05012494

Regulatory Announcement

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SUPPL

Company	Standard Chartered PLC
TIDM	STAN
Headline	Analyst Trip
Released	09:12 28-Oct-05
Number	2936T

Standard Chartered PLC – Analyst Trip

Standard Chartered PLC
28 October 2005

Standard Chartered PLC will be hosting an analyst trip to its banking operations in Dubai and Korea during the week of 30 October to 4 November 2005.

The trip will cover:

30 October	Group Consumer Banking
31 October	Group Technology and Operations, Bank Permata
1 November	Middle East and South Asia region
2 November	Travel to Korea
3 November	Standard Chartered First Bank
4 November	Standard Chartered First Bank

Presentation slides will be made available on Standard Chartered's website (www.investors.standardchartered.com) each day from 8am London time.

As is its normal practice, Standard Chartered will issue a pre-close trading update on 7 December 2005. No comments on the Group's current trading will be made during the trip.

For further questions, please contact:

Romy Murray
Head of Investor Relations
+44 (0) 20 7280 7245

Ruth Naderer
Head of Investor Relations, Asia Pacific
+852 2820 3075

Jenny Koh
Investor Relations Manager
+44 (0) 20 7280 6454

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:55 14-Oct-05
Number	7228S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

G R Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Rock Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

507

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000039%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

75,998 (0.0058%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:55 14-Oct-05
Number	7222S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

REPLACEMENT NOTIFICATION FOR THE ONE ISSUED ON 9 SEPTEMBER 2005.

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gareth Bullock

8 State the nature of the transaction

Exercise of Options over shares under the 2000 Executive Share Option Scheme and the sale of the resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

176,751

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.013%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

176,751

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.013%

13. Price per *share* or value of transaction

Acquisition price: 20,000 shares at £8.085, 65,440 shares at £8.710 and 91,311 shares at £7.228

Disposal price: 1232.5p

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

35,743 (0.0027% of issued share capital)

Due to an administrative error, the figure of 35,743 was incorrect. The correct figure was 75,491.

16. Date issuer informed of transaction

7 September 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Cynthia McGibbon, Assistant Secretary

Date of notification

9 September 2005

………………………………………

END
END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:38 14-Oct-05
Number	7194S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

T J Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

T J Miller

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

343

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000026%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

55,742 (0.0042%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:35 14-Oct-05
Number	7187S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

P D Skinner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

P D Skinner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

27

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000021%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,124 (0.00024%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:33 14-Oct-05
Number	7186S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R Markland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R Markland

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

18

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000014%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,083 (0.00016%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:29 14-Oct-05
Number	7178S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H P Markham

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H P Markham

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000015%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,302 (0.00018%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:26 14-Oct-05
Number	7169S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

K P Ho

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

K P Ho

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000016%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,450 (0.00019%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:23 14-Oct-05
Number	7165S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H Meddings

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

103

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000078%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

35,853 (0.0027%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:19 14-Oct-05
Number	7157S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

P A Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

P A Sands

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

138

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000011%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

46,602 (0.0035%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:17 14-Oct-05
Number	7153S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

B K Sanderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Barclays Share Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,170

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000089%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

190,104 (0.014%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	14:46 13-Oct-05
Number	6403S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

H E Norton

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Zeban Nominees Limited

8 State the nature of the transaction

Purchase of shares and sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,200

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00017%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

3,700

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00028%

13. Price per *share* or value of transaction

Purchase: 725p

Sale: 880.25p

14. Date and place of transaction

Purchase: 7 May 2003

Sale: 5 July 2004

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,500 (0.00019%)

16. Date issuer informed of transaction

12 October 2005

The delay is due to an administrative error by the nominee company.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

13 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:06 03-Oct-05
Number	1342S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

E M Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mervyn Davies

8 State the nature of the transaction

Exercise of an Option over shares granted under the 2000 Standard Chartered Executive Share Option Scheme and sale of the resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

415,052

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.032%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

415,052

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.032%

13. Price per *share* or value of transaction

Option price: 722.8p

Average Sale price: 1237.35p

14. Date and place of transaction

3 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

160,893 (0.012%)

16. Date issuer informed of transaction

3 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

3 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	11:20 03-Oct-05
Number	0873S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Notification relates to a transaction notified in accordance with both DR3.1.4R (1)(a) and DR 3.1.4(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Bryan Sanderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Notification relates to Mr Bryan Sanderson and Mrs Sirkka Sanderson

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification made in respect of the holdings of Bryan Sanderson and Sirkka Sanderson

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Barclays Share Nominees Limited

8. State the nature of the transaction

Award of 19,290 shares to Mr Sanderson under his compensation arrangements and subsequent transfer of 5,000 shares from Mr Sanderson to Mrs Sanderson

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

19,290

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0015%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

3 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Bryan Sanderson: 172,775 shares (0.013%)

Sirkka Sanderson: 16,159 shares (0.0012%)

16. Date issuer informed of transaction

3 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

3 October 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:59 29-Sep-05
Number	9828R

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN 2 AND ITS FOUR AFFILIATES: CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC., CAPITAL INTERNATIONAL LIMITED AND CAPITAL GUARDIAN TRUST COMPANY

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

2,950,492

8. Percentage of issued class

0.225%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

27 SEPTEMBER 2005

11. Date company informed

28 SEPTEMBER 2005

12. Total holding following this notification

52,419,701

13. Total percentage holding of issued class following this notification

3.997%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

BRIDGET CREEGAN, 020 7280 6119

16. Name and signature of authorised company official responsible for making this notification

TERRY SKIPPEN, ASSISTANT GROUP SECRETARY

Date of notification

29 SEPTEMBER 2005

The Capital Group Companies, Inc

Capital Guardian Trust Company

Registered Holders	Shares
State Street Nominees Limited	3,059,064
Bank of New York Nominees	1,186,328
Northern Trust	268,824
Chase Manhattan Bank Australia Limited	4,900
Chase Nominees Limited	12,192,128
BT Globenet Nominees Limited	438,798
Midland Bank plc	2,457,250
Cede & Co.	81,500
Deutsche Bank Mannheim	800
Bankers Trust	1,031,800
Barclays Bank	75,000
Citibank London	3,600
Royal Trust	6,300
Brown Bros	20,807
Nortrust Nominees Limited	2,941,122
Royal Bank of Scotland	65,200
MSS Nominees Limited	43,600
State Street Bank & Trust Co	61,000
Citibank	7,500
RBSTB Nominees Limited	2,200
Citibank NA	33,100
Deutsche Bank AG	2,200
HSBC Bank plc	1,600
Mellon Bank NA	103,600
ROY Nominees Limited	27,000
Mellon Nominees (UK) Limited	905,100
HSBC	30,700
JP Morgan Chase Bank	852,823
	25,903,844

Capital International Limited

Registered Holders	Shares
State Street Nominees Limited	540,019
Bank of New York Nominees	4,736,336
Northern Trust	1,420,975
Chase Nominees Limited	2,857,577
Midland Bank plc	120,100
Bankers Trust	292,000
Barclays Bank	98,300
Citibank London	568,522
Morgan Guaranty	217,300
Nortrust Nominees	3,200,714
Royal Bank of Scotland	412,100
MSS Nominees Limited	22,800
State Street Bank & Trust Co.	679,100

National Westminster Bank	30,100
Lloyds Bank	11,400
Citibank	38,088
Citibank NA	27,100
Deutsche Bank AG	1,349,138
Chase Manhattan Nominee Limited	69,300
HSBC Bank plc	861,200
Mellon Bank NA	238,793
Northern Trust AVFC	20,500
KAS UK	72,700
Mellon Nominees (UK) Limited	222,100
Bank One London	148,800
Clydesdale Bank plc	116,600
JP Morgan Chase Bank	25,500
	18,397,162

Capital International SA

Registered Holders	**Shares**
State Street Nominees Limited	14,500
Bank of New York Nominees	33,500
Chase Nominees Limited	1,417,676
Midland Bank plc	254,942
Barclays Bank	172,900
Pictet & Cie	19,500
Brown Bros.	53,100
Nortrust Nominees	13,200
Morgan Stanley	20,859
Royal Bank of Scotland	113,700
JP Morgan	1,322,918
National Westminster Bank	11,600
Lloyds Bank	24,900
RBSTB Nominees Limited	50,400
Citibank NA	20,300
Deutsche Bank AG	13,200
HSBC Bank plc	269,360
HSBC	5,200
	3,831,755

Capital International, Inc

Registered Holders	**Shares**
State Street Nominees Limited	1,310,309
Bank of New York Nominees	425,069
Northern Trust	15,500
Chase Nominees Limited	1,144,620
Midland Bank plc	110,500
Bankers Trust	18,300
Citibank London	15,300
Brown Bros	83,500

Nortrust Nominees	216,100
Royal Bank of Scotland	65,700
State Street Bank & Trust Co	260,215
Sumitomo Trust & Banking	19,800
Citibank	11,300
RBSTB Nominees Limited	22,900
Citibank NA	210,397
State Street Australia Limited	35,000
HSBC Bank plc	120,430
JP Morgan Chase Bank	202,000
	4,286,940

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:11 28-Sep-05
Number	9008R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Tim Miller

8 State the nature of the transaction

Exercise of an Option over shares granted under the 2000 Standard Chartered Executive Share Option Scheme and sale of the resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

85,085

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0064%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

85,085

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0064%

13. Price per *share* or value of transaction

Option price: 722.8p

Sale price: 1226p

14. Date and place of transaction

28 September 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

55,399 (0.0042%)

16. Date issuer informed of transaction

28 September 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

28 September 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:59 09-Sep-05
Number	1079R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Tim Miller

8 State the nature of the transaction

Grant of Options over shares under the Standard Chartered 2005 UK Sharesave Scheme.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

8 September 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

8 September 2005

18. Period during which or date on which it can be exercised

This Option is exercisable 5 years from the date of grant and must be exercised within 6 months.

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

Ordinary shares of US$0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

2000 Executive Share Option Scheme 385,019

2001 Performance Share plan 116,995

Standard Chartered 2005 UK Sharesave Scheme 4,008

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Cynthia McGibbon, Assistant Secretary

Date of notification

9 September 2005

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	08:59 09-Sep-05
Number	0597R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gareth Bullock

8 State the nature of the transaction

Exercise of Options over shares under the 2000 Executive Share Option Scheme and the sale of the resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

176,751

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating

percentage)

0.013%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

176,751

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.013%

13. Price per *share* or value of transaction

Acquisition price: 20,000 shares at £8.085, 65,440 shares at £8.710 and 91,311 shares at £7.228

Disposal price: 1232.5p

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

35,743 (0.0027% of issued share capital)

16. Date issuer informed of transaction

7 September 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Cynthia McGibbon, Assistant Secretary

Date of notification

9 September 2005

……………………………………

END
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Company	Standard Chartered PLC
TIDM	STAN
Headline	Investment - China Bohai Bank
Released	09:05 06-Sep-05
Number	8776Q

Standard Chartered PLC

6 September 2005

For Immediate Release

Standard Chartered signs agreement on the formation of China Bohai Bank

Beijing, 6 September 2005 – Standard Chartered is pleased to announce the completion of the Promoters Agreement of China Bohai Bank, marking the occasion with a signing ceremony held in the Great Hall of People, Beijing and witnessed by Premier Wen Jia Bao of the People's Republic of China and UK Prime Minister Tony Blair.

Standard Chartered, through its wholly owned subsidiary Standard Chartered Bank (Hong Kong) Limited, is the sole foreign strategic investor with a 19.99% interest in China Bohai Bank ("the Bank"). Standard Chartered's investment will be approximately US$123 million in cash.

China Bohai Bank is the first national joint stock commercial bank to be set up in the People's Republic of China since 1996, and is also the first national joint stock commercial bank headquartered in Tianjin.

China Bohai Bank is established using a "promoter" model, whereby its domestic and foreign promoters subscribe shares with cash. The initial capital is Renminbi 5 billion. Standard Chartered and the other Promoters are fully committed to making China Bohai Bank a successful, competitive and customer-focused bank. The other Promoters include Tianjin Teda Investment Holding Co. Ltd with a 25% interest, China Ocean Shipping (Group) Co. with 13.67%, Shanghai Baosteel Group Corp. and State Development & Investment Corp., both with 11.67%, Tianjin Trust & Investment Co. Ltd with 10% and Tianjin Shanghui Investment (Holding) Co. Ltd. with 8% interest.

Standard Chartered has an uninterrupted history of commitment to China of over 150 years. As China Bohai Bank's foreign strategic investor, Standard Chartered will leverage its strong global resources and innovative product capabilities to ensure the success of the new Bank.

Speaking at today's ceremony, Bryan Sanderson, Chairman of Standard Chartered PLC, said, "I am honoured that Standard Chartered has been given the opportunity to participate

in this exciting investment. We will leverage our international banking experience to assist China Bohai Bank in many areas, including product development, risk management and governance".

Bryan Sanderson continued to say, "I would also like to take this opportunity to express our sincere gratitude to the Tianjin government and all the other esteemed Promoters for their efforts in laying a strong foundation for China Bohai Bank".

Chinese banking veteran and former Chairman and President of the Import-Export Bank of China, Mr Yang Zilin, has been nominated the Chairman of China Bohai Bank. Mr Ma Teng, former Head of Credit Cards business of Industrial & Commercial Bank of China, has been nominated to be the CEO of China Bohai Bank.

Standard Chartered has nominated senior managers for the positions of Vice-Chairman, a Deputy CEO who is also a Director and Chief Risk Officer in China Bohai Bank. We will make an appropriate announcement once the necessary regulatory approval on the appointments has been obtained.

- END -

For further information please contact:

Crystal Qian, Head of Corporate Communication, China
Tel: 021 58871230 Ext. 7365

Gabriel Kwan, Senior Corporate Affairs Manager, Hong Kong, China & N.E Asia
Tel: 852 9465 0366

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 42,000 people in 950 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. Standard Chartered is one of the world's most international banks, with employees representing 80 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and corporate responsibility as well as its commitment to making a difference in the communities in which it operates.

Standard Chartered set up its first branch in Shanghai in 1858, remaining throughout the last 150 years. Now it has ten branches (Chengdu and Suzhou to be opened soon), one sub-branch and four representative offices in China. The Shanghai, Shenzhen, Beijing, Nanjing and Xiamen

Branches can provide full banking services (including RMB) for corporate customers and foreign currency services for local citizens. The Nanjing Branch is the only foreign bank in Jiangsu Province to be allowed to conduct RMB business. It was also among the first group of foreign banks to be granted the QFII custodian bank and derivative licence.

www.standardchartered.com

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Company Secretary Change
Released	09:41 01-Sep-05
Number	6970Q

THE FOLLOWING IS THE TEXT OF A REGULATORY ANNOUNCEMENT MADE IN HONG KONG ON 1 SEPTEMBER 2005

STANDARD CHARTERED PLC (the "Company")

CHANGE OF COMPANY SECRETARY

Pursuant to Rule 13.51(5) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company announces that it has appointed Mr. Charles Bennett Brown to replace Mr. David J. Brimacombe as group company secretary with effect from 1 September, 2005. Mr. Brown, a qualified Chartered Secretary, become a Graduate of the Institute of Chartered Secretaries and Administrators (ICSA) in England in 1991, an Associate of the ICSA in 1993 and a Fellow of the ICSA in 1997. From 2000 to 2005, he was Deputy Company Secretary of Allied Domecq PLC, a FTSE 100 company listed in London and New York, and prior to that he held various senior company secretarial positions in international listed companies.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results
Released	09:14 01-Sep-05
Number	6954Q

Standard Chartered PLC

1 September 2005

Copies of the Standard Chartered PLC 2005 Interim Report and 2005 Interim Dividend Circular have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Korea First Bank H1 Results
Released	09:18 16-Aug-05
Number	1357Q

Standard Chartered PLC
16 August 2005

Today Korea First Bank ("KFB") announced their 2005 first half results. These can be found on the KFB website at www.kfb.co.kr.

KFB is a wholly owned subsidiary of Standard Chartered PLC. Standard Chartered PLC released their 2005 Interim Results under IFRS, which included the consolidation of KFB for the period of ownership, on 8 August 2005.

Standard Chartered PLC is issuing this announcement for information purposes only.

For further information please contact:

Romy Murray, Head of Investor Relations
+44 (0)20 7280 6454

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Cindy Tang, Head of Media Relations
+44 (0)20 7280 6170

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	13:04 15-Aug-05
Number	1010Q

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

David Edwards

8 State the nature of the transaction

Exercise of options over shares under the 2000 Standard Chartered Executive Share Option Scheme and the sale of the resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

87,161

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0066%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1229p

14. Date and place of transaction

12 August 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16,308 shares (0.0012% of issued share capital)

16. Date issuer informed of transaction

15 August 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Cynthia McGibbon

Date of notification

15 August 2005

....

END
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Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results - Part 2
Released	09:00 08-Aug-05
Number	8268P

RNS Number:8268P
Standard Chartered PLC
08 August 2005

PART 2

STANDARD CHARTERED PLC - NOTES

1. Basis of Preparation

On 1 January 2005, the Group adopted European Union (EU) endorsed International Financial Reporting Standards (IFRSs) and the next annual financial statements of the Group will be prepared in accordance with IFRSs adopted for use in the EU. The results for 2005 have been presented in accordance with IFRSs that have been endorsed and those that are expected to be endorsed by the end of the year. The comparative amounts have similarly been restated except that the Group has taken advantage of the transition rules of IFRS1, First-Time Adoption of International Financial Reporting Standards, to adopt IAS 32 and IAS 39 with effect from 1 January 2005.

The Group has adopted the Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option' and Amendment to IAS19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures with effect from 1 January 2005, ahead of their effective dates, on the assumption that they will be endorsed by the EU.

These interim financial statements comply with all current IFRSs as published by the IASB and have been prepared in accordance with IAS 34 Interim Financial Reporting on this basis.

Additional information is set out in note 6 on page 47.

2. Taxation

6 mo
e
30.0

Analysis of taxation charge in the period	
The charge for taxation based upon the profits for the period comprises:	
United Kingdom corporation tax at 30% (30 June 2004: 30%; 31 December 2004: 30%):	
Current tax on income for the period	
Adjustments in respect of prior periods	
Double taxation relief	(
Foreign tax:	
Current tax on income for the period	
Adjustments in respect of prior periods	
Total current tax	
Deferred tax:	
Origination/reversal of temporary differences	
Tax on profits on ordinary activities	
Effective tax rate	2

Overseas taxation includes taxation on Hong Kong profits of $78 million (30 June 2004: $45 million; 31 December 2004: $47 million) provided at a rate of 17.5 per cent (30 June 2004: 17.5 per cent; 31 December 2004: 17.5 per cent) on the profits assessable in Hong Kong.

3. Dividends on Ordinary Equity Shares

The 2005 interim dividend of 18.94 cents per share will be paid in either sterling, Hong Kong dollars or US dollars on 14 October 2005 to shareholders on the UK register of members at the close of business on 19 August 2005 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 19 August 2005.

It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend will be sent to shareholders on or around 2 September 2005.

STANDARD CHARTERED PLC - NOTES

4. Earnings per Ordinary Share

		6 months ended 3
	Profit	Weighted
	$m	n
Basic earnings per ordinary share	956	1
Effect of dilutive potential ordinary shares:		

Convertible bonds	7	
Options	-	
Diluted earnings per share	963	1

	6 months ended 30.06.04			6 mon	
	Profit $m	Weighted average number of shares ('000)	Per share amount cents	Profit $m	Weigh
Basic earnings per ordinary share	727	1,170,699	62.1	793	
Effect of dilutive potential ordinary shares:					
Convertible bonds	11	34,488		12	
Options	-	2,252		-	
Diluted earnings per share	738	1,207,439	61.1	805	

The Group measures earnings per share on a normalised basis. This differs from earnings defined in International Accounting Standard 3, Earnings per share. The table below provides a reconciliation.

	6 mon en 30.06
Profit attributable to ordinary shareholders	
Profit on sale of shares in - KorAm	
- Bank of China	
Premium and costs paid on repurchase of subordinated debt	
Costs of Hong Kong incorporation	
Tsunami donation	
Other impairment	
"One-off" items	
Amortisation of intangible assets arising on business combinations	
Profit less losses on disposal of investment securities held at cost	
Profit on sale of property, plant and equipment	
Profit on disposal of subsidiary undertakings	
Other impairment	
Normalised earnings	
Normalised earnings per ordinary share	75

EPS has grown by 32 per cent. With the adoption of IAS 39, the Group no longer normalises gains and losses on disposal of investment securities as these are now held in an available for sale portfolio at fair value.

Had this policy been adopted in the first half of 2004 normalised earnings per share would have been 59.5 cents and EPS growth would have been 26 per cent.

STANDARD CHARTERED PLC - NOTES

5. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprises of the following balances with less than three months maturity from the date of acquisition.

	30
Cash and balances with central banks*	
Treasury bills and other eligible bills	
Loans and advances to banks	
Trading securities	
Total	

* Cash balances with central banks include certain amounts subjected to regulatory restrictions.

6. Transition to EU Endorsed IFRS

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied, which are as set out below, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the directors have assumed that the following IFRSs issued by the International Accounting Standards Board will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 December 2005:

- Amendment to IAS 19 Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures
- Amendments to IAS 39 - Financial Instruments: Recognition and Measurement The Fair Value Option

The adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty.

Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

Application of IFRS 1: First-time adoption of International Financial Reporting standards

The Group's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these interim consolidated financial statements is 30 June 2005. The Group's IFRS adoption date is 1 January 2005.

In preparing these interim consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application elected by the Group

The Group has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations exemption

The Group has applied the business combinations exemption in IFRS 1. It has not

restated business combinations that took place prior to the 1 January 2004 transition date.

(b) Fair value as deemed cost exemption

The Group has elected to deem as cost certain items of property, plant and equipment held at valuation as at 1 January 2004.

(d) Cumulative translation differences exemption

The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004.

(e) Exemption from restatement of comparatives for IAS 32 and IAS 39

The Group elected to apply this exemption. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 have been determined and recognised at 1 January 2005.

(f) Share-based payment transaction exemption

As the Group has not previously published information regarding the fair value of employee rewards, it has been required to apply the share-based payment exemption. It applied IFRS 2 from 1 January 2004 to those equity settled share awards that were issued after 7 November 2002 but that have not vested by 1 January 2005.

Exceptions from full retrospective application followed by the Group

The Group has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not chose to apply the IAS 39 derecognition criteria to an earlier date.

(b) Estimates exception

Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous UK GAAP, unless there is evidence that those estimates were in error.

(c) Assets held for sale and discontinued operations exception

Management has applied IFRS 5 prospectively from 1 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 1 January 2005.

Reconciliations between IFRS and UK GAAP

The following reconciliations provide details of the impact of the transition on:

- equity at 1 January 2004 (excluding IAS 32/39)

- equity at 30 June 2004 (excluding IAS 32/39)
- equity at 31 Dec 2004 (excluding IAS 32/39)
- equity at 1 January 2005 (including IAS 32/39)
- profit and loss 30 June 2004 (including IAS 32/39)
- profit and loss 31 December 2004 (excl IAS 32/39)

An explanation of the adjustments and the Group's accounting policies under IFRS is set out in the presentation and press release entitiled "Standard Chartered PLC Results for 2004 Restated Under International Financial Reporting Standards" dated 12 May 2005. Copies of this document are available from the Group's website at:

http://investors.standardchartered.com

STANDARD CHARTERED PLC - NOTES

Reconciliation of equity

	Share capital/ premium and redemption reserve	Premises revaluation	Own shares held in ESOP Trusts	Retained earnings	Minority interest	01.01.04 Total equity
	$m	$m	$m	$m	$m	$m
UK GAAP	3,768	(2)	(60)	3,823	614	8,143
Dividends	-	-	-	439	-	439
Fixed Assets	-	81	-	(84)	-	(3)
Share options	-	-	-	(3)	-	(3)
Consolidation	-	-	-	25	6	31
Tax	-	(22)	-	(9)	-	(31)
Other	-	-	-	(9)	-	(9)
IFRS	3,768	57	(60)	4,182	620	8,567

	Share capital/ premium and redemption reserve	Premises revaluation	Own shares held in ESOP Trusts	Retained earnings	Minority interest	30.06.04 Total equity
	$m	$m	$m	$m	$m	$m
UK GAAP	3,778	-	(74)	4,301	626	8,631
Dividends	-	-	-	208	-	208
Goodwill	-	-	-	21	-	21
Fixed Assets	-	81	-	(84)	-	(3)
Share options	-	-	-	10	-	10
Consolidations	-	-	-	17	4	21
Tax	-	-	-	(4)	-	(4)
Other	-	-	-	(22)	-	(22)
IFRS	3,778	81	(74)	4,447	630	8,862

	Share	Premises	Own	Retained	Minority	31.12.04 Total

	capital/ premium and redemption reserve $m	revaluation $m	shares held in ESOP Trusts $m	earnings $m	interest $m	equity $m
UK GAAP	3,818	(5)	(8)	4,630	956	9,391
Dividends	-	-	-	532	-	532
Goodwill	-	-	-	114	-	114
Fixed Assets	-	81	-	(84)	-	(3)
Share options	-	-	-	16	-	16
Consolidations	-	-	-	27	8	35
Tax	-	-	-	(4)	-	(4)
Other	-	-	-	(12)	-	(12)
IFRS	3,818	76	(8)	5,219	964	10,069

STANDARD CHARTERED PLC - NOTES

	Share capital/ premium and redemption reserve $m	Other equity instruments $m	AFS reserves $m	Cash flow hedge reserve $m
IFRS (ex IAS 32/39)	3,818	-	-	-
Debt/Equity	(375)	994	-	-
Effective Yield	-	-	-	-
Derivatives/hedging	-	-	-	61
Asset classification/ fair values	-	-	87	-
Other	-	-	-	-
Impairment	-	-	-	-
Tax	-	-	(14)	(19
IFRS	3,443	994	73	42

	Premises revaluation $m	Retained earnings $m	Minority interest $m	01.01.05 Total equity $m
IFRS (ex IAS 32/39)	76	5,211	964	10,069
Debt/Equity	-	20	-	639
Effective Yield	-	109	-	109
Derivatives/hedging	-	58	(4)	115
Asset classification/ fair values	-	(27)	-	60
Other	-	(142)	-	(142
Impairment	-	33	-	33
Tax	-	(55)	-	(88
IFRS	76	5,207	960	10,795

Reconciliation of profit and loss

Profit attributable to shareholders	6 months ended 30.06.04 $m	12 months ended 31.12.04 $m
UK GAAP	746	1,479
Goodwill	21	114
Share options	(12)	(23)
Consolidations	2	3
Tax	7	7
Other	(8)	(2)
IFRS	756	1,578

7. Dealings in the Company's listed securities

Neither the Company nor any of its subsidiaries has bought, sold or redeemed any securities of the Company listed on The Stock Exchange of Hong Kong Limited during the six months ended 30 June 2005.

8. Corporate Governance

The Directors confirm that, throughout the period, the company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.

The 2005 Interim Results have been reviewed by the Company's Audit and Risk Committee.

9. Interim Report and Statutory Accounts

The information in this news release is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act, 1985 (the Act). The 2005 Interim Report was approved by the Board of Directors on 8 August 2005. Statutory Accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts: report was unqualified and do not contain a statement under section 237 (2) or (3) of the Act.

This news release does not constitute the unaudited Interim financial information which is contained in the interim report. The unaudited Interim financial information has been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in the Bulletin 1999/4: review of interim financial information issued by the Auditing Practices Board. On the basis of its review, KPMG Audit Plc is not aware of any material modifications that should be made to the unaudited interim financial information as presented for the 6 months ended 30 June 2005 in the interim report. The full report of its review is included in the interim report.

STANDARD CHARTERED PLC - ADDITIONAL INFORMATION (continued)

Financial Calendar

Ex-dividend date	17 August 2005
Record date	19 August 2005
Posting to shareholders of 2005 Interim Report	2 September 2005
Payment date - interim dividend on ordinary shares	14 October 2005

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
+44 20 7280 7708

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Cindy Tang, Head of Media Relations
+44 207 280 6170

The following information will be available on our website

- A live webcast of the interim results analyst presentation (available from 10:45am BST)
- A pre-recorded webcast and Q/A session of analyst presentation in London (available 1:00pm BST)
- Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director available from 9:00am BST.

- Slides for the Group's presentations (available after 1:00pm BST)

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to Corporate Responsibility is available at http://www.standardchartered.com/corporateresponsibility

The 2005 Interim Report will be made available on the website of the Stock Exchange of Hong Kong and on our website www.standardchartered.com as soon as is practicable.

END

Regulatory Announcement

Go to market news section

Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results
Released	09:00 08-Aug-05
Number	8267P

8 August 2005

TO CITY EDITORS
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 200

Reported Results

- Profit before tax up 20 per cent to $1,333 million, compared with $1,107 million* in H1 2004 (H2 2004: $1,144 million*)
- Income up 19 per cent to $3,236 million from $2,725 million* (H2 2004: $2,657 million*)
- Total assets up 54 per cent to $203.9 billion from $132.6 billion (H2 2004: $147.1 billion) including $46 billion on the acquisition of Korea First Bank (KFB)

Underlying Results**

- Profit before tax up 15 per cent to $1,249 million, compared with $1,082 million* in H1 2004 (H2 2004: $1,143 million*)
- Income up 14 per cent to $2,978 million from $2,615 million* (H2 2004: $2,628 million*)
- Expenses up 12 per cent to $1,562 million from $1,392 million*; (H2 2004: $1,415 million*)
- Loan impairment charge up 19 per cent to $166 million from $139 million (H2 2004: $71 million)

Key Metrics

- Normalised earnings per share up 32 per cent at 75.2 cents (H1 2004: 57.1 cents*; H2 2004: 67.5 cents*)
- Normalised return on ordinary shareholders' equity is 18.4 per cent* (H1 2004: 18.0 per cent;* H2 2004: 18.6 per cent*)
- Interim dividend per share increased 11 per cent to 18.94 cents
- Cost income ratio improves to 52.6 per cent (H1 and H2 2004: 54.0 per cent).

Significant achievements

- Underlying income in Consumer and Wholesale Banking both grew at 14 per cent
- Record profits in Consumer Banking, up 24 per cent, underlying up 14 per cent
- Record profits in Wholesale Banking, up 23 per cent, underlying up 17 per cent
- Completed acquisition of Korea First Bank; good progress on integration

- 2004 acquisitions and alliances delivering ahead of expectations

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"This is a strong set of results. We are making good progress. We are on course to achieve our strategic goals, building on our track record of performance."

*Comparative restated in the transition to IFRS (see note 6 on page 47).
** Underlying income and costs excludes the post acquisition results of KFB and one-off items in 2004.

STANDARD CHARTERED PLC - TABLE OF CONTENTS

On 1 January 2005 the Group adopted European Union (EU) endorsed International Financial Reporting Standards (IFRSs). The comparative amounts presented have accordingly been restated to comply with IFRSs that have been endorsed by the EU, and those that are expected to be endorsed in 2005, with the exception of IAS 32/39. The impact of the restatement was published by the Group on 12 May 2005. Copies of this announcement are available from the Group's website at http://investors.standardchartered.com The Group has taken advantage of the transition rules of IFRS 1, First time adoption of International Financial Reporting Standards to apply IAS 32/39 with effect from 1 January 2005. (see note 6 on page 47).

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
RESULTS			
Operating income	**3,236**	2,725	2,657
Impairment losses on loans and advances	**(194)**	(139)	(75)
Profit before taxation	**1,333**	1,107	1,144
Profit attributable to shareholders	**971**	756	822
Profit attributable to ordinary shareholders	**956**	727	793
BALANCE SHEET			
Total assets	**203,927**	132,648	147,078
Total equity	**12,494**	8,862	10,069
Capital base	**15,753**	12,595	13,786
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cents
Earnings per share - normalised basis	**75.2**	57.1	67.5
- basic	**74.7**	62.1	67.5
Dividend per share	**18.94**	17.06	40.44
Net asset value per share	**830.0**	676.5	715.2
RATIOS	**%**	%	%
Post-tax return on equity – normalised basis	**18.4**	18.0	18.6
Cost income ratio – normalised basis	**52.6**	54.0	54.0
Capital ratios:			
Tier 1 capital	**7.3**	9.2	8.6
Total capital	**13.0**	15.6	15.0

Results on a normalised basis reflect the Group's (Standard Chartered PLC and its subsidiaries) results excluding items presented in note 4 on page 46.

CHAIRMAN'S STATEMENT

I am pleased to report another strong half-year performance for Standard Chartered.

Our performance is showing the benefits of our investments in organic growth, and the strategic alliances and acquisitions we have made.

Our acquisition of Korea First Bank (KFB) was completed ahead of schedule in April 2005, and we are making good progress on the integration.

2005 First Half Results

We continue to build on our track record of performance, with broadly based income growth in almost all our geographies and across both businesses. Our loan impairment performance has, once again, been strong, as the benign credit environment continues in many of our markets, and as we benefit from our robust risk management processes.

We continue to pace expenses growth in line with income, and have shown improvement in our cost income ratio. Normalised earnings per share is up 32 per cent.

At the half year, the Board has approved an interim dividend of 18.94 cents per share, up 11 per cent.

Economic Environment

In our markets of Asia, Africa and the Middle East, the overall economic outlook is good.

While global rates of growth look set to slow during the second half of 2005, growth rates in our markets are forecast to remain above those of OECD countries.

There are challenges. Oil and commodity prices look set to remain high, although moderating in 2006 to match the potential slowdown in global growth.

This will benefit many of our markets, although some – particularly those with low foreign exchange reserves – may feel increased inflationary pressures.

In Asia, China's recent decision to change the renminbi regime is a major policy step and is go news for the Chinese economy. We believe it is also good news for the global economy. This is further sign of China's emergence as a global economic player.

The immediate market implications are:
- Stronger Asian currencies versus dollar;
- Countries whose currencies strengthen may well opt for lower interest rates;
- There may be some impact on US long bond yields but this is hard to predict.

Longer-term, we also expect a deepening of Asian financial markets, as central banks across t region gradually start to increase their holdings in other Asian currencies.

We are in growing markets, and we are executing our strategy well. Our geographic diversity helping us to deliver a consistently good performance.

Strategic Approach

Our strategic focus is on organic growth. Where we consider acquisitions, we will take a ve disciplined approach. Any acquisition must deliver shareholder value and allow us to do somethi that we cannot do organically.

So far this year, we have made a number of investments, either extending our geographic

customer reach, or broadening our product range:

- the purchase of Thailand's Financial Institutions Development Fund's 24.97 per cent shareholdi in Standard Chartered Nakornthon Bank;
- the agreement to acquire a minority stake in Travelex, the world's largest non-bank forei exchange specialist;
- the purchase of an 8.56 per cent minority stake in Asia Commercial Bank in Vietnam, one of t two joint stock banks in the country; and
- the agreement to acquire the commercial banking business of American Express Bank Limited in Bangladesh.

And, of course, we have completed the acquisition of KFB – the largest in the Group's history, and the largest foreign investment in Korea's financial services sector.

Our results show clearly that our strategy is delivering results. Standard Chartered is growing – our businesses are growing, our presence in our markets is growing.

But size itself is not the objective. The objective is, and always will be, to create shareholder value.

The Board is very focused on ensuring the Group achieves its strategic objectives.

Corporate Governance

As Chairman, one of my most important responsibilities is to ensure proper governance.

Good governance is the assurance to our shareholders of a well-run organisation.

Good governance compels clear accountabilities, ensures strong controls, instils the right behaviou and reinforces good performance.

The Group is committed to ensuring the integrity of governance throughout our network, w particular emphasis on controls, management systems, and strategy.

In Summary

We are making good progress towards our performance goals for 2005. While there are sor challenges in our markets, the economic outlook remains positive, and we are well-placed to ben(from their strength.

We have a vigorous governance culture supported by strong processes and systems.

This is a strong set of results. We are making good progress. We are on course to achieve (strategic goals, building on our track record of performance.

Bryan Sanderson CBE
Chairman
8 August 2005

GROUP CHIEF EXECUTIVE'S REVIEW

We have had another strong set of results for the first half of 2005.

We now have a track record for good performance and for keeping our promises to c shareholders. We will continue to do so.

In the first half of 2005, we delivered against a balanced scorecard of growth and performance. Pr(before tax, including KFB, was $1,333 million, a 20 per cent increase from $1,107 million. On underlying basis, profit before tax was up 15 per cent. On a normalised basis, cost-income ra improved to 52.6 per cent. Earnings per share saw an increase from 57.1 cents to 75.2 cents.

Our Progress

At the beginning of the year, we set out our top priorities for 2005:

- Expand Consumer Banking customer segments and products;
- Continue Wholesale Banking transformation;
- Integrate Korea First Bank and deliver growth;
- Accelerate growth in India and China;
- Deliver further technology benefits;
- Embed Outserve into our culture.

We are making real progress in achieving our priorities.

As a Group, we have come a long way in the past few years, doubling profits and earnings per sha in three years, and achieving our target return on equity.

We have changed the shape of our business:
- While Hong Kong remains a key market, it is now part of a bigger, geographically balanced banl
- Eleven of our geographies now deliver over USD100 million in income.
- Profits in the Middle East and South Asia region (MESA), including the United Arab Emirat (UAE), have grown sevenfold over the past 10 years.

The momentum in both businesses remains strong, with income and profit growth across almost our markets.

We have confidence that this performance will continue, as we focus on our markets, our produc our service, our people, and on delivering good returns from our acquisitions and alliances.

Our Markets

There are opportunities in nearly all of our markets. To take three examples:

India
We are the largest international bank, we hold top five positions in many of our market segments, a we are the third most profitable multinational. Our service centre in Chennai is a leader in busine processing.

Our acquisition of Grindlays in 2000 gave us scale, and we have added to this. We now have branches in 30 cities. In the first half of 2005, our operating profit has exceeded the profits we ma for the full year of 2001.

We are continuing to invest in growing our footprint to benefit from the scale and potential in India.

China
In China we have a three-strand growth strategy – organic growth, selective strategic investment, a

taking advantage of the many opportunities in the Pearl River Delta, one of the world's fast‹ growing economic zones.

Our Consumer Banking business was launched in 2003 and is already on track to break even tl year. In the past six months, we have launched 12 new products, trebled our assets over end 20(and doubled the number of permanent staff – from less than 200 to almost 400 this June – to mε the demand we see in the market.

We now provide Consumer Banking services in Shanghai, Shenzhen, Beijing and Guangzhou - amongst some of the most important and wealthy cities in China.

Wholesale Banking has been profitable for the last two years in China. Income is up approximately 50 per cent, year on year. We are now expanding corporate advisory and other Global Markets services.

But it is not only the giant economies of India and China that are contributing to our growth.

Middle East and South Asia
The economies in the Middle East and South Asia region are doing very well, partly due to strong commodities and oil prices.

We are very pleased with our performance in MESA. We made a decision to invest in both infrastructure and talent, to strengthen our wealth management business, and to upgrade our project finance and debt capital markets capabilities. These investments are paying off.

Our income in the first half this year grew 25 per cent over the same period last year.

As countries like the UAE and Qatar look to increase their role in the world, we see further growth opportunities.

We also have opportunities in capturing the trade and investment flows between our markets. The pattern of trade flows is changing with rapid growth in intra-Asia and Afro-Asia trade.

The Asian regional financial hubs of Hong Kong and Singapore remain core to these opportunities.

We have seen a return to growth in Hong Kong, where tight discipline on expenses and risks has delivered record growth in operating profit.

Singapore is a very challenging market with a highly competitive environment leading to strong margin compression.

We are taking action to reposition our business in Singapore while taking the lead in product innovation to win market share.

Our Products

Product innovation has become a driver of our organic growth.

So far this year, we have launched 200 new product variations across 15 markets in Consum Banking, ranging from Small and Medium Sized Enterprises (SME) loans in Pakistan to perso loans in South Africa.

Time to market is vital and we are shortening this. Our "M wallet", launched earlier this year in Ind is the first mobile phone credit card in the country, and took just 90 days from concept to launch.

A fresh approach to traditional products can also help give us competitive advantage in matu markets. Singapore's e-saver is an on-line savings product, and a first of its kind in the market. T product has no minimum balance, no monthly fees, no fixed term, no passbook – but a ve competitive interest rate. The overwhelming response from customers has enabled us to reach c 18 month target in just two weeks. This is just one of 15 new products launched in Singapore in t first half.

In Wholesale Banking, we have launched over 30 products in over 20 markets including Fu Services, Yield Enhancing FX Solutions and Renewal Energy Financing.

An example of a product we invested in a few years ago and is now paying off is B2BeX, our awa winning Internet platform for trade services. It was launched at the end of 2002, when many oth

institutions were viewing trade banking as in decline.

In the first six months of 2005, more than 80,000 purchase orders and 5,000 letters of cre issuances, with a value of about USD750 million, were sent over the platform. Transaction activity up approximately 50 per cent over the same period a year earlier.

In an increasingly commoditised industry, where some products are under margin pressure, you have to keep innovating. These are just three examples. But having the right products in the right markets needs to be matched with the right service levels.

Our Service

Outserve is our initiative to improve service through the effective measurement and use of customer feedback to drive process improvements.

There are over 400 process improvement initiatives completed or in progress this year throughout the Group, in sales, risk, finance, middle office and operations functions.

Over 600 staff have already been trained in our process improvement methodology, and 90 per cent of all staff worldwide have completed their introductory Outserve training.

One example of how this is adding value is in Thailand, where Consumer Banking has completed an Outserve project with one of our SME loan products. As a result of this project, they have improved their processing time dramatically, increasing fivefold the percentage of loans they can process within the target time. In the first month, loan volumes for the product increased nearly 40 per cent.

Outserve is becoming a part of our culture and is already contributing to the bottom line today, but we still have more to do.

Our People

You can only create innovative products and give the right service, if you have the right people.

We spend a huge amount of time on developing people. Any growing company needs a relentless focus on talent management, whether it is recruitment, development, or succession planning.

The Group is a very diverse organisation. We are in 56 countries and territories, have 80 nationaliti among our staff and 45 nationalities in our senior management team, giving us a multi-lingual, mu national, multi-cultural mix that is a huge advantage.

Having strong general managers, able to move across businesses and across countries, is critic Last year we made 200 cross border moves around the group at senior manager level, and so far tl year we have already moved over 170 people.

We not only have a wealth of talent in the company. We are also able to attract strong people fr the marketplace, and at all levels.

We spend at least a day each quarter on succession planning for the top 100 jobs in the compa The next generation of this Group's top management has been identified, and they are very stro We have great talent across the organisation - that's what really gives us confidence in our continu performance.

Our Investments

In the last 12 months, we have supplemented organic growth with selective acquisitions a alliances that extend our customer or geographic reach, or broaden our product range. Let me upd you on how three of these – PT Bank Permata Tbk (Bank Permata), Standard Chartered Nakornth Bank, and Asia Commercial Bank - are performing.

Bank Permata
As part of a consortium with PT Astra International Tbk, we took a controlling interest in Ba Permata to extend our market
penetration in Indonesia. Bank Permata is a key investment because it is a strong consumer ba with over one million customers, more than 300 branches, as well as other distribution chann including mobile, internet and call centres. Bank Permata's first half results for this year are ve encouraging – it has contributed $35 million of income and $11 million of operating profit to c Group's results.

It is a well-managed bank, and we have now appointed a new Chief Executive who is one of our very senior international bankers with experience in Indonesia. We will be introducing further products and our own management infrastructure to allow us to grow assets and returns.

Standard Chartered Nakornthon Bank
It has been six years now since we bought a majority stake in Nakornthon Bank in Thailand. In May this year we purchased the 24.97 per cent owned by Thailand's Financial Institutions Development Fund, taking our total ownership to over 99 per cent.

We have recently announced our plan to integrate our branch into Standard Chartered Nakornthon Bank.

With the integration, we will have a strong competitive advantage as one of only two international banks with a meaningful domestic branch network.

It is encouraging to see income growth of over 40 per cent and profits growing over 20 per cent across a range of products already in Thailand.

We have ambitious plans for the future.

Asia Commercial Bank
In June, we purchased a minority stake in Asia Commercial Bank (ACB), one of the two joint stock banks in Vietnam. With a population of over 80 million people, Vietnam is one of the fastest growing economies in Asia, enjoying GDP growth of over seven per cent.

It is an attractive consumer market, fast-growing albeit from a small base. ACB gives us a foothold, and a great opportunity to learn and grow with the marketplace.

Korea First Bank

Our most important strategic step this year has been the acquisition of Korea First Bank (KFB). \ have said KFB will be EPS accretive in 2006, and we will deliver on this.

Since completing the acquisition ahead of schedule in April 2005, we have made a good start integration.

We are clear on the areas we must address:

- We are aligning both management and governance;
- We are integrating two cultures – and this includes building productive working relationships w our key stakeholders;
- We are expanding the product range at KFB, and moving quickly and effectively to bring n products to the market.

Management and governance
We have implemented our management model for Consumer and Wholesale Banking, and filled m key roles. We have put in place our assessment processes for performance management, and Kor is now part of our Group-wide monthly performance tracking reviews.

The Asset and Liability Committee is reshaping the balance sheet, focusing on integrating polici

and reviewing capital and liquidity structures. The Risk Committee has already finalised the ri governance framework for KFB.

This is a good beginning.

Culture
After extensive consultation with our staff and customers, we have announced our new brand nan and in September (subject to regulatory approvals), KFB will become SC First Bank and we \ rebrand our 400 branches.

We integrated both communications networks on Day One, and all KFB staff now receive the sar communications as all our Standard Chartered staff.

We have begun a staff engagement programme around the Group's brand and shared values, with a number of joint events for Standard Chartered and Korea First Bank staff such as celebrating Korea Day around our network, and holding a Family Day in Korea for staff and families.

We are clear about the challenges of integration and it will take time to embed our processes and standards and to get the culture right. So far, our engagement of key stakeholders is going well. Our regulatory relationships are in good shape. Our relationship with the union is important to us.
I have had the opportunity to meet many staff and many of our key customers, and we are receiving very positive response from both.

Products
There are gaps in product offerings, and we have moved quickly to address the most immediate of these.

In Wholesale Banking, the new dealing room – the largest in Korea – has gone live with our international standard risk controls and processes in place. We have extended new FX limits, we are launching a full suite of Global Markets products by year-end, and we are linking KFB's domestic cash management channels with Standard Chartered's international transaction banking network.

In Consumer Banking, we launched KFB's first Personal Loan product on 18 July. It is the first of its kind in Korea to provide immediate approval by mobile phone and has been very well received. We have identified offshore mutual funds, foreign currency deposits, and Bancassurance as immediate opportunities to expand our presence in Wealth Management.

And, we are building on KFB's excellent reputation in mortgages with our newest product tl combines a mortgage loan with insurance. All of these actions are already having a positive imp: on KFB results.

We have made a good start, with staff and customers engaged. KFB is a strong bank with gre potential.

Outlook

Standard Chartered is performing well and we are taking advantage of the momentum in c businesses.

We are confident in our ability to continue to drive forward performance despite challenges to glol business from terrorism, high liquidity affecting margins, oil price uncertainty, and asset bubbl mainly in real estate, in certain parts of the world.

There is cause to remain cautious on the outlook for risk. However, the economic environment in c markets is good.

Overall:

- We are well-placed in growing markets;
- The balance of our businesses and products has never been better; and
- Our acquisitions and alliances are doing well. In particular, we are already seeing progress w KFB.

We are showing we have the ability to consistently deliver performance across a range of marl conditions. We look forward to continuing this in the second half.

Mervyn Davies CBE
Group Chief Executive
8 August 2005

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The Group has delivered another strong performance in the six months ended 30 June 20(Operating profit before tax of $1,333 million was up 20 per cent on the equivalent period last ye Normalised earnings per share has grown by 32 per cent to 75.2 cents. (Refer to note 4 on page for the details of basic and diluted earnings per share).

On 15 April 2005 the Group acquired 100 per cent of Korea First Bank (KFB).

The impact of including the post acquisition results of KFB in 2005 together with significant one- items in the first half of 2004, make the comparability of the results for the six months to June 20 with the equivalent period in 2004 complex. The underlying results are analysed in the table below assist with an understanding of the underlying trends excluding these two components.

	6 months ended 30.06.05			6 months ended 30.06.04			6 months ended 31.12.04			
	KFB $m	Under-lying $m	As reported $m	*One off items $m	Under-lying $m	As reported $m	Acquisitions $m	*One off items $m	Under-lying $m	As repor
Net interest income	214	1,758	1,972	-	1,551	1,551	27	-	1,604	1,6
Fees and commissions income, net	22	705	727	-	663	663	1	-	668	6
Net trading income	12	397	409	-	333	333	2	-	316	3
Other operating income	10	118	128	110	68	178	1	(2)	40	
	44	1,220	1,264	110	1,064	1,174	4	(2)	1,024	1,0
Operating income	258	2,978	3,236	110	2,615	2,725	31	(2)	2,628	2,6
Operating expenses	(146)	(1,562)	(1,708)	(18)	(1,392)	(1,410)	(19)	(5)	(1,415)	(1,4
Operating profit before provisions	112	1,416	1,528	92	1,223	1,315	12	(7)	1,213	1,2
Impairment losses on loans and advances	(28)	(166)	(194)	-	(139)	(139)	(4)	-	(71)	(
Other impairment	-	(1)	(1)	(67)	(2)	(69)	-	-	1	
Operating profit before taxation	84	1,249	1,333	25	1,082	1,107	8	(7)	1,143	1,1

* See note 4 on page 46

Operating Income and Profit

Underlying profit before tax was $1,249 million, up 15 per cent.

Operating income including the acquisition of KFB increased by 19 per cent to $3,236 milli compared to the first half of last year. Of this increase, $258m arose from the inclusion of KFB. T underlying income growth, excluding KFB and 2004 one-off items was 14 per cent to $2,978 millic On an underlying basis Consumer Banking and Wholesale Banking continued to deliver double-di

income growth. Business momentum is strong.

Net interest income grew by 27 per cent to $1,972 million. Underlying growth was 13 per ce Interest margins have remained broadly stable at 2.6 per cent with the growth driven by an increa in average earning assets.

Fees and commissions increased by 10 per cent from $663 million to $727 million. Underlying growth of six per cent was driven by wealth management, mortgages, trade and corporate advisory services.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

GROUP SUMMARY (continued)

Net trading income grew by 23 per cent from $333 million to $409 million. Underlying growth was 19 per cent largely driven by customer led foreign exchange dealing.

Other operating income at $128 million compares to $178 million for the same period last year. This reduction is primarily due to inclusion of income from the sale of shares in KorAm and Bank of China (Hong Kong) in the first half of 2004. On an underlying basis there has been strong growth driven by asset and liability management.

Operating expenses increased from $1,410 million to $1,708 million. Of this increase, $146 million arose from the inclusion of KFB.

The underlying expense increase was 12 per cent, which was lower than the underlying income growth. As such the normalised cost income ratio has fallen from 54.0 per cent in the first half of 2004 to 52.6 per cent. The Group's investments in market expansion, new products, distribution outlets and sales capabilities have been paying off in good double-digit income growth. This investment continued in 2005 together with increased expenditure on the Group's technology and operations platforms and support infrastructure.

Impairment losses on loans and advances rose by 40 per cent from $139 million to $194 million an increase of $55 million, of which KFB accounted for $28 million. The underlying increase in impairment losses was 19 per cent reflecting mainly asset growth in Consumer Banking and changes in provisioning due to IAS 39. Wholesale Banking continued to benefit from a benign credit environment and strong recoveries.

The investments made in Travelex, Asia Commercial Bank Vietnam and the commercial banki business of American Express Limited in Bangladesh have had no impact on the first half results.

CONSUMER BANKING

Including the acquisition of KFB, Consumer Banking grew operating profit by 24 per cent to $6 million compared to the first half of 2004. Of the $123 million incremental profit, KFB accounted $52 million. Underlying growth was 14 per cent.

Consumer Banking has maintained its strong revenue momentum with income up 29 per cent $1,723 million. Underlying growth was up 14 per cent to $1,525 million. The accelerated investme in growth opportunities in the second half of 2004 is delivering sustained results. Excluding KF assets grew 31 per cent outside Hong Kong and Singapore. Businesses acquired in 2004, includi Prime Credit and Bank Permata, contributed to income growth. Bank Permata accounted for $ million of income and $11 million of profit before tax in the first half of 2005. Over 200 new produ and variants were launched in the last six months.

Reflecting the rising interest rate environment, the revenue mix has changed with narrower margi in asset products offset by strong growth in fee and interest income in Wealth Management.

Excluding KFB, total expense growth to sustain income momentum was 14 per cent, broadly in li with income growth for the period. Efficiencies in support and operational functions have allow Consumer Banking to invest in new businesses such as Bank Permata and Prime Credit, launch n products and extend distribution in fast growing markets like India, MESA and China. KFB account for $117 million, or just over half of the $209 million first half expense growth.

Overall, Consumer Banking impairment losses on loans and advances rose to $193 million from $137 million reflecting the impact of asset growth, KFB and IAS 39. On the back of this asset growth, impairment losses on loans and advances grew by 20 per cent to $164 million excluding KFB. The charge in Hong Kong fell by half due to the improving economic environment. Bankruptcy charges in Hong Kong reduced from $40 million in 2004 to $21 million in 2004.

Hong Kong delivered an increase in operating profit of nine per cent to $254 million. This was largely driven by a lower impairment charge and tight expense control. Income growth was broadly flat year on year but up four per cent on the second half of 2004 reflecting a good performance in Wealth Management and SME, offset by lower asset margins across the market. Customer assets grew by two per cent. Costs were kept flat as investment for growth was funded from the actions taken to reconfigure the cost base towards the end of 2004.

In Singapore, income was slightly down on the first half of 2004, but up on the second half. Singapore is an intensively competitive environment, primarily in Mortgage lending. Income from other products showed good growth driven by better margins and volumes in Wealth Management and SME.

Operating profit in Malaysia was up nine per cent to $38 million with strong performance across all products. Income grew by 15 per cent. Continued margin pressure in the Mortgage portfolio was offset by higher volume. Wealth Management income increased significantly, driven by investment product sales. Cards and Loans enjoyed good growth in both volume and income through the introduction of new products.

In Other Asia Pacific excluding KFB, operating profit grew 117 per cent to $78 million. Income grew at 69 per cent, expense growth was 49 per cent, underpinned by asset growth of 45 per cent.

There was good income and profit growth in Taiwan fuelled by Cards and Loans. Wealth Management, business and personal loans helped contribute to income growth of 49 per cent and 40 per cent respectively in Indonesia and Thailand. Income in China grew by 70 per cent.

The Consumer Banking division of KFB earned $52 million of operating profit on an operating incor of $198 million. This is a broadly based business with income from Wealth Management showi steady growth, a high quality Mortgage portfolio growing strongly but facing margin pressure anc significant but stable Cards and Loans portfolio. The product range will be expanded by the Group the remainder of 2005.

In India, 15 per cent income growth was achieved through excellent Wealth Management grow offset by significant compression in asset margins. Mortgage lending assets grew 54 per ce Expenses increased by $16 million to $86 million as a result of continued investment to support ra business growth coupled with an enhanced risk management and control infrastructure.

Operating profit in the UAE increased by $5 million to $35 million with income up by 25 per ce driven by credit cards and personal loans, SME and Wealth Management. Expenses were higher $6 million, reflecting continued investment in distribution and technology. Elsewhere MESA operati profit grew by 38 per cent to $44 million with strong performance in Pakistan.

In Africa, operating profit nearly doubled to $21 million with income up by 16 per cent to $124 millic largely fuelled by 42 per cent asset growth. This was particularly strong in Botswana, Kenya a Uganda in SME, credit cards and personal loans. Wealth Management revenue also grew strongly margins improved.

The Americas, UK and Group Head Office saw a decrease in operating profit from $10 million to $6 million, largely driven by continued reconfiguration of the Jersey business.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CONSUMER BANKING (continued)

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

6 months ended 30.06.05

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	In :
Income	483	163	101	502	·
Expenses	(201)	(62)	(46)	(285)	(
Loan impairment	(28)	(17)	(17)	(87)	(
Operating profit	254	84	38	130	

6 months ended 30.06.05

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consun Banki Tc :
Income	74	103	124	30	1,:
Expenses	(31)	(53)	(100)	(24)	(8
Loan impairment	(8)	(6)	(3)	-	(1
Operating profit	35	44	21	6	ı

6 months ended 30.06.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In :
Income	489	168	88	180	'
Expenses	(201)	(59)	(45)	(113)	(
Specific	(55)	(20)	(8)	(31)	(
General	-	-	-	-	
Loan impairment	(55)	(20)	(8)	(31)	(
Operating Profit	233	89	35	36	

6 months ended 30.06.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consun Banki Tc :
					1,:

Income	59	81	107	39	
Expenses	(25)	(44)	(93)	(29)	(6
Specific	(4)	(5)	(3)	-	(1:
General	-	-	-	-	
Loan impairment	(4)	(5)	(3)	-	(1
Operating Profit	30	32	11	10	5

6 months ended 31.12.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In
Income	465	162	87	220	'
Expenses	(215)	(58)	(41)	(124)	(
Specific	(33)	(20)	(10)	(38)	(
General	11	6	4	3	
Loan impairment	(22)	(14)	(6)	(35)	(
Operating Profit	228	90	40	61	

6 months ended 31.12.04

				Americas	
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	UK & Group Head Office $m	Consun Banki Tc
Income	65	91	111	30	1,3
Expenses	(26)	(49)	(103)	(22)	(7
Specific	(6)	(6)	(3)	-	(1:
General	1	1	-	1	:
Loan impairment	(5)	(5)	(3)	1	(1
Operating Profit	34	37	5	9	5

* Includes post acquisition results of KFB (income $198 million, expenses $117 million, loan impairment $29 million and operating profit of $52 million). See page 20.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CONSUMER BANKING (continued)

An analysis of Consumer Banking income by product is set out below:

Income by product	6 months ended 30.06.05 Total $m	KFB $m	Underlying $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Cards and Loans	**677**	**77**	**600**	538	579
Wealth Management / Deposits	**634**	**53**	**581**	425	466
Mortgages and Auto Finance	**350**	**66**	**284**	351	287
Other	**62**	**2**	**60**	21	33
	1,723	**198**	**1,525**	1,335	1,365

Including KFB, Cards and Loans have delivered a solid performance with 26 per cent growth in income to $677 million in an increasingly competitive environment. Underlying assets have grown by 22 per cent outside of Hong Kong. Loans now contribute nearly half of total underlying Cards and Loans outstandings with a 27 per cent growth in assets. This is a result of continued investment in products and sales channels. Despite a seven per cent decline in Card outstandings Hong Kong has had strong growth in profitability.

Overall Wealth Management income has increased by 49 per cent to $634 million driven by strong fee income growth in investment products and improved deposit margins. Innovation in core and structured products has boosted sales in Singapore, India, MESA and China. Fee income in KFB is growing.

Total Mortgages and Auto Finance income including KFB is flat at $350 million. Underlying grow was affected by significant margin compression in Hong Kong, Singapore and India, in spite of recc new sales. Proactive repricing by the Group has helped to offset margin compression. Howev margins are down as much as half on the same period in 2004.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

WHOLESALE BANKING

Wholesale Banking's performance continued to reflect the successful execution of its strategy, delivering strong client driven growth across multiple geographies, products and customer segments.

Including KFB, operating profit was up 23 per cent to $691 million. Underlying growth was 17 per cent to $659 million. This was achieved through targeted development of new businesses such as project finance, local corporates, and by deepening core banking relationships whilst keeping a tight hold on expenses. Total income increased by 18 per cent to $1,513 million. Underlying growth was up 14 per cent to $1,453 million. Client revenues grew at 16 per cent.

The strong performance in the first half of 2005 was driven by Global Markets and Cash Management.

Expenses in Wholesale Banking increased by 15 per cent to $820 million. Underlying expense grow was 11 per cent. Expense growth was focused on increased investment in corporate finance, lo corporates and geographic expansion, with increased spend on credit risk infrastructure and contr together with an increase in performance driven compensation.

The loan impairment charge in the first half of 2005 was $1 million, compared to a charge of million in 2004. New provisions were up by 28 per cent and recoveries up by 36 per cent. Tl reflected continued enhancement of risk management processes, success in recoveries, togetl with a favourable credit environment. It also includes the successful resolution of the Lo Management Agreement (LMA) in Thailand.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

WHOLESALE BANKING (continued)

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

	6 months ended 30.06.05				
	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	I
Income	264	98	56	330	
Expenses	(116)	(61)	(27)	(178)	
Loan impairment	(41)	(17)	3	64	
Other impairment	(1)	-	-	-	
Operating profit	106	20	32	216	

	6 months ended 30.06.05				
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Whol Bar

Income	87	124	131	264	1,
Expenses	(32)	(42)	(95)	(212)	(8
Loan impairment	1	(2)	(27)	14	
Other impairment	-	-	-	(1)	
Operating profit	56	80	9	65	

6 months ended 30.06.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	I
Income	201	97	51	222	
Expenses	(114)	(60)	(30)	(136)	
Specific	(37)	3	7	17	
General	-	-	-	-	
Loan impairment	(37)	3	7	17	
Other impairment	-	-	-	-	
Operating profit	50	40	28	103	

6 months ended 30.06.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Whol Ba
Income	75	95	163	240	1,
Expenses	(26)	(37)	(75)	(188)	(7
Specific	4	7	4	(7)	
General	-	-	-	-	
Loan impairment	4	7	4	(7)	
Other impairment	-	-	-	(2)	
Operating profit	53	65	92	43	

6 months ended 31.12.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	I
Income	215	86	44	203	
Expenses	(112)	(51)	(28)	(145)	
Specific	(17)	(5)	4	5	
General	6	3	1	4	
Loan impairment	(11)	(2)	5	9	
Other impairment	-	-	-	-	

Operating profit	92	33	21	67	

6 months ended 31.12.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Whol Ba
Income	72	110	203	266	1,
Expenses	(23)	(39)	(89)	(175)	(7
Specific	2	-	(10)	22	
General	2	2	-	6	
Loan impairment	4	2	(10)	28	
Other impairment	-	-	-	(1)	
Operating profit	53	73	104	118	

* Includes post acquisition profits of KFB (income $60 million, expenses $29 million, loan impairment recovery $1million and operating prc of $32 million). See page 20.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

WHOLESALE BANKING (continued)

In Hong Kong, income grew by 31 per cent from $201 million to $264 million. Growth was driven by Global Markets and Cash Management on the back of strong local corporates volumes and rising interest rates. Expenses were up two per cent at $116 million with investment focused on the local corporates segment.

Income in Singapore was flat at $98 million. Strong customer income was offset by a decline in income from asset and liability management. Expenses also remained flat with productivity improvements absorbing investments.

In Malaysia, income increased 10 per cent from $51 million to $56 million with good growth in Global Markets products. Expenses were lower by 10 per cent at $27 million.

The Other Asia Pacific region delivered strong results with excellent contributions from all countries. Income grew by 49 per cent to $330 million, including $60 million income from KFB. The underlying increase of 22 per cent was broadly spread across geographies, products and segments. Expenses increased by 31 per cent to $178 million, reflecting investment in product capability in the region together with $29 million of KFB expenses. Underlying expense growth was 10 per cent.

The Wholesale Banking division of KFB earned $32 million of operating profit on an operating income of $60 million. The current business is focused on trade, clearing services and lending and a limited range of Global Markets products. Integration activities to date have contributed to income through winning an asset backed securities mandate, moving US dollar clearings to the Group, expanding the product range and sales capacity in Global Markets and reshaping of the balance sheet.

In India, income grew by 17 percent with strong client income growth partially offset by lower tradi income. The increase in expenses of 21 per cent to $57 million is the result of investment in broader product mix and increased staffing to capture further growth opportunities.

In the UAE, income increased by 16 per cent to $87 million, driven largely by corporate finance, ca management and debt capital markets. Elsewhere in the MESA region income grew 31 per cent $124 million, led by strong growth in the large local corporates and financial institutions segmen The increase in expenses of 14 per cent in the region was due to investment in new produc infrastructure and continued strengthening of risk and governance functions.

In Africa, income at $131 million was 20 per cent lower than in 2004. Lower income in key mark together with a marked deterioration in Zimbabwe have contributed to this result. A hyper-inflation charge of $44 million has been taken in Zimbabwe reflecting the rapid exchange devaluation. Tl was largely borne by Wholesale Banking. The difficult trading environment was further affected margin compression in some product areas. Expenses grew by $20 million, mainly due to inflation pressure and broad based expansion, including South Africa.

The Americas, UK and Group Head Office has seen income increase by 10 per cent to $264 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

WHOLESALE BANKING (continued)

An analysis of Wholesale Banking income by product is set out below:

Income by product	6 months ended 30.06.05 Total $m	KFB $m	Underlying $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Trade and Lending	**437**	**25**	**412**	433	435
Global Markets	**757**	**32**	**725**	618	599
Cash Management and Custody	**319**	**3**	**316**	229	260
	1,513	**60**	**1,453**	1,280	1,294

Trade and Lending income was broadly flat at $437 million. Trade finance grew on the back of a 21 per cent volume increase, underpinned by strong intra-Asian trade flow, but this was offset by a decline in lending.

Global Markets income has grown strongly at 22 per cent. Underlying growth was 17 per ce Investment in new product capability and expansion in corporate finance, options and fixed incor have delivered good returns. Income from asset and liability management was strong.

Cash Management and Custody revenue was up by 39 per cent to $319 million. Cash Manageme grew on the back of rising interest rates coupled with steady volumes and new client acquisitions.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

ACQUISITION OF KOREA FIRST BANK

On 15 April 2005 the Group acquired 100 per cent of KFB. The post-acquisition profit has be included in the Group results within Other Asia Pacific geographic segment.
The following table provides an analysis of KFB's post acquisition results by business segment.

Consumer Banking	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Income	1,723	198	1,525	1,335
Expenses	(888)	(117)	(771)	(679)
Loan impairment	(193)	(29)	(164)	(137)
Operating profit	642	52	590	519

KFB Consumer Banking income was broadly based with fee income growth in Wealth Management and Mortgage volume growth. The portfolio quality continues to improve.

Wholesale Banking	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Income	1,513	60	1,453	1,280
Expenses	(820)	(29)	(791)	(713)
Loan impairment	(1)	1	(2)	(2)
Other impairment	(1)	-	(1)	(2)
Operating profit	691	32	659	563

KFB Wholesale Banking income is largely based on trade services and a quality lending portfolio, together with an increasing contribution from Global Markets products as the balance sheet is reshaped.

Other Asia Pacific – Total	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Income	832	258	574	402
Expenses	(463)	(146)	(317)	(249)
Loan impairment	(23)	(28)	5	(14)
Operating profit	346	84	262	139

Operating profit from KFB for the two and half months since taking control on 15 April 2005 was $84 million. Operating income for the period was $258 million, expenses were $146 million and loan impairment was $28 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

ACQUISITION OF KOREA FIRST BANK (continued)

Other Asia Pacific – Total Loans and Advances	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Mortgages	19,687	18,792	895	714
Other	6,634	3,394	3,240	2,241
Small and medium enterprises	4,932	4,616	316	124
Consumer Banking	31,253	26,802	4,451	3,079
Wholesale Banking	12,608	5,929	6,679	5,085
Portfolio impairment provision	(164)	(88)	(76)	-
Total loans and advances to customers	43,697	32,643	11,054	8,164

Non-Performing Loans and Advances – Consumer Banking	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Loans and advances - Gross non-performing	1,252	707	545	583
Individual impairment provision	(438)	(242)	(196)	(138)
Non-performing loans and advances net of individual impairment provision	814	465	349	445
Portfolio impairment provision	(220)	(46)	(174)	-
Interest in suspense	-	-	-	(63)
Net non-performing loans	594	419	175	382
Cover Ratio	53%	41%	68%	34%

Non-Performing Loans and Advances – Wholesale Banking	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Loans and advances - Gross non-performing	1,548	92	1,456	2,917
Individual impairment provision	(1,236)	(15)	(1,221)	(1,395)
Non-performing loans and advances net of individual impairment provision	312	77	235	1,522
Portfolio impairment provision	(127)	(42)	(85)	-
Interest in suspense	-	-	-	(521)
Net non-performing loans	185	35	150	1,001
Cover Ratio	88%	62%	90%	66%

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

RISK

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst business, regulatory, operational and reputational risks are normal consequences of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

The basic principles of risk management followed by the Group include:

- ensuring that business activities are controlled on the basis of risk adjusted return;
- managing risk within agreed parameters with risk quantified wherever possible;
- assessing risk at the outset and throughout the time that we continue to be exposed to it;
- abiding by all applicable laws, regulations, and governance standards in every country in which we do business;
- applying high and consistent ethical standards to our relationships with all customers, employees and other stakeholders; and
- undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework

Ultimate responsibility for the effective management of risk rests with the Company's Board of Directors. The Audit and Risk Committee reviews specific risk areas and monitors the activities of the Group Risk Committee and the Group Asset and Liability Committee.

All the Executive Directors of Standard Chartered PLC, members of the Standard Chartered Ba Court and the Group Head of Risk and Group Special Asset Management are members of the Groı Risk Committee which is chaired by the Group Executive Director responsible for Risk ("GED Risk Group standards and policies for risk measurement and management, and also delegatiı authorities and responsibilities to various sub committees.

The committee process ensures that standards and policy are cascaded down through tl organisation from the Board through the Group Risk Committee and the Group Asset and Liabil Committee to the functional, regional and country level committees. Key information communicated through the country, regional and functional committees to Group, to provi assurance that standards and policies are being followed.

The GED Risk manages an independent risk function which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities subject to oversight;
- validates risk models; and
- recommends risk appetite and strategy.

Individual Group Executive Directors are accountable for risk management in their businesses aı support functions and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the Group Risk Committee across ; business activity;
- managing risk in line with appetite levels agreed by the Group Risk Committee; and

• developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The GED Risk, together with Group Internal Audit, provides independent assurance that risk is bei measured and managed in accordance with the Group's standards and policies.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agre terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfoli on the banking and trading books.

Clear responsibility for credit risk is delegated from the Board to the Group Risk Committe Standards and policies are determined by the Group Risk Committee which also delegates cre authorities through the GED Risk to independent Risk Officers at Group and at the Wholesa Banking and Consumer Banking business levels.

Procedures for managing credit risk are determined at the business levels with specific policies a procedures being adapted to different risk environment and business goals. The Risk Officers a located in the businesses to maximise the efficiency of decision-making, but have an independe reporting line into the GED Risk.

Within the Wholesale Banking business, credit analysis includes a review of facility detail, cre grade determination and financial spreading/ratio analysis. The Group uses a numerical gradi system for quantifying the risk associated with a counterparty. The grading is based on a probabil of default measure with customers analysed against a range of quantitative and qualitati measures.

There is a clear segregation of duties with loan applications being prepared separately from t approval chain. Significant exposures are reviewed and approved centrally through a Group Regional level Credit Committee.

This Committee receives its authority and delegated responsibilities from the Group Ri Committee.

The businesses, working with the Risk Officers, take responsibility for managing pricing for ris portfolio diversification and overall asset quality within the requirements of Group standards, policie and business strategy.

For Consumer Banking, standard credit application forms are generally used which are processed central units using manual or automated approval processes as appropriate to the customer, t product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have increased by 69 per cent during the year to $108 billion. this increase, KFB accounts for $33 billion. In Consumer Banking growth has resulted from increas in the mortgage book, mainly in Singapore, Malaysia and India. In Wholesale Banking growth w across all regions.

Approximately 59 per cent (30 June 2004: 51 per cent; 31 December 2004: 49 per cent) of t portfolio relates to Consumer Banking, predominantly retail mortgages. Other Consumer Banki covers credit cards, personal loans and other secured lending.

Approximately 48 per cent of the Group's loans and advances are short term in nature and have

maturity of one year or less. The Wholesale Banking portfolio is predominantly short term, with per cent of loans and advances having a maturity of one year or less. In Consumer Banking, 64 p cent of the portfolio is in the mortgage book, traditionally longer term in nature.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio (continued)

The following tables set out by maturity the amount of customer loans net of provisions:

	30.06.05 One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking				
Mortgages	**5,016**	**10,432**	**25,555**	**41,003**
Other	**6,262**	**5,079**	**1,838**	**13,179**
SME	**7,114**	**415**	**1,941**	**9,470**
Total	**18,392**	**15,926**	**29,334**	**63,652**
Wholesale Banking	**32,898**	**8,011**	**3,715**	**44,624**
Portfolio impairment provision				**(347)**
Loans and advances to customers	**51,290**	**23,937**	**33,049**	**107,929**

	30.06.04 One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking				
Mortgages	1,937	4,256	14,379	20,572
Other	4,440	3,347	360	8,147
SME	1,342	333	2,188	3,863
Total	7,719	7,936	16,927	32,582
Wholesale Banking	25,547	4,211	1,789	31,547
General provision				(386)
Loans and advances to customers	33,266	12,147	18,716	63,743

	31.12.04 One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking				
Mortgages	1,865	4,156	15,985	22,006
Other	4,779	3,880	403	9,062
SME	1,940	440	2,050	4,430
Total	8,584	8,476	18,438	35,498
Wholesale Banking	27,670	5,227	4,099	36,996
General provision				(335)
Loans and advances to customers	36,254	13,703	22,537	72,159

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio (continued)

The following tables set out an analysis of the Group's loans and advances net of impairment as at 30 June 2005, 30 June 2004 and 31 December 2004 by the principal category of borrowers, business or industry and/or geographical distribution:

30.06.05

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	I
Loans to individuals					
Mortgages	12,599	4,416	2,559	19,687	1
Other	1,967	1,087	538	6,634	1
Small and medium enterprises	761	1,618	705	4,932	
Consumer Banking	15,327	7,121	3,802	31,253	:
Agriculture, forestry and fishing	-	19	54	78	
Construction	64	240	10	92	
Commerce	1,765	948	189	1,152	
Electricity, gas and water	507	21	90	309	
Financing, insurance and business services	1,450	909	628	3,447	
Loans to governments	-	1,520	1,270	279	
Mining and quarrying	-	31	30	231	
Manufacturing	1,531	288	273	4,398	
Commercial real estate	1,181	629	1	1,590	
Transport, storage and communication	296	299	75	480	
Other	18	68	52	552	
Wholesale Banking	6,812	4,972	2,672	12,608	:
Portfolio impairment provision	(37)	(29)	(23)	(164)	
Total loans and advances to customers	22,102	12,064	6,451	43,697	!
Total loans and advances to banks	3,667	2,956	474	4,400	

30.06.05

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	1
Loans to individuals					
Mortgages	-	81	85	186	41
Other	872	183	413	216	1:
Small and medium enterprises	24	1,057	92	-	!
Consumer Banking	896	1,321	590	402	6:

Agriculture, forestry and fishing	1	19	146	283	
Construction	98	104	47	31	
Commerce	924	449	339	894	6
Electricity, gas and water	-	185	31	636	1
Financing, insurance and business services	1,185	370	170	1,956	1(
Loans to governments	-	72	-	506	:
Mining and quarrying	30	103	106	729	1
Manufacturing	308	1,119	423	2,220	11
Commercial real estate	-	1	33	1	:
Transport, storage and communication	51	298	127	1,051	2
Other	51	150	12	70	1
Wholesale Banking	2,648	2,870	1,434	8,377	44
Portfolio impairment provision	(12)	(17)	(10)	(22)	(
Total loans and advances to customers	3,532	4,174	2,014	8,757	107
Total loans and advances to banks	432	734	199	7,898	2(

* Other Asia Pacific includes the following amounts relating to KFB: Mortgages, $18,792 million, other, $3,394 million, small and medium enterprises, $4,616 million, total Consumer Banking, $26,802 million, total Wholesale Banking, $5,929 million, total loans and advances to customers, $32,731 million, and total loans and advances to banks, $1,147 million.

Under "Loans to individuals - Other", $1,165 million (30 June 2004: $1,250 million; 31 December 2004: $1,270 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $4,362 million (30 June 2004: $3,289 million; 31 December 2004: $3,586 million).

The Wholesale Banking portfolio is well diversified across both geography and industry, with no concentration in exposure to sub-industry classification levels in manufacturing, financing, insurance and business services, commerce and transport, storage and communication.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio (continued)

30.06.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	I
Loans to individuals					
Mortgages	12,342	4,086	2,126	714	
Other	1,983	1,152	390	2,241	1
Small and medium enterprises	663	1,359	465	124	
Consumer Banking	14,988	6,597	2,981	3,079	2
Agriculture, forestry and fishing	-	33	54	62	
Construction	56	29	19	63	
Commerce	1,327	790	154	791	
Electricity, gas and water	421	53	23	227	
Financing, insurance and business services	1,656	876	375	718	
Loans to governments	-	1,045	1,155	53	
Mining and quarrying	-	1	66	40	
Manufacturing	1,504	587	258	2,537	
Commercial real estate	457	680	176	344	
Transport, storage and communication	385	223	230	126	
Other	48	86	137	124	
Wholesale Banking	5,854	4,403	2,647	5,085	1
General Provision					
Total loans and advances to customers	20,842	11,000	5,628	8,164	3
Total loans and advances to banks	4,608	799	47	4,140	

30.06.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	.
Loans to individuals					
Mortgages	-	78	40	283	20
Other	718	176	298	107	8
Small and medium enterprises	2	1,017	77	-	3
Consumer Banking	720	1,271	415	390	32

Agriculture, forestry and fishing	-	40	143	325	
Construction	91	100	21	5	
Commerce	710	384	343	737	5
Electricity, gas and water	1	117	166	98	1
Financing, insurance and business services	720	292	41	1,032	6
Loans to governments	-	13	11	232	2
Mining and quarrying	98	79	40	345	
Manufacturing	204	1,119	391	1,646	9
Commercial real estate	-	1	11	18	1
Transport, storage and communication	33	248	139	1,539	3
Other	36	184	19	64	
Wholesale Banking	1,893	2,577	1,325	6,041	31
General Provision				(386)	(
Total loans and advances to customers	2,613	3,848	1,740	6,045	63
Total loans and advances to banks	458	718	155	6,334	17

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio (continued)

31.12.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	
Loans to individuals					
Mortgages	12,189	5,064	2,422	737	1
Other	2,097	651	488	3,103	1
Small and medium enterprises	731	1,622	578	200	
Consumer Banking	15,017	7,337	3,488	4,040	2
Agriculture, forestry and fishing	-	26	55	56	
Construction	154	27	6	34	
Commerce	1,560	804	136	895	
Electricity, gas and water	387	40	71	271	
Financing, insurance and business services	1,914	1,608	554	762	
Loans to governments	-	306	1,551	-	
Mining and quarrying	-	65	63	122	
Manufacturing	1,343	423	269	2,512	
Commercial real estate	984	721	2	388	
Transport, storage and communication	366	280	128	321	
Other	19	128	51	354	
Wholesale Banking	6,727	4,428	2,886	5,715	2
General Provision					
Total loans and advances to customers	21,744	11,765	6,374	9,755	4
Total loans and advances to banks	2,852	2,072	349	3,351	

31.12.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	
Loans to individuals					
Mortgages	-	75	63	262	22
Other	819	170	431	102	9
Small and medium enterprises	13	980	76	-	4

Consumer Banking	832	1,225	570	364	35
Agriculture, forestry and fishing	-	19	171	314	
Construction	103	136	46	4	
Commerce	824	378	353	1,113	6
Electricity, gas and water	-	119	102	300	1
Financing, insurance and business services	951	411	47	2,268	9
Loans to governments	-	16	7	225	2
Mining and quarrying	92	57	95	1,032	1
Manufacturing	236	1,031	404	2,294	9
Commercial real estate	-	-	29	2	2
Transport, storage and communication	56	243	165	1,177	2
Other	38	205	24	86	
Wholesale Banking	2,300	2,615	1,443	8,815	36
General Provision				(335)	(
Total loans and advances to customers	3,132	3,840	2,013	8,844	72
Total loans and advances to banks	237	655	374	7,321	17

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Problem Credits

The Group employs a variety of tools to monitor the loan portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process involving senior risk officers and representatives from the specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Until 31 December 2004, a general provision was held to cover the inherent risk of losses, whi(although not identified, were known by experience to be present in a loan portfolio and to otł material uncertainties where specific provisioning is not appropriate. It was not held to cover loss arising from future events.

At 31 December 2004, the balance of general provision stood at $335 million, 0.5 per cent of Loa and Advances to Customers.

With the adoption of IAS 39 from 1 January 2005, the Group holds a portfolio impairment provision.

Consumer Banking

Provisions are raised on a formulaic basis depending on the product. For secured lending provisio are generally raised at 150 days past due for mortgages and 90 days past due for other secur products on the difference between the outstanding amount of the loan and the present value of t estimated cash flows. For unsecured products loans are charged off at 150 days past due.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although r identified, are known by experience to be present in the loan portfolio. The provision is set w reference to past experience using flow rate methodology as well as taking account of judgemen factors such as the economic environment in our core markets, and a range of portfolio indicators. 30 June 2005 the portfolio impairment provision was $220 million, 0.3 per cent of the Consumer Ba portfolio. This includes $46 million relating to KFB.

The relatively low Consumer Banking cover ratio reflects the fact that for a number of products the underlying loan is secured.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out the non-performing portfolio in Consumer Banking:

	30.06.05				
	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	ı
Loans and advances Gross non-performing	69	124	162	771	
Individual impairment provision	(28)	(29)	(61)	(267)	
Non-performing loans net of individual impairment provision	41	95	101	504	
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

	30.06.05				
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	1
Loans and advances Gross non-performing	13	24	16	31	1
Individual impairment provision	(11)	(18)	(7)	(5)	(
Non-performing loans net of individual impairment provision	2	6	9	26	
Portfolio impairment provision					(
Net non-performing loans and advances					
Cover ratio					

* Other Asia Pacific includes net non performing loans and advances net of individual impairment provision relating to KFB of $465 million (see page 21).

	30.06.04				
	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	ı

Loans and advances Gross non-performing	101	125	170	61	
Impairment provision	(38)	(19)	(26)	(15)	
Interest in suspense	(1)	(3)	(22)	(8)	
Net non-performing loans and advances	62	103	122	38	
Cover ratio					

30.06.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	.
Loans and advances Gross non-performing	13	24	20	27	
Impairment provision	(11)	(8)	(6)	(5)	(
Interest in suspense	(2)	(8)	(8)	(2)	
Net non-performing loans and advances	-	8	6	20	
Cover ratio					

31.12.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	
Loans and advances Gross non-performing	72	146	181	94	
Impairment provision	(32)	(24)	(28)	(47)	
Interest in suspense	(1)	(4)	(24)	(7)	
Net non-performing loans and advances	39	118	129	40	
Cover ratio					

31.12.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	.
Loans and advances Gross non-performing	14	28	24	46	
Impairment provision	(11)	(11)	(9)	(5)	(1

Interest in suspense	(2)	(13)	(8)	(7)	
Net non-performing loans and advances	1	4	7	34	
Cover ratio					[illegible]

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Wholesale Banking

Loans are designated as impaired as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised and full payment of either interest or principal becomes questionable. Where customer accounts are recognised as impaired, management control is passed to a specialist unit which is independent of the main businesses of the Group. Where the principal, or a portion thereof, is considered uncollectible and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised.

The provision is measured as the difference between the loan carrying amount and the present value of estimated future cash flows.

In any decision relating to the raising of provisions, the Group attempts to balance econon conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an accou against which a specific provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although r identified, are known by experience to be present in any loan portfolio. The provision is not held cover losses arising from future events.

In the Wholesale Bank, the provision is set with reference to past experience using expected loss and judgement factors such as the economic environment and key portfolio indicators. At 30 June 2005 the portfolio impairment provision was $127 million, 0.3 per cent of the Wholesale Banking portfolio of which KFB is $42 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out the total non-performing portfolio in Wholesale Banking.

30.06.05

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	I
Loans and advances Gross non-performing	356	135	50	258	
Individual Impairment provision	(300)	(116)	(47)	(163)	
Non-performing loans and advances net of individual impairment provision	56	19	3	95	
Portfolio impairment provision					
Net non-performing loans and advances					

30.06.05

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	1
Loans and advances Gross non-performing	39	57	85	489	1
Individual Impairment provision	(27)	(57)	(50)	(407)	(1,
Non-performing loans and advances net of individual impairment provision	12	-	35	82	
Portfolio impairment provision					(
Net non-performing loans and advances					

* Other Asia Pacific includes net non-performing loans and advances net of individual impairment provision relating to KFB of $77 million (see page 21).

30.06.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	¦
Loans and advances Gross non-performing	404	183	170	957	
Impairment provision	(247)	(86)	(98)	(333)	

Interest in suspense	(92)	(53)	(46)	(55)
Net non-performing loans and advances	65	44	26	569

30.06.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	
Loans and advances Gross non-performing	52	166	90	826	2
Impairment provision	(35)	(83)	(40)	(449)	(1,
Interest in suspense	(13)	(62)	(40)	(132)	(
Net non-performing loans and advances	4	21	10	245	1

31.12.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	
Loans and advances Gross non-performing	409	185	117	558	
Impairment provision	(257)	(89)	(68)	(256)	
Interest in suspense	(92)	(56)	(35)	(54)	
Net non-performing loans and advances	60	40	14	248	

31.12.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	
Loans and advances Gross non-performing	49	126	104	674	2,
Impairment provision	(31)	(69)	(46)	(435)	(1,2
Interest in suspense	(13)	(55)	(42)	(127)	(5
Net non-performing loans and advances	5	2	16	112	

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Wholesale Banking Cover Ratio

The following tables show the Wholesale Banking cover ratio. At 88 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

In the comparative period, the non-performing loans recorded below under Standard Charter Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they are the subject o Loan Management Agreement (LMA) with a Thai Government Agency.

Claims under the LMA were settled in the first half of 2005 and accordingly, the balances report under SCNB have reduced to nil in the June 2005 table below.

	30.06.05		
	Total $m	**SCNB (LMA) $m**	**Total excl LMA $m**
Loans and advances – Gross non-performing	**1,548**	-	**1,548**
Impairment provision	**(1,363)**	-	**(1,363)**
Net non-performing loans and advances	**185**	-	**185**
Cover ratio			**88%**

The June 2005 cover ratio of 88 per cent above includes KFB. Excluding KFB, the June 2005 cover ratio is 90 per cent. The cover ratios as at June 2004 and December 2004 shown below were calculated on a UK GAAP basis which includes interest in suspense as part of the cover.

	30.06.04		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	2,917	711	2,206
Impairment provision	(1,395)	(108)	(1,287)
Interest in suspense	(521)	-	(521)
Net non-performing loans and advances	1,001	603	398
Cover ratio			82%

	31.12.04		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	2,290	351	1,939
Impairment provision	(1,280)	(115)	(1,165)
Interest in suspense	(500)	-	(500)
Net non-performing loans and advances	510	236	274
Cover ratio			86%

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Group

The following tables set out the movements in the Group's total individual specific impairment provisions against loans and advances.

6 months ended 30.06.05

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	I
Provisions held at 1 January 2005	289	113	96	303	
Adjusted for adoption of IAS 39	5	6	31	17	
Restated provision held at 1 January 2005	294	119	127	320	
Exchange translation differences	2	(4)	-	(10)	
Amounts written off	(48)	(9)	(36)	(151)	
Recoveries of amounts previously written off	17	3	5	16	
Acquisitions	-	-	-	258	
Discount unwind	(3)	(2)	(2)	(11)	
Other	-	-	4	(4)	
New provisions	92	56	26	103	
Recoveries/provisions no longer required	(26)	(18)	(16)	(91)	
Net charge against/(credit to) profit	66	38	10	12	
Provisions held at 30 June 2005	328	145	108	430	

6 months ended 30.06.05

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	1
Provisions held at 1 January 2005	42	80	55	440	1
Adjusted for adoption of IAS 39	1	2	9	17	
Restated provision held at 1 January 2005	43	82	64	457	1
Exchange translation differences	-	(2)	(4)	(6)	
Amounts written off	(15)	(12)	(21)	(30)	(
Recoveries of amounts previously written off	4	2	2	5	
Acquisitions	-	-	-	-	
Discount unwind	-	1	(3)	(3)	
Other	-	-	-	-	
New provisions	10	15	28	2	

Recoveries/provisions no longer required	(4)	(11)	(9)	(13)	(
Net charge against/(credit to) profit	6	4	19	(11)	
Provisions held at 30 June 2005	38	75	57	412	1

*Other Asia Pacific provisions at 30 June 2005 includes $257 million relating to KFB.

6 months ended 30.06.04

	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	I
Provisions held at 1 January 2004	268	123	144	390	
Exchange translation differences	(1)	(1)	-	(4)	
Amounts written off	(87)	(37)	(25)	(58)	
Recoveries of amounts previously written off	13	3	4	6	
Other	-	-	-	-	
New provisions	128	26	14	46	
Recoveries/provisions no longer required	(36)	(9)	(13)	(32)	
Net charge against/(credit to) profit	92	17	1	14	
Provisions held at 30 June 2004	285	105	124	348	

6 months ended 30.06.04

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	
Provisions held at 1 January 2004	51	107	58	465	1
Exchange translation differences	-	(1)	-	2	
Amounts written off	(5)	(12)	(12)	(13)	(
Recoveries of amounts previously written off	3	2	1	-	
Other	(3)	(3)	-	(7)	
New provisions	6	10	9	11	
Recoveries/provisions no longer required	(6)	(12)	(10)	(4)	(
Net charge against/(credit to) profit	-	(2)	(1)	7	
Provisions held at 30 June 2004	46	91	46	454	1

Group (continued)

	6 months ended 31.12.04				
	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In
Provisions held at 1 July 2004	285	105	124	348	
Exchange translation differences	1	4	-	6	
Acquisitions	-	-	-	36	
Amounts written off	(67)	(25)	(38)	(84)	(
Recoveries of amounts previously written off	16	4	6	6	
Other	4	-	(2)	(6)	
New provision	79	34	22	49	
Recoveries/provisions no longer required	(29)	(9)	(16)	(16)	(
Net charge against/(credit to) profit	50	25	6	33	
Provisions held at 31 December 2004	289	113	96	339	

	6 months ended 31.12.04				
				Americas	
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	UK & Group Head Office $m	Tc
Provisions held at 1 July 2004	46	91	46	454	1,
Exchange translation differences	(3)	-	2	6	
Acquisitions	-	-	-	-	
Amounts written off	(8)	(17)	(9)	(45)	(3
Recoveries of amounts previously written off	-	2	3	2	
Other	3	(2)	-	9	
New provision	9	18	18	24	[illegible]
Recoveries/provisions no longer required	(5)	(12)	(5)	(46)	(1
Net charge against/(credit to) profit	4	6	13	(22)	[illegible]
Provisions held at 31 December 2004	42	80	55	404	1,

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result adverse economic conditions or actions taken by governments in the relevant country.

This covers the risk that:

- the sovereign borrower of a country may be unable or unwilling to fulfil its foreign currency cross-border contractual obligations; and/or
- a non-sovereign counterparty may be unable to fulfil its contractual obligations as a result

currency shortage due to adverse economic conditions or actions taken by the government of t country.

The Group Risk Committee approves country risk policy and procedures and delegates the setti and management of country limits to the Group Head, Credit and Country Risk.

The business and country Chief Executive Officers manage exposures within these set limits a policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets exclude facilities provided within the Group. They comprise loans and advanc(interest bearing deposits with other banks, trade and other bills, acceptances, amounts receival under finance leases, certificates of deposit and other negotiable paper and investment securiti where the counterparty is resident in a country other than that where the cross border assets recorded. Cross border assets also include exposures to local residents denominated in currenci other than the local currency.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Country Risk (continued)

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	30.06.05				30.06.04			
	Public sector $m	**Banks $m**	**Other $m**	**Total $m**	Public sector $m	Banks $m	Other $m	To[illegible]
USA	**1,676**	**830**	**2,637**	**5,143**	1,558	891	2,170	4,[illegible]
Korea	**15**	**1,644**	**2,228**	**3,887**	19	1,534	632	2,[illegible]
Hong Kong	**2**	**218**	**2,731**	**2,951**	38	150	2,537	2,[illegible]
France	**164**	**2,032**	**194**	**2,390**	4	1,331	182	1,[illegible]
Singapore	**1**	**173**	**2,075**	**2,249**	1	853	937	1,[illegible]
India	**49**	**885**	**1,252**	**2,186**	37	1,146	917	2,[illegible]
China	**41**	**903**	**1,233**	**2,177**	62	652	692	1,[illegible]
Netherlands*	**-**	**-**	**-**	**-**	-	2,091	308	2,[illegible]
Germany*	**-**	**-**	**-**	**-**	-	1,372	300	1,[illegible]

	31.12.04			
	Public sector $m	Banks $m	Other $m	Total $m
USA	824	745	2,660	4,229
Hong Kong	4	199	2,719	2,922
Netherlands	-	2,639	406	3,045
Korea	47	1,258	698	2,003
India	74	1,132	867	2,073
Singapore	-	325	1,939	2,264
France	149	1,243	183	1,575
China	101	686	902	1,689

* Less than one per cent of total assets at 30 June 2005

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the banking book. Trading and Banking books are defined as per the Financial Services Authority (FSA) Handbook IPRU (Bank). Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. Group Market Risk approves the limits within delegated authorities and monitors exposures against these limits.

Group Market Risk complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and banking books combined at 30 June 2005 was $12.9 million (30 June 2004: $13.6 million; 31 December 2004: $15.4 million).

Interest rate related VaR was $14.0 million (30 June 2004: $13.5 million; 31 December 2004: $1: million) and foreign exchange related VaR was $1.4 million (30 June 2004: $2.5 million; 31 Decemt 2004: $3.0 million). The total VaR recognises offsets between interest rate and foreign exchan risks.

The average total VaR for trading and banking books during the six months to 30 June 2005 w $14.3 million (30 June 2004: $15.1 million; 31 December 2004: $15.8 million) with a maximu exposure of $20.6 million.

VaR for interest rate risk in the banking books of the Group totalled $10.8 million at 30 June 2005 (June 2004: $13.2 million; 31 December 2004: $16.7 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market risk related activities was $4.5 million, compared w $3.8 million during 2004.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and banking foreign curren translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. T average daily revenue from foreign exchange trading businesses during the six months ended June 2005 was $2.1 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and banking interest rε exposures.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The average daily revenue from interest rate trading businesses during the six months ended 3C June 2005 was $2.4 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financia instruments, interest and exchange rates or indices. They include futures, forwards, swaps anc options transactions in the foreign exchange, credit and interest rate markets. Derivatives are ar important risk management tool for banks and their customers because they can be used tc manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by usinç standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customei requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

Hedging

In accounting terms, hedges are classified into three typical types: *Fair value hedges*, where fi› rates of interest or foreign exchange are exchanged for floating rates; *cash flow hedges*, wh variable rates of interest or foreign exchange are exchanged for fixed rates, and; *hedges of investments* in overseas operations translated to the parent company's functional currency, dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange ε interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange r movement but, in general, management believes that the Group's reserves are sufficient to abs any foreseeable adverse currency depreciation. The Group seeks to match assets denominatec foreign currencies with corresponding liabilities in the same currencies.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that b the value of these investments and the risk weighted value of assets and contingent liabilities foll substantially the same exchange rate movements.

Liquidity Risk

The Group defines liquidity risk as the risk that the bank either does not have sufficient finan

resources available to meet all its obligations and commitments as they fall due, or can access the
only at excessive cost.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group is in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made.

Liquidity risk management is governed by the Group Asset and Liability Committee (GALCO). This Committee, chaired by the Group Executive Director Finance and with authority derived from the Board, is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee (LMC) with regional and country Asset and Liability Committees (ALCO).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations and Group policy and maintaining a Country Liquidity Crisis Contingency Plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO oversees the structural foreign exchange and interest rate exposures that arise witl the Group. Policies and terms of reference are set within which Group Corporate Treasury mana these exposures on a day-to-day basis. Policies and guidelines for the setting and maintenance capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Gro Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk

Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failı of technology, processes, infrastructure, personnel and other risks having an operational impact. T Group seeks to ensure that key operational risks are managed in a timely and effective manr through a framework of policies, procedures and tools to identify, assess, monitor, control, and rep such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct t management of operational risks across the Group. GORC is also responsible for ensuring adequa and appropriate policies and procedures are in place for the identification, assessment, monitorir control and reporting of operational risks.

An independent Group operational risk function is responsible for establishing and maintaining t overall operational risk framework, and for monitoring the Group's key operational risk exposure This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. Th are responsible for ensuring compliance with policies and procedures in the business, monitoring k operational risk exposures, and the provision of guidance to the respective business areas operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Eve country operates a Country Operational Risk Group (CORG). The CORG has in-country governan responsibility for ensuring that an appropriate and robust risk management framework is in place monitor and manage operational risk.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Business Risk

Business risk is the risk of failing to achieve business targets due to inappropriate strategies, inadequate resources or changes in the economic or competitive environment and is managed through the Group's management processes. Regular reviews of the performance of Group businesses by the Group Management Committee, comprising Group Executive Directors and other senior management are used to assess business risks and agree management action. The reviews include corporate financial performance measures, capital usage, resource utilisation and risk statistics to provide a broad understanding of the current business position.

Compliance and Regulatory Risk

Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk

Legal risk is the risk of unexpected loss, including reputational loss, arising from defecti transactions or contracts, claims being made or some other event resulting in a liability or other lc for the Group, failure to protect the title to and ability to control the rights to assets of the Gro (including intellectual property rights), changes in the law, or jurisdictional risk.
The Group manages legal risk through the Group Legal Risk Committee, Legal risk policies a procedures and effective use of its internal and external lawyers.

Reputational Risk

Reputational risk is defined as the risk that any action taken by the Group or its employees create negative perception in the external market place.

This includes the Group's and/or its customers' impact on the environment.

The Group Risk Committee examines issues that are considered to have reputational repercussio for the Group and issues guidelines or policies as appropriate. It also delegates responsibilities the management of legal/regulatory and reputational risk to the business through business ri committees. In Wholesale Banking, potential reputational risks resulting from transactions or polici and procedures are reviewed and actioned through the Wholesale Banking Reputational Ri Committee. Consumer Banking's Product and Reputational Risk Committee provides simi assurance.

Independent Monitoring

Group Internal Audit is an independent Group function that reports directly to the Group Chief Executive and the Audit and Risk Committee. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CAPITAL

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7 - 9 per cent and 12 - 14 per cent respectively.

	30.06.05 $m	*30.06.04 $m	*31.12.04 $m
		$m	
Tier 1 capital:			
Called up ordinary share capital and preference shares	**5,964**	3,778	3,818
Eligible reserves	**5,466**	4,244	4,617
Minority interests	**84**	93	111
Innovative Tier 1 securities	**1,458**	1,142	1,246
Less: Restriction on innovative Tier 1 securities	**(125)**	(42)	(68)
Goodwill and other intangible assets	**(4,233)**	(1,895)	(1,900)
Unconsolidated associated companies	**180**	9	30
Other regulatory adjustments	**95**	81	110
Total Tier 1 capital	**8,889**	7,410	7,964
Tier 2 capital:			
Eligible revaluation reserves	**94**	-	-
Portfolio impairment provision (2004: general provision)	**347**	386	335
Qualifying subordinated liabilities:			
Perpetual subordinated debt	**2,618**	1,572	1,961
Other eligible subordinated debt	**4,027**	3,209	3,525
Less: Amortisation of qualifying subordinated liabilities	**(237)**	-	-
Restricted innovative Tier 1 securities	**125**	42	68
Total Tier 2 capital	**6,974**	5,209	5,889
Investments in other banks	**(24)**	(20)	(33)
Other deductions	**(86)**	(4)	(34)
Total capital base	**15,753**	12,595	13,786
Banking book:			
Risk weighted assets	**95,856**	59,999	69,438
Risk weighted contingents	**16,576**	13,525	14,847
	112,432	73,524	84,285
Trading book:			
Market risks	**6,091**	4,576	4,608
Counterparty/settlement risk	**3,008**	2,877	3,231
Total risk weighted assets and contingents	**121,531**	80,977	92,124
Capital ratios			
Tier 1 capital	**7.3%**	9.2%	8.6%
Total capital	**13.0%**	15.6%	15.0%

* As previously reported under UK GAAP

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2005

	Notes	Excluding KFB $m	KFB acquisition $m	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Interest income		3,183	495	**3,678**	2,568	2,744
Interest expense		(1,425)	(281)	**(1,706)**	(1,017)	(1,113)
Net interest income		1,758	214	**1,972**	1,551	1,631
Fees and commissions income		818	50	**868**	793	821
Fees and commissions expense		(113)	(28)	**(141)**	(130)	(152)
Net trading income		397	12	**409**	333	318
Other operating income		118	10	**128**	178	39
		1,220	44	**1,264**	1,174	1,026
Operating income		2,978	258	**3,236**	2,725	2,657
Staff costs		(910)	(80)	**(990)**	(793)	(766)
Premises costs		(169)	(12)	**(181)**	(158)	(163)
Other administrative expenses		(380)	(37)	**(417)**	(336)	(395)
Depreciation and amortisation		(103)	(17)	**(120)**	(123)	(115)
Operating expenses		(1,562)	(146)	**(1,708)**	(1,410)	(1,439)
Operating profit before provisions and taxation		1,416	112	**1,528**	1,315	1,218
Impairment losses on loans and advances and other credit risk provisions		(166)	(28)	**(194)**	(139)	(75)
Other impairment		(1)	-	**(1)**	(69)	1
Profit before taxation		1,249	84	**1,333**	1,107	1,144
Taxation	2	(342)	(25)	**(367)**	(331)	(299)
Profit for the period		907	59	**966**	776	845
Loss/(profit) attributable to minority interest		1	4	**5**	(20)	(23)
Profit attributable to parent company's shareholders		908	63	**971**	756	822
Dividends on equity preference shares				**(15)**	(29)	(29)
Profits attributable to ordinary shareholders				**956**	727	793
Dividends on ordinary equity shares	3			**(519)**	(429)	(201)
Retained profit attributed to ordinary shareholders				**437**	298	592
Basic earnings per ordinary share	4			**74.7c**	62.1c	67.5c
Diluted earnings per ordinary share	4			**73.2c**	61.1c	66.3c

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET
As at 30 June 2005

	30.06.05 $m	30.06.04 $m	31.12.04 $m
Assets			
Cash and balances at central banks	**5,667**	3,447	3,960
Treasury bills and other eligible bills	**13,011**	5,978	4,425
Loans and advances to banks	**20,955**	17,387	17,382
Derivative financial instruments	**10,704**	-	-
Loans and advances to customers	**107,929**	63,743	72,159
Debt securities	**30,877**	28,900	32,842
Equity shares	**945**	179	253
Intangible assets	**4,233**	2,154	2,353
Property, plant and equipment	**1,614**	525	555
Deferred tax assets	**320**	251	272
Other assets	**5,763**	8,817	11,597
Prepayments and accrued income	**1,909**	1,267	1,280
Total assets	**203,927**	132,648	147,078
Liabilities			
Deposits by banks	**21,653**	16,999	15,814
Derivative financial instruments	**10,388**	-	-
Customer accounts	**108,770**	78,219	85,458
Debt securities in issue	**27,955**	9,985	11,627
Current tax liabilities	**275**	258	295
Other liabilities	**11,222**	11,259	15,542
Accruals and deferred income	**1,854**	1,006	1,321
Provisions for liabilities and charges	**81**	50	61
Retirement benefit liabilities	**397**	87	123
Other borrowed funds	**8,838**	5,923	6,768
Total liabilities	**191,433**	123,786	137,009
Equity			
Share capital	**5,614**	3,762	3,802
Reserves and retained earnings	**5,569**	4,470	5,303
Total shareholders' equity	**11,183**	8,232	9,105
Minority interests	**1,311**	630	964
Total equity	**12,494**	8,862	10,069
Total equity and liabilities	**203,927**	132,648	147,078

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES
For the six months ended 30 June 2005

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Profit for the period	**966**	776	845
Exchange differences on translation of foreign operations	**(71)**	(66)	162
Actuarial (losses)/gains on retirement benefits	**(36)**	15	(20)
Available for sale investments:			
Valuation gains taken to equity	**12**	-	-
Transferred to income on disposal	**(74)**	-	-
Cash flow hedges:			
Losses taken to equity	**(28)**	-	-
Transferred to income for the period	**(19)**	-	-
Deferred tax on items taken directly to reserves	**37**	(5)	6
Other	**(37)**	24	(5)
Total recognised income and expenses for the period	**750**	744	988
Attributable to:			
Shareholders	**755**	724	965
Minority interests	**(5)**	20	23
	750	744	988

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2005

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 montl end 31.12. $
Cash flow from operating activities			
Profit before taxation	**1,333**	1,107	1,1
Adjustment for items not involving cash flow or shown separately			
Depreciation and amortisation of premises, plant and equipment	**60**	123	1
Gain on disposal of property plant and equipment	**(1)**	(5)	
Gain on disposal of investment securities	**(74)**	(159)	(
Amortisation of investments	**63**	18	(5
Loss on disposal of subsidiary undertakings	**-**	(4)	
Loan impairment losses	**194**	139	[illegible]
Other impairment	**62**	69	(
Debts written off, net of recoveries	**(287)**	(74)	(43
Increase/(decrease) in accruals and deferred income	**577**	(178)	2
(Decrease)/increase in prepayments and accrued income	**(918)**	(197)	[illegible]
Net increase/(decrease) in mark to market adjustment	**341**	473	(73
Interest paid on subordinated loan capital	**177**	253	[illegible]
UK and overseas taxes paid	**(278)**	(271)	(30
Net (decrease)/increase in cheques in the course of collection	**(505)**	(83)	[illegible]
Net (decrease)/increase in treasury bills and other eligible bills	**(170)**	52	(13
Net decrease in loans and advances to banks and customers	**(3,944)**	(6,927)	(5,07
Net increase in deposits from banks, customer accounts/debt securities in issue	**8,633**	12,103	2,9
Net decrease in dealing securities	**(361)**	(286)	(1,83
Net (decrease)/increase in other accounts	**(1,824)**	105	3,0
Net cash from/(used in) operating activities	**3,078**	6,258	(89
Net cash flows from investing activities			
Purchase of property plant and equipment	**(37)**	(95)	(14
Acquisition of subsidiaries, net of cash acquired	**(989)**	-	(33
Acquisition of treasury bills	**(7,542)**	(6,346)	(2,84
Acquisition of debt securities	**(16,315)**	(33,931)	(41,42
Acquisition of equity shares	**(77)**	(42)	(7
Disposal of subsidiaries, associated undertakings and branches	**-**	6	
Disposal of property plant and equipment	**-**	53	(
Disposal and maturity of treasury bills	**5,625**	5,363	5,4
Disposal and maturity of debt securities	**19,444**	31,788	39,6
Disposal of equity shares	**71**	352	
Net cash from/(used in) investing activities	**180**	(2,852)	29
Net cash (outflow)/inflow from financing activities			
Issue of ordinary share capital	**1,975**	4	[illegible]
Purchase of own shares, net of exercise, for share option awards	**(41)**	(127)	[illegible]
Interest paid on subordinated loan capital	**(177)**	(253)	(8
Gross proceeds from issue of subordinated loan capital	**3,362**	4	4
Repayment of subordinated liabilities	**(731)**	(21)	(
Dividends and payments to minority interests and preference shareholders	**(195)**	(32)	(4
Dividends paid to ordinary shareholders	**(474)**	(396)	(19
Net cash from/(used in) financing activities	**3,719**	(821)	2
Net increase/(decrease) in cash and cash equivalents	**6,977**	2,585	(39
Cash and cash equivalents at beginning of period	**24,023**	21,773	24,3
Effect of exchange rate changed on cash and cash equivalents	**(371)**	(39)	[illegible]
Cash and cash equivalents at end of period (note 5 on page 47)	**30,629**	24,319	24,0

STANDARD CHARTERED PLC – NOTES

1. Basis of Preparation

On 1 January 2005, the Group adopted European Union (EU) endorsed International Financial Report Standards (IFRSs) and the next annual financial statements of the Group will be prepared in accordance w IFRSs adopted for use in the EU. The results for 2005 have been presented in accordance with IFRSs that hε been endorsed and those that are expected to be endorsed by the end of the year. The comparative amounts hε similarly been restated except that the Group has taken advantage of the transition rules of IFRS1, First-Ti Adoption of International Financial Reporting Standards, to adopt IAS 32 and IAS 39 with effect from 1 Janu 2005.

The Group has adopted the Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The F Value Option' and Amendment to IAS19 Employee Benefits: Actuarial Gains and Losses, Group Plans ε Disclosures with effect from 1 January 2005, ahead of their effective dates, on the assumption that they will endorsed by the EU.

These interim financial statements comply with all current IFRSs as published by the IASB and have been prepaı in accordance with IAS 34 Interim Financial Reporting on this basis.

Additional information is set out in note 6 on page 47.

2. Taxation

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Analysis of taxation charge in the period			
The charge for taxation based upon the profits for the period comprises:			
United Kingdom corporation tax at 30% (30 June 2004: 30%; 31 December 2004: 30%):			
Current tax on income for the period	**158**	190	217
Adjustments in respect of prior periods	**-**	-	18
Double taxation relief	**(150)**	(187)	(170)
Foreign tax:			
Current tax on income for the period	**314**	292	267
Adjustments in respect of prior periods	**(8)**	8	(21)
Total current tax	**314**	303	311
Deferred tax:			
Origination/reversal of temporary differences	**53**	28	(12)
Tax on profits on ordinary activities	**367**	331	299
Effective tax rate	**27.5%**	29.9%	26.2%

Overseas taxation includes taxation on Hong Kong profits of $78 million (30 June 2004: $45 million; 31 Decemt 2004: $47 million) provided at a rate of 17.5 per cent (30 June 2004: 17.5 per cent; 31 December 2004: 17.5 cent) on the profits assessable in Hong Kong.

3. Dividends on Ordinary Equity Shares

The 2005 interim dividend of 18.94 cents per share will be paid in either sterling, Hong Kong dollars or US dollars 14 October 2005 to shareholders on the UK register of members at the close of business on 19 August 2005 anc shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00 Hong Kong time) on 19 August 2005.
It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of interim cash dividend. Details of the dividend will be sent to shareholders on or around 2 September 2005.

STANDARD CHARTERED PLC – NOTES

4. Earnings per Ordinary Share

	6 months ended 30.06.05		
	Profit $m	Weighted average number of shares ('000)	I sh amo ce
Basic earnings per ordinary share	956	1,279,432	
Effect of dilutive potential ordinary shares:			
Convertible bonds	7	20,578	
Options	-	15,366	
Diluted earnings per share	963	1,315,376	

	6 months ended 30.06.04			6 months ended 31.12.04		
	Profit $m	Weighted average number of shares ('000)	Per share amount cents	Profit $m	Weighted average number of shares ('000)	sl am c
Basic earnings per ordinary share	727	1,170,699	62.1	793	1,175,143	
Effect of dilutive potential ordinary shares:						
Convertible bonds	11	34,488		12	34,488	
Options	-	2,252		-	3,444	
Diluted earnings per share	738	1,207,439	61.1	805	1,213,075	

The Group measures earnings per share on a normalised basis. This differs from earnings defined in International Accounting Standard 3, Earnings per share. The table below provides a reconciliation.

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Profit attributable to ordinary shareholders	**956**	727	793
Profit on sale of shares in ? KorAm	-	(95)	-
? Bank of China	-	(36)	-
Premium and costs paid on repurchase of subordinated debt	-	21	2
Costs of Hong Kong incorporation	-	18	-
Tsunami donation	-	-	5
Other impairment	-	67	-
"One-off" items	-	(25)	7
Amortisation of intangible assets arising on business combinations	**5**	-	-

Profit less losses on disposal of investment securities held at cost	**-**	(28)	(5)
Profit on sale of property, plant and equipment	**-**	(4)	-
Profit on disposal of subsidiary undertakings	**-**	(4)	-
Other impairment	**1**	2	(1)
Normalised earnings	**962**	668	794
Normalised earnings per ordinary share	**75.2c**	57.1c	67.5c

EPS has grown by 32 per cent. With the adoption of IAS 39, the Group no longer normalises gains and losses on disposal of investment securities as these are now held in an available for sale portfolio at fair value.
Had this policy been adopted in the first half of 2004 normalised earnings per share would have been 59.5 cents and EPS growth would have been 26 per cent.

STANDARD CHARTERED PLC – NOTES

5. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprises of the following balances with less than three months maturity from the date of acquisition.

	30.06.05	30.06.04	31.12.04
	$m	$m	$m
Cash and balances with central banks*	**5,667**	3,447	3,960
Treasury bills and other eligible bills	**4,686**	2,924	3,665
Loans and advances to banks	**13,769**	10,750	10,345
Trading securities	**6,507**	7,198	6,053
Total	**30,629**	24,319	24,023

* Cash balances with central banks include certain amounts subjected to regulatory restrictions.

6. Transition to EU Endorsed IFRS

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of company, for the year ending 31 December 2005, be prepared in accordance with International Financial Report Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requireme of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 Deceml 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Grou first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadop IFRSs, the directors have made assumptions about the accounting policies expected to be applied, which are as out below, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the directors have assumed that the following IFRSs issued by the International Accounting Standa Board will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS finan statements for the year ending 31 December 2005:

- Amendment to IAS 19 Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures
- Amendments to IAS 39 - Financial Instruments: Recognition and Measurement The Fair Value Option

The adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot determined with certainty.

Accordingly, the accounting policies for that annual period will be determined finally only when the annual finan statements are prepared for the year ending 31 December 2005.

Application of IFRS 1: First-time adoption of International Financial Reporting standards

The Group's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. T reporting date of these interim consolidated ?nancial statements is 30 June 2005. The Group's IFRS adoption date 1 January 2005.

In preparing these interim consolidated ?nancial statements in accordance with IFRS 1, the Group has applied mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application elected by the Group

The Group has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations exemption

The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinatic

that took place prior to the 1 January 2004 transition date.

(b) Fair value as deemed cost exemption

The Group has elected to deem as cost certain items of property, plant and equipment held at valuation as a January 2004.

(d) Cumulative translation differences exemption

The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004.

(e) Exemption from restatement of comparatives for IAS 32 and IAS 39

The Group elected to apply this exemption. It has applied previous UK GAAP rules to derivatives, ?nancial ass and ?nancial liabilities and to hedging relationships for the 2004 comparative information. The adjustments requi for differences between UK GAAP and IAS 32 and IAS 39 have been determined and recognised at 1 January 200

(f) Share-based payment transaction exemption

As the Group has not previously published information regarding the fair value of employee rewards, it has be required to apply the share-based payment exemption. It applied IFRS 2 from 1 January 2004 to those equity sett share awards that were issued after 7 November 2002 but that have not vested by 1 January 2005.

Exceptions from full retrospective application followed by the Group

The Group has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of ?nancial assets and liabilities exception

Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. T application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognis from 1 January 2005 any ?nancial assets and ?nancial liabilities derecognised since 1 January 2004 that do not m the IAS 39 derecognition criteria. Management did not chose to apply the IAS 39 derecognition criteria to an ear date.

(b) Estimates exception

Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previc UK GAAP, unless there is evidence that those estimates were in error.

(c) Assets held for sale and discontinued operations exception

Management has applied IFRS 5 prospectively from 1 January 2005. Any assets held for sale or discontinu operations are recognised in accordance with IFRS 5 only from 1 January 2005.

Reconciliations between IFRS and UK GAAP

The following reconciliations provide details of the impact of the transition on:
- equity at 1 January 2004 (excluding IAS 32/39)
- equity at 30 June 2004 (excluding IAS 32/39)
- equity at 31 Dec 2004 (excluding IAS 32/39)
- equity at 1 January 2005 (including IAS 32/39)
- profit and loss 30 June 2004 (including IAS 32/39)
- profit and loss 31 December 2004 (excl IAS 32/39)

An explanation of the adjustments and the Group's accounting policies under IFRS is set out in the presentation a press release entitiled "Standard Chartered PLC Results for 2004 Restated Under International Financial Report Standards" dated 12 May 2005. Copies of this document are available from the Group's website at: http://investors.standardchartered.com

STANDARD CHARTERED PLC – NOTES

Reconciliation of equity

01.01.04

	Share capital/ premium and redemption reserve $m	Premises revaluation $m	Own shares held in ESOP Trusts $m	Retained earnings $m	Minority interest $m	Total equity $m
UK GAAP	3,768	(2)	(60)	3,823	614	**8,143**
Dividends	-	-	-	439	-	**439**
Fixed Assets	-	81	-	(84)	-	**(3)**
Share options	-	-	-	(3)	-	**(3)**
Consolidation	-	-	-	25	6	**31**
Tax	-	(22)	-	(9)	-	**(31)**
Other	-	-	-	(9)	-	**(9)**
IFRS	3,768	57	(60)	4,182	620	**8,567**

30.06.04

	Share capital/ premium and redemption reserve $m	Premises revaluation $m	Own shares held in ESOP Trusts $m	Retained earnings $m	Minority interest $m	Total equity $m
UK GAAP	3,778	-	(74)	4,301	626	**8,631**
Dividends	-	-	-	208	-	**208**
Goodwill	-	-	-	21	-	**21**
Fixed Assets	-	81	-	(84)	-	**(3)**
Share options	-	-	-	10	-	**10**
Consolidations	-	-	-	17	4	**21**
Tax	-	-	-	(4)	-	**(4)**
Other	-	-	-	(22)	-	**(22)**
IFRS	3,778	81	(74)	4,447	630	**8,862**

31.12.04

	Share capital/ premium and redemption reserve $m	Premises revaluation $m	Own shares held in ESOP Trusts $m	Retained earnings $m	Minority interest $m	Total equity $m
UK GAAP	3,818	(5)	(8)	4,630	956	**9,391**
Dividends	-	-	-	532	-	**532**
Goodwill	-	-	-	114	-	**114**
Fixed Assets	-	81	-	(84)	-	**(3)**
Share options	-	-	-	16	-	**16**
Consolidations	-	-	-	27	8	**35**
Tax	-	-	-	(4)	-	**(4)**
Other	-	-	-	(12)	-	**(12)**
IFRS	3,818	76	(8)	5,219	964	**10,069**

STANDARD CHARTERED PLC – NOTES

	Share capital/premium and redemption reserve $m	Other equity instruments $m	AFS reserves $m	Cash flow he res
IFRS (ex IAS 32/39)	3,818	-	-	
Debt/Equity	(375)	994	-	
Effective Yield	-	-	-	
Derivatives/hedging	-	-	-	
Asset classification/ fair values	-	-	87	
Other	-	-	-	
Impairment	-	-	-	
Tax	-	-	(14)	
IFRS	3,443	994	73	

01.0'

	Premises revaluation $m	Retained earnings $m	Minority interest $m	Total e
IFRS (ex IAS 32/39)	76	5,211	964	10
Debt/Equity	-	20	-	
Effective Yield	-	109	-	
Derivatives/hedging	-	58	(4)	
Asset classification/ fair values	-	(27)	-	
Other	-	(142)	-	(
Impairment	-	33	-	
Tax	-	(55)	-	
IFRS	76	5,207	960	10

Reconciliation of profit and loss

Profit attributable to shareholders	6 months ended 30.06.04 $m	12 months ended 31.12.04 $m
UK GAAP	746	1,479
Goodwill	21	114
Share options	(12)	(23)
Consolidations	2	3
Tax	7	7
Other	(8)	(2)
IFRS	756	1,578

7. Dealings in the Company's listed securities

Neither the Company nor any of its subsidiaries has bought, sold or redeemed any securities of the Company listed on The Stock Exchange of Hong Kong Limited during the six months ended 30 June 2005.

8. Corporate Governance

The Directors confirm that, throughout the period, the company has complied with the provisions of Appendix 14 the Listing Rules of the Hong Kong Stock Exchange.
The 2005 Interim Results have been reviewed by the Company's Audit and Risk Committee.

9. Interim Report and Statutory Accounts

The information in this news release is unaudited and does not constitute statutory accounts within the meaninc Section 240 of the Companies Act, 1985 (the Act). The 2005 Interim Report was approved by the Board of Direct on 8 August 2005. Statutory Accounts for the year ended 31 December 2004 have been delivered to the Registrai Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on thc accounts: report was unqualified and do not contain a statement under section 237 (2) or (3) of the Act.

This news release does not constitute the unaudited Interim financial information which is contained in the inte report. The unaudited Interim financial information has been reviewed by the Company's auditor, KPMG Audit Plc accordance with the guidance contained in the Bulletin 1999/4: *review of interim financial information* issued by Auditing Practices Board. On the basis of its review, KPMG Audit Plc is not aware of any material modifications t should be made to the unaudited interim financial information as presented for the 6 months ended 30 June 2005 the interim report. The full report of its review is included in the interim report.

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION (continued)

Financial Calendar

Ex-dividend date	17 August 2005
Record date	19 August 2005
Posting to shareholders of 2005 Interim Report	2 September 2005
Payment date – interim dividend on ordinary shares	14 October 2005

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
+44 20 7280 7708

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Cindy Tang, Head of Media Relations
+44 207 280 6170

The following information will be available on our website

- *A live webcast of the interim results analyst presentation (available from 10:45am BST)*
- *A pre-recorded webcast and Q/A session of analyst presentation in London (available 1:00pm BST)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director available from 9:00am BST.*
- *Slides for the Group's presentations (available after 1:00pm BST)*

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to Corporate Responsibility is available at http://www.standardchartered.com/corporateresponsibility

The 2005 Interim Report will be made available on the website of the Stock Exchange of Hong Kong and on our website www.standardchartered.com as soon as is practicable.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Transfer of Branch Business
Released	09:06 15-Jul-05
Number	9201O

Standard Chartered PLC

15 July 2005

Standard Chartered Nakornthon Bank pcl ("SCNB") has made certain disclosures to the Stock Exchange of Thailand on 15 July 2005 in relation to the proposed transfer by Standard Chartered Bank ("SCB") of SCB's Bangkok Branch to SCNB.

In accordance with the Bank of Thailand's Financial Sector Master Plan, SCB and SCNB recently announced proposals to consolidate Standard Chartered's deposit taking entities in Thailand into a single presence. The proposals were agreed by the Ministry of Finance in Thailand in April 2005. Subject to receiving associated regulatory and shareholder approvals, SCNB (which is currently 99.98% owned by SCB), intends to complete the acquisition of the business of SCB Bangkok Branch for a consideration of THB6,145,808,196 on 1 October 2005.

For further information please contact:

Romy Murray, Head of Investor Relations

+44 (0)20 7280 7245

Cindy Tang, Head of Media Relations

+44 (0)20 7280 6170

Betty Ku, Head of Corporate Affairs, Hong Kong

+852 2821 1310

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:53 23-Jun-05
Number	9564N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MICHAEL DENOMA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR MICHAEL DENOMA AND MRS EVA DENOMA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE OF OPTIONS UNDER THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN AND STANDARD CHARTERED EXECUTIVE SHARE OPTION SCHEMES AND SUBSEQUENT SALE OF SHARES

7) Number of shares/amount of stock acquired:

379,020

8) Percentage of issued class:

0.0289%

9) Number of shares/amount of stock disposed:

321,413

10) Percentage of issued class:

0.0245%

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH FULLY PAID

12) Price per share:

1036p

13) Date of transaction:

21 JUNE 2005

14) Date company informed:

22 JUNE 2005

15) Total holding following this notification:

128,048

16) Total percentage holding of issued class following this notification

0.00976%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 23 June 2005

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Trading Statement
Released	09:03 22-Jun-05
Number	8792N

Standard Chartered PLC

Pre-close trading update

22 June 2005

Standard Chartered PLC will be holding discussions with analysts ahead of its close period for the half year ending 30 June 2005. This statement details the information that will be covered in those discussions.

On 8 August 2005 we will present our first half 2005 numbers in compliance with IFRS as endorsed by the EU or expected to be applicable at 31 December 2005. Unless otherwise stated, comments that are made with reference to 2004 are made in relation to the first half results under IFRS excluding IAS 32 & 39 (as announced on 12 May 2005) and excluding the one-off items identified in our 2004 Interim Report (amounting to USD92 million) and the goodwill impairment charge under IFRS identified on 12 May (amounting to USD67 million). Operating Profit before Tax for the first half of 2004 on this basis was USD1,082 million (and including one-off items and goodwill impairment was USD1,107 million).

Comments made in sections 1-4 refer to Standard Chartered including acquisitions completed in 2004 but exclude the acquisition of Korea First Bank ("KFB") completed on 15 April 2005. In section 5 we give an update on KFB specifically.

1. Overall

Standard Chartered has continued to make strong progress in the first few months of 2005.

Performance is in line with guidance given to the market in February 2005, in particular:

- Continued strong growth in customer income across both businesses
- Growth in expenses broadly in line with income
- Consumer Banking loan impairment charges growing with assets; Wholesale Banking charges still benefiting from a benign credit environment.

The Group has good organic income momentum in both Wholesale Banking and Consumer Banking across a wide range of products, customers and geographies, with excellent growth in a number of markets.

Overall asset growth has continued. Consumer Banking is achieving good asset increases

across a number of markets and has benefited from the impact of PT Bank Permata ("Permata"). Wholesale Banking has also shown good asset growth whilst maintaining its disciplined approach.

Net interest margins in most markets have remained broadly stable, despite significant margin pressure in India and Singapore.

We are achieving good productivity improvements, but are also continuing to invest to capture the many opportunities across our markets. Expenses have increased broadly in line with income.

2. Income

Consumer Banking

Consumer Banking continues to deliver good income growth.

Most geographies have seen double digit income increases; with markets such as UAE, Other MESA, Africa and Other APR maintaining strong double digit growth trajectories. The UAE, Other MESA and Africa have benefited from good asset momentum. Other APR income growth has accelerated significantly, driven by Thailand, Taiwan and Indonesia (including Permata).

In Hong Kong we are seeing signs of modest consumer asset growth. Income is broadly stable. Our focus on operational efficiencies has enabled us to invest in product development, marketing and distribution channels to capture opportunities in the improved economic environment, while keeping tight control on expenses.

In Singapore margin pressures have impacted income. We are taking steps to improve operational efficiency and to grow through innovation.

India continues to see strong asset and liability growth, but competitive pressures have affected margins, resulting in income growing more slowly than the balance sheet. We are continuing to invest in building capability and presence in India, which will impact operating profits in the near-term.

Wholesale Banking

Wholesale Banking continues to demonstrate good income momentum. Income growth is broad based across both Commercial Banking and Global Markets products. Our investments in more sophisticated Global Markets and transactional products are generating good returns. Growth is also broad-based from a customer segment perspective. We are achieving good growth with Multinational Corporates, Financial Institutions and Local Corporates. There is particularly good growth in Hong Kong, Other APR, UAE and Other MESA. Income in Singapore and Africa has been broadly flat in part reflecting increasing pressure in Zimbabwe.

We are maintaining our disciplined approach to deployment of capital to ensure we sustain attractive returns.

3. Expenses

We continue to place great emphasis on the tight management of expenses. We are

focused on improving the efficiency of the businesses to enable us to invest for future growth.

We continue to invest in both our Consumer and Wholesale Banking businesses, pacing our investments in response to the overall performance of the businesses and the emergence and nature of the opportunities. We accelerated the pace of investment in 2004 and are seeing the benefits in our income momentum in 2005.

In Consumer Banking we continue to invest to take advantage of growth opportunities in markets such as China, India, Thailand, Pakistan, Indonesia (both organically and through the acquisition of a stake in Permata) and Japan.

In Wholesale Banking, we have maintained our approach of building our product capabilities and expanding our geographic coverage through investments in Corporate Finance, Transaction Banking and Global Markets. Investments include the integration of ANZ's Project Finance business.

4. Loan Impairments

Consumer Banking

Overall, the Consumer Banking loan impairment charge is increasing in line with assets, the asset mix and as a result of the changes required under IAS 32 and 39.

In Hong Kong, impairments stabilised in the second half of 2004, reflecting the improvement in the bankruptcy situation and are expected to increase in line with assets and the addition of Prime Credit.

Wholesale Banking

The Wholesale Banking loan impairment charge is still benefiting from a benign environment in our markets as well as from our strengthened risk management practices and continued good progress in recoveries.

5. Korea First Bank

We have completed the acquisition of KFB and have made good progress in a number of key areas. These include the formation of a strong and experienced Board, the appointment of the senior management team and agreement with the union who are supportive of our aim to make KFB a leading financial services company in Korea. The integration is proceeding smoothly and is ahead of schedule. With Standard Chartered's deep experience in Asia and strong product range, the KFB acquisition provides a strong platform for value creation and rapid sustained profit growth.

Since completion, trading has been in line with our expectations and is on track to meet the targets we stated on 10 January 2005. At our interim results we will separately disclose the impact of the acquisition of KFB on the Group's earnings.

Bryan Sanderson, Chairman, commented, "We are continuing to build on our track record of financial performance coupled with prudent governance. The benefits of our focused strategic drive to grow within our markets are becoming ever clearer."

Mervyn Davies, Group Chief Executive, commented, "We are demonstrating, once again,

good income momentum aided by the investments we have made in our high growth markets. We have shown we can deliver sustainable performance, while achieving ambitious goals. We are continuing to drive performance and our momentum reflects the success of our business strategy and the disciplined way it is being implemented.

"The integration of Korea First Bank is one of our highest priorities and, I am pleased to report, it is progressing very well."

For further information, please contact:

Romy Murray, Head of Investor Relations (44) 207 280 7245

Cindy Tang, Head of Media Relations (44) 207 280 7163

Betty Ku, Head of Corporate Affairs, Hong Kong (852) 2821 1310

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. Forward-looking statements can be identified by the fact that they do not relate to historical or current events. Forward-looking statements often use words such as "expect", "estimate", "intend", "plan", "goal", or "believe" or similar words. These statements may include Standard Chartered's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT, developments, and general economic, competitive and general operating conditions.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	09:30 17-Jun-05
Number	7041N

FOR IMMEDIATE RELEASE

Standard Chartered takes stake in Asia Commercial Bank, Vietnam

International bank to provide technical assistance to Vietnamese bank

Friday 17 June 2005, Ho Chi Minh City – Standard Chartered and Asia Commercial Bank, Vietnam ("ACB") announced today that Standard Chartered has acquired a stake in ACB, one of the leading joint stock banks in the country. Standard Chartered is the first foreign bank to be allowed by the Government and the State Bank of Vietnam to purchase a stake in a domestic financial institution.

As part of the agreement, Standard Chartered is introducing fresh capital into the bank such that post-acquisition, it will own 8.56 per cent of the enlarged capital of ACB. The total investment will be approximately US$22 million, in cash. In addition Standard Chartered will provide technical assistance in the areas of risk management, consumer banking, brand and distribution.

Commenting on the partnership, Mervyn Davies Group Chief Executive of Standard Chartered said, "With a population of over 80 million people, Vietnam is one of the fastest growing economies in Asia with huge potential in consumer banking. ACB is one of the premier banks in the Country, and its growth and development will benefit both the consumers and the industry in Vietnam."

"ACB is taking the lead to be international standards in risk and compliance management, sales and marketing, human resource management, as well as product development, brand and distribution. We believe our global expertise and experience in Asia will provide a strong complement to support these objectives."

Mr Tran Mong Hung, Chairman of Asia Commercial Bank said, "We are delighted to have Standard Chartered as our partner. We intend to leverage strengths of Standard Chartered to drive the growth of ACB for the benefit of all our stakeholders. We will work with Standard Chartered to enhance our product range, services and delivery standards to become the best bank in our country."

-END-

Standard Chartered – leading the way in Asia, Africa and the Middle East

Following the acquisition of Korea First Bank, Standard Chartered now employs 38,000 people in 950 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. Standard Chartered is one of the world's most international banks, with employees representing 80 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

For further information, please visit www.standardchartered.com or contact

Standard Chartered, Group Corporate Affairs

Cindy Tang, Head, Media Relations

Tel +44 20 7280 6170

Mobile +44 7799 868 246

Cindy.Tang@uk.standardchartered.com

Wong Ai Kwei, Regional Head, Southeast Asia

Tel +65 6530 3450

Mobile +65 9672 8289

Wong.Ai-Kwei@sg.standardchartered.com

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	09:09 15-Jun-05
Number	5842N

News Release

Standard Chartered Acquires

American Express Bank's Business in Bangladesh

Standard Chartered is pleased to announce that it has signed an Agreement to acquire the commercial banking business of American Express Bank Limited in Bangladesh. The purchase is conditional on regulatory approval, and should be completed within the next few weeks. The purchase consideration will be approximately USD24.5million, payable in cash.

Osman Morad, Chief Executive Officer of Standard Chartered Bank, Bangladesh, commented:

'We are very pleased to have reached agreement on this purchase. The acquisition further consolidates our position as the oldest and largest foreign bank in Bangladesh and we look forward to serving American Express Bank's customers with our wide range of products and services. This year Standard Chartered proudly celebrates 100 years in Bangladesh, and this significant investment underscores our continued and increasing commitment to the country.'

Qamar Hussain, Chief Executive Officer of American Express Bank, Bangladesh, said:

'We are pleased to have reached this agreement with Standard Chartered Bank. The agreement fits our strategic objective of exiting local corporate banking and focusing on serving the correspondent banking needs of financial institutions in Bangladesh and around the world. At the same time, we believe that our local commercial bank clients will be well served by a bank with the history and reputation of Standard Chartered Bank'.

- END -

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered Bank Bangladesh is part of the Standard Chartered Group.

Standard Chartered employs 35,000 people in over 500 locations in more than 50 countries in the Asia Pacific region, South Asia, the Middle East, the United Kingdom and the Americas. It is one of the world's most international banks with a management team comprising 70 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

For further information on Standard Chartered Bank, please contact:

Neel Chatterjee

Regional Head of Corporate Affairs, South Asia

Telephone: +91 98 2263 4574

Mobile: +91 98 2034 5525

OR

Shah Masud Imam

Head of Corporate Affairs, Dhaka

Telephone: +880 2 956 7831

Mobile: +880 189 214166

American Express Bank Limited is the international banking subsidiary of American Express Company. Founded in 1919, it provides services to financial institutions, high net worth individuals and affluent customers through more than 75 locations in 45 countries. American Express Company is a diversified worldwide travel, financial and network services company founded in 1850. It is a world leader in charge and credit cards, Travellers Cheques, travel, business services, insurance and international banking.

For further information on American Express Bank Limited, please contact:

Rajiv Ahuja

Director – Public Affairs and Communications

India and Area Countries

Telephone: +91 124 5190590

Mobile: +91 98 111 21444

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:23 13-Jun-05
Number	4937N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

BARCLAYS SHARE NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE OF AN AWARD UNDER THE 1997 STANDARD CHARTERED RESTRICTED SHARE SCHEME

7) Number of shares/amount of stock acquired:

20,202

8) Percentage of issued class:

0.0015%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

NIL

13) Date of transaction:

10 JUNE 2005

14) Date company informed:

13 JUNE 2005

15) Total holding following this notification:

169,644

16) Total percentage holding of issued class following this notification

0.013%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

SARAH WILLIAMS 020 7280 6123

25) Name and signature of authorised company official responsible for making this notification:

JULIE BAMFORD

Date of Notification: .... 13 JUNE 2005

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	09:56 24-May-05
Number	6710M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE OF AN AWARD MADE UNDER THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN AND SALE OF SHARES

7) Number of shares/amount of stock acquired:

48,299

8) Percentage of issued class:

0.0037%

9) Number of shares/amount of stock disposed:

48,299

10) Percentage of issued class:

0.0037%

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH FULLY PAID

12) Price per share:

988p

13) Date of transaction:

23 MAY 2005

14) Date company informed:

23 MAY 2005

15) Total holding following this notification:

46,464

16) Total percentage holding of issued class following this notification

0.0035%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 24 MAY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	09:26 23-May-05
Number	6130M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Bedell Cristin Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of new shares from the Company by the trustees of the Standard Chartered 1995 Employee Benefit Trust to be used to satisfy exercises of awards made under the Company's discretionary share schemes.

7) Number of shares/amount of stock acquired:

11,700,000

8) Percentage of issued class:

0.9%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of US$0.50 each

12) Price per share:

985.6p

13) Date of transaction:

23 May 2005

14) Date company informed:

23 May 2005

15) Total holding following this notification:

21,751,842

16) Total percentage holding of issued class following this notification

1.67%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

24) Name of contact and telephone number for queries:

Terry Skippen, 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

Terry Skippen

Date of Notification: 23 May 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	11:58 20-May-05
Number	5723M

SCHEDULE 10
NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **14,791,773**	6. Percentage of issued class **1.14%**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**
9. Class of security **ORDINARY SHARES OF USD0.50 EACH**		10. Date of transaction **18 MAY 2005**	11. Date company informed **19 MAY 2005**
12. Total holding following this notification **105,693,479**		13. Total percentage holding of issued class following this notification **8.13%**	
14. Any additional information **N/A**		15. Name of contact and telephone number for queries **BRIDGET CREEGAN – 020 7280 6119**	

16. Name and signature of authorised company official responsible for making this notification

.... JULIE BAMFORD
DEPUTY GROUP SECRETARY

Date of notification: 20 MAY 2005

FMR CORP	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	1,187,721
JP Morgan Chase Bank	9,927,749
Northern Trust London	88,200

State Street Bank & Trust Co	1,285,200
Mellon Bank N.A.	32,300
Northern Trust Company	1,389,100
FIDELITY INTERNATIONAL LIMITED	
Registered Holders	**Shares**
Bank of New York, Brussels	621,900
BNP Paribas, Paris	31,124
Brown Brothers Harriman Ltd, Luxembourg	22,672,475
Chase Manhattan Bank AG, Frankfurt	196,677
Citibank NA, Hong Kong Branch	15,100
ING Luxembourg	15,932
JP Morgan, Bournemouth	765,331
National Australia Bank, Melbourne	343,551
Northern Trust London	284,340
State Street Bank & Trust Co, London	202,772
State Street Bank Australia	228,152
State Street Bank & Trust Co, Tokyo	20,367
FIDELITY MANAGEMENT TRUST COMPANY	
Registered Holders	**Shares**
Bank of New York	242,300
Brown Brothers Harriman & Co	1,139,005
CIBC Mellon Trust	133,911
JP Morgan Chase Bank	439,143
Mellon Bank NA	519,402
Northern Trust Co	780,722
Royal Trust - Toronto	16,953
State Street Bank & Trust Co	2,418,328
FIDELITY INVESTMENT SERVICES LIMITED	
Registered Holders	**Shares**
JP Morgan, Bournemouth	32,693,862
FIDELITY PENSION MANAGEMENT	

Registered Holders	Shares
Bank of New York, Brussels	3,385,108
Bank of New York Europe, London	109,627
Bankers Trust London	275,500
Chase Manhattan London	9,100
Chase Manhattan Bank AG Frankfurt	65,986
Citibank London	359,710
Clydesdale Bank PLC	259,340
Dexia Privatbank	7,600
HSBC Bank PLC	539,100
JP Morgan, Bournemouth	7,327,751
JP Morgan Chase Bank	37,100
Mellon Bank	1,213,200
Midland Securities Services	138,200
Nordea Bank AB	20,500
Northern Trust London	6,661,409
Societe Generale	25,800
State Street Bank & Trust Co, London	3,102,231
State Street Munich	14,615
FIDELITY INVESTMENTS JAPAN	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	13,150
Master Trust Bank of Japan	65,680
Nomura Trust & Banking	27,250
Trust & Cust Svcs Bank Ltd, Tokyo	18,140
FIDELITY INVESTMENT INTERNATIONAL	
Registered Holders	**Shares**
Bank of New York Europe, London	2,159,700
JP Morgan, Bournemouth	1,287,777
FIDELITY INVESTMENTS ADVISORTY (KOREA) LIMITED	
Registered Holders	**Shares**
State Street Hong Kong	10,693

FIDELITY INVESTMENT MANAGEMENT HONG KONG	
Registered Holders	**Shares**
Bermuda Trust Far East HK	751,709
Citibank NA, Hong Kong Branch	74,575
FIDELITY INVESTMENT GESTION	
Registered Holders	**Shares**
CDC Finance	41,311

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	12:00 19-May-05
Number	4991M

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 12,000,000 Ordinary shares of $0.50 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 10,000,000 shares to be issued under the Company's Executive Share Option Scheme, 1,750,000 shares under the Company's Restricted Share Scheme and 250,000 shares to be issued under the Company's Performance Share Plan.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:18 13-May-05
Number	2797M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
HO KWON PING

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HO KWON PING

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:
54

8) Percentage of issued class:
0.0000042

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
938.4p

13) Date of transaction:
13 MAY 2005

14) Date company informed:
13 MAY 2005

15) Total holding following this notification:
2,429

16) Total percentage holding of issued class following this notification
0.00019

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 13 MAY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:17 13-May-05
Number	2793M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
PAUL D SKINNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
PAUL D SKINNER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:
68

8) Percentage of issued class:
0.0000052

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
938.4p

13) Date of transaction:
13 MAY 2005

14) Date company informed:
13 MAY 2005

15) Total holding following this notification:
3,097

16) Total percentage holding of issued class following this notification
0.00024

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 13 MAY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:15 13-May-05
Number	2792M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
PETER A SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
PETER A SANDS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:
341

8) Percentage of issued class:
0.000026

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
938.4p

13) Date of transaction:
13 MAY 2005

14) Date company informed:
13 MAY 2005

15) Total holding following this notification:
46,464

16) Total percentage holding of issued class following this notification
0.0036

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 13 MAY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:13 13-May-05
Number	2790M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
RUTH MARKLAND

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
RUTH MARKLAND

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:
46

8) Percentage of issued class:
0.0000035

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
938.4p

13) Date of transaction:
13 MAY 2005

14) Date company informed:
13 MAY 2005

15) Total holding following this notification:
2,065

16) Total percentage holding of issued class following this notification
0.00016

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 13 MAY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:11 13-May-05
Number	2788M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
RICHARD H MEDDINGS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
RICHARD H MEDDINGS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:
257

8) Percentage of issued class:
0.000020

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
938.4p

13) Date of transaction:
13 MAY 2005

14) Date company informed:
13 MAY 2005

15) Total holding following this notification:
35,750

16) Total percentage holding of issued class following this notification
0.0028

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 13 MAY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:08 13-May-05
Number	2785M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
BRYAN K SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BARCLAYS SHARE NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:
2,473

8) Percentage of issued class:
0.00019

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
938.4p

13) Date of transaction:
13 MAY 2005

14) Date company informed:
13 MAY 2005

15) Total holding following this notification:
149,442

16) Total percentage holding of issued class following this notification
0.011

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 13 MAY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:07 13-May-05
Number	2779M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
RUDOLPH H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
RUDOLPH H P MARKHAM

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:
50

8) Percentage of issued class:
0.0000038

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
938.4p

13) Date of transaction:
13 MAY 2005

14) Date company informed:
13 MAY 2005

15) Total holding following this notification:
2,282

16) Total percentage holding of issued class following this notification
0.00018

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 13 MAY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:18 12-May-05
Number	2230M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

OLIVER STOCKEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

i. GREENWOOD NOMINEES
ii. BARCLAYS NOMINEES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE BY MR STOCKEN OF 5,000 SHARES, 2,500 OF WHICH HAVE BEEN PLACED IN A DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

i. 2,500
ii. 2,500

8) Percentage of issued class:

0.00038%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH FULLY PAID

12) Price per share:

i. 969p
ii. 964p

13) Date of transaction:

11 MAY 2005

14) Date company informed:

11 MAY 2005

15) Total holding following this notification:

10,000

16) Total percentage holding of issued class following this notification

0.00077%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 12 MAY 2005

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	IFRS Restatement - Part 2
Released	09:00 12-May-05
Number	2092M

RNS Number:2092M
Standard Chartered PLC
12 May 2005

PART 2

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL INFORMATION

The following pro-forma financial information is provided to illustrate the effects of IAS 39 'Financial instruments: Recognition and measurement' and IAS 32 'Financial instruments: disclosure and presentation' that has been excluded from the restated 2004 results. It does not form part of the restated 2004 results that will be presented as comparatives in the 2005 Interim Report. IAS 32 and 39 will be applied from 1 January 2005, with corresponding adjustments to opening reserves.

Basis of preparation

This pro-forma financial information complies in full with IAS 32 and 39 as endorsed by the EU.

Overview of IAS 32 and 39

IAS 32 and IAS 39 prescribe the accounting for, and financial reporting of, financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. The principal changes from UK GAAP are:

- reclassification between liabilities and shareholders' funds of certain subordinated securities and preference shares;
- recording interest on a 'level yield' or 'effective yield' basis;
- recording all derivatives at fair value on the balance sheet;
- new classifications of assets and liabilities and related measurement requirements;
- recording bad debt charges for time-value discount provisions and portfolio specific provisions; and
- grossing up of the balance sheet for financial instruments no longer permitted to be netted.

Explanation of pro-forma IAS 32 and 39 income statement and balance sheet adjustments

1. Debt/Equity classification

UK GAAP:

a) UK GAAP required that where there was an obligation to deliver economic benefits, a financial instrument should be classified as a liability. Preference shares were required to be classified as a non-equity element of shareholders' funds.

b) Convertible debt should be recorded as a liability and the conversion to equity should not be anticipated. Interest was recorded at the coupon rate of the debt.

IFRS:

a) The IFRS definition of a liability is similar to UK GAAP but the legal obligation to deliver cash takes precedence over the judgements of substance used under UK GAAP. Where an obligation to deliver cash can be avoided, an instrument must be classified as equity.

b) For convertible debt, the option to convert debt to equity is recognised separately from the host debt instrument. Convertible debt issued with a fixed conversion rate in a currency different to an entity's functional currency should be treated as a derivative liability and be fair valued at each period end. A discount is created when the option element is separated from the host debt and interest is recognised on the liability element at a market rate of interest for similar debt that does not have an option to convert to equity.

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL INFORMATION (continued)

Impact:

a) The Group has reclassified £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities from liabilities to equity. £195 million non-cumulative irredeemable preference shares have been reclassified from equity to liabilities. £200 million 2022 step up notes have been reclassified from liabilities to equity. The net effect is $566 million transfers from liabilities to equity. A net interest expense of $45 million is treated as an appropriation of distributable reserves instead of being presented as an interest expense.

b) Interest expense for convertible debt has increased by $12 million. A fair value gain of $23 million was recorded on the conversion option derivative element. However, the Group's €575 million 4.5 per cent 2010 convertible notes were called and repaid by the Group on 18 April 2005 so these effects will not recur after that date.

2. Effective yield

UK GAAP:

Loan origination costs were generally expensed when incurred. Fees and commissions receivable were spread over the expected life of a loan where in substance they were part of the interest yield. Interest was recorded on an accrual basis, including when customers pay a lower-than-market rate of interest for a fixed period.

IFRS:

Interest is recognised on a 'level yield' basis, otherwise known as the effective yield. This means that substantially all income and costs that are incremental and directly attributable to loan origination are capitalised and amortised to interest income over the expected life of the loan. Additionally, customer interest rate discounts are spread over the expected life of the loan. If the expected life of loans change, IFRS requires the recalculation of the amortisation. Any cumulative differences between the amount amortised and the amount that should have been amortised under the new expected life must be recorded in the income statement.

The 'level yield' basis of interest recognition only changes the timing of recording loan origination income and expenses. It does not change the total net revenue and related cash due to the Group.

Impact:

The effect of this change is that an additional $12 million has been recognised

as net interest income from amortising capitalised fee income and costs. Net fees and commission income has increased by $5 million due to capitalisation of current period fee income and costs. Retained earnings are increased by $109 million, being the accumulated effect of capitalising costs from prior periods in transition to IFRS.

The rate of capitalisation of income and costs and amortisation will be affected by the several factors, including the rate of growth in the business, changes in the expected life of assets, and changes in products.

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL INFORMATION (continued)

3. Derivatives and hedging

UK GAAP:

UK GAAP permitted derivatives that had been designated as being held for hedging purposes to be accounted for in a manner similar to the hedged item. That is, interest from derivative contracts was accrued to net interest income (NII) and revaluation to market or fair value was not required. All other derivative contracts were recorded at fair value ('marked to market' or 'MTM') in other assets and liabilities on the balance sheet.

Gains and losses arising from the de-designation of a hedge relationship were deferred and amortised to income over the original contractual period of the derivative or until the item formerly being hedged was sold, at which point the full deferred amount was recognised in income.

UK GAAP permitted assets and liabilities, and related income and expense, to be netted where there was a legal right of offset.

IFRS:

All derivatives must be recorded as assets or liabilities at their fair value and presented in separate lines of the balance sheet. Accounting for changes in fair values depends on the intended use of the derivative. All gains and losses are recorded in the income statement unless it is a derivative contract that is designated as a hedge against variability of cash flows (known as a 'cash flow hedge'). In this case, the MTM gain or loss is recorded in a reserves account until the change in cash flows of the underlying hedged item affects income, at which time it is transferred to the income statement.

Gains and losses arising from the de-designation of a cash flow hedge remain in equity and are released to income in line with the formerly hedged item. In respect of fair value hedges that are sold or terminated, fair value adjustments made to the underlying hedged item are amortised to income.

IAS 39 has a very strict definition of a qualifying hedge relationship and the recognition of hedge ineffectiveness. This makes it more difficult to establish and maintain hedge accounting. Where hedge accounting is not achieved or fails, earnings volatility results.

A description of the types of hedging is set out in Appendix 5, page 48.

Under IAS 32, a financial asset and financial liability shall be offset, and the net amount presented in the balance sheet, when an entity currently has a legally enforceable right to set off the recognised amounts and intends to settle on a net basis.

Impact:

The accounting rules for fair valuing all derivatives is expected to cause some degree of earnings volatility in the future. Hedging relationships (as defined by IAS 39) might not be established even when the economic intent is clearly to

hedge e.g. when using derivatives to mitigate risk on a portfolio basis. Although the Group will aim to minimise this volatility, our priority will be to ensure risk is managed effectively.

During 2004 the Group was managing risk within the framework of accounting permitted under UK GAAP. The Group has established new processes to evidence the relationship between derivatives and items being hedged.

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL INFORMATION (continued)

On this basis, the impact of IAS 39 for 2004 is to decrease net interest income by $6 million (from the net reversal of interest accruals), and reduce net trading income by $4 million (to recognise the net fair value change of derivatives that are not cash flow hedges). Costs increased by $44 million in 2004 because certain foreign exchange hedge contracts taken out in 2002 and 2003 did not meet transitional hedge accounting criteria. $7,592 million and $7,278 million of derivative assets and liabilities have been transferred to separate derivative asset and liability lines on the face of the balance sheet. Additionally, $5,088 million and $4,746 million has been added to derivative assets and liabilities representing the reversal of netting permitted under UK GAAP, and remeasurement. The Group's issued debt has been adjusted by $225 million for fair value changes where fair value hedging has been achieved. A cash flow hedge reserve of $61 million has been created representing the total change in the fair value of cash flow hedge derivatives and hedged financial instruments.

4. Asset classification and fair value

UK GAAP:

Under UK GAAP, non-trading assets and liabilities (including loans, debt securities, equity investments that are less than 20 per cent of the share capital of the issuing entity, and deposits) were recorded at cost (less impairment in the case of assets). Income was recognised on an accruals basis. Unrealised fair value gains and losses were not recorded on the balance sheet.

Trading assets and liabilities were recorded at market value with gains and losses from changes in market values being recorded in dealing profits.

UK GAAP permitted assets and liabilities, and related income and expense, to be netted where there was a legal right of offset.

IFRS:

Under IAS 39 all financial assets are classified as either loans and receivables, held to maturity (HTM), at fair value (either trading or designated), or available for sale (AFS):

Loans and receivables: income is recognised on a level yield basis as noted in 2 above.

HTM: income is recognised on a level yield basis.

At fair value: changes in fair values are recorded in net trading income.

AFS: changes in fair values are recorded in reserves until either sold or maturity, at which point realised gains or losses are transferred to the income statement. Where an AFS asset is designated in a fair value hedge relationship, unrealised gains and losses are recorded in income. Foreign exchange gains and losses are recorded directly in income. Where there is objective evidence of impairment, the cumulative loss recognised in equity is transferred to the income statement.

Financial liabilities are classified as either at cost or, if they are for

trading purposes, at fair value.

At present the European Union has prohibited the designation of non-trading liabilities as held at fair value. The IASB is reviewing the criteria for designating non-trading assets and liabilities at fair value. This may change the classification of certain assets and liabilities.

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL INFORMATION (continued)

Netting is only permitted where there is an intention to settle on a net basis as well as having the legal right to do so.

Impact:

Upon transition at 1 January 2005, all loans and advances will be classified as loans and receivables, unless a loan was acquired with the intention to dispose of it in the short term, in which case a loan will be classified as trading. The majority of non-trading debt securities and equity investments will be classified as AFS. Certain non-trading assets will be classified as held at fair value. A summary table of reclassification is set out in appendix 3J.

Had this policy been applied in 2004 it would have resulted in a net decrease in income of $2 million for 2004. Retained earnings at 31 December 2004 decrease by $27 million and a new AFS reserve of $87 million is created.

Assets and liabilities have increased by $1,121 million in respect of balances that had been netted under UK GAAP.

5. Impairment

UK GAAP:

UK GAAP required specific provisions to be made where the repayment of an identified loan is in doubt. A general provision was held for the inherent risk of loss in a portfolio which, although not identified separately, was known from experience to be present. Interest was suspended when there was reasonable doubt as to its collectability.

IFRS:

In addition to making a provision for incurred losses in a similar way to UK GAAP, IFRS requires the time it takes to collect recoverable cash to be recorded by way of a time-value discount provision. This provision unwinds to interest income over the cash collection period.

General provisions are not allowed but portfolio specific provisions are required. These portfolio provisions are based on flow rate and historic loss methodology and are likely to fluctuate from period to period.

Suspended interest is not relevant under IAS 39 as interest is recognised on the recoverable element of impaired loans (represented by the unwind of the discount noted above).

Impact:

For 2004, additional revenue of $59 million is recognised from unwinding of discounts and an element of interest that had been suspended under UK GAAP. Additional provision charges for impaired loans and advances of $76 million are made for discounting and movements in portfolio specific provision. Equity is increased and provisions are reduced from the reversal of the UK GAAP general provision, offset by IFRS provision requirements.

The rate at which the new discount provisions are created during a period will differ from the rate that provisions created in previous periods unwind to

interest income.

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 31 December 2004

Assets
Cash and balances at central banks
Treasury bills and other eligible bills
Loans and advances to banks
Derivative financial instruments
Loans and advances to customers
Debt securities
Equity shares
Intangible fixed assets
Property, plant and equipment
Deferred tax assets
Prepayments, accrued income and other assets
Total assets

Liabilities
Deposits by banks
Derivative financial instruments
Customer accounts
Debt securities in issue
Current tax liabilities
Accruals, deferred income and other liabilities
Subordinated liabilities:
Undated loan capital
Dated loan capital
Total liabilities

Equity
Shareholders' funds
Minority interest
Total equity
Total equity and liabilities

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

SUMMARISED CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2004

	Pro-forma 12 months ended 31.12.04 $m
Interest and similar income	5,350
Interest expense and similar charges	(2,092)

Net interest income	3,258
Other finance income	10
Fees and commissions income	1,589
Fees and commissions expense	(239)
Net trading income	677
Other operating income	205
	2,232
Total operating income	5,500
Administrative expenses:	
Staff	(1,559)
Premises	(321)
Other	(770)
Depreciation and amortisation	(238)
Total operating expenses	(2,888)
Operating profit before provisions	2,612
Impairment losses on loans and advances	(290)
Amounts written off fixed asset investments	(68)
Operating profit before taxation	2,254
Taxation	(624)
Operating profit after taxation	1,630
Minority interest	(34)
Profit for the period attributable to shareholders	1,596
Dividends on other equity interests	(103)
Dividends on ordinary equity shares	(630)
Retained profit	863
Basic earnings per share	127.3c
Diluted earnings per ordinary share	124.3c

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2004

Cash flow from/(used in) operating activities
Operating profit before taxation
Adjustment for items not involving cash flow or shown separately
Depreciation and amortisation of premises and equipment
Gain on disposal of tangible fixed assets
Gain on disposal of investment securities
Amortisation of investments
Gain on disposal of subsidiary undertakings
Impairment losses on loans and advances
Amounts written off fixed asset investments
Debts written off, net of recoveries
Increase(decrease) in accruals and deferred income
Increase in prepayments and accrued income
Net (increase)/decrease in mark to market adjustment
Interest paid on subordinated loan capital
UK and overseas taxes paid

Net cash inflow from trading activities

Net increase in cheques in the course of collection	
Net (increase)/decrease in treasury bills and other eligible bills	
Net (increase) in loans and advances to banks and customers	
Net increase in deposits from banks, customer accounts/debt securities in i	
Net increase in dealing securities	
Net increase/(decrease) in other accounts	
Net cash inflow from operating activities	
Net cash flows from investing activities	
Purchase of tangible fixed assets	
Acquisition of subsidiaries, net of cash acquired	
Acquisition of treasury bills	
Acquisition of debt securities	
Acquisition of equity shares	
Disposal of subsidiaries, associated undertakings and branches	
Disposal of tangible fixed assets	
Disposal and maturity of treasury bills	
Disposal and maturity of debt securities	
Disposal of equity shares	
Dividend paid on minority shareholders of subsidiary undertakings	
Net cash used in investing activities	
Net cash inflow from financing activities	
Interest paid on subordinated loan capital	
Gross proceeds from issue of subordinated loan capital	
Repayment of subordinated liabilities	
Dividend paid on other equity interests	
Equity dividend paid to members of the company	
Net cash inflow from financing activities	
Net increase in cash and cash equivalents	
Cash and cash equivalents at beginning of year	
Effect of exchange rate changes on cash and cash equivalents	
Cash and cash equivalents at end of period	

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2004

	Pro-form 12 month ende 31.12.0 $:
Operating profit after taxation	1,63
Exchange translation differences	9
Actuarial (loss)/gain on retirement benefits	(
Available for sale investments:	
Gain on revaluation of available for sale investments	1
Gain on revaluation of available for sale investments sold	(14
Gain on revaluation of available for sale investments matured	(
Gain on revaluation of cashflow hedges	6
Deferred tax on items taken directly to reserves	3
Recognised income and expense for the period	1,68
Attributable to:	
Equity holders of the parent	1,65

Minority interest	3
	1,68

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

RECONCILIATION OF SUMMARISED CONSOLIDATED BALANCE SHEET
At 31 December 2004

	Audited IFRS 31.12.04 $m	Debt/ Equity $m	Effective yield $m	Derivat hed
Assets				
Cash and balances at central banks	3,960	-	-	
Treasury bills and eligible bills	4,425	-	-	
Loans and advances to banks	17,382	-	-	
Derivative financial instruments	-	-	-	12
Loans and advances to customers	72,159	-	123	
Debt securities	32,842	-	-	
Equity shares	253	-	-	
Intangible fixed assets	2,353	-	-	
Property, plant and equipment	555	-	-	
Deferred income tax assets	272	-	-	
Prepayments, accrued income and other assets	12,877	-	(24)	(7
Total assets	147,078	-	99	5
Liabilities				
Deposits by banks	15,814	-	-	
Derivative financial instruments	-	-	-	12
Customer accounts	85,458	-	(6)	
Debt securities in issue	11,627	-	-	
Current tax liabilities	295	-	-	
Accruals, deferred income and other liabilities	17,047	-	(4)	(7
Subordinated liabilities:				
Undated loan capital	1,588	-	-	
Dated loan capital	5,180	(649)	-	
Total liabilities and shareholders' funds	137,009	(649)	(10)	4
Equity				
Share capital/premium and redemption reserve	3,818	(375)	-	
Other equity instruments	-	941	-	
AFS reserve	-	-	-	
Cash flow hedge reserve	-	-	-	
Premises revaluation	76	-	-	
Own shares in ESOP Trust	(8)	-	-	
Profit and loss account	5,219	83	109	
Minority interest	964	-	-	
Total equity	10,069	649	109	

	Asset classification/	Pro-fo I

	fair values $m	Impairment $m	Tax $m	31.12
Assets				
Cash and balances at central banks	-	-	-	3,
Treasury bills and eligible bills	877	-	-	5,
Loans and advances to banks	20	-	-	17,
Derivative financial instruments	-	-	-	12,
Loans and advances to customers	(26)	44	-	72,
Debt securities	259	-	-	33,
Equity shares	51	-	-	
Intangible fixed assets	-	-	-	2,
Property, plant and equipment	-	-	-	
Deferred income tax assets	-	-	(100)	
Prepayments, accrued income and other assets	-	4	-	5,
Total assets	1,181	48	(100)	153,
Liabilities				
Deposits by banks	-	-	-	15,
Derivative financial instruments	-	-	-	12,
Customer accounts	-	-	-	85,
Debt securities in issue	-	-	-	11,
Current tax liabilities	-	-	1	
Accruals, deferred income and other liabilities	1,121	1	(1)	10,
Subordinated liabilities:				
Undated loan capital	-	-	-	1,
Dated loan capital	-	-	-	4,
Total liabilities and shareholders' funds	1,121	1	-	142,
Equity				
Share capital/premium and redemption reserve	-	-	-	3,
Other equity instruments	-	-	-	
AFS reserve	87	-	(14)	
Cash flow hedge reserve	-	-	(19)	
Premises revaluation	-	-	-	
Own shares in ESOP Trust	-	-	-	
Profit and loss account	(27)	47	(67)	5,
Minority interest	-	-	-	
Total equity	60	47	(100)	10,

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

RECONCILIATION OF SUMMARISED CONSOLIDATED BALANCE SHEET
At 30 June 2004

	Reviewed IFRS 30.06.04 $m	Debt/ Equity $m	Effective Yield $m	Derivati Hedg
Assets				
Cash and balances at central banks	3,447	-	-	
Treasury bills and eligible bills	5,978	-	-	
Loans and advances to banks	17,387	-	-	
Derivative financial instruments	-	-	-	7,

Loans and advances to customers	63,743	-	120	
Debt securities	28,900	-	-	
Equity shares	179	-	-	
Intangible fixed assets	2,154	-	-	
Property, plant and equipment	525	-	-	
Deferred tax assets	251	-	-	
Prepayments, accrued income and other assets	10,084	-	(34)	(4,
Total assets	132,648	-	86	2,
Liabilities				
Deposits by banks	16,999	-	-	
Derivative financial instruments	-	14	-	7,
Customer accounts	78,219	-	(5)	
Debt securities in issue	9,985	-	-	
Current tax liabilities	258	-	-	
Accruals, deferred income and other liabilities	12,402	-	(5)	(5,
Subordinated liabilities:				
Undated loan capital	1,572	-	-	
Dated loan capital	4,351	(621)	-	
Total liabilities	123,786	(607)	(10)	2,
Equity				
Share capital/premium and redemption reserve	3,778	(354)	-	
Other equity instruments	-	888	-	
AFS reserve	-	-	-	
Cash flow hedge reserve	-	-	-	
Premises revaluation	81	-	-	
Own shares in ESOP Trust	(74)	-	-	
Retained earnings	4,447	73	96	
Minority interest	630	-	-	
Total equity	8,862	607	96	

	Asset classification/ fair values $m	Impairment $m	Tax $m	Pro-fo I 30.06
Assets				
Cash and balances at central banks	-	-	-	3,
Treasury bills and eligible bills	557	-	-	6,
Loans and advances to banks	1	-	-	17,
Derivative financial instruments	-	-		7,
Loans and advances to customers	20	99	-	63,
Debt securities	196	-	-	29,
Equity shares	27	-	-	
Intangible fixed assets	-	-	-	2,
Property, plant and equipment	-	-	-	
Deferred tax assets	-	-	(79)	
Prepayments, accrued income and other assets	-	1	3	5,
Total assets	801	100	(76)	136,
Liabilities				
Deposits by banks	119	-	-	17,
Derivative financial instruments	-	-	-	7,
Customer accounts	-	-	-	78,

Debt securities in issue	-	-	-	9,
Current tax liabilities	-	-	23	
Accruals, deferred income and other liabilities	780	-	(23)	8,
Subordinated liabilities:				
Undated loan capital	-	-	-	1,
Dated loan capital	-	-	-	3,
Total liabilities	899	-	-	126,
Equity				
Share capital/premium and redemption reserve	-	-	-	3,
Other equity instruments	-	-	-	
AFS reserve	71	-	(9)	
Cash flow hedge reserve	-	-	-	
Premises revaluation	-	-	-	
Own shares in ESOP Trust	-	-	-	
Retained earnings	(50)	100	(67)	4,
Minority interest	(119)	-	-	
Total equity	(98)	100	(76)	9,

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

RECONCILIATION OF INCOME STATEMENT
For the year ended 31 December 2004

	Audited IFRS 12 months ended 31.12.04 $m	Debt/ Equity $m	Effective yield $m	Derivativ hedgi
Interest receivable and similar income	5,312	-	11	(
Interest expense and similar charges	(2,130)	33	1	
Net interest income	3,182	33	12	
Other finance income	10	-	-	
Fees and commissions income	1,614	-	(38)	
Fees and commissions expense	(282)	-	43	
Net trading income	651	23	-	
Other operating income	207	-	-	
	2,190	23	5	
Total operating income	5,382	56	17	(
Administrative expenses:				
Staff	(1,559)	-	-	
Premises	(321)	-	-	
Other	(731)	-	5	(
Depreciation and amortisation	(238)	-	-	
Total operating expenses	(2,849)	-	5	(
Operating profit before provisions	2,533	56	22	(
Impairment losses on loans and advances	(214)	-	-	
Amounts written off fixed assets	(68)	-	-	
Operating profit before taxation	2,251	56	22	(

Taxation	(630)	-	-	
Operating profit after taxation	1,621	56	22	(
Minority interest	(43)	-	-	
Profit for the period attributable to shareholders	1,578	56	22	(
Dividends on other equity interests	(58)	(45)	-	
Dividends on ordinary equity shares	(630)	-	-	
Retained profit	890	11	22	(

	Asset classification/ fair values $m	Impairment $m	Tax $m	Pro-f 12 mo en 31.12
Interest receivable and similar income	-	46	-	5,
Interest expense and similar charges	(9)	-	-	(2,
Net interest income	(9)	46	-	3,
Other finance income	-	-	-	
Fees and commissions income	-	13	-	1,
Fees and commissions expense	-	-	-	(
Net trading income	7	-	-	
Other operating income	-	-	-	
	7	13	-	2,
Total operating income	(2)	59	-	5,
Administrative expenses:				
Staff	-	-	-	(1,
Premises	-	-	-	(
Other	-	-	-	(
Depreciation and amortisation	-	-	-	(
Total operating expenses	-	-	-	(2,
Operating profit before provisions	(2)	59	-	2,
Impairment losses on loans and advances	-	(76)	-	(
Amounts written off fixed assets	-	-	-	
Operating profit before taxation	(2)	(17)	-	2,
Taxation	-	-	6	(
Operating profit after taxation	(2)	(17)	6	1,
Minority interest	9	-	-	
Profit for the period attributable to shareholders	7	(17)	6	1,
Dividends on other equity interests	-	-	-	(
Dividends on ordinary equity shares	-	-	-	(
Retained profit	7	(17)	6	

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

RECONCILIATION OF INCOME STATEMENT
For six months ended 30 June 2004

Reviewed
IFRS

	6 months ended 30.06.04 $m	Debt/ Equity $m	Effective yield $m	Derivativ Hedgi
Interest and similar income	2,568	-	5	(
Interest expense and similar charges	(1,017)	16	1	
Net interest income	1,551	16	6	(
Other finance income	3	-	-	
Fees and commissions income	793	-	(18)	
Fees and commissions expense	(130)	-	19	
Net trading income	333	8	-	
Other operating income	175	-	-	
	1,171	8	1	
Total operating income	2,725	24	7	(
Administrative expenses:				
Staff	(793)	-	-	
Premises	(158)	-	-	
Other	(336)	-	3	(
Depreciation and amortisation	(123)	-	-	
Total operating expenses	(1,410)	-	3	(
Operating profit before provisions	1,315	24	10	(
Impairment losses on loans and advances	(139)	-	-	
Income from joint venture	-	-	-	
Amounts written off fixed assets	(69)	-	-	
Operating profit before taxation	1,107	24	10	(
Taxation	(331)	-	-	
Operating profit after taxation	776	24	10	(
Minority interest	(20)	-	-	
Profit for the period attributable to shareholders	756	24	10	(
Dividends on other equity interests	(29)	(22)	-	
Dividends on ordinary equity shares	(429)	-	-	
Retained profit	298	2	10	(

	Asset classification/ fair values $m	Impairment $m	Tax $m	Pro-fo 6 mon en 30.06
Interest and similar income	(4)	26	-	2,
Interest expense and similar charges	(4)	-	-	(1,
Net interest income	(8)	26	-	1,
Other finance income	-	-	-	
Fees and commissions income	-	4	-	
Fees and commissions expense	-	-	-	(
Net trading income	(9)	-	-	
Other operating income	-	-	-	
	(9)	4	-	1,
Total operating income	(17)	30	-	2,
Administrative expenses:				
Staff	-	-	-	(

Premises	-	-	-	(
Other	-	-	-	(
Depreciation and amortisation	-	-	-	(
Total operating expenses	-	-	-	(1,
Operating profit before provisions	(17)	30	-	1,
Impairment losses on loans and advances	-	2	-	(
Income from joint venture	-	-	-	
Amounts written off fixed assets	-	-	-	
Operating profit before taxation	(17)	32	-	1,
Taxation	-	-	(2)	(
Operating profit after taxation	(17)	32	(2)	
Minority interest	4	-	-	
Profit for the period attributable to shareholders	(13)	32	(2)	
Dividends on other equity interests	-	-	-	
Dividends on ordinary equity shares	-	-	-	(
Retained profit	(13)	32	(2)	

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

RECONCILIATION OF EQUITY
At 1 January 2004

	Audited IFRS 01.01.04 $m	Debt/ equity $m	Effective yield $m	Derivatives/ hedging $m	As classifica fair val
Equity					
Share capital, share premium and redemption reserve	3,768	(349)	-	-	
Other components of equity	-	877	-	-	
AFS reserve	-	-	-	-	
Cash flow/hedge reserve	-	-	-	-	
Premises revaluation	57	-	-	-	
Own shares held in ESOP Trusts	(60)	-	-	-	
Retained earnings	4,182	72	86	114	
Minority interest	620	-	-	-	(
	8,567	600	86	114	

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

SUMMARISED ASSET CLASSIFICATIONS
At 31 December 2004 and 30 June 2004

Held to Available

	maturity $m	Originated $m	for sale $m	Trading $m
Treasury bills and other eligible bills	57	-	3,881	1,120
Loans and advances to banks	-	16,508	-	894
Loans and advances to customers	-	72,101	6	144
Debt securities	983	343	26,272	3,894
Equity shares	-	-	292	12
	1,040	88,952	30,451	6,064

	Held to maturity $m	Originated $m	Available for sale $m	Trading $m
Treasury bills and other eligible bills	127	-	5,119	740
Loans and advances to banks	-	15,910	-	1,478
Loans and advances to customers	-	63,694	-	288
Debt securities	973	294	23,751	2,999
Equity shares	-	-	206	-
	1,100	79,898	29,076	5,505

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

SEGMENTAL INFORMATION BY GEOGRAPHIC SEGMENT
For the year ended 31 December 2004

Audited IFRS	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	Indi $:
Operating income	1,406	513	270	825	46
Operating expenses	(658)	(228)	(145)	(518)	(25
Operating profit before provision	748	285	125	307	21
Charge for debts	(125)	(33)	(2)	(40)	(2
Impairment/other	-	-	-	-	
Operating profit before taxation	623	252	123	267	19
IAS 32/39 adjustments					
Operating income	10	4	25	10	2
Operating expenses	(4)	(4)	(2)	(6)	(
Operating profit before provision	6	-	23	4	1
Impairment losses on loans and advances	13	(4)	(26)	(35)	(
Impairment/other	-	-	-	-	
Operating profit before taxation	19	(4)	(3)	(31)	1

Pro-forma

Operating income	1,416	517	295	835	48
Operating expenses	(662)	(232)	(147)	(524)	(25
Operating profit before provision	754	285	148	311	23
Impairment losses on loans and advances	(112)	(37)	(28)	(75)	(3
Impairment/other	-	-	-	-	
Operating profit before taxation	642	248	120	236	20

Audited IFRS	UAE $m	MESA Other $m	Africa $m	US, UK & Group $m	Total $m
Operating income	271	377	584	670	5,38
Operating expenses	(100)	(170)	(360)	(418)	(2,84
Operating profit before provision	171	207	224	252	2,53
Charge for debts	(1)	(1)	(12)	22	(21
Impairment/other	-	-	-	(70)	(6
Operating profit before taxation	170	206	212	204	2,25
IAS 32/39 adjustments					
Operating income	(1)	1	6	43	11
Operating expenses	(1)	(1)	(5)	(15)	(3
Operating profit before provision	(2)	-	1	28	7
Impairment losses on loans and advances	(5)	(6)	(8)	3	(7
Impairment/other	-	-	-	-	
Operating profit before taxation	(7)	(6)	(7)	31	
Pro-forma					
Operating income	270	378	590	713	5,50
Operating expenses	(101)	(171)	(365)	(433)	(2,88
Operating profit before provision	169	207	225	280	2,61
Impairment losses on loans and advances	(6)	(7)	(20)	25	(29
Impairment/other	-	-	-	(70)	(6
Operating profit before taxation	163	200	205	235	2,25

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

SEGMENTAL INFORMATION BY CLASS OF BUSINESS
For the year ended 31 December 2004

Audited IFRS	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated $m	T
Total operating income	2,700	2,574	108	5
Total operating expenses	(1,400)	(1,426)	(23)	(2

Operating profit before provisions	1,300	1,148	85	2
Charge for debts	(242)	28	-	
Amounts written off fixed assets	-	(1)	(67)	
Operating profit before taxation	1,058	1,175	18	2
IAS32/39 adjustments				
Total operating income	73	45	-	
Total operating expenses	(17)	(22)	-	
Operating profit before provisions	56	23	-	
Impairment losses on loans and advances	(53)	(23)	-	
Amounts written off fixed assets	-	-	-	
Operating profit before taxation	3	-	-	
Pro-forma				
Total operating income	2,773	2,619	108	5
Total operating expenses	(1,417)	(1,448)	(23)	(2
Operating profit before provisions	1,356	1,171	85	2
Impairment loss on loans and advances	(295)	5	-	
Amounts written off fixed assets	-	(1)	(67)	
Operating profit before taxation	1,061	1,175	18	2

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)

EARNINGS PER ORDINARY SHARE

Earnings per Ordinary Share	12 months ended 31.12.04 IFRS Profit $m	Average number of shares ('000)	Cents per share	6 months end 30.06.04 IFRS Profit $m	Average number of shares ('000)
Basic earnings per ordinary share	1,493	1,172,921	127.3	717	1,170,699
Effect of dilutive potential ordinary shares:					
Convertible bonds	12	34,488		9	34,488
Options	-	3,444		-	2,252
Diluted earnings per ordinary share	1,505	1,210,853	124.3	726	1,207,439

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis.

The following table shows the calculation of normalised earnings per share, i.e. based on the Group's results excluding amounts written off fixed assets, profits /losses of a capital nature and profits/losses on repurchase of capital instruments.

Profit attributable to ordinary shareholders, as above
Profit on sale of shares in - KorAm
- Bank of China
Premium and costs paid on repurchase of subordinated debt
Cost of Hong Kong incorporation
Tsunami donation
Profit on sale of tangible fixed assets
Profit on disposal of subsidiary undertakings
Amounts written off fixed assets

Normalised earnings

Normalised earnings per ordinary share

STANDARD CHARTERED PLC

ACCOUNTING POLICIES AS REVISED UNDER IFRS

The following is a summary of Standard Chartered PLC's new Group accounting policies under IFRS. Where policies have changed under IFRS this is indicated by *. No adjustments have been made for any changes in estimates made at the time of approval of the UK GAAP financial statements.

Basis of accounting

As set out on page 4 in the Basis of Preparation, the restated financial information has been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as endorsed by the EU or expected to be applicable at 31 December 2005.

Critical accounting policies

Standard Chartered PLC's management considers the following to be the most important accounting policies in the context of the Group's operations.

1 Accounting convention*

The Company and Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as required by European Directives. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets and dealing positions.

significant influence
generally accompanyin
per cent and 50 per c
Investments in associ
equity method of acco
recognised at cost.

The Group's investmen
(net of any accumulat
on acquisition.

The Group's share of
profits or losses is
statement, and its sh
in reserves is recogn
post-acquisition move
carrying amount of th
share of losses in an
interest in the assoc
unsecured receivables
further losses, unles
made payments on beha

Unrealised gains on t
its associates are el
Group's interest in t
are also eliminated u
evidence of an impair

b) Interest in

Interests in jointly
recognised using prop
the assets, liabiliti
combined line by line
Group's financial sta

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

2 Consolidation *

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

a) Associates are all entities over which the Group has presentation currency are translated into the presentation

currency as follows.

i) assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date.

ii) income and expenses for each income statement are translated at average exchange rates; and

iii) all resulting

3 Foreign cur

a) Functional a
included in the finan
of the Group's entiti
currency of the prima
the entity operates (

The consolidated fina
presented in US dolla
functional and presen

b) Transactions

Foreign currency tran
functional currency u
prevailing at the dat
exchange gains and lo
settlement of such tr
translation at year-e
assets and liabilitie
currencies are recogn

c) Group compan

The results and finan
Group entities that h
different from the

b) Com

Acquired computer sof
the basis of the cost
to use the specific s
amortised on the basi
(three to five years)
Costs associated with
computer software pro
expense as incurred.

6 Property, p

Land and buildings co
offices. All property
stated at cost less d
expenditure that is d
acquisition of the it

exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

4 Sale and repurchase agreements*

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.

5 Intangible assets*

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill on acquisitions of associates is included in 'investments in associates'. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

b) Where a Group company is the lessor

When assets are held subject to a finance

Subsequent costs are
amount or are recogni
appropriate, only whe
economic benefits ass
will flow to the Grou
item can be measured
maintenance are charg
the financial period
incurred.

Land is not depreciat
is calculated using t
allocate their cost t
their estimated usefu

Buildings
Leasehold improvement
life of lease, up to
Equipment and motor v

The assets' residual
reviewed, and adjuste
sheet date.

Gains and losses on d
income statement.

7 Leases*

a) Where a Grou

The leases entered in
operating leases. The
operating leases are
on a straight-line ba

When an operating lea
period has expired, a
the lessor by way of
expense in the period
place.

on the employees rema
period of time (the v
this case, the past-s

lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

8 Cash and cash equivalents*

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including: cash and balances with central banks, treasury bills and other eligible bills, loans and advances to banks, amounts due from other banks and short-term government securities.

9 Provisions

Provisions for restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

10 Employee benefits

a) Pension obligations

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives. Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional for pensions and other post-retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

straight-line basis o

b) For defined
Group pays contributi
administered pension
contractual or volunt
further payment oblig
have been paid.

b) Share-based

The Group operates eq
compensation plan wit
The fair value of the
exchange for the gran
an expense. The total
vesting period is det
value of the options
any non-market vestin
profitability and sal
Non-market vesting co
assumptions about the
expected to become ex
date, the entity revi
of options that are e
recognises the impact
estimates, if any, in
corresponding adjustm
vesting period.

The proceeds received
transaction costs are
(nominal value) and s
exercised.

11 Deferred inco

Deferred income tax i
liability method, on
between the tax bases
their carrying amount
financial statements.
using tax rates (and
or substantially enac
are expected to apply
tax asset is realised
liability is settled.

The principal tempora
depreciation of prope
revaluation of certai
assets and liabilitie
provisions

13 Share capital

a) Share issue

The rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable pro profit or loss.

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax related to items which are charged or credited directly to equity, is credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

12 Borrowings*

Borrowings are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Preference shares, which carry a mandatory coupon, or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the

Incremental costs dir
of new shares or opti
business are shown in
tax, from the proceed

b) Dividends on

Dividends on ordinary
in the period in whic
Company's shareholder
are declared after th
with in the subsequen

c) Treasury sha

Where the Company or
Group purchases the C
the consideration pai
shareholders' equity
cancelled. Where such
reissued, any conside
shareholders' equity.

14 Fiduciary ac

The Group commonly ac
fiduciary capacities
holding or placing of
trusts, retirement be
institutions. These a
are excluded from the
as they are not asset

15 Bad and doubt

Provisions for bad an
respect of loans and
exposures. The provi
specific and general.
Provisions against lo
appraisal of the loan
are made where the re
doubt and reflect an
expected. The genera
risk of losses which,
separately identified
present in any loan p
uncertainties where s
appropriate. The amo
reflects past experie
conditions in particu
sectors.

Provisions are made a

carrying amount of a liability and the consideration paid is included in net trading income.

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable.

Interest on loans and advances is accrued to income until such

time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

16 Debt Securities, Equity Shares and Treasury Bills

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Group's activities are classified as investment securities. They include portfolios of securities held in countries where the Group is required to maintain a stock of liquid assets. Investment securities are stated at cost less any provision for permanent diminution in value. The cost of dated investment securities is adjusted to reflect the amortisation of accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as dealing securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

where a country may e
external liquidity pr
whether full recovery

17 Off-Balance S

Off-balance sheet fin
with reference to mar
profit or loss is inc
account, except where
has been designated a
resulting from markin
the same way as the a
the position hedged.

Trading positions are
non-trading positions
the items being hedge
transactions with the
following requirement
determinable and in f
Standard Chartered en
settlement, and this

18 Fees and comm

Fees or commissions w
service provided in s
credited to the profi
receivable.

Fees or commissions w
additional interest c
life of the underlyin
basis.

STANDARD CHARTERED PLC

ADDITIONAL ACCOUNTING POLICIES RELATING TO PRO-FORMA FINANCIAL INFORMATION

The pro-forma financial information has been prepared using the same accounting policies as set out in appendix 4 with the exception that the following policies have been amended by the application of IAS32 and IAS39 (as endorsed by the EU) as set out in this Appendix:

a hedged item for whi
is used is amortised
the period to maturit
amount of a hedged eq
earnings until the di

- Bad and Doubtful Debts
- Debt Securities, Equity Shares and Treasury Bills
- Off Balance Sheet Financial Instruments
- Fees and Commissions

1 Derivative financial instruments and hedge accounting*

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking

b) Cash flow he

The effective portion derivatives that are flow hedges are recog or loss relating to t recognised immediatel

Amounts accumulated i income statement in t item will affect prof

When a hedging instru a hedge no longer mee accounting, any cumul equity at that time r recognised when the f recognised in the inc transaction is no lon cumulative gain or lo immediately transferr

c) Net investme

Hedges of net investm accounted for similar Any gain or loss on t the effective portion equity; the gain or l portion is recognised statement. Gains and included in the incom operation is disposed

d) Derivatives accounting

Certain derivative in hedge accounting. Cha derivative instrument accounting are recogn statement.

2 Interest i

Interest income and e income statement for amortised cost using

The effective interes calculating the amort asset or a financial allocating the intere over the relevant per is the rate that disc payments or receipts financial instrument shorter period to the financial asset or fi

various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

liability. When calcu
rate, the Group estim
considering all contr
financial instrument
but does not consider
calculation includes
received between part
integral part of the
transaction costs and

a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

through profit or los
available for

sale are recognised o

the Group commits to
are recognised when c
Financial assets are
value plus transactio
assets not carried at
loss account. Financi
the rights to receive
assets have expired o
substantially all ris

3 Fee and commission income*

Fees and commissions are generally recognised on an accrual basis when the service has been provided. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts, usually on a time-apportionate basis.

Available-for-sale fi
financial assets at f
or loss are subsequen
value. Loans and rece
investments are carri
effective interest me
from changes in the f
assets at fair value
loss' category are in
the period in which t
arising from changes
available-for-sale fi
recognised directly i
financial asset is de
time the cumulative g
in equity should be r
loss. However, intere
interest method is re
Dividends on availabl
recognised in the inc
right to receive paym

4 Financial assets*

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are

The fair values of qu
markets are based on
for a financial asset
unlisted securities),

designated as hedges.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable.

c) Held-to-maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available for sale.

d) Available-for-sale

Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Purchases and sales of financial assets at fair value

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the

by using valuation te
of recent arm's lengt
flow analysis, option
valuation techniques
participants.

5 Offsetting

Financial assets and
net amount reported i
a legally enforceable
amounts and there is
basis, or realise the
simultaneously.

6 Impairment

a) Assets carri

The Group assesses at
there is objective ev
asset or group of fin
impaired. A financial
financial assets is i
losses are incurred i
objective evidence of
more events that occu
recognition of the as
loss event (or events
future cash flows of
asset or group of fin
reliably estimated.

Estimates of changes
groups of assets shou
directionally consist
observable data from
changes in unemployme
payment status, or ot
in the probability of
magnitude). The metho
estimating future cas
regularly by the Grou
between loss estimate

When a loan is uncoll
against the related p
Such loans are writte
procedures have been
loss has been determi
amounts previously wr
the provision for loa
statement. If, in a s

difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group's grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due

according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the Group and historical loss experience for assets with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

the impairment loss d
related objectively t
impairment was recogn
the debtor's credit r
impairment loss is re
account. The amount o
the income statement.

b) Assets carri

The Group assesses at
there is objective ev
asset or a group of f
impaired. In the case
as available-for-sale
or prolonged decline
security below its co
whether the assets ar
exists for available-
assets, the cumulativ
difference between th
current fair value, l
financial asset previ
or loss - is removed
recognised in the inc
recognised in the inc
instruments are not r
statement. If, in a s
of a debt instrument
for sale increases an
related to an event o
loss was recognised i
impairment loss is re
statement.

7 Impairment

The fair value of the
convertible bond is d
rate for an equivalen
amount is recorded as
basis until extinguis
the bonds. The remain
to the conversion opt

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	IFRS Restatement - Part 1
Released	09:00 12-May-05
Number	2074M

TO CITY EDITORS 12 MAY 2005
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR 2004 RESTATED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

STANDARD CHARTERED PLC

Restatement of primary financial information and the provision of pro-forma financial information for 2004 under International Financial Reporting Standards

From 1 January 2005, Standard Chartered PLC and its subsidiaries (the Group) is required by European Directives to report its consolidated financial statements under International Financial Reporting Standards (IFRS), as endorsed by the European Union. As part of this transition, the Group is presenting today a restatement of its 2004 results under IFRS. This will form the comparative to the 2005 Interim Report and the 2005 Annual Report.

Effect of restatement

- The effect of the restatement is modest.
- Profit before tax changes by 4 per cent to $2,251 million from $2,158 million.
- Normalised earnings per share is 124.6 cents compared to 125.9 cents.
- Normalised return of equity is 18.6 per cent compared to 20.1 per cent.
- Normalised cost income ratio changes to 54.0 per cent from 53.5 per cent.
- Total capital ratio changes to 15.2 per cent from 15.0 per cent.

The principal accounting policy changes from the transition to IFRS are:

- recording the cost of share options awarded to employees on a fair value basis;
- ceasing goodwill amortisation;
- not accruing a liability for dividends that have not been declared and approved;
- consolidating certain assets and liabilities previously permitted to be reported off balance sheet; and
- tax effecting IFRS adjustments.

Peter Sands, Finance Director, commented:

"The transition to IFRS has had a limited impact on the restated 2004 results. IFRS does not change net cash flows, the underlying economics of our business or the way we take commercial decisions."

STANDARD CHARTERED PLC

Pro-forma financial information

The Group has excluded the effects of IAS 39 'Financial Instruments: recognition and measurement' and IAS 32 'Financial instruments: disclosure and presentation' from the restated 2004 results, as permitted in the transitional rules. However, pro-forma financial information including the impact of IAS 32 and 39 has been included for illustrative purposes.

The principal changes arising out of IAS 32 and IAS 39 are:

- reclassification between liabilities and shareholders' funds of certain subordinated securities and preference shares;
- recording interest on a 'level yield' basis;
- recording all derivatives at fair value on the balance sheet;
- new classification of assets and liabilities and related measurement requirements;
- recording bad debt charges for time-value discount provisions and portfolio specific provisions; and
- grossing up of balance sheet for items no longer permitted to be netted.

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
+44 20 7280 7708

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Betty Ku, Head of Investor Relations, Asia Pacific
+852 2821 1310

Cindy Tang, Head of Media Relations
+44 20 7280 6170

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and

general operating conditions.

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

References to IFRS throughout this document refer to the application of International Accounting Standards and International Financial Reporting Standards.

Restatement of primary financial information and the provision of pro-forma financial information for 2004 under International Financial Reporting Standards

Introduction

Standard Chartered PLC and its subsidiaries (the Group) has for accounting periods up to 31 December 2004 prepared its primary consolidated financial statements under UK Generally Accepted Accounting Principles (UK GAAP). From 1 January 2005, the Group is required by European Directives to report its consolidated financial statements under International Financial Reporting Standards (IFRS), as endorsed by the European Union. Our first published results under IFRS will be the 2005 Interim Report.

This press release explains the restatement of the Group's 2004 results under IFRS that will be presented as the comparatives in the 2005 Interim and Annual Report. The Group has excluded the effects of IAS 39 'Financial Instruments: Recognition and measurement' and IAS 32 'Financial instruments: disclosure and presentation' from the restated 2004 results, as permitted in the transitional rules. However, pro-forma financial information including the impact of IAS 32 and 39 is presented in Appendix 3 for illustrative purposes. Other transitional arrangements are set out below.

Basis of preparation

The directors are responsible for the restated financial information which has been prepared on the basis of EU endorsed IFRS and those expected to be applicable at 31 December 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change. We will update our restated information for any such changes should they occur.

The financial information for the full year ended 31 December 2004, as prepared on the above basis, has been audited by KPMG Audit Plc. They have also reviewed the financial information for the half year. Their reports to the Company are set out on pages 21 to 24. Subject to EU endorsement of outstanding standards and no further changes from the International Accounting Standards Board (IASB), this information is expected to form the basis for comparatives when reporting financial results for 2005, and for subsequent reporting periods.

The financial information included in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The consolidated statutory accounts for Standard Chartered PLC in respect of the year ended 31 December 2004, on which the auditors made a report under section 235 of the Companies Act 1985, have been delivered to the registrar of companies. The auditors' report in respect of the statutory accounts for the year ended 31 December 2004 was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Overview of impact of restatement of 2004 results

	H1 2004			2004		
	UK GAAP	IFRS	Change	UK GAAP	IFRS	Change
Profit before taxation ($m)	1,106	1,107	1	2,158	2,251	93
Profit attributable to ordinary shareholders ($m)	717	727	10	1,421	1,520	99
Shareholders funds ($m)	8,005	8,232	227	8,435	9,105	670
EPS – normalised basis	57.9c	57.1c	(0.8)c	125.9c	124.6c	(1.3)c
RoE – normalised	19.1%	18.0%	(100)bp	20.1%	18.6%	(150)bp
Total assets ($bn)	129.1	132.6	3.5	141.7	147.1	5.4

The most significant elements contributing to the change in financial information for 2004 are:

- recording the cost of share options awarded to employees on a fair value basis;
- ceasing goodwill amortisation;
- not accruing a liability for dividends that have not been declared and approved;
- consolidating certain assets and liabilities previously permitted to be reported off balance sheet; and
- tax effecting IFRS adjustments.

Details of adjustment by type are set out in Appendices 1E – 1I and are explained below.

Transitional arrangements

The rules for first time adoption of IFRS are set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". In general a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. The standard allows a number of exceptions to this general principle to assist companies as they transition to reporting under IFRS. Where the Group has taken advantage of these exemptions they are noted below.

Explanation of IFRS income statement and balance sheet adjustments

1. Dividends: IAS 10 Events after the balance sheet date

UK GAAP:
Under UK GAAP proposed dividends at the half-year and year-end were accrued although there is no obligation to pay until the dividend is declared.

IFRS:
Under IAS 10, assets and liabilities should be adjusted for subsequent events that existed at the balance sheet date, but not for events that are indicative of conditions that arose subsequent to the balance sheet date. The main effect of this is that under IAS 10, entities are not permitted to recognise a liability for dividends declared after the balance sheet date.

Impact:
Interim and final dividends are now recorded as an appropriation of shareholders' funds in the period that they are declared by the Board. Shareholders' funds increase by $208 million and $532 million as at 30 June 2004 and 31 December 2004 respectively. This is the single largest item that affects equity, but is only a timing difference.

2. Goodwill: IFRS 3 Business combinations

UK GAAP:
Purchased goodwill is capitalised and amortised to nil, on a straight-line basis, over its estimated useful life. The amortisation period was up to 20 years.

IFRS:

IFRS 3 prohibits the amortisation of goodwill. The standard requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. After transition, the balance remains on the Group's balance sheet unless it becomes impaired. If impairment occurs, a charge to the income statement will be made for the difference between the carrying amount and the realisable value of the goodwill.

Under the transitional arrangements of IFRS 1 a company has the option of applying IFRS 3 prospectively from the transition date to IFRS. The Group has chosen this option rather than to restate previous business combinations.

Impact:

The amount of $181 million that was charged to profit and loss under UK GAAP for 2004 in respect of goodwill amortisation has been reversed, net of an impairment charge of $67 million (net reversal $114 million). The goodwill balance of $1.9 billion at 1 January 2004 under UK GAAP has been taken as the IFRS opening balance at this date. The Group will review for impairment at each reporting date.

3. Fixed assets: IAS 16 Property, plant and equipment, IAS 17 Leases, and IAS 38 Intangible assets

UK GAAP:

a) Freehold and long leasehold premises were included in the accounts at their historical cost or at the amount of any subsequent valuation. Freehold premises are amortised on a straight-line basis over the estimated residual lives. Leasehold premises are amortised over the remaining term of each lease, also on a straight-line basis.

b) Downward revaluations were permitted to be charged to the revaluation reserve to the extent that it is not an impairment or a clear consumption of economic benefits.

c) UK GAAP requires leasehold property that was classified as a finance lease to be treated as if it were a purchased fixed asset, including the minimum lease payments on the land element.

d) Capitalised software was classified as fixed assets.

IFRS:

a) The Group has elected under the transitional provisions of IFRS 1 to cease revaluing freehold and long leasehold premises and to use the carrying amount as at 1 January 2004 as 'deemed cost'.

b) IFRS requires all negative revaluations to be charged to the income statement to the extent that there is not a previous positive revaluation.

c) IFRS does not permit land to be classified as a finance lease unless certain conditions are met, including title transferring to the lessor at the end of the lease. Revaluations relating to the land element are reversed if they are classified as operating leases. The Group has reclassified the land element of all leased premises as operating leases where the conditions for recording them as a finance lease has not been met.

d) Capitalised software is classified as intangible assets under IAS 38.

Impact:

a) No adjustments are required to restate 2004 financial statements from ceasing revaluation.

b) Negative revaluations of $81 million have been transferred from the revaluation reserve to retained earnings. There is no net profit impact.

c) $88 million of minimum lease payments relating to the land element of leased premises has

been reclassified from fixed assets to prepayments, less $3 million of revaluation relating to land which has been reversed.

d) $224 million of capitalised software and work in progress has been reclassified to intangible assets. There is no net profit impact.

4. Share awards: IFRS 2 Share-based Payments

UK GAAP:
UK GAAP requires the intrinsic value, being the difference between the share price at the date of award and the strike price, to be taken to the income statement. This expense is recorded over the vesting period of each award within each scheme. Save As You Earn (SAYE) schemes were excluded from the requirements.

IFRS:
IFRS 2 requires that an expense for all share based payments (including SAYE schemes) be recognised in the income statement based on their fair value at the date of grant. This expense is recorded over the vesting period of each award within each scheme. For equity settled awards, the transition requirements permit only the restatement of awards made on or after 7 November 2002 (which have not vested at 1 January 2004). All cash settled awards must be restated. The Group has adopted a binomial model for calculating the fair value of share based awards under IFRS.

Impact:
For the year ended 31 December 2004, staff costs increase by $23 million from applying IFRS. Because the vesting period for most equity settled awards is three years and equity settled awards made before 7 November 2002 were not restated under IFRS 2, the full impact of the new requirements will not be reflected in the income statement until 2005.

5. Consolidation of securitisations and investment funds: IAS 27 Consolidated and separate financial statements and SIC 12 Consolidation - Special Purpose Entities

UK GAAP:
FRS 5 permitted certain securitisations to be disclosed by means of a 'linked presentation' on the balance sheet and an investment fund managed by the Group was not recognised on the Group's balance sheet.
IFRS:
Under IFRS linked presentation is not permitted and investment funds managed by the Group are more likely to be consolidated.

Impact:
The stricter requirement of IFRS has resulted in assets amounting to $4,211 million brought on to the balance sheet at 31 December 2004. Operating income and expenses have increased by $9 million and $5 million respectively for the year ended 31 December 2004.

6. Joint Ventures: IAS 31 Interest in Joint Ventures

UK GAAP:
Interests in joint ventures were stated at the Group's share of gross assets including attributable goodwill, less its share of gross liabilities.

IFRS:
Interests in jointly controlled entities are recognised using proportionate consolidation whereby the assets, liabilities, income and expenses are combined line by line with similar items in the Group's financial statements.

Impact:
Gross assets of $1,070 million have been consolidated. There is no net impact on profit but operating income is increased by $7 million, operating expenses by $5 million and income from

joint venture is reduced by $2 million.

7. **Tax: IAS 12 Income Tax**

The adjustments made under IFRS have been tax effected. This resulted in a tax credit of $7 million for the year ended 31 December 2004. The effective tax charge for 2004 as restated under IFRS is 28.0 per cent (UK GAAP 29.5 per cent). This arises mainly from the reversal of amortised goodwill.

8. **Cash flow Statement: IAS 7 Cash Flow Statements**

UK GAAP:
Cash is defined as "cash in hand and deposits repayable on demand". As at 31 December 2004 this amounted to $4,351 million.

IFRS:
The movement in cashflows under IFRS are represented by cash and cash equivalents. Cash is defined as "cash on hand and demand deposits", similar to UK GAAP. Cash equivalents includes short term, highly liquid investments that are readily convertible to known amounts of cash. As at 31 December 2004 the total of cash and cash equivalents amounted to $24,023 million.

Impact:
Although the definition and, therefore, the amount reported as cash is different between UK GAAP and IFRS, there in no change in the actual cashflows of the underlying business.

$1,614 million of restricted cash balances held with central banks have been transferred from loans and advances to banks to cash and balances at central banks.

STANDARD CHARTERED PLC - FINANCIAL STATEMENTS

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 31 December 2004

	Audited IFRS 31.12.04 $m	F
Assets		
Cash and balances at central banks	3,960	
Treasury bills and other eligible bills	4,425	
Loans and advances to banks	17,382	
Loans and advances to customers	72,159	
Debt securities	32,842	
Equity shares	253	
Intangible fixed assets	2,353	
Property, plant and equipment	555	
Deferred tax assets	272	
Prepayments, accrued income and other assets	12,877	
Total assets	147,078	
Liabilities		
Deposits by banks	15,814	
Customer accounts	85,458	
Debt securities in issue	11,627	

Current tax liabilities	295
Accruals, deferred income and other liabilities	17,047
Subordinated liabilities:	
Undated loan capital	1,588
Dated loan capital	5,180
Total liabilities	137,009
Equity	
Shareholders' funds	9,105
Minority interest	964
Total equity	10,069
Total equity and liabilities	147,078

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

SUMMARISED CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2004

	Audited IFRS 12 months ended 31.12.04 $m	Reviewed IFRS 6 months ended 30.06.04 $m	F (
Interest and similar income	5,312	2,568	
Interest expense and similar charges	(2,130)	(1,017)	
Net interest income	3,182	1,551	
Other finance income	10	3	
Fees and commissions income	1,614	793	
Fees and commissions expense	(282)	(130)	
Net trading income	651	333	
Other operating income	207	175	
	2,190	1,171	
Total operating income	5,382	2,725	
Administrative expenses:			
Staff	(1,559)	(793)	
Premises	(321)	(158)	
Other	(731)	(336)	
Depreciation and amortisation	(238)	(123)	
Total operating expenses	(2,849)	(1,410)	
Operating profit before provisions	2,533	1,315	
Impairment losses on loans and advances	(214)	(139)	
Amounts written off fixed assets	(68)	(69)	
Operating profit before taxation	2,251	1,107	
Taxation	(630)	(331)	
Operating profit after taxation	1,621	776	
Minority interest	(43)	(20)	
Profit for the period attributable to shareholders	1,578	756	
Dividends on other equity interests	(58)	(29)	
Dividends on ordinary equity shares	(630)	(429)	
Retained profit	890	298	
Basic earnings per share	129.6c	62.1c	

Diluted earnings per ordinary share	127.4c	61.1c

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2004

	Audited IFRS 12 months ended 31.12.04 $m
Cash flow from operating activities	
Operating profit before taxation	2,251
Adjustment for items not involving cash flow or shown separately	
Depreciation and amortisation of premises, plant and equipment	238
Gain on disposal of tangible fixed assets	(4)
Gain on disposal of investment securities	(164)
Amortisation of investments	(41)
Loss on disposal of subsidiary undertakings	-
Charge for bad and doubtful debts and contingent liabilities	214
Amounts written off fixed assets	68
Debts written off, net of recoveries	(504)
Increase/(decrease) in accruals and deferred income	80
Increase in prepayments and accrued income	(164)
Net (increase)/decrease in mark to market adjustment	(259)
Interest paid on subordinated loan capital	338
UK and overseas taxes paid	(573)
Net cash inflow from trading activities	1,480
Net increase in cheques in the course of collection	(45)
Net (increase)/decrease in treasury bills and other eligible bills	(78)
Net (increase) in loans and advances to banks and customers	(11,999)
Net increase in deposits from banks, customer accounts/debt securities in issue	15,004
Net increase in dealing securities	(2,118)
Net increase/(decrease) in other accounts	3,037
Net cash inflow from operating activities	5,281
Net cash flows from investing activities	
Purchase of tangible fixed assets	(240)
Acquisition of subsidiaries, net of cash acquired	(333)
Acquisition of treasury bills	(9,188)
Acquisition of debt securities	(75,353)
Acquisition of equity shares	(121)
Disposal of subsidiaries, associated undertakings and branches	6
Disposal of tangible fixed assets	51
Disposal and maturity of treasury bills	10,778
Disposal and maturity of debt securities	71,482
Disposal of equity shares	356
Dividend paid on minority shareholders of subsidiary undertakings	(17)
Net cash used in investing activities	(2,579)
Net cash (outflow)/inflow from financing activities	
Interest paid on subordinated loan capital	(338)
Gross proceeds from issue of subordinated loan capital	499
Repayment of subordinated liabilities	(25)
Dividends paid on preference shares	(58)
Equity dividends paid to members of the company	(587)
Net cash outflow from financing activities	(509)
Net increase in cash and cash equivalents	2,193
Cash and cash equivalents at beginning of period	21,773
Effect of exchange rate changes on cash and cash equivalents	57
Cash and cash equivalents at end of period	24,023

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2004

	Audited IFRS 12 months ended 31.12.04 $m	Reviewed IFRS 6 months ended 30.06.04 $m	F (
Operating profit after taxation	1,621	776	
Exchange translation differences	96	(66)	
Actuarial (loss)/gain on retirement benefits	(5)	15	
Deferred tax on actuarial gain/(loss)	1	(5)	
Deferred tax on items taken directly to reserves	19	24	
Total recognised income and expense for the period	1,732	744	
Attributable to:			
Equity holders of the parent	1,689	724	
Minority interest	43	20	
	1,732	744	

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

RECONCILIATION OF SUMMARISED CONSOLIDATED BALANCE SHEET
At 31 December 2004

	UK GAAP 31.12.04 $m	Dividends $m	Goodwill $m	Fixed assets $m	Sh optic
Assets					
Cash and balances at central banks	2,269	-	-	-	
Treasury bills and eligible bills	4,425	-	-	-	
Loans and advances to banks	18,922	-	-	-	
Loans and advances to customers	71,596	-	-	-	
Debt securities	28,295	-	-	-	
Equity shares	253	-	-	-	
Interest in joint ventures	187	-	-	-	
Intangible fixed assets	1,900	-	114	224	
Property, plant and equipment	844	-	-	(312)	
Deferred income tax assets	276	-	-	-	
Prepayments, accrued income and other assets	12,721	-	-	85	
Total assets	141,688	-	114	(3)	
Liabilities					
Deposits by banks	15,813	-	-	-	
Customer accounts	84,572	-	-	-	
Debt securities in issue	7,378	-	-	-	
Current tax liabilities	295	-	-	-	
Accruals, deferred income and other liabilities	17,507	(532)	-	-	(
Subordinated liabilities:					
Undated loan capital	1,588	-	-	-	
Dated loan capital	5,144	-	-	-	

Total liabilities	132,297	(532)	-	-	(
Equity					
Share capital/premium and redemption reserve	3,818	-	-	-	
Premises revaluation	(5)	-	-	81	
Own shares held in ESOP Trust	(8)	-	-	-	
Retained earnings	4,630	532	114	(84)	
Minority interest	956	-	-	-	
Total equity	9,391	532	114	(3)	

	Consolidations $m	Tax $m	Cash/ cash equivalents $m	Other $m	**Audit IF 31.12.**
Assets					
Cash and balances at central banks	77	-	1,614	-	**3,9**
Treasury bills and eligible bills	-	-	-	-	**4,4**
Loans and advances to banks	74	-	(1,614)	-	**17,3**
Loans and advances to customers	559	-	-	4	**72,1**
Debt securities	4,547	-	-	-	**32,8**
Equity shares	-	-	-	-	**2**
Interest in joint ventures	(187)	-	-	-	
Intangible fixed assets	115	-	-	-	**2,3**
Property, plant and equipment	25	-	-	(2)	**5**
Deferred income tax assets	-	(4)	-	-	**2**
Prepayments, accrued income and other assets	71	-	-	-	**12,8**
Total assets	5,281	(4)	-	2	**147,0**
Liabilities					
Deposits by banks	1	-	-	-	**15,8**
Customer accounts	885	-	-	1	**85,4**
Debt securities in issue	4,249	-	-	-	**11,6**
Current tax liabilities	-	-	-	-	**2**
Accruals, deferred income and other liabilities	75	-	-	13	**17,0**
Subordinated liabilities:					
Undated loan capital	-	-	-	-	**1,5**
Dated loan capital	36	-	-	-	**5,1**
Total liabilities	5,246	-	-	14	**137,0**
Equity					
Share capital/premium and redemption reserve	-	-	-	-	**3,8**
Premises revaluation	-	-	-	-	
Own shares held in ESOP Trust	-	-	-	-	
Retained earnings	27	(4)	-	(12)	**5,2**
Minority interest	8	-	-	-	**9**
Total equity	35	(4)	-	(12)	**10,0**

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

RECONCILIATION OF SUMMARISED CONSOLIDATED BALANCE SHEET At 30 June 2004

	UK GAAP 30.06.04 $m	Dividends $m	Goodwill $m	Fixed assets $m	Sh optic
Assets					
Cash and balances at central banks	2,243	-	-	-	
Treasury bills and eligible bills	5,978	-	-	-	
Loans and advances to banks	18,587	-	-	-	
Loans and advances to customers	63,671	-	-	-	
Debt securities	25,515	-	-	-	
Equity shares	179	-	-	-	
Intangible fixed assets	1,895	-	21	238	
Property, plant and equipment	794	-	-	(269)	
Deferred tax assets	256	-	-	-	
Prepayments, accrued income and other assets	10,017	-	-	28	
Total assets	129,135	-	21	(3)	

Liabilities					
Deposits by banks	16,999	-	-	-	
Customer accounts	78,219	-	-	-	
Debt securities in issue	6,579	-	-	-	
Current tax liabilities	259	-	-	-	
Accruals, deferred income and other liabilities	12,525	(208)	-	-	(
Subordinated liabilities:					
Undated loan capital	1,572	-	-	-	
Dated loan capital	4,351	-	-	-	
Total liabilities	120,504	(208)	-	-	(
Equity					
Share capital/premium and redemption reserve	3,778	-	-	-	
Premises revaluation	-	-	-	81	
Own shares held in ESOP Trusts	(74)	-	-	-	
Retained earnings	4,301	208	21	(84)	
Minority interest	626	-	-	-	
Total equity	8,631	208	21	(3)	

	Consolidations $m	Tax $m	Cash/ cash equivalents $m	Other $m	**Review IF 30.06.**
Assets					
Cash and balances at central banks	-	-	1,204	-	**3,4**
Treasury bills and eligible bills	-	-	-	-	**5,9**
Loans and advances to banks	4	-	(1,204)	-	**17,3**
Loans and advances to customers	72	-	-	-	**63,7**
Debt securities	3,385	-	-	-	**28,9**
Equity shares	-	-	-	-	**1**
Intangible fixed assets	-	-	-	-	**2,1**
Property, plant and equipment	-	-	-	-	**5**
Deferred tax assets	-	(5)	-	-	**2**
Prepayments, accrued income and other assets	39	-	-	-	**10,0**
Total assets	3,500	(5)	-	-	**132,6**
Liabilities					
Deposits by banks	-	-	-	-	**16,9**
Customer accounts	-	-	-	-	**78,2**
Debt securities in issue	3,406	-	-	-	**9,9**
Current tax liabilities	-	(1)	-	-	**2**
Accruals, deferred income and other liabilities	73	-	-	22	**12,4**
Subordinated liabilities:					
Undated loan capital	-	-	-	-	**1,5**
Dated loan capital	-	-	-	-	**4,3**
Total liabilities	3,479	(1)	-	22	**123,7**
Equity					
Share capital/premium and redemption reserve	-	-	-	-	**3,7**
Premises revaluation	-	-	-	-	
Own shares held in ESOP Trusts	-	-	-	-	**(**
Retained earnings	17	(4)	-	(22)	**4,4**
Minority interest	4	-	-	-	**6**
Total equity	21	(4)	-	(22)	**8,8**

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

RECONCILIATION OF SUMMARISED CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2004

	UK GAAP 12 months ended 31.12.04 $m	Dividends $m	Goodwill $m	Fi ass
Interest and similar income	5,232	-	-	
Interest expense and similar charges	(2,064)	-	-	
Net interest income	3,168	-	-	
Other finance income	10	-	-	
Fees and commissions income	1,617	-	-	
Fees and commissions expense	(283)	-	-	
Net trading income	648	-	-	
Other operating income	207	-	-	
	2,189	-	-	
Total operating income	5,367	-	-	
Administrative expenses:				
Staff	(1,534)	-	-	
Premises	(321)	-	-	
Other	(721)	-	-	
Depreciation and amortisation	(420)	-	181	
Total operating expenses	(2,996)	-	181	
Operating profit before provisions	2,371	-	181	
Impairment losses on loans and advances	(214)	-	-	
Income from joint venture	2	-	-	
Amounts written off fixed assets	(1)	-	(67)	
Operating profit before taxation	2,158	-	114	
Taxation	(637)	-	-	
Operating profit after taxation	1,521	-	114	
Minority interest	(42)	-	-	
Profit for the period attributable to shareholders	1,479	-	114	
Dividends on other equity interests	(58)	-	-	
Dividends on ordinary equity shares	(725)	95	-	
Retained profit	696	95	114	

	Share options $m	Consolidations $m	Tax $m	Other $m	**Audit IFI 12 mont end 31.12.**
Interest and similar income	-	77	-	3	**5,3**
Interest expense and similar charges	-	(66)	-	-	**(2,1**
Net interest income	-	11	-	3	**3,1**
Other finance income	-	-	-	-	
Fees and commissions income	-	1	-	(4)	**1,6**
Fees and commissions expense	-	1	-	-	**(2**
Net trading income	-	-	-	3	**6**
Other operating income	-	3	-	(3)	**2**
	-	5	-	(4)	**2,1**
Total operating income	-	16	-	(1)	**5,3**
Administrative expenses:					
Staff	(23)	(2)	-	-	**(1,5**
Premises	-	-	-	-	**(3**
Other	-	(8)	-	(1)	**(7**
Depreciation and amortisation	-	-	-	-	**(2**
Total operating expenses	(23)	(10)	-	(1)	**(2,8**
Operating profit before provisions	(23)	6	-	(2)	**2,5**
Impairment losses on loans and advances	-	-	-	-	**(2**
Income from joint venture	-	(2)	-	-	
Amounts written off fixed assets	-	-	-	-	**(**
Operating profit before taxation	(23)	4	-	(2)	**2,2**

Taxation	-	-	7	-	(6
Operating profit after taxation	(23)	4	7	(2)	1,6
Minority interest	-	(1)	-	-	(
Profit for the period attributable to shareholders	(23)	3	7	(2)	1,5
Dividends on other equity interests	-	-	-	-	(
Dividends on ordinary equity shares	-	-	-	-	(6
Retained profit	(23)	3	7	(2)	8

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

RECONCILIATION OF SUMMARISED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2004

	UK GAAP 6 months ended 30.06.04 $m	Dividends $m	Goodwill $m	Fix ass
Interest and similar income	2,543	-	-	
Interest expense and similar charges	(997)	-	-	
Net interest income	1,546	-	-	
Other finance income	3	-	-	
Fees and commissions income	795	-	-	
Fees and commissions expense	(130)	-	-	
Net trading income	332	-	-	
Other operating income	176	-	-	
	1,173	-	-	
Total operating income	2,722	-	-	
Administrative expenses:				
Staff	(774)	-	-	
Premises	(158)	-	-	
Other	(332)	-	-	
Depreciation and amortisation	(211)	-	88	
Total operating expenses	(1,475)	-	88	
Operating profit before provisions	1,247	-	88	
Impairment losses on loans and advances	(139)	-	-	
Amounts written off fixed assets	(2)	-	(67)	
Operating profit before taxation	1,106	-	21	
Taxation	(340)	-	-	
Operating profit after taxation	766	-	21	
Minority interest	(20)	-	-	
Profit for the period attributable to shareholders	746	-	21	
Dividends on other equity interests	(29)	-	-	
Dividends on ordinary equity shares	(201)	(228)	-	
Retained profit	516	(228)	21	

	Share options $m	Consolidations $m	Tax $m	Other $m	**Review IF 6 mont end 30.06.**
Interest and similar income	-	23	-	2	**2,5**
Interest expense and similar charges	-	(20)	-	-	**(1,0**
Net interest income	-	3	-	2	**1,5**
Other finance income	-	-	-	-	
Fees and commissions income	-	-	-	(2)	**7**
Fees and commissions expense	-	-	-	-	**(1**
Net trading income	-	-	-	1	**3**
Other operating income	-	-	-	(1)	**1**
	-	-	-	(2)	**1,1**
Total operating income	-	3	-	-	**2,7**
Administrative expenses:					
Staff	(12)	-	-	(7)	**(7**
Premises	-	-	-	-	**(1**
Other	-	(3)	-	(1)	**(3**

Depreciation and amortisation	-	-	-	-	(1
Total operating expenses	(12)	(3)	-	(8)	**(1,4**
Operating profit before provisions	(12)	-	-	(8)	**1,3**
Impairment losses on loans and advances	-	-	-	-	**(1**
Amounts written off fixed assets	-	-	-	-	**(**
Operating profit before taxation	(12)	-	-	(8)	**1,1**
Taxation	-	2	7	-	**(3**
Operating profit after taxation	(12)	2	7	(8)	**7**
Minority interest	-	-	-	-	**(**
Profit for the period attributable to shareholders	(12)	2	7	(8)	**7**
Dividends on other equity interests	-	-	-	-	**(**
Dividends on ordinary equity shares	-	-	-	-	**(4**
Retained profit	(12)	2	7	(8)	**2**

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

RECONCILIATION OF EQUITY
At 1 January 2004

Equity	UK GAAP 01.01.04 $m	Dividends $m	Fixed assets $m	Sh optic
Share capital/premium and redemption reserve	3,768	-	-	
Premises revaluation	(2)	-	81	
Own shares held in ESOP Trusts	(60)	-	-	
Profit and loss account	3,823	439	(84)	(
Minority interest	614	-	-	
	8,143	439	(3)	(

Equity	Consolidation $m	Tax $m	Other $m	Audit IF 01.01.
Share capital/premium and redemption reserve	-	-	-	**3,7**
Premises revaluation	-	(22)	-	
Own shares held in ESOP Trusts	-	-	-	**(6**
Profit and loss account	25	(9)	(9)	**4,1**
Minority interest	6	-	-	**6**
	31	(31)	(9)	**8,5**

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

SEGMENTAL INFORMATION BY GEOGRAPHIC SEGMENT
For the year ended 31 December 2004

UK GAAP	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	I
Net Revenue	1,408	513	270	815	
Costs	(654)	(226)	(144)	(510)	(2
Operating profit before provision	754	287	126	305	
Charge for debts	(125)	(33)	(2)	(40)	
Impairment/other	-	-	-	2	
Operating profit before taxation	629	254	124	267	
Change					
Operating income	(2)	-	-	10	
Operating expenses	(4)	(2)	(1)	(8)	
Operating profit before provision	(6)	(2)	(1)	2	
Charge for debts	-	-	-	-	
Impairment/other	-	-	-	(2)	
Operating profit before taxation	(6)	(2)	(1)	-	
Audited IFRS					
Operating income	1,406	513	270	825	
Operating expenses	(658)	(228)	(145)	(518)	(2
Operating profit before provision	748	285	125	307	
Charge for debts	(125)	(33)	(2)	(40)	
Impairment/other	-	-	-	-	
Operating profit before taxation	623	252	123	267	

UK GAAP	UAE $m	MESA Other $m	Africa $m	US, UK & Group $m	T
Net Revenue	271	377	584	663	5,
Costs	(99)	(169)	(357)	(586)	(2,9
Operating profit before provision	172	208	227	77	2,
Charge for debts	(1)	(1)	(12)	22	(
Impairment/other	-	-	-	(3)	
Operating profit before taxation	171	207	215	96	2,
Change					
Operating income	-	-	-	7	
Operating expenses	(1)	(1)	(3)	168	
Operating profit before provision	(1)	(1)	(3)	175	
Charge for debts	-	-	-	-	
Impairment/other	-	-	-	(67)	
Operating profit before taxation	(1)	(1)	(3)	108	
Audited IFRS					
Operating income	271	377	584	670	5,
Operating expenses	(100)	(170)	(360)	(418)	(2,8
Operating profit before provision	171	207	224	252	2,
Charge for debts	(1)	(1)	(12)	22	(
Impairment/other	-	-	-	(70)	
Operating profit before taxation	170	206	212	204	2,

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

SEGMENTAL INFORMATION BY CLASS OF BUSINESS
For the year ended 31 December 2004

UK GAAP	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated $m
Net revenue	2,693	2,566	108
Costs	(1,388)	(1,404)	(23)
Amortisation of goodwill			(181)
Total operating expenses	(1,388)	(1,404)	(204)
Operating profit/(loss) before provisions	1,305	1,162	(96)
Charge for debts	(242)	28	-
Amounts written off fixed assets		(1)	-
Income from joint venture	1	1	-
Operating profit/(loss) before taxation	1,064	1,190	(96)
Change			
Operating income	7	8	-
Costs	(12)	(22)	-
Amortisation of goodwill	-	-	181
Total operating expenses	(12)	(22)	181
Operating profit/(loss) before provisions	(5)	(14)	181
Charge for debts	-	-	-
Amounts written off fixed assets	-	-	(67)
Income from joint venture	(1)	(1)	-
Operating profit/(loss) before taxation	(6)	(15)	114
Audited IFRS			
Operating income	2,700	2,574	108
Total operating expenses	(1,400)	(1,426)	(23)
Operating profit/(loss) before provisions	1,300	1,148	85
Charge for debts	(242)	28	-
Amounts written off fixed assets	-	(1)	(67)
Operating profit/(loss) before taxation	1,058	1,175	18

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

EARNINGS PER ORDINARY SHARE

	12 months ended 31.12.04			6 months ended 30.06.04		
Earnings per Ordinary Share	IFRS Profit $m	Average number of shares ('000)	Cents per share	IFRS Profit $m	Average number of shares ('000)	p
Basic earnings per ordinary share	1,520	1,172,921	129.6	727	1,170,699	
Effect of dilutive potential ordinary shares:						
Convertible bonds	23	34,488		11	34,488	
Options	-	3,444		-	2,252	
Diluted earnings per ordinary share	1,543	1,210,853	127.4	738	1,207,439	

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis.

The following table shows the calculation of normalised earnings per share, i.e. based on the Group's results excluding amounts written off fixed assets, profits/losses of a capital nature and profits/losses on repurchase of capital instruments.

	12 months ended 31.12.04 $m
Profit attributable to ordinary shareholders, as above	1,520
Profit on sale of shares in - KorAm	(95)
- Bank of China	(36)
Premium and costs paid on repurchase of subordinated debt	23
Cost of Hong Kong incorporation	18
Tsunami donation	5
Profits less losses on disposal of investment securities	(33)
Profit on sale of tangible fixed assets	(4)
Profit on disposal of subsidiary undertakings	(4)
Amounts written off fixed assets	68
Normalised earnings	1,462
Normalised earnings per ordinary share	124.6c

SPECIAL PURPOSE AUDIT REPORT OF KPMG AUDIT PLC TO STANDARD CHARTERED PLC ("THE COMPANY") ON ITS PRELIMINARY AND PRO FORMA PRELIMINARY INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") FINANCIAL INFORMATION

In accordance with the terms of our engagement letter dated 25 April 2005, we have audited the accompanying consolidated preliminary IFRS balance sheet of Standard Chartered PLC ("the Company") as at 31 December 2004, and the related consolidated statements of income, total recognised income and expense and cash flows for the year then ended and the related accounting policy notes ("the preliminary IFRS financial information") set out on pages 9 to 20 and 43 to 47. In addition we have been engaged to audit the pro forma preliminary IFRS financial information

presented for the same year ended on the basis of the pro forma accounting policy notes set out on pages 30 to 42 and 48 to 50 ("the pro forma preliminary IFRS financial information"), together "the preliminary and pro forma preliminary IFRS financial information".

Respective responsibilities of directors and KPMG Audit Plc

As described on page 4, the directors of the Company have accepted responsibility for the preparation of the preliminary and pro forma preliminary IFRS financial information which has been prepared as part of the Company's conversion to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the preliminary and pro forma preliminary IFRS financial information has been properly prepared, in all material respects, in accordance with the respective accounting policy notes to the preliminary and pro forma preliminary IFRS financial information. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

We read the other information accompanying the preliminary and pro forma preliminary IFRS financial information and consider whether it is consistent with the preliminary and pro forma preliminary IFRS financial information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary and pro forma preliminary IFRS financial information.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS. Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.

Basis of audit opinions

We conducted our audit having regard to Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary and pro forma preliminary IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the preliminary and pro forma preliminary IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary and pro forma preliminary IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the preliminary and pro forma preliminary IFRS financial information.

Emphasis of matters

Without qualifying our opinion, we draw your attention to the following matters:

- The basis of preparation set out on page 4 explains why the accompanying preliminary IFRS financial information may require adjustment before inclusion as comparative information in the IFRS financial information for the year to 31 December 2005 when the Company prepares its first IFRS financial statements.

- As described in the basis of preparation set out on page 4 as part of its conversion to IFRS, the Company has prepared the preliminary IFRS financial information for the year ended 31

December 2004 to establish the financial position, results of operations and cash flows of the Company necessary to provide the comparative financial information expected to be included in the Company's first complete set of IFRS financial statements for the year to 31 December 2005. The preliminary IFRS financial information does not itself include comparative financial information for the prior period.

- As explained in the accounting policy notes, no adjustments have been made for any changes in estimates made at the time of approval of the UK GAAP financial statements on which the preliminary and pro forma preliminary IFRS financial information is based, as required by IFRS 1.

- IAS 32 and IAS 39 have not been applied to the preliminary IFRS financial information as permitted by IFRS 1. There has been no related restatement of the 31 December 2004 balance sheet. Any adjustments will be shown as an equity movement on 1 January 2005. The pro forma preliminary IFRS financial information has been prepared on the basis that IAS 32 and IAS 39 were applied.

Opinions

In our opinion, the accompanying preliminary IFRS financial information for the year ended 31 December 2004 has been prepared, in all material respects, in accordance with the basis set out in the accounting policy notes, which describe how IFRSs have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Company for the year to 31 December 2005.

In our opinion, the accompanying pro forma preliminary IFRS financial information for the year ended 31 December 2004 has been prepared, in all material respects, in accordance with the basis set out in the accounting policy notes, which describe how IFRSs have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, and were they to adopt IAS 32 and IAS 39 from 1 January 2004.

KPMG Audit Plc
Chartered Accountants

London
12 May 2005

SPECIAL PURPOSE REVIEW REPORT OF KPMG AUDIT PLC TO STANDARD CHARTERED PLC ("THE COMPANY") ON ITS PRELIMINARY AND PRO FORMA PRELIMINARY INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") INTERIM FINANCIAL INFORMATION

In accordance with the terms of our engagement letter dated 25 April 2005, we have reviewed the accompanying consolidated preliminary IFRS balance sheet of Standard Chartered PLC ("the Company") as at 30 June 2004, and the related consolidated statements of income, total recognised income and expense and cash flows for the six month period then ended and the related accounting policy notes ("the preliminary IFRS interim financial information") set out on pages 9 to 20 and 43 to 47. In addition we have been engaged to review the pro forma preliminary IFRS interim financial information presented for the same six month period on the basis of the pro forma accounting policy notes set out on pages 30 to 42 and 48 to 50 ("the pro forma preliminary IFRS interim financial information"), together "the preliminary and pro forma preliminary IFRS interim financial information".

Respective responsibilities of directors and KPMG Audit Plc

As described on page 4 the directors of the Company have accepted responsibility for the preparation of the preliminary and pro forma preliminary IFRS interim financial information which has been prepared as part of the Company's conversion to IFRS. Our responsibilities are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our review conclusions as to whether we are aware of any material modifications that should be made to the preliminary and pro forma preliminary IFRS interim financial information which has been prepared, in all material respects, in accordance with the respective accounting policy notes to the preliminary and pro forma preliminary IFRS interim financial information.

We read the other information accompanying the preliminary and pro forma preliminary IFRS interim financial information and consider whether it is consistent with the preliminary and pro forma IFRS interim financial information. We consider the implications for our review conclusions if we become aware of any apparent misstatements or material inconsistencies with the preliminary and pro forma preliminary IFRS interim financial information.

Our report has been prepared for the Company solely in connection with the Company's conversion to IFRS. Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.

Basis of review conclusions

We conducted our review having regard to Bulletin 1999/4: *Review of interim financial information* issued by the UK Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the preliminary and pro forma preliminary IFRS interim financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards

and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the preliminary and pro forma preliminary IFRS interim financial information.

Emphasis of matters
Without qualifying our review conclusions, we draw your attention to the following matters:

- The basis of preparation set out on page 4 explains why the accompanying preliminary IFRS interim financial information may require adjustment before inclusion as comparative information in the Company's interim report for the six month period to 30 June 2005 when the Company prepares its first interim report applying IFRS.

- As described in the basis of preparation set out on page 4, as part of its conversion to IFRS, the Company has prepared the preliminary IFRS interim financial information for the six month period ended 30 June 2004 to establish the financial position, results of operations and cash flows of the Company necessary to provide the comparative financial information expected to be included in the Company's first interim report for the six month period to 30 June 2005. The preliminary IFRS interim financial information does not itself include comparative financial information for the prior period.

- As explained in the accounting policy notes, no adjustments have been made for any changes in estimates made at the time of approval of the previous UK GAAP interim report for the six month period ended 30 June 2004 on which the preliminary and pro forma preliminary IFRS interim financial information is based, as required by IFRS 1.

- IAS 32 and IAS 39 have not been applied to the preliminary IFRS interim financial information as permitted by IFRS 1. There has been no related restatement of the 30 June 2004 balance sheet. Any adjustments will be shown as an equity movement on 1 January 2005. The pro forma preliminary IFRS interim financial information has been prepared on the basis that IAS 32 and IAS 39 were applied.

Review conclusions

On the basis of our review we are not aware of any material modifications that should be made to the preliminary IFRS interim financial information as presented for the six month period ended 30 June 2004 which has been prepared, in all material respects, in accordance with the basis set out in the accounting policy notes, which describe how IFRSs have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Company for the year to 31 December 2005.

On the basis of our review we are not aware of any material modifications that should be made to the pro forma preliminary IFRS interim financial information as presented for the six month period ended 30 June 2004 which has been prepared, in all material respects, in accordance with the basis set out in the accounting policies note, which describes how IFRSs have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, and were they to adopt IAS 32 and IAS 39 from 1 January 2004.

KPMG Audit Plc
Chartered Accountants
London 12 May 2005

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL INFORMATION

The following pro-forma financial information is provided to illustrate the effects of IAS 39 'Financial instruments: Recognition and measurement' and IAS 32 'Financial instruments: disclosure and presentation' that has been excluded from the restated 2004 results. It does not form part of the restated 2004 results that will be presented as comparatives in the 2005 Interim Report. IAS 32 and 39 will be applied from 1 January 2005, with corresponding adjustments to opening reserves.

Basis of preparation

This pro-forma financial information complies in full with IAS 32 and 39 as endorsed by the EU.

Overview of IAS 32 and 39

IAS 32 and IAS 39 prescribe the accounting for, and financial reporting of, financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. The principal changes from UK GAAP are:

- reclassification between liabilities and shareholders' funds of certain subordinated securities and preference shares;
- recording interest on a 'level yield' or 'effective yield' basis;
- recording all derivatives at fair value on the balance sheet;
- new classifications of assets and liabilities and related measurement requirements;
- recording bad debt charges for time-value discount provisions and portfolio specific provisions; and
- grossing up of the balance sheet for financial instruments no longer permitted to be netted.

Explanation of pro-forma IAS 32 and 39 income statement and balance sheet adjustments

1. Debt/Equity classification

UK GAAP:
a) UK GAAP required that where there was an obligation to deliver economic benefits, a financial instrument should be classified as a liability. Preference shares were required to be classified as a non-equity element of shareholders' funds.

b) Convertible debt should be recorded as a liability and the conversion to equity should not be anticipated. Interest was recorded at the coupon rate of the debt.

IFRS:
a) The IFRS definition of a liability is similar to UK GAAP but the legal obligation to deliver cash takes precedence over the judgements of substance used under UK GAAP. Where an obligation to deliver cash can be avoided, an instrument must be classified as equity.

b) For convertible debt, the option to convert debt to equity is recognised separately from the host debt instrument. Convertible debt issued with a fixed conversion rate in a currency different to an entity's functional currency should be treated as a derivative liability and be fair valued at each period end. A discount is created when the option element is separated from the host debt and interest is recognised on the liability element at a market rate of interest for similar debt that does not have an option to convert to equity.

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL INFORMATION (continued)

Impact:
a) The Group has reclassified £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities from liabilities to equity. £195 million non-cumulative irredeemable preference shares have been reclassified from equity to liabilities. £200 million 2022 step up notes have been reclassified from liabilities to equity. The net effect is $566 million transfers from liabilities to equity. A net interest expense of $45 million is treated as an appropriation of distributable reserves instead of being presented as an interest expense.

b) Interest expense for convertible debt has increased by $12 million. A fair value gain of $23 million was recorded on the conversion option derivative element. However, the Group's €575 million 4.5 per cent 2010 convertible notes were called and repaid by the Group on 18 April 2005 so these effects will not recur after that date.

2. Effective yield

UK GAAP:
Loan origination costs were generally expensed when incurred. Fees and commissions receivable were spread over the expected life of a loan where in substance they were part of the interest yield. Interest was recorded on an accrual basis, including when customers pay a lower-than-market rate of interest for a fixed period.

IFRS:
Interest is recognised on a 'level yield' basis, otherwise known as the effective yield. This means that substantially all income and costs that are incremental and directly attributable to loan origination are capitalised and amortised to interest income over the expected life of the loan. Additionally, customer interest rate discounts are spread over the expected life of the loan. If the expected life of loans change, IFRS requires the recalculation of the amortisation. Any cumulative differences between the amount amortised and the amount that should have been amortised under the new expected life must be recorded in the income statement.

The 'level yield' basis of interest recognition only changes the timing of recording loan origination income and expenses. It does not change the total net revenue and related cash due to the Group.

Impact:
The effect of this change is that an additional $12 million has been recognised as net interest income from amortising capitalised fee income and costs. Net fees and commission income has increased by $5 million due to capitalisation of current period fee income and costs. Retained earnings are increased by $109 million, being the accumulated effect of capitalising costs from prior periods in transition to IFRS.

The rate of capitalisation of income and costs and amortisation will be affected by the several factors, including the rate of growth in the business, changes in the expected life of assets, and changes in products.

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL INFORMATION (continued)

3. Derivatives and hedging

UK GAAP:

UK GAAP permitted derivatives that had been designated as being held for hedging purposes to be accounted for in a manner similar to the hedged item. That is, interest from derivative contracts was accrued to net interest income (NII) and revaluation to market or fair value was not required. All other derivative contracts were recorded at fair value ('marked to market' or 'MTM') in other assets and liabilities on the balance sheet.

Gains and losses arising from the de-designation of a hedge relationship were deferred and amortised to income over the original contractual period of the derivative or until the item formerly being hedged was sold, at which point the full deferred amount was recognised in income.

UK GAAP permitted assets and liabilities, and related income and expense, to be netted where there was a legal right of offset.

IFRS:
All derivatives must be recorded as assets or liabilities at their fair value and presented in separate lines of the balance sheet. Accounting for changes in fair values depends on the intended use of the derivative. All gains and losses are recorded in the income statement unless it is a derivative contract that is designated as a hedge against variability of cash flows (known as a 'cash flow hedge'). In this case, the MTM gain or loss is recorded in a reserves account until the change in cash flows of the underlying hedged item affects income, at which time it is transferred to the income statement.

Gains and losses arising from the de-designation of a cash flow hedge remain in equity and are released to income in line with the formerly hedged item. In respect of fair value hedges that are sold or terminated, fair value adjustments made to the underlying hedged item are amortised to income.

IAS 39 has a very strict definition of a qualifying hedge relationship and the recognition of hedge ineffectiveness. This makes it more difficult to establish and maintain hedge accounting. Where hedge accounting is not achieved or fails, earnings volatility results.

A description of the types of hedging is set out in Appendix 5, page 48.

Under IAS 32, a financial asset and financial liability shall be offset, and the net amount presented in the balance sheet, when an entity currently has a legally enforceable right to set off the recognised amounts and intends to settle on a net basis.

Impact:
The accounting rules for fair valuing all derivatives is expected to cause some degree of earnings volatility in the future. Hedging relationships (as defined by IAS 39) might not be established even when the economic intent is clearly to hedge e.g. when using derivatives to mitigate risk on a portfolio basis. Although the Group will aim to minimise this volatility, our priority will be to ensure risk is managed effectively.

During 2004 the Group was managing risk within the framework of accounting permitted under UK GAAP. The Group has established new processes to evidence the relationship between derivatives and items being hedged.

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL INFORMATION (continued)

On this basis, the impact of IAS 39 for 2004 is to decrease net interest income by $6 million (from the net reversal of interest accruals), and reduce net trading income by $4 million (to recognise the net fair value change of derivatives that are not cash flow hedges). Costs increased by $44 million in 2004 because certain foreign exchange hedge contracts taken out in 2002 and 2003 did not meet transitional hedge accounting criteria. $7,592 million and $7,278 million of derivative assets and liabilities have been transferred to separate derivative asset and liability lines on the face of the balance sheet. Additionally, $5,088 million and $4,746 million has been added to derivative assets and liabilities representing the reversal of netting permitted under UK GAAP, and remeasurement.

The Group's issued debt has been adjusted by $225 million for fair value changes where fair value hedging has been achieved. A cash flow hedge reserve of $61 million has been created representing the total change in the fair value of cash flow hedge derivatives and hedged financial instruments.

4. Asset classification and fair value

UK GAAP:
Under UK GAAP, non-trading assets and liabilities (including loans, debt securities, equity investments that are less than 20 per cent of the share capital of the issuing entity, and deposits) were recorded at cost (less impairment in the case of assets). Income was recognised on an accruals basis. Unrealised fair value gains and losses were not recorded on the balance sheet.

Trading assets and liabilities were recorded at market value with gains and losses from changes in market values being recorded in dealing profits.

UK GAAP permitted assets and liabilities, and related income and expense, to be netted where there was a legal right of offset.

IFRS:
Under IAS 39 all financial assets are classified as either loans and receivables, held to maturity (HTM), at fair value (either trading or designated), or available for sale (AFS):

Loans and receivables: income is recognised on a level yield basis as noted in 2 above.

HTM: income is recognised on a level yield basis.

At fair value: changes in fair values are recorded in net trading income.

AFS: changes in fair values are recorded in reserves until either sold or maturity, at which point realised gains or losses are transferred to the income statement. Where an AFS asset is designated in a fair value hedge relationship, unrealised gains and losses are recorded in income. Foreign exchange gains and losses are recorded directly in income. Where there is objective evidence of impairment, the cumulative loss recognised in equity is transferred to the income statement.

Financial liabilities are classified as either at cost or, if they are for trading purposes, at fair value.

At present the European Union has prohibited the designation of non-trading liabilities as held at fair value. The IASB is reviewing the criteria for designating non-trading assets and liabilities at fair value. This may change the classification of certain assets and liabilities.

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL INFORMATION (continued)

Netting is only permitted where there is an intention to settle on a net basis as well as having the legal right to do so.

Impact:
Upon transition at 1 January 2005, all loans and advances will be classified as loans and receivables, unless a loan was acquired with the intention to dispose of it in the short term, in which case a loan will be classified as trading. The majority of non-trading debt securities and equity investments will be classified as AFS. Certain non-trading assets will be classified as held at fair value. A summary table of reclassification is set out in appendix 3J.

Had this policy been applied in 2004 it would have resulted in a net decrease in income of $2 million for 2004. Retained earnings at 31 December 2004 decrease by $27 million and a new AFS reserve of $87 million is created.

Assets and liabilities have increased by $1,121 million in respect of balances that had been netted under UK GAAP.

5. Impairment

UK GAAP:
UK GAAP required specific provisions to be made where the repayment of an identified loan is in doubt. A general provision was held for the inherent risk of loss in a portfolio which, although not identified separately, was known from experience to be present. Interest was suspended when there was reasonable doubt as to its collectability.

IFRS:
In addition to making a provision for incurred losses in a similar way to UK GAAP, IFRS requires the time it takes to collect recoverable cash to be recorded by way of a time-value discount provision. This provision unwinds to interest income over the cash collection period.

General provisions are not allowed but portfolio specific provisions are required. These portfolio provisions are based on flow rate and historic loss methodology and are likely to fluctuate from period to period.

Suspended interest is not relevant under IAS 39 as interest is recognised on the recoverable element of impaired loans (represented by the unwind of the discount noted above).

Impact:
For 2004, additional revenue of $59 million is recognised from unwinding of discounts and an element of interest that had been suspended under UK GAAP. Additional provision charges for impaired loans and advances of $76 million are made for discounting and movements in portfolio specific provision. Equity is increased and provisions are reduced from the reversal of the UK GAAP general provision, offset by IFRS provision requirements.

The rate at which the new discount provisions are created during a period will differ from the rate that provisions created in previous periods unwind to interest income.

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 31 December 2004

	Pro-forma IFRS 31.12.04 $m	F
Assets		
Cash and balances at central banks	3,960	
Treasury bills and other eligible bills	5,302	
Loans and advances to banks	17,402	
Derivative financial instruments	12,680	
Loans and advances to customers	72,300	
Debt securities	33,101	
Equity shares	304	
Intangible fixed assets	2,353	
Property, plant and equipment	555	
Deferred tax assets	172	
Prepayments, accrued income and other assets	5,265	
Total assets	153,394	

Liabilities	
Deposits by banks	15,814
Derivative financial instruments	12,024
Customer accounts	85,452
Debt securities in issue	11,629
Current tax liabilities	296
Accruals, deferred income and other liabilities	10,886
Subordinated liabilities:	
Undated loan capital	1,588
Dated loan capital	4,756
Total liabilities	142,445
Equity	
Shareholders' funds	9,989
Minority interest	960
Total equity	10,949
Total equity and liabilities	153,394

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS *(continued)*

SUMMARISED CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2004

	Pro-forma 12 months ended 31.12.04 $m	Pro-forma 6 months ended 30.06.04 $m	F (
Interest and similar income	5,350	2,567	
Interest expense and similar charges	(2,092)	(1,005)	
Net interest income	3,258	1,562	
Other finance income	10	3	
Fees and commissions income	1,589	779	
Fees and commissions expense	(239)	(111)	
Net trading income	677	337	
Other operating income	205	175	
	2,232	1,180	
Total operating income	5,500	2,745	
Administrative expenses:			
Staff	(1,559)	(793)	
Premises	(321)	(158)	
Other	(770)	(348)	
Depreciation and amortisation	(238)	(123)	
Total operating expenses	(2,888)	(1,422)	
Operating profit before provisions	2,612	1,323	
Impairment losses on loans and advances	(290)	(137)	
Amounts written off fixed asset investments	(68)	(69)	
Operating profit before taxation	2,254	1,117	
Taxation	(624)	(333)	
Operating profit after taxation	1,630	784	
Minority interest	(34)	(16)	
Profit for the period attributable to shareholders	1,596	768	
Dividends on other equity interests	(103)	(51)	
Dividends on ordinary equity shares	(630)	(429)	
Retained profit	863	288	
Basic earnings per share	127.3c	61.2c	
Diluted earnings per ordinary share	124.3c	60.1c	

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004

	Pro-forma 12 months ended 31.12.04 $m
Cash flow from/(used in) operating activities	
Operating profit before taxation	2,254
Adjustment for items not involving cash flow or shown separately	
Depreciation and amortisation of premises and equipment	238
Gain on disposal of tangible fixed assets	(4)
Gain on disposal of investment securities	(164)
Amortisation of investments	(41)
Gain on disposal of subsidiary undertakings	-
Impairment losses on loans and advances	290
Amounts written off fixed asset investments	68
Debts written off, net of recoveries	(481)
Increase(decrease) in accruals and deferred income	80
Increase in prepayments and accrued income	(256)
Net (increase)/decrease in mark to market adjustment	(224)
Interest paid on subordinated loan capital	293
UK and overseas taxes paid	(573)
Net cash inflow from trading activities	1,480
Net increase in cheques in the course of collection	(45)
Net (increase)/decrease in treasury bills and other eligible bills	(78)
Net (increase) in loans and advances to banks and customers	(11,999)
Net increase in deposits from banks, customer accounts/debt securities in issue	15,004
Net increase in dealing securities	(2,118)
Net increase/(decrease) in other accounts	3,037
Net cash inflow from operating activities	5,281
Net cash flows from investing activities	
Purchase of tangible fixed assets	(240)
Acquisition of subsidiaries, net of cash acquired	(333)
Acquisition of treasury bills	(9,188)
Acquisition of debt securities	(75,353)
Acquisition of equity shares	(121)
Disposal of subsidiaries, associated undertakings and branches	6
Disposal of tangible fixed assets	51
Disposal and maturity of treasury bills	10,778
Disposal and maturity of debt securities	71,482
Disposal of equity shares	356
Dividend paid on minority shareholders of subsidiary undertakings	(17)
Net cash used in investing activities	(2,579)
Net cash inflow from financing activities	
Interest paid on subordinated loan capital	(293)
Gross proceeds from issue of subordinated loan capital	499
Repayment of subordinated liabilities	(25)
Dividend paid on other equity interests	(103)
Equity dividend paid to members of the company	(587)
Net cash inflow from financing activities	(509)
Net increase in cash and cash equivalents	2,193
Cash and cash equivalents at beginning of year	21,773
Effect of exchange rate changes on cash and cash equivalents	57
Cash and cash equivalents at end of period	24,023

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2004

	Pro-forma 12 months ended 31.12.04 $m	Pro-forma 6 months ended 30.06.04 $m	F (
Operating profit after taxation	1,630	784	
Exchange translation differences	96	(66)	
Actuarial (loss)/gain on retirement benefits	(5)	15	
Available for sale investments:			
Gain on revaluation of available for sale investments	11	(22)	
Gain on revaluation of available for sale investments sold	(145)	(143)	
Gain on revaluation of available for sale investments matured	(1)	12	
Gain on revaluation of cashflow hedges	61	-	
Deferred tax on items taken directly to reserves	38	71	
Recognised income and expense for the period	1,685	651	
Attributable to:			
Equity holders of the parent	1,651	635	
Minority interest	34	16	
	1,685	651	

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)
RECONCILIATION OF SUMMARISED CONSOLIDATED BALANCE SHEET
At 31 December 2004

	Audited IFRS 31.12.04 $m	Debt/ Equity $m	Effective yield $m	Derivativ hedg
Assets				
Cash and balances at central banks	3,960	-	-	
Treasury bills and eligible bills	4,425	-	-	
Loans and advances to banks	17,382	-	-	
Derivative financial instruments	-	-	-	12,6
Loans and advances to customers	72,159	-	123	
Debt securities	32,842	-	-	
Equity shares	253	-	-	
Intangible fixed assets	2,353	-	-	
Property, plant and equipment	555	-	-	
Deferred income tax assets	272	-	-	
Prepayments, accrued income and other assets	12,877	-	(24)	(7,5
Total assets	147,078	-	99	5,
Liabilities				
Deposits by banks	15,814	-	-	
Derivative financial instruments	-	-	-	12,0
Customer accounts	85,458	-	(6)	
Debt securities in issue	11,627	-	-	
Current tax liabilities	295	-	-	
Accruals, deferred income and other liabilities	17,047	-	(4)	(7,2
Subordinated liabilities:				
Undated loan capital	1,588	-	-	
Dated loan capital	5,180	(649)	-	2

Total liabilities and shareholders' funds	137,009	(649)	(10)	4,[illegible]
Equity				
Share capital/premium and redemption reserve	3,818	(375)	-	
Other equity instruments	-	941	-	
AFS reserve	-	-	-	
Cash flow hedge reserve	-	-	-	
Premises revaluation	76	-	-	
Own shares in ESOP Trust	(8)	-	-	
Profit and loss account	5,219	83	109	
Minority interest	964	-	-	
Total equity	10,069	649	109	1

	Asset classification/ fair values $m	Impairment $m	Tax $m	Pro-for[illegible] IF[illegible] 31.12.[illegible]
Assets				
Cash and balances at central banks	-	-	-	3,9
Treasury bills and eligible bills	877	-	-	5,3
Loans and advances to banks	20	-	-	17,4
Derivative financial instruments	-	-	-	12,6
Loans and advances to customers	(26)	44	-	72,3
Debt securities	259	-	-	33,1
Equity shares	51	-	-	3
Intangible fixed assets	-	-	-	2,3
Property, plant and equipment	-	-	-	5
Deferred income tax assets	-	-	(100)	1
Prepayments, accrued income and other assets	-	4	-	5,2
Total assets	1,181	48	(100)	153,[illegible]
Liabilities				
Deposits by banks	-	-	-	15,8
Derivative financial instruments	-	-	-	12,0
Customer accounts	-	-	-	85,4
Debt securities in issue	-	-	-	11,6
Current tax liabilities	-	-	1	2
Accruals, deferred income and other liabilities	1,121	1	(1)	10,8
Subordinated liabilities:				
Undated loan capital	-	-	-	1,5
Dated loan capital	-	-	-	4,7
Total liabilities and shareholders' funds	1,121	1	-	142,[illegible]
Equity				
Share capital/premium and redemption reserve	-	-	-	3,4
Other equity instruments	-	-	-	9
AFS reserve	87	-	(14)	
Cash flow hedge reserve	-	-	(19)	
Premises revaluation	-	-	-	
Own shares in ESOP Trust	-	-	-	
Profit and loss account	(27)	47	(67)	5,4
Minority interest	-	-	-	9
Total equity	60	47	(100)	10,9

STANDARD CHARTERED PLC - PRO-FORMA FINANCIAL STATEMENTS (continued)
RECONCILIATION OF SUMMARISED CONSOLIDATED BALANCE SHEET
At 30 June 2004

	Reviewed IFRS 30.06.04 $m	Debt/ Equity $m	Effective Yield $m	Derivativ[illegible] Hedg[illegible]
Assets				
Cash and balances at central banks	3,447	-	-	
Treasury bills and eligible bills	5,978	-	-	
Loans and advances to banks	17,387	-	-	
Derivative financial instruments	-	-	-	7,8
Loans and advances to customers	63,743	-	120	
Debt securities	28,900	-	-	

Equity shares	179	-	-	
Intangible fixed assets	2,154	-	-	
Property, plant and equipment	525	-	-	
Deferred tax assets	251	-	-	
Prepayments, accrued income and other assets	10,084	-	(34)	(4,9
Total assets	132,648	-	86	2,
Liabilities				
Deposits by banks	16,999	-	-	
Derivative financial instruments	-	14	-	7,8
Customer accounts	78,219	-	(5)	
Debt securities in issue	9,985	-	-	
Current tax liabilities	258	-	-	
Accruals, deferred income and other liabilities	12,402	-	(5)	(5,1
Subordinated liabilities:				
Undated loan capital	1,572	-	-	
Dated loan capital	4,351	(621)	-	1
Total liabilities	123,786	(607)	(10)	2,
Equity				
Share capital/premium and redemption reserve	3,778	(354)	-	
Other equity instruments	-	888	-	
AFS reserve	-	-	-	
Cash flow hedge reserve	-	-	-	
Premises revaluation	81	-	-	
Own shares in ESOP Trust	(74)	-	-	
Retained earnings	4,447	73	96	
Minority interest	630	-	-	
Total equity	8,862	607	96	

	Asset classification/ fair values $m	Impairment $m	Tax $m	Pro-for IF 30.06.
Assets				
Cash and balances at central banks	-	-	-	3,4
Treasury bills and eligible bills	557	-	-	6,5
Loans and advances to banks	1	-	-	17,3
Derivative financial instruments	-	-		7,8
Loans and advances to customers	20	99	-	63,9
Debt securities	196	-	-	29,0
Equity shares	27	-	-	2
Intangible fixed assets	-	-	-	2,1
Property, plant and equipment	-	-	-	5
Deferred tax assets	-	-	(79)	1
Prepayments, accrued income and other assets	-	1	3	5,1
Total assets	801	100	(76)	136,
Liabilities				
Deposits by banks	119	-	-	17,1
Derivative financial instruments	-	-	-	7,8
Customer accounts	-	-	-	78,2
Debt securities in issue	-	-	-	9,9
Current tax liabilities	-	-	23	2
Accruals, deferred income and other liabilities	780	-	(23)	8,0
Subordinated liabilities:				
Undated loan capital	-	-	-	1,5
Dated loan capital	-	-	-	3,8
Total liabilities	899	-	-	126,
Equity				
Share capital/premium and redemption reserve	-	-	-	3,4
Other equity instruments	-	-	-	8
AFS reserve	71	-	(9)	
Cash flow hedge reserve	-	-	-	
Premises revaluation	-	-	-	
Own shares in ESOP Trust	-	-	-	(
Retained earnings	(50)	100	(67)	4,6
Minority interest	(119)	-	-	5
Total equity	(98)	100	(76)	9,5

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

RECONCILIATION OF INCOME STATEMENT
For the year ended 31 December 2004

	Audited IFRS 12 months ended 31.12.04 $m	Debt/ Equity $m	Effective yield $m	Derivativ hedg
Interest receivable and similar income	5,312	-	11	(
Interest expense and similar charges	(2,130)	33	1	
Net interest income	3,182	33	12	
Other finance income	10	-	-	
Fees and commissions income	1,614	-	(38)	
Fees and commissions expense	(282)	-	43	
Net trading income	651	23	-	
Other operating income	207	-	-	
	2,190	23	5	
Total operating income	5,382	56	17	(
Administrative expenses:				
Staff	(1,559)	-	-	
Premises	(321)	-	-	
Other	(731)	-	5	(
Depreciation and amortisation	(238)	-	-	
Total operating expenses	(2,849)	-	5	(
Operating profit before provisions	2,533	56	22	(
Impairment losses on loans and advances	(214)	-	-	
Amounts written off fixed assets	(68)	-	-	
Operating profit before taxation	2,251	56	22	(
Taxation	(630)	-	-	
Operating profit after taxation	1,621	56	22	(
Minority interest	(43)	-	-	
Profit for the period attributable to shareholders	1,578	56	22	(
Dividends on other equity interests	(58)	(45)	-	
Dividends on ordinary equity shares	(630)	-	-	
Retained profit	890	11	22	(

	Asset classification/ fair values $m	Impairment $m	Tax $m	**Pro-forn 12 mont end 31.12.**
Interest receivable and similar income	-	46	-	**5,3**
Interest expense and similar charges	(9)	-	-	**(2,0**
Net interest income	(9)	46	-	**3,2**
Other finance income	-	-	-	
Fees and commissions income	-	13	-	**1,5**
Fees and commissions expense	-	-	-	**(2**
Net trading income	7	-	-	**6**
Other operating income	-	-	-	**2**
	7	13	-	**2,**
Total operating income	(2)	59	-	**5,5**
Administrative expenses:				
Staff	-	-	-	**(1,5**
Premises	-	-	-	**(3**
Other	-	-	-	**(7**
Depreciation and amortisation	-	-	-	**(2**
Total operating expenses	-	-	-	**(2,8**
Operating profit before provisions	(2)	59	-	**2,6**
Impairment losses on loans and advances	-	(76)	-	**(2**
Amounts written off fixed assets	-	-	-	**(**
Operating profit before taxation	(2)	(17)	-	**2,2**
Taxation	-	-	6	**(6**
Operating profit after taxation	(2)	(17)	6	**1,6**
Minority interest	9	-	-	**(**

Profit for the period attributable to shareholders	7	(17)	6	**1,5**
Dividends on other equity interests	-	-	-	**(1**
Dividends on ordinary equity shares	-	-	-	**(6**
Retained profit	7	(17)	6	**8**

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

RECONCILIATION OF INCOME STATEMENT
For six months ended 30 June 2004

	Reviewed IFRS 6 months ended 30.06.04 $m	Debt/ Equity $m	Effective yield $m	Derivativ Hedg [illegible]
Interest and similar income	2,568	-	5	([illegible]
Interest expense and similar charges	(1,017)	16	1	
Net interest income	1,551	16	6	([illegible]
Other finance income	3	-	-	
Fees and commissions income	793	-	(18)	
Fees and commissions expense	(130)	-	19	
Net trading income	333	8	-	
Other operating income	175	-	-	
	1,171	8	1	
Total operating income	2,725	24	7	([illegible]
Administrative expenses:				
Staff	(793)	-	-	
Premises	(158)	-	-	
Other	(336)	-	3	([illegible]
Depreciation and amortisation	(123)	-	-	
Total operating expenses	(1,410)	-	3	([illegible]
Operating profit before provisions	1,315	24	10	([illegible]
Impairment losses on loans and advances	(139)	-	-	
Income from joint venture	-	-	-	
Amounts written off fixed assets	(69)	-	-	
Operating profit before taxation	1,107	24	10	([illegible]
Taxation	(331)	-	-	
Operating profit after taxation	776	24	10	([illegible]
Minority interest	(20)	-	-	
Profit for the period attributable to shareholders	756	24	10	([illegible]
Dividends on other equity interests	(29)	(22)	-	
Dividends on ordinary equity shares	(429)	-	-	
Retained profit	298	2	10	([illegible]

	Asset classification/ fair values $m	Impairment $m	Tax $m	**Pro-for[illegible] 6 mon[illegible] end[illegible] 30.06.[illegible]**
Interest and similar income	(4)	26	-	**2,[illegible]**
Interest expense and similar charges	(4)	-	-	**(1,0[illegible]**
Net interest income	(8)	26	-	**1,[illegible]**
Other finance income	-	-	-	
Fees and commissions income	-	4	-	**[illegible]**
Fees and commissions expense	-	-	-	**(1[illegible]**
Net trading income	(9)	-	-	**[illegible]**
Other operating income	-	-	-	**1[illegible]**
	(9)	4	-	**1,[illegible]**
Total operating income	(17)	30	-	**2,[illegible]**
Administrative expenses:				
Staff	-	-	-	**(7[illegible]**
Premises	-	-	-	**(1[illegible]**
Other	-	-	-	**(3[illegible]**
Depreciation and amortisation	-	-	-	**(1[illegible]**
Total operating expenses	-	-	-	**(1,4[illegible]**
Operating profit before provisions	(17)	30	-	**1,[illegible]**
Impairment losses on loans and advances	-	2	-	**(1[illegible]**
Income from joint venture	-	-	-	
Amounts written off fixed assets	-	-	-	**([illegible]**
Operating profit before taxation	(17)	32	-	**1,1[illegible]**
Taxation	-	-	(2)	**(3[illegible]**
Operating profit after taxation	(17)	32	(2)	**[illegible]**

Minority interest	4	-	-	(
Profit for the period attributable to shareholders	(13)	32	(2)	7
Dividends on other equity interests	-	-	-	(
Dividends on ordinary equity shares	-	-	-	(4
Retained profit	(13)	32	(2)	2

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

RECONCILIATION OF EQUITY
At 1 January 2004

	Audited IFRS 01.01.04 $m	Debt/ equity $m	Effective yield $m	Derivatives/ hedging $m	Asset classification/ fair values $m	Impairment $m	Tax $m	P for IF 01.01.
Equity								
Share capital, share premium and redemption reserve	3,768	(349)	-	-	-	-	-	**3,4**
Other components of equity	-	877	-	-	-	-	-	**8**
AFS reserve	-	-	-	-	227	-	(47)	**1**
Cash flow/hedge reserve	-	-	-	-	-	-	-	
Premises revaluation	57	-	-	-	-	-	-	
Own shares held in ESOP Trusts	(60)	-	-	-	-	-	-	**(6**
Retained earnings	4,182	72	86	114	(34)	59	(72)	**4,4**
Minority interest	620	-	-	-	(129)	-	-	**4**
	8,567	600	86	114	64	59	(119)	**9,3**

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

SUMMARISED ASSET CLASSIFICATIONS
At 31 December 2004 and 30 June 2004

	Held to maturity $m	Originated $m	Available for sale $m	Trading $m	Designated at fair value $m	Pro-for 31.12 Tc
Treasury bills and other eligible bills	57	-	3,881	1,120	244	5,3
Loans and advances to banks	-	16,508	-	894	-	17,4
Loans and advances to customers	-	72,101	6	144	49	72,3
Debt securities	983	343	26,272	3,894	1,609	33,1
Equity shares	-	-	292	12	-	3
	1,040	88,952	30,451	6,064	1,902	128,4

	Held to maturity $m	Originated $m	Available for sale $m	Trading $m	Designated at fair value $m	Pro-fo 30.0 T
Treasury bills and other eligible bills	127	-	5,119	740	549	6,
Loans and advances to banks	-	15,910	-	1,478	-	17,
Loans and advances to customers	-	63,694	-	288	-	63,
Debt securities	973	294	23,751	2,999	1,079	29,
Equity shares	-	-	206	-	-	
	1,100	79,898	29,076	5,505	1,628	117,

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

SEGMENTAL INFORMATION BY GEOGRAPHIC SEGMENT
For the year ended 31 December 2004

Audited IFRS	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	I
Operating income	1,406	513	270	825	
Operating expenses	(658)	(228)	(145)	(518)	(2
Operating profit before provision	748	285	125	307	
Charge for debts	(125)	(33)	(2)	(40)	
Impairment/other	-	-	-	-	
Operating profit before taxation	623	252	123	267	
IAS 32/39 adjustments					
Operating income	10	4	25	10	
Operating expenses	(4)	(4)	(2)	(6)	

Operating profit before provision	6	-	23	4	
Impairment losses on loans and advances	13	(4)	(26)	(35)	
Impairment/other	-	-	-	-	
Operating profit before taxation	19	(4)	(3)	(31)	
Pro-forma					
Operating income	1,416	517	295	835	
Operating expenses	(662)	(232)	(147)	(524)	(2
Operating profit before provision	754	285	148	311	
Impairment losses on loans and advances	(112)	(37)	(28)	(75)	
Impairment/other	-	-	-	-	
Operating profit before taxation	642	248	120	236	

Audited IFRS	UAE $m	MESA Other $m	Africa $m	US, UK & Group $m	T
Operating income	271	377	584	670	5,
Operating expenses	(100)	(170)	(360)	(418)	(2,8
Operating profit before provision	171	207	224	252	2,
Charge for debts	(1)	(1)	(12)	22	(2
Impairment/other	-	-	-	(70)	
Operating profit before taxation	170	206	212	204	2,
IAS 32/39 adjustments					
Operating income	(1)	1	6	43	
Operating expenses	(1)	(1)	(5)	(15)	
Operating profit before provision	(2)	-	1	28	
Impairment losses on loans and advances	(5)	(6)	(8)	3	
Impairment/other	-	-	-	-	
Operating profit before taxation	(7)	(6)	(7)	31	
Pro-forma					
Operating income	270	378	590	713	5,
Operating expenses	(101)	(171)	(365)	(433)	(2,8
Operating profit before provision	169	207	225	280	2,
Impairment losses on loans and advances	(6)	(7)	(20)	25	(
Impairment/other	-	-	-	(70)	
Operating profit before taxation	163	200	205	235	2,

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

SEGMENTAL INFORMATION BY CLASS OF BUSINESS
For the year ended 31 December 2004

	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated $m
Audited IFRS			
Total operating income	2,700	2,574	108
Total operating expenses	(1,400)	(1,426)	(23)
Operating profit before provisions	1,300	1,148	85
Charge for debts	(242)	28	-
Amounts written off fixed assets	-	(1)	(67)
Operating profit before taxation	1,058	1,175	18
IAS32/39 adjustments			
Total operating income	73	45	-
Total operating expenses	(17)	(22)	-
Operating profit before provisions	56	23	-
Impairment losses on loans and advances	(53)	(23)	-
Amounts written off fixed assets	-	-	-
Operating profit before taxation	3	-	-
Pro-forma			
Total operating income	2,773	2,619	108
Total operating expenses	(1,417)	(1,448)	(23)
Operating profit before provisions	1,356	1,171	85
Impairment loss on loans and advances	(295)	5	-
Amounts written off fixed assets	-	(1)	(67)
Operating profit before taxation	1,061	1,175	18

STANDARD CHARTERED PLC – PRO-FORMA FINANCIAL STATEMENTS (continued)

EARNINGS PER ORDINARY SHARE

	12 months ended 31.12.04			6 months ended 30.06.04		
Earnings per Ordinary Share	IFRS Profit $m	Average number of shares ('000)	Cents per share	IFRS Profit $m	Average number of shares ('000)	p
Basic earnings per ordinary share	1,493	1,172,921	127.3	717	1,170,699	
Effect of dilutive potential ordinary shares:						
Convertible bonds	12	34,488		9	34,488	
Options	-	3,444		-	2,252	
Diluted earnings per ordinary share	1,505	1,210,853	124.3	726	1,207,439	

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis.

The following table shows the calculation of normalised earnings per share, i.e. based on the Group's results excluding amounts written off fixed assets, profits/losses of a capital nature and profits/losses on repurchase of capital instruments.

	12 months ended 31.12.04 $m
Profit attributable to ordinary shareholders, as above	1,493
Profit on sale of shares in - KorAm	(95)
- Bank of China	(36)
Premium and costs paid on repurchase of subordinated debt	23
Cost of Hong Kong incorporation	18
Tsunami donation	5
Profit on sale of tangible fixed assets	(4)
Profit on disposal of subsidiary undertakings	(4)
Amounts written off fixed assets	68
Normalised earnings	1,468
Normalised earnings per ordinary share	125.2c

STANDARD CHARTERED PLC

ACCOUNTING POLICIES AS REVISED UNDER IFRS

The following is a summary of Standard Chartered PLC's new Group accounting policies under IFRS. Where policies have changed under IFRS this is indicated by *. No adjustments have been made for any changes in estimates made at the time of approval of the UK GAAP financial statements.

Basis of accounting

As set out on page 4 in the Basis of Preparation, the restated financial information has been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as endorsed by the EU or expected to be applicable at 31 December 2005.

Critical accounting policies

Standard Chartered PLC's management considers the following to be the most important accounting policies in the context of the Group's operations.

1 Accounting convention*

The Company and Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as required by European Directives. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets and dealing positions.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

2 Consolidation *

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

a) Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b) Interest in Joint Ventures *

Interests in jointly controlled entities are recognised using proportionate consolidation whereby the assets, liabilities, income and expenses are combined line by line with similar items in the Group's financial statements.

3 Foreign currency translation*

a) Functional and presentation currency items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency').

The consolidated financial statements are presented in US dollars, which is the Group's functional and presentation currency.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the

STANDARD CHARTERED PLC

ACCOUNTING POLICIES AS REVISED UNDER IFRS (continued)

presentation currency are translated into the presentation currency as follows.

i) assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date.

ii) income and expenses for each income statement are translated at average exchange rates; and

iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

4 Sale and repurchase agreements*

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.

5 Intangible assets*

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill on acquisitions of associates is included in 'investments in associates'. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

b) Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives (three to five years).
Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

6 Property, plant and equipment*

Land and buildings comprise mainly branches and offices. All property, plant and equipment is stated at cost less depreciation. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	up to 50 years
Leasehold improvements	life of lease, up to 50 years
Equipment and motor vehicles	3 to 15 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are included in the income statement.

7 Leases*

a) Where a Group company is the lessee

The leases entered into by the Group are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

STANDARD CHARTERED PLC

ACCOUNTING POLICIES AS REVISED UNDER IFRS (continued)

b) Where a Group company is the lessor

When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

8 Cash and cash equivalents*

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including: cash and balances with central banks, treasury bills and other eligible bills, loans and advances to banks, amounts due from other banks and short-term government securities.

9 Provisions

Provisions for restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

10 Employee benefits

a) Pension obligations

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives. Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

b) For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

b) Share-based compensation *

The Group operates equity-settled, share-based compensation plan with specific cash settled elements. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

11 Deferred income tax*

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted
or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The principal temporary differences arise from

depreciation of property, plant and equipment, revaluation of certain financial
assets and liabilities including derivative contracts, provisions

STANDARD CHARTERED PLC

ACCOUNTING POLICIES AS REVISED UNDER IFRS (continued)

for pensions and other post-retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax related to items which are charged or credited directly to equity, is credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

12 Borrowings*

Borrowings are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Preference shares, which carry a mandatory coupon, or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in net trading income.

13 Share capital*

a) Share issue costs

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

b) Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders. Dividends for the year that are declared after the balance sheet date are dealt with in the subsequent events note.

c) Treasury shares

Where the Company or other members of the consolidated Group purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

14 Fiduciary activities*

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

15 Bad and doubtful debts

Provisions for bad and doubtful debts are held in respect of loans and advances, including cross border exposures. The provisions comprise two elements – specific and general.
Provisions against loans and advances are based on an appraisal of the loan portfolio. Specific provisions are made where the repayment of identified loans is in doubt and reflect an estimate of the amount of loss expected. The general provision is for the inherent risk of losses which, although they have not been separately identified, are known from experience to be present in any loan portfolio and to other material uncertainties where specific provisioning is not appropriate. The amount of the general provision reflects past experience and judgements about current conditions in particular locations or business sectors.

Provisions are made against cross border exposures where a country may experience or has experienced external liquidity problems and doubts exist as to whether full recovery will be achieved.

STANDARD CHARTERED PLC

ACCOUNTING POLICIES AS REVISED UNDER IFRS (continued)

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable.

Interest on loans and advances is accrued to income until such
time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

16 Debt Securities, Equity Shares and Treasury Bills

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Group's activities are classified as investment securities. They include portfolios of securities held in countries where the Group is required to maintain a stock of liquid assets. Investment securities are stated at cost less any provision for permanent diminution in value. The cost of dated investment securities is adjusted to reflect the amortisation of accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as dealing securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

17 Off-Balance Sheet Financial Instruments

Off-balance sheet financial instruments are valued with reference to market prices and the resultant profit or loss is included in the profit and loss account, except where the position in the instrument has been designated as a hedge when the profit or loss resulting from marking them to market is dealt with in the same way as the accounting treatment applied to the position hedged.

Trading positions are valued at market rates, and non-trading positions are valued on the same basis as the items being hedged. Netting occurs where transactions with the same counterparty meet the following requirements. The balances must be determinable and in freely convertible currencies, the Standard Chartered entity can insist on net settlement, and this ability is beyond doubt.

18 Fees and commissions

Fees or commissions which represent a payment for a service provided in setting up a transaction, are credited to the profit and loss account once they are receivable.

Fees or commissions which in substance amount to an additional interest charge, are recognised over the life of the underlying transaction on a level yield basis.

STANDARD CHARTERED PLC

ADDITIONAL ACCOUNTING POLICIES RELATING TO PRO-FORMA FINANCIAL INFORMATION

The pro-forma financial information has been prepared using the same accounting policies as set out in appendix 4 with the exception that the following policies have been amended by the application of IAS32 and IAS39 (as endorsed by the EU) as set out in this Appendix:

- Bad and Doubtful Debts
- Debt Securities, Equity Shares and Treasury Bills
- Off Balance Sheet Financial Instruments
- Fees and Commissions

1 Derivative financial instruments and hedge accounting*

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

2 Interest income and expense*

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of

parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

STANDARD CHARTERED PLC

ADDITIONAL ACCOUNTING POLICIES RELATING TO PRO-FORMA FINANCIAL INFORMATION (continued)

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3 Fee and commission income*

Fees and commissions are generally recognised on an accrual basis when the service has been provided. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts, usually on a time-apportionate basis.

4 Financial assets*

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable.

c) Held-to-maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available for sale.

d) Available-for-sale

Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity

through profit or loss, held to maturity and available for
sale are recognised on trade- date – the date on which
the Group commits to purchase or sell the asset. Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss account. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity should be recognised in profit or loss. However, interest calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the entity's right to receive payment is established.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

5 Offsetting financial instruments*

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

6 Impairment of financial assets*

a) Assets carried at amortised cost

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if,

prices.

Purchases and sales of financial assets at fair value

and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

STANDARD CHARTERED PLC

ADDITIONAL ACCOUNTING POLICIES RELATING TO PRO-FORMA FINANCIAL INFORMATION (continued)

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group's grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due
according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the Group and historical loss experience for assets with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

Estimates of changes in future cash flows for groups of assets should reflect and be directionally consistent with changes in related observable data from period to period (for example, changes in unemployment rates, property prices, payment status, or other factors indicative of changes in the probability of losses in the group and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

b) Assets carried at fair value

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

7 Impairment of financial assets

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:09 11-May-05
Number	1653M

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

KAIKHUSHRU NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE BY MR NARGOLWALA OF AN AWARD MADE UNDER THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN AND SALE OF SHARES TO COVER THE TAX LIABILITY

7) Number of shares/amount of stock acquired:

35,470

8) Percentage of issued class:

0.0027%

9) Number of shares/amount of stock disposed:

11,879

10) Percentage of issued class:

0.0009%

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH FULLY PAID

12) Price per share:

£9.655

13) Date of transaction:

10 MAY 2005

14) Date company informed:

10 MAY 2005

15) Total holding following this notification:

172,281

16) Total percentage holding of issued class following this notification

0.013%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 11 MAY 2005

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Korea First Bank Q1 Results
Released	09:52 10-May-05
Number	0911M

Announcement by Korea First Bank of its Q1 2005 Results

On 15 April 2005, Standard Chartered PLC ("the company") announced that it had completed the acquisition of Korea First Bank.

The following is a copy of an announcement released today by Korea First Bank, reporting their results for the first quarter ended 31 March 2005.

The Company is issuing this announcement for information purposes only.

"Korea First Bank reports 1Q net income of KRW42 billion compared with KRW28 billion in 1Q 2004

- **Income before tax increases 33.2% to KRW53.4 billion in 1Q 2005 from KRW40.1 billion in 1Q 2004**
- **Following acquisition by Standard Chartered long term credit rating improves three notches to A- by S&P and two notches to A by Fitch**
- **NPL ratio of 1.37% at March 31, 2005**
- **Strong BIS capital ratio of 11.73%**
- **Record pricing for EUR500 million MBS issuance**

Korea First Bank today announced net income of W42.0 billion for 1Q 2005, an improvement of W14.0 billion, or 50%, from 1Q 2004. The 1Q 2005 results reflect continued improvement in the credit environment in Korea with the total provision for credit losses improving W35.2 billion, driving an increase in net operating income of KRW22.3 billion or 55.3%.

Average interest earning assets grew KRW3.7 trillion to KRW39.2 trillion in 1Q 2005 from KRW35.5 trillion in 1Q 2004 driven by continued growth in mortgage lending which grew KRW4.2 trillion, or 35% to KRW16.0 trillion (growth analysis excludes the average balance of securitized assets of KRW1.7 trillion which were originated and are managed by the Bank). Net interest margin decreased to 2.11%, from 2.38% in 1Q 2004, due to the decreasing interest rate environment coupled with growth of lower risk mortgage lending. Total revenue of KRW252.7 billion in 1Q 2005 decreased compared with KRW261.7 billion in 1Q 2004 as a 10.3% increase in average interest earning assets was offset by a 27 basis point decrease in the net interest margin.

Net fee income decreased KRW2.5 billion, or 4.9%, to KRW48.7 billion in 1Q 2005 as a result of a provision for potential claims which are netted against fee income. There were increases in servicing fees, foreign exchange income and guarantee fees; however, card fees decreased due to a reduction in card spending brought about by the Bank's prudent approach to unsecured lending in a market which is still recuperating from the credit card crisis. Operating expenses increased by a modest KRW4.0 billion, or 2.6%, to KRW 156.1 billion in 1Q 2005 and provisions for credit losses more than halved to KRW34.1 billion primarily from improvements in card receivables and unsecured consumer loans. Income before tax increased by KRW13.3 billion, or 33.2%, to KRW53.4 billion in 1Q 2005 after the effect of non operating expenses which included losses on the sales of NPLs of KRW7.9 billion. The Bank's NPL sales program facilitates the sale of unsecured consumer NPLs maintaining the Bank's clean balance sheet.

The first quarter saw Standard Chartered Bank acquire KFB after its successful turnaround and return to profitability. Standard Chartered has demonstrated its commitment to Korea with the investment in KFB being both the largest foreign direct investment into the Korean financial services industry as well as the biggest acquisition in the history of Standard Chartered Bank. "We will build our growth with consumers and corporations on strong relationships, product innovation and service excellence. Korean companies will be able to use our network in 56 countries around the world benefiting from our long presence and in depth knowledge of the environments. Standard Chartered's success is based on balanced wholesale and consumer banking growth. We will bring our business model to our Korean operations as well," said John Filmeridis, the Bank's new President and Chief Executive Officer. Since the acquisition, KFB's long term credit rating has improved three notches to A- by Standard & Poor's and two notches to A by Fitch.

KFB remains one of the best capitalized financial institutions in Korea with a tier 1 capital ratio of 7.22% and a total capital adequacy ratio of 11.73% at March 31, 2005. These levels are appreciably higher than the regulatory requirements for well-capitalized institutions, notwithstanding the strong asset growth during the year. The maintenance of appropriate levels of capital is a management priority as capital provides a solid foundation for the future anticipated asset growth and promotes depositor and investor confidence.

During the past year KFB has continued its focus on mortgage lending concentrating on product innovation with a view of meeting customer needs. This continued focus and innovation has resulted in further growth in total mortgage loans which increased by 45% to KRW18.1 trillion as of March 31, 2005 (including loans securitized in the Bank's four mortgage-backed securities issuances). This growth has built a strong foundation for growth in profitability into the future and has also provided the basis of the Bank's mortgage backed securities ("MBS") issuance program. In its MBS issuance program the Bank utilizes its mortgage assets to generate funding at competitive rates while at the same time contributing to effective asset liability management. During the past quarter the Bank completed its fourth mortgage backed securities issuance pricing EUR500 million of AAA rated, MBIA wrapped securities at Euribor+13bps comparing very favourably to European, UK and Australian issues.

Korea First Bank is the nation's 7th largest bank with total assets of KRW44.1 trillion at March 31, 2005. It has over 3.5 million customers served through its nationwide network of 406 branches and 3 overseas units.

Key financial indicators:

Banking A/C

			Better / (Worse)	
Won in Billions / %	**1Q 2005**	**1Q 2004 ***	**Amt**	**%**
Net interest income	204.0	210.4	(6.4)	(3.0)
Net fees and commissions	48.7	51.2	(2.5)	(4.9)
Total revenue	252.7	261.7	(9.0)	(3.4)
Operating expense	156.1	152.1	(4.0)	(2.6)
Operating margin	96.6	109.6	(13.0)	(11.9)
Provision for credit losses	34.1	69.3	35.2	50.8
Net operating income	62.6	40.3	22.3	55.3
Net non-operating income/(expense)	(9.1)	(0.2)	(8.9)	N/M
Income before income tax	53.4	40.1	13.3	33.2
Current income tax expense	19.5	0.2	(19.3)	N/M

Deferred income tax expense/(benefit)	(8.0)	11.9	19.9	167.2
Income tax expense/(benefit)	11.5	12.1	0.6	5.0
Net income	**42.0**	**28.0**	**14.0**	**50.0**

* Certain reclassifications and changes in statement format have been made to the 1Q 2004 financial statements to conform with Korean GAAP and internal policy changes as detailed in the 2004 annual report and accounts."

For further information please contact:

Cindy Tang, Head of Media Relations

+44 20 7280 6170

Romy Murray, Head of Investor Relations

+44 20 7280 7245

Betty Ku, Head of Corporate Affairs, Hong Kong

Tel +852 2821 1310

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Result of AGM
Released	17:41 05-May-05
Number	9610L

RESULT OF AGM

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Thursday 5 May 2005

Standard Chartered PLC announces the result of voting on the resolutions at its Annual General Meeting held on Thursday 5 May 2005, as set out in the AGM notice.

Each of the resolutions was passed by the required majority. Resolutions 1 - 14 as ordinary resolutions and Resolutions 15 – 18 as special resolutions were passed on a show of hands.

Details are set out below of the proxy votes received by Standard Chartered PLC before the AGM in respect of all resolutions.

A copy of the resolutions put to shareholders at the AGM today has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

PROXIES RECEIVED IN RESPECT OF AGM RESOLUTIONS

	Resolution	For	Against	Vote Withheld
1.	To receive the report and accounts	182,908,595	665,222	986,119
2.	To declare the final dividend	183,846,436	106	713,509
3.	To approve the directors' remuneration report	176,355,156	1,925,704	6,278,617
4.	To elect Miss V Gooding as a director	181,208,430	583,506	2,768,588
5.	To elect Mr O H J Stocken as a director	172,681,615	661,634	11,219,322
6.	To re-elect Sir CK Chow as a director	183,602,366	185,371	772,545
7.	To re-elect Mr Ho KwonPing as a director	178,876,400	1,353,364	4,331,753
8.	To re-elect Mr R H Meddings as a director	182,974,894	812,006	773,413
9.	To re-elect Mr K S Nargolwala as a director	182,975,257	813,333	771,692
10.	To re-elect Mr H E Norton as a director	182,846,646	935,036	777,690
11.	To re-appoint the auditor	172,218,728	9,327,616	3,013,937
12.	To authorise the directors to set the			

auditor's fees	183,433,556	367,387	759,182
13. To authorise the directors to allot shares	177,339,379	3,974,922	3,245,915
14. To extend the authority to allot shares	180,358,016	3,376,743	824,691
15. To disapply pre-emption rights	182,926,041	1,517,694	116,546
16. To authorise the Company to buy back its ordinary shares	182,208,331	1,609,237	742,662
17. To authorise the Company to buy back its preference shares	180,046,849	3,692,451	820,983
18. To adopt new articles of association	175,351,255	2,506,731	6,557,565

N.B. In accordance with the Company's Articles of Association, on a poll every member shall have one vote for every four shares held.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	AGM Statement
Released	11:50 05-May-05
Number	9000L

STANDARD CHARTERED PLC AGM

5 May 2005

The Meeting will deal with the proposed Resolutions as outlined in the Notice of Annual General Meeting issued to shareholders dated 14 March 2005 and will provide a summary of the business and final performance of the Group in 2004.

Excerpts from the speeches to be made to shareholders by Bryan Sanderson, Chairman, and Mervyn Davies, Group Chief Executive at the Annual General Meeting, being held today at 12.00 noon in London.

Bryan Sanderson

'I am proud to report on another strong performance by the Group.

As a result, the Board is recommending a full-year dividend of 57.5 cents; marking a decade of dividend increases of 10 per cent or more.

We had a good year in 2004, with improvement in every one of our key financial metrics: revenues grew 13 per cent; earnings per share were up 40 per cent; and importantly, we have achieved our goal of increasing Return on Equity from 12 per cent in 2001 to 20 per cent last year.

For the first time, the Group's pre tax profits exceeded US$2 billion. We have nearly doubled our profits in three years. Each of the consumer and wholesale businesses achieved operating profit in excess of US$1 billion, and almost every geography and product category contributed to this growth.

This means we are providing strong, broadly based returns today, and building a sustainable business for the future, and that future looks very strong indeed.

The economies in our markets are continuing to grow. China and India are increasing in global prominence and their impact now reaches across Asia, Africa and the Middle East, where trade is forecast to increase 12 per cent this year.

We are well-positioned to benefit from the development of all these countries.

Our primary focus is on organic growth, and will remain so, and we have made a number of focused acquisitions to build a bigger presence and to complement our organic expansion.

The criteria for acquisitions are:

- They must deliver shareholder value;
- They must offer an optimal trade off between resources and organic opportunities;
- They must allow us to do something we could not do otherwise.

Our recent acquisitions fall broadly into two categories:

- Relatively smaller, 'additive' transactions, such as last year's:
  - PrimeCredit in Hong Kong;
  - the ANZ project finance portfolio; and
  - the clientele and branch network of Sumitomo Mitsui Banking Corporation in India.
- And, this year:
  - the purchase of the remaining 25 per cent shareholding in Standard Chartered Nakornthon Bank in Thailand, bringing our stake to almost 100 per cent;
  - and most recently, the acquisition of a six per cent stake in Travelex, the world's largest non-bank foreign exchange specialist;
- And those more substantial transactions, such as:
  - PT Bank Permata in Indonesia
  - Bohai Bank in China
  - And, of course, Korea First Bank, or KFB

These are already starting to prove the value of their contribution to our network and business. The potential they add to the continuing growth of our franchise is immense, and none more so than KFB.

We are very pleased to report that we completed the acquisition of KFB on 15 April. It is an enormous tribute to our staff that all the formalities were completed in only 3 months.

Korea is the world's tenth largest economy, the third largest in Asia. It's a market with an increasing appetite for consumer and wholesale banking products. Our existing business in Korea is growing, but to really take advantage of the opportunities in this important market, we need a solid platform to build real scale and market share.

KFB gives us this platform. It has over 400 branches, and more than three million customers. Put in context, that's about the same number as the adult population of Singapore.

The successful integration of KFB will help us achieve our goal even greater returns for our shareholders. Looking closely at the business, we are confident our acquisition will be earnings per share accretive as early as 2006. We are also confident it will prove a boost to our business performance, and that the team will execute as well on this integration as they did on the acquisition process.

We have shown in the past year that we can deliver performance and outmanoeuvre the competition. Delivery and performance are the keys, and you can be assured your Board will be monitoring both these factors carefully. In that context, we continue to improve and strengthen corporate governance.

Under the leadership of Mervyn Davies, our Group Chief Executive, and the management team, the Group has pursued – and achieved – ambitious goals. The performance of the Group also reflects the compliance culture and robust risk management they have embedded.

As I have said before, it is my strongly held view that good performance and good

governance reinforce each other. In my role as Chairman I will continue to make sure we get our corporate governance right.

A key part is building a strong Board that successfully combines relevant but varied experience and skills.

During 2004, I announced the appointments of three new high-calibre Non-Executive Directors: Jamie Dundas, Oliver Stocken and Val Gooding. Their appointments extend the skills base of the Board in finance and retail, and add further to its diversity.

Jamie Dundas is a member of the Audit and Risk Committee. His career includes high level experience in Hong Kong, our largest market, and a strong background in banking.

Oliver Stocken sits on the Board Remuneration Committee. He has a strong banking and finance background. His Deputy Chairmanship of 3i plc adds to the wide range of experience he brings to the Board.

Val Gooding is Chief Executive of BUPA. She was previously the Marketing Director for British Airways and has a deep understanding of consumer markets and brand management. Her skills add strength to the knowledge base of the Board.

As Standard Chartered increases in scale and complexity, the Board has a vital role to play in the progressive updating of the governance and structure of the Group – especially with the escalating regulatory requirements. I believe we now have a Board that provides the right balance of support and challenge to the bank's senior management.

Closely allied to corporate governance is the concept of good corporate citizenship. We have a responsibility for the type of business we do, and to the communities we serve.

Our two global projects are Seeing is Believing and Living with HIV. These were chosen because our involvement really does make a difference – to lives and to livelihoods.

On World Sight Day in 2004, we set ourselves a new target for Seeing is Believing, to raise enough funds in three years for 1 million sight restorations. We have since raised 20 per cent of our target and there is great enthusiasm in our markets.

Our Living with HIV campaign is not only the right thing to do, it is also of real commercial significance helping us to maintain a healthy, stable workforce. Regrettably, HIV/AIDS is an important issue in many countries where we operate. Living with HIV is predominantly an educational project, and its aims are to spread understanding of this terrible disease. We want to ensure our people have access to the knowledge they need to protect themselves, their families, and the communities where they live.

We are proud of our contribution. We believe it is integral to our success in our markets.

So, we had a good year in 2004 and we have good revenue momentum. We're in the right markets, where we've grown our businesses and increased our geographic reach. We have built a stronger and better run bank.

As the Board looks at the Group, we see a vibrant performance culture, with the right strategies and the right people to sustain our continuing drive to increase shareholder value.

We're in great shape, and looking forward to a good year ahead.

Thank you, ladies and gentlemen, for your support.'

Mervyn Davies

'I am proud of our achievements in 2004. As Bryan outlined, we had a very good year. We were also delighted with shareholder support for our acquisition of KFB. We look forward to making this important acquisition an integral and successful part of the bank.

Over the past 3 years, we've had a focused agenda, which we've executed well.

- Setting ambitious goals and delivering against them year on year;
- Fixing and strengthening the infrastructure of the Group;
- Building a leading risk management capability;
- And we've also re-invigorated our brand and drawn tremendous engagement from staff;
- And finally, we've developed and deepened the talent in our company to drive performance forward.

In summary, we are a Group that has delivered on its promises. We have had the strongest performance in the bank's history. There is even more to go for.

We have two robust businesses delivering excellent results, and they are expanding in our geographies – like Korea and China; and in our global products and services – capturing even more from the trade corridors across our network. Everywhere we look in our markets, we see great opportunities – great energy.

Looking forward there is no doubt that China, India and Korea will play a key role in our future. Growth opportunities abound, but we do face a challenging industry environment.

We see five global themes for our industry:

1. Liquidity is high, resulting in high prices and lower margins. Everything from emerging market bonds to housing prices is reflecting this;
2. The credit environment is currently benign, reflecting the booming world economy, but deceleration is possible in the second half of this year;
3. The US Dollar is weak, and there is continuing pressure for further falls;
4. Some of our markets, like Singapore and India, are experiencing margin compression;
5. And, as the tsunami showed us, we cannot ignore the possibility of a major disruption from an unexpected event.

But the Group is well-positioned in our markets. Both our Consumer and Wholesale banking businesses have good revenue momentum, which is continuing this year. We have robust controls, and are in the right markets – growing markets.

Standard Chartered is in good health. We are optimistic about the future and confident that we can continue building our track record for good performance.

Thank you for your support as shareholders.'

For further information, please visit www.standardchartered.com, or contact:

Paul Marriage, Head Corporate Communications

Tel +44 20 7280 7163 Mobile +44 7909 687 366
Paul.Marriage@uk.standardchartered.com

Cindy Tang, Head, Media Relations
Tel +44 20 7280 6170 Mobile +44 7799 868 246
Cindy.Tang@uk.standardchartered.com

Bethy Tam, Regional Head Corporate Affairs
Tel +852 2820 3812
Bethy.Tam@hk.standardchartered.com

Betty Ku, Head Investor Relations, Asia Pacific
Tel +852 2821 1310
Betty.Ku@hk.standardchartered.com

-

Note to Editors:
Standard Chartered – leading the way in Asia, Africa and the Middle East

Following the acquisition of Korea First Bank, Standard Chartered now employs 38,000 people in 950 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. Standard Chartered is one of the world's most international banks, with employees representing 80 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its

commitment to making a difference in the communities in which it operates.

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Travelex Partnership
Released	09:30 28-Apr-05
Number	6404L

TO CITY EDITORS

FOR IMMEDIATE RELEASE

Standard Chartered announces partnership with Travelex

International bank takes stake in Travelex, plans business cooperation

Thursday, 28 April 2005, London - Standard Chartered and Travelex Group announced today that Standard Chartered will acquire a minority stake in Travelex.

On 25 February 2005, a consortium led by funds advised by Apax Partners signed an agreement to acquire a majority shareholding in Travelex, the world's largest non-bank foreign exchange specialist. Standard Chartered will join this consortium, acquiring six per cent of Travelex. It will be represented on the Board of the ultimate holding company.

Commenting on the transaction, Mervyn Davies, Group Chief Executive of Standard Chartered said, "This is a great business opportunity to support the organic growth of our franchise. We have identified a number of synergies in products and channels that will enable us to achieve growth in our foreign exchange and SME businesses, while expanding the Travelex product range in our markets.

"Working with Travelex is another step in our drive to deliver to our customers an unbeatable selection of products and services."

Standard Chartered provides a wide range of Consumer and Wholesale Banking financial products and services. A leader in its markets of Asia, Africa and the Middle East, the Group has identified opportunities to cooperate with Travelex on SME and retail foreign exchange products in Asia, and on SME business and trade products in the Middle East.

The cooperation between Standard Chartered and Travelex would pair two strong brands with complementary products and services. The companies are looking at joint provision of foreign exchange services, and the provision of Standard Chartered's banking services to Travelex clients. Both are also excited by the possibilities of new distribution networks and the opportunities for trade and payments.

Lloyd Dorfman, Chairman and Chief Executive of Travelex, said: "We are delighted with today's announcement. We are looking to accelerate our organic growth and geographical expansion. I believe that there are significant opportunities to grow Travelex's business in Asia, Africa, and the Middle East. These are regions where Standard Chartered has a strong network, and we are very excited to have them partnering us as we explore ways to leverage our complementary skills in these markets."

Travelex is the world's largest non-bank foreign exchange specialist and is a global brand. The Travelex Group has offices in 35 countries and corporate relationships in 110 countries, and serves over 29 million customers each year.

Stephen Green and Stephan Wilcke who together led the deal for Apax Partners said: "Standard Chartered as a strategic partner will bring tremendous value to this investment in Travelex's highest growth region. Apax Partners' funds have a successful track record of investing together with strategic partners to benefit our portfolio companies."

Apax Partners plan to close the transaction in summer 2005.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Following the acquisition of Korea First Bank, Standard Chartered now employs 38,000 people in 950 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. Standard Chartered is one of the world's most international banks, with employees representing 80 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

For further information, please visit www.standardchartered.com, or contact

Standard Chartered, Group Corporate Affairs

Paul Marriage, Head Corporate Communications

Tel +44 20 7280 7163 Mobile +44 7909 687 366

Paul.Marriage@uk.standardchartered.com

Cindy Tang, Head, Media Relations

Tel +44 20 7280 6170 Mobile +44 7799 868 246

Cindy.Tang@uk.standardchartered.com

About Travelex

Travelex is the world's largest foreign exchange specialist with over 700 retail branches and 16,000 business customers. The Group was founded in 1976 by Chairman and Chief Executive Officer, Lloyd Dorfman, and now serves over 29 million customers a year. The audited net assets for Travelex Holdings Limited at 31 December 2004 was GBP85.2 million.

Retail Services
40% of the world's airline passengers now pass through airports at which Travelex operates including the major gateways at London, New York, Hong Kong, Frankfurt and Sydney.

Travelex is the world's oldest issuer of Travellers' Cheques and now issues more *Visa* and *MasterCard* branded Travellers' Cheques than any other company. Other retail services and products range from prepaid cards and money transfer to call centre services and travel insurance (US only).

Corporate Services
Travelex is the world's largest non-bank provider of commercial foreign exchange, providing foreign exchange dealing, payments & collection services and risk solutions to over 16,000 international companies and financial institutions.

The Group is the leading global provider of outsourced travel money to banks, travel agencies and other financial institutions.

For further information, please contact

Anthony Wagerman John Antcliffe

Head of Group Marketing & Communications Smithfield Group

Tel: +44 (0)20 7400 4000 Tel: 020 7903 0665

Fax: +44 (0)20 7400 4001 Mob: 07785 391060

anthony.wagerman@travelex.com jantcliffe@smithfieldgroup.com

About Apax Partners

Apax Partners is one of the world's leading private equity investment groups, operating across Europe, Israel and the United States. With over 30 years of direct investing experience, Apax Partners' funds provide long-term equity financing to build and strengthen world-class companies. It pursues a balanced equity portfolio strategy, investing in late venture, growth capital and buy-outs.

Apax Partners' funds invest in companies across its 6 chosen global sectors of information technology, telecommunications, healthcare, media, financial/business services, and retail and consumer. Some of Apax Partners' funds other financial services investments include Global Refund, Azimut, MoneyBox, Picture Financial and Independer.

For additional information, see: www.apax.com

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Korea First Bank Directors
Released	11:07 18-Apr-05
Number	1698L

Korea First Bank Announces Additional Board Directors

Christopher Low Appointed as Chief Operating Officer

Korea First Bank announced today (April 18) that it has appointed Samsung Tesco President and Chief Executive Officer Seung-Han Lee and Standard Chartered Group Head of Corporate Affairs Tracy Clarke as directors, subject to regulatory approval.

Standard Chartered's Chief Integration Officer Christopher Low has been appointed as Chief Operating Officer.

Dr Lee and Mrs Clarke join Korea First Bank's Board, which now consists of ten members, five of whom are Koreans.

Korea First Bank Chairman Mr Kai Nargolwala said: "Dr Lee is a very respected businessman who has held a number of key management roles in Samsung Group and its overseas operations over the past 35 years. His insight and business expertise will greatly contribute to the development of Korea First Bank as a leader in Korea's financial services industry."

Mrs Clarke is an experienced international banker who has held a number of sales and key operational roles with Standard Chartered over the past 20 years. In her current role she is responsible for Standard Chartered's communication with key stakeholders and leads the Group's Reputational Risk Committee.

In his new role as Chief Operating Officer, Christopher Low will be responsible for the Bank's support functions and will work closely with Korea First Bank's President and Chief Executive Officer John Filmeridis.

Mr Filmeridis said: "I am very pleased that Chris Low will become Chief Operating Officer. He is an international banker with tremendous experience gained as Chief Executive Officer in some of Standard Chartered's large markets, including India and East Africa."

Profiles

Seung-Han Lee: Dr Seung-Han Lee, 58, is an experienced businessman who has risen through the ranks in Samsung Group over the past 35 years to take the helm of Samsung Tesco. Since joining Cheil Industries, a Samsung Group affiliate, he has held a number of major roles in Samsung Group including; London Branch Manager of Samsung Corporation, Samsung Corporation Managing Director, Vice President of Samsung Group Chairman's Office, and President and Chief Executive Officer of Samsung Corporation. He

has been heading Samsung Tesco, a joint venture of Samsung Corporation and U.K.-based retailer Tesco, since 1999.

A graduate of Yongnam University in Korea majoring in business management, Dr Lee holds a master degree and Ph.D in urban planning at Hanyang University.

Tracy Clarke: Tracy Clarke is an experienced banker who has held a number of sales and key operational roles with Standard Chartered over the past 20 years. She is currently Group Head of Corporate Affairs where she holds responsibility for the Bank's profile and engagement with key stakeholders, including investors, employees, governments and the media. She also leads the Group's Reputational Risk Committee. Prior to this, Mrs Clarke was Head of the Group Chief Executive's Office.

Mrs Clarke holds a Masters of Business Administration from Henley Management College and is an Associate of the Chartered Institute of Bankers.

Christopher Low: Mr Low, 45, is an experienced international banker who is heading the integration of Standard Chartered Bank and Korea First Bank. He has held a number of senior positions with Standard Chartered in London, Indonesia, Singapore, Philippines, Tanzania and Kenya. Before moving to Korea, he was Chief Executive Officer for India region and, prior to that, Area General Manager for East Africa covering the bank's operations in Kenya, Tanzania and Uganda.

Before joining Standard Chartered, Mr Low worked for Goldman Sachs International Limited and Arthur Andersen & Co., both based in London. He is a member of the Institute of Chartered Accountants in England and Wales and graduated from St. Peter's College, Oxford University, with honours in Zoology.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 33,000 people in over 550 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with employees representing 80 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability. The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

Korea First Bank

Established in 1929, Korea First Bank is broad based, serving customers across South Korea with both customer and commercial banking products as well as a wide range of

trust and investment management services.

Korea First Bank is the seventh largest banking group in Korea by assets totaling US$42 billion. The Bank has strong track record of credit quality with one of the lowest ratios of non-performing loans (1.5%: December 2004). The Bank has the 5th largest branch network of 406 branches, including one mobile bank, 2,057 ATM and CD machines and three overseas units. Korea First Bank has 3.2 million retail and 67,900 corporate customers with 1.2 million credit cards in circulation and 2.6 million e-Banking clients. The Bank's modern and efficient Customer Service Centres are located in Busan and Seoul.

Standard Chartered Bank in Korea

Standard Chartered Bank is a long standing supporter of Korea. Its history in the country can be traced to the 1880s, when it opened an agency in what is now Incheon. Currently, it is engaged in consumer banking and wholesale banking and is a major provider of global market and banking service products to Korean companies and banks. A long-standing supporter of Korea, Standard Chartered Bank aims to expand its business and increase investment in consumer banking in particular. The bank employs around 200 employees, almost entirely Koreans. Standard Chartered Bank is a leader in bank syndications, the country's No. 2 provider of custody services, and a top 5 bank in Korean won trading.

The bank entered the consumer banking sector in September 2003, and opened a Priority Banking Center in May 2004 in the Yeoksam-dong district of Seoul. It is the first independent private banking branch established by a foreign bank in Korea and a demonstration of Standard Chartered's intention to be the right partner to Korean consumers based on global competence and an in-depth knowledge of local market. Standard Chartered has sponsored a number of international conferences that position Korea as a financial services hub.

For more information, visit www.standardchartered.com

For further information, please contact

Standard Chartered Bank Korea

Kay Oh, Head, Corporate Affairs

+822-750-6009 / +82-11-9941-9273

Kay.Oh@kr.standardcharterd.com

Korea First Bank

Won-Kyung Kang

Head, Corporate Communications

+822-3702-3240 / + 82-11-9917-4577

Wonky@kfb.co.kr

Standard Chartered Group

Cindy Tang, Head, Media Relations

+44 20 7280 6170/ +44-7799868246

Cindy.Tang@uk.standardchartered.com

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Korea First Bank Acquisition
Released	09:33 15-Apr-05
Number	1025L

APRIL 15, 2005

Standard Chartered completes Korea First Bank acquisition

Standard Chartered PLC ("Standard Chartered") has completed today the acquisition of the entire share capital of Korea First Bank, on the terms announced on January 10, 2005. The amount paid was Korean Won (KRW) 3.4 trillion (US$3.3 billion), in cash.

Bryan Sanderson, Chairman of Standard Chartered said:

"I am delighted we have closed this transaction ahead of schedule and we are pleased to welcome the employees of Korea First Bank. It is a significant acquisition in the world's 10th largest economy. We see strong potential for growth which we believe will create good opportunities for Korea First Bank employees and customers, as well as substantial value for our shareholders."

Mervyn Davies, Group Chief Executive of Standard Chartered said:

"Our plans are on track for integrating Korea First Bank and Standard Chartered. We will generate significant business growth by combining Korea First Bank's nationwide platform with our broad range of wholesale and consumer banking products and by using our international network to help Korean companies. We are confident that this acquisition will be earnings accretive in 2006."

CONTACTS

Investors

Romy Murray

Head of Investor Relations

+44 (0)20 7280 7245/+44 (0)7917210801 romy.c.murray@uk.standardchartered.com

Betty Ku

Head of Investor Relations, Asia Pacific

+852 2821 1310/+852 93022770 betty.ku@hk.standardchartered.com

Press

Cindy Tang

Head of Media Relations

+44 (0)20 7280 6170/+44 (0)7799868246 cindy.tang@uk.standardchartered.com

Kay Oh

Head of Corporate Affairs, Korea

+82 2 750 6009/+82 11 9941 9273 kay.oh@kr.standardchartered.com

This announcement includes "forward-looking statements". All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of the Company or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future and such assumptions may or may not prove to be correct. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation (other than pursuant to the Listing Rules of the UKLA or the Listing Rules of the Hong Kong Stock Exchange) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 33,000 people in over 550 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with employees representing 80 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability. The Bank is trusted across its network for its standard of governance and its commitment to

making a difference in the communities in which it operates.

-

Korea First Bank

Established in 1929, Korea First Bank is broad based, serving customers across South Korea with both customer and commercial banking products as well as a wide range of trust and investment management services.

Korea First Bank is the seventh largest banking group in Korea by assets totaling US$42 billion. The Bank has strong track record of credit quality with one of the lowest ratios of non-performing loans (1.5%: December 2004). The Bank has the 5th largest branch network of 406 branches, including one mobile bank, 2,057 ATM and CD machines and three overseas units. Korea First Bank has 3.2 million retail and 67,900 corporate customers with 1.2 million credit cards in circulation and 2.4 million e-Banking clients. The Bank's modern and efficient Customer Service Centres are located in Busan and Seoul.

Standard Chartered Bank in Korea

Standard Chartered Bank is a long standing supporter of Korea. Its history in the country can be traced to the 1880s, when it opened an agency in what is now Incheon. Currently, it is engaged in consumer banking and wholesale banking and is a major provider of global market and banking service products to Korean companies and banks. A long-standing supporter of Korea, Standard Chartered Bank aims to expand its business and increase investment in consumer banking in particular. The bank employs around 200 employees, almost entirely Koreans. Standard Chartered Bank is a leader in bank syndications, the country's No. 2 provider of custody services, and a top 5 bank in Korean won trading.

The bank entered the consumer banking sector in September 2003, and opened a Priority Banking Center in May 2004 in the Yeoksam-dong district of Seoul. It is the first independent private banking branch established by a foreign bank in Korea and a demonstration of Standard Chartered's intention to be the right partner to Korean consumers based on global competence and an in-depth knowledge of local market.

Standard Chartered has sponsored a number of international conferences that position Korea as a financial services hub.

For more information, visit www.standardchartered.com

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Korea First Bank Directors
Released	09:46 11-Apr-05
Number	8728K

Board appointments at Korea First Bank

Senior Koreans appointed as directors

Standard Chartered PLC today (April 11) announced future appointments to the Board of Korea First Bank, subject to regulatory approval and closing of the transaction.

Standard Chartered Group Executive Director Mr Kai Nargolwala is to be appointed as Chairman of Korea First Bank, respected former regulator, Dr Oh, Kap-Soo, is to be Vice-Chairman and a Non-Executive Director, while Mr John Filmeridis is to be President and Chief Executive Officer.

Five other Directors are also being announced. Mr Lee, Yoon-Jae will continue as a Non-Executive Director providing continuity from the current Korea First Bank Board and a recognised commitment to good governance. He will be joined by experienced banker Mr Oh, Sei Jong, who has deep experience in Korea's financial services sector. Former Financial Supervisory Commission counselor Dr Kwon, Jae-Jung is to be standing auditor. Standard Chartered's Group Head of Human Resources, Mr Tim Miller, and Group Head, Risk and Special Assets Management, Mr David Edwards, are also being appointed to the Board. Mr Miller is a director of Standard Chartered Bank, while Mr Edwards is a member of Standard Chartered's Group Management Committee.

"Our aim is to be a leader in Korea's financial services industry. These appointments in Korea and from within the Standard Chartered Group, give us very strong, experienced leadership to guide our business growth in the world's 10th largest economy," said Mr Mervyn Davies, Standard Chartered's Group Chief Executive. "They reflect our commitment to strong Korean participation in the top management tier of Korea First Bank."

Mr Davies added: "John Filmeridis is an accomplished international banker with a tremendous range of experience in growing wholesale and consumer banking businesses."

Tom McCabe, who is currently Chief Executive Officer of Standard Chartered Korea, will continue in his current role during the process of integrating Korea First Bank with Standard Chartered.

Standard Chartered expects to generate significant business growth by combining Korea First Bank's nationwide platform and 400 branches with Standard Chartered's products and international network.

BIOGRAPHIES

Kai Nargolwala: As Standard Chartered's Group Executive Director with responsibility for Asia, Mr

Nargolwala, 55, has responsibilities that include developing strategy and business performance across Asia, as well as strategic merger and acquisition activity. He has been closely involved with the development of Standard Chartered's presence in Korea.

He is also Chairman of Standard Chartered's global wholesale banking business, and a non-executive director of Tate and Lyle and Visa Asia Pacific. He joined Standard Chartered in 1998 and before that worked for Bank of America for 19 years, latterly as Group Executive Vice President; Head of Asia Wholesale Banking Group. He is a member of the Institute of Chartered Accountants in England and Wales.

Kap-Soo Oh: Dr Oh, a leading figure in Korea's financial services industry, joined Korea's Financial Supervisory Service (FSS) in 1999, initially as Assistant Governor, before taking on the role of Deputy Governor in early 2002. At the FSS, he managed the integration of Korea's various supervisory agencies into the FSS, implemented best practices for bank governance reform and credit risk management, and created a World Bank-supported Policy Advisory Panel to help Korea move ahead with market and regulatory reform.

He was previously a Professor at the College of Business at both Drexel and Oklahoma State Universities, and Deputy Director at Bank of Korea. He completed a PhD in Finance from the Wharton School at the University of Pennsylvania in 1986, and was a Teaching Fellow from 1980 to 1984. Dr. Oh has presented his expertise and insight on Korea's economic reform and restructuring in speeches and papers at many international conferences and forums.

In addition to his role with Korea First Bank, Dr Oh will be an advisor to both the Chairman and the Group Chief Executive of Standard Chartered PLC.

"We are very honoured to have someone of Dr Oh's experience and background helping our Group in North East Asia. He has enjoyed a distinguished career as a regulator, and has been closely involved in formulating and implementing financial supervision and reform in Korea," said Mr Davies.

John Filmeridis: Mr Filmeridis, 56, has 33 years' experience in banking and over nine years with Standard Chartered. He was previously Standard Chartered's Global Product Head for credit cards, personal loans and SME Banking, which accounts for more than 20 per cent of the Group's revenue worldwide. Prior to that he was Regional General Manager for the Middle East South Asia and CEO for Standard Chartered India.

Before joining Standard Chartered Mr Filmeridis spent over 18 years with American Express in various country Chief Executive Officer positions and regional management assignments in the Middle East, New York, India and Hong Kong.

He has a Masters in Business Administration from Southern Methodist University, Dallas, Texas.

Yoon-Jae Lee: First appointed as Outside Director of Korea First Bank in 2000, and having been re-appointed in 2003, Mr Lee has served on key Board Committees including the Executive Committee, the Committee for Outside Director Nomination, and the Compensation Committee.

In addition to a first degree at Seoul National University's College of Law, he is also a graduate of Stanford University's prestigious MBA programme. Mr Lee has held numerous senior positions within the Ministry of Finance and Economy and the Office of the President.

He is currently the Chief Executive Officer of Korean Enterprise Institute (KorEI), which is a private think tank, specialising in corporate-related policies and issues. He also serves as an Outside Director for Samsung F&M Insurance.

Sei Jong Oh: As a career banker, Mr Oh, 61, has more than 35 years experience in the commercial and investment banking industry. He started with Korea Development Finance Corporation, the predecessor of Korea Long Term Credit Bank (KLB). He was appointed President and CEO of KLB in February 1998 and became Chairman of the Board of Kookmin Bank, which merged with KLB at the end of that year.

He is a non executive director of SK Corporation. Mr Oh graduated in Economics at Seoul National University and has an MBA from University of California at Berkeley.

Jae-Jung Kwon: Dr Kwon has a strong academic background and extensive experience in a financial advisory role for private institutes and government regulatory bodies. He is a Senior Research Fellow at the Korea Institute of Finance and, until recently, was Senior Counselor to the Chairman at Korea's Financial Supervisory Commission.

He is the author of a number of papers on financial sector reform in key Korean economic and financial publications. Dr Kwon graduated in Economics at Seoul National University and has a PhD in Economics from Rice University, Texas.

Tim Miller: Mr Miller, 47, is a director of Standard Chartered Bank, the main operating subsidiary of Standard Chartered PLC. As Group Head of Human Resources, he is responsible for Standard Chartered's Human Resources function in 56 countries and territories. In this role his work has included re-organising Standard Chartered's management structure and processes to improve decision- making and business efficiency and, involvement in managing the integration of ANZ Grindlays in India and the Middle East.

He joined Standard Chartered in 2000 and was previously Executive Director of Human Resources for GlaxoSmithKline's worldwide manufacturing operations. Mr Miller has a Master in Business Administration from the Scottish Business School and currently completing a Doctorate at the University of Nottingham. He is a Member of the Institute of Personnel and Development.

David Edwards: Mr Edwards, 51, is an international banker with 31 years' experience. He is currently Standard Chartered's Group Head of Risk and Group Special Assets Management and a member of the Group Management Committee. His previous role was as Regional General Manager for the Middle East and South Asia (excluding India).

Mr Edwards joined Standard Chartered in 1999 as Group Head, Risk Management. Prior to this he worked for 25 years with the NatWest Group, concluding his career with NatWest as Group Regional Managing Director Asia Pacific. He has an MBA from Manchester Business School/University of Wales.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 33,000 people in over 550 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with employees representing 80 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

-

Korea First Bank

Established in 1929, Korea First Bank is broad based, serving customers across South Korea with both customer and commercial banking products as well as a wide range of trust and investment management services.

Korea First Bank is the seventh largest banking group in Korea by assets totaling US$42 billion. The Bank has strong track record of credit quality with one of the lowest ratios of non-performing loans (1.5%: December 2004). The Bank has the 5th largest branch network of 398 branches, including one mobile bank, 2,057 ATM and CD machines and three overseas units. Korea First Bank has 3.3 million retail and 67,000 corporate customers with 1.2 million credit cards in circulation and 2.4 million e-Banking clients. The Bank's modern and efficient Customer Service Centres are located in Busan and Seoul.

Standard Chartered Bank in Korea

Standard Chartered Bank is a long standing supporter of Korea. Its history in the country can be traced to the 1880s, when it opened an agency in what is now Incheon. Currently, it is engaged in consumer banking and wholesale banking and is a major provider of global market and banking service products to Korean companies and banks. A long-standing supporter of Korea, Standard Chartered Bank aims to expand its business and increase investment in consumer banking in particular. The bank employs around 200 employees, almost entirely Koreans. Standard Chartered Bank is a leader in bank syndications, the country's No. 2 provider of custody services, and a Top 5 Bank in Korean won trading.

The bank entered the consumer banking sector in September 2003, and opened a Priority Banking Center in May 2004 in the Yeoksam-dong district of Seoul. It is the first

independent private banking branch established by a foreign bank in Korea and a demonstration of Standard Chartered's intention to be the right partner to Korean consumers based on global competence and an in-depth knowledge of local market.

Standard Chartered has sponsored a number of international conferences that position Korea as a financial services hub.

For more information, visit www.standardchartered.com

For further information, please contact

Standard Chartered Bank Korea

Kay Oh, Head, Corporate Affairs

+822-750-6009 / +82-11-9941-9273

Kay.Oh@kr.standardcharterd.com

Standard Chartered, Group Corporate Affairs

Paul Marriage, Head Corporate Communications

+44-20-72807163/ +44-7909687366

Paul.Marriage@uk.standardchartered.com

Cindy Tang, Head, Media Relations

+44 20 7280 6170/ +44-7799868246

Cindy.Tang@uk.standardchartered.com

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:08 05-Apr-05
Number	6343K

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
CHRISTOPHER KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2) AND MRS D KELJIK

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BBHISL NOMINEES LIMITED A/C 126090

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2) AND MRS D KELJIK

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SALE OF 4,000 SHARES BY MR C A KELJIK AND 2,000 SHARES BY MRS D KELJIK

7) Number of shares/amount of stock acquired:
NIL

8) Percentage of issued class:
NIL

9) Number of shares/amount of stock disposed:
6,000

10) Percentage of issued class:
0.00046%

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
955.15p

13) Date of transaction:

4 APRIL 2005

14) Date company informed:
4 APRIL 2005

15) Total holding following this notification:
181,398

16) Total percentage holding of issued class following this notification
0.014%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: 5 APRIL 2005

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:38 04-Apr-05
Number	5772K

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BARCLAYS SHARE NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
AWARD OF SHARES MADE UNDER THE CHAIRMAN'S COMPENSATION ARRANGEMENTS

7) Number of shares/amount of stock acquired:
19,290

8) Percentage of issued class:
0.0015

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
945.5p

13) Date of transaction:

1 APRIL 2005

14) Date company informed:
1 APRIL 2005

15) Total holding following this notification:
109,748

16) Total percentage holding of issued class following this notification
0.0085

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 4 APRIL 2005

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Korea First Bank Results 2004
Released	09:28 21-Mar-05
Number	9882J

Standard Chartered PLC

21 March 2005

Announcement by Korea First Bank of its 2004 Results

On 10 January 2005, Standard Chartered PLC ("the Company") announced that Standard Chartered Bank had entered into an agreement to acquire the entire share capital of Korea First Bank. The acquisition, which is subject to certain conditions including regulatory consents, is expected to be completed by the end of April 2005.

On 11 March 2005, Korea First Bank announced their unaudited Financial Results for the twelve months ended 31 December 2004.

The following is a copy of a further announcement released by Korea First Bank today.

The Company is issuing this announcement for information purposes only.

"Korea First Bank Reports Growth In Net Income To KRW120 billion

- **Earnings before tax increases to KRW166.5 billion in 2004 from KRW93.1 billion in 2003**
- **NPL ratio stable at 1.5% at December 31, 2004**
- **Maintains strong BIS capital ratio**
- **Completes a year of highly successful capital market transactions**

Korea First Bank today announced net income after tax of W120.0 billion for 2004, an improvement of W133.5 billion from the net loss of W13.5 billion in 2003. The 2004 results reflect an overall improvement in credit from 2003 with the total credit charges improving W116.9 billion (see the analysis of the credit performance presented below), and further growth in the loan portfolio, which drove an increase in interest income of W65.8 billion.

Total revenues increased KRW59.4 billion, or 6.0%, from KRW988.3 billion in 2003 to KRW1,047.7 billion in 2004 driven by an increase of KRW5.9 trillion or 18.9% increase in the average balance of interest earning assets which grew to KRW37.0 trillion in 2004. The effect of the increase in interest earning assets was partially offset by a 21 basis point decrease in the net interest margin to 2.24% in 2004, from 2.45% in 2003, due primarily to the decreasing interest rate environment. Operating margin increased by KRW25.4 billion, or 7%, to KRW389.6 billion in 2004 with the increase in revenue being partially offset by a modest increase in operating expenses which grew 5.4%, to KRW 658.1 billion in 2004 of which KRW11.4 billion is related to the change of control. Earnings before tax increased by KRW73.4 billion, or 79%, to KRW166.5 billion in 2004 with an improvement in credit losses on the sales of NPLs contributing most to this improvement.

Growth in interest earning assets was driven by loan growth which continued to be strong in 2004 despite the increased competition in the banking sector coupled with a relatively weak economic environment. The declining interest rate environment during the year put interest margins under pressure as the Bank's assets reprice at a faster rate than its liabilities. However, with the advanced corporate and consumer credit risk management methodologies, which include focusing on pricing for risk, the Bank is well-positioned to manage the current economic environment and realize benefits expected from a rising interest rate environment with the predicted gradual economic improvement.

The Bank has continued its focus on mortgage lending with total mortgage loans increasing by more than 55% in 2004 (including loans securitized in the Bank's three mortgage-backed securities issuances during the year). This growth has built a strong foundation for growth in profitability into the future.

KFB remains one of the best capitalized financial institutions in Korea with a tier 1 capital ratio of 7.09% and a total capital adequacy ratio of 11.91%. These levels are appreciably higher than the regulatory requirements for well-capitalized institutions, notwithstanding the strong asset growth during the year. The maintenance of appropriate levels of capital is a management priority, particularly in these uncertain economic times, as capital provides a solid foundation for the future anticipated asset growth and promotes depositor and investor confidence.

The Bank completed a number of highly successful capital market transactions during 2004 to support its loan growth. These include a hybrid tier I subordinated debt issuance of USD300 million completed in March and three mortgage loan securitization transactions totaling KRW1,930 billion in March, July and December. The hybrid tier 1 deal received "Best Asian Subordinated Bond Deal" in "Euroweek's" 2004 deal awards, and the bank's third mortgage-backed securities issuance received "Best Cross Border Securitization" from both "Finance Asia" and "The Asset Asia" as well as "Best Securitization of Asian Assets" from "Structured Finance International". These accomplishments in the capital markets demonstrate the bank's recognition by the investor community and its success in balance sheet efficiency and diversified funding.

Korea First Bank has total assets of KRW41.7 trillion at December 30, 2004. It has over 3.5 million customers served through its nationwide network of 406 branches and 3 overseas units. The Bank is ranked BBB- by Standard & Poor's, Baa3 by Moody's and BBB+ by Fitch.

BANKING ACCOUNTS

			Better / (Worse)	
Operating Results	2004	2003	Amt	%
Net interest income	830.8	765.0	65.8	8.6
Net fees and commissions	216.8	223.3	(6.5)	(2.9)
Total revenue	1,047.7	988.3	59.4	6.0
Operating expense	658.1	624.2	(33.9)	(5.4)
Operating margin	389.6	364.2	25.4	7.0
Provisions for credit losses	150.3	113.9	(36.4)	(32.0)
Net operating income	239.3	250.3	(11.0)	(4.4)
Net non-operating income / (expense)	(72.8)	(157.2)	84.4	N/M
Income before income tax	166.5	93.1	73.4	78.8
Current income tax expense	1.1	0.4	(0.7)	N/M
Deferred income tax expense / (benefit)	45.4	106.2	60.8	57.3
Income tax expense / (benefit)	46.5	106.6	60.1	56.4
Net income	**120.0**	**(13.5)**	**133.5**	**N/M**
Loans net of loan provisions	30,419.0	26,790.7	3,628.3	13.5
Total assets	41,712.7	39,480.7	2,232.0	5.7
Deposits	27,488.1	27,196.9	291.2	1.1

The analysis of the credit performance for the past two years is presented as follows:

	2004	2003	Won in Billions / % Better / (Worse) Amt	%
Provisions for credit losses	150.3	113.9	(36.4)	(32.0)
Loss on sale of NPLs (included in non-operating exps)	98.6	251.2	152.6	60.7
Gain on sale of NPLs (included in non-operating income)	(0.7)	0.0	0.7	N/M
Total credit provisioning	248.2	365.1	116.9	32.0

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Redemption of Bonds
Released	08:09 16-Mar-05
Number	8067J

Standard Chartered PLC

Redemption of €575,000,000 4.5 per cent. Subordinated Guaranteed Convertible Bonds due 2010 (the "Bonds") issued by Standard Chartered Finance (Jersey) Limited and convertible into ordinary shares of Standard Chartered PLC

Standard Chartered Finance (Jersey) Limited, a wholly owned subsidiary of Standard Chartered PLC, has given notice in accordance with the terms of the Bonds that on 18 April 2005, it will redeem the €575,000,000 in principal amount of outstanding Bonds in accordance with their terms.

Dated 16 March 2005

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Doc re. 2004 Final Dividend
Released	10:34 14-Mar-05
Number	6936J

Copies of the Standard Chartered PLC 2004 Final Dividend have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Doc re. Notice of AGM
Released	10:29 14-Mar-05
Number	6930J

Copies of the Standard Chartered PLC Notice of Annual General Meeting 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Annual Report and Accounts
Released	10:21 14-Mar-05
Number	6927J

Copies of the Standard Chartered PLC Annual Report and Accounts 2004 have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Korea First Bank Results 2004
Released	13:06 11-Mar-05
Number	6508J

Announcement by Korea First Bank of Its Unaudited Financial Results for the Year Ended 31 December 2004

On 10 January 2005, Standard Chartered PLC ("the Company") announced that Standard Chartered Bank had entered into an agreement to acquire the entire share capital of Korea First Bank. The acquisition, which is subject to certain conditions including regulatory consents, is expected to be completed by the end of April 2005.

The following is a copy of an announcement released today by Korea First Bank, reporting their results for the twelve months ended 31 December 2004.

The Company is issuing this announcement for information purposes only.

-

-

"**Public Disclosure on 15% or More Changes in Sales or Profits/Losses**

1. **Rationale**: Article 69 of 'Regulation on Securities Issuance and Disclosure' (FSC) and Article 4 of 'Disclosure Regulation' (KRX)
2. **Date of Disclosure**: March 11, 2005 (Korea Time)
3. **Method of Disclosure**: To Financial Supervisory Commission and Korea Exchange by Electronic Disclosure System
4. **Contents of Disclosure**

(Unit : Million KRW)

1. Details of Changes in Sales or Profits/Losses		Current Fiscal Year	Previous Fiscal Year	Increase or Decrease	Amount	Rate
- Sales		2,685,841	2,417,993	Increase	267,848	11.1
- Operating Income		239,256	250,303	Decrease	(11,047)	(4.4)
- Ordinary Income		166,456	93,133	Increase	73,323	78.7
- Net Income		119,979	(13,470)	Increase	133,449	990.7
2. Financial Status		**Current Fiscal Year**		**Previous Fiscal Year**		
- Total assets		41,712,661		39,480,658		
- Total liabilities		39,872,911		37,832,548		
- Common stock		1,029,613		1,029,613		
- Total shareholders' equity		1,839,750		1,648,110		
- Total shareholders' equity / Ratio to Capital stock		178.7%		160.1%		
3. Main Reasons for Changes in Sales or P&L		- Decrease of Bad debts expenses				
4. Date of Board Resolution (Decision Date)		March 9, 2005(USA Time)				
- Attendance of	Present(No.)	14				

Outside Directors	Absent(No.)	1
- Attendance of Auditors (Members of audit committee who are outside directors)		-
5. Shareholders meeting of date		March 28, 2005
6. Others		- The above may be subject to change in external audit result.

1. Balance Sheets

As at 31 December 2004
As at 31 December 2003

Banking A/C (Unit: Million Won)

Description	Current Fiscal Year	Previous Fiscal Year
	Amount	**Amount**
Assets		
1. Cash & Due from Banks	1,714,597	3,061,229
2. Trading Securities	112,593	-
3. Available-for-Sale Securities	6,634,310	6,812,155
4. Held-to-Maturity Securities	252,009	193,047
5. Equity Securities	51,740	66,774
6. Loans	30,438,131	26,801,405
7. Fixed Assets	1,206,468	1,228,179
8. Other Assets	1,302,813	1,317,869
Total Assets	41,712,661	39,480,658
Liabilities		
1. Deposits	27,488,106	27,196,857
2. Borrowings	1,554,554	1,892,320
3. Financial Debentures	8,824,561	5,695,014
4. Other Liabilities	2,005,690	3,048,357
Total Liabilities	39,872,911	37,832,548
Stockholder's Equity		
1. Capital Stock	1,029,613	1,029,613
2. Capital Surplus	17,111	17,111
3. Retained Earnings	723,980	605,637
Net Income(Loss): Current Fiscal Year: 119,979 Previous Fiscal Year: (-)13,470		
4. Capital Adjustment	69,046	(-) 4,251
Total Stockholder's Equity	1,839,750	1,648,110
Total Liabilities and Stockholder's Equity	41,712,661	39,480,658

2. Income Statements

For the year ended 31 December 2004
For the year ended 31 December 2003

Banking A/C (Unit: Million Won)

Description	Current Fiscal Year	Previous Fiscal Year
	Amount	Amount
1. Operating Revenues	2,685,841	2,417,993
2. Operating Expenses	2,446,585	2,167,690
3. Operating Income	239,256	250,303
4. Non-Operating Revenues	50,415	130,057
5. Non-Operating Expenses	123,215	287,227
6. Ordinary Income	166,456	93,133
7. Extraordinary Gain(Loss)	-	-
8. Income before Income Taxes	166,456	93,133
9. Income Tax Expenses	46,477	106,603
10. Net Income(Loss)	119,979	(-)13,470
Ordinary Income(Loss) Per Share Current Fiscal Year: 583 Previous Fiscal Year: (-)67 Earning(Loss) Per Share Current Fiscal Year: 583 Previous Fiscal Year: (-)67		

For further information please contact:

Cindy Tang, Head of Media Relations
+44 20 7280 6170

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Betty Ku, Head of Investor Relations, Asia Pacific
+ 852 2821 1310

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:23 10-Mar-05
Number	5892J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MICHAEL DENOMA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 MARCH 2005

18) Period during which or date on which exercisable:

THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 64,109 ORDINARY SHARES OF USD0.50 EACH

ii) 74,794 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) 971p

ii) NIL

22) Total number of shares or debentures over which options held following this notification:

984,358

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 MARCH 2005

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:19 10-Mar-05
Number	5885J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

KAIKHUSHRU NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 MARCH 2005

18) Period during which or date on which exercisable:

THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 64,109 ORDINARY SHARES OF USD0.50 EACH

ii) 74,794 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) 971p

ii) NIL

22) Total number of shares or debentures over which options held following this notification:

1,044,356

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 9 MARCH 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:17 10-Mar-05
Number	5882J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 MARCH 2005

18) Period during which or date on which exercisable:

THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 97,837 ORDINARY SHARES OF USD0.50 EACH

ii) 97,837 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) 971p

ii) NIL

22) Total number of shares or debentures over which options held following this notification:

953,559

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 MARCH 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:14 10-Mar-05
Number	5880J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

RICHARD MEDDINGS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 MARCH 2005

18) Period during which or date on which exercisable:

THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 74,794 ORDINARY SHARES OF USD0.50 EACH

ii) 74,794 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) 971p

ii) NIL

22) Total number of shares or debentures over which options held following this notification:

584,079

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 MARCH 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:11 10-Mar-05
Number	5876J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 MARCH 2005

18) Period during which or date on which exercisable:

THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 154,479 ORDINARY SHARES OF USD0.50 EACH

ii) 154,479 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) 971p

ii) NIL

22) Total number of shares or debentures over which options held following this notification:

1,919,980

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 MARCH 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:08 10-Mar-05
Number	5871J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

BRYAN SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER:

i) THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

ii) THE STANDARD CHARTERED 2001 PERFORMANCE SHARE PLAN

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

9 MARCH 2005

18) Period during which or date on which exercisable:

THE OPTIONS GRANTED UNDER BOTH THE EXECUTIVE SHARE OPTION SCHEME AND THE PERFORMANCE SHARE PLAN ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i) 49,433 ORDINARY SHARES OF USD0.50 EACH

ii) 57,672 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i) 971p

ii) NIL

22) Total number of shares or debentures over which options held following this notification:

324,104

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 10 MARCH 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	11:48 03-Mar-05
Number	2982J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
STANDARD CHARTERED PLC

2) Name of director:
VALERIE FRANCES GOODING

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
VALERIE FRANCES GOODING

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:
2,049

8) Percentage of issued class:
0.00016%

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:
1000 @ 957.92p
1,049 @ 957p

13) Date of transaction:

2 MARCH 2005

14) Date company informed:
2 MARCH 2005

15) Total holding following this notification:
2,049

16) Total percentage holding of issued class following this notification
0.00016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
NONE

24) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

25) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 3 MARCH 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:16 02-Mar-05
Number	2633J

SCHEDULE 10
NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **20,000,792**	6. Percentage of issued class **1.54%**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of issued class **N/A**
9. Class of security **ORDINARY SHARES OF USD0.50 EACH**		10. Date of transaction **1 MARCH 2005**	11. Date company informed **1 MARCH 2005**
12. Total holding following this notification **90,901,706**		13. Total percentage holding of issued class following this notification **7.01%**	
14. Any additional information **N/A**		15. Name of contact and telephone number for queries **BRIDGET CREEGAN – 020 7280 6119**	

16. Name and signature of authorised company official responsible for making this notification

………………………………………………………… JULIE BAMFORD
DEPUTY GROUP SECRETARY

Date of notification: 2 MARCH 2005

FMR CORP	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	533,311

JP Morgan Chase Bank	8,999,749
Northern Trust London	75,500
State Street Bank & Trust Co	740,451
FIDELITY INTERNATIONAL LIMITED	
Registered Holders	**Shares**
Bank of New York, Brussels	71,300
BNP Paribas, Paris	21,924
Brown Brothers Harriman Ltd, Luxembourg	21,112,044
Chase Manhattan Bank AG, Frankfurt	196,677
Citibank NA, Hong Kong Branch	15,100
ING Luxembourg	15,932
JP Morgan, Bournemouth	830,161
National Australia Bank, Melbourne	302,532
Northern Trust London	188,100
RBC Global Services	149,878
State Street Bank & Trust Co, London	180,012
State Street Bank Australia	228,152
State Street Bank & Trust Co, Tokyo	22,767
FIDELITY MANAGEMENT TRUST COMPANY	
Registered Holders	**Shares**
Bank of New York	219,700
Brown Brothers Harriman & Co	1,038,005
CIBC Mellon Trust	140,011
JP Morgan Chase Bank	389,143
Mellon Bank NA	542,539
Northern Trust Co	900,922
Royal Trust - Toronto	16,953
State Street Bank & Trust Co	2,325,328
FIDELITY INVESTMENT SERVICES LIMITED	
Registered Holders	**Shares**
JP Morgan, Bournemouth	28,205,577

FIDELITY PENSION MANAGEMENT	
Registered Holders	**Shares**
Bank of New York, Brussels	3,405,712
Bank of New York Europe, London	103,127
Bankers Trust London	224,400
Chase Manhattan London	7,800
Chase Manhattan Bank AG Frankfurt	55,886
Citibank London	371,680
Clydesdale Bank PLC	206,240
Dexia Privatbank	6,500
HSBC Bank PLC	486,200
JP Morgan, Bournemouth	5,316,707
JP Morgan Chase Bank	32,000
Mellon Bank	979,000
Midland Securities Services	111,700
Nordea Bank AB	17,600
Northern Trust London	5,713,909
Societe Generale	25,800
State Street Bank & Trust Co, London	2,320,042
State Street Munich	14,615
FIDELITY INVESTMENTS JAPAN	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	13,150
Master Trust Bank of Japan	73,639
Nomura Trust & Banking	21,900
Trust & Cust Svcs Bank Ltd, Tokyo	18,140
FIDELITY INVESTMENT INTERNATIONAL	
Registered Holders	**Shares**
Bank of New York Europe, London	1,917,300
JP Morgan, Bournemouth	1,142,203
FIDELITY INVESTMENTS ADVISORTY (KOREA) LIMITED	
Registered Holders	**Shares**
State Street Hong Kong	8,993

FIDELITY INVESTMENT MANAGEMENT HONG KONG	
Registered Holders	**Shares**
Bermuda Trust Far East HK	734,909
Citibank NA, Hong Kong Branch	69,475
FIDELITY INVESTMENT GESTION	
Registered Holders	**Shares**
CDC Finance	41,311

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:07 28-Feb-05
Number	1358J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Standard Chartered PLC

2) Name of director:

Mr B K Sanderson, Mr E M Davies, Mr M B DeNoma, Mr C A Keljik, Mr R H Meddings, Mr K S Nargolwala and Mr P A Sands

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Technical Interest of the directors named in (2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Bedell Cristin Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

None

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Purchase of shares for the Standard Chartered 2004 Employee Benefit Trust ("the Trust") to be used in 2006 to satisfy awards made under the Standard Chartered 2004 Deferred Bonus Plan as follows:

Mr B K Sanderson	26,062 shares
Mr E M Davies	51,602 shares
Mr M B DeNoma	24,941 shares
Mr C A Keljik	23,221 shares
Mr R H Meddings	24,081 shares

Mr K S Nargolwala 24,941 shares
Mr P A Sands 30,961 shares

7) Number of shares/amount of stock acquired:
205,809

8) Percentage of issued class:
0.0159%

9) Number of shares/amount of stock disposed:
N/A

10) Percentage of issued class:
N/A

11) Class of security:
Ordinary shares of US$0.50 each

12) Price per share:
959.25p

13) Date of transaction:
25 February 2005

14) Date company informed:
25 February 2005

15) Total holding following this notification:
408,742

16) Total percentage holding of issued class following this notification
0. 0315%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:
N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

The Trust is discretionary and for the benefit of such employees (including the executive directors of Standard Chartered PLC) and their families as the trustee (named in (4) above) may, at its discretion determine.

24) Name of contact and telephone number for queries:

Julie Bamford 020 7280 7024

25) Name and signature of authorised company official responsible for making this notification:

Julie Bamford

Date of Notification: 28 February 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:23 23-Feb-05
Number	9602I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
KAIKHUSHRU SHIAVAX NARGOLWALA

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BEDELL CRISTIN TRUSTEES LIMITED

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SALE OF SHARES TO COVER THE TAX LIABILITY ARISING FROM THE VESTING OF SHARES UNDER THE STANDARD CHARTERED 2004 DEFERRED BONUS PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
5,047

)) Percentage of issued class:
0.00039%

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
979p

3) Date of transaction:
23 FEBRUARY 2005

4) Date company informed:

23 FEBRUARY 2005

5) Total holding following this notification:
111,870

6) Total percentage holding of issued class following this notification
0.00863%

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

5) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 23 FEBRUARY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:22 23-Feb-05
Number	9604I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
PETER ALEXANDER SANDS

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BEDELL CRISTIN TRUSTEES LIMITED

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SALE OF SHARES TO COVER THE TAX LIABILITY ARISING FROM THE VESTING OF SHARES UNDER THE STANDARD CHARTERED 2004 DEFERRED BONUS PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
9,076

0) Percentage of issued class:
0.00070%

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
979p

3) Date of transaction:
23 FEBRUARY 2005

4) Date company informed:

23 FEBRUARY 2005

5) Total holding following this notification:
15,162

6) Total percentage holding of issued class following this notification
0.00117%

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

5) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 23 FEBRUARY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:19 23-Feb-05
Number	95991

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
RICHARD HENRY MEDDINGS

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BEDELL CRISTIN TRUSTEES LIMITED

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SALE OF SHARES TO COVER THE TAX LIABILITY ARISING FROM THE VESTING OF SHARES UNDER THE STANDARD CHARTERED 2004 DEFERRED BONUS PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
6,535

)) Percentage of issued class:
0.00050%

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
979p

3) Date of transaction:
23 FEBRUARY 2005

4) Date company informed:

23 FEBRUARY 2005

5) Total holding following this notification:
11,412

6) Total percentage holding of issued class following this notification
0.00088%

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

5) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 23 FEBRUARY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:19 23-Feb-05
Number	95971

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
MICHAEL BERNARD DENOMA

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BEDELL CRISTIN TRUSTEES LIMITED

) . Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SALE OF SHARES TO COVER THE TAX LIABILITY ARISING FROM THE VESTING OF SHARES UNDER THE STANDARD CHARTERED 2004 DEFERRED BONUS PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
7,672

0) Percentage of issued class:
0.00059%

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
979p

3) Date of transaction:
23 FEBRUARY 2005

4) Date company informed:

23 FEBRUARY 2005

5) Total holding following this notification:
45,500

6) Total percentage holding of issued class following this notification
0.00351%

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

5) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 23 FEBRUARY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:14 23-Feb-05
Number	95941

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
EVAN MERVYN DAVIES

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BEDELL CRISTIN TRUSTEES LIMITED

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SALE OF SHARES TO COVER THE TAX LIABILITY ARISING FROM THE VESTING OF SHARES UNDER THE STANDARD CHARTERED 2004 DEFERRED BONUS PLAN

) Number of shares/amount of stock acquired:
N/A

) Percentage of issued class:
N/A

) Number of shares/amount of stock disposed:
15,247

0) Percentage of issued class:
0.00118%

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
979p

3) Date of transaction:
23 FEBRUARY 2005

4) Date company informed:

23 FEBRUARY 2005

5) Total holding following this notification:
109,291

6) Total percentage holding of issued class following this notification
0.00843%

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
BRIDGET CREEGAN 020 7280 6119

5) Name and signature of authorised company official responsible for making this notification:
JULIE BAMFORD

Date of Notification: .... 23 FEBRUARY 2005

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results - Part 2
Released	08:00 16-Feb-05
Number	6579I

RNS Number:6579I
Standard Chartered PLC
16 February 2005

Part 2

STANDARD CHARTERED PLC - NOTES

1. Consolidated Cash Flow Statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

Operating profit
Adjustments for items not involving cash flow or shown separately:
  Amortisation of goodwill
  Depreciation and amortisation of premises and equipment
  Gain on disposal of tangible fixed assets
  Gain on disposal of investment securities
  Amortisation of investments
  Charge for bad and doubtful debts and contingent liabilities
  Amounts written off fixed asset investments
  Debts written off, net of recoveries
  Increase in accruals and deferred income
  (Increase)/decrease in prepayments and accrued income
  Net increase in mark-to-market adjustment***
  Interest paid on subordinated loan capital
Net cash inflow from trading activities
Net increase in cheques in the course of collection
Net increase in treasury bills and other eligible bills
Net (increase)/decrease in loans and advances to banks and customers
Net increase in deposits from banks, customer accounts and debt securities in i
Net increase in dealing securities
Net increase/(decrease) in other accounts**
Net cash inflow from operating activities

Analysis of changes in cash
Balance at beginning of period
Exchange translation differences
Net cash (outflow)/inflow

Balance at end of period

* Comparative restated (see note 12 on page 51).

** This includes the effect of foreign exchange translation in the local books of subsidiaries and branches.

*** Mark-to-market adjustments are being reclassified from the reconciliation to 'Net cash inflow from operating activities', to the reconciliation to 'Net cash inflow from trading activities', as this better reflects their impact on cash flows.

STANDARD CHARTERED PLC - NOTES

2. Segmental Information by Geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the years ended 31 December 2004 and 31 December 2003:

	Hong Kong $m	Singapore $m	Malaysia $m
Interest receivable	1,389	720	343
Interest payable	(461)	(408)	(159)
Net interest income	928	312	184
Other finance income	4	1	-
Fees and commissions receivable, net	324	114	51
Dealing profits and exchange	99	81	30
Other operating income	53	5	5
Net revenue	1,408	513	270
Costs	(654)	(226)	(144)
Amortisation of goodwill	-	-	-
Total operating expenses	(654)	(226)	(144)
Operating profit before provisions	754	287	126
Charge for debts	(125)	(33)	(2)
Amounts written off fixed asset investments	-	-	-

Income from joint venture	-	-	-
Operating profit before taxation	629	254	124
Loans and advances to customers - average	21,608	10,414	5,272
Net interest margin (%)	2.2	1.6	2.4
Loans and advances to customers - period end	21,744	11,765	6,374
Loans and advances to banks - period end	2,852	2,399	480
Total assets employed	48,459	20,419	7,130
Total risk weighted assets and contingents	20,337	13,892	4,411

	UAE $m	Other Middle East & Other S Asia $m	Africa $m
Interest receivable	204	324	536
Interest payable	(53)	(109)	(185)
Net interest income	151	215	351
Other finance income	-	-	4
Fees and commissions receivable, net	87	116	153
Dealing profits and exchange	33	42	74
Other operating income	-	4	2
Net revenue	271	377	584
Costs	(99)	(169)	(357)
Amortisation of goodwill	-	-	-
Total operating expenses	(99)	(169)	(357)
Operating profit before provisions	172	208	227
Charge for debts	(1)	(1)	(12)
Amounts written off fixed asset investments	-	-	-
Income from joint venture	-	-	-
Operating profit before taxation	171	207	215
Loans and advances to customers - average	2,582	3,718	1,834
Net interest margin (%)	2.6	3.5	7.6
Loans and advances to customers - period end	3,132	3,840	2,013
Loans and advances to banks - period end	535	932	510
Total assets employed	6,371	6,493	6,407
Total risk weighted assets and contingents	4,150	4,611	2,749

See note 2a) to 2f) on page 41.

STANDARD CHARTERED PLC - NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

	Hong Kong $m	Singapore $m	Malaysia $m
Interest receivable	1,473	621	318
Interest payable	(531)	(287)	(145)
Net interest income	942	334	173
Other finance income	(3)	(2)	(1)
Fees and commissions receivable, net	313	118	47
Dealing profits and exchange	96	43	12
Other operating income	7	(7)	4
Net revenue	1,355	486	235
Costs	(618)	(210)	(136)
Amortisation of goodwill	-	-	-
Total operating expenses	(618)	(210)	(136)
Operating profit before provisions	737	276	99
Charge for debts	(305)	(33)	2
Amounts written off fixed asset investments	-	-	-
Operating profit/(loss) before taxation	432	243	101
Loans and advances to customers - average	21,428	8,624	4,329
Net interest margin (%)	2.4	1.8	2.5
Loans and advances to customers - period end	20,845	9,781	5,009
Loans and advances to banks - period end	2,113	1,045	204
Total assets employed	39,390	15,747	6,676
Total risk weighted assets and contingents	19,438	12,423	4,018

	UAE $m	Other Middle East & Other S Asia $m	Africa $m
Interest receivable	215	291	409
Interest payable	(71)	(94)	(161)
Net interest income	144	197	248
Other finance income	-	-	-
Fees and commissions receivable, net	66	82	118
Dealing profits and exchange	24	33	65
Other operating income	-	3	12

Net revenue	234	315	443
Costs	(91)	(145)	(282)
Amortisation of goodwill	-	-	-
Total operating expenses	(91)	(145)	(282)
Operating profit before provisions	143	170	161
Charge for debts	(2)	4	(9)
Amounts written off fixed asset investments	-	-	-
Operating profit/(loss) before taxation	141	174	152
Loans and advances to customers - average	1,929	3,328	1,416
Net interest margin (%)	3.4	3.8	6.7
Loans and advances to customers - period end	2,110	3,484	1,739
Loans and advances to banks - period end	605	889	308
Total assets employed	4,962	5,465	4,557
Total risk weighted assets and contingents	3,234	4,138	2,115

* Comparative restated (see note 12 on page 51).

See note 2a) to 2f) on page 41.

STANDARD CHARTERED PLC - NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

(a) Total interest receivable and total interest payable include intra-group interest of $1,086 million (2003: $932 million).

(b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(c) Business acquisitions are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(d) Total assets employed include intra-group items of $28,801 million (2003: $11,726 million) and balances of $7,563 million (2003: $7,507 million) which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(e) Total risk weighted assets and contingents include $2,678 million (2003: $2,352 million) of balances which are netted in calculating capital ratios.

(f) In 2004 other operating income includes profits and losses arising from corporate decisions to dispose of investments in KorAm Bank ($95 million in Americas, UK & Group Head Office) and BOC Hong Kong (Holdings) Limited ($36 million in Hong Kong) and the premium on repurchase of surplus subordinated debt ($23 million in India). Costs include $18 million related to the incorporation of the Hong Kong business (Hong Kong) and the $5 million donation to the Tsunami relief effort (Malaysia, India, Other APR and Other MESA). These decisions resulted in non-recurring gains and charges of $85 million. They are included in the Geographic segmental information, but are not allocated to businesses in the Business segmental information shown in note 2.

STANDARD CHARTERED PLC - NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

The following tables set out the structure of Standard Chartered's deposits by principal geographic region where it operates at 31 December 2004 and 31 December 2003:

	Hong Kong $m	Singapore $m	Malaysia $m
Non interest bearing current and demand accounts	3,602	2,040	989
Interest bearing current and demand accounts	15,300	2,329	130
Savings deposits	24	528	437
Time deposits	13,155	9,847	3,423
Other deposits	2	50	569
Total	32,083	14,794	5,548
Deposits by banks	1,204	3,150	813
Customer accounts	30,879	11,644	4,735
	32,083	14,794	5,548
Debt securities in issue	1,508	758	401
Total	33,591	15,552	5,949

	UAE $m	Other Middle East & Other S Asia $m	Africa $m

Non interest bearing current and demand accounts	1,114	1,146	1,159
Interest bearing current and demand accounts	661	429	1,603
Savings deposits	249	1,350	512
Time deposits	2,529	1,657	679
Other deposits	187	215	69
Total	4,740	4,797	4,022
Deposits by banks	1,007	355	110
Customer accounts	3,733	4,442	3,912
	4,740	4,797	4,022
Debt securities in issue	-	-	1
Total	4,740	4,797	4,023

	Hong Kong $m	Singapore $m	Malaysia $m
Non interest bearing current and demand accounts	2,997	1,814	781
Interest bearing current and demand accounts	14,294	1,538	94
Savings deposits	22	492	453
Time deposits	12,671	7,751	2,833
Other deposits	16	45	593
Total	30,000	11,640	4,754
Deposits by banks	1,097	921	733
Customer accounts	28,903	10,719	4,021
	30,000	11,640	4,754
Debt securities in issue	2,068	346	351
Total	32,068	11,986	5,105

	UAE $m	Other Middle East & Other S Asia $m	Africa $m
Non interest bearing current and demand accounts	775	920	867
Interest bearing current and demand accounts	599	325	991
Savings deposits	214	1,080	520
Time deposits	2,108	1,480	749
Other deposits	169	246	150
Total	3,865	4,051	3,277
Deposits by banks	955	305	160
Customer accounts	2,910	3,746	3,117
	3,865	4,051	3,277
Debt securities in issue	-	-	1

Total	3,865	4,051	3,278

STANDARD CHARTERED PLC - NOTES (continued)

3. Segmental Information by Class of Business

	Consumer Banking $m	Wholesale Banking $m
Net interest income	1,952	1,216
Other finance income	3	7
Other income	738	1,343
Net revenue	2,693	2,566
Costs	(1,388)	(1,404)
Amortisation of goodwill	-	-
Total operating expenses	(1,388)	(1,404)
Operating profit before provisions	1,305	1,162
Charge for debts	(242)	28
Amounts written off fixed asset investments	-	(1)
Income from joint venture	1	1
Operating profit before taxation	1,064	1,190
Total assets employed	37,047	104,641
Total risk weighted assets and contingents	28,069	64,055

	Consumer Banking $m	Wholesale Banking $m
Net interest income	1,830	1,138
Other finance income	(4)	(9)
Other income	662	1,123
Net revenue	2,488	2,252
Costs	(1,259)	(1,250)
Amortisation of goodwill	-	-
Total operating expenses	(1,259)	(1,250)
Operating profit before provisions	1,229	1,002
Charge for debts	(478)	(58)
Amounts written off fixed asset investments	-	(11)
Income from joint venture	-	-
Operating profit before taxation	751	933
Total assets employed	33,890	86,312
Total risk weighted assets and contingents	24,253	53,909

* Comparative restated (see note 12 on page 51).

See note 2b), 2c) and 2f) on page 41.

STANDARD CHARTERED PLC - NOTES (continued)

4. Taxation

Analysis of taxation charge in the period
The charge for taxation based upon the profits for the period comprises:
United Kingdom corporation tax at 30% (2003: 30%):
Current tax on income for the period
Adjustments in respect of prior periods
Double taxation relief
Foreign tax:
Current tax on income for the period
Adjustments in respect of prior periods
Total current tax
Deferred tax:
Origination/reversal of timing differences - current year
Adjustments in respect of prior periods

Tax on profits on ordinary activities
Effective tax rate

*Comparative restated (see note 12 on page 51).

Overseas taxation includes taxation on Hong Kong profits of $122 million (2003: $134 million) provided at a rate of 17.5 per cent (2003: 17.5 per cent) on the profits assessable in Hong Kong. The Group's total deferred tax asset is $322 million at 31 December 2004, (2003: $339 million). $276 million (2003: $290 million) is disclosed in other assets. The balance of $46 million in December 2004 (2003: $49 million) represents the deferred tax on pension liabilities, so is offset against the pension liabilities amount included in other liabilities.

STANDARD CHARTERED PLC - NOTES (continued)

5. Dividends on Preference Shares

Non-cumulative irredeemable preference shares:
7 3/8% preference shares of £1 each
8 1/4% preference shares of £1 each
Non-cumulative redeemable preference shares:
8.9% preference shares of $5 each

6. Dividends on Ordinary Equity Shares

	Cents per share Cents per share
Interim	17.06
Final	40.44
	57.50

The 2004 final dividend of 40.44 cents per share will be paid in either sterling, Hong Kong dollars or US dollars on 13 May 2005, to shareholders on the UK register of members at the close of business on 25 February 2005 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 25 February 2005. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend will be sent to shareholders on or around 14 March 2005.

STANDARD CHARTERED PLC - NOTES (continued)

7. Earnings per Ordinary Share

	Profit $m	2004 Average number of shares ('000)	P sha amou cen
Basic EPS			
Profit attributable to ordinary shareholders	1,421	1,172,921	
Premium and costs paid on repurchase of preference shares	-	-	
Basic earnings per ordinary share	1,421	1,172,921	121.
Effect of dilutive potential ordinary shares:			
Convertible bonds	23	34,488	
Options	-	3,444	
Diluted EPS	1,444	1,210,853	119.

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

Profit attributable to ordinary shareholders, as above
Amortisation of goodwill
Premium and costs paid on repurchase of preference shares
Profit on sale of shares in - KorAm
 - Bank of China
Premium and costs paid on repurchase of subordinated debt
Costs of Hong Kong incorporation
Tsunami donation

Profits less losses on disposal of investment securities
Profit on sale of tangible fixed assets
Profit on disposal of subsidiary undertakings
Amounts written off fixed asset investments
Normalised earnings
Normalised earnings per ordinary share

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC - NOTES (continued)

8. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

2004

Contract or C

	underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities			
Acceptances and endorsements	976	976	842
Guarantees and irrevocable letters of credit	15,942	9,976	8,146
Other contingent liabilities	3,139	2,414	1,221
	20,057	13,366	10,209
Commitments			
Documentary credits and short term trade-related transactions	2,924	585	494
Forward asset purchases and forward deposits placed	54	54	11
Undrawn formal standby facilities, credit lines and other commitments to lend:			
One year and over	9,140	4,570	4,133
Less than one year	8,903	-	-
Unconditionally cancellable	25,933	-	-
	46,954	5,209	4,638

STANDARD CHARTERED PLC - NOTES (continued)

9. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date. Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short term rates or price movements. The risk section of the Financial Review on pages 17 to 32 explains the Group's risk management of derivative contracts.

		2004		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m	p
Trading book				
Forward foreign exchange contracts	409,003	6,789	6,500	
Foreign exchange derivative contracts				
Currency swaps and options	116,734	2,592	2,532	
Exchange traded futures and options	238	-	-	

Total	116,972	2,592	2,532
Interest rate derivative contracts			
Swaps	409,418	3,359	3,125
Forward rate agreements and options	57,475	101	127
Exchange traded futures and options	96,282	54	54
Total	563,175	3,514	3,306
Total trading book derivative financial instruments	1,089,150	12,895	12,338
Effect of netting		(7,563)	(7,563)
		5,332	4,775

STANDARD CHARTERED PLC - NOTES (continued)

9. Fair Values (continued)

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges.

	2004		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Non-trading book			
Interest rate derivative contracts			
Swaps	2,304	17	4
Forward rate agreements and options	495	-	-
Exchange traded futures and options	-	-	-
Total	2,799	17	4
Commodity derivative contracts*	6,030	33	33
Total non-trading book derivative financial instruments	8,829	50	37

* The increase in commodity derivative contracts relates to oil options entered into on a back-to-back basis to meet customer requirements.

	Bo val
Listed and publicly traded securities:	
Financial assets	16,6
Preference shares	6
Other financial liabilities	12,0
Financial liabilities	12,6

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

STANDARD CHARTERED PLC - NOTES (continued)

10. Credit Exposures in respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 31 December 2004 and 31 December 2003 for trading and non-trading purposes is set out below:

	Under one year $m	One to five years $m
Forward foreign exchange and foreign exchange derivative contracts		
Notional principal amount	479,468	41,409
Net replacement cost	7,640	1,504
Interest rate derivative contracts		
Notional principal amount	243,369	189,548
Net replacement cost	519	1,782
Commodity derivative contracts		
Notional principal amount	1,094	4,348
Net replacement cost	3	23
Counterparty risk		
Financial institutions		
Non financial institutions		
Total net replacement cost		

	Under one year $m	One to five years $m
Forward foreign exchange and foreign exchange derivative contracts		
Notional principal amount	488,667	37,075
Net replacement cost	9,581	1,091
Interest rate derivative contracts		
Notional principal amount	166,138	119,008
Net replacement cost	474	1,520
Commodity derivative contracts		
Notional principal amount	445	421
Net replacement cost	-	1
Counterparty risk		
Financial institutions		
Non financial institutions		
Total net replacement cost		

The risk section of the Financial Review on pages 17 to 32 explains the Group's risk management of derivative contracts.

STANDARD CHARTERED PLC - NOTES (continued)

11. Forward Looking Statements

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

12. Restatement of Comparative Figures

a) The Group has fully adopted the accounting requirements of FRS17 - Retirement Benefits. FRS17 replaces Statement of Standard Accounting Practice (SSAP) 24 and Urgent Issue Task Force (UITF) Abstract 6 as the accounting standard dealing with post-retirement benefits. The standard is being introduced in the UK in stages, starting with disclosures in the notes to the accounts. The full requirements of the standard are not mandatory until reporting periods starting on or after 1 January 2005, however early adoption is encouraged. The Group has adopted the standard one year early as there is now more certainty that similar requirements will be incorporated within IFRS, under which the Group will report for reporting periods starting on or after 1 January

2005.

The new standard requires the Group to include the assets of its defined benefit schemes on its balance sheet together with the related liability to make benefit payments net of deferred tax. The profit and loss account includes a charge in respect of the cost of accruing benefits for current employees and any benefit improvements. The expected return of the schemes' assets is included within other income less a charge in respect of unwinding the discount applied to the scheme's liabilities.

Under SSAP24 the profit and loss account included a charge in respect of the cost of accruing surplus benefits for the current employees offset by a credit in respect of the amortisation of the surplus in the Group's defined benefit schemes. A net pension prepayment was included in the Group's balance sheet.

A prior year adjustment has been made reducing shareholders' funds at 31 December 2003 by $202 million to reflect the revised policy.

The effect of this change on the profit and loss account for the year ended 31 December 2004 has been to introduce other finance income of $10 million (2003: $13 million charge), and to decrease administrative expenses by $16 million (2003: $30 million decrease). Profit before tax has been increased by $26 million (2003: $17 million increase).

The effect on the Group's balance sheet at 31 December 2004 has been to include a provision for defined benefit schemes of $110 million (2003: $124 million), to reduce prepayments and accrued income by $60 million (2003: $81 million) and to reduce shareholders' funds by $183 million (2003: $202 million).

b) The cost recognition policy for the Group has been revised for share schemes to reflect their usage as long term incentive plans, in accordance with the Urgent Issues Task Force 17 Employee Share Schemes.

In previous years costs have been recognised on an up front basis. From 2004 the Group will spread the cost of share schemes over the

performance/vesting period. The effect of this change on the profit and loss account for the year ended 31 December 2004 has been to decrease staff costs by $14 million before tax (2003: $9 million increase staff costs). Shareholders' funds have been increased by $10 million (2003: $16 million).

STANDARD CHARTERED PLC - NOTES (continued)

13. Dealings in the Company's listed securities

Neither the Company nor any of its subsidiaries has bought, sold or redeemed any securities of the Company listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2004.

14. Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The directors also confirm that the announcement of these results have been reviewed by the Company's Audit and Risk Committee.

Financial Calendar

Ex-dividend date	23 February 2005
Record date	25 February 2005
Posting to shareholders of 2004 Report and Accounts	14 March 2005
Annual General Meeting	5 May 2005
Payment date - final dividend on ordinary shares	13 May 2005

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs

+44 20 7280 7708

Paul Marriage, Head of Corporate Communications

+44 20 7280 7163

Romy Murray, Head of Investor Relations

+44 20 7280 7245

Cindy Tang, Head of Media Relations

+44 20 7280 6170

The following information is available on our website

- A live webcast of the 2004 annual results analysts' presentation (available from 9:45am GMT)
- A pre-recorded webcast including the Q/A session of the analysts' presentation in London (available 1:00pm GMT)
- Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director (available from 8:00am GMT)
- Slides of the Group's presentations (available after 11:00am GMT)

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate responsibility is available at www.standardchartered.com/ourbeliefs

The 2004 Report and Accounts will be made available on the website of the Stock Exchange of Hong Kong and on our website www.standardchartered.com.

END

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Regulatory Announcement

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results
Released	08:00 16-Feb-05
Number	6577I

TO CITY EDITORS **16 February 2005**
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR 2004

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

Results

- Profit before tax rose 39 per cent to $2,158 million from $1,550 million* in 2003.
- Net revenue up 13 per cent to $5,367 million from $4,740 million* in 2003.
- Normalised cost income ratio at 53.5 per cent (2003: 53.6 per cent*).
- Debt charge down 60 per cent to $214 million (2003: $536 million).
- Normalised earnings per share up 40 per cent at 125.9 cents (2003: 90.1 cents*).
- Normalised return on equity reaches 20.1 per cent (2003: 15.7 per cent*).
- Annual dividend per share increased by 10.6 per cent to 57.5 cents.

Significant achievements

- Record profits exceeding $2 billion for the first time driven by good revenue growth and excellent risk management.
- Consumer Banking and Wholesale Banking each achieved $1 billion in operating profit.
- Achieved Return on Equity goal of 20 per cent.
- Incorporated Hong Kong operations to help expansion in China.
- Made significant progress on acquisitions and alliances - Korea First Bank, Bank Permata, Bohai Bank and PrimeCredit.
- Raised 20 per cent of funds necessary to achieve Corporate Responsibility target of restoring sight to 1 million people.

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"I am delighted to be reporting on another successful year for Standard Chartered. We have demonstrated our ability to drive good revenue growth and continue our strong profit momentum. At the same time, we have achieved a number of significant acquisitions and alliances that will enable us to expand in key markets and products."

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

	2004 $m	2003* $m
RESULTS		
Net revenue	**5,367**	4,7
Provisions for bad and doubtful debts and contingent liabilities	**(214)**	(5
Profit before taxation	**2,158**	1,5
Profit attributable to shareholders	**1,479**	1,0
BALANCE SHEET		
Total assets	**141,688**	120,2
Shareholders' funds:		
Equity	**7,759**	6,8
Non-equity	**676**	6
Capital resources	**16,123**	14,1
INFORMATION PER ORDINARY SHARE	**Cents**	Ce
Earnings per share - normalised basis	**125.9**	9
- basic	**121.2**	8
Dividend per share	**57.5**	5
Net asset value per share	**658.3**	58
RATIOS	**%**	
Post-tax return on equity - normalised basis	**20.1**	1
Cost income ratio - normalised basis	**53.5**	5
Capital ratios:		
Tier 1 capital	**8.6**	
Total capital	**15.0**	1

* Comparative restated (see note 12 on page 51).

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits/losses of a capital nature, profits/losses on repurchase of share capital and subordinated debt and a donation to the Tsunami relief fund (see note 7 on page 46).

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

I am delighted to be reporting on another successful year for Standard Chartered. We have demonstrated our ability to drive good revenue growth and continue our strong profit momentum. At the same time, we have achieved a number of significant acquisitions and alliances that will enable us to expand in key markets and products.

In addition, the incorporation of our business in Hong Kong will enable us to take advantage of the Closer Economic Partnership Agreement with China. This will open up further opportunities for us in the Pearl River Delta region.

2004 Results

Our primary focus is on performance. We have continued to build on our track record.

We have seen improvement in all our key financial metrics. There has been broad based revenue growth in almost all our geographies and our bad debt performance has been excellent. Profit before tax is up 39 per cent, supported by revenue growth of 13 per cent. Our profits have nearly doubled in three years. We have again achieved excellent earnings per share growth of 40 per cent and we have achieved our return on equity goal of 20 per cent, on a normalised basis.

As a result of 2004's performance, the Board is recommending a dividend of 57.5 cents.

Positioned for growth

We are confident that this broad and balanced growth is sustainable. We are well positioned for growth in the future having achieved a number of strategic goals.

Last year, we acknowledged that there were a number of markets and product sectors where we needed to build a bigger presence.

In 2004, we added a number of acquisitions and alliances complementing our organic growth. Most recently, we entered into an agreement to acquire Korea First Bank for approximately Korean Won (KRW) 3.4 trillion ($3.3 billion), which we have financed with a placing of Standard Chartered PLC ordinary shares for approximately GBP 1.1 billion ($2 billion) together with other funding resources. This acquisition is still subject to regulatory approvals. However, it is very clear that this will be a new engine of earnings growth for the Group. We will be a partner in Bohai Bank, a unique opportunity to start a new national bank in China. Through a consortium with PT Astra International Tbk, we also acquired a controlling interest in PT Bank Permata Tbk, Indonesia's sixth largest bank. Completing the transfer of the ANZ project finance team will deepen our Wholesale Banking expertise, while PrimeCredit in Hong Kong gives us access to the consumer banking sub-prime sector.

Each of these will give us competitive advantage in our chosen markets.

Corporate Governance

We believe good governance and good performance reinforce each other. In the past year there has been an intensified focus on regulation in the financial services industry and we are working even more closely with our regulators around the world.

I have also placed great importance on reinforcing our Board strength. During 2004, we announced the appointment of three new high-calibre Non-Executive Directors: Jamie Dundas, Oliver Stocken and Val Gooding. Their appointments extend the skills base of the Board and add further to its existing diversity.

We have a Board which provides a good balance of support and challenge to the Bank's senior management.

Jamie Dundas has an outstanding record in areas relevant to Standard Chartered, including experience in Hong Kong and a background in banking.

Former Barclays Group Finance Director, Oliver Stocken is Deputy Chairman of 3i PLC, and has wide experience as a company director.

Val Gooding, chief executive of BUPA and a non-executive director at Compass Group PLC, brings marketing and brand expertise to the Group. She was previously with British Airways, her final role being Director, Asia Pacific.

I would like to thank Lord Stewartby, Sir Ralph Robins and David Moir who retired from the Board in 2004. Lord Stewartby left after 14 years of service to the Group, most recently as non-executive Deputy Chairman, the Senior Independent Director and the Chairman of the Audit and Risk Committee.

Sir Ralph had over 15 years of service on our Board. David was with Standard Chartered for 46 years and made an invaluable contribution, including as Chairman and Director of Standard Chartered Nakornthon Bank in Thailand and Deputy Chairman and Director of Standard Chartered Bank Malaysia Berhad.

I would like to thank them all for the tremendous guidance and support they have given.

Corporate Responsibility

2004 ended on a tragic note for the world when the Asian Tsunami struck after Christmas. We operate in five of the countries most affected by the Tsunami. Sadly, two of our staff were lost in the Tsunami and a number of our staff have lost family members. I am proud of the way our staff responded to this crisis. Staff donations are over $450,000. Because of the scale of this disaster, Standard Chartered has made an initial corporate $5 million donation to relief funds.

We are also making good progress with our Seeing is Believing campaign and so far have achieved 20 per cent of our target of raising funds to restore the sight of one million people suffering from curable blindness. We are also actively promoting our Living with HIV programme, to raise awareness of HIV/AIDS.

However, corporate responsibility is about more than community support. We have established a Corporate Responsibility Committee, which I chair. This Committee works to align business strategy with the corporate responsibility aspirations of the Group. Our approach to corporate responsibility has become an integral part of our values as a company.

In summary

2004 has been a year of significant progress. We have built on our track record of performance, establishing good growth momentum. We have achieved a number of strategic goals. As a result, we are now a stronger bank with a more diversified earnings base.

Bryan Sanderson CBE
Chairman
16 February 2005

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

2004 has been a good year for the Group. We have momentum and scale in our markets and we are pleased with the strategic progress we have made.

Over the last three years, we have pursued a focused agenda.

We set ourselves ambitious performance goals and have consistently delivered against them. We have strengthened the infrastructure and technology of the Bank; we have developed a robust risk management capability; we are re-invigorating our brand; we have increased staff engagement and deepened our talent pool. Our organic, broad based growth has given us the shareholder support and confidence to make acquisitions and alliances.

During 2004, we delivered against a balanced scorecard of growth and performance. Profit before tax was $2,158 million, a 39 per cent increase from $1,550 million. Return on equity rose from 15.7 per cent to 20.1 per cent. Cost-income ratio improved to 53.5 per cent. Earnings per share saw an increase from 90.1 cents to 125.9 cents. All these figures are on a normalised basis.

For the first time, both our Wholesale and Consumer Banking businesses produced more than $1 billion each in operating profit.

We are in dynamic markets and at the core of our strategy is organic growth. We will supplement this organic growth with selective acquisitions and alliances that extend our customer or geographic reach, or broaden our product range.

Looking to the year ahead our industry faces a number of challenges: rising sophistication and regionalisation of local banks; new entrants including non-bank financial institutions; margin compression in many of our markets; increasingly demanding regulatory requirements; sophisticated customers demanding more for less; the risk of a major disruption from an unexpected event; and an unrelenting war for talent. Like all international businesses, retaining and attracting the best people in a highly competitive industry is always a challenge. Companies have to invest heavily in recruiting and developing the right talent.

Many of these challenges are not new. What is different today is the pace and intensity of change.

To compete successfully and grow, we need to be able to anticipate and react quickly to changes. We have to accept that different markets are at different stages of development so we need different strategies for them.

We have been disciplined on costs and processes and innovative on products. We are standardising our technology platforms and we are absolutely focused on customers. This enables us to be more nimble and able to anticipate and respond to the changing industry environment.

2005 PRIORITIES

Our strategic intent is to be the world's best international bank - leading the way in Asia, Africa and the Middle East. We have set out our top priorities for 2005:

- - Expand Consumer Banking customer segments and products
- - Continue Wholesale Banking transformation
- - Integrate Korea First Bank and deliver growth
- - Accelerate growth in India and China
- - Deliver further technology benefits
- - Embed Outserve into our culture

Consumer Banking

Consumer Banking is a business on the move, getting more innovative every year. It continues to grow its revenue base on the back of both good asset growth outside Hong Kong and an increase in non interest income from our wealth management business. Consumer Banking also benefited from a faster than anticipated reduction in personal bankruptcies in Hong Kong.

Operating profit increased by 42 per cent and we achieved revenue growth of eight per cent.

There was strong performance in many markets, reflecting our increasingly broad based geographic and product mix. Our challenge is to invest at the right pace in growing markets and, at the same time, increase productivity and innovation in our more mature markets like Singapore and Hong Kong.

We are seeing returns on our investments in product capabilities, network expansion and systems. For example, our Consumer Banking business in the Middle East and South Asia (MESA) region enjoyed revenue growth of 23 per cent in 2004, following significant investment in the second half of 2003.

Innovative products have also set us apart in many of our markets. A good example is Manhattan Card. Manhattan is the first credit card in India and Singapore to have risk-based pricing. It is an example of customer segmentation driving product innovation. With our recent launch in three cities in India, we now have approximately 120,000 cards in issue outside of Hong Kong, and 620,000 in Hong Kong. We will launch Manhattan in three more cities in India in the next few months.

MortgageOne is another example. This portfolio grew over 50 per cent in Hong Kong and accounts for 80 per cent of new mortgage sales in Malaysia.

Innovation in channels is also proving an important contributor to growth.

In the Republic of Korea (Korea), we have an innovative approach to customer service. Our personal loans sales staff use a bus to travel to local neighbourhoods, bringing our sales people and personal loan products directly to our customers' doorstep. Such innovation on distribution channels has become a big part of Standard Chartered, and we will continue to offer new and original ideas and approaches across all our markets.

Looking ahead, we will increase customer segmentation to grow key segments such as youth and the international banking sector. We will increase the size of our Small and Medium Enterprises (SME) business. Our Priority Banking offering will be expanded in our key markets and we will be looking at opportunities to extend the reach of our consumer finance business across Asia following our acquisition of Advantage Limited (PrimeCredit) in Hong Kong.

Wholesale Banking

In 2004, our Wholesale Banking business enjoyed a year of robust revenue performance. We have executed well on the strategy we laid out a few years ago and delivered on our promises.

Overall operating profit for Wholesale Banking is up by 28 per cent. We have grown revenues by 14 per cent and, significantly, customer revenues by 19 per cent.

Disciplined investments in key sales and control functions have delivered good results across all geographies, products and all four of our customer segments. We have deepened our customer relationships and are now a top three bank to 25 per cent of our customers.

However, there is still room to further improve cross-sell ratios and strengthen our product capabilities. The acquisition of the ANZ project finance portfolio is one example of how we are doing this.

The emergence of China and India as economic powerhouses is changing the dynamics of trade and new trade corridors are opening, particularly between our markets.

Our acquisition of Sumitomo Mitsui Banking Corporation's business in India gives us a strong position in the trade corridor between Japan and India and our network in the Middle East and Africa will also prove important in giving us leverage as trade corridors change.

On-going initiatives and integration of our acquisitions will greatly benefit our Wholesale Banking business, adding to the many opportunities we see to continue to grow revenues, which we will do within our usual jaws discipline and paced capital growth.

Korea First Bank

Our recent acquisition of Korea First Bank, subject to regulatory approval, is the biggest in the history of Standard Chartered. We will execute it well and build our presence in Korea, expanding our reach in Asia.

The scale of opportunities in Korea is tremendous. It is the world's 10th largest economy, Asia's third largest and its economy is expected to grow by four per cent in 2005. Korea's banking sector generates a revenue pool over three times the size of Hong Kong.

Korea First Bank is the seventh largest banking group in Korea by assets, with a market share of approximately six per cent and over three million retail customers. It has one of the lowest levels of non-performing loans in the industry.

We have appointed an experienced integration team in Korea. We are building relations with the regulators, labour unions, the local community and the staff of Korea First Bank. These are important relationships to us.

Retaining key management talent is also very important and we are pleased with the quality of senior management in Korea First Bank.

Full year results for Korea First Bank will be announced in March. We will give more details at our interim results following completion of this acquisition. In advance of this, the following gives a flavour of potential synergies.

Korea First Bank Consumer Banking

Korea First Bank has the country's fifth largest distribution network. It has over 400 branches located throughout the country and 2,100 ATMs. In a country with 60 per cent internet penetration, it has a user-friendly internet banking platform, and a strong mobile banking business.

An example of one opportunity is our personal loan product, which can be introduced to Korea First Bank. With our strong credit scoring system and our tested instalment loan product, we have grown personal loans into an almost $200 million business, in just one year. Korea First Bank's own instalment loan business is relatively small and we have built our business from just one branch. We see good potential in distributing this through Korea First Bank's branch network.

Our success in personal loans has been due to excellent customer segmentation, good credit quality, driven off credit bureau data, and innovative distribution channels, like the sales bus mentioned earlier.

Korea First Bank Wholesale Banking

Standard Chartered will build a leading Wholesale Banking franchise in Korea by leveraging our international network, product capability and management processes as well as Korea First Bank's customer base.

One example of a growth opportunity is fee based income. At Korea First Bank, non-interest income represents less than 25 per cent of total revenues - at Standard Chartered this is over 40 per cent.

Building a trade and cash management business will be a key priority – we can leverage our international network and products to generate new fee income.

In parallel, we will strengthen Korea First Bank's Global Markets product capability, developing the necessary infrastructure as well as training for staff.

We see good opportunities in foreign exchange and derivatives as well as in debt capital markets.

It is clear there are significant revenue opportunities and the combination of our expertise with that of Korea First Bank will help realise the opportunities we see in the market. We are now even more confident that this acquisition will be EPS accretive in 2006.

India and China

India and China are our two biggest long-term opportunities. We are well on track in both these markets.

With 10 new branches, taking our total network to 75 branches in 27 cities, we are the largest international bank in India. We have focused on growing our distribution network and asset base, as well as broadening revenue streams. As a result, we have strong market share in mortgages, credit cards, wealth management, fixed income and trade finance in India.

We are investing heavily in India because we see the scale of the opportunity. Our focus on growing our customer base and expanding revenue may slow the pace of operating profit growth in the short term, but it will put us in a strong position to benefit in the medium term. There is no doubt that we can build on our position as the leading international bank in India.

In China, our strategy has three strands: organic growth, strategic investments and taking advantage of opportunities in the Pearl River Delta. We are growing revenues at over 30 per cent per annum and we have strengthened our network with additional Renminbi (RMB) licences in Xiamen, Beijing and Nanjing. We now have five RMB licences and we are allowed to conduct RMB business with local corporates in 13 cities.

We have also added a branch licence in Guangzhou. Our ambition is to remain a leading bank in China.

In parallel with this organic growth, we have signed a framework agreement to take a 19.99 per cent stake in Bohai Bank - the first bank with a national licence for many years. This will be the first time that a foreign bank has been allowed to participate and take a management role in the establishment of a national bank.

Bohai Bank will be able to open branches and sell products throughout China and we will be a significant part of this exciting new bank. When we mention our business in China we have to talk about Hong Kong, which is now very much a regional hub, integral to developing opportunities in China.

We have seen a good performance in Hong Kong and the outlook for the economy is good. Overall, consumer confidence is being restored. We are seeing inflation for the first time in many years, and unemployment is down. A rise in tourism, with 21 million visitors in 2004, and more than 24 million expected in 2005, will continue to help the economy.

But margin compression is increasing, and loan demand is not growing as fast as the economy. We are focusing on productivity to ensure we have the capacity to grow in a maturing market. We believe that our strategy in Hong Kong will pay off.

Delivering technology benefits

Across the industry, the key themes are data centre consolidation, security, service delivery channels for customers, and pressure to reduce telecommunications costs. We will continue our efforts to ensure we can stay ahead of changes in the industry.

Improvements in our technology platform have underpinned much of our ability to grow.

Our Global Shared Service Centres in Chennai and Kuala Lumpur continue to develop scale and efficiencies. We estimate that our Shared Service Centres have generated annual cost savings of $80 million. We have created economies of scale and tighter control has meant our technology production costs are down year-on-year. This has created capacity for increased investment in business applications and infrastructure.

The stability and efficiency of our operations have been enhanced. Moving forward, we will continue to emphasise standardising technology as we migrate to a lower cost and modern core banking platform globally.

We have completed our Know Your Customer roll out and we have migrated our platforms to meet changing reporting requirements under International Financial Reporting Standards.

Outserve

In line with our brand promise to be The Right Partner, we believe that service will be a differentiator for us in an increasingly competitive banking industry.

To this end, we began a series of internal initiatives in 2004 to build our service culture and processes. We call these initiatives "Outserve" and we believe it will have a profound impact on our shareholder value.

Outserve comprises four key components: the voice of the customer, process improvements, metrics and measurements, change management and communication.

We have taken the best methodologies on Voice of Customer, and developed an improved model tailored to our industry and market needs.

Our service metrics include over 100 indicators to monitor every aspect of the customer experience.

We are managing culture change and improving the way we communicate about customers. Our top 220 leaders in the company, including myself, are completing First Hand Days, where we experience somebody else's job on the front line to understand service issues and remove blockages to improved service.

We are obsessive about our customer service and will use this as a source of distinction because we believe that our Outserve initiative will create revenue, reduce customer attrition and create value.

OUTLOOK

We have had a strong performance in 2004 and the revenue momentum into 2005 is good.

Both of our businesses have good growth potential and we have robust controls in place.

We continue to make progress towards our ambitious goals to be a leader in India and China. The smooth integration of Korea First Bank is a high priority.

We will continue to produce strong profit growth for our shareholders in the short term. However, we will also focus on building a long term sustainable business.

Overall, Standard Chartered is in good health and we are optimistic about the future.

Mervyn Davies CBE
Group Chief Executive
16 February 2005

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The Group delivered another strong performance in the year ended 31 December 2004 with a record profit before tax of $2,158 million, up 39 per cent on the previous year. Normalised earnings per share has grown by 40 per cent to 125.9 cents. (Refer to note 7 on page 46 for the details of basic and diluted earnings per share).

This performance is the result of broadly based organic growth across both businesses and a significantly improved debt performance. The results have also benefited from several one-off items, described on page 12, which together generated profit of $85 million before tax. Operating profit before tax adjusted to exclude these one-off items increased by 34 per cent compared to 2003.

Prior period figures have been restated, principally to reflect the full adoption of the provisions of FRS 17 "Retirement Benefits". See note 12 on page 51.

The Group has made several acquisitions in 2004. In August, it acquired 100 per cent of Advantage Limited ("PrimeCredit"), a consumer finance business in Hong Kong, and increased its share in Standard Chartered Bank Nepal Limited from 50 per cent to 75 per cent. In November, the Group entered into a consortium agreement with PT Astra International Tbk to acquire a controlling interest in PT Bank Permata Tbk ("Permata"), an Indonesian commercial bank. The Group's effective interest in Permata at 31 December 2004 was 31.55 per cent. It has been accounted for as a joint venture. In December 2004 the Group acquired from ANZ part of its project finance business, a team of specialists and a portfolio of loan commitments amounting to $1.26 billion. Together these acquisitions contributed $8 million to profit before tax in 2004.

Net revenue has grown by 13 per cent in total to $5,367 million compared to 2003. The increase is 11 per cent when adjusted for the one-off items above. Business momentum is strong and revenue has grown at twice the pace of revenue growth a year ago. Revenue from outside Hong Kong and Singapore, our two most mature and competitive markets, now comprise 64 per cent of the Group's total revenue and grew at 19 per cent over 2003.

Net interest income grew by seven per cent to $3,168 million. A fall in interest margins from 2.8 per cent to 2.7 per cent has been offset by 10 per cent growth in average earning assets. Interest spread fell from 2.5 per cent to 2.4 per cent.

Other finance income at $10 million compares with a finance charge of $13 million in 2003, principally as a result of contributions made to the UK and Hong Kong funds.

Net fees and commissions increased by 15 per cent from $1,156 million to $1,334 million. Growth was seen in most markets, driven by wealth management, mortgages and corporate advisory services.

Dealing profits grew by 23 per cent from $525 million to $648 million, largely driven by customer led foreign exchange dealing. In particular, retail foreign exchange performed well.

Other operating income at $207 million compares to $104 million in 2003. The increase reflects the one-off items partly offset by a fall in profits on investment securities as a result of a programme to reduce the risk in the book in 2003.

Total operating expenses increased from $2,643 million to $2,996 million. Of this increase $44 million arose from accelerated goodwill amortisation. The adjusted cost increase, excluding goodwill and one-off items, was 11 per cent, in line with adjusted revenue growth. The normalised cost income ratio has fallen from 53.6 per cent in 2003 to 53.5 per cent in 2004. The Group's investment programmes over recent years in market expansion, new products, distribution outlets and sales capabilities have been paying back in good revenue growth. This investment continued in 2004 together with increased spend on the Group's regulatory and

control infrastructure.

Provisions for bad and doubtful debts fell from $536 million to $214 million, a reduction of 60 per cent. This includes a $55 million release from the Group's general provision. This performance is a direct result of significantly strengthened risk management discipline, as well as a favourable credit environment.

One-off items from Corporate Activity

In January 2004, the Group sold its investment in BOC Hong Kong (Holdings) Limited realising a net profit of $36 million and in May 2004, it disposed of its investment in KorAm Bank realising a net profit of $95 million. These gains were partially offset by a $23 million premium paid on the repurchase of surplus subordinated debt in India and are reported in other operating income.

One-off costs of $18 million were incurred on incorporating the Group's business in Hong Kong and, at the end of December, the Group agreed to donate $5 million to the Tsunami relief effort.

The effect of these gains and charges, all of which arose from corporate decisions taken at the centre and which are non-recurring in nature, have not been attributed to either Consumer Banking or Wholesale Banking in the business segmental results.

CONSUMER BANKING

Consumer Banking has built up strong momentum with operating profit up 42 per cent in 2004 to $1,064 million. The accelerated investment in growth opportunities in 2003 is delivering results. Revenue increased by eight per cent, which is twice the rate that was achieved in 2003, to $2,693 million. This was driven by loan growth of 18 per cent outside Hong Kong and an increased contribution across all product segments, in particular the SME business. Investing for growth has led to a 10 per cent increase in costs when compared to 2003. The specific bad debt charge fell by 43 per cent. The debt charge in Hong Kong fell significantly and charges elsewhere also improved. In addition, $29 million of general provision held against the consumer portfolio has been released in 2004.

Hong Kong delivered an increase in operating profit of 77 per cent to $462 million. This resulted from a lower debt charge, cost efficiencies and improved mortgage margins, although these showed some decline in the second half. Revenue was flat at $954 million. Improved margins in mortgages and a good performance in wealth management was offset by subdued loan demand across the market. Costs were tightly controlled and, in the fourth quarter, an operational efficiency programme was initiated to reduce back office costs and improve productivity.

In Singapore, operating profit was broadly flat at $180 million in an intensely competitive environment. Although asset growth was strong at 16 per cent and there was good performance in wealth management and the SME business, revenue was offset by contracting margins, particularly in the mortgage business. Cost growth was five per cent, largely supporting product investment.

Operating profit in Malaysia was up 17 per cent to $75 million with strong performance across all products and a lower debt charge. Revenue grew by eight per cent. Continued margin pressure in the mortgage portfolio was more than offset by higher volume. Revenue from wealth management increased significantly, driven by unit trust sales. Costs increased by nine per cent as a result of significant infrastructure investment.

In Other Asia Pacific, operating profit at $97 million was 11 per cent higher than in 2003 with revenue up 18 per cent. Thailand, Taiwan, Indonesia and Korea performed well across a broad range of products. Costs increased by 23 per cent as the Group continued to invest in China and Korea.

In India, strong asset growth and a lower debt charge drove operating profit up by 100 per cent to $78 million, despite contracting margins in both mortgages and deposit accounts. Costs

increased by 22 per cent to $153 million as a result of continued investment in enhanced risk management, new products and delivery channels to support rapid business growth.

Operating profit in the United Arab Emirates (UAE) increased by 42 per cent to $64 million with revenue up by 22 per cent, driven by credit cards, personal loans and wealth management. Costs were 11 per cent higher than in 2003, reflecting further investment in infrastructure and product capability. Elsewhere in MESA operating profit grew by 38 per cent to $69 million with strong performances in wealth management, cards and personal loans, particularly in Bangladesh, Pakistan and Bahrain. In Africa, operating profit increased from $7 million to $17 million with revenue up by 28 per cent to $218 million. This was largely a result of strong asset growth as new products were launched in a number of countries, including Nigeria, South Africa and Kenya, together with improved margins in Zimbabwe. Costs have grown by 23 per cent. This was driven by continued investment in South Africa and inflationary pressures.

The Americas, UK and Group Head Office has seen an increase in operating profit of 10 per cent to $22 million, mostly through firm cost control. The re-focused international banking offering has delivered good profit growth, with revenues largely booked in Hong Kong, Singapore and Dubai.

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

					20
				Asia Pacific	
	Hong Kong	Singapore	Malaysia	Other Asia Pacific	In
	$m	$m	$m	$m	
Net revenue	954	330	175	393	2
Costs	(415)	(116)	(86)	(231)	(15
Specific	(88)	(40)	(18)	(69)	(2
General	11	6	4	3	
Charge for debts	(77)	(34)	(14)	(66)	(2
Income from joint venture	-	-	-	1	
Operating profit	462	180	75	97	

					20
	UAE	Other Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Consum Banki To
	$m	$m	$m	$m	
Net revenue	124	172	218	69	2,6
Costs	(51)	(93)	(195)	(48)	(1,38
Specific	(10)	(11)	(6)	-	(27
General	1	1	-	1	
Charge for debts	(9)	(10)	(6)	1	(24
Income from joint venture	-	-	-	-	
Operating profit	64	69	17	22	1,0

200

Asia Pacific

	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In $
Net revenue	954	328	162	333	2:
Costs	(411)	(110)	(79)	(188)	(12
Specific charge for debts	(282)	(40)	(19)	(58)	(5
Operating profit	261	178	64	87	:

					20(
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consun Banki Tc :
Net revenue	102	138	170	78	2,4
Costs	(46)	(83)	(159)	(58)	(1,25
Specific charge for debts	(11)	(5)	(4)	-	(47
Operating profit	45	50	7	20	7:

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

An analysis of Consumer Banking revenue by product is set out below:

Revenue by product	2004 $m	2003* $m
Cards and Personal Loans	**1,117**	1,043
Wealth Management / Deposits	**891**	805
Mortgages and Auto Finance	**638**	603
Other	**47**	37
	2,693	2,488

* Comparative restated (see note12 on page 51).

Cards and personal loans have delivered increased revenue of seven per cent in a very competitive price environment. Assets have grown by 25 per cent outside of Hong Kong. Hong Kong has returned to profitability despite a seven per cent decline in cards outstandings.

Wealth management revenue has increased by 11 per cent to $891 million with strong demand for investment products, partially offset by compression in deposit margins.

Mortgages and auto finance revenue has grown by six per cent to $638 million driven by new products, increased fee income and, in Hong Kong, improved mortgage margins.

Costs in Consumer Banking have increased by 10 per cent to $1,388 million. This was a direct result of the investment which began in 2003 to expand distribution outlets and launch new products and services in key growth markets.

The specific net charge for debts in Consumer Banking has fallen by 43 per cent to $271 million. The specific net debt charge in Hong Kong fell significantly as bankruptcy losses continued to fall sharply due to the improving economic environment. Other areas showed a stable or improving performance while sustaining strong business growth.

WHOLESALE BANKING

Wholesale Banking delivered a strong broadly based performance across all geographies, products and customer segments. Operating profit was up 28 per cent at $1,190 million. This was achieved on controlled economic capital, through expanding product capabilities and deepening customer relationships. Revenue increased by 14 per cent to $2,566 million. Customer revenues were up by 19 per cent. Costs increased by 12 per cent due to increased investment in product capabilities such as debt capital markets and derivatives, increased spend on infrastructure and controls, and an increase in performance driven compensation. There was a net specific debt release in 2004 of $2 million compared to a charge of $68 million in 2003. This reflected success in changing the risk profile of the business and also a benign credit environment. In addition, a $26 million release was made from the general provision held against the Wholesale portfolio (2003: $10 million).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

					20
				Asia Pacific	
	Hong Kong	Singapore	Malaysia	Other Asia Pacific	In
	$m	$m	$m	$m	
Net revenue	418	183	95	422	2
Costs	(221)	(110)	(57)	(277)	(9
Specific	(54)	(2)	11	22	
General	6	3	1	4	
Charge for debts	(48)	1	12	26	
Amounts written off fixed asset investments	-	-	-	-	
Income from joint venture	-	-	-	1	
Operating profit	149	74	50	172	1

					20
				Americas	
	UAE	Other Middle East & Other S Asia	Africa	UK & Group Head Office	Wholesale Banki To
	$m	$m	$m	$m	
Net revenue	147	205	366	499	2,5
Costs	(48)	(75)	(162)	(357)	(1,40
Specific	6	7	(6)	15	
General	2	2	-	6	
Charge for debts	8	9	(6)	21	
Amounts written off fixed asset investments	-	-	-	(3)	(
Income from joint venture	-	-	-	-	
Operating profit	107	139	198	160	1,1

					200
				Asia Pacific	
	Hong Kong	Singapore	Malaysia	Other Asia Pacific	In
	$m	$m	$m	$m	
Net revenue	401	158	73	348	2
Costs	(207)	(100)	(57)	(241)	(8

Specific	(23)	7	21	(41)	(
General	-	-	-	-	
Charge for debts	(23)	7	21	(41)	(
Amounts written off fixed asset investments	-	-	-	-	(
Operating profit	171	65	37	66	1:

					20(
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholes: Banki Tc :
Net revenue	132	177	273	447	2,2:
Costs	(45)	(62)	(123)	(328)	(1,25
Specific	9	9	(5)	(44)	(6
General	-	-	-	10	·
Charge for debts	9	9	(5)	(34)	(5
Amounts written off fixed asset investments	-	-	-	(7)	(1
Operating profit	96	124	145	78	9:

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

In Hong Kong, net revenue grew by four per cent from $401 million to $418 million. The growth was largely from foreign exchange and derivatives on the back of strong trade flows. Costs were $14 million higher at $221 million with continued investment in the front office partially offset by a reduction in technology costs.

Revenue in Singapore grew by 16 per cent. Strong customer revenue, particularly from global markets products, more than offset a decline in revenue from asset and liability management. Costs increased by 10 per cent to $110 million mainly due to investment in risk and governance infrastructure.

In Malaysia, revenue increased from $73 million to $95 million with good growth in global markets products facilitated by a wider product mix and advisory services. Costs were held flat at $57 million through tight control.

The Other Asia Pacific region delivered strong results with excellent contributions in all countries and, in particular, from Korea and Taiwan. Revenue grew by 21 per cent to $422 million. This increase was broadly spread across the commercial banking and global markets product range. Costs increased by 15 per cent to $277 million reflecting investment in product capability in the region.

In India, profit on the sale of investment securities arising as a result of a programme to reduce the risk in the book was significantly lower in 2004. Excluding the effect of this, revenue grew by around 12 per cent. This reflected broad based product growth and positive contribution from all customer segments. The increase in costs of 11 per cent to $97 million is the result of investment in new businesses, people and infrastructure to capture further growth opportunities.

In the UAE revenue increased by 11 per cent to $147 million, driven largely by foreign exchange, cash management and structured global markets products. Elsewhere in the MESA region revenue grew by $28 million to $205 million, led by significant cross-selling of global markets products. The increase in costs in the region was due to expansion into new markets, investment in new products, infrastructure and continued strengthening of risk and governance functions.

In Africa, revenue at $366 million was 34 per cent higher than in 2003. High commodity prices and relative economic stability in a number of key markets have contributed to this result. The contribution from Botswana and Zimbabwe was particularly strong. Costs grew by 32 per cent, mainly due to inflationary pressure and expansion in Nigeria and South Africa.

The Americas, UK and Group Head Office has seen revenue increase by 12 per cent to $499 million. Strong fees and commissions were partially offset by reduced yield on asset and liability management.

An analysis of Wholesale Banking revenue by product is set out below:

Revenue by product	**2004 $m**	2003* $m
Trade and Lending	**868**	815
Global Markets	**1,209**	1,054
Cash Management and Custody	**489**	383
	2,566	2,252

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Trade and lending revenue has increased by seven per cent to $868 million. Trade finance, underpinned by strong intra-Asian trade flows, has outstripped lending growth.

Global markets revenue has grown strongly at 15 per cent. Investment in new product capability in debt capital markets, asset backed securities, structured trade and derivatives has started to deliver good returns. Revenue from asset and liability management was lower than in 2003 due to the shape of the yield curves, but the decline has stabilised.

Cash management and custody revenue was up by 28 per cent. Cash management grew on the back of higher transaction volumes and an increase of more than 30 per cent in average balances. Custody increased by more than 40 per cent with assets under administration up by more than 50 per cent.

Costs in Wholesale Banking increased by 12 per cent. This was due to further investment for growth, increased spending on infrastructure and controls and higher performance driven costs, largely due to variable compensation.

The Wholesale Banking had a net specific debt release of $2 million compared to a $68 million charge in the previous period. Gross provisions were down by 37 per cent and recoveries down by 13 per cent. This has been achieved through continued enhancement of risk management processes and improvement in the risk profile, together with a favourable credit environment. $26 million of general provision was released against the Wholesale portfolio in 2004 (2003: $10 million).

RISK

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk arise directly through the Group's commercial activities whilst business, regulatory, operational and reputational risk are normal consequences of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

The basic principles of risk management followed by the Group include:

- - ensuring that business activities are controlled on the basis of risk adjusted return;
- - managing risk within agreed parameters with risk quantified wherever possible;
- - assessing risk at the outset and throughout the time that we continue to be exposed to it;
- - abiding by all applicable laws, regulations, and governance standards in every country in which we do business;
- - applying high and consistent ethical standards to our relationships with all customers, employees and other stakeholders; and
- - undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework

Ultimate responsibility for the effective management of risk rests with the Company's Board of Directors. The Audit and Risk Committee reviews specific risk areas and guides and monitors the activities of the Group Risk Committee and the Group Asset and Liability Committee.

All the Executive Directors of Standard Chartered PLC and members of the Standard Chartered Bank Court are members of the Group Risk Committee which is chaired by the Group Executive Director responsible for Risk ("GED Risk"). This Committee has responsibility for determining the Group standards and policies for risk measurement and management, and also delegating

authorities and responsibilities to various sub committees.

The committee process ensures that standards and policy are cascaded down through the organisation from the Board through the Group Risk Committee and the Group Asset and Liability Committee to the functional, regional, and country level committees. Key information is communicated through the country, regional, and functional committees to Group, to provide assurance that standards and policies are being followed.

The GED Risk manages an independent risk function which:

- - recommends Group standards and policies for risk measurement and management;
- - monitors and reports Group risk exposures for country, credit, market and operational risk;
- - approves market risk limits and monitors exposure;
- - sets country risk limits and monitors exposure;
- - chairs the credit committee and delegates credit authorities subject to oversight;
- - validates risk models; and
- - recommends risk appetite and strategy.

Individual Group Executive Directors are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:

- - implementing the policies and standards as agreed by the Group Risk Committee across all business activity;
- - managing risk in line with appetite levels agreed by the Group Risk Committee; and
- - developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The GED Risk, together with Group Internal Audit, provides independent assurance that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfolios on the banking and trading books.

Clear responsibility for credit risk is delegated from the Board to the Group Risk Committee. Standards and policies for managing credit risk are determined by the Group Risk Committee which also delegates credit authorities through the GED Risk to independent Risk Officers at Group and at the Wholesale Banking and Consumer Banking business levels. Procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. The Risk Officers are located in the businesses to maximise the efficiency of decision-making, but have an independent reporting line into the GED Risk.

Within the Wholesale Banking business, credit analysis includes a review of facility detail, credit grade determination and financial spreading/ratio analysis. The Bank uses a numerical grading system for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure with customers analysed against a range of quantitative and qualitative measures. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or Regional level Credit Committee. This Committee receives its authority and delegated responsibilities from the Group Risk Committee.

The businesses, working with the Risk Officers, take responsibility for managing pricing for risk,

portfolio diversification and overall asset quality within the requirements of Group standards, policies, and the business strategy.

For Consumer Banking, standard credit application forms are generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have increased by 20 per cent during the year to $71.6 billion. In Consumer Banking growth has resulted from increases in the mortgage book, mainly in Singapore, Malaysia and India. In Wholesale Banking growth was across all regions. This was particularly in trade, syndications and project finance, including the acquisition of the $1.2 billion ANZ project finance portfolio.

Approximately 49 per cent (2003: 53 per cent) of the portfolio relates to Consumer Banking, predominantly retail mortgages. Other Consumer Banking covers credit cards, personal loans and other secured lending.

Approximately half of the Group's loans and advances are short term in nature and have a maturity of one year or less. The Wholesale Banking portfolio is predominantly short term, with 75 per cent of loans and advances having a maturity of one year or less. In Consumer Banking, 63 per cent of the portfolio is in the mortgage book, traditionally longer term in nature.

The following tables set out by maturity the amount of customer loans net of provisions:

				2004
	One year or less $m	**One to five years $m**	**Over five years $m**	**Total $m**
Consumer Banking				
Mortgages	**1,877**	**4,156**	**15,985**	**22,018**
Other	**5,241**	**3,876**	**403**	**9,520**
Small and medium enterprises	**989**	**440**	**2,050**	**3,479**
Total	**8,107**	**8,472**	**18,438**	**35,017**
Wholesale Banking	**27,670**	**5,145**	**4,099**	**36,914**
General provisions	**-**	**-**	**-**	**(335)**
Net loans and advances to customers	**35,777**	**13,617**	**22,537**	**71,596**

				2003*
	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking				
Mortgages	1,917	4,143	14,229	20,289
Other	4,874	3,534	553	8,961
Small and medium enterprises				

	558	217	1,631	2,406
Total	7,349	7,894	16,413	31,656
Wholesale Banking	22,209	4,526	1,778	28,513
General provisions	-	-	-	(425)
Net loans and advances to customers	29,558	12,420	18,191	59,744

* The analysis of net loans and advances to customers for Consumer and Wholesale Banking at 31 December 2003 has been restated to separately disclose small and medium enterprises within Consumer Banking. This has resulted in a transfer of $514 million from the Wholesale Banking portfolio to Consumer Banking. There was no impact on total net loans and advances to customers.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out an analysis of the Group's net loans and advances as at 31 December 2004 and 31 December 2003 by the principal category of borrowers, business or industry and/or geographical distribution:

					20
				Asia Pacific	
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In
Loans to individuals					
Mortgages	12,189	5,064	2,422	737	1,1
Other	2,097	651	488	2,622	1,2
Small and medium enterprises	731	1,622	578	200	2
Consumer Banking	15,017	7,337	3,488	3,559	2,6
Agriculture, forestry and fishing	-	26	55	56	
Construction	154	27	6	34	1
Commerce	1,560	804	136	895	2
Electricity, gas and water	387	40	71	271	1
Financing, insurance and business services	1,914	1,608	554	762	4
Loans to governments	-	306	1,551	-	
Mining and quarrying	-	65	63	122	
Manufacturing	1,343	423	269	2,512	8
Commercial real estate	984	721	2	388	
Transport, storage and communication	366	280	128	321	2
Other	19	128	51	354	
Wholesale Banking	6,727	4,428	2,886	5,715	1,9
General provision					
Total loans and advances to customers	21,744	11,765	6,374	9,274	4,6
Total loans and advances to banks	2,852	2,399	480	3,554	3

					20
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To
Loans to individuals					
Mortgages	-	87	63	262	22,0
Other	819	1,109	431	102	9,5
Small and medium enterprises	13	29	76	-	3,4
Consumer Banking	832	1,225	570	364	35,0
Agriculture, forestry and fishing	-	19	171	314	6
Construction	103	136	46	4	6
Commerce	824	378	353	1,113	6,3
Electricity, gas and water	-	119	102	300	1,3

Financing, insurance and business services	951	411	47	2,268	8,9
Loans to governments	-	16	7	225	2,1
Mining and quarrying	92	57	95	1,032	1,5
Manufacturing	236	1,031	404	2,294	9,3
Commercial real estate	-	-	29	2	2,1
Transport, storage and communication	56	243	165	1,177	2,9
Other	38	205	24	86	9
Wholesale Banking	2,300	2,615	1,443	8,815	36,9
General provision				(335)	(33
Total loans and advances to customers	3,132	3,840	2,013	8,844	71,5
Total loans and advances to banks	535	932	510	7,335	18,9

Under "Loans to individuals - Other", $1,270 million (2003: $1,371 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $3,586 million (2003: $3,329 million).

The Wholesale Banking portfolio is well diversified across both geography and industry, with no concentration in exposure to sub-industry classification levels in manufacturing, financing, insurance and business services, commerce and transport, storage and communication.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

					200
				Asia Pacific	
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In
Loans to individuals					
Mortgages	11,974	4,450	1,951	831	6
Other	2,219	703	660	1,990	9
Small and medium enterprises	577	1,162	541	-	1
Consumer Banking	14,770	6,315	3,152	2,821	1,7
Agriculture, forestry and fishing	6	2	76	49	
Construction	104	9	13	43	
Commerce	1,350	848	187	717	
Electricity, gas and water	327	36	25	240	
Financing, insurance and business services	1,575	883	428	657	1
Loans to governments	-	61	747	8	
Mining and quarrying	-	14	78	35	
Manufacturing	1,326	745	214	2,016	9
Commercial real estate	873	663	7	250	
Transport, storage and communication	491	143	38	118	
Other	23	62	44	170	
Wholesale Banking	6,075	3,466	1,857	4,303	1,3
General provision					
Total loans and advances to customers	20,845	9,781	5,009	7,124	3,1
Total loans and advances to banks	2,113	1,045	204	2,784	2

					200
				Americas	
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	UK & Group Head Office $m	To
Loans to individuals					
Mortgages	-	67	30	346	20,2
Other	677	1,127	430	156	8,9
Small and medium enterprises	-	-	-	-	2,4
Consumer Banking	677	1,194	460	502	31,6
Agriculture, forestry and fishing	-	24	144	387	7
Construction	83	91	19	13	4
Commerce	619	394	398	725	5,2
Electricity, gas and water	3	69	127	84	9
Financing, insurance and business services	434	320	116	1,184	5,7
Loans to governments	-	13	-	281	1,1
Mining and quarrying	59	59	16	470	7

Manufacturing	179	916	283	1,738	8,3
Commercial real estate	-	1	18	3	1,8
Transport, storage and communication	30	237	114	1,513	2,7
Other	26	166	44	71	6
Wholesale Banking	1,433	2,290	1,279	6,469	28,5
General provision				(425)	(42
Total loans and advances to customers	2,110	3,484	1,739	6,546	59,7
Total loans and advances to banks	605	889	308	5,167	13,3

* The analysis of net loans and advances to customers for Consumer and Wholesale Banking at 31 December 2003 has been restated to separately disclose small and medium enterprises within Consumer Banking. This has resulted in a transfer of $514 million from the Wholesale Banking portfolio to Consumer Banking. There was no impact on total net loans and advances to customers.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Problem Credits

The Group employs a variety of tools to monitor the loan portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process involving senior risk officers and representatives from the specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.

Credit cards: a charge-off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge-off is currently at 120 days.

Other unsecured Consumer Banking products are charged off at 150 days past due.

For other secured Consumer Banking products a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write-off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out the non-performing portfolio in Consumer Banking:

					2(
	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In(:
Loans and advances Gross non- performing	72	146	181	60	.
Specific provisions for bad and doubtful debts	(32)	(24)	(28)	(13)	(1
Interest in suspense	(1)	(4)	(24)	(7)	(
Net non-performing loans and advances	39	118	129	40	:
Cover ratio					

					2(
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To :
Loans and advances Gross non- performing	14	28	24	46	6'
Specific provisions for bad and doubtful debts	(11)	(11)	(9)	(5)	(14
Interest in suspense	(2)	(13)	(8)	(7)	(7
Net non-performing loans and advances	1	4	7	34	3:
Cover ratio					36

					2(
	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In :
Loans and advances Gross non- performing	138	115	192	63	.
Specific provisions for bad and doubtful debts	(48)	(17)	(26)	(15)	(1
Interest in suspense	(1)	(3)	(23)	(9)	(

Net non-performing loans and advances	89	95	143	39	:
Cover ratio					

					2(
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Tc :
Loans and advances Gross non- performing	16	23	18	10	6
Specific provisions for bad and doubtful debts	(11)	(8)	(7)	(5)	(14
Interest in suspense	(5)	(8)	(7)	(2)	(6
Net non-performing loans and advances	-	7	4	3	4
Cover ratio					3

The relatively low Consumer Banking cover ratio reflects the fact that the Group classifies all exposure which is more than 90 days past due as non-performing, whilst specific provisions on unsecured lending are only raised at the time of charge-off. For secured products, provisions reflect the difference between the value of the underlying assets and the outstanding loan (see details relating to the raising of provisions above).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised so that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal, or a portion thereof, is considered uncollectible and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off.

The following tables set out the total non-performing portfolio in Wholesale Banking including the portfolio covered by a Loan Management Agreement ("LMA") with a Thai Government Agency. This portfolio amounted to $236 million net of provisions at 31 December 2004 (2003: $660 million). The net non-performing loan portfolio has decreased by $607 million (54 per cent) over 2003.

2(

	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In($
Loans and advances Gross non- performing	409	185	117	558	I
Specific provisions for bad and doubtful debts	(257)	(89)	(68)	(256)	(2
Interest in suspense	(92)	(56)	(35)	(54)	(2
Net non-performing loans and advances	60	40	14	248	

2(

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To $
Loans and advances Gross non- performing	49	126	104	674	2,2!
Specific provisions for bad and doubtful debts	(31)	(69)	(46)	(435)	(1,28
Interest in suspense	(13)	(55)	(42)	(127)	(50

Net non-performing loans and advances	**5**	**2**	**16**	**112**	**5**

					2(
	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In
Loans and advances Gross non- performing	357	236	194	1,077	
Specific provisions for bad and doubtful debts	(220)	(106)	(118)	(375)	(4
Interest in suspense	(91)	(64)	(55)	(68)	(3
Net non-performing loans and advances	46	66	21	634	

					2(
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Tc
Loans and advances Gross non- performing	52	180	116	887	3,1
Specific provisions for bad and doubtful debts	(40)	(99)	(51)	(460)	(1,51
Interest in suspense	(12)	(66)	(43)	(126)	(55
Net non-performing loans and advances	-	15	22	301	1,1

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Wholesale Banking Cover Ratio

The following tables show the Wholesale Banking cover ratio. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement (LMA) with a Thai Government Agency.

At 86 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by specific provision and interest in suspense represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

	2004		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances - Gross non-performing	**2,290**	**351**	**1,939**
Specific provisions for bad and doubtful debts	**(1,280)**	**(115)**	**(1,165)**
Interest in suspense	**(500)**	**-**	**(500)**
Net non-performing loans and advances	**510**	**236**	**274**
Cover ratio			**86%**

	2003		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances - Gross non-performing	3,185	772	2,413
Specific provisions for bad and doubtful debts	(1,513)	(112)	(1,401)
Interest in suspense	(555)	-	(555)
Net non-performing loans and advances	1,117	660	457
Cover ratio			81%

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Group

The following tables set out the movements in the Group's total specific provisions against loans and advances:

	20				
				Asia Pacific	
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In
Provisions held at 1 January 2004	268	123	144	390	
Exchange translation differences	-	3	-	4	
Amounts written off	(154)	(62)	(63)	(142)	(
Recoveries of amounts previously written off	29	7	10	12	
Other	4	-	(2)	(42)	
New provisions	207	60	36	95	
Recoveries/provisions no longer required	(65)	(18)	(29)	(48)	(
Net charge against/(credit to) profit	142	42	7	47	
Provisions held at 31 December 2004	289	113	96	269	

	20				
				Americas	
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	UK & Group Head Office $m	Tc
Provisions held at 1 January 2004	51	107	58	465	1,(
Exchange translation differences	(3)	(1)	2	8	
Amounts written off	(13)	(29)	(21)	(58)	(6
Recoveries of amounts previously written off	3	4	4	2	
Other	-	(5)	-	38	
New provisions	15	28	27	35	(
Recoveries/provisions no longer required	(11)	(24)	(15)	(50)	(3
Net charge against/(credit to) profit	4	4	12	(15)	
Provisions held at 31 December 2004	42	80	55	440	1,

	2C				
				Asia Pacific	
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In

Provisions held at 1 January 2003	255	159	235	358	
Exchange translation differences	2	2	-	13	
Amounts written off	(353)	(85)	(99)	(120)	(
Recoveries of amounts previously written off	23	14	10	13	
Other	36	-	-	27	
New provisions	364	72	34	142	
Recoveries/provisions no longer required	(59)	(39)	(36)	(43)	(
Net charge against/(credit to) profit	305	33	(2)	99	
Provisions held at 31 December 2003	268	123	144	390	

					2C
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	T(
Provisions held at 1 January 2003	108	144	53	452	1,;
Exchange translation differences	-	2	1	10	
Amounts written off	(64)	(32)	(6)	(64)	(S
Recoveries of amounts previously written off	1	1	1	3	
Other	4	(4)	-	20	
New provisions	14	22	24	90	!
Recoveries/provisions no longer required	(12)	(26)	(15)	(46)	(3
Net charge against/(credit to) profit	2	(4)	9	44	:
Provisions held at 31 December 2003	51	107	58	465	1,(

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Group (continued)

General Provision

The general provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in a loan portfolio and to other material uncertainties where specific provisioning is not appropriate. It is not held to cover losses arising from future events.

The Group sets the general provision with reference to past experience by using both Flow Rate and Expected Loss methodology, as well as taking judgemental factors into account. These factors include, but are not confined to, the economic environment in our core markets, the shape of the portfolio with reference to a range of indicators and management actions taken to pro-actively manage the portfolio.

During the year, $39 million of the general provision was applied to cover litigation in India dating back to 1992 and $4 million was added from acquisitions. $55 million has been released from the general provision reflecting the benign economic environment, the significant improvement in the Hong Kong bankruptcy situation and other portfolio indicators. At 31 December 2004, the balance of general provision stood at $335 million, 0.5 per cent of Loans and Advances to Customers (2003: $425 million, 0.7 per cent).

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

This covers the risk that:

- - the sovereign borrower of a country may be unable or unwilling to fulfil its foreign currency or cross-border contractual obligations; and/or
- - a non-sovereign counterparty may be unable to fulfil its contractual obligations as a result of currency shortage due to adverse economic conditions or actions taken by the government of the country.

The Group Risk Committee approves country risk policy and procedures and delegates the setting and management of country limits to the Group Head, Credit and Country Risk.

The businesses and country Chief Executive Officers manage exposures within these set limits and policies. Countries designated as higher risk are subject to increased central monitoring.

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

				2004				2003
	Public sector $m	Banks $m	Other $m	Total $m	Public sector $m	Banks $m	Other $m	Total $m
USA	824	745	2,660	4,229	1,436	902	2,149	4,487
Netherlands	-	2,639	406	3,045	-	1,729	275	2,004
Hong Kong	4	199	2,719	2,922	14	112	2,301	2,427
Singapore	-	325	1,939	2,264	-	160	1,509	1,669
India	74	1,132	867	2,073	60	641	1,052	1,753
Korea	47	1,258	698	2,003	3	1,393	475	1,871
China*	101	686	902	1,689	-	-	-	-
France	149	1,243	183	1,575	4	1,529	253	1,786
Germany**	-	-	-	-	-	1,292	315	1,607

* Less than one per cent of total assets at 31 December 2003
** Less than one per cent of total assets at 31 December 2004

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. Group Market Risk approves the limits within delegated authorities and monitors exposures against these limits.

Group Market Risk complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and non-trading books combined at 31 December 2004 was $15.4 million (2003: $12.2 million). Interest rate related VaR was $15.6 million (2003: $12.2 million) and foreign exchange related VaR was $3.0 million (2003: $1.3 million). The total VaR of $15.4 million recognises offsets between interest rate and foreign exchange risks.

The average total VaR for trading and non-trading books during the year was $15.8 million (2003: $13.6 million) with a maximum exposure of $19.4 million (2003: $16.0 million).

VaR for interest rate risk in the non-trading books of the Group totalled $16.7 million at 31

December 2004 (2003: $9.5 million). The increase in VaR reflects the rise in interest rates and positional changes.

The Group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market risk related activities was $3.8 million, compared with $3.5 million during 2003.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily revenue from foreign exchange trading businesses during 2004 was $1.6 million (2003: $1.3 million).

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and non trading structural interest rate exposures.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

The average daily revenue from interest rate trading businesses during 2004 was $2.2 million (2003: $2.2 million).

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions. This is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive together with an estimate for the potential future change in the market value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values. For an analysis of derivative contracts see notes 9 and 10 on pages 48 to 50.

Liquidity Risk

The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations

and for all currencies. Hence the Group is in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made.

Liquidity risk management is governed by the Group Asset and Liability Committee (GALCO). This Committee, chaired by the GED Finance and with authority derived from the Board, is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee (LMC) with regional and country Asset and Liability Committees (ALCO).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations/Group policy and maintaining a Country Liquidity Crisis Contingency Plan. A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO oversees the structural foreign exchange and interest rate exposures that arise within the Group. Policies and terms of reference are set within which Group Corporate Treasury manage these exposures on a day-to-day basis.

Policies and guidelines for the setting and maintenance of capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk

Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of technology, processes, infrastructure, personnel and other risks having an operational impact. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

An independent Group operational risk function is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. They are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Business Risk

Business risk is the risk of failing to achieve business targets due to inappropriate strategies, inadequate resources or changes in the economic or competitive environment and is managed through the Group's management processes. Regular reviews of the performance of Group

businesses by the Group Management Committee, comprising Group Executive Directors and other senior management are used to assess business risks and agree management action. The reviews include corporate financial performance measures, capital usage, resource utilisation and risk statistics to provide a broad understanding of the current business position.

Compliance and Regulatory Risk

Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk

Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk.

The Group manages legal risk through the Group Legal Risk Committee, Legal risk policies and procedures and effective use of its internal and external lawyers.

Reputational Risk

Reputational risk is defined as the risk that any action taken by the Group or its employees creates a negative perception in the external market place. This includes the Group's and/or its customers' impact on the environment. The Group Risk Committee examines issues that are considered to have reputational repercussions for the Group and issues guidelines or policies as appropriate. It also delegates responsibilities for the management of legal/regulatory and reputational risk to the business through business risk committees. In Wholesale Banking, potential reputational risks resulting from transactions or policies and procedures are reviewed and actioned through the Wholesale Banking Reputational Risk Committee. Consumer Banking's Product and Reputational Risk Committee provides similar assurance.

Independent Monitoring

Group Internal Audit is an independent Group function that reports directly to the Group Chief Executive and the Audit and Risk Committee. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

Hedging Policies

The Group does not generally hedge the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation. The Group also seeks to match its assets denominated in foreign currencies with corresponding liabilities in the same currencies.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

CAPITAL

The Group believes that being well capitalised is important. The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7 - 9 per cent and 12 - 14 per cent respectively.

Basel II

The Group has a centrally managed Basel programme with work streams operating in businesses covering both credit and operational risk. Work is well advanced and the Group expects to be in line to gain compliance with the Basel Accord by 1 January 2007.

There is close alignment between the objectives of Basel II and the Group's own best practice goals. As a leading international bank, we are concerned by the potential impact of inconsistent implementation of the Basel Accord cross border and regard this as a key industry issue for Regulators to address.

International Financial Reporting Standards (IFRS)

From 1 January 2005, the Group will be required by European Directives to report its consolidated financial statements under IFRS, as endorsed by the European Union. Our first published results under IFRS will be the 2005 Interim Report. In May 2005 we intend to present to investors and analysts the impact of IFRS on the Group following the restatement of our 2004 financial statements.

The transition to IFRS represents a significant change in our accounting policies. The principal changes are:

- - recording all derivatives and certain debt security assets at fair value on the balance sheet;
- - recording additional bad debt charges for time-value discount provisions;
- - recording interest on a 'level yield' basis;
- - recording the cost of share options awarded to employees on a fair value basis;
- - ceasing goodwill amortisation;
- - dividends proposed but not declared are no longer accrued as a liability;
- - grossing up of the balance sheet for items no longer permitted to be netted;
- - consolidating certain assets and liabilities previously permitted to be off balance sheet;
- - reclassification between liabilities and shareholders' funds of certain preferred securities and shares; and
- - deferred tax effect on IFRS adjustments.

IFRS does not change net cash flows or the underlying economics of our business. However, excluding the potential impact of recording all derivatives on balance sheet at fair value, we expect an increase in shareholders' funds, particularly from not accruing dividends until declared. The cost of awarding share options to employees is expected to increase.

The accounting rules for fair valuing all derivatives is expected to cause some degree of earnings volatility in the future. Although the Group will aim to minimise this volatility, our priority will be to ensure risk is managed effectively.

Our expectation is that the impact of IFRS on the Group's regulatory capital will be minimal.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CAPITAL (continued)

	2004 $m	2003* $m
Tier 1 capital:		
Shareholders' funds	**8,435**	7,529
Minority interests - equity	**111**	83
Innovative Tier 1 securities	**1,246**	1,155
Less: restriction on innovative Tier 1 securities	**(68)**	(160)
Unconsolidated associated companies	**30**	13
Less: goodwill capitalised	**(1,900)**	(1,986)
Add: provision for retirement benefits after tax	**110**	124
Total Tier 1 capital	**7,964**	6,758
Tier 2 capital:		
Qualifying general provision	**335**	387
Perpetual subordinated debt	**1,961**	1,914
Other eligible subordinated debt	**3,525**	2,898
Restricted innovative Tier 1 securities	**68**	160
Total Tier 2 capital	**5,889**	5,359
Investments in other banks	**(33)**	(742)
Other deductions	**(34)**	(4)
Total capital	**13,786**	11,371
Risk weighted assets	**71,096**	58,371
Risk weighted contingents	**21,028**	19,791
Total risk weighted assets and contingents	**92,124**	78,162
Capital ratios:		
Tier 1 capital	**8.6%**	8.6%
Total capital	**15.0%**	14.5%

	2004 $m	2003 $m
Shareholders' funds:		
Equity	**7,759**	6,880
Non-equity	**676**	649
	8,435	7,529
Post-tax return on equity (normalised)	**20.1%**	15.7%

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2004

	Notes	Before Acquisitions $m	Acquisitions $m	2004 Total $m	20(T(
Interest receivable		5,208	24	5,232	4,7
Interest payable		(2,062)	(2)	(2,064)	(1,8
Net interest income		3,146	22	3,168	2,9
Other finance income		10	-	10	(
Fees and commissions receivable, net		1,334	-	1,334	1,1
Dealing profits and exchange		647	1	648	5
Other operating income		206	1	207	1
		2,187	2	2,189	1,7
Net revenue		5,343	24	5,367	4,7
Administrative expenses:					
Staff		(1,529)	(5)	(1,534)	(1,3
Premises		(319)	(2)	(321)	(2
Other		(716)	(5)	(721)	(6
Depreciation and amortisation, of which:		(418)	(2)	(420)	(3
Amortisation of goodwill		(179)	(2)	(181)	(1
Other		(239)	-	(239)	(2
Total operating expenses		(2,982)	(14)	(2,996)	(2,6
Operating profit before provisions		2,361	10	2,371	2,C
Provisions for bad and doubtful debts		(210)	(4)	(214)	(5
Amounts written off fixed asset investments		(1)	-	(1)	(
Income from joint venture		-	2	2	
Operating profit including joint venture before taxation	2	2,150	8	2,158	1,5
Taxation	4	(635)	(2)	(637)	(4
Operating profit after taxation		1,515	6	1,521	1,C
Minority interests		(42)	-	(42)	(
Profit for the period attributable to shareholders		1,473	6	1,479	1,C
Dividends on non-equity preference shares		(58)	-	(58)	(
Dividends on ordinary equity shares		(725)	-	(725)	(6
Retained profit		690	6	696	3
Normalised earnings per ordinary share				125.9c	90.1c
Basic earnings per ordinary share				121.2c	82.0c
Diluted earnings per ordinary share				119.3c	81.0c
Dividend per ordinary share				57.5c	52.0c

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 31 December 2004

	2004 $m	2003* $m
Assets		
Cash, balances at central banks and cheques in course of collection	**2,269**	1,982
Treasury bills and other eligible bills	**4,425**	5,689
Loans and advances to banks	**18,922**	13,354
Loans and advances to customers	**71,596**	59,744
Debt securities and other fixed income securities	**28,295**	23,141
Equity shares and other variable yield securities	**253**	359
Interests in joint venture - share of gross assets	**1,179**	-
- share of gross liabilities	**(992)**	-
- share of net assets	**187**	-
Intangible fixed assets	**1,900**	1,986
Tangible fixed assets	**844**	884
Prepayments, accrued income and other assets	**12,997**	13,063
Total assets	**141,688**	120,202
Liabilities		
Deposits by banks	**15,813**	10,924
Customer accounts	**84,572**	73,767
Debt securities in issue	**7,378**	6,062
Accruals, deferred income and other liabilities	**17,802**	15,339
Subordinated liabilities:		
Undated loan capital	**1,588**	1,568
Dated loan capital	**5,144**	4,399
Minority interests:		
Equity	**111**	83
Non-equity	**845**	531
Shareholders' funds	**8,435**	7,529
Total liabilities and shareholders' funds	**141,688**	120,202

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December 2004

	2004 $m	2003* $m
Profit attributable to shareholders	**1,479**	1,024
Exchange translation differences	**93**	69
Actuarial loss on retirement benefits	**(5)**	(65)
Deferred tax on actuarial gain on retirement benefits	**1**	20
Total recognised gains and losses for the period	**1,568**	1,048
Prior year adjustments**	**(186)**	
Total recognised gains and losses since the last annual report	**1,382**	

* Comparative restated (see note 12 on page 51).
** Including cumulative actuarial gains/losses arising in prior periods

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
For the year ended 31 December 2004

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of the historical cost profits and losses has been included.

ACCOUNTING CONVENTION

The accounts of the Group have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets and dealing positions. The accounting policies, as listed in the Annual Report 2003, continue to be consistently applied, apart from the items referred to in note 12 on page 51, principally the adoption of FRS17 for Retirement Benefits, which have resulted in a restatement of comparative figures.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2004

	2004 $m	2003* $m
Net cash inflow from operating activities (see note 1)	**2,503**	3,748
Returns on investment and servicing of finance		
Interest paid on subordinated loan capital	**(338)**	(298)
Dividends paid to minority shareholders of subsidiary undertakings	**(17)**	(22)
Dividends paid on preference shares	**(58)**	(55)
Net cash outflow from returns on investment and servicing of finance	**(413)**	(375)
Taxation		
UK taxes paid	**(33)**	(161)
Overseas taxes paid	**(540)**	(353)
Total taxes paid	**(573)**	(514)
Capital expenditure and financial investment		
Purchases of tangible fixed assets	**(240)**	(156)
Acquisitions of treasury bills held for investment purposes	**(9,396)**	(12,604)
Acquisitions of debt securities held for investment purposes	**(75,353)**	(49,247)
Acquisitions of equity shares held for investment purposes	**(121)**	(194)
Disposals of tangible fixed assets	**51**	14
Disposals and maturities of treasury bills held for investment purposes	**10,778**	12,632
Disposals and maturities of debt securities held for investment purposes	**71,482**	49,498
Disposals of equity shares held for investment purposes	**356**	13
Net cash outflow from capital expenditure and financial investment	**(2,443)**	(44)
Net cash (outflow)/inflow before equity dividends paid and financing	**(926)**	2,815
Net cash outflow from the purchase of interests in subsidiary undertakings, joint venture and businesses	**(333)**	-
Net cash inflow/(outflow) from disposal of interests in subsidiary and associated undertakings and the business of a branch	**6**	(95)
Net cash outflow from acquisitions and disposals	**(327)**	(95)
Equity dividends paid to members of the Company	**(587)**	(531)
Financing		
Gross proceeds from issue of ordinary share capital	**-**	3
Repurchase of preference share capital	**-**	(20)
Gross proceeds from issue of preferred securities	**499**	-
Repayment of subordinated liabilities	**(25)**	-
Net cash inflow/(outflow) from financing	**474**	(17)
(Decrease)/increase in cash in the period	**(1,366)**	2,172

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC – NOTES

1. Consolidated Cash Flow Statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	2004 $m	2003* $m
Operating profit	**2,158**	1,550
Adjustments for items not involving cash flow or shown separately:		
Amortisation of goodwill	**181**	134
Depreciation and amortisation of premises and equipment	**239**	247
Gain on disposal of tangible fixed assets	**(4)**	(14)
Gain on disposal of investment securities	**(164)**	(62)
Amortisation of investments	**(41)**	(107)
Charge for bad and doubtful debts and contingent liabilities	**214**	536
Amounts written off fixed asset investments	**1**	11
Debts written off, net of recoveries	**(504)**	(807)
Increase in accruals and deferred income	**59**	201
(Increase)/decrease in prepayments and accrued income	**(165)**	80
Net increase in mark-to-market adjustment***	**(259)**	(403)
Interest paid on subordinated loan capital	**338**	298
Net cash inflow from trading activities	**2,053**	1,664
Net increase in cheques in the course of collection	**(45)**	(27)
Net increase in treasury bills and other eligible bills	**(78)**	(76)
Net (increase)/decrease in loans and advances to banks and customers	**(16,216)**	2,398
Net increase in deposits from banks, customer accounts and debt securities in issue	**14,927**	2,128
Net increase in dealing securities	**(1,174)**	(1,550)
Net increase/(decrease) in other accounts**	**3,036**	(789)
Net cash inflow from operating activities	**2,503**	3,748
Analysis of changes in cash		
Balance at beginning of period	**5,661**	3,496
Exchange translation differences	**57**	(7)
Net cash (outflow)/inflow	**(1,366)**	2,172
Balance at end of period	**4,352**	5,661

* Comparative restated (see note 12 on page 51).

** This includes the effect of foreign exchange translation in the local books of subsidiaries and branches.

*** Mark-to-market adjustments are being reclassified from the reconciliation to 'Net cash inflow from operating activities', to the reconciliation to 'Net cash inflow from trading activities', as this better reflects their impact on cash flows.

STANDARD CHARTERED PLC – NOTES

2. Segmental Information by Geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the years ended 31 December 2004 and 31 December 2003:

					2(
				Asia Pacific	
	Hong Kong	Singapore	Malaysia	Other Asia Pacific	In
	$m	$m	$m	$m	$
Interest receivable	1,389	720	343	798	5
Interest payable	(461)	(408)	(159)	(320)	(25
Net interest income	928	312	184	478	2
Other finance income	4	1	-	-	
Fees and commissions receivable, net	324	114	51	197	1
Dealing profits and exchange	99	81	30	121	[illegible]
Other operating income	53	5	5	19	
Net revenue	1,408	513	270	815	4
Costs	(654)	(226)	(144)	(510)	(25
Amortisation of goodwill	-	-	-	-	
Total operating expenses	(654)	(226)	(144)	(510)	(25
Operating profit before provisions	754	287	126	305	2
Charge for debts	(125)	(33)	(2)	(40)	(2
Amounts written off fixed asset investments	-	-	-	-	
Income from joint venture	-	-	-	2	
Operating profit before taxation	629	254	124	267	1
Loans and advances to customers - average	21,608	10,414	5,272	7,932	3,7
Net interest margin (%)	2.2	1.6	2.4	2.5	3
Loans and advances to customers - period end	21,744	11,765	6,374	9,274	4,6
Loans and advances to banks - period end	2,852	2,399	480	3,554	3
Total assets employed	48,459	20,419	7,130	21,424	8,5
Total risk weighted assets and contingents	20,337	13,892	4,411	13,344	6,4

					2(
	UAE	Other Middle East & Other S Asia	Africa	Americas UK & Group Head Office	To
	$m	$m	$m	$m	$
Interest receivable	204	324	536	1,463	6,3
Interest payable	(53)	(109)	(185)	(1,201)	(3,15
Net interest income	151	215	351	262	3,1
Other finance income	-	-	4	1	
Fees and commissions receivable, net	87	116	153	181	1,3

Dealing profits and exchange	33	42	74	101	6
Other operating income	-	4	2	118	2
Net revenue	271	377	584	663	5,3
Costs	(99)	(169)	(357)	(405)	(2,81
Amortisation of goodwill	-	-	-	(181)	(18
Total operating expenses	(99)	(169)	(357)	(586)	(2,99
Operating profit before provisions	172	208	227	77	2,3
Charge for debts	(1)	(1)	(12)	22	(21
Amounts written off fixed asset investments	-	-	-	(3)	(
Income from joint venture	-	-	-	-	
Operating profit before taxation	171	207	215	96	2,1
Loans and advances to customers - average	2,582	3,718	1,834	7,421	64,5
Net interest margin (%)	2.6	3.5	7.6	0.6	2
Loans and advances to customers - period end	3,132	3,840	2,013	8,844	71,5
Loans and advances to banks - period end	535	932	510	7,335	18,9
Total assets employed	6,371	6,493	6,407	52,821	178,0
Total risk weighted assets and contingents	4,150	4,611	2,749	24,895	94,8

See note 2a) to 2f) on page 41.

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

	200				
				Asia Pacific	
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	In
Interest receivable	1,473	621	318	700	5
Interest payable	(531)	(287)	(145)	(300)	(25
Net interest income	942	334	173	400	2
Other finance income	(3)	(2)	(1)	(1)	(
Fees and commissions receivable, net	313	118	47	160	
Dealing profits and exchange	96	43	12	109	
Other operating income	7	(7)	4	13	
Net revenue	1,355	486	235	681	4
Costs	(618)	(210)	(136)	(429)	(21
Amortisation of goodwill	-	-	-	-	
Total operating expenses	(618)	(210)	(136)	(429)	(21
Operating profit before provisions	737	276	99	252	2
Charge for debts	(305)	(33)	2	(99)	(6
Amounts written off fixed asset investments	-	-	-	-	(
Operating profit/(loss) before taxation	432	243	101	153	1
Loans and advances to customers - average	21,428	8,624	4,329	6,675	2,8
Net interest margin (%)	2.4	1.8	2.5	2.4	4
Loans and advances to customers - period end	20,845	9,781	5,009	7,124	3,1
Loans and advances to banks - period end	2,113	1,045	204	2,784	2
Total assets employed	39,390	15,747	6,676	16,756	7,5
Total risk weighted assets and contingents	19,438	12,423	4,018	8,569	4,5

	200				
				Americas	
	UAE $m	Other Middle East & Other S Asia $m	Africa $m	UK & Group Head Office $m	Tot
Interest receivable	215	291	409	1,182	5,7
Interest payable	(71)	(94)	(161)	(907)	(2,75
Net interest income	144	197	248	275	2,9
Other finance income	-	-	-	(4)	(1
Fees and commissions receivable, net	66	82	118	164	1,1
Dealing profits and exchange	24	33	65	83	5
Other operating income	-	3	12	7	1
Net revenue	234	315	443	525	4,7
Costs	(91)	(145)	(282)	(386)	(2,50
Amortisation of goodwill	-	-	-	(134)	(13

Total operating expenses	(91)	(145)	(282)	(520)	(2,64
Operating profit before provisions	143	170	161	5	2,0
Charge for debts	(2)	4	(9)	(34)	(53
Amounts written off fixed asset investments	-	-	-	(7)	(1
Operating profit/(loss) before taxation	141	174	152	(36)	1,5
Loans and advances to customers - average	1,929	3,328	1,416	7,249	57,7
Net interest margin (%)	3.4	3.8	6.7	0.8	2
Loans and advances to customers - period end	2,110	3,484	1,739	6,546	59,7
Loans and advances to banks - period end	605	889	308	5,167	13,3
Total assets employed	4,962	5,465	4,557	38,292	139,4
Total risk weighted assets and contingents	3,234	4,138	2,115	22,019	80,5

* Comparative restated (see note 12 on page 51).

See note 2a) to 2f) on page 41.

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

(a) Total interest receivable and total interest payable include intra-group interest of $1,086 million (2003: $932 million).

(b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(c) Business acquisitions are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(d) Total assets employed include intra-group items of $28,801 million (2003: $11,726 million) and balances of $7,563 million (2003: $7,507 million) which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(e) Total risk weighted assets and contingents include $2,678 million (2003: $2,352 million) of balances which are netted in calculating capital ratios.

(f) In 2004 other operating income includes profits and losses arising from corporate decisions to dispose of investments in KorAm Bank ($95 million in Americas, UK & Group Head Office) and BOC Hong Kong (Holdings) Limited ($36 million in Hong Kong) and the premium on repurchase of surplus subordinated debt ($23 million in India). Costs include $18 million related to the incorporation of the Hong Kong business (Hong Kong) and the $5 million donation to the Tsunami relief effort (Malaysia, India, Other APR and Other MESA). These decisions resulted in non-recurring gains and charges of $85 million. They are included in the Geographic segmental information, but are not allocated to businesses in the Business segmental information shown in note 2.

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

The following tables set out the structure of Standard Chartered's deposits by principal geographic region where it operates at 31 December 2004 and 31 December 2003:

	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In $
Non interest bearing current and demand accounts	3,602	2,040	989	1,228	1,2
Interest bearing current and demand accounts	15,300	2,329	130	2,831	
Savings deposits	24	528	437	1,715	9
Time deposits	13,155	9,847	3,423	6,189	3,4
Other deposits	2	50	569	894	
Total	32,083	14,794	5,548	12,857	5,6
Deposits by banks	1,204	3,150	813	3,361	1,1
Customer accounts	30,879	11,644	4,735	9,496	4,5
	32,083	14,794	5,548	12,857	5,6
Debt securities in issue	1,508	758	401	1,063	3
Total	33,591	15,552	5,949	13,920	6,0

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To $
Non interest bearing current and demand accounts	1,114	1,146	1,159	16	12,5
Interest bearing current and demand accounts	661	429	1,603	3,920	27,2
Savings deposits	249	1,350	512	9	5,7
Time deposits	2,529	1,657	679	10,410	51,3
Other deposits	187	215	69	1,550	3,5
Total	4,740	4,797	4,022	15,905	100,3
Deposits by banks	1,007	355	110	4,704	15,8
Customer accounts	3,733	4,442	3,912	11,201	84,5
	4,740	4,797	4,022	15,905	100,3
Debt securities in issue	-	-	1	3,260	7,3
Total	4,740	4,797	4,023	19,165	107,7

	Hong Kong $m	Singapore $m	Malaysia $m	Asia Pacific Other Asia Pacific $m	In $

Non interest bearing current and demand accounts	2,997	1,814	781	944	1,0
Interest bearing current and demand accounts	14,294	1,538	94	1,906	
Savings deposits	22	492	453	978	7
Time deposits	12,671	7,751	2,833	4,993	2,9
Other deposits	16	45	593	803	2
Total	30,000	11,640	4,754	9,624	5,0
Deposits by banks	1,097	921	733	1,725	1,2
Customer accounts	28,903	10,719	4,021	7,899	3,8
	30,000	11,640	4,754	9,624	5,0
Debt securities in issue	2,068	346	351	783	
Total	32,068	11,986	5,105	10,407	5,1

	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Tc
Non interest bearing current and demand accounts	775	920	867	433	10,5
Interest bearing current and demand accounts	599	325	991	3,863	23,6
Savings deposits	214	1,080	520	4	4,5
Time deposits	2,108	1,480	749	8,105	43,6
Other deposits	169	246	150	20	2,2
Total	3,865	4,051	3,277	12,425	84,6
Deposits by banks	955	305	160	3,794	10,9
Customer accounts	2,910	3,746	3,117	8,631	73,7
	3,865	4,051	3,277	12,425	84,6
Debt securities in issue	-	-	1	2,426	6,0
Total	3,865	4,051	3,278	14,851	90,7

STANDARD CHARTERED PLC – NOTES (continued)

3. Segmental Information by Class of Business

	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated	2004 Total $m
Net interest income	1,952	1,216	-	3,168
Other finance income	3	7	-	10
Other income	738	1,343	108	2,189
Net revenue	2,693	2,566	108	5,367
Costs	(1,388)	(1,404)	(23)	(2,815)
Amortisation of goodwill	-	-	(181)	(181)
Total operating expenses	(1,388)	(1,404)	(204)	(2,996)
Operating profit before provisions	1,305	1,162	(96)	2,371
Charge for debts	(242)	28	-	(214)
Amounts written off fixed asset investments	-	(1)	-	(1)
Income from joint venture	1	1	-	2
Operating profit before taxation	1,064	1,190	(96)	2,158
Total assets employed	37,047	104,641	-	141,688
Total risk weighted assets and contingents	28,069	64,055	-	92,124

	Consumer Banking $m	Wholesale Banking $m	Corporate items not Allocated	2003* Total* $m
Net interest income	1,830	1,138	-	2,968
Other finance income	(4)	(9)	-	(13)
Other income	662	1,123	-	1,785
Net revenue	2,488	2,252	-	4,740
Costs	(1,259)	(1,250)	-	(2,509)
Amortisation of goodwill	-	-	(134)	(134)
Total operating expenses	(1,259)	(1,250)	(134)	(2,643)
Operating profit before provisions	1,229	1,002	(134)	2,097
Charge for debts	(478)	(58)	-	(536)
Amounts written off fixed asset investments	-	(11)	-	(11)
Income from joint venture	-	-	-	-
Operating profit before taxation	751	933	(134)	1,550
Total assets employed	33,890	86,312	-	120,202
Total risk weighted assets and contingents	24,253	53,909	-	78,162

* Comparative restated (see note 12 on page 51).

See note 2b), 2c) and 2f) on page 41.

STANDARD CHARTERED PLC – NOTES (continued)

4. Taxation

	2004 $m	2003* $m
Analysis of taxation charge in the period		
The charge for taxation based upon the profits for the period comprises:		
United Kingdom corporation tax at 30% (2003: 30%):		
Current tax on income for the period	**407**	353
Adjustments in respect of prior periods	**17**	(34)
Double taxation relief	**(357)**	(286)
Foreign tax:		
Current tax on income for the period	**559**	491
Adjustments in respect of prior periods	**(14)**	(26)
Total current tax	**612**	498
Deferred tax:		
Origination/reversal of timing differences - current year	**38**	7
Adjustments in respect of prior periods	**(13)**	(8)
	25	(1)
Tax on profits on ordinary activities	**637**	497
Effective tax rate	**29.5%**	32.1%

*Comparative restated (see note 12 on page 51).

Overseas taxation includes taxation on Hong Kong profits of $122 million (2003: $134 million) provided at a rate of 17.5 per cent (2003: 17.5 per cent) on the profits assessable in Hong Kong. The Group's total deferred tax asset is $322 million at 31 December 2004, (2003: $339 million). $276 million (2003: $290 million) is disclosed in other assets. The balance of $46 million in December 2004 (2003: $49 million) represents the deferred tax on pension liabilities, so is offset against the pension liabilities amount included in other liabilities.

STANDARD CHARTERED PLC – NOTES (continued)

5. Dividends on Preference Shares

	2004 $m	2003 $m
Non-cumulative irredeemable preference shares:		
7⅜% preference shares of £1 each	**14**	12
8¼% preference shares of £1 each	**15**	13
Non-cumulative redeemable preference shares:		
8.9% preference shares of $5 each	**29**	30
	58	55

6. Dividends on Ordinary Equity Shares

		2004		2003
	Cents per share Cents per share	$m	Cents per share Cents per share	$m
Interim	**17.06**	**201**	15.51	182
Final	**40.44**	**524**	36.49	429
	57.50	**725**	52.00	611

The 2004 final dividend of 40.44 cents per share will be paid in either sterling, Hong Kong dollars or US dollars on 13 May 2005, to shareholders on the UK register of members at the close of business on 25 February 2005 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 25 February 2005. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend will be sent to shareholders on or around 14 March 2005.

STANDARD CHARTERED PLC – NOTES (continued)

7. Earnings per Ordinary Share

	2004			2003*		
	Profit $m	Average number of shares ('000)	Per share amount cents	Profit $m	Average number of shares ('000)	P sha amou cen
Basic EPS						
Profit attributable to ordinary shareholders	1,421	1,172,921		969	1,167,333	
Premium and costs paid on repurchase of preference shares	-	-		(12)	-	
Basic earnings per ordinary share	1,421	1,172,921	121.2c	957	1,167,333	82.0c
Effect of dilutive potential ordinary shares:						
Convertible bonds	23	34,488		21	34,488	
Options	-	3,444		-	6,161	
Diluted EPS	1,444	1,210,853	119.3c	978	1,207,982	81.0c

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

	2004 $m	2003* $m
Profit attributable to ordinary shareholders, as above	**1,421**	957
Amortisation of goodwill	**181**	134
Premium and costs paid on repurchase of preference shares	**-**	12
Profit on sale of shares in - KorAm	**(95)**	-
- Bank of China	**(36)**	-
Premium and costs paid on repurchase of subordinated debt	**23**	-
Costs of Hong Kong incorporation	**18**	-
Tsunami donation	**5**	-
	(85)	
Profits less losses on disposal of investment securities	**(33)**	(62)
Profit on sale of tangible fixed assets	**(4)**	-
Profit on disposal of subsidiary undertakings	**(4)**	-
Amounts written off fixed asset investments	**1**	11
Normalised earnings	**1,477**	1,052
Normalised earnings per ordinary share	**125.9c**	90.1c

* Comparative restated (see note 12 on page 51).

STANDARD CHARTERED PLC – NOTES (continued)

8. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2004			2003		
	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities						
Acceptances and endorsements	976	976	842	716	716	535
Guarantees and irrevocable letters of credit	15,942	9,976	8,146	12,350	8,480	5,773
Other contingent liabilities	3,139	2,414	1,221	4,802	3,364	2,132
	20,057	13,366	10,209	17,868	12,560	8,440
Commitments						
Documentary credits and short term trade- related transactions	2,924	585	494	2,157	431	394
Forward asset purchases and forward deposits placed	54	54	11	26	26	5
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	9,140	4,570	4,133	7,182	3,591	3,259
Less than one year	8,903	-	-	5,203	-	-
Unconditionally cancellable	25,933	-	-	26,589	-	-
	46,954	5,209	4,638	41,157	4,048	3,658

STANDARD CHARTERED PLC – NOTES (continued)

9. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date. Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short term rates or price movements. The risk section of the Financial Review on pages 17 to 32 explains the Group's risk management of derivative contracts.

	2004			2003		
	Notional principal amounts $m	**Positive fair value $m**	**Negative fair value $m**	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Trading book						
Forward foreign exchange contracts	**409,003**	**6,789**	**6,500**	405,983	8,936	8,535
Foreign exchange derivative contracts						
Currency swaps and options	**116,734**	**2,592**	**2,532**	124,138	1,875	1,931
Exchange traded futures and options	**238**	**-**	**-**	327	-	-
Total	**116,972**	**2,592**	**2,532**	124,465	1,875	1,931
Interest rate derivative contracts						
Swaps	**409,418**	**3,359**	**3,125**	253,359	2,834	2,941
Forward rate agreements and options	**57,475**	**101**	**127**	61,506	89	81
Exchange traded futures and options	**96,282**	**54**	**54**	108,995	24	27
Total	**563,175**	**3,514**	**3,306**	423,860	2,947	3,049
Total trading book derivative financial instruments	**1,089,150**	**12,895**	**12,338**	954,308	13,758	13,515
Effect of netting		**(7,563)**	**(7,563)**		(7,507)	(7,507)
		5,332	**4,775**		6,251	6,008

STANDARD CHARTERED PLC – NOTES (continued)

9. Fair Values (continued)

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges.

	2004			2003		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Non-trading book						
Interest rate derivative contracts						
Swaps	**2,304**	**17**	**4**	28	-	2
Forward rate agreements and options	**495**	**-**	**-**	92	-	-
Exchange traded futures and options	**-**	**-**	**-**	2,634	2	1
Total	**2,799**	**17**	**4**	2,754	2	3
Commodity derivative contracts*	**6,030**	**33**	**33**	866	1	1
Total non-trading book derivative financial instruments	**8,829**	**50**	**37**	3,620	3	4

* The increase in commodity derivative contracts relates to oil options entered into on a back-to-back basis to meet customer requirements.

	2004		20(	
	Book value $m	Market value $m	Book value $m	Mar va
Listed and publicly traded securities:				
Financial assets	**16,627**	**16,689**	17,542	17,5
Preference shares	**676**	**856**	649	7
Other financial liabilities	**12,013**	**11,833**	10,760	10,9
Financial liabilities	**12,689**	**12,689**	11,409	11,7

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

STANDARD CHARTERED PLC – NOTES (continued)

10. Credit Exposures in respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 31 December 2004 and 31 December 2003 for trading and non-trading purposes is set out below:

				2004
	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts				
Notional principal amount	479,468	41,409	4,860	525,737
Net replacement cost	7,640	1,504	237	9,381
Interest rate derivative contracts				
Notional principal amount	243,369	189,548	36,775	469,692
Net replacement cost	519	1,782	1,176	3,477
Commodity derivative contracts				
Notional principal amount	1,094	4,348	588	6,030
Net replacement cost	3	23	7	33
Counterparty risk				
Financial institutions				11,532
Non financial institutions				1,359
Total net replacement cost				12,891

				2003
	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts				
Notional principal amount	488,667	37,075	4,379	530,121
Net replacement cost	9,581	1,091	139	10,811
Interest rate derivative contracts				
Notional principal amount	166,138	119,008	29,839	314,985
Net replacement cost	474	1,520	929	2,923
Commodity derivative contracts				
Notional principal amount	445	421	-	866
Net replacement cost	-	1	-	1
Counterparty risk				
Financial institutions				12,901
Non financial institutions				834
Total net replacement cost				13,735

The risk section of the Financial Review on pages 17 to 32 explains the Group's risk management of derivative contracts.

STANDARD CHARTERED PLC – NOTES (continued)

11. Forward Looking Statements

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

12. Restatement of Comparative Figures

a) The Group has fully adopted the accounting requirements of FRS17 - Retirement Benefits. FRS17 replaces Statement of Standard Accounting Practice (SSAP) 24 and Urgent Issue Task Force (UITF) Abstract 6 as the accounting standard dealing with post-retirement benefits. The standard is being introduced in the UK in stages, starting with disclosures in the notes to the accounts. The full requirements of the standard are not mandatory until reporting periods starting on or after 1 January 2005, however early adoption is encouraged. The Group has adopted the standard one year early as there is now more certainty that similar requirements will be incorporated within IFRS, under which the Group will report for reporting periods starting on or after 1 January 2005.

The new standard requires the Group to include the assets of its defined benefit schemes on its balance sheet together with the related liability to make benefit payments net of deferred tax. The profit and loss account includes a charge in respect of the cost of accruing benefits for current employees and any benefit improvements. The expected return of the schemes' assets is included within other income less a charge in respect of unwinding the discount applied to the scheme's liabilities.

Under SSAP24 the profit and loss account included a charge in respect of the cost of accruing surplus benefits for the current employees offset by a credit in respect of the amortisation of the surplus in the Group's defined benefit schemes. A net pension prepayment was included in the Group's balance sheet.

A prior year adjustment has been made reducing shareholders' funds at 31 December 2003 by $202 million to reflect the revised policy.

The effect of this change on the profit and loss account for the year ended 31 December 2004 has been to introduce other finance income of $10 million (2003: $13 million charge), and to decrease administrative expenses by $16 million (2003: $30 million decrease). Profit before tax has been increased by $26 million (2003: $17 million increase).

The effect on the Group's balance sheet at 31 December 2004 has been to include a provision for defined benefit schemes of $110 million (2003: $124 million), to reduce prepayments and accrued income by $60 million (2003: $81 million) and to reduce shareholders' funds by $183 million (2003: $202 million).

b) The cost recognition policy for the Group has been revised for share schemes to reflect their usage as long term incentive plans, in accordance with the Urgent Issues Task Force 17 Employee Share Schemes.

In previous years costs have been recognised on an up front basis. From 2004 the Group will spread the cost of share schemes over the performance/vesting period. The effect of this change on the profit and loss account for the year ended 31 December 2004 has been to decrease staff costs by $14 million before tax (2003: $9 million increase staff costs). Shareholders' funds have been increased by $10 million (2003: $16 million).

STANDARD CHARTERED PLC – NOTES (continued)

13. Dealings in the Company's listed securities

Neither the Company nor any of its subsidiaries has bought, sold or redeemed any securities of the Company listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2004.

14. Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The directors also confirm that the announcement of these results have been reviewed by the Company's Audit and Risk Committee.

Financial Calendar

Ex-dividend date	23 February 2005
Record date	25 February 2005
Posting to shareholders of 2004 Report and Accounts	14 March 2005
Annual General Meeting	5 May 2005
Payment date – final dividend on ordinary shares	13 May 2005

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
+44 20 7280 7708

Paul Marriage, Head of Corporate Communications
+44 20 7280 7163

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Cindy Tang, Head of Media Relations
+44 20 7280 6170

The following information is available on our website

- *A live webcast of the 2004 annual results analysts' presentation (available from 9:45am GMT)*
- *A pre-recorded webcast including the Q/A session of the analysts' presentation in London (available 1:00pm GMT)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director (available from 8:00am GMT)*
- *Slides of the Group's presentations (available after 11:00am GMT)*

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate responsibility is available at www.standardchartered.com/ourbeliefs

The 2004 Report and Accounts will be made available on the website of the Stock Exchange of Hong Kong and on our website www.standardchartered.com.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Circular re. Korea First Bank
Released	12:00 01-Feb-05
Number	0434I

Standard Chartered PLC

1 February 2005

Copies of the shareholder circular regarding the acquisition of Korea First Bank have been submitted to the UK Listing Authority and will shortly be available for inspection at Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	07:00 14-Jan-05
Number	3706H

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company	2. Name of shareholder having a major interest
STANDARD CHARTERED PLC	**THE CAPITAL GROUP COMPANIES, INC**
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **THE SHAREHOLDER NAMED IN 2 AND ITS FOUR AFFILIATES, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC., CAPITAL INTERNATIONAL LIMITED AND CAPITAL GUARDIAN TRUST COMPANY**	4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LIST**

5. Number of shares/amounts of stock acquired	6. Percentage of issued class	7. Number of shares/ amounts of stock disposed	8.Percentage of issued class
5,388,930	**0.46%**	**N/A**	**N/A**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF USD0.50 EACH	**11 JANUARY 2005**	**13 JANUARY 2005**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
52,188,384	**4.43%**

14. Any additional information	15. Name of contact and telephone number for queries
N/A	**BRIDGET CREEGAN 020 7280 6119**

16. Name and signature of authorised company official responsible for making this notification

.... **TERRY SKIPPEN**
ASSISTANT GROUP SECRETARY

Date of notification: **13 JANUARY 2005**

The Capital Group Companies, Inc

Capital International S.A.

Registered Holders	Shares
State Street Nominees Limited	14,500
Bank of New York Nominees	21,800
Northern Trust	11,700
Chase Nominees Limited	1,411,376
Midland Bank plc	253,242
Barclays Bank	179,800
Pictet & Cie	19,500
Citibank London	14,000
Brown Bros.	44,800
Nortrust Nominees	13,200
Morgan Stanley	20,400
Royal Bank of Scotland	97,900
JP Morgan	1,322,918
State Street Bank & Trust Co.	45,900
National Westminster Bank	24,500
Lloyds Bank	33,600
RBSTB Nominees Ltd	50,400
Citibank NA	16,800
Deutsche Bank AG	36,500
HSBC Bank plc	290,300
HSBC	5,200
	3,928,336

Capital International, Inc

Registered Holders	Shares
State Street Nominees Limited	1,515,709
Bank of New York Nominees	412,188
Northern Trust	15,500
Chase Nominees Limited	1,213,620
Midland Bank plc	135,800
Bankers Trust	13,400
Citibank London	31,900
Brown Bros	123,300
Nortrust Nominees	478,800
Royal Bank of Scotland	104,000
State Street Bank & Trust Co	266,215
Sumitomo Trust & Banking	34,800
Citibank	11,300
RBSTB Nominees Ltd	22,900
Citibank NA	155,997
HSBC Bank plc	120,430
JP Morgan Chase Bank	202,000
	4,857,859

Capital International Limited

Registered Holders	Shares
State Street Nominees Ltd	491,919
Bank of New York Nominees	4,148,794
Northern Trust	1,103,536
Chase Nominees Ltd	2,348,777
Midland Bank plc	120,100
Bankers Trust	274,800
Barclays Bank	46,000
Citibank London	594,322
Morgan Guaranty	171,300
Nortrust Nominees	2,847,420
Royal Bank of Scotland	412,100
MSS Nominees Limited	22,800
State Street Bank & Trust Co.	613,500
National Westminster Bank	17,200
Lloyds Bank	11,400
Citibank	38,088
Citibank NA	39,100
Deutsche Bank AG	1,134,738
Chase Manhattan Nominee Limited	69,300
HSBC Bank plc	769,700
Mellon Bank NA	133,693
Northern Trust AVFC	27,300
KAS UK	72,700
Mellon Nominees (UK) Limited	222,100
Bank One London	129,300
Clydesdale Bank plc	100,300
JP Morgan Chase Bank	22,300
	15,982,587

Capital Guardian Trust Company

Registered Holders	Shares
State Street Nominees Limited	4,067,800
Bank of New York Nominees	949,458
Northern Trust	266,324
Chase Nominees Limited	11,827,385
BT Globenet Nominees Limited	432,798
Midland Bank PLC	2,977,250
Cede & Co.	45,100
Bankers Trust	1,159,200
Barclays Bank	139,700
Nortrust Nominees Limited	3,558,162
Royal Bank of Scotland	46,800
MSS Nominees Limited	35,500
Citibank	5,400
RBSTB Nominees Ltd	1,700
Citibank NA	32,500
Deutsche Bank AG	2,200
HSBC Bank plc	100
Mellon Bank NA	88,400
ROY Nominees Limited	26,200

Mellon Nominees (UK) Limited	871,800
HSBC	20,000
JP Morgan Chase Bank	865,825
	27,419,602

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	09:02 13-Jan-05
Number	3291H

TO CITY EDITORS

13 January 2005

FOR IMMEDIATE RELEASE

Standard Chartered PLC – Directorate Accountabilities

Further to Standard Chartered PLC's announcement on 20 December 2004 that Christopher Keljik has decided to retire from the Board with effect from the next Annual General Meeting on 5 May 2005, Standard Chartered PLC announces that the portfolio of governance responsibilities held by Mr Keljik will be assigned to two existing Directors, Richard Meddings and Kai Nargolwala, in addition to their current responsibilities, with effect from 1 March 2005.

Richard Meddings, Group Executive Director Risk & Control, will assume governance accountability for Africa, the Middle East, Pakistan, UK/Europe and the Americas, while Kai Nargolwala, Group Executive Director Governance Asia and Chairman Wholesale Banking, will add accountability for Afghanistan, Bangladesh and Sri Lanka to his existing portfolio of governance responsibilities.

For further information please contact:

Tracy Clarke, Group Head Corporate Affairs +44 207 280 7708

Paul Marriage, Head of Corporate Communications +44 207 280 7163

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, security services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Results of Placing
Released	18:04 10-Jan-05
Number	2163H

STANDARD CHARTERED PLC

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Standard Chartered PLC ("Standard Chartered")

Results of the Placing of New Ordinary Shares ("Placing Shares") by Standard Chartered

Placing Price set at 920 pence per Placing Share

10 January 2005

Further to the announcement made earlier today regarding the placing of Placing Shares in Standard Chartered to finance in part the acquisition of Korea First Bank (the "**Announcement**"), the Placing Price has now been determined following the completion of the Bookbuilding Process.

Standard Chartered confirms that 117,902,943 Placing Shares have been placed at 920 pence per Placing Share. Based on this price the gross proceeds receivable by Standard Chartered are GBP1,085 million. The Placing Shares being issued represent approximately 9.99 per cent of Standard Chartered's issued ordinary share capital prior to the Placing.

Application has been made for, and the placing is conditional on, admission of the Placing Shares to listing on the Official List of the UK Listing Authority and to being admitted to trading on the London Stock Exchange plc's market for listed securities. Application has been made to the Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Placing Shares on the Hong Kong Stock Exchange. It is expected that UK Admission will become effective and dealings will commence in the Placing Shares on the London Stock Exchange at 8.00am on 14 January 2005.

For further information, please contact:

Paul Marriage	Romy Murray
Head of Media Relations	Head of Investor Relations
+ 44 (0)20 7280 7163	+ 44 (0)20 7280 7245
paul.marriage@uk.standardchartered.com	romy.c.murray@uk.standardchartered.com
Lavina Chan	Betty Ku

Senior Corporate Affairs Manager Head of Investor Relations

HK, China and NE Asia Asia Pacific

+ 852 2820 3075 + 852 2821 1310

lavina.chan@hk.standardchartered.com betty.ku@hk.standardchartered.com

Defined terms in this announcement have, unless the context otherwise requires, the same meaning given to them in the Announcement.

This announcement has been issued by and is the sole responsibility of Standard Chartered.

UBS Limited is acting as financial adviser to Standard Chartered in connection with the acquisition. Standard Chartered has also received financial advice from Cazenove & Co. Ltd. Cazenove & Co. Ltd and UBS Limited are acting as joint lead managers and joint brokers to the Placing.Cazenove & Co. Ltd and UBS Limited are each acting exclusively for Standard Chartered in connection with the proposed acquisition and the Placing and no one else and will not be responsible to anyone other than Standard Chartered for providing the protections afforded to their respective clients, or for giving advice in relation to the acquisition, the Placing or any other matters referred to in this press announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of Standard Chartered in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Placing Shares or any other securities in the capital of Standard Chartered. The Placing Shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") or under the securities laws of any state of the United States and may not be offered or sold within the United States unless they are registered with the US Securities and Exchange Commission or an exemption from registration is available. No public offering of the Placing Shares will be made in the United States.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	07:00 10-Jan-05
Number	1672H

10th January 2005

STANDARD CHARTERED TO ACQUIRE KOREA FIRST BANK FOR US$3.3 BILLION

PROVIDES A STRONG PLATFORM FOR GROWTH IN ASIA'S THIRD LARGEST ECONOMY

Standard Chartered PLC ("Standard Chartered") announces it has entered into an agreement to acquire the entire share capital of Korea First Bank for approximately Korean Won (KRW) 3.4 trillion (US$3.3 billion) in cash. The acquisition, which is subject to certain conditions including regulatory consents, is expected to be completed by the end of April 2005.

Key points:

- A stated strategic objective for Standard Chartered is to build a bigger presence in the Republic of Korea (South Korea, hereafter referred to as "Korea"), which is the world's 10th largest economy, Asia's third largest and is expected to grow by 4.3% in 2005. Korea's banking sector generates a revenue pool estimated to be worth approximately US$44 billion, over three times the size of Hong Kong, according to Standard Chartered estimates.

- This acquisition will significantly increase Standard Chartered's presence in Korea, increasing the revenue contribution to 16% of Standard Chartered's total revenue, based on figures for the first half of 2004. Korea First Bank will also represent approximately 22% of Standard Chartered's assets post acquisition, using pro forma data as at 30 June 2004, making it Standard Chartered's second largest market, by assets, after Hong Kong.

- Korea First Bank is the seventh largest banking group in Korea by assets, with a market share of approximately 6% and over 3 million retail customers. Korea First Bank has a strong track record of credit quality with one of the lowest ratios of non-performing loans (1.4%: September 2004).

- The purchase price represents 1.87x the net asset value of Korea First Bank as at 30 September 2004.

- The acquisition of Korea First Bank is expected to be earnings accretive in 2006.

- Standard Chartered intends to finance the acquisition with the proceeds from a

placing of Standard Chartered PLC ordinary shares for approximately GBP1 billion together with other funding resources.

Bryan Sanderson, Chairman of Standard Chartered said:

"The heart of our strategy is to create value for our shareholders, particularly in Asia. We have highlighted Korea as one of a number of key markets in which we want to build a larger presence. It is the third largest banking market in Asia and offers outstanding opportunities to create substantial value for our shareholders."

Mervyn Davies, Group Chief Executive of Standard Chartered said:

"I am delighted we have reached an agreement to acquire Korea First Bank. It is a major move forward for the Group. This is a well managed, conservatively run bank with a highly skilled workforce. This is a significant acquisition in a key growth market. It is a big step towards our aspiration to lead the way in Asia, Africa and the Middle East."

ANALYSTS BRIEFING

There will be a joint presentation for analysts and investors at 09:00 am this morning, Monday 10 January 2005. The presentation will take place at UBS Investment Bank's London offices, 1 Finsbury Avenue, London EC2M 2PP, and will be hosted by Bryan Sanderson, Chairman, Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director. There will also be a presentation 5.00pm HK time, at UBS Investment Bank's Hong Kong offices, 52/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

A webcast of the presentation will also be available on the Standard Chartered, Investor Relations website. If you are outside the United States, you can access this on the following link. http://investors.standardchartered.com/

CONTACTS

Investors

Betty Ku

Head of Investor Relations, Asia Pacific

+ 852 2821 1310

Romy Murray

Head of Investor Relations

+44 (0)20 7280 7245

betty.ku@hk.standardchartered.com
romy.c.murray@uk.standardchartered.com

Press

Paul Marriage

Head of Corporate Communications

+ 44 (0)20 7280 7163

paul.marriage@uk.standardchartered.com

Lavina Chan

Head of Corporate Affairs

Hong Kong

+ 852 2820 3075

lavina.chan@hk.standardchartered.com

Kay Oh

Head of Corporate Affairs

Korea

+ 82 2 750 6009

kay.oh@kr.standardchartered.com

Roland Rudd

Finsbury

+ 44 (0)20 7251 3801

roland.rudd@finsbury.com

Morgan Bone

Finsbury

+ 44 (0)20 7251 3801

morgan.bone@finsbury.c

Advisers and Joint Brokers

John Cryan

UBS Limited

+44 (0) 20 7567 8000

Steven Sun

UBS AG, Hong Kong Branch

+852 2971 8888

Tim Waddell

UBS Limited

+44 (0) 20 7567 8000

Christopher Smith

UBS Limited

+44 (0) 20 7567 8000

John Paynter

Cazenove & Co. Ltd

+44 (0) 20 7588 2828

Richard Locke

Cazenove & Co. Ltd

+44 (0) 20 7588 2828

DESCRIPTION OF KOREA FIRST BANK

Korea First Bank is a Korean retail and wholesale bank with a national network of branches. It is the seventh largest nationwide commercial bank in Korea, as measured by assets, and the fifth largest as measured by branches.

Historically Korea First Bank was a wholesale-based bank, but following a change of control in December 1999, the bank was substantially restructured and refocused as a mortgage-led consumer business. As at 30 September 2004, mortgages made up 45% of total loans. The bank has been restructured through a number of initiatives including implementing a new operating platform, setting up shared service centres, centralising risk management and creating a focus on profitability rather than volume.

Korea First Bank is a nationally networked bank with:

- A Korean banking market share of around 6%
- 404 branches
- Approximately 2,100 ATMs and cash deposit machines
- 68,000 corporate and public customers
- 3.3 million retail customers
- Over 1.1 million credit cards in circulation
- 2.6 million e-banking clients
- 5,169 employees.

As at 30 September 2004, Korea First Bank had:

- Total assets of KRW44.1 trillion (US$41.9 billion)
- Total loans of KRW31.5 trillion (US$30.0 billion)
- Net assets of KRW1.8 trillion (US$1.6 billion)
- A total capital adequacy ratio of 12.1% and a tier 1 ratio of 7.0%

For the nine months ended 30 September 2004, revenues were KRW785 billion (US$747 million) and profits before tax of KRW134 billion (US$127 million). Profits before tax were KRW95 billion (US$90 million) in 2002 and KRW93 billion (US$88 million) in 2003. Korea First Bank recorded profits after tax and extraordinary items were KRW102 billion (US$97 million) in 2002 and a loss after tax and extraordinary items of KRW13 billion (US$12 million) in 2003. Net assets of Korea First Bank were KRW1,733 billion (US$1,649 million) at 30 June 2004 and KRW1,803 billion (US$1,716 million) at 30 September 2004.

DETAILS OF THE ACQUISITION

Under the terms of the share purchase agreement dated 10 January 2005 between Standard Chartered Bank and KFB Newbridge Holdings (Private) Limited ("KFB Newbridge"), KFB Newbridge will exercise its rights to require the other shareholders of Korea First Bank (being the Ministry of Finance and Economy of the Republic of Korea and the Korea Deposit Insurance Corporation (the "Government Shareholders")) to accede to the share purchase agreement and sell to Standard Chartered 100 per cent. of the shares in Korea First Bank. KFB Newbridge is a company established to hold the investment of private equity investors in Korea First Bank.

The total consideration payable in cash to the shareholders of Korea First Bank is approximately KRW 3.4 trillion (approximately US$3.3 billion). The transaction, which is subject to certain conditions including regulatory consents, is expected to be completed by the end of April 2005. Unless otherwise approved by the parties, such approval not to be unreasonably withheld or delayed, completion must take place within 150 days of this announcement, failing which the agreement will terminate.

In addition to the share purchase agreement, Standard Chartered Bank has entered into a transition agreement with Korea First Bank dated 10 January, 2005 in relation to, among other things, the carrying on of business by Korea First Bank prior to completion of the transaction.

To the best of the knowledge, information and belief of Standard Chartered's directors having made all reasonable enquiry, KFB Newbridge, the Government Shareholders and Korea First Bank are third parties independent of Standard Chartered and connected persons of Standard Chartered.

ACQUISITION RATIONALE AND BENEFITS

Korea's banking sector has a revenue pool of approximately US$44 billion. Korea First Bank represents a robust platform for growth in both wholesale and consumer banking.

Standard Chartered expects to leverage Korea First Bank's nationwide platform to capture new product and customer segments and drive earnings growth. Korea First Bank has been restructured by its current management team and would now benefit from the product and management breadth brought by an international partner which is expected to facilitate significant growth. This acquisition will provide additional diversification of Standard Chartered's earnings base.

Korea is one of the largest consumer and wholesale banking markets in the world and there is opportunity to create value by the introduction of more sophisticated banking products.

Korea shares many characteristics with other Asian markets in which Standard Chartered operates successfully and the acquisition presents an opportunity to acquire a well managed bank with a sizeable national distribution network that would serve as a strong platform for growth. The acquisition is expected to be earnings accretive in 2006.

Standard Chartered will look to grow Korea First Bank in ways that will include:

In Consumer Banking

- Building relationships focused on market segments e.g. for small and medium-sized enterprises ("SMEs") and wealth management products;

- Cross-selling to mortgage and personal loan customers;

- Product development and innovation in trade and cash management for SMEs, mortgages, deposit and investment products;

- Sharing best practice techniques in customer segmentation, credit scoring and risk management.

In Wholesale Banking

- Leveraging Standard Chartered's international network to realise opportunities in trade finance, global markets, regional cash management;
- Growing the client base in multinational corporations, financial institutions and middle market companies;
- Broadening the range of fee-based products across global markets and commercial banking products;
- Restructuring funding utilising Standard Chartered's offshore funding capability.

STANDARD CHARTERED IN KOREA

Standard Chartered first opened in Korea in the late nineteenth century and was the first European bank to be invited back into the country in 1968. It operates today through a branch in Seoul, with total assets of approximately US$3.3 billion supported by 170 employees and about 300 direct sales agents. Standard Chartered's business has historically focused on commercial banking, treasury and debt capital markets. In September 2003, Standard Chartered opened a consumer banking business, which it has grown organically.

FINANCIAL IMPACT OF THE ACQUISITION

Standard Chartered has agreed, after arm's length negotiations with KFB Newbridge, to pay approximately KRW3.4 trillion (US$3.3 billion) for a 100% interest in Korea First Bank.

The agreed purchase price represents approximately 1.87x the net asset value of Korea First Bank as at 30 September 2004.

The consideration will be met by an institutional placing of new Standard Chartered shares of approximately 10% of Standard Chartered's existing shares in issue, together with other funding resources. Assuming the acquisition and placing had completed as at 30 June 2004, Standard Chartered's tier 1 ratio would have been in the range of 7.4% to 7.7% and its core equity ratio would have been in the range of 5.7% to 6.0%.

Based on Standard Chartered's forecasts for business growth and transaction benefits, the acquisition is expected to be earnings accretive in 2006.

PLACING

Standard Chartered intends to finance the acquisition in part with the proceeds of a placing of new ordinary shares of US$0.50 each, representing approximately 10 per cent of the issued ordinary share capital of Standard Chartered (the "Placing").

Cazenove & Co. Ltd ("Cazenove") and UBS Limited ("UBS" and together with Cazenove, the "Managers") are acting as joint lead managers and joint brokers to the Placing. The Placing will be conducted in accordance with the terms and conditions set out in the Appendix. The Placing will be effected, subject to the satisfaction of certain conditions, by way of an accelerated bookbuilt placing of approximately 117.9 million ordinary shares of US$0.50 each in the capital of the Company (the "Placing Shares"). The placing price in respect of the Placing Shares will be decided by the Managers at the close of the

bookbuilding exercise. The Placing has been fully underwritten by UBS, subject to certain terms and conditions in the Placing Agreement.

The books will open with immediate effect. The timing of the closing of the books, pricing and allocations is at the discretion of the Managers. Details of the placing price will be announced as soon as practicable after the close of the bookbuilding exercise.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.50 each in the capital of Standard Chartered including the right to receive all dividends and other distributions declared, made or paid after the date of issue. Application will be made for the Placing Shares to be admitted to the Official List maintained by the UK Listing Authority (the "Official List"), to be admitted to trading by the London Stock Exchange plc (the "London Stock Exchange") on its market for listed securities ("UK Admission") and to The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") for listing of and permission to deal in the Placing Shares on the Hong Kong Stock Exchange.

The ordinary shares of Standard Chartered are listed on the Official List and are also listed on the Hong Kong Stock Exchange.

The Appendix of this announcement sets out further information and terms and conditions regarding the Placing.

CURRENT TRADING AND PROFIT ESTIMATE

On 8 December, Standard Chartered gave a trading update and stated that it was comfortable with the current profit before tax market consensus for the year ended 31 December 2004. Trading since 8 December has been in line with the expectations set out in the trading update.

The directors of Standard Chartered expect that for the year ended 31 December 2004 profit before tax will be not less than US$2,100 million. This figure includes a number of one-off items which together generated a profit of US$85 million before tax. The directors also expect that total revenue for the year ended 31 December 2004 will be approximately US$5,340 million.

GENERAL

This announcement has been issued by Standard Chartered and is the sole responsibility of Standard Chartered.

UBS Investment Bank is acting as financial adviser to Standard Chartered in connection with the acquisition. Standard Chartered has also received financial advice from Cazenove & Co. Ltd. Cazenove & Co. Ltd and UBS Limited are acting as joint lead managers and joint brokers to the Placing.Cazenove & Co. Ltd and UBS Limited, both of which are regulated in the United Kingdom by The Financial Services Authority, are acting exclusively for Standard Chartered and no one else in connection with the proposed acquisition and the Placing and will not be responsible to anyone other than Standard Chartered for providing the protections afforded to customers of Cazenove & Co. Ltd or UBS Limited, or for giving advice in relation to the Placing or any other matters referred to in this press announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of Standard Chartered in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Placing Shares or any other securities in the capital of Standard Chartered. The Placing Shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") or under the securities laws of any state of the United States and may not be offered or sold within the United States unless they are registered with the US Securities and Exchange Commission or an exemption from registration is available. No public offering of the Placing Shares will be made in the United States.

This announcement includes "forward-looking statements". All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of the Company or those markets and economies to be materially different from future results, performance or

achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future and such assumptions may or may not prove to be correct. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation (other than pursuant to the Listing Rules of the UKLA or the Listing Rules of the Hong Kong Stock Exchange) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

NOTES TO EDITORS:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both consumer and wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

APPENDIX 1

Further Information on the Placing

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

IMPORTANT INFORMATION FOR PLACEES ONLY REGARDING THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY AT PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING AND DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHO FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, AS AMENDED (THE ORDER) OR ARE PERSONS WHO FALL WITHIN ARTICLE 49(2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER OR WHO ARE "PROFESSIONAL INVESTORS" AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CAP. 571) OF HONG KONG AND ANY RULES MADE UNDER THAT ORDINANCE OR TO WHOM THEY MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS RELEVANT PERSONS). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS

APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

Relevant Persons choosing to participate in the Placing ("Placees") will be deemed to have read and understood this Appendix in its entirety and to be making any such offer to participate on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained in this Appendix. In particular each such Placee represents, warrants and acknowledges that it:

1. is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of its business and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business; and

2. is outside the United States and is purchasing the Placing Shares for its own account or is purchasing the Placing Shares for an account with respect to which it exercises sole investment discretion and that it (and any such account) is outside the United States or it is a dealer or other professional fiduciary in the United States acting on a discretionary basis for non-US beneficial owners (other than an estate or trust), in reliance upon Regulation S under the Securities Act; or if it is not outside the United States is a qualified institutional buyer ("QIB") as defined in Rule 144A under the Securities Act and has executed an investment letter in the form provided to it and has delivered the same to the Managers.

This announcement and Appendix do not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Shares in any jurisdiction including, without limitation, the United Kingdom, the United States, Canada, Australia, Hong Kong or Japan. This announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia, Japan or in any jurisdiction in which such publication or distribution is unlawful. The Placing Shares referred to in this announcement have not been and will not be registered under the Securities Act and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any offering to be made in the United States will be made to a limited number of QIBs pursuant to Rule 144A or under another exemption from registration under the Securities Act in a transaction not involving any public offering. The Placing Shares are being offered and sold outside the United States in accordance with Regulation S under the Securities Act.

The distribution of this announcement and the Placing and/or issue of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Managers that would permit an offer of such Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to such Placing Shares in any jurisdiction where action for that purpose is required. Persons to whose attention this announcement is drawn are required by the Company and the Managers to inform themselves about and to observe any such restrictions.

In this Appendix, unless the context otherwise requires, the Company means Standard Chartered PLC and Placee includes a person (including individuals, funds or others) on whose behalf a commitment to acquire Placing Shares has been given.

Details of the Placing Agreement and the Placing Shares

The Managers have entered into a placing agreement (the "Placing Agreement") with the Company whereby each of the Managers has, subject to the satisfaction of certain conditions set out therein, undertaken severally, and not jointly nor jointly and severally, to use its reasonable endeavours as agent of the Company to seek to procure Placees for the Placing Shares.

The Placing Shares will when issued be credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares of US$0.50 per share in the capital of the Company including the right to receive all dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue of the Placing Shares (including any dividend proposed, after the date of issue of the Placing Shares, in respect of the financial year ended 31 December 2004).

Application for listing and admission to trading

Application will be made to the UK Listing Authority (the "UKLA") for admission of the Placing Shares to the

Official List of the UKLA (the "Official List"), to the London Stock Exchange for admission to trading of the Placing Shares on the London Stock Exchange's market for listed securities ("UK Admission") and to the Hong Kong Stock Exchange for the approval of the Placing Shares and permission to deal in the Placing Shares on the Hong Kong Stock Exchange.

Bookbuild

Commencing today each of the Managers will be conducting an accelerated bookbuilding process (the "Bookbuilding Process") for participation in the Placing by the Placees. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

Participation in the Bookbuilding Process

Persons who are eligible to participate in the Placing should communicate their bid by telephone to their usual sales contact at either of the Managers. Standard Chartered will make a further announcement following the close of the Bookbuilding Process detailing the price at which the Placing Shares have been placed (the "Pricing Announcement"). Each of Cazenove and UBS is arranging the Placing severally, and not jointly or jointly and severally, as an agent of the Company.

The timing of the closing of the books, pricing and allocations is at the discretion of the Managers. Details of the placing price will be announced as soon as practicable after the close of the bookbuilding exercise. The Managers may, at their sole discretion, accept bids that are received after the Bookbuilding Process has closed.

Each Placee's allocation, and the price payable (the "Placing Price"), will be confirmed to Placees orally by the relevant Manager following the close of the Bookbuilding Process, and a conditional advice note will be dispatched as soon as possible thereafter. The relevant Manager's oral confirmation to such Placee will constitute a legally binding commitment upon such Placee to acquire the number of Placing Shares allocated to it at the Placing Price on the terms and conditions set out in this Appendix and in accordance with the Company's Memorandum and Articles of Association.

Each Placee will have an immediate, separate, irrevocable and binding obligation, owed to the relevant Manager, to pay to it in cleared funds an amount equal to the product of the Placing Price and the amount of Placing Shares such Placee has agreed to acquire.

All obligations under the Placing will be subject to fulfilment of the conditions referred to below under "Conditions of the Placing".

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and not having been terminated in accordance with its terms.

Each Manager's obligations under the Placing Agreement are conditional on, inter alia:

1. publication of the Pricing Announcement through a Regulatory Information Service by no later than 7.00 a.m. (London time) on 11 January 2005 (or by such later time and/or date as the Company and the Managers, may agree) and in newspapers in Hong Kong pursuant to the HK Listing Rules no later than 12 January 2005 (or such later time and/or date as the Company and the Managers may agree);

2. UK Admission occurring no later than 8.00 a.m. (London time) on 13 January 2005 or such later time and/or date (not later than 25 January 2005) as the Managers may determine;

3. the Listing Committee of the Hong Kong Stock Exchange granting listing of and permission to deal in the Placing Shares, and such listing and permission not being revoked prior to UK Admission;

4. the representations warranties or undertakings given by the Company in the Placing Agreement being true and accurate and not misleading;

5. the fulfilment by the Company of its obligations under the Placing Agreement; and

6. the agreement relating to the acquisition of Korea First Bank by the Company's subsidiary, Standard Chartered Bank, remaining in full force and effect and not having been terminated or lapsed, there having been no material breach of the terms thereof which is material in the context of the Placing and no event having arisen at any time prior to UK Admission which gives any party thereto a right to terminate such agreement (save to the extent that UBS has consented to the Company not exercising such right to terminate).

If the conditions above are not satisfied or waived in accordance with the Placing Agreement within the stated time periods (or such later time and/or date as the Company and the Managers may agree) the Placing will lapse and the Placee's rights and obligations shall cease and determine at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

The Managers, may, in their absolute discretion and upon such terms as they think fit, waive compliance or extend the time and/or date for fulfilment by Standard Chartered with the whole or any part of any of Standard Chartered's obligations in relation to the conditions in the Placing Agreement. The Managers reserve the right to waive or to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement. Any such extension or waiver will not affect Placees' commitments as set out in this Appendix.

None of Cazenove, UBS or the Company shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision it may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition.

By participating in the Placing each Placee agrees with each of the Managers that the exercise by the Company or the Managers of any right or other discretion under the Placing Agreement shall be within the absolute discretion of the Company, Cazenove or UBS (as the case may be) and that none of the Company, Cazenove or UBS need make any reference to such Placee and that none of the Company, Cazenove or UBS shall have any liability to such Placee (or to any other person whether acting on behalf of a Placee or otherwise) whatsoever in connection with any such exercise.

By participating in the Placing each Placee agrees that its rights and obligations terminate only in the circumstances described above and will not be capable of rescission or termination by it after oral confirmation by the relevant Manager following the close of the Bookbuilding Process.

No Prospectus

No offering document, listing particulars or prospectus has been or will be submitted to be approved by the UK Listing Authority or The Stock Exchange of Hong Kong Limited or filed with the Registrar of Companies in England and Wales or the Registrar of Companies in Hong Kong in relation to the Placing and Placees' commitments will be made solely on the basis of the information contained in this announcement (including this Appendix). Each Placee, by participating in the Placing, agrees that the content of this announcement (including this Appendix) is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of either of the Managers or the Company and none of the Managers or the Company will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges, agrees and warrants that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following UK Admission will take place within the CREST system. The Managers and the Company reserve the right to require settlement for and delivery of the Placing Shares to Placees by such other means that it deems necessary if delivery or settlement is not practicable within the CREST system within the timetable set out in this announcement and Appendix.

Each Placee allocated Placing Shares in the Placing will be sent a conditional advice note stating the number of Placing Shares allocated to it, the Placing Price and the aggregate amount owed by such Placee to the relevant Manager. In agreeing to subscribe for the allocation of Placing Shares set out in

the conditional advice note, such Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST instructions or the certificated settlement instructions which it has in place with Cazenove or UBS, as the case may be.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the conditional advice note is copied and delivered immediately to the relevant person within that organisation.

Settlement through CREST will be on a T+3 basis unless otherwise notified by the relevant Manager.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of 5 percentage points above prevailing LIBOR as determined by the Managers.

Each Placee is deemed to agree that if it does not comply with these obligations, the relevant Manager may sell any or all of the Placing Shares allocated to it on such Placee's behalf and retain from the proceeds, for such Manager's own account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee's behalf.

Representations and Warranties

By participating in the Placing each prospective Placee (and any person acting on such Placee's behalf) unless otherwise agreed by the Managers and the Company:

1. represents and warrants that it has read this announcement (including this Appendix) in its entirety;
2. acknowledges that no offering document or prospectus has been prepared in connection with the placing of the Placing Shares;
3. acknowledges that the content of this announcement is exclusively the responsibility of the Company and that neither of the Managers nor any person acting on their behalf has or shall have any liability for any information or representation relating to the Company. Each Placee further represents, warrants and agrees that, except as otherwise provided in paragraph 8 below, the only information on which it is entitled to rely and on which such Placee has relied in committing itself to acquire the Placing Shares is contained in this announcement, such information being all that it deems necessary to make an investment decision in respect of the Placing Shares;
4. represents and warrants that it has neither received nor relied on any other information, representation, warranty or statement made by either of the Managers or the Company and neither of the Managers or the Company will be liable for any Placee's decision to accept this invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing;
5. undertakes that it will acquire, hold, manage and (if applicable) dispose of any Placing Shares that are allocated to it for the purposes of its business only;
6. represents and warrants that it is, or at the time the Placing Shares are acquired it will be, the beneficial owner of such Placing Shares, or that the beneficial owner of such Placing Shares is not a resident of Australia, Canada or Japan;
7. acknowledges that the Placing Shares have not been and will not be registered in the United States under the Securities Act or under the securities legislation of Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within those jurisdictions;
8. if the Placing Shares were offered to it in the United States, represents and warrants that in making its investment decision, (i) it has relied on its own examination of the Company and the terms of the Placing, including the merits and risks involved, (ii) it has made its own assessment of the Company, the Placing Shares and the terms of the Placing based on such information as is publicly available, (iii) it has consulted its own independent advisors or otherwise has satisfied itself concerning, without limitation, the effects of United States federal, state and local income tax laws and foreign tax laws generally and the US Employee Retirement Income Security Act of 1974, the US Investment Company Act of 1940 and the Securities Act and (iv) it has received all

information that it believes is necessary or appropriate in order to make an investment decision in respect of the Company and the Placing Shares;

9. represents and warrants that it is either (i) a QIB, or the beneficial owner of the Placing Shares is a QIB, and it or the beneficial owner has duly executed an investment letter in the form provided to it by either of the Managers, or (ii) is purchasing the Placing Shares in an "offshore transaction" in accordance with Rule 903 or Rule 904 under the Securities Act, and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Placing Shares, is able to bear the economic risk of an investment in the Placing Shares and is able to sustain a complete loss of the investment in the Placing Shares and represents and, in the case of (i) above, warrants that it is subscribing for the Placing Shares for its own account or for one or more accounts as to each of which it exercises sole investment discretion and each of which is a QIB, for investment purposes and not with a view to any distribution or for resale in connection with, the distribution thereof in whole or in part, in the United States;
10. acknowledges that the Placing Shares offered and sold in the United States are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and represents and warrants that, so long as the Placing Shares are "restricted securities", it will not deposit the Placing Shares into any unrestricted depositary receipt facility in the United States established or maintained by any depositary bank in respect of the Company's ordinary shares and will only transfer the Placing Shares in accordance with paragraph 11 below;
11. acknowledges that the Placing Shares have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, and agrees that for so long as the Placing Shares are "restricted securities" it will not reoffer, resell, pledge or otherwise transfer the Placing Shares except (i) outside the United States in offshore transactions in accordance with Rule 904 of Regulation S under the Securities Act, (ii) in a transaction not involving any general solicitation or general advertising pursuant to Rule 144A (if available) or (iii) pursuant to an effective registration statement under the Securities Act, and in any case in compliance with all applicable laws;
12. acknowledges that where it is acquiring the Placing Shares for one or more managed accounts, it represents and warrants that it is authorised in writing by each managed account (i) to acquire the Placing Shares for each managed account, and (ii) to execute and deliver an investment letter in the form provided to it by either of the Managers on behalf of each managed account. Each Placee agrees to indemnify and hold the Company and the Managers harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations and warranties in this paragraph 12. Each Placee agrees that the provisions of this paragraph 12 shall survive the resale of the Placing Shares by or on behalf of the managed accounts;
13. acknowledges that no representation has been made as to the availability of any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Placing Shares;
14. represents and warrants that the allocation, allotment, issue and delivery to it, or the person specified by it for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services) and that it is not participating in the Placing as nominee or agent for any person or persons to whom the allocation, allotment, issue or delivery of Placing Shares would give rise to such a liability;
15. represents and warrants that it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Criminal Justice Act 1993 and the Money Laundering Regulations (2003) (the "Regulations") and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;
16. represents and warrants that it and any person acting on its behalf falls within paragraph 3(a) of Schedule 11 to FSMA, being a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business, and within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended, and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;
17. represents and warrants, if it is a Placee in Hong Kong, that it is a "Professional Investor" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance;
18. represents and warrants that it is independent of, and is not connected with, the Company, any director or the chief executive of the Company, a substantial shareholder of the Company, or

any of their respective associates (as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange); and that it is not acting in concert (as defined in the Hong Kong Code on Takeovers and Mergers) with the Company, any director or the chief executive of the Company, a substantial shareholder of the Company or any of its subsidiaries, or any of their respective associates (as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange); and the Placee has not offered or sold and will not offer to sell any Placing Shares to a director or chief executive of the Company, a substantial shareholder of the Company or any of its subsidiaries, or any respective associates (as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange);

19. acknowledges that the Announcement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Placee represents and warrants that this press announcement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Placing Shares has not been and will not be circulated or distributed, and will not offer or sell the Placing Shares or cause the Placing Shares to be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the Placing Shares to the public in Singapore;
20. represents and warrants that it has not offered or sold and, prior to the expiry of a period of six months from UK Admission, will not offer or sell any Placing Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;
21. represents and warrants that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;
22. represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving the United Kingdom;
23. represents and warrants that it and any person acting on its behalf is entitled to acquire the Placing Shares under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement) and will honour such obligations;
24. undertakes that it will make payment for the Placing Shares allocated to it in accordance with this announcement (including this Appendix) and the conditional advice note on the due time and date set out therein, failing which the relevant Placing Shares may be placed with other subscribers or sold at such price as the Managers may determine and without liability to such Placee;
25. acknowledges that participation in the Placing is on the basis that it is not and will not be a client of either of the Managers and that neither of the Managers has duties or responsibilities to it for providing the protections afforded to their clients or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of such Manager's rights and obligations thereunder including any rights to waive or vary any conditions;
26. undertakes that the person whom it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. Neither of the Managers nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of such Placee agrees to participate in the Placing and it agrees to indemnify the Company and each of the Managers in respect of the same on the basis that the Placing Shares will be allotted to the CREST stock account of Apollo Nominees Limited as nominee for the Placees who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions;
27. acknowledges that any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any Placee on whose behalf it is acting) to the "exclusive" jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by the

Company or either of the Managers in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

28. acknowledges that each of the Managers may (at their absolute discretion) satisfy their obligations to procure Placees by themselves agreeing to become a Placee in respect of some or all of the Placing Shares or by nominating any connected or associated person to do so; and
29. agrees that the Company, the Managers and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and undertakings.

No UK stamp duty or stamp duty reserve tax should be payable to the extent that the Placing Shares are issued into CREST to, or to the nominee of, a Placee who holds those shares beneficially (and not as agent or nominee for any other person) within the CREST system and registered in the name of such Placee or such Placee's nominee.

Any arrangements to issue or transfer the Placing Shares into a depositary receipts system or a clearance service or to hold the Placing Shares as agent or nominee of a person to whom a depositary receipt may be issued or who will hold the Placing Shares in a clearance service, or any arrangements subsequently to transfer the Placing Shares, may give rise to UK stamp duty and/or stamp duty reserve tax, for which neither the Company nor either of the Managers will be responsible and the Placee to whom (or on behalf of whom, or in respect of the person for whom it is participating in the Placing as an agent or nominee) the allocation, allotment, issue or delivery of Placing Shares has given rise to such UK stamp duty or stamp duty reserve tax undertakes to pay such UK stamp duty or stamp duty reserve tax forthwith and to indemnify on an after-tax basis and to hold harmless the Company and the Managers in the event that any of the Company and/or the Managers has incurred any such liability to UK stamp duty or stamp duty reserve tax.

Stamp, registration, documentary, transfer and similar taxes or duties payable outside the UK will be the responsibility of the relevant Placee and the Placee, or the Placee's nominee, in respect of whom (or in respect of the person for whom it is participating in the Placing as an agent or nominee) the allocation, allotment, issue or delivery of Placing Shares has given rise to such non-UK stamp, registration, documentary, transfer or similar taxes or duties undertakes to pay such taxes and duties forthwith and to indemnify on an after-tax basis and to hold harmless the Company and the Managers in the event that any of the Company and/or the Managers has incurred any such liability to such taxes or duties

This announcement has been issued by Standard Chartered and is the sole responsibility of Standard Chartered.

Cazenove and UBS are acting for Standard Chartered in connection with the Placing and no-one else and will not be responsible to anyone other than Standard Chartered for providing the protections afforded to their respective clients nor for providing advice in relation to the Placing or any other matter referred to in this announcement.

When a Placee or person acting on behalf of the Placee is dealing with either of the Managers, any money held in an account with either Manager on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money (within the meaning of the rules and regulations of the Financial Services Authority made under FSMA) which, therefore, will not require the Managers to segregate such money, as that money will be held by them under a banking relationship and not as a trustee.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

All times and dates in this announcement may be subject to amendment. The Managers shall notify the Placees and any person acting on behalf of the Placees of any changes.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	15:56 05-Jan-05
Number	0550H

Director's Details

Further to Standard Chartered PLC's announcement on 20 December 2004 that Miss Val Gooding has been appointed to the Board as an independent Non Executive Director with effect from 1 January 2005, the Company confirms that there are no details to be disclosed under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

Sharon O'Donovan
Assistant Secretary

5 January 2005

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:44 21-Dec-04
Number	6911G

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **858,534**	6. Percentage of issued class **0.073%**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**
9. Class of security **ORDINARY SHARES OF USD0.50 EACH**		10. Date of transaction **16 DECEMBER 2004**	11. Date company informed **20 DECEMBER 2004**
12. Total holding following this notification **70,900,914**		13. Total percentage holding of issued class following this notification **6.01%**	
14. Any additional information **N/A**		15. Name of contact and telephone number for queries **BRIDGET CREEGAN – 020 7280 6119**	
16. Name and signature of authorised company official responsible for making this notification .... SHARON O'DONOVAN ASSISTANT SECRETARY Date of notification: 21 DECEMBER 2004			

FMR CORP	

Registered Holders	Shares
Brown Brothers Harriman & Co	630,971
JP Morgan Chase Bank	4,036,049
Northern Trust London	75,500
State Street Bank & Trust Co	949,851
FIDELITY INTERNATIONAL LIMITED	
Registered Holders	**Shares**
Bank of New York Brussels	68,700
Brown Brothers Harriman Ltd Luxembourg	11,564,136
Chase Manhattan Bank AG Frankfurt	196,677
Citibank NA, Hong Kong Branch	13,700
HSBC Trustee Limited	30,297
ING Luxembourg	15,932
JP Morgan, Bournemouth	872,180
National Australia Bank Melbourne	288,532
Northern Trust London	97,700
RBC Global Services	157,278
State Street Bank & Trust Co, London	170,512
State Street Bank Australia	251,679
State Street Hong Kong	43,225
State Street Bank & Trust Co, Tokyo	22,767
FIDELITY MANAGEMENT TRUST COMPANY	
Registered Holders	**Shares**
Bank of New York	213,400
Brown Brothers Harriman & Co	852,605
CIBC Mellon Trust	141,911
JP Morgan Chase Bank	389,143
Mellon Bank NA	542,539
Northern Trust Co	904,888
Royal Trust - Toronto	16,953
State Street Bank & Trust Co	2,166,238
FIDELITY INVESTMENT SERVICES LIMITED	

Registered Holders	Shares
JP Morgan, Bournemouth	24,375,914
FIDELITY PENSION MANAGEMENT	
Registered Holders	**Shares**
Bank of New York, Brussels	3,217,012
Bank of New York Europe London	103,127
Bankers Trust London	175,000
BNP Paribas, Paris	19,724
Chase Manhattan London	7,800
Chase Manhattan Bank AG Frankfurt	55,886
Citibank London	326,680
Clydesdale Bank PLC	192,240
Dexia Privatbank	6,500
HSBC Bank PLC	398,600
JP Morgan, Bournemouth	4,752,641
Mellon Bank	862,400
Midland Securities Services	87,500
Nordea Bank AB	17,600
Northern Trust London	5,213,335
Societe Generale	25,800
State Street Bank & Trust Co, London	2,649,978
State Street Munich	14,615
FIDELITY INVESTMENTS JAPAN	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	13,150
Master Trust Bank of Japan	92,459
Nomura Trust & Banking	21,900
Trust & Cust Svcs Bank Ltd, Tokyo	19,310
FIDELITY INVESTMENT INTERNATIONAL	
Registered Holders	**Shares**
Bank of New York Europe London	1,772,300
JP Morgan, Bournemouth	952,703
FIDELITY INVESTMENTS ADVISORTY	

(KOREA) LIMITED	
Registered Holders	**Shares**
State Street Hong Kong	8,993
FIDELITY INVESTMENT MANAGEMENT HONG KONG	
Registered Holders	**Shares**
Bermuda Trust Far East HK	734,909
Citibank NA, Hong Kong Branch	69,475

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	12:22 20-Dec-04
Number	6193G

TO CITY EDITORS

20 December 2004

FOR IMMEDIATE RELEASE

Standard Chartered PLC Board Changes

Christopher Keljik

The Board of Directors of Standard Chartered PLC announced today that Christopher Avedis Keljik, 56, has decided to retire from the Board with effect from the next Annual General Meeting on 5 May 2005.

He steps down after a long and distinguished career with Standard Chartered Bank having joined the company in 1976. He has been an executive director since 1999 and is currently responsible for performance and governance in Africa, the Middle East and South Asia, and for governance in the United Kingdom and the Americas.

Bryan Sanderson, Chairman of Standard Chartered PLC said: "Chris has made a tremendous contribution to the fortunes of the Bank over the last three decades. During that time he has worked in all our major markets and has been a great ambassador for us. On behalf of the Board and all our employees, we wish him well."

Mervyn Davies, Group Chief Executive of Standard Chartered PLC, added: "Chris has

made a significant contribution to our executive team during my time as CEO and, previously. He has always been a close colleague and a trusted adviser. I have valued his experience and wise counsel and wish him well on his retirement from our Board."

Mr Keljik joined Standard Chartered as a corporate finance executive in London and later became a director of Standard Chartered Merchant Bank Asia. He headed the Group's Treasury operations in New York and later Hong Kong, before taking up a succession of general manager roles for North East Asia, East Asia and for Africa. He was Group Head of External Affairs directly before his appointment as a director of Standard Chartered PLC.

Mr Keljik said: "My career with the Bank has been immensely fulfilling and I leave behind many fine colleagues and good friends. Standard Chartered is in great shape and I am particularly proud of the performance of the businesses for which I am responsible, as well as the overall performance of the Group."

Mr Keljik's portfolio of responsibilities will be reassigned among existing Directors with an announcement to be made in due course.

Val Gooding

The Board also announced that Valerie Frances Gooding has been appointed as an independent non-executive director of Standard Chartered PLC with effect from 1 January 2005.

Miss Gooding, 54, is currently Chief Executive of BUPA, the UK's leading independent health and care company. Prior to that she had a career with British Airways, with her final role being Director, Asia Pacific.

Miss Gooding is currently a non-executive director at Compass Group plc. She also sits on the Council of the University of Warwick, as well as the Advisory Board of Warwick Business School. She is a trustee of the British Museum, and the President of the International Federation of Health Plans. She was previously a director at BAA and Cable and Wireless Communications plc, and has also been on the Board of the Association of British Insurers (ABI).

Hugh Norton, Senior Independent Director of Standard Chartered PLC, said: "Val is a robust, independently-minded executive, who will make a great contribution to the Board. She is one of Britain's most internationally-recognised businesswomen and has enormous experience in marketing and service delivery industries."

Miss Gooding studied at the University of Warwick. She is married with two children and lives in the United Kingdom. She was awarded the CBE for services to business in the 2002 New Year's Honours list.

As an independent non-executive director, Miss Gooding does not have a service contract. She does not have a designated length of service but her appointment will be subject to re-election by shareholders every three years. The director's fee that is payable to Miss Gooding will be determined by the Board.

As at the date of this announcement Miss Gooding has no interest in the ordinary shares of Standard Chartered PLC.

Miss Gooding is not related to any directors, senior management or substantial or controlling shareholders of Standard Chartered PLC.

For further information please contact:

Paul Marriage Head of Corporate Communications +44 (0) 20 7280 7163

www.standardchartered.com

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

- ENDS -

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:30 20-Dec-04
Number	6003G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of $0.50 each under the UK Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:57 17-Dec-04
Number	5554G

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 180,000 Ordinary shares of $0.50 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 120,000 shares to be issued under the International Sharesave Scheme and 60,000 shares to be issued under the UK Sharesave Scheme.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	10:37 16-Dec-04
Number	4860G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of $0.50 each under the International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	12:45 15-Dec-04
Number	4375G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of $0.50 each under the International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:51 14-Dec-04
Number	3682G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of $0.50 each under the International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	14:32 13-Dec-04
Number	3324G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of $0.50 each under the International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Trading Statement
Released	08:00 08-Dec-04
Number	1441G

Standard Chartered PLC
Pre-close trading update

8th December 2004

Standard Chartered PLC will be holding discussions with analysts ahead of its closed period for the full year ending 31 December 2004. This statement details the information that will be covered in those discussions.

Overall

Standard Chartered has continued to make good progress into the second half of 2004 and we expect to deliver a strong performance for the full year. Based on our performance to date we are comfortable with the current profit before tax market consensus for the year.

The Group continues to achieve solid revenue growth for the year from a diverse geographic base, with strong growth in many markets offsetting softness in Hong Kong and Singapore. Second half revenues are expected to be in line with the first half. Overall, we have seen good asset growth with stable net interest margins.

We have maintained the pace of investment in our businesses to capture growth opportunities in our chosen markets. We are investing for future revenue growth but are pacing these investments with the overall performance of the Bank. Full year costs are expected to grow broadly in line with our revenue.

Debt provisions have continued to benefit from a very benign credit environment as well as the actions we have taken to reshape the book and enhance risk management.

We are making very good progress on return on equity as a result of our tight discipline on risks, costs and capital.

Revenue

Consumer Banking

Consumer Banking is delivering strong asset growth and, outside of Hong Kong, continues to deliver double digit revenue growth overall. Markets such as Thailand, Indonesia and MESA including UAE are performing particularly well with high double digit revenue and asset growth.

In the Hong Kong market as a whole, consumer assets have not grown over the year as

new demand has been offset by repayments. We are pursuing operational efficiencies to allow us to invest in product development, marketing and distribution channels. We expect our full year revenues to be broadly in line with 2003 with excellent growth in profits as a result of the reduction in bad debts.

In Singapore volume growth has been largely offset by margin pressures and full year revenues are expected to be similar to 2003.

India is delivering good asset growth and we are increasing the pace of our investments in the expansion of our branch network as well as new products.

Overall, given the investments we are making to take advantage of the growth opportunities that exist in our markets, the pace of full year cost growth will be faster than the pace of revenue growth.

Wholesale Banking

We are seeing continued good year on year revenue momentum in Wholesale Banking with broad based growth coming from both commercial banking and global markets products.

Client driven revenues have performed strongly. Our investments in more sophisticated products such as project and structured trade, derivatives and corporate advisory are already contributing meaningful revenues. However, in the second half, a reduction in volatility in the foreign exchange markets has had an impact on dealing revenues and ALM revenues remain subdued as a result of a continuing low interest rate environment.

We expect Wholesale Banking to deliver positive operating jaws year on year. Whilst maintaining the emphasis on improving returns, we are allowing economic capital to grow in a disciplined fashion.

Costs

We are managing our cost base tightly, driving cost efficiencies in BAU and investing for future growth.

We have maintained our commitment to invest in the Consumer and Wholesale Banking businesses. In Consumer Banking, these investments are broadening the range of products, markets and customer segments. For instance, we have launched Manhattan Card in India, we are building a consumer business in Korea and expanding consumer finance in Hong Kong. For Wholesale Banking, the investments include the expansion of our product capabilities.

In the context of an increasingly demanding regulatory environment, we are increasing our investments in compliance and regulatory related activities including KYC, IFRS and Basle II.

The overall cost income ratio is expected to be in line with 2003.

Bad Debts

Consumer Banking

In Hong Kong, we have seen a continued marked improvement in bankruptcy related bad debts as the overall economy improves.

Outside Hong Kong, Consumer Banking bad debts have grown in line with asset growth.

Wholesale Banking

Wholesale Banking bad debts continued to perform particularly well. The environment remains benign and we have seen no significant changes in the quality of our portfolio.

Bryan Sanderson, Chairman, commented, "Standard Chartered continues to have good momentum from a broader base of earnings. Our plans are led by organic growth and, additionally, in the past six months, we are very pleased to have announced a number of alliances and acquisitions in China, Hong Kong, Indonesia and India which reinforce our strategy."

Mervyn Davies, Group Chief Executive, commented, "We have seen good revenue growth this year. We are making strong progress on our performance goals and are taking advantage of favourable economic conditions to accelerate investment in a number of our markets. "

For further information, please contact:

Romy Murray, Head of Investor Relations (44) 207 280 7245
Paul Marriage, Head of Corporate Communications (44) 207 280 7163
Betty Ku, Head of Investor Relations, Asia Pacific (852) 2821 1310
Lavina Chan, Head of Corporate Affairs, Hong Kong (852) 2820 3075

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include Standard Chartered's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT, developments, competitive and general operating conditions.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	10:26 07-Dec-04
Number	0998G

SCHEDULE 10
NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amounts of stock disposed **1,104,732**	8.Percentage of Issued class **0.094%**
9. Class of security **ORDINARY SHARES OF USD0.50 EACH**		10. Date of transaction **3 DECEMBER 2004**	11. Date company informed **4 DECEMBER 2004**
12. Total holding following this notification **70,042,380**		13. Total percentage holding of issued class following this notification **5.94%**	
14. Any additional information **N/A**		15. Name of contact and telephone number for queries **SHARON O'DONOVAN – 020 7280 7110**	
16. Name and signature of authorised company official responsible for making this notification …………………………………………………… JULIE BAMFORD DEPUTY GROUP SECRETARY Date of notification: 7 DECEMBER 2004			

FIDELITY INVESTMENTS ADVISORY (KOREA) LIMITEDPRIVATE	
Registered holders	**Shares**
State Street Hong Kong	8,993
FIDELITY INVESTMENT INTERNATIONAL	
Registered holders	**Shares**
Bank of New York Europe LDN	1,772,300
JP Morgan, Bournemouth	952,703
FIDELITY INVESTMENTS JAPAN	
Registered holders	**Shares**
Brown Brothers Harriman and Co	13,150
Master Trust Bank of Japan	92,459
Nomura Trust and Banking	21,900
Trust & Cust Svcs BK, Toko	19,310
FIDELITY INTERNATIONAL LIMITED	
Registered holders	**Shares**
Bank of New York Brussels	68,700
Brown Brothers Harriman Ltd Lux	11,551,936
Chase Manhattan Bank AG Frankfurt	196,677
Citibank NA, Hong Kong	13,700
HSBC Trustee Ltd	30,297
ING Luxembourg	15,932
JP Morgan, Bournemouth	871,480
National Astl Bk Melbourne	288,532
Northern Trust London	97,700
RBC Global Services	157,278
State Street Bank and Trust Co London	168,612
State Street Bank Australia	245,079
State Street Hong Kong	43,225
State Street T&B Co Ltd Tokyo	22,767

FIDELITY INVESTMENT MANAGEMENT HONG KONG	
Registered holders	**Shares**
Bermuda Trust Far East HK	734,909
Citibank NA, Hong Kong	69,475
FIDELITY INVESTMENT SERVICES LIMITED	
Registered holders	**Shares**
JP Morgan, Bournemouth	24,430,049
FMR CORP	
Registered holders	**Shares**
Brown Brothers Harriman and Co	630,971
JP Morgan Chase Bank	4,036,049
Northern Trust London	75,500
State Street Bank and Trust Co	941,451
FIDELITY MANAGEMENT TRUST COMPANY	
Registered holders	**Shares**
Bank of New York	210,500
Brown Brothers Harriman and Co	779,218
CIBC Mellon Trust	141,731
JP Morgan Chase Bank	389,143
Mellon Bank N.A.	542,539
Northern Trust Co	904,888
Royal Trust – Toronto	16,953
State Street Bank and Trust Co	2,136,618
FIDELITY PENSION MANAGEMENT	
Registered holders	**Shares**
Bank of New York Brussels	3,225,112
Bank of New York Europe Ldn	103,127
Bankers Trust London	175,000
BNP Paribas, Paris	19,724
Chase Manhattan London	7,800

Chase Manhattan Bank AG Frankfurt	55,886
Citibank London	326,680
Clydesdale Bank Plc	192,240
Dexia Privatbank	6,500
HSBC Bank Plc	396,000
JP Morgan, Bournmouth	4,170,241
Mellon Bank	862,400
Midland Securities Services	87,500
Nordea Bank AB	17,600
Northern Trust London	5,020,953
Societe Generale	25,800
State Street Bank and Trust Co London	2,642,478
State Street Munich	14,615

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Stake in Bohai Bank
Released	12:02 19-Nov-04
Number	4367F

Standard Chartered Bank (HK) Limited announced today that it has signed a framework agreement to take a 19.99% interest in the share capital of Bohai Bank, subject to the review and approval by the China Banking Regulatory Commission. The preparatory plan for the establishment of Bohai Bank is also pending the approval by the State Council and the China Banking Regulatory Commission.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	12:41 18-Nov-04
Number	3898F

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **12,185,410**	6. Percentage of issued class **1.03%**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**
9. Class of security **ORDINARY SHARES OF USD0.50 EACH**		10. Date of transaction **15 NOVEMBER 2004**	11. Date company informed **16 NOVEMBER 2004**
12. Total holding following this notification **71,147,112**		13. Total percentage holding of issued class following this notification **6.04%**	
14. Any additional information		15. Name of contact and telephone number for queries **BRIDGET CREEGAN – 020 7280 6119**	
16. Name and signature of authorised company official responsible for making this notification .... JULIE BAMFORD DEPUTY GROUP SECRETARY Date of notification: 18 NOVEMBER 2004			

FMR CORPPRIVATE	
Registered holders	**Shares**
Brown Brothers Harriman	620,471
Chase Nominees Limited	4,036,049
HSBC	10,500
State Street Nominees Limited	941,451
FIDELITY INTERNATIONAL LIMITED	
Registered Holders	**Shares**
Bank of New York London	4,981,237
Bankers Trust	404,212
Bermuda Far East	403,676
Bermuda Trust Far East	488,004
BNP Paribas	19,724
Brown Brothers Harriman	65,950
Chase Manhattan Bank London	3,939,079
Chase Nominees Limited	342,008
Chuo Trust Bank	18,820
Citibank	194,490
Deutsche Bank AG London	1,441,185
Dexia Privatbank (Schweiz)	6,500
HSBC	16,576,068
HSBC Trustee (HOKO) Limited	9,846
ING Luxembourg	15,932
JP Morgan	1,527,157
Master Trust Bank of Japan	104,080
Mellon Bank	278,000
Mitsubishi Trust	10,100
Morgan Stanley	25,800
MSS Nominees Limited	717,035
National Austrialia Bank	542,724
Nomura Trust and Banking	21,900
Northern Trust	4,267,551

Nortrust Nominees Limited	628,900
State Street Bank & Trust	1,589,171
State Street Bank Australia	34,227
FIDELITY MANAGEMENT TRUST COMPANY	
Registered Holders	**Shares**
Bank of New York	210,200
Bankers Trust	151,112
Brown Brothers Harriman	21,090
BT Globenet Nominees Limited	163,672
Chase Nominees Limited	234,521
JP Morgan	241,822
Lloyds Bank Nominees Limited	366,875
Mellon Bank	508,007
Northern Trust	671,242
Nortrust Nominees Limited	233,646
Royal Trust	98,153
State Street Bank & Trust	1,586,990
FIDELITY INVESTMENT SERVICES LIMITED	
Registered holders	**Shares**
Chase Manhattan Bank London	16,563,018
JP Morgan	1,815,943
FIDELITY PENSION MANAGEMENT	
Registered holders	**Shares**
Bank of New York London	585,088
Bankers Trust	31,200
Brown Brothers Harriman	1,220
Chase Manhattan Bank London	2,000,678
Citibank	364,210
Deutsche Bank AG London	45,300
HSBC	352,500
Mellon Nominees Limited	220,600
Northern Trust	388,578

FIDELITY INVESTMENTS JAPAN	Shares
Registered holders	
Bank of Bermuda	12,000
Chase Manhattan Bank London	17,600

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	08:08 11-Nov-04
Number	1105F

STANDARD CHARTERED and PT ASTRA INTERNATIONAL CONSORTIUM CONCLUDES 51% ACQUISITION OF BANK PERMATA

The consortium of Standard Chartered PLC and PT Astra International Tbk (Astra) has today completed its acquisition of a controlling interest of 51% in PT Bank Permata Tbk (Bank Permata). This follows the consortium passing Bank Indonesia's fit and proper test.

The consortium has made full payment of Indonesian Rupiah 2.77 trillion (US$305 million) to the Indonesian Government's state-owned asset management company, PT Perusahaan Pengelola Aset. Standard Chartered and Astra have financed the acquisition from existing cash resources.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:56 28-Oct-04
Number	5992E

On 11 May 2004, the Company made an announcement regarding the notifiable interest of the late Tan Sri Khoo Teck Puat, as at 18 February 2004, in 157,329,714 shares of Standard Chartered PLC (13.39% of the Company's issued share capital).

That announcement confirmed that formal notice had been received from the executors and trustees of his estate, disclosing a notifiable interest in 5.25% of Standard Chartered PLC's issued share capital, and that the Company anticipated further announcements in due course.

On 1 June 2004, the Company made an announcement confirming that on 28 May 2004, Glen Holdings (Private) Limited had a notifiable interest in 4.95% of Standard Chartered PLC's issued share capital and Goodwood Park Hotel Limited had, since 11 July 1991, by attribution only, a notifiable interest in Standard Chartered PLC's issued share capital by virtue of its 100% ownership of Glen Holdings (Private) Limited. On 28 May 2004, this notifiable interest comprised 4.95% of the Company's issued share capital.

On 28 May 2004, Goodwood Park Hotel Limited also had a notifiable interest in 0.0044% of Standard Chartered PLC's issued share capital through shares held directly.

The Company has now received further notification relating to the notifiable interests of Glen Holdings (Private) Limited and of Goodwood Park Hotel Limited ("GPHL") in the Company's shares.

On 27 October 2004, the Company was formally notified that, following the distribution in specie of Standard Chartered PLC shares by the liquidators of Central Properties Limited on 26 October 2004:

a. Glen Holdings (Private) Limited had a notifiable interest in 60,762,549 shares of Standard Chartered PLC (5.16% of the Company's issued share capital).
b. GPHL had a notifiable interest in 64,180,841 shares of Standard Chartered PLC (5.45% of the Company's issued share capital) being:

    i. by virtue of GPHL's 100% ownership of Glen Holdings (Private) Limited;
    ii. 1,080,193 shares of Standard Chartered PLC held by York Hotel Private Limited ("York") (0.09% of the Company's issued share capital) by virtue of GPHL's shareholding in York; and
    iii. 2,338,099 shares of Standard Chartered PLC held by and on behalf of GPHL (0.20% of the Company's issued share capital).

The Company anticipates further announcements in due course regarding the estate of Tan Sri Khoo Teck Puat.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Proposed Acquisition
Released	09:26 26-Oct-04
Number	4690E

Standard Chartered agrees transfer of project finance business from ANZ

Standard Chartered Bank and Australia and New Zealand Banking Group Limited today announced that they have signed a Memorandum of Understanding for the transfer of the majority of ANZ's London-headquartered Project Finance business to Standard Chartered.

The business operates in the Middle East, South Asia, Africa, Europe and the Americas, and will see loans and commitments of approximately US$1.5 billion transferred to Standard Chartered.

The move will accelerate the growth of Standard Chartered's own project finance business, strengthening its capability to serve its wholesale banking customers in Asia, Africa and the Middle East.

The sale remains subject to due diligence and other standard conditions and is expected to be completed by December 2004.

For further details please contact:

Paul Marriage, Head of Corporate Communications: tel: +44-20-72807163

paul.marriage@uk.standardchartered.com

Ben Hung, Head of Investor Relations: tel: +44-20-72807245

ben.hung@uk.standardchartered.com

Note to Editors

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	15:13 14-Oct-04
Number	0968E

STANDARD CHARTERED PLC and PT ASTRA INTERNATIONAL Tbk ACQUIRE CONTROLLING INTEREST IN INDONESIA'S BANK PERMATA

The consortium of Standard Chartered PLC and PT Astra International Tbk (Astra) has today, 14 October 2004, signed a sale and purchase agreement to acquire a controlling interest of 51% in PT Bank Permata Tbk (Bank Permata) from the Indonesian Government's State-owned Asset Management Company, PT Perusahaan Pengelola Aset ("PPA").

Bank Permata is one of the largest banks in Indonesia by assets and branches. It has 310 branches, a million customers and assets of US$3.3 billion.

It is the final auction of a majority stake in an Indonesian bank by the Indonesian Government.

The Standard Chartered and Astra consortium is constituted under the terms of an agreement, which results in both Standard Chartered and Astra now owning a 25.5% stake each in Bank Permata. The 25.5% stake of Standard Chartered will cost Indonesian Rupiah 1,388,071,468,330 (approximately US$152.28m based on current exchange rate).

The acquisition is expected to be completed during November 2004, and will be financed from existing cash resources.

-

Notes to Editors

Astra was founded in 1957 as a trading company based in Jakarta, Indonesia, and was initially involved in agriculture. It has since expanded its businesses to be one of the largest diversified companies in Indonesia with six business divisions including automotive, retail financial services, agribusiness, heavy equipment, information technology and infrastructure. Astra became a publicly listed company on 4 April 1990 when it listed its shares on the Jakarta Stock Exchange and the Surabaya Stock Exchange. Astra's current market capitalisation is approximately US$3.4 billion and employs over 95,000 people throughout Indonesia.

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability. In Indonesia, Standard Chartered is one of the largest and oldest international banks. Established in 1863, Standard Chartered today has 12 branches and offices in 5 major cities with 1,000 staff serving over 100,000 customers across Indonesia. Standard Chartered is also the largest foreign provider of trade and treasury facilities to Indonesian banks. It continued to provide these facilities through the height of Indonesia's political and economic crisis in 1998.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

For further information, please contact:

Paul Marriage, Head of Corporate Communications

Tel: (44) 20 72807163 Paul.Marriage@uk.standardchartered.com

Wong Ai-kwei, Regional Head Corporate Affairs, SE Asia

Tel: (65) 65303450; Wong.ai-kwei@sg.standardchartered.com

Regina Seow, Senior Manager Corporate Affairs

Tel: (65) 65303488; Regina.Seow@sg.standardchartered.com

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	13:19 08-Oct-04
Number	8887D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
BRYAN SANDERSON

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
BARCLAYS SHARE NOMINEES LIMITED

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

) Number of shares/amount of stock acquired:
727

) Percentage of issued class:
0.000062

) Number of shares/amount of stock disposed:
N/A

0) Percentage of issued class:
N/A

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
954.6p

3) Date of transaction:
8 OCTOBER 2004

4) Date company informed:
8 OCTOBER 2004

5) Total holding following this notification:
75,148

6) Total percentage holding of issued class following this notification
0.00638

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
CYNTHIA MCGIBBON 020 7280 7483

25) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: .... 8 OCTOBER 2004

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	13:14 08-Oct-04
Number	8882D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
RICHARD MEDDINGS

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
RICHARD MEDDINGS

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

) Number of shares/amount of stock acquired:
20

) Percentage of issued class:
0.000002

) Number of shares/amount of stock disposed:
N/A

0) Percentage of issued class:
N/A

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
954.6p

3) Date of transaction:
8 OCTOBER 2004

4) Date company informed:
8 OCTOBER 2004

5) Total holding following this notification:
2,066

6) Total percentage holding of issued class following this notification
0.00018

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
CYNTHIA MCGIBBON 020 7280 7483

5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: .... 8 OCTOBER 2004

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	13:08 08-Oct-04
Number	8879D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
RUTH MARKLAND

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
RUTH MARKLAND

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

) Number of shares/amount of stock acquired:
19

) Percentage of issued class:
0.000002

) Number of shares/amount of stock disposed:
N/A

ↄ) Percentage of issued class:
N/A

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

ↄ) Price per share:
954.6p

3) Date of transaction:
8 OCTOBER 2004

4) Date company informed:
8 OCTOBER 2004

5) Total holding following this notification:
2,019

6) Total percentage holding of issued class following this notification
0.00017

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
CYNTHIA MCGIBBON 020 7280 7483

25) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: .... 8 OCTOBER 2004

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	13:07 08-Oct-04
Number	8877D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
RUDY MARKHAM

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
RUDY MARKHAM

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

) Number of shares/amount of stock acquired:
22

) Percentage of issued class:
0.000002

) Number of shares/amount of stock disposed:
N/A

0) Percentage of issued class:
N/A

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
954.6p

3) Date of transaction:
8 OCTOBER 2004

4) Date company informed:
8 OCTOBER 2004

5) Total holding following this notification:
2,232

6) Total percentage holding of issued class following this notification
0.00019

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
CYNTHIA MCGIBBON 020 7280 7483

5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: .... 8 OCTOBER 2004

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:58 08-Oct-04
Number	8873D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
PETER SANDS

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
PETER SANDS

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

) Number of shares/amount of stock acquired:
22

) Percentage of issued class:
0.000002

) Number of shares/amount of stock disposed:
N/A

)) Percentage of issued class:
N/A

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
954.6p

3) Date of transaction:
8 OCTOBER 2004

4) Date company informed:
8 OCTOBER 2004

5) Total holding following this notification:
2,181

6) Total percentage holding of issued class following this notification
0.00019

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
CYNTHIA MCGIBBON 020 7280 7483

25) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: .... 8 OCTOBER 2004

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:54 08-Oct-04
Number	8870D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
HO KWON PING

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HO KWON PING

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

) Number of shares/amount of stock acquired:
23

) Percentage of issued class:
0.000002

) Number of shares/amount of stock disposed:
N/A

)) Percentage of issued class:
N/A

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
954.6p

3) Date of transaction:
8 OCTOBER 2004

4) Date company informed:
8 OCTOBER 2004

5) Total holding following this notification:
2,375

6) Total percentage holding of issued class following this notification
0.0002

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
CYNTHIA MCGIBBON 020 7280 7483

25) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: .... 8 OCTOBER 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:47 08-Oct-04
Number	8868D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

) Name of company:
STANDARD CHARTERED PLC

) Name of director:
PAUL SKINNER

) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
IN RESPECT OF THE DIRECTOR NAMED IN (2)

) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
PAUL SKINNER

) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
RELATES TO THE DIRECTOR NAMED IN (2)

) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
SHARE DIVIDEND ELECTION

) Number of shares/amount of stock acquired:
29

) Percentage of issued class:
0.000002

) Number of shares/amount of stock disposed:
N/A

ↄ) Percentage of issued class:
N/A

1) Class of security:
ORDINARY SHARES OF USD0.50 EACH FULLY PAID

2) Price per share:
954.6p

3) Date of transaction:
8 OCTOBER 2004

4) Date company informed:
8 OCTOBER 2004

5) Total holding following this notification:
3,029

6) Total percentage holding of issued class following this notification
0.00026

If a director has been granted options by the company please complete the following boxes

7) Date of grant:
N/A

8) Period during which or date on which exercisable:
N/A

9) Total amount paid (if any) for grant of the option:
N/A

0) Description of shares or debentures involved: class, number:
N/A

1) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

2) Total number of shares or debentures over which options held following this notification:
N/A

3) Any additional information:
NONE

4) Name of contact and telephone number for queries:
CYNTHIA MCGIBBON 020 7280 7483

5) Name and signature of authorised company official responsible for making this notification:
TERRY SKIPPEN

Date of Notification: .... 8 OCTOBER 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding in Company
Released	13:08 04-Oct-04
Number	6601D

NOTIFICATION OF MAJOR INTEREST IN SHARES

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 4 October 2004 that Prudential plc and all of its subsidiary companies no longer have a notifiable interest in the issued share capital of the Company.

If you require further information please contact Terry Skippen, Assistant Group Secretary, on 020 7280 7109.

....
T Skippen
Assistant Group Secretary
4 October 2004

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Wholesale Bank Presentation
Released	07:00 21-Sep-04
Number	1489D

Wholesale Bank investor presentation

21 September 2004

Standard Chartered PLC will be hosting a presentation with investors and analysts on its Wholesale Banking business. The presentation will be webcast live and all presentation materials will be made available at the Group's website at www.standardchartered.com.

For further information, please contact:

Ben Hung, Head of Investor Relations	(44) 207 280 7245
Betty Ku, Head of Investor Relations, Asia Pacific	(852) 2821 1310

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	11:55 07-Sep-04
Number	6894C

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**	2. Name of shareholder having a major interest **THE CAPITAL GROUP COMPANIES, INC**
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **THE SHAREHOLDER NAMED IN 2 AND ITS FOUR AFFILIATES, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC., CAPITAL INTERNATIONAL LIMITED AND CAPITAL GUARDIAN TRUST COMPANY**	4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LIST**

5. Number of shares/amounts of stock acquired -	6. Percentage of issued class -	7. Number of shares/ amounts of stock disposed **6,998,783**	8.Percentage of issued class **0.59%**

9. Class of security **ORDINARY SHARES OF USD0.50 EACH**	10. Date of transaction **1 SEPTEMBER 2004**	11. Date company informed **2 SEPTEMBER 2004**
12. Total holding following this notification **46,799,454**	13. Total percentage holding of issued class following this notification **3.97%**	

14. Any additional information **N/A**	15. Name of contact and telephone number for queries **SHARON O'DONOVAN 020 7280 7110**
16. Name and signature of authorised company official responsible for making this notification .... **JULIE BAMFORD** **DEPUTY GROUP SECRETARY**	

Date of notification: **7 SEPTEMBER 2004**

The Capital Group Companies, Inc

Capital International S.A.

Registered Holders	Shares
State Street Nominees Limited	8,600
Bank of New York Nominees	22,200
Chase Nominees Limited	1,337,776
Midland Bank plc	221,884
Barclays Bank	237,500
Pictet & Cie, Geneva	15,500
Citibank London	10,800
Brown Bros.	42,900
Nortrust Nominees	7,300
Morgan Stanley	18,000
Royal Bank of Scotland	76,100
JP Morgan	868,218
State Street Bank & Trust Co.	62,200
National Westminster Bank	43,200
Lloyds Bank	47,400
RBSTB Nominees Limited	27,300
Citibank NA	16,800
Deutsche Bank AG	10,000
HSBC Bank PLC	154,131
	3,227,809

Capital International, Inc

Registered Holders	Shares
State Street Nominees Limited	1,517,909
Bank of New York Nominees	376,357
Northern Trust	15,500
Chase Nominees Limited	1,259,620
Midland Bank plc	103,600
Bankers Trust	13,400
Citibank London	38,600
Brown Bros	57,700
Nortrust Nominees	471,000
Royal Bank of Scotland	154,900
State Street Bank & Trust Co.	250,915
Citibank	11,300
RBSTB Nominees Limited	26,000
Citibank NA	161,397
HSBC Bank PLC	136,030
JP Morgan Chase Bank	168,600
	4,762,828

Capital International Limited

Registered Holders	Shares
State Street Nominees Limited	404,519
Bank of New York Nominees	2,526,294

Northern Trust	381,901
Chase Nominees Limited	1,489,977
Midland Bank plc	76,200
Bankers Trust	165,300
Barclays Bank	26,200
Citibank London	546,400
Morgan Guaranty	83,200
Nortrust Nominees	1,473,420
Royal Bank of Scotland	292,700
State Street Bank & Trust Co	307,600
Citibank NA	30,600
Deutsche Bank AG	624,800
HSBC Bank plc	327,700
Mellon Bank NA	38,293
KAS UK	56,100
Mellon Nominees (UK) Limited	177,600
Bank One London	51,600
Clydesdale Bank plc	48,100
JP Morgan Chase Bank	15,100
	9,143,604

Capital Guardian Trust Company

Registered Holders	Shares
State Street Nominees Limited	4,862,300
Bank of New York Nominees	868,858
Northern Trust	207,762
Chase Nominees Limited	13,077,983
BT Globenet Nominees Limited	413,998
Midland Bank plc	3,745,950
Cede & Co.	2,800
Bankers Trust	1,330,500
Barclays Bank	170,100
Citibank London	19,600
Nortrust Nominees	3,731,662
Royal Bank of Scotland	42,600
MSS Nominees Limited	34,300
Citibank	5,400
RBSTB Nominees Ltd.	1,700
Citibank NA	28,600
Deutsche Bank AG	2,200
HSBC Bank plc	100
Mellon Bank NA	83,900
ROY Nominees Limited	26,200
Mellon Nominees (UK) Limited	883,000
HSBC	26,400
JP Morgan Chase Bank	99,300
	29,665,213

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	09:18 27-Aug-04
Number	3731C

Press Release

Standard Chartered PLC - Completion of Acquisition

On 28 June 2004, Standard Chartered PLC announced that its 100 per cent owned subsidiary Standard Chartered Links (HK) Lim
to acquire Advantage Limited, the parent of PrimeCredit Limited, allowing Standard Chartered to enter the growing consumer
Standard Chartered PLC announced today that the acquisition of Advantage Limited and PrimeCredit Limited has been complete

NOTES TO EDITORS:

Standard Chartered PLC - Leading the way in Asia, Africa and the Middle East.

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South
Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team com

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 2
market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages
management services to individuals and small to medium sized enterprises.
Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, c
debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank comb
with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

For further information, please contact:

Paul Marriage, Head of Corporate Communications, or Caoimhe Buckley, Media Relations Manager
+44 20 7280 7163/6170

paul.marriage@uk.standardchartered.com

Ben Hung
Head of Investor Relations
+44 20 7280 7245

ben.hung@uk.standardchartered.com

Lavina Chan
Senior Corporate Affairs Manager
+852 2820 3075

lavina.chan@hk.standardchartered.com

Betty Ku
Head of Investor Relations, Asia Pacific
+852 2821 1310
betty.ku@hk.standardchartered.com

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	2004 Interim Dividend
Released	11:46 20-Aug-04
Number	1711C

Copies of the Standard Chartered PLC 2004 Interim Dividend have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

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FILE NUMBER 82-5188

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 966425

Company Name in full Standard Chartered PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	01	2005
† Date of Birth	14	05	1950

Appointment as director: X

as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title:

* Honours etc:

Forename(s): Valerie Frances

Surname: Gooding

Previous forename(s):

Previous surname(s):

Usual residential address: La Pineta, East Road

Post town: Weybridge

Postcode: KT13 OLE

County / Region: Surrey

Country: United Kingdom

† Nationality: British

† Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature X V. Gooding

Date 31.12.04

* Voluntary details.

† Directors only.

** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]

Date 05.01.04

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,

1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB

Tel 020 7280 7169

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

directors only.

Company Number 966425

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

EPRINT 2000

complete in typescript, bold black capitals.

010

List of other directorships
Schedule to form 288a

Company Number 966425

Company Name in full Standard Chartered PLC

Name Valerie Frances Gooding

Company Name	Resignation
BAA PLC	31/07/2004
British United Provident Association Limited (The)	
BUPA Health Assurance Limited	
BUPA Insurance Limited	
Compass Group Foundation	
Compass Group Holdings Public Limited Company	25/06/2001
Compass Group PLC	
Granada Limited	01/02/2001
NTL (CWC) Limited	30/05/2000

FILE NUMBER 82-5188

File — Sir CK Chow file.

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 07 Month 03 Year 2005

Name * Style / Title: Sir | * Honours etc:

Forename(s): Chung Kong

Surname: Chow

† Date of Birth: Day 09 Month 09 Year 1950

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Flat A, 26 F

Post town: Century Tower One

County / Region: No.1 Tregunter Path | Postcode:

Country: Hong Kong

Oth... Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed J. Bamford | **Date** 15 March 2005

(**~~director~~/ Deputy secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE NUMBER 82-5188

FILE

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Changes of particulars form

Complete in all cases — Date of change of particulars: Day 23 Month 03 Year 2005

Name	* Style / Title	MR
	* Honours etc	
	Forename(s)	Richard Henry
	Surname	Meddings
	† Date of Birth (Day Month Year)	12 03 1958
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		SLIP MILL, SLIP MILL LANE, HAWKHURST
	Post town	CRANBROOK
	County / Region	KENT
	Postcode	TN18 5AB
	Country	United Kingdom
Other Change	(please specify)	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 23 March 2005

Assistant Group

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

FILE NUMBER 82-5188

BLUEPRINT 2000

353

Register of members

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

The register of members is kept at;

NOTE:

The register **MUST** be kept at an address in the country of incorporation.

This notice is not required where the register has, at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office.

Address: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road

Post town: Bristol

County / Region:

Postcode: BS99 7NH

Signed [signature] **Date** 10/05/05

† Please delete as appropriate.

† a ~~director~~ / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC, 1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB

Tel 020 7280 7169

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE NUMBER 82-5188

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 966425

Company Name in full Standard Chartered PLC

Date of this return

The information in this return is made up to

Day	Month	Year
1 0	0 4	2 0 0 5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

1 ALDERMANBURY SQUARE

*Any change of registered office **must** be notified on form 287.*

Post town LONDON

County / Region

UK Postcode EC2V 7SB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6523

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company No 966425

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road

Post town: Bristol

County / Region:

UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): David John

Surname: Brimacombe

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. [ ]

Address ††: Edlins, Aston Upthorpe, Near Didcot

Post town:

County / Region: Oxfordshire

UK Postcode: OX11 9EF

Country:

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Sir
Date of birth (Day Month Year)	09 09 1950
Forename(s)	Chung Kong
Surname	Chow
Address ††	Flat A, 26 F
Post town	Century Tower One
County / Region	No.1 Tregunter Path
UK Postcode	
Country	Hong Kong
Nationality	British
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	21 11 1952
Forename(s)	Evan Mervyn
Surname	Davies
Address ††	1 Drayton Gardens
Post town	
County / Region	London
UK Postcode	SW10 9RY
Country	
Nationality	British
Business occupation	Director

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	16 04 1956
Forename(s)	Michael Bernard
Surname	DeNoma
Address †† [ ]	33 Beechwood Grove
Post town	
County / Region	
UK Postcode	
Country	Singapore 738102
Nationality	American
Business occupation	Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	04 11 1950
Forename(s)	James Frederick Trevor
Surname	Dundas
Address †† [ ]	16 Norland Square
Post town	London
County / Region	
UK Postcode	W11 4PX
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	14 05 1950
Forename(s)	Valerie Frances
Surname	Gooding
Address ††	La Pineta, East Road
Post town	Weybridge
County / Region	Surrey
UK Postcode	KT13 0LE
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	24 08 1952
Forename(s)	KwonPing
Surname	Ho
Address ††	36 King Albert Park
Post town	
County / Region	
UK Postcode	
Country	Singapore 598320
Nationality	Singaporean
Business occupation	Company Director/Executive Chairman

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	01 10 1948
Forename(s)	Christopher Avedis
Surname	Keljik
Address †† [ ]	62A Flood Street
Post town	London
County / Region	
UK Postcode	SW3 5TE
Country	
Nationality	British
Business occupation	Banker

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	13 03 1946
Forename(s)	Rudolph Harold Peter
Surname	Markham
Address †† [X]	Unilever House, Blackfriars
Post town	London
County / Region	
UK Postcode	EC4P 4BQ
Country	UK
Nationality	British
Business occupation	Director

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	07 02 1953
Forename(s)	Ruth
Surname	Markland
Address †† ☐	Flat 4, 31/32 Ennismore Gardens
Post town	London
County / Region	
UK Postcode	SW7 1AE
Country	UK
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	MR
Date of birth (Day Month Year)	12 03 1958
Forename(s)	Richard Henry
Surname	Meddings
Address †† ☐	SLIP MILL, SLIP MILL LANE, HAWKHURST
Post town	CRANBROOK
County / Region	KENT
UK Postcode	TN18 5AB
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

* Style / Title	Mr
Date of birth (Day Month Year)	22 04 1950
Forename(s)	Kaikhushru Shiavax
Surname	Nargolwala
Address †† ☐	11 White House Park
Post town	
County / Region	
UK Postcode	
Country	Singapore 257630
Nationality	British
Business occupation	Banker

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

* Style / Title	Mr
Date of birth (Day Month Year)	23 06 1936
Forename(s)	Hugh Edward
Surname	Norton
Address †† ☐	Issues Mill, Silver Street
Post town	Chew Magna
County / Region	Bristol
UK Postcode	BS40 8RE
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	14 10 1940
Forename(s)	Bryan Kaye
Surname	Sanderson
Address ††	40 Netherhall Gardens, Hampstead
Post town	London
County / Region	
UK Postcode	NW3 5TP
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	08 01 1962
Forename(s)	Peter Alexander
Surname	Sands
Address ††	14 Highbury Terrace
Post town	London
County / Region	
UK Postcode	N5 1UP
Country	
Nationality	British
Business occupation	Finance Director

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	24 12 1944
Forename(s)	Paul David
Surname	Skinner
Address †† ☐	11 Babmaes Street
Post town	London
County / Region	
UK Postcode	SW1Y 6HD
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	22 12 1941
Forename(s)	Oliver Henry James
Surname	Stocken
Address †† ☐	25c Marryat Road
Post town	London
County / Region	
UK Postcode	SW19 5BB
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
7 3/8 Non Cumulative Pref. Shares of £1 each	96,035,000	96,035,000.00
8 1/4 Non Cumulative Pref. Shares of £1 each	99,250,000	99,250,000.00
Non Cumulative Pref. Shares of US$5 each	328,388	1,641,940.00
Ordinary Shares of US$0.50 each fully paid	1,297,065,150	648,532,575.00
Totals	1,492,678,538	845,459,515.00

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 10/05/05

† a ~~director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes — continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON,
EC2V 7SB Tel 020 7280 6119

DX number DX exchange

coform

FILE NUMBER 82-5188

G

CHFP010.

Please do not write in this margin

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies **(address overleaf)**

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in space below. For Inland Revenue use only.

For official use	Company Number
	966425

Name of company

* Insert full name of company

* Standard Chartered PLC

NOTE:

This return must be delivered to the registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares			
Number of shares purchased	3000		
Nominal value of each share	US$5.00		
Date(s) on which the shares were delivered to the company	22/02/2005		
Maximum prices paid for each share §	£572.78		
Minimum prices paid for each share §	£572.78		

§A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£	1,718,346.63
Stamp duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£	8,595.00

TR | P05 17/3/05

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Assistant Group Secretary Date 17 March 2005

Presentor's name, address and reference (if any):

Standard Chartered PLC
Group Secretary's Office
1 Aldermanbury Square
London EC2V 7SB

For official use General Section	Post room

FILE NUMBER 82-5188

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 25 Month: 08 Year: 2005

Name * Style / Title: Mr * Honours etc:

Forename(s): Hugh Edward

Surname: Norton

† Date of Birth — Day: 23 Month: 06 Year: 1936

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Manor Farm, Caple Lane

Post town: Chew Stoke

County / Region: Bristol Postcode: BS40 8YE

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 31 August 2005

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB

Tel 020 7280 7169

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

FILE NUMBER 82-5188

No. 966425

THE COMPANIES ACTS

PUBLIC COMPANY LIMITED BY SHARES

Memorandum

AND

Articles of Association

OF

STANDARD CHARTERED PLC

6 May 1993
Amended 3 December 1993
Amended 5 May 1994
Amended 9 May 1996
Amended 8 May 1997
Amended 11 May 2000
Amended 18 January 2001
Amended 3 May 2001
Amended 2 May 2002
Amended 8 May 2003
Amended 5 May 2005

THE COMPANIES ACTS 1948 TO 1980

PUBLIC COMPANY LIMITED BY SHARES
Memorandum of Association
of
STANDARD CHARTERED PLC

1. The name of the Company is "STANDARD CHARTERED PLC".

2. The Company is to be a public company.

3. The registered office of the Company will be situate in England.

4. The objects for which the Company is established are:

(1) To carry on in all parts of the world the business of banking in all its aspects and to transact and do all matters and things incidental thereto, or which may at any time hereafter, at any place where the Company carries on business, be usual in connection with the business of banking or dealing in money or securities for money.

(2) To acquire the whole of the issued share capitals of The Standard Bank Limited and The Chartered Bank and to acquire and hold any shares, stocks, funds, debentures, debenture stocks, bonds, securities, obligations and other investments, rights and interests of all kinds of or in any company or companies, and co-ordinate, finance and manage all or any part of the businesses and operations of any such companies.

(3) To receive moneys on deposit, current account or otherwise, with or without allowance of interest, and otherwise to borrow, raise or take up money and to lend or advance money or grant or provide credit or financial accommodation, with or without security, to such persons and on such terms as may be deemed expedient.

(4) To issue letters of credit, circular notes, certificates of deposit, bank notes, bills, drafts and other instruments and securities, whether to bearer to otherwise, and whether providing for the payment of money or the delivery of bullion or otherwise, and to make the same or any of them assignable free from equities.

(5) To draw, make, accept, endorse, discount, negotiate, execute and issue bills of exchange, promissory notes and other negotiable or transferable instruments.

(6) To discount, buy, sell, broke and deal in securities and investments of all kinds, bills of sale, bills of lading, coupons, drafts, warrants, debentures, scrip and other instruments and securities whether transferable or negotiable or otherwise and to buy, sell, broke and deal in bullion and specie, to underwrite, subscribe for, guarantee the subscription of, purchase or otherwise acquire and sell, dispose of, issue on commission and deal in shares, stocks, funds, debentures, debenture stocks, bonds, securities, obligations and other investments, rights and interests of all kinds, to negotiate loans and advances, to effect credit guarantees or

credit insurance, and to receive money, securities, title deeds, and other valuables on deposit or for safe custody or otherwise and to collect and transmit moneys or securities.

(7) To act as investment and financial advisers and generally to carry on and transact every kind or banking, mercantile, broking, financial, guarantee or agency business.

(8) To aid any government or state, of any municipal or other body politic or corporate, or company, or association, or individuals with capital credit, means or resources for the prosecution of any works, undertakings, projects or enterprises.

(9) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with any of the foregoing objects, or calculated directly or indirectly to enhance the value of or render more profitable any of the Company's property or rights and to carry on any other business which may be carried on by or be within the objects of any company for the time being a subsidiary of the Company as that expression is defined by section 154 of the Companies Act 1948.

(10) To act as and undertake the duties of any executor or administrator of estates, trustee of wills and settlements and trust deeds or other instruments constituting debentures, debenture stocks, bonds and other securities, and to act as and undertake the duties of a custodian trustee, a trustee for charitable or other institutions, a trustee for pension, benevolent or other funds, and as manager or director of businesses or companies whether limited or unlimited, and generally to act in a fiduciary capacity of any sort including the undertaking of all duties normally undertaken by a trust corporation and either with or without remuneration.

(11) To acquire for any estate or interest and to take options over, construct and develop any property, real or personal, or rights of any kind which may appear to be necessary or convenient for any business of the Company including shares and other interests in any company and to sell, improve, manage, develop, exchange, lease, mortgage, dispose of, turn to account or otherwise deal with any such properties or rights.

(12) To enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise that may seem conducive to the Company's objects, or any of them, and to obtain from any such government or authority any rights, privileges, and concessions which the Company may think it desirable to obtain, and to carry out, exercise, and comply with any such arrangements.

(13) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee the payment of any principal moneys, premiums, interest and other moneys secured by or payable under any obligations or securities and the payment of dividends and premiums on, and the repayment of the capital of, stocks and shares of all kinds and descriptions.

(14) To invest any moneys of the Company not immediately required for the purpose of the business of the Company in such investments and in such manner as may from time to time be determined, and to hold, sell or otherwise deal with such investments.

(15) To amalgamate with or enter into partnership or any joint purse or profit-sharing arrangement with, or to co-operate or participate in any way with, or assist or subsidise any company or person carrying on or proposing to carry on any business or activity within the objects of the Company.

(16) To borrow and raise money and secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company or by the creation and issue of debentures, debenture stock or other obligations or securities of any description and whether with or without the Company receiving any consideration to guarantee, support or secure whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by trust deed or jointly with any other person, firm or company the performance of the obligations and the payment of the capital or principal of and dividends or interest and premiums on any securities undertaken or issued by any person, firm or company.

(17) To sell, exchange, mortgage, let on rent, share or profit, royalty or otherwise, grant licenses, easements, options, servitude's and other rights over and in any other manner deal with or dispose of the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for stocks, shares, debentures, or other obligations or securities, whether fully or partly paid up, of any other company.

(18) To obtain or acquire by application, purchase, license or otherwise, and to exercise and use and grant licenses to others to exercise and use patent rights, brevets d'invention, concessions or protection in any part of the world for any invention, mechanism or process, secret or otherwise, and to disclaim, alter or modify such patent rights or protection, and also to acquire, use and register trade marks, trade names, registered or other designs, rights of copyright or other rights or privileges in relation to any business for the time being carried on by the Company.

(19) To give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscription of, or otherwise assisting in the issue of, any shares, debentures or other securities of the Company or in or about the formation of the Company or the conduct of its business.

(20) To establish or promote, or concur or participate in establishing or promoting any company the establishment or promotion of which shall be considered desirable in the interests of the Company and to subscribe for, underwrite, purchase or otherwise acquire the shares, stocks and securities of any such company.

(21) To procure the registration, recognition or incorporation of the Company in or under the laws of any place outside England and to make any investments or deposits and to comply with any conditions necessary or expedient in order to enable the Company to carry on business in any country, state or place abroad and to establish or guarantee local companies or branch offices constituted or regulated under or by local laws for the purpose of carrying on any business or activity within the objects of the Company.

(22) To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object, or for any exhibition, or for any purpose which may be considered likely directly or indirectly to further the objects of the Company or the interests of its Members.

(23) To grant annuities, pensions or gratuities to or to make payments for or towards the insurance of any officers or employees or former officers or former employees of the Company, or of its predecessors in business or of its holding company or subsidiary companies (if any), or to the relations, connections or dependants of any such persons, and to establish or support any associations, institutions, clubs, building and housing schemes, funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or its Members.

(24) To act as secretaries, managers, registrars or transfer agents and to keep for any company, Government authority, or body, any register relating to any stocks, funds, shares, or securities, and to undertake any duties in relation to the registration of transfers, the issue of certificates, or otherwise.

(25) To distribute any of the property of the Company among its members in specie or kind.

(26) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(27) To do all such other things as may be considered incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that the word 'company' in this clause, except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere, and that the objects specified in the different paragraphs of this clause shall not except where the context expressly so requires, be in anywise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

5. The liability of the Members is limited.

6. The share capital of the Company is £7 divided into 7 shares of £1 each and the Company has the power to divide the capital or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

NOTE

By Special Resolution passed on 30th January 1970 the share capital of the Company was increased to £60,000,000 divided into 60,000,000 shares of £1 each.

By Ordinary Resolution passed on 8th January 1974 the share capital of the Company was increased to £70,000,000 divided into 70,000,000 shares of £1 each.

By Ordinary Resolution passed on 10th August 1976 the share capital of the Company was increased to £100,000,000 divided into 100,000,000 shares of £1 each.

By Ordinary Resolution passed on 7th June 1979 the share capital of the Company was increased to £120,000,000 divided into 120,000,000 shares of £1 each.

By Ordinary Resolution passed on 13th May 1982 the share capital of the Company was increased to £150,000,000 divided into 150,000,000 shares of £1 each.

By Ordinary Resolution passed on 18th April 1983 the share capital of the Company was increased to £190,000,000 divided into 190,000,000 shares of £1 each.

By Ordinary Resolution passed on 12th May 1988 the share capital of the Company was increased to £250,000,000 divided into 250,000,000 shares of £1 each.

By Ordinary Resolution passed on 11th October 1988 the share capital of the Company was increased to £300,000,000 divided into 300,000,000 shares of £1 each.

By Special Resolution passed on 10th May 1990 the share capital of the Company was increased by the creation of 12,000,000 non-cumulative preference shares of US$5.00 each.

By Special Resolution passed on 3rd December 1993 the share capital of the Company was increased by the creation of 300,000,000 non-cumulative preference shares of £1 each.

By Ordinary Resolution passed on 5th May 1994 the 300,000,000 ordinary shares of £1 each in the capital of the Company were sub-divided into 1,200,000,000 ordinary shares of 25p each.

By Ordinary Resolution passed on 9th May 1996 the share capital of the Company was increased by the creation of 200,000,000 non-cumulative preference shares of £1 each.

By Ordinary Resolution passed on 6th May 1999 the share capital of the Company was increased by the creation of 228,000,000 ordinary shares of 25p each.

By Ordinary Resolution passed on 11th May 2000 the share capital of the Company was increased by the creation of 75,000,000 ordinary shares of 25p each and 1,000,000 non-cumulative preference shares of €1,000 each.

By special resolution passed on 11th May 2000 and with the sanction of an Order of the High Court of Justice dated 17 January 2001, which was filed with the Registrar of Companies and effective from 18 January 2001, the share capital of the Company was reduced by the cancellation of 1,503,000,000 ordinary shares of 25p each. The special resolution contained a provision to take effect upon the reduction of capital that the share capital of the Company be increased by the creation of 1,503,000,000 ordinary shares of US$0.50 each.

By Ordinary Resolution passed on 3 May 2001 the share capital of the Company was increased by the creation of 1,129,000,000 ordinary shares of US$0.50 each and 288,000,000 preference shares of US$5 each.

WE, the several persons whose names and addresses are subscribed are desirous of being formed into a Company, in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
Peter Marriage 35 Basinghall Street London EC2 Solicitor	(A) ONE
G B Inglis 35 Basinghall Street London EC2 Solicitor	(B) ONE
R C Harvey 35 Basinghall Street London EC2 Solicitor	(C) ONE

K E Wright 35 Basinghall Street London EC2 Solicitor	(D)	ONE
S R Ward 35 Basinghall Street London EC2 Solicitor	(E)	ONE
Nicholas Wilson 35 Basinghall Street London EC2 Solicitor	(F)	ONE
John Tapner 35 Basinghall Street London EC2 Solicitor	(G)	ONE

DATED the 12th day of November 1969
WITNESS to the above signatures:
G P Balfour
35 Basinghall Street
London EC2
Solicitor

ARTICLES OF ASSOCIATION

CONTENTS

Section	Title
26	Sums due on allotment treated as calls
27	Power to differentiate
28	Payment of calls in advance
29	Notice if call or instalment not paid
30	Form of notice
31	Forfeiture if non-compliance with notice
32	Notice after forfeiture
33	Sale of forfeited shares
34	Arrears to be paid notwithstanding forfeiture
35	Statutory declaration as for forfeiture
36	Suspension of rights where non-disclosure of interest
37	Transfer
38	Execution of transfer
39	Right to decline registration of partly paid shares
40	Other rights to decline registration
41	No fee for registration
42	Power to stop sending notices to untraced shareholders
43	Power of sale of shares held by untraced shareholders
44	Transmission on death
45	Entry of transmission in register
46	Election of person entitled by transmission
47	Rights of person entitle by transmission
48	Increase, consolidation, subdivision and cancellation
49	Fractions
50	Reduction of capital
51	Extraordinary general meetings
52	Annual general meetings
53	Calling of extraordinary general meetings
54	Separate general meetings
55	Length of notice
56	Omission or non-receipt of notice
57	Postponement of general meetings
58	Quorum
59	Procedure if quorum not present
60	Security arrangements
61	Chairman of general meeting
62	Orderly conduct
63	Entitlement to attend and speak
64	Adjournments
65	Notice of adjournment
66	Amendments to resolutions

Section	Title
67	Amendments ruled out of order
68	Votes of members
69	Method of voting
70	Votes not be counted
71	Procedure if poll demanded
72	When poll to be taken
73	Continuance of other business after poll demand
74	Votes on a poll
75	Casting vote of chairman
76	Votes of joint holders
77	Voting on behalf of incapable member
78	No right to vote where sums overdue on shares
79	Objections or errors in voting
80	Appointment of proxies
81	Receipt of proxies
82	Maximum validity of proxy
83	Form of proxy
84	Cancellation of proxy's authority
85	Counting of proxies and poll votes at branch registers
86	Number of directors
87	Age of directors
88	Directors' shareholding qualification
89	Power of company to elect directors
90	Power of board to appoint directors
91	Number to retire by rotation
92	Identity of directors to retire
93	Filling vacancies
94	Power of removal by special resolution
95	Persons eligible as directors
96	Position of retiring directors
97	Vacation of office by directors
98	Alternate directors
99	Executive directors
100	Directors' fees
101	Additional remuneration
102	Expenses
103	Pensions and gratuities for directors
104	Permitted interests and voting
105	General powers of company vested in board
106	Borrowing powers
107	Delegation to committees

Section	Title
108	Delegation to individual directors
109	Agents
110	Official seals
111	Registers
112	Provision for employees
113	Board meetings
114	Notice of board meetings
115	Quorum
116	Directors below minimum though vacancies
117	Appointment of chairman
118	Competence of meetings
119	Voting
120	Participation in meetings by telephone
121	Resolution in writing
122	Validity of acts of board or committee
123	Appointment and removal of the Secretary
124	Use of seals
125	Declaration of dividends by company
126	Payment of interim and fixed dividends by board
127	Calculation and currency of dividends
128	Amounts due on shares may be deducted from dividends
129	No interest on dividends
130	Payment procedure
131	Uncashed dividends
132	Forfeiture of unclaimed dividends
133	Dividends not in cash
134	Scrip dividends
135	Power to capitalise reserves and funds
136	Settlement of difficulties in distribution
137	Power to choose any record date
138	Records to be kept
139	Inspection of records
140	Summary financial statements
141	Service of notices
142	Record date for service
143	Members resident abroad or on branch registers
144	Service of notice on person entitled by transmission
145	When notice deemed served
146	Notice by members
147	Notice when post not available
148	Presumption where documents destroyed
149	Distribution of assets otherwise than in cash
150	Indemnity of directors

ARTICLES OF ASSOCIATION
of
STANDARD CHARTERED PLC
(Articles adopted on
5 May 2005)

Exclusion of Table A

1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

Definitions

2. In these articles unless the context otherwise requires the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column thereof:-

WORDS	MEANING
"these articles"	means these articles of association as altered from time to time by special resolution and the expression "this article" shall be construed accordingly;
"associate(s)"	has the meaning given to it in the Hong Kong Listing Rules;
"the auditors"	means the auditors from time to time of the company or, in the case of joint auditors, any one of them;
"the board"	means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;
"branch registry"	means any office of the company or of a registrar for the company at which any branch register of members shall for the time being be kept;
"certificated share"	means a share which is not an uncertificated share and references in these articles to a share being held in certificated form shall be construed accordingly;
"clear days"	in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"the Companies Acts"	means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;
"dollar preference shares"	means the non-cumulative preference shares of US$5.00 each comprised in the capital of the company;
"electronic signature"	means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;
"euro preference shares"	means the non-cumulative preference shares of €1,000 each comprised in the capital of the company;
"the holder"	in relation to any shares means the member whose name is entered in the register as the holder of those shares;
"the Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"the Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"the Listing Rules"	means the rules which are made from time to time by the relevant competent authority for the purposes of the regulation of the official listing of the company's securities in the United Kingdom;
"member"	means a member of the company;
"month"	means calendar month;
"the office"	means the registered office from time to time of the company;
"ordinary shares"	means the ordinary shares of US$0.50 each comprised in the capital of the company;
"paid up"	means paid up or credited as paid up;
"participating class"	means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;
"person entitled by transmission"	means a person whose entitlement to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;
"preference shares"	means the sterling preference shares, the dollar preference shares and the euro preference shares;

"the register"	means the register of members of the company;
"seal"	means any common or official seal that the company may be permitted to have under the Companies Acts;
"the secretary"	means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;
"sterling preference shares"	means the non-cumulative preference shares of £1 each comprised in the capital of the company;
"the Uncertificated Securities Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;
"uncertificated share"	means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form and references in these articles to a share being held in uncertificated form shall be construed accordingly; and
"United Kingdom"	means Great Britain and Northern Ireland.

references to a document being executed include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;
references to a document being signed or to signature include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, such references are to its bearing an electronic signature;
references to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;
references to an "address" in relation to electronic communications include any number or address used for the purposes of such communications;
words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word "company" shall include any body corporate; and
references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings and notes are included only for convenience and shall not affect meaning.

Form of resolution

3. (A) Where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) Subject to the Companies Acts, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph of this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

SHARE CAPITAL

Share capital

4. The share capital of the company at the date of adoption of this article is US$2,816,000,000 (divided into 2,632,000,000 ordinary shares of US$0.50 each and 300,000,000 non-cumulative preference shares of US$5 each), £500,000,000 (divided into 500,000,000 non-cumulative preference shares of £1 each) and €1,000,000,000 (divided into 1,000,000 non-cumulative preference shares of €1,000 each).

Rights attached to shares

5. Subject to the provisions of the Companies Acts and the requirements of the Hong Kong Listing Rules and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

Redeemable shares

6. Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

Preference shares

7. (A) Issue Save to the extent inconsistent with paragraphs (B) to (J) of this article, the preference shares may be issued from time to time in one or more series (each a "series") with such rights and subject to such restrictions and limitations as the board may determine in the resolution approving the issue of such series and so that the board shall not be required to attach to any preference shares of any other series the same rights, restrictions and limitations as are attached to preference shares of any series already allocated or in issue. Each series shall be identified in such manner as the board may determine without any such determination or identification requiring any alteration to these articles.

(B) Distributions The profits of the company available for distribution and permitted by law to be distributed shall be applied, in priority to the payment of any dividend to the holders of ordinary shares and in priority to or pari passu with any payment to the holders of any other class of shares in issue (other than shares which by their terms rank in priority to the preference shares of the relevant series as regards participation in profits), in payment to the holders of the preference shares of each series of a non-cumulative preferential dividend payable in such currency at such rates (whether fixed or calculated by reference to or in accordance with a specified procedure or mechanism), on such dates and on such other terms and conditions as may be determined by the board prior to allotment thereof.

(C) Rights on a winding-up etc. On a winding up or other return of capital (other than, unless otherwise provided by their terms of issue, a redemption, reduction or purchase by the company of any of its issued shares), the assets of the company available to shareholders shall be applied, in priority to any payment to the holders of ordinary shares and in priority to or pari passu with the holders of any other class of shares in issue (other than shares which by their terms rank in priority to the preference shares of the relevant series in a winding-up or other return of capital), in payment to the holders of the preference shares of each series of a sum equal to the aggregate of:

(i) an amount equal to the dividends accrued thereon for the then current dividend period to the date of the commencement of the winding up or other return of capital, but only to the extent that any such amount was, or would have been, payable as a cash dividend in accordance with or pursuant to this article;

(ii) an amount equal to any dividend thereon which has been resolved to be paid on or after the date of commencement of

the winding-up or other return of capital but which is payable in respect of a dividend period ending on or before such date; and

(iii) the amount paid up or credited as paid up in respect of the nominal value of such preference shares together with an amount equal to such premium (if any) as may be determined by the board prior to allotment thereof (and so that the board may determine that such premium is payable only in specified circumstances).

(D) Redemption - dollar preference shares

(i) Unless otherwise determined by the board in relation to dollar preference shares of any series prior to allotment thereof, the dollar preference shares shall, subject to the provisions of the Companies Acts at the time of allotment, be redeemable at the option of the company.

(ii) In the case of any series of dollar preference shares which are to be so redeemable:

(a) the company may, subject to the provisions of the Companies Acts at the time of allotment, redeem on any redemption date (as hereinafter defined) all or some only of the dollar preference shares of such series by giving to the holders of such dollar preference shares to be redeemed not less than 30 days' nor more than 60 days' prior notice in writing (a "notice of redemption") of the relevant redemption date;

(b) there shall be paid on each dollar preference share so redeemed, in US dollars, the aggregate of the nominal amount thereof, any premium credited as paid up on such share and, where applicable, the relevant redemption premium (as hereinafter defined) together with the dividend accrued for the then current dividend period to the redemption date but only to the extent that any such amount was, or would have been, payable as a cash dividend in accordance with or pursuant to this article.

"Relevant redemption premium" means:

(1) in the case of dollar preference shares which entitle the holders thereof to dividends at a fixed rate, an amount calculated in accordance with the following formula as it applies in

relation to a redemption date notified under sub-paragraph (ii)(a) above which falls within the period of twelve months commencing on the day following the fifth, sixth, seventh, eighth or ninth anniversary of such first date of allotment ("the relevant date") as referred to in sub-paragraph (ii)(a) above, as the case may be. In such case the formula for calculation of the relevant redemption premium shall be A x B, where:

"A" is the amount of dividend excluding any associated tax credit (not expressed as a percentage) calculated at the date of allotment to which the holder of the dollar preference share to be redeemed would become entitled in respect of the twelve months following allotment by virtue of the terms of issue thereof on the assumption that such amount of dividend had accrued on the dollar preference share during such period and was payable at the end of such period and on the further assumption that there shall be no change in the associated tax credit affecting the amount of dividend payable in respect of such period; and

"B" in relation to a redemption date falling within the period of twelve months commencing on the day following the fifth anniversary of the relevant date, is 66.66 per cent.,
or,

in relation to a redemption date falling within the period of twelve months commencing on the day following the sixth anniversary of the relevant date, is 53.33 per cent.,
or,

in relation to a redemption date falling within the period of twelve months commencing on the day following the seventh anniversary of the relevant date, is 40.00 per cent.,
or,

in relation to a redemption date falling within the period of twelve months commencing on the day following the eighth anniversary of the relevant date, is 26.66 per cent.,
or,

in relation to a redemption date falling within the period of twelve months commencing on the day following the ninth anniversary of the relevant date, is 13.33 per cent.

The product of the above formula in respect of a dollar preference share may, in the board's discretion, be rounded down to the nearest whole US cent; or

(2) in the case of dollar preference shares which entitle the holders thereof to dividends at a rate which varies from time to time, in relation to a redemption date notified under sub-paragraph (ii)(a) above which falls prior to the tenth anniversary of the first date of allotment of such dollar preference shares, an amount per share equal to 3 per cent. of the aggregate of the nominal value and any premium credited as paid up on such share at the date of issue; and no relevant redemption premium shall be payable when the redemption date falls after the tenth anniversary of the relevant date; provided that, if permitted by the Companies Acts at the time of allotment of any series of dollar preference shares, the board may, prior to allotment, fix the date on or by which, or dates between which, the shares of such series are to be or may be redeemed and the amount payable on redemption or the manner of determination of such amount (provided that such amount shall not be determined by reference to the board's or any other person's discretion or opinion) notwithstanding the fact that such dates or amounts fixed by the board may be different from or in addition to any date or amount derived from or set out in the provisions of sub-paragraphs (ii)(a) and (ii)(b) above;

(c) in the case of redemption of some only of the dollar preference shares of any series, the company shall for the purpose of determining the particular dollar preference shares to be redeemed cause a drawing to be made at the office or such other place as the board may approve in the presence of the auditors;

(d) whether any dollar preference shares are in certificated form or uncertificated form on the redemption date shall be determined by reference to

the register as at 12.01 a.m. on the redemption date or such other time as the board may (subject to the facilities and requirements of the relevant system concerned) in their absolute discretion determine;

(e) any notice of redemption given under sub-paragraph (ii)(a) above shall specify the applicable redemption date, the particular dollar preference shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that dividends on the dollar preference shares to be redeemed will cease to accrue on redemption), and, only in relation to any dollar preference shares that are to be redeemed and that, on the redemption date, are in certificated form, shall state the place or places at which documents of title in respect of such dollar preference shares are to be presented and surrendered for redemption and payment of the redemption moneys is to be effected. Upon such redemption date, the company shall redeem the particular dollar preference shares to be redeemed on that date subject to the provisions of this paragraph and of the Companies Acts. No defect in the notice of redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(f) the provisions of this sub-paragraph (ii)(f) shall have effect in relation to dollar preference shares for the time being issued and registered in the register of members of the company ("registered shares") that are to be redeemed and that, on the redemption date, are in certificated form and in relation to dollar preference shares that are to be redeemed which, in accordance with article 18, are for the time being issued and outstanding in bearer form ("bearer shares") and represented by share warrants ("warrants").

Payments in respect of the amount due on redemption of a registered share shall be made by US dollar cheque drawn on a bank in the City of London or in New York City or upon the request of the holder or joint holders not later than the date specified for the purpose in the notice of redemption by transfer to a US dollar account maintained by the payee with a bank in the City of London or in New York City. Such payment will be made against presentation and surrender of the relative certificate at the place or one of the places specified in the notice of redemption and

if any certificate so surrendered includes any dollar preference shares not to be redeemed on the relevant redemption date the company shall within 14 days thereafter issue to the holder, free of charge, a fresh certificate in respect of such dollar preference shares, provided that the board may determine that presentation and surrender of certificates shall not be required in which event each certificate shall be void and of no effect as from the date of payment of the amount due on the redemption of the registered shares to which the certificate relates.

Payment in respect of the amount due on redemption of a bearer share shall be made by US dollar cheque drawn on a bank in the City of London or in New York City or upon the request of the holder not later than the date specified for the purpose in the notice of redemption by transfer to a US dollar account maintained by the payee with a bank in the City of London or in New York City. Such payments will be made against presentation and surrender of the warrants and all unmatured dividend coupons and talons (if any) at the place or one of the places specified in the notice of redemption. Upon the relevant redemption date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the warrants so surrendered represent any dollar preference shares not to be redeemed on the relevant redemption date the company shall within 14 days thereafter issue, free of charge, fresh warrants representing such bearer shares which are not to be redeemed on such redemption date.

All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(g) the provisions of this sub-paragraph (ii)(g) shall apply in relation to any dollar preference shares that are to be redeemed and that, on the redemption date, are in uncertificated form. The board shall be entitled in its absolute discretion to determine the procedures for the redemption of such dollar preference shares (subject always to the facilities and requirements of the relevant system concerned). Upon being satisfied that such procedures have been effected, the company shall pay to the holder of the dollar preference shares concerned the amount due in

respect of redemption of such dollar preference shares. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(h) without prejudice to the generality of sub-paragraph (ii)(g) above, but subject as set out in that paragraph:-

(aa) the procedures for the redemption of any dollar preference shares may involve or include the sending by the company or by any person on its behalf of an issuer-instruction to the operator of the relevant system concerned requesting or requiring the deletion of any computer-based entries in the relevant system concerned that relate to the holding of the dollar preference shares concerned; and/or

(bb) the company may, if the board so determines (by notice in writing to the holder concerned, which notice may be included in the notice of redemption concerned) require the holder of the dollar preference shares concerned to change the form of the dollar preference shares from uncertificated to certificated form prior to the redemption date (in which case the provisions of sub-paragraph (ii)(e) as regards any dollar preference shares that are to be redeemed and that, on the redemption date, are in certificated form, and sub-paragraph (ii)(f) above shall then apply as regards the procedure for redemption);

(i) as from the relevant redemption date the dividend on the dollar preference shares due for redemption shall cease to accrue except on any such dollar preference share in respect of which, upon either the due surrender of the certificate or, as the case may be, the warrants and all unmatured dividend coupons and talons (if any) in respect thereof, in accordance with sub-paragraph (ii)(e) above or, if the dollar preference share was in uncertificated form on the relevant redemption date, the procedures for redemption as referred to in sub-paragraph (ii)(g) above having been effected, payment of the redemption moneys due on such redemption date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant redemption date to the date of payment of such redemption moneys. Such dollar preference shares

shall not be treated as having been redeemed until the redemption moneys in question together with any accrued dividend thereon shall have been paid;

(j) if the due date for the payment of the redemption moneys on any dollar preference share is not a day on which banks in the City of London and in New York City are open for business and on which foreign exchange dealings may be conducted in the City of London and New York City (a "dollar business day") then payment of such moneys will be made on the next succeeding day which is a dollar business day and without any interest or other payment in respect of such delay; and

(k) the receipt by the holder for the time being of any registered share whether, on the redemption date, such share is in certificated or uncertificated form, (or in the case of joint holders the receipt of any one of them) and the receipt by the person delivering any warrant to the place or one of the places specified pursuant to sub-paragraph (ii)(d) above in respect of the moneys payable on redemption of such registered share or, as the case may be, such bearer share shall constitute an absolute discharge to the company in respect thereof.

(iii) Upon the redemption or purchase by the company of any dollar preference shares the board shall have power to convert the authorised but unissued dollar preference shares existing as a result of such redemption or purchase into shares of any other class of share capital into which the authorised share capital of the company is or may be divided of the same nominal amount in US dollars as the dollar preference shares or into unclassified shares of the same nominal amount in US dollars as the dollar preference shares.

(iv) Any dollar preference shares redeemed pursuant to the provisions of this paragraph (D) shall be cancelled on redemption.

(DD) Redemption - sterling preference shares

(i) Unless otherwise determined by the board in relation to sterling preference shares of any series prior to allotment thereof, the sterling preference shares shall, subject to the provisions of the Companies Acts at the time of allotment, be redeemable at the option of the company.

(ii) In the case of any series of sterling preference shares which are to be so redeemable:

(a) the company may, subject to the provisions of the Companies Acts at the time of allotment, redeem on any redemption date (as hereinafter defined) all or some only of the sterling preference shares of such series by giving to the holders of such sterling preference shares to be redeemed not less than 30 days' nor more than 60 days' prior notice in writing (a "notice of redemption") of the relevant redemption date;

(b) there shall be paid on each sterling preference share so redeemed, in pounds sterling, the aggregate of the nominal amount thereof, any premium credited as paid up on such share together with the dividend accrued for the then current dividend period to the redemption date but only to the extent that any such amount was, or would have been, payable as a cash dividend in accordance with or pursuant to this article;

(c) in the case of redemption of some only of the sterling preference shares of any series, the company shall for the purpose of determining the particular sterling preference shares to be redeemed cause a drawing to be made at the office or such other place as the board may approve in the presence of the auditors;

(d) whether any sterling preference shares are in certificated form or uncertificated form on the redemption date shall be determined by reference to the register as at 12.01 a.m. on the redemption date or such other time as the board may (subject to the facilities and requirements of the relevant system concerned) in their absolute discretion determine;

(e) any notice of redemption given under sub-paragraph (ii)(a) above shall specify the applicable redemption date, the particular sterling preference shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that dividends on the sterling preference shares to be redeemed will cease to accrue on redemption), and, only in relation to any sterling preference shares that are to be redeemed and that, on the redemption date, are in certificated form, shall state the place or places at which documents of title in respect of such sterling preference shares are to be presented and

surrendered for redemption and payment of the redemption moneys is to be effected. Upon such redemption date, the company shall redeem the particular sterling preference shares to be redeemed on that date subject to the provisions of this paragraph and of the Companies Acts. No defect in the notice of redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(f) the provisions of this sub-paragraph (ii)(f) shall apply in relation to any sterling preference shares that are to be redeemed and that, on the redemption date, are in certificated form. Payments in respect of the amount due on redemption of a sterling preference share of any series shall be made by sterling cheque drawn on a bank in the City of London or upon the request of the holder or joint holders not later than the date specified for the purpose in the notice of redemption by transfer to a sterling account maintained by the payee with a bank in the City of London. Such payment will be made against presentation and surrender of the relative certificate at the place or one of the places specified in the notice of redemption and if any certificate so surrendered includes any sterling preference shares not to be redeemed on the relevant redemption date the company shall within 14 days thereafter issue to the holder, free of charge, a fresh certificate in respect of such sterling preference shares, provided that the board may determine that presentation and surrender of certificates shall not be required in which event each certificate shall be void and of no effect as from the date of payment of the amount due on the redemption of the registered shares to which the certificate relates. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(g) the provisions of this sub-paragraph (ii)(g) shall apply in relation to any sterling preference shares that are to be redeemed and that, on the redemption date, are in uncertificated form. The board shall be entitled in its absolute discretion to determine the procedures for the redemption of such sterling preference shares (subject always to the facilities and requirements of the relevant system concerned). Upon being satisfied that such procedures have been effected, the company shall pay to the holder of the sterling preference shares concerned the amount due in respect of redemption of such sterling

preference shares. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(h) without prejudice to the generality of sub-paragraph (ii)(g) above, but subject as set out in that paragraph:-

(aa) the procedures for the redemption of any sterling preference shares may involve or include the sending by the company or by any person on its behalf of an issuer-instruction to the operator of the relevant system concerned requesting or requiring the deletion of any computer-based entries in the relevant system concerned that relate to the holding of the sterling preference shares concerned; and/or

(bb) the company may, if the board so determines (by notice in writing to the holder concerned, which notice may be included in the notice of redemption concerned) require the holder of the sterling preference shares concerned to change the form of the preference shares from uncertificated to certificated form prior to the redemption date (in which case the provisions of sub-paragraph (ii)(e) as regards any sterling preference shares that are to be redeemed and that, on the redemption date, are in certificated form, and sub-paragraph (ii)(f) above shall then apply as regards the procedure for redemption);

(i) as from the relevant redemption date the dividend on the sterling preference shares due for redemption shall cease to accrue except on any such sterling preference share in respect of which, upon either the due surrender of the certificate or, if the sterling preference share was in uncertificated form on the relevant redemption date, the procedures for redemption as referred to in sub-paragraph (ii)(g) above having been effected, payment of the redemption moneys due on such redemption date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant redemption date to the date of payment of such redemption moneys. Such sterling preference shares shall not be treated as having been redeemed until the redemption

moneys in question together with any accrued dividend thereon shall have been paid;

(j) if the due date for the payment of the redemption moneys on any sterling preference share is not a day on which banks in the City of London are open for business (a "sterling business day") then payment of such moneys will be made on the next succeeding day which is a sterling business day and without any interest or other payment in respect of such delay;

(k) the receipt by the holder for the time being of any sterling preference share (or in the case of joint holders the receipt by any one of them) in respect of the moneys payable on redemption of such sterling preference share shall constitute an absolute discharge to the company in respect thereof; and

(l) the redemption of any series of sterling preference shares shall be subject to the consent of the Financial Services Authority or its successor.

(iii) Upon the redemption or purchase by the company of any sterling preference shares the board shall have power to convert the unauthorised but unissued sterling preference shares existing as a result of such redemption or purchase into shares of any other class of share capital into which the authorised share capital of the company is or may be divided of the same nominal amount in sterling as the sterling preference shares or into unclassified shares of the same nominal amount in sterling as the sterling preference shares.

(iv) Any sterling preference shares redeemed pursuant to the provisions of this paragraph (DD) shall be cancelled on redemption.

(DDD) Redemption - euro preference shares

(i) Unless otherwise determined by the board in relation to euro preference shares of any series prior to allotment thereof, the euro preference shares shall, subject to the provisions of the Companies Acts at the time of allotment, be redeemable at the option of the company.

(ii) In the case of any series of euro preference shares which are to be so redeemable:

(a) the company may, subject to the provisions of the Companies Acts at the time of allotment, redeem on

any redemption date (as hereinafter defined) all or some only of the euro preference shares of such series by giving to the holders of such euro preference shares to be redeemed not less than 30 days' nor more than 60 days' prior notice in writing (a "notice of redemption") of the relevant redemption date;

(b) there shall be paid on each euro preference share so redeemed, in euro, the aggregate of the nominal amount thereof, any premium credited as paid up on such share together with the dividend accrued for the then current dividend period to the redemption date but only to the extent that any such amount was, or would have been, payable as a cash dividend in accordance with or pursuant to this article;

(c) in the case of redemption of some only of the euro preference shares of any series, the company shall for the purpose of determining the particular euro preference shares to be redeemed cause a drawing to be made at the office or such other place as the board may approve in the presence of the auditors;

(d) whether any euro preference shares are in certificated form or uncertificated form on the redemption date shall be determined by reference to the register as at 12.01 a.m. on the redemption date or such other time as the board may (subject to the facilities and requirements of the relevant system concerned) in their absolute discretion determine;

(e) any notice of redemption given under sub-paragraph (ii)(a) above shall specify the applicable redemption date, the particular euro preference shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that dividends on the euro preference shares to be redeemed will cease to accrue on redemption), and, only in relation to any euro preference shares that are to be redeemed and that, on the redemption date, are in certificated form, shall state the place or places at which documents of title in respect of such euro preference shares are to be presented and surrendered for redemption and payment of the redemption moneys is to be effected. Upon such redemption date, the company shall redeem the particular euro preference shares to be redeemed on that date subject to the provisions of this paragraph and of the Companies Acts. No defect in

the notice of redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(f) the provisions of this sub-paragraph (ii)(f) shall apply in relation to any euro preference shares that are to be redeemed, and that, on the redemption date, are in certificated form. Payments in respect of the amount due on redemption of a euro preference share of any series shall be made by a euro cheque drawn on a bank in the City of London or upon the request of the holder or joint holders not later than the date specified for the purpose in the notice of redemption by transfer to a euro account maintained by the payee with a bank in the City of London. Such payment will be made against presentation and surrender of the relative certificate at the place or one of the places specified in the notice of redemption and if any certificate so surrendered includes any euro preference shares not to be redeemed on the relevant redemption date the company shall within 14 days thereafter issue to the holder, free of charge, a fresh certificate in respect of such euro preference shares, provided that the board may determine that presentation and surrender of certificates shall not be required in which event each certificate shall be void and of no effect as from the date of payment of the amount due on the redemption of the registered shares to which the certificate relates. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(g) the provisions of this sub-paragraph (ii)(g) shall apply in relation to any euro preference shares that are to be redeemed and that, on the redemption date, are in uncertificated form. The board shall be entitled in its absolute discretion to determine the procedures for the redemption of such euro preference shares (subject always to the facilities and requirements of the relevant system concerned). Upon being satisfied that such procedures have been effected, the company shall pay to the holder of the euro preference shares concerned the amount due in respect of redemption of such euro preference shares. All payments in respect of redemption moneys will in all respects be subject to any applicable fiscal or other laws;

(h) without prejudice to the generality of sub-paragraph (ii)(g) above, but subject as set out in that paragraph:-

(aa) the procedures for the redemption of any euro preference shares may involve or include the sending by the company or by any person on its behalf of an issuer-instruction to the operator of the relevant system concerned requesting or requiring the deletion of any computer-based entries in the relevant system concerned that relate to the holding of the euro preference shares concerned; and/or

(bb) the company may, if the board so determines (by notice in writing to the holder concerned, which notice may be included in the notice of redemption concerned) require the holder of the euro preference shares concerned to change the form of the euro preference shares from uncertificated to certificated form prior to the redemption date (in which case the provisions of sub-paragraph (ii)(e) as regards any euro preference shares that are to be redeemed and that, on the redemption date, are in certificated form, and subparagraph (ii)(f) above shall then apply as regards the procedure for redemption);

(i) as from the relevant redemption date the dividend on the euro preference shares due for redemption shall cease to accrue except on any such euro preference share in respect of which, upon either the due surrender of the certificate or, if the euro preference share was in uncertificated form on the relevant redemption date, the procedures for redemption as referred to in sub-paragraph (ii)(g) above having been effected, payment of the redemption moneys due on such redemption date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant redemption date to the date of payment of such redemption moneys. Such euro preference shares shall not be treated as having been redeemed until the redemption moneys in question together with any accrued dividend thereon shall have been paid;

(j) if the due date for the payment of the redemption moneys on any euro preference share is not a day on which the Trans-European Automated Real Time Gross Settlement Express Transfer System or any replacement settlement system is operating (a "euro business day") then payment of such moneys will be made on the next succeeding day which is a euro

business day and without any interest or other payment in respect of such delay;

(k) the receipt by the holder for the time being of any euro preference share (or in the case of joint holders the receipt by any one of them) in respect of the moneys payable on redemption of such euro preference share shall constitute an absolute discharge to the company in respect thereof; and

(l) the redemption of any series of euro preference shares shall be subject to the consent of the Financial Services Authority or its successor.

(iii) Upon the redemption or purchase by the company of any euro preference shares the board shall have power to convert the authorised but unissued euro preference shares existing as a result of such redemption or purchase into shares of any other class of share capital into which the authorised share capital of the company is or may be divided of the same nominal amount in euros as the euro preference shares or into unclassified shares of the same nominal amount in euros as the euro preference shares.

(iv) Any preference shares redeemed pursuant to the provisions to this paragraph (DDD) shall be cancelled on redemption.

(E) Voting

(i) The holder of any preference share shall not be entitled to attend or vote at any general meeting of the company except:

(a) where the dividend which is (or, but for any applicable provision of paragraph (G) of this article, would be) most recently payable on such share shall not have been paid in full;

(b) where a resolution is to be proposed at the meeting varying or abrogating any of the rights, preferences, privileges, limitations or restrictions attached to the class of shares of which such share forms part (and then only to speak and vote upon any such resolution); or

(c) in such other circumstances, and upon and subject to such terms, as the board may determine prior to the allotment of such share.

(ii) If so determined by the board prior to allotment of preference shares of any series, a holder of such shares shall be entitled to join in a requisition of a general meeting of the company in such circumstances, and upon and subject to such terms, as the board may determine prior to such allotment.

(iii) Whenever holders of preference shares are entitled to vote on a resolution, on a show of hands every such holder who is present in person shall have one vote and on a poll every such holder who is present in person or by proxy shall have such number of votes in respect of each preference share held by him as the board may determine prior to the date of allotment of such shares.

(F) No other rights

No preference share shall:

(i) confer any right to participate in the profits or assets of the company other than that set out in paragraphs (B), (C) (D), (DD) and (DDD) of this article;

(ii) subject to the Companies Acts, confer any right to participate in any offer or invitation by way of rights or otherwise to subscribe for additional shares in the company; or

(iii) confer any right to participate in any issue of bonus shares save as set out in sub-paragraph (G)(iv) of this article.

(G) Non-payment of dividend All or any of the following provisions shall apply in relation to preference shares of any series ("relevant preference shares") if so determined by the board prior to allotment thereof:

(i) (a) if, on any date (the "dividend payment date") on which a dividend (the "relevant dividend") would otherwise fall to be paid on any relevant preference shares, the profits of the company available for distribution are, in the opinion of the board, insufficient to enable payment in full to be made of the relevant dividend, then:

(1) none of the relevant dividend shall be payable; or

(2) the board shall (after payment in full, or the setting aside of a sum required for payment in full of (aa) all dividends payable on or before the dividend payment date on any shares in the capital of the company ranking in priority to the relevant preference shares as to participation in profits and

(bb) any special dividend referred to in sub-paragraph (vii) below), apply such profits, if any, in paying dividends to the holders of participating shares (as defined below) pro rata to the amounts of dividend on participating shares accrued and payable on or before the relevant date. For the purposes of this paragraph, the expression "participating shares" shall mean the relevant preference shares and any other shares in the capital of the company which rank pari passu as to participation in profits with the relevant preference shares and on which either (x) a dividend is payable on the dividend payment date or (y) arrears of cumulative dividends are unpaid at the dividend payment date

but so that, if the board determines prior to allotment of any relevant preference shares that the provisions of this sub-paragraph (i)(a) shall apply in relation thereto, they shall apply one (but not both) of (1) and (2) above;

(b) if it shall subsequently appear that any such dividend which has been paid in whole or in part should not, in accordance with the provisions of this subparagraph have been so paid, then provided the board shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(c) for the avoidance of doubt, nothing contained in this article 7 (but subject always to the terms of issue of any relevant preference shares) shall impose on the board any requirement or duty to resolve to distribute in respect of any financial year the whole or any part of the profits of the company available for dividend, or remove or diminish any of the powers, authorities or protections conferred on the board by these articles;

(ii) if in the opinion of the board the payment of any dividend on the relevant preference shares would breach or cause a breach of the Financial Services Authority's (or its successor's) capital adequacy requirements from time to time applicable to the company and/or any of its subsidiaries, then none of such dividend shall be payable;

(iii) if a dividend or any part thereof on the relevant preference shares is not paid for the reasons specified in subparagraphs (i) or (ii) above, the holders of such shares shall have no claim

in respect of such non-payment save as provided in sub-paragraph (iv) below (if applicable);

(iv) (a) the provisions of this sub-paragraph (iv) shall apply where

(1) any dividend otherwise payable on a particular date on the relevant preference shares (a "relevant instalment") is, for the reasons specified in sub-paragraphs (i)(a)(1) or (ii) above, not payable;

(2) (aa) any special dividend referred to in sub-paragraph (vii) below shall have been paid in full or a sum shall have been set aside to provide for such payment in full; and

(bb) all dividends which are payable on or before the relevant dividend payment date on any shares in the capital of the company ranking in priority to the relevant preference shares as to participation in profits shall have been paid in full or a sum shall have been set aside to provide for such payment in full or, in the case of any such shares which confer a right to additional shares by way of capitalisation of profits or reserves pursuant to this sub-paragraph (iv) or pursuant to provisions similar to those provided in this paragraph (iv), the additional shares to which the holders of such shares are so entitled to receive in the absence of payment of any such dividend shall have been allotted to them; and

(3) the amounts (if any) standing to the credit of any of the company's reserve accounts, including capital redemption reserve (if any) and share premium account (if any), or profit and loss account and available for the purpose are in aggregate sufficient to be applied and capable of being applied in paying up in full at par additional preference shares on the basis hereinafter provided in this sub-paragraph (iv) in respect of the relevant preference shares, together with such additional preference shares as may fall to be allotted in accordance with, or on terms similar to those described in, this sub-paragraph (iv) to the holders of any other shares in the capital of the company which rank pari passu as to participation in profits with the relevant preference shares;

(b) on the date for payment of the relevant instalment had such instalment been paid, the board shall, subject to the Companies Acts, allot and issue credited as fully paid to each holder of relevant preference shares such additional nominal amount of preference shares of the same denomination as the relevant preference shares (disregarding any fractional entitlement) as is equal to an amount determined by multiplying the cash amount of the relevant instalment which would have been payable to him had such instalment been payable (exclusive of any associated tax credit) by a factor to be determined by the board prior to allotment of the relevant preference shares;

(c) for the purposes of paying up additional preference shares to be allotted pursuant to this sub-paragraph (iv), the board shall appropriate, out of such of the accounts or reserves of the company available for the purpose as they shall determine (including any reserve denominated in pounds sterling, U.S. dollars or euros and permitted by law to be so appropriated), a sum equal to the aggregate nominal amount of the additional preference shares then to be allotted and shall make all appropriations and applications of such sum and all allotments and issues of fully paid preference shares and generally do all acts and things required to give effect thereto as they shall determine to be necessary or expedient for the purpose of giving effect to this sub-paragraph (iv);

(d) (1) this sub-paragraph (iv)(d) shall apply in any case where the amounts standing to the credit of the accounts and reserves of the company available for the purpose are not in aggregate sufficient to allow the company lawfully to allot all or some additional dollar preference shares or euro preference shares ("unallotted shares") which would otherwise fall to be allotted pursuant to subparagraph (iv)(b) above in respect of the relevant preference shares or in respect of any other shares ranking pari passu with the relevant preference shares as to participation in profits pursuant to this sub-paragraph (iv) or pursuant to terms similar to this sub-paragraph (iv) but would be sufficient were the company to allot sterling preference shares of an aggregate nominal amount, determined by the board in the manner described below, equivalent to the aggregate nominal amount of the unallotted shares;

(2) in any such case the company shall allot to the persons to whom the unallotted shares would have

been allotted a number of additional sterling preference shares of an aggregate nominal amount, credited as fully paid, determined by the board as being equivalent to the aggregate nominal amount of the unallotted shares (had they been allotted), such determination to be made by applying an appropriate rate of exchange (selected by the board) prevailing at the date on which, but for the reasons specified in sub-paragraphs (i) or (ii) above, the relevant instalment would have been payable (but so that fractions of a share shall not be allotted);

(3) such additional sterling preference shares shall carry such rights as to dividend, capital, voting and otherwise as the board deems expedient for the purpose of ensuring so far as practicable that the holders of such additional sterling preference shares shall be in no different position from that in which they would have been had they received the unallotted shares and so that (without prejudice to the generality of the foregoing):-

(aa) whenever the effect on such additional sterling preference shares of any variation or abrogation of the kind referred to in paragraph (I) of this article is, in the opinion of the board, substantially the same as its effect on the dollar preference shares or euro preference shares in right of which such additional sterling preference shares were allotted, then such additional sterling preference shares shall be treated as forming part of the same class as such dollar preference shares or euro preference shares; and

(bb) for the purposes of any such meeting or written consent as referred to in paragraph (I) of this article and notwithstanding any other provision of these articles, the number of votes exercisable by a holder of such additional sterling preference shares and the nominal value thereof shall be determined by the board by converting the nominal amount of his holding of such additional sterling preference shares into US dollars or euro as appropriate at the rate of exchange referred to in (2) above (but ignoring any fractions thereby arising);

(e) as from the date of allotment thereof the additional preference shares so allotted pursuant to this sub-paragraph (iv) shall subject as provided in sub-paragraph (d) above confer the same rights and be subject to the same limitations as, and shall rank pari passu in all respects with, the relevant preference shares save only as regards participation in the relevant instalment;

(f) if any additional preference shares falling to be allotted pursuant to this sub-paragraph (iv) cannot be allotted by reason of any insufficiency in the company's authorised share capital or in the amount of relevant securities which the board is authorised to allot in accordance with Section 80 of the Companies Act 1985, the board shall convene a general meeting, to be held as soon as practicable, for the purpose of considering a resolution or resolutions effecting an appropriate increase in the authorised share capital and granting the board appropriate authority to allot relevant securities;

(v) if any dividend on any relevant preference shares is not paid in full (or a sum is not set aside to provide for its payment in full), the company may not (without the written consent of a majority in nominal value of, or the sanction of an extraordinary resolution passed at a separate general meeting of, the holders of relevant preference shares) thereafter redeem, reduce, purchase or otherwise acquire for any consideration any other share capital of the company ranking pari passu with or after the relevant preference shares (and may not set aside or establish any sinking fund for any such redemption, reduction, purchase or other acquisition) until such time as dividends on the relevant preference shares in respect of such period as the board shall determine prior to allotment of the relevant preference shares shall have been paid in full (or a sum shall have been set aside to provide for such payment in full);

(v) subject as provided in sub-paragraph (vii) below, if any dividend on any relevant preference shares is not paid in full (or a sum is not set aside to provide for its payment in full), no dividend may thereafter be declared or paid on any other share capital of the company ranking as to dividend after the relevant preference shares (and no sum may be set aside for the payment of any such dividend on any other such share capital) until such time as dividends on the relevant preference shares in respect of such period as the board shall determine prior to allotment of the relevant preference shares shall have been paid in full (or a sum shall have been set aside to provide for such payment in full); and

(vi) in any calendar year, whether or not any dividend on any relevant preference shares has been paid in full and notwithstanding any other provision of these articles, the board may, if it so resolves and subject to the Companies Acts, pay (or set aside a sufficient sum for payment of) a special dividend not exceeding £0.01 per share (or, in the case of US dollar-denominated share capital, not exceeding US$0.01 per share or, in the case of euro-denominated share capital, not exceeding €0.01 per share) on any shares in the capital of the company in respect of which no dividend has previously been paid in that calendar year. References elsewhere in this article to any dividend payable on any preference shares shall not be treated as including a reference to any special dividend paid on any relevant preference shares pursuant to this sub-paragraph (vii).

(H) Issue of Further Preference Shares The company shall be entitled at any time and from time to time and without any consent or sanction of the holders of any preference shares (subject to the terms of issue of any series thereof) to create and issue further preference share capital ranking as regards participation in the profits and assets of the company after or pari passu with such preference shares. Such creation and issue shall be deemed not to alter, vary, affect, modify or abrogate any of the rights attaching to the preference shares (subject as aforesaid) or the ordinary shares and for the avoidance of doubt such rights shall not be deemed to be varied by the alteration of any of the provisions, other than provisions as to pari passu ranking, set out in these articles in respect of any unissued preference shares. Any further series of preference shares ranking, as regards participation in profits or assets, pari passu with the preference shares then in issue may, without their creation or issue being deemed to vary the special rights attaching to the preference shares then in issue (unless otherwise specifically determined by such rights), either carry identical rights in all respects with the preference shares then in issue or carry rights differing therefrom in any respect including, but without prejudice to the foregoing, in that:-

(a) the rate and/or basis of calculating the dividend may differ and the dividend may be cumulative or non-cumulative;

(b) such shares may rank for dividends as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c) such shares may be denominated in any currency or, if permitted by law, any basket of currencies;

(d) a premium may be payable on return of capital or there may be no such premium;

(e) such shares may be redeemable at the option of the company or may be non-redeemable;

(f) such shares may carry a right to additional shares by way of capitalisation of profits or reserves similar to that attaching to the preference shares; and

(g) such shares may be convertible into ordinary shares or any other class of shares ranking as regards participation in the profits and assets of the company pari passu with or after the preference shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

(I) Variation of Rights Subject to the provisions of the Companies Acts:

(i) all or any of the rights, preferences, privileges, limitations or restrictions for the time being attached to the preference shares may from time to time (whether or not the company is being wound up) be varied or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the preference shares of all series in issue or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the preference shares voting as a single class without regard for series; and

(ii) all or any of the rights, preferences, privileges, limitations or restrictions for the time being attached to preference shares of any series may be varied or abrogated so as to affect adversely such rights on a basis different from any other series of preference shares with the consent in writing of the holders of not less than three-quarters in nominal value of the preference shares of such series or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of preference shares of such series.

All the provisions of these articles as to general meetings of the company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every share of the class held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

(J) Despatch of Notices, etc. The company shall send or deliver to the registered holders of preference shares a copy of every circular or other document sent or delivered to the holders of the ordinary shares

at the same time as it is sent or delivered to the holders of the ordinary shares including, notwithstanding the provisions of paragraph (E), a copy of every notice convening a general meeting of the company.

Purchase of own shares

8. Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Where any purchase of shares that have been issued on terms that they are redeemable is to be by tender such tenders shall be available to all shareholders alike.

Variation of rights

9. Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, (excluding any shares of that class held as treasury shares) (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and, that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll. The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

Pari passu issues

10. The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be

deemed to be varied by the creation or issue of further shares ranking pari passu with them.

Unissued shares

11. Subject to the provisions of the Companies Acts and these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

Payment of commission

12. The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in the other.

Trusts not recognised

13. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

Uncertificated Shares

14. (A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are

uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations,

and, without prejudice to the generality of this article, no provision of these articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

(E) The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption in particular, any provision of these articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

CERTIFICATES

Right to share certificate

15. Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

Replacement of share certificates

16. If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article. Any one of two or more joint holders may request replacement certificates under this article.

Sealing of certificates

17. Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

Bearer shares

18. (A) The company may issue share warrants under the powers given by the Companies Acts and the board may accordingly, with respect to any shares which are fully paid up (in any case in which it shall in its

discretion think fit so to do), issue (upon such terms as it thinks fit and upon an application in writing by the person for the time being named in or entitled to be entered in the register as a holder of the shares in respect of which the warrant is to be issued) under seal a warrant stating that the bearer of the warrant is entitled to the shares therein specified and may, in any case in which a warrant is so issued, provide by coupons or otherwise for the payment of the future dividends or other moneys on the shares included in such warrant.

(B) Subject to the provisions of these articles and of the Companies Acts, the bearer of a warrant shall be deemed to be a member of the company and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the register as the holder of the shares specified in such warrant.

(C) No person shall, as bearer of a warrant, be entitled (a) to sign a requisition for calling a meeting or to give notice of intention to submit a resolution to a meeting, or (b) to attend or vote by himself or his proxy, or exercise any privilege as a member at a meeting, unless he shall, in case (a), before or at the time of lodging such requisition or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the meeting, have deposited, at the office or at such other place as may be specified in the notice, the warrant in respect of which he claims to act, attend or vote as aforesaid and unless the warrant shall remain so deposited until after the meeting and any adjournment thereof shall have been held.

(D) Not more than one name shall be received as that of the holder of a warrant.

(E) To any person so depositing a warrant there shall be delivered a certificate stating his name and address and describing the shares included in the warrant so deposited and bearing the date of issue of the certificate, and such certificate shall entitle him, or his proxy fully appointed as hereinafter provided, to attend and vote at any general meeting held within three months from the date of the certificate in the same way as if he were the registered holder of the shares specified in the certificate.

(F) Upon delivery up of the certificate to the company, the bearer of the certificate shall be entitled to receive the warrant in respect of which the certificate was given.

(G) The holder of a warrant shall not, save as aforesaid, be entitled to exercise any right as a member, unless (if called upon by any director or the secretary so to do) he produces his warrant and states his name and address.

(H) The board may from time to time make regulations as to the terms upon which, if it in its discretion thinks fit, a new warrant or coupon may be issued in any case in which a warrant or coupon may have been worn out, defaced or destroyed, but no new warrant may be issued to replace the one that has been destroyed unless the board is satisfied beyond reasonable doubt that the original has been destroyed.

(I) The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and to shares so included the provisions hereinafter contained with reference to the transfer of shares shall not apply.

(J) Upon the surrender of his or her warrant together with the outstanding dividend coupons, if any, in respect thereof to the company for cancellation, the bearer of a warrant shall be entitled to have his or her name entered as a member in the register in respect of the shares included in the warrant, but the company shall in no case be responsible for any loss or damage incurred by any person by reason of the company entering in its register upon the surrender of a warrant the name of any person not the true and lawful owner of the warrant surrendered.

(K) Any notice to the bearer of a warrant or to any other person who holds or is interested in shares in the company in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in the Wall Street Journal (Eastern edition) or another similar daily newspaper with a circulation in New York City (in the case of shares denominated in US dollars) or the Financial Times or another similar daily newspaper with a circulation in the City of London (in any other case) and any such notice shall be deemed given on the day when the advertisement appears.

LIEN

Company's lien on shares not fully paid

19. The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

Enforcing lien by sale

20. The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

Application of proceeds of sale

21. The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

CALLS ON SHARES

Calls

22. Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Timing of calls

23. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

24. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

Interest due on non-payment

25. If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

Sums due on allotment treated as calls

26. Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

Power to differentiate

27. The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payment of calls in advance

28. The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

FORFEITURE OF SHARES

Notice if call or instalment not paid

29. If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid,

together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

Form of notice

30. The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

Forfeiture if non-compliance with notice

31. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

Notice after forfeiture

32. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

Sale of forfeited shares

33. Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal. At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

Arrears to be paid notwithstanding forfeiture

34. A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the

rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Statutory declaration as for forfeiture

35. A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal.

SUSPENSION OF RIGHTS

Suspension of rights where non-disclosure of interest

36. (i) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, makes a statement which is false or inadequate in a material particular, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provisions of these articles, be subject to those relevant restrictions accordingly;

(ii) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale;

(iii) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest

to the person who would but for the notice have been entitled to them or as he may direct;

(iv) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued;

(v) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly;

(vi) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice;

(vii) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of the article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period;

(viii) In this article:

a sale is an "arm's length sale" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"person appearing to be interested" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Act as so interested or, taking into account a response or failure to respond in the light of the response to any other

statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested; "person with a 0.25 per cent. interest" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of any shares of that class held as treasury shares), in issue at the date of service of the restriction notice; "relevant period" means 14 days following service of a statutory notice;

"relevant restrictions" means in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(a) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(b) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(c) the board may decline to register a transfer of any of the shares which are certificated shares unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (a) of this definition; and

"statutory notice" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

TRANSFER OF SHARES

Transfer

37. (A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of transfer

38. The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

Right to decline registration of partly paid shares

39. The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

Other rights to decline registration

40. (A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may decline to register any transfer of a certificated share unless:-

(a) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by

the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

(b) the instrument of transfer is in respect of only one class of share;

(c) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(d) for all purposes of these articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

No fee for registration

41. No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

UNTRACED SHAREHOLDERS

Power to stop sending notices to untraced shareholders

42. If on two consecutive occasions notices have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied in writing to the office or any branch registry a new registered address or address within the United Kingdom or, in the case of a member registered on a branch register, in the country where the branch register is kept, for the service of notices.

Power of sale of shares held by untraced shareholders

43. The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale or, if the shares are registered on the branch register in Hong Kong, by instructing a member

of the Hong Kong Stock Exchange to sell them at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares,

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles, is located, or if the holder's shares are registered on the branch register in Hong Kong, the company has caused the advertisements to be published in newspapers in Hong Kong in accordance with the Hong Kong Listing Rules, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates, and

(vii) if the shares are registered on the branch register in Hong Kong, the company has given notice to the Hong Kong Stock Exchange of its intention to make the sale.

For the purpose of this article:

"the qualifying period" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and
"the relevant period" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (v) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

TRANSMISSION OF SHARES

Transmission on death

44. If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Entry of transmission in register

45. Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

Election of person entitled by transmission

46. Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied

with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

Rights of person entitled by transmission

47. Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

ALTERATION OF SHARE CAPITAL

Increase, consolidation, subdivision and cancellation

48. The company may from time to time by ordinary resolution:-

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(b) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions

49. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become

entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

Reduction of capital

50. Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

GENERAL MEETINGS

Extraordinary general meetings

51. Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

Annual general meetings

52. The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Calling of extraordinary general meetings

53. The board may convene an extraordinary general meeting whenever it thinks fit.

Separate General Meetings

54. The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with

the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

NOTICE OF GENERAL MEETINGS

Length of notice

55. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or (save as provided by the Companies Acts) a resolution of which special notice has been given to the company shall be called by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be called by not less than 14 clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

Omission or non-receipt of notice

56. (A) The accidental omission to give notice of a meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

(B) A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

Postponement of General Meetings

57. If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be

required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

58. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, five members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Procedure if quorum not present

59. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. At any adjourned meeting one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum.

Security Arrangements

60. The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Chairman of general meeting

61. The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting. Nothing in these articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

Orderly Conduct

62. The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

Entitlement to attend and speak

63. Each director shall be entitled to attend and speak at any general meeting of the company. The chairman of the meeting may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

Adjournments

64. The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the

adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Any meeting may be adjourned more than once.

Notice of adjournment

65. When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Amendments to Resolutions

66. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote.

Amendments Ruled Out of Order

67. If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

VOTING

Votes of members

68. Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative shall have one vote and every proxy appointed by a member and present at a general meeting of the company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member

who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote for every US$2 nominal value of share capital which he holds.

Method of voting

69. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. Subject to the Companies Acts, a poll may be demanded by:-

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Votes not to be counted

70. If any member is required under the Hong Kong Listing Rules to abstain from voting on any particular resolution or to vote only for or against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement shall not be counted.

Procedure if poll demanded

71. If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

72. A poll demanded on the election of a chairman of the meeting, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll.

Continuance of other business after poll demand

73. The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

Votes on a poll

74. On a poll votes may be given either personally or by proxy. A member may not appoint more than one proxy to attend on the same occasion unless permitted by the board to do so in its absolute discretion. If a member appoints more than one proxy he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

Casting vote of chairman

75. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

Votes of joint holders

76. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

Voting on behalf of incapable member

77. A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received at the office (or at such other place as may be specified in accordance with these articles for the receipt of appointments of a proxy in writing which are not electronic communications) not later than the last time at which such an appointment should have been received in order to be valid for use at that meeting or on the holding of that poll.

No right to vote where sums overdue on shares

78. No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

Objections or errors in voting

79. If:-

(a) any objection shall be raised to the qualification of any voter, or

(b) any votes have been counted which ought not to have been counted or which might have been rejected, or

(c) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

Appointment of proxies

80. The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Receipt of proxies

81. The appointment of a proxy must:

(A) in the case of an appointment which is not contained in an electronic communication, be received at the office (or such other place as may be specified in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(B) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document or in any electronic communication issued by or on behalf of the company, be received at such address not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(C) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll,

and an appointment of a proxy which is not, or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these articles by electronic communication, but because of a technical problem it cannot be read by the recipient.

Maximum validity of proxy

82. No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

Form of proxy

83. The appointment of a proxy shall be in any usual form or in such other form as the board may approve. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Cancellation of proxy's authority

84. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not later than the last time at which an

appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Counting of proxies and poll votes at branch registers

85. A certificate under the hand of the officer of the company or of the officer of the registrar in charge of any branch register or of some other person appointed for the purpose by the board shall as regards the shares on that branch register be conclusive evidence:

(a) of the number of proxies received in favour of any particular person; and

(b) of the number of votes cast on a poll in favour of or against any particular resolution.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Number of directors

86. Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than five nor more than thirty in number.

Age of Directors

87. No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Companies Acts of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these articles. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

Directors' shareholding qualification

88. Unless otherwise determined by the company in general meeting, the qualification of a director shall be the holding alone, and not jointly with any other person, of US$1,000 nominal amount of share capital of the

company. A director may act before acquiring his qualification but if not already qualified shall acquire his qualification within two months of the adoption of these articles or the date of his appointment as director, whichever is the later.

Power of company to elect directors

89. Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

Power of board to appoint directors

90. Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire at the next annual general meeting and shall then be eligible for election but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

Number to retire by rotation

91. At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

Identity of directors to retire

92. The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting or if he has held office with the company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on

the date of the notice convening the annual general meeting and no director shall be required to retire by rotation or be relieved from retiring by rotation by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

Filling vacancies

93. Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

Power of removal by special resolution

94. In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

Persons eligible as directors

95. No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be elected or re-elected a director at any general meeting unless:-

(a) he is recommended by the board; or

(b) not less than six nor more than thirty-five clear days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for election or re-election together with confirmation in writing by that person of his willingness to be elected or re-elected.

Position of retiring directors

96. A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost.

Vacation of office by directors

97. Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(a) he resigns his office by notice in writing delivered to or received at the office or tendered at a meeting of the board; or

(b) by notice in writing delivered to or received at the office or tendered at a meeting of the board he offers to resign and the board resolves to accept such offer; or

(c) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(d) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for three consecutive months and the board resolves that his office is vacated; or

(e) he becomes bankrupt or compounds with his creditors generally; or

(f) he is prohibited by law from being a director; or

(g) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles; or

(h) by notice in writing delivered to the office or tendered at a meeting of the board, his resignation is requested by three-quarters of his co-directors.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Alternate directors

98. (A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and delivered to or received at the office or tendered at a meeting of the board, or in any other manner approved by the board. An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and

discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall during his appointment be an officer of the company. An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director. An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor.

(C) A director or any other person may act as an alternate director to represent more than one director. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present. Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor.

(D) An alternate director shall cease to be an alternate director:-

(i) if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired; or

(ii) on the happening of any event which if he were a director would cause him to vacate his office as director; or

(iii) if he resigns his office by notice in writing to the company.

(E) In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Executive directors

199. The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

FEES, REMUNERATION, EXPENSES AND PENSIONS

Directors' fees

99. Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £750,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

100. Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

Expenses

101. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director. The company may also fund a director's expenditure on defending proceedings as provided in the Companies Acts.

Pensions and gratuities for directors

102. The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

DIRECTORS' INTERESTS

Permitted interests and voting

104. (A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with, any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any

remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Companies Acts and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to the provisions of the Companies Acts and of paragraph (E) of this article, a director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he or any of his associates has an interest which (either individually or in aggregate) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

(i) the giving to him or any of his associates of any guarantee, indemnity or security in respect of money lent or obligations

undertaken by him or any of his associates or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; the giving to him or any of his associates of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or any of his associates or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he or any of his associates has himself/themselves assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security

(iii) where the company or any of its subsidiary undertakings is offering securities in which offer the director or any of his associates is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director or any of his associates is to participate;

(iv) any contract in which he or any of his associates is interested by virtue of his/their interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(v) any contract concerning any other company (not being a contract with a company either in which the director or any of his associates owns one per cent. or more, or in respect of which the director would be prevented from voting on, or being counted in the quorum in relation to, a resolution of the board under the Hong Kong Listing Rules) in which he or any of his associates is interested directly or indirectly whether as an officer, shareholder creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates to directors, his associates and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he or any of his associates benefits in a similar manner to the employees

and which does not accord to any director or any of his associates as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director or any of his associates owns one per cent. or more if and so long as (but only if and so long as) he, taken together with his associates, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate director, an interest of his appointer shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(H) Where a company in which a director or any of his associates owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a

general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

POWERS AND DUTIES OF THE BOARD

General powers of company vested in board

105. Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association of these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been given by this article shall not be limited by any special power given to the board by any other article.

Borrowing powers

106. The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

Delegation to committees

107. (A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee,

consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. References in this article to committees include sub-committees permitted under this article.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities and discretions being exercised by the board or by a committee authorised by the board.

Delegation to individual directors

108. The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities and discretions being exercised by the board or by a committee authorised by the board.

Agents

109. (A) The board may appoint any person as the company's attorney by granting a power of attorney or in some other way. The board may delegate its power to select attorneys to any person. The board or the persons who are authorised by it to select attorneys may decide on the purposes, powers, authorities and discretions of attorneys, but no attorney may be granted any power, authority or discretion which the board does not have under these articles.

(B) The board may decide the duration of a power of attorney and attach any conditions to it. A power of attorney may include any

provisions for the protection and convenience of any persons dealing with the attorney. A power of attorney may allow the attorney to grant any or all of his powers, authorities or discretions to any other person.

(C) The board can:

(i) delegate any of its powers, authorities or discretions to any manager or agent of the company;

(ii) allow managers or agents to delegate to another person;

(iii) remove any person it has appointed in any of these ways; and

(iv) cancel or change any of the powers, authorities and discretions which it has delegated, but this will not affect any person acting in good faith without notice of any such cancellation or change.

The board may in its absolute discretion impose conditions on any appointment or delegation by the board referred to in this article.

(D) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities and discretions being exercised by the board or by a committee authorised by the board.

Official seals

110. The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

Registers

111. Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place, and the board may make and vary such regulations as it may think fit respecting the keeping of any such branch register.

Provision for employees

112. The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation

or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

PROCEEDINGS OF THE BOARD

Board meetings

113. The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

Notice of board meetings

114. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Quorum

115. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be five. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

Directors below minimum through vacancies

116. The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or

director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

Appointment of chairman

117. The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. The chairman of the board or failing him a deputy chairman shall act as chairman at every meeting of the board. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. But if no chairman of the board or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting and willing to act, the directors present may choose one of their number to be chairman of the meeting. References in these articles to a deputy chairman include, if no one has been appointed to that title, a person appointed to a position with another title which the board designates as equivalent to the position of deputy chairman.

Competence of meetings

118. A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

Voting

119. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Participation in meetings by telephone

120. All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

Resolution in writing

121. A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a meeting of the board (if that number

is sufficient to constitute a quorum) or by all the members of a committee at the relevant time shall be as valid and effectual as a resolution passed at a meeting of the board or, as the case may be, of the committee properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors or members of the committee concerned. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Validity of acts of board or committee

122. All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

SECRETARY

Appointment and Removal of the Secretary

123. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

SEALS

Use of seals

124. The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

DIVIDENDS AND OTHER PAYMENTS

Declaration of dividends by company

125. The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Payment of interim and fixed dividends by board

126. Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

Calculation and currency of dividends

127. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(c) dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

Amounts due on shares may be deducted from dividends

128. The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

No interest on dividends

129. Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

Payment procedure

130. Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct and the company may agree, and the making of such payment shall be a good discharge to the company and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and accordingly, payment by any such system or other means shall constitute a good discharge to the company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

Uncashed dividends

131. The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial

instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

Forfeiture of unclaimed dividends

132. All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed. Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

Dividends not in cash

133. Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

Scrip dividends

134. The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some

part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) An ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined in the Listing Rules) of the company's ordinary shares over five consecutive dealing days selected by the board falling between the day the shares are first quoted "ex" the relevant dividend and the day before the allotment of the new shares or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(c) No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(d) The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non-receipt of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(e) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(f) The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or that for any other reason the offer should not be made to them;

(g) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(i) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(j) The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a

holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked in accordance with the procedure;

(k) The board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this article; and

(l) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

CAPITALISATION OF RESERVES

Power to capitalise reserves and funds

135. (A) The company may, subject to the rights attaching to any series of preference shares and upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article: (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company and (ii) where the amount capitalised is applied in paying up in full unissued shares, the company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

(B) Paragraph (A) of this article 135 shall not apply to any capitalisation of profits or reserves effected in accordance with the provisions of article 7.

Settlement of difficulties in distribution

136. Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

RECORD DATES

Power to choose any record date

137. Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

ACCOUNTING RECORDS

Records to be kept

138. The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

Inspection of records

139. No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company.

Summary financial statements

140. The company may send summary financial statements to members of the company instead of copies of its full accounts and reports and for the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Companies Acts. The company may meet, but shall be under no obligation to meet, any

request from any of its members to be sent additional copies of its full accounts and reports, or summary financial statements or other communications with members. The company may, in addition to sending one or more copies of its full accounts and reports, summary financial statements or other communications to its members, send one or more copies directly to any person or persons nominated by any member.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Service of notices

141. (A) Any notice or document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member, or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

(B) If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied in writing to the office a new registered address, or a postal address within the United Kingdom for the service of notices, or shall have informed the company, in such manner as may be specified by the company, of an address for the service of notices by electronic communications. For these purposes, a notice sent by post shall be treated as returned undelivered if the notice is sent back to the company (or its agents), and a notice sent by electronic communications shall be treated as returned undelivered if the company (or its agents) receives notification that the notice was not delivered to the address to which it was sent.

Record date for service

142. Any notice or document may be served, sent or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or delivery. No change in the register after that time shall invalidate that service, sending or delivery. Where any notice or document is served on or sent or delivered to any person in respect of a share in accordance with these articles, no person deriving

any title or interest in that share shall be entitled to any further service, sending or delivery of that notice or document.

Members resident abroad or on branch registers

143. (A) Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom at which notices or documents may be served upon, or delivered to, him shall be entitled to have notices or documents served upon or sent or delivered to him at that address. Any member whose registered address is not within the United Kingdom and who gives to the company an address for the purposes of electronic communications may, at the absolute discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the company.

(B) For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

Service of notice on person entitled by transmission

144. A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices shall be entitled to have served upon or delivered to him at such address any notice or document to which he would have been entitled if he were the holder of that share. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service, sending or delivery shall for all purposes be deemed a sufficient service, sending or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or sent or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or delivered in respect of any share registered in the name of that member as sole or joint holder.

When notice deemed served

145. Any notice or document, if sent by the company by post, shall be deemed to have been served or delivered on the day following that on which it was

put in the post if first class post was used or 72 hours after it was posted if first class post was not used and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice or document served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice or document. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. A notice or document placed on the company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. Proof that a notice or document contained in an electronic communication was given or sent in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice or document was given or sent. Any notice or document served, sent or delivered by the company by any other means authorised in writing by the member concerned shall be deemed to have been served, received or delivered when the company has carried out the action it has been authorised to take for that purpose.

Notices by members

146. Except as otherwise provided by these articles or as the board in its absolute discretion may determine, all notices to be given on the part of the members shall be left at or sent by registered letter to the office or may be left at or sent by registered post to any branch registry.

Notice when post not available

147. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom (or some part thereof) or within Hong Kong or of the relevant electronic communication system the company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, notice of the general meeting may be given to members affected by the suspension or curtailment by a notice advertised in at least one newspaper with a national circulation in the United Kingdom (and/or, as applicable, in newspapers in Hong Kong in accordance with the Hong Kong Listing Rules)Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper in the United Kingdom (and/or, as applicable, in newspapers in Hong Kong in accordance with the Hong Kong Listing Rules). If at least

six clear days prior to the meeting the sending of notices to addresses throughout the United Kingdom or in Hong Kong (as the case may be) or by electronic communications has again become generally possible, the company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.

DESTRUCTION OF DOCUMENTS

Presumptions where documents destroyed

148. If the company destroys or deletes:-

(a) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(b) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(c) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(d) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it,

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. If the documents relate to uncertificated shares, the company must comply with any requirements of the Uncertificated Securities Regulations which limit its ability to destroy these documents. Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

Distribution of assets otherwise than in cash

149. If the company commences liquidation, the liquidator may, with the sanction of the relevant resolution of the company as required by the Companies Acts and any other sanction required by the Companies Acts:-

(a) divide among the members (excluding any member holding shares as treasury shares) in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit,

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity of directors

150. Subject to the provisions of the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability.

FILE NUMBER 82-5188

Standard Chartered Bank

Reference Number ZC18
Directors' Report and Financial Statements
31 December 2004

Standard Chartered

Incorporated in England with limited liability by Royal Charter 1853

Standard Chartered Bank
Contents

Page

Standard Chartered Bank

Directors

B K Sanderson, Chairman
E M Davies, Deputy Chairman

G R Bullock
M B DeNoma
C A Keljik
R H Meddings
T J Miller
K S Nargolwala
A M G Rees
P A Sands

Secretary

J Bamford

Auditors

KPMG Audit Plc

Standard Chartered Bank
Report of the directors

The directors present their report and the audited financial statements of Standard Chartered Bank (the Company) for the year ended 31 December 2004.

Activities

The activities of the Company are banking and providing other financial services.

Results and dividends

The results for the year are given in the profit and loss account on page 9.

Interim dividends of $630 million were paid during the year (2003: $482 million). The directors do not recommend the payment of a final dividend (2003: nil).

Share capital

Details of the Company's share capital are given in note 36 to the accounts.

Loan capital

Details of the loan capital are given in note 35 to the accounts.

Hong Kong Incorporation

With effect from 1 July 2004, the Company locally incorporated it's business in Hong Kong. This involved an establishment of a wholly-owned subsidiary in Hong Kong to operate the banking business previously carried out by Standard Chartered Bank Hong Kong Branch.

Tangible fixed assets

Details of the tangible fixed assets of the Company are given in note 25 to the accounts.

Directors and their interests

The directors of the Company at the date of this report are listed on page 3. Mr A M G Rees and Mr T J Miller were appointed as directors on 30 July 2004 and 26 November 2004 respectively. Mr P T S Wong resigned as a director on 19 November 2004.

None of the directors have a beneficial interest in the shares of the Company or in any of its subsidiary undertakings.

All of the directors as at 31 December 2004, except for Mr G R Bullock, Mr T J Miller and Mr A M G Rees, are directors of the Company's ultimate holding company, Standard Chartered PLC and their interests in the share capital of that company are shown in its report and accounts.

Mr Bullock's interests in the share capital of Standard Chartered PLC are as follows:

	31 December 2004 Number of Shares	1 January 2004 Number of Shares
Shares	35,743	27,216
Executive and SAYE Share Schemes	414,503	418,915
2001 Performance Share Plan	89,659	77,591
Supplemental Executive Share Scheme	5,853	30,559
1997 Restricted Share Scheme	3,206	-

During the year Mr Bullock was granted an option over 64,136 shares under the 2000 Executive Share Scheme, granted an award over 3,206 shares under the 1997 Restricted Share Scheme and granted an award over 32,068 shares under the 2001 Performance Share Plan. An award over 13,908 shares was exercised and an award over 6,092 shares lapsed, under the 2001 Performance Share Plan. Mr Bullock exercised options over 68,548 shares under the 1994 Executive Share Scheme.

Standard Chartered Bank
Report of the directors

Directors and their interests (continued)

During the year an option over 24,706 shares lapsed under Supplemental Executive Share Scheme.

Mr Miller's interests in the share capital of Standard Chartered PLC are as follows:

	31 December 2004 Number of Shares	1 January 2004 Number of Shares
Shares	13,908	Nil
Executive and SAYE Share Schemes	341,010	287,563
1997 Restricted Share Scheme	9,566	9,566
2001 Performance Share Plan	91,289	84,566

During the year Mr Miller was granted an option over 53,447 shares under the 2000 Executive Share Scheme and an award over 26,723 shares under the 2001 Performance Share Plan. An award over 13,908 shares was exercised and an option over 6,092 shares to lapsed under the 2001 Performance Share Plan.

Mr Rees' interests in the share capital of Standard Chartered PLC are as follows:

	31 December 2004 Number of Shares	1 January 2004 Number of Shares
Shares	102,090	28
Executive and SAYE Share Schemes	572,834	504,572
1997 Restricted Shares	53,791	21,723
2001 Performance Share Plan	124,071	106,658
Supplemental Executive Share Scheme	38,721	71,567

During the year Mr Rees was granted an option over 74,826 shares under the 2000 Executive Share Scheme, an award over 32,068 shares under the 1997 Restricted Share Scheme and an award over 37,413 shares under the 2001 Performance Share Plan. An option over 6,564 shares was exercised under the 1994 Executive Share Option Scheme. An award over 13,908 shares was exercised and an award over 6,092 shares lapsed under the 2001 Performance Share Plan. An option over 32,846 shares under the Supplemental Executive Share Scheme lapsed.

Employees

The employment policies of the Company are designed to meet relevant social, statutory and market conditions and practices in each country where it operates. The Company communicates systematically with its employees on a wide range of issues, through briefings to managers, who are encouraged to hold subsequent meetings with staff, and through circulars, publications and videos.

The Company recognises its social and statutory duty to employ disabled people, and has followed a policy in the United Kingdom of providing the same employment opportunities for disabled people as for others wherever possible. If employees become disabled, every effort is made to ensure their continued employment with appropriate training where necessary.

Areas of operation

The Company operates through branches and subsidiaries in Asia Pacific, the Middle East, South Asia, Africa, the United Kingdom and the Americas.

Creditor payment policy

Operating businesses are responsible for agreeing the terms and conditions with their suppliers in the economies where they conduct business. It is the Company's policy to pay creditors when the amounts fall due for payment. For Standard Chartered Bank in the United Kingdom at 31 December 2004 there were 34 days' purchases outstanding.

Standard Chartered Bank
Report of the directors

Environmental policy

The Company recognises that it should minimise any adverse impact of the conduct of its business on the environment. It therefore aims to manage its businesses according to best practice with regard to the use of energy and other resources and by disposing of waste responsibly; by encouraging its customers to ensure that their products, processes and businesses do not damage the environment unnecessarily; and by taking environmental considerations into account in business decisions.

Auditor

KPMG Audit Plc have agreed to continue as the Company's auditor and a resolution for their re-appointment will be proposed at this year's annual general meeting in accordance with section 384 of the Companies Act 1985.

By order of the Court

J. Bamford

J Bamford
Secretary

16 February 2005

Standard Chartered Bank
Directors' Responsibility Statement

The following statement, which should be read in conjunction with the statement of respective responsibilities of directors and auditors on page 8, is made to distinguish the responsibilities of the directors for the financial statements from those of the auditors.

The directors are required by the Companies Act 1985 to prepare financial statements, which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the profit and loss for the financial year. The financial statements must be prepared on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The directors consider that, in preparing the financial statements on pages 9 to 56 inclusive, they have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

Independent auditor's report to the members of Standard Chartered Bank

We have audited the financial statements on pages 9 to 56.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Directors' Report and, as described on page 7, the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for an audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's affairs as at 31 December 2004 and of its results for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London
16 February 2005

Standard Chartered Bank
Profit and loss account
For the year ended 31 December 2004

	Notes	2004 $m	2003 $m
Interest receivable	1	3,452	3,656
Interest payable	2	(1,777)	(1,512)
Net interest income		1,675	2,144
Other finance income*		3	(12)
Dividend income	3	206	130
Fees and commissions receivable		1,100	1,026
Fees and commissions payable		(176)	(119)
Dealing profits and exchange	4	490	347
Other operating income	5	139	145
Net revenue		3,437	3,661
Administrative expenses:			
-Staff*	6	(1,079)	(1,079)
-Premises and equipment	6	(216)	(228)
-Other	6	(479)	(505)
Depreciation and amortisation	8	(163)	(202)
Total operating expenses		(1,937)	(2,014)
Profit before provisions		1,500	1,647
Provisions for bad and doubtful debts	17	(162)	(418)
Provisions for contingent liabilities and charges	33	(5)	-
Amounts recovered/(written off) fixed asset investments		3	(4)
Income from joint venture		2	-
Operating profit before taxation		1,338	1,225
Taxation*	11	(335)	(388)
Operating profit after taxation		1,003	837
Dividends on non-equity preference shares	12	(29)	(30)
Dividends on ordinary equity shares	13	(630)	(482)
Retained profit	37	344	325

* Comparative restated (see note 39 on page 45).

The notes on pages 12 to 56 form part of these accounts.

The results are all from continuing operations.

Standard Chartered Bank
Balance sheet
31 December 2004

	Notes	2004 $m	2003* $m
Assets			
Cash and balances at central banks		**760**	1,503
Cheques in course of collection		**172**	108
Treasury bills and other eligible bills	14	**1,508**	4,957
Loans and advances to banks	15	**12,662**	11,028
Loans and advances to customers	16	**39,816**	50,225
Due from subsidiary undertakings and related parties		**3,280**	2,520
Debt securities and other fixed income securities	20	**18,957**	16,590
Equity shares and other variable yield securities	21	**83**	298
Investments in subsidiary undertakings	22	**12,616**	8,897
Interests in Joint Ventures	23	**187**	-
Intangible fixed assets	24	**82**	177
Tangible fixed assets	25	**351**	669
Other assets	27	**7,884**	11,550
Prepayments and accrued income		**825**	937
Total assets		**99,183**	109,459
Liabilities			
Deposits by banks	28	**14,244**	10,508
Customer accounts	29	**39,203**	60,284
Debt securities in issue	30	**4,826**	5,376
Due to subsidiary undertakings and related parties		**12,869**	5,445
Other liabilities	31	**12,084**	13,134
Accruals and deferred income		**1,061**	990
Provision for liabilities and charges	33	**46**	11
Pension and post retirement liabilties net of deferred tax	34	**112**	121
Subordinated liabilities:			
- Undated loan capital	35	**1,588**	1,568
- Dated loan capital (including non equity interests)	35	**4,628**	4,382
Called up share capital	36	**3,091**	3,091
Share premium account	37	**968**	968
Capital reserve	37	**35**	35
Revaluation reserve	37	**839**	206
Profit and loss account	37	**3,589**	3,340
Shareholders' funds (including non equity interests)		**8,522**	7,640
Total liabilities and shareholders' funds		**99,183**	109,459
Memorandum items			
Contingent liabilities:			
- Acceptances and endorsements	38	**834**	598
- Guarantees and irrevocable letters of credit	38	**12,119**	11,803
- Other contingent liabilities	38	**2,764**	4,632
		15,717	17,033
Commitments	38	**26,590**	35,766

* Comparative restated (see note 39 on page 45)

These accounts were approved by the Court of Directors on 16 February 2005 and signed on its behalf by:

E M Davies
Deputy Chairman

P A Sands
Executive Director

Standard Chartered Bank
Statement of total recognised gains and losses
For the year ended 31 December 2004

	2004 $m	2003* $m
Profit for the year attributable to shareholders	**1,003**	837
Exchange translation differences	**68**	(3)
Acturial loss on retirement benefits	**(3)**	(71)
Deferred tax on acturial gain on retirement benefits	**1**	21
Increase in net assets of Group undertakings	**472**	230
	1,541	1,014
Prior year adjustments**	**(186)**	
Total recognised gains and losses since last annual report	**1,355**	

* Comparative restated (see note 39 on page 45)
**Including comparative acturial gains/losses in prior periods

Note of historical cost profits and losses
For the year ended 31 December 2004

There is no material difference between the result as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

Standard Chartered Bank
Principal accounting policies

Accounting convention

These accounts have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets and dealing positions. The following accounting policies have been consistently applied with the exception of the changes detailed in 'Restatement of comparative figures' in note 39.

The accounts are drawn up in accordance with Part VII Chapter II of the Companies Act 1985, applicable Accounting Standards and the British Bankers' Association's Statements of Recommended Accounting Practice.

As the Company is a wholly-owned subsidiary and its ultimate parent company, Standard Chartered PLC, has published a consolidated cash flow statement dealing with the consolidated cash flows of the Group, the Company does not prepare a cash flow statement.

Group accounts

As permitted under S228 of the Companies Act 1985, group accounts have not been prepared as the Company is a wholly-owned subsidiary of another body corporate registered in England and Wales. These accounts present information about the company as an individual undertaking and not about its group.

Bad and doubtful debts

Provisions for bad and doubtful debts are held in respect of loans and advances, including cross border exposures. The provisions comprise two elements - specific and general.

Provisions against loans and advances are based on an appraisal of the loan portfolio. Specific provisions are made where the repayment of identified loans is in doubt and reflect an estimate of the amount of loss expected. The general provision is for the inherent risk of loan losses which, although they have not been separately identified, are known from experience to be present in any loan portfolio. The amount of the general provision reflects past experience and judgements about current conditions in particular locations or business sectors.

Provisions are made against cross border exposures where a country may experience or has experienced external liquidity problems and doubts exist as to whether full recovery will be achieved.

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable.

Interest on loans and advances is accrued to income until such time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

Debt securities, equity shares and treasury bills

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Company's activities are classified as investment securities. They include portfolios of securities held in countries where the Company is required to maintain a stock of liquid assets. Investment securities are stated at cost less any amounts written off in the event that the carrying value is not fully recoverable.

Standard Chartered Bank
Principal accounting policies

Debt securities, equity shares and treasury bills (continued)

The cost of dated investment securities is adjusted to reflect the amortisation or accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as dealing securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

Deferred taxation

In accordance with Financial Reporting Standard 19 – Deferred Tax, deferred taxation is provided in full, subject to the recoverability of deferred tax assets, on timing differences at the rates of taxation anticipated to apply when the differences crystallise, arising from the inclusion of income and expenditure in taxation computations in periods different from these in which they are included in the financial statements.

Equipment leased to customers and instalment credit agreements

Assets leased to customers under agreements, which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. The balance sheet amount represents total minimum lease payments receivable less unearned income. Income from finance leases is recognised in the profit and loss account in proportion to the funds invested. Fixed rate instalment credit agreements are treated in a similar manner to finance leases.

Lease agreements other than finance leases are classified as operating leases. Operating leases are included in loans and advances but are treated as fixed assets and depreciated over the shorter of the lease term and the estimated useful life of the asset. The profits arising from operating leases are recognised in the profit and loss account on a straight line basis over the duration of each lease.

Income arising from the residual interest in instalment credit agreements, which have been sold is credited to the profit and loss account as it accrues. Expenses incurred in generating this income are deferred and amortised over the duration of the income flow and in proportion to it.

Foreign currencies

Assets and liabilities in foreign currencies other than non-monetary assets are expressed in US dollar terms at rates of exchange ruling on the balance sheet date. Profits and losses earned in foreign currencies are expressed in US dollar terms at the average exchange rate of each currency against the US dollar during the year. Exchange differences arising from the balance sheet period end rate and the profit and loss average rate are taken to reserves. Translation differences arising from positions taken to hedge such profits and losses are included in the profit and loss account.

Translation differences arising from the application of closing rates of exchange to opening net assets denominated in foreign currencies and from related foreign currency balances are taken directly to reserves.

Exchange differences arising on the translation of opening net monetary assets and results of operations in areas experiencing hyper-inflation are included in the profit and loss account. Non-monetary assets in these areas are not retranslated.

All other exchange differences arising from normal trading activities, and on branch profit and dividend remittances to the United Kingdom, are included in the profit and loss account.

Standard Chartered Bank
Principal accounting policies

Investments in subsidiary undertakings and joint ventures

Investments in subsidiary undertakings and joint ventures are stated in the balance sheet at the aggregate of the attributable share of their net assets plus unamortised goodwill, together with any long term loans provided by the Company to them.

Off-balance sheet financial instruments

Off-balance sheet financial instruments are valued with reference to market prices and the resultant profit or loss is included in the profit and loss account, except where the position in the instrument has been designated as a hedge when the profit or loss resulting from marking them to market is dealt with in the same way as the accounting treatment applied to the position hedged.

Retirement benefits

The Company operates retirement benefit schemes throughout the world. Arrangements for retirement benefits for members of staff are made in a variety of ways in accordance with local regulations and customs. The major schemes are of the defined benefit type. The pension costs relating to these schemes are assessed in accordance with the advice of qualified actuaries. The assets of the schemes are generally held in separate funds administered by trustees.

The cost of providing pensions and other post-retirement benefits for employees is charged to the profit and loss account over their expected working lives.

The Company has adopted FRS17 – Retirement Benefits in full from 1 January 2004. In prior years the Company complied with the transitional requirements of this standard. In accordance with FRS17, the operating and financing costs of defined benefit pension and post-retirement schemes are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the Statement of Total Recognised Gains and Losses. For defined contribution schemes, contributions are charged to the profit and loss account when payable.

Sale and repurchase agreements

These are arrangements under which assets are sold by one party to another on terms that provide for the seller to repurchase the assets in certain circumstances at a later date.

Where the substance of the transaction is that of a secured loan, the sale and any apparent profit will not be recorded as such in the books of the seller, but the proceeds of sale will be recorded as a deposit.

Swaps and sales of assets

Assets acquired in the same line as the original underlying asset through debt exchange transactions are included in the accounts at directors' assessment of their fair value. Where the asset represents exposure to a country which is experiencing payment difficulties, it is stated at its principal amount and any provision required to reduce the exposure to its fair value is included with other provisions of a like nature.

Profits and losses on sales of assets are calculated by reference to their net carrying amount, whether at historical cost (less any provisions made) or at a valuation, at the time of disposal.

Standard Chartered Bank
Principal accounting policies

Tangible fixed assets

Freehold and long leasehold premises (premises with unexpired lease terms of 50 years or more) are included in the accounts at their historical cost or at the amount of any subsequent valuation. Leasehold premises with no long- term premium value are not revalued.

Land is not depreciated. Freehold premises are amortised on a straight-line basis over their estimated residual lives. Leasehold premises are amortised over the remaining term of each lease on a straight- line basis.

Equipment, including fixed plant in buildings, computers and capitalised software development expenditure, is stated at cost and is depreciated on a straight-line basis over its expected economic life, which is six years on a weighted average basis.

Intangible fixed assets

Any purchased goodwill is capitalised and amortised to nil, on a straight-line basis, over its estimated useful life. The amortisation period of capitalised goodwill is up to 20 years, being the period over which the Company expects to derive economic benefit from the assets. Purchased goodwill in respect of acquisitions before 1 January 1998 was written off through reserves in the year of acquisition and has not been restated. Any goodwill previously written off through reserves is charged through the profit and loss account in the year of disposal.

Fees and commissions

Fees or commissions which represent a payment for a service provided in setting up a transaction, are credited to the profit and loss account once they are receivable.

Fees or commissions which, in substance, amount to an additional interest charge, are recognised over the life of the underlying transaction on a level yield basis.

Related party transactions

Based on the Financial Reporting Standard 8 exemption, transactions with entities that are part of the Standard Chartered Group or investees of the Group qualifying as related parties are not disclosed.

Standard Chartered Bank
Notes to the Accounts

1. Interest Receivable

	2004 $m	2003 $m
Balances at central banks	2	2
Treasury bills and other eligible bills	72	119
Loans and advances to banks	391	311
Loans and advances to customers	2,274	2,537
Listed debt securities	281	298
Unlisted debt securities	389	343
Group undertakings	43	46
	3,452	3,656

2. Interest Payable

	2004 $m	2003 $m
Deposits by banks	454	365
Customer accounts:		
Current and demand accounts	100	49
Savings deposits	46	46
Time deposits	555	563
Debt securities in issue	81	106
Subordinated loan capital:		
Wholly repayable within 5 years	80	37
Other	161	263
Group undertakings	300	83
	1,777	1,512

3. Dividend Income

	2004 $m	2003 $m
Income from Group undertakings	206	130

4. Dealing Profits and Exchange

	2004 $m	2003 $m
Income from foreign exchange dealing	348	293
Profits less losses on dealing securities	11	13
Other dealing profits and exchange	131	41
	490	347

Standard Chartered Bank
Notes to the Accounts

5. Other Operating Income

	2004 $m	2003 $m
Other operating income includes:		
Profit less losses on disposal of investment securities	108	133

Profit less losses on disposal of investment securities includes $95 million arising on the disposal of investment in KorAm in April 2004.

6. Administrative Expenses

	2004 $m	2003* $m
Staff costs:		
Wages and salaries	825	777
Social security costs	22	17
Other pensions costs (note 7 and 34)	71	69
Other staff costs	161	216
	1,079	1,079
Premises and equipment expenses:		
Rental of premises	108	130
Other premises and equipment costs	100	86
Rental of computers and equipment	8	12
	216	228
Other expenses:	479	505
Total administrative expenses:	1,774	1,812

* Comparative restated (see note 39 on page 45).

Other expenses includes $6.7 million (2003: $4.3 million) in respect of auditors' remuneration. The auditors of the Company, KPMG Audit Plc and their associated firms, also received $2.7 million (2003: $2.5 million) in respect of non-audit services in the UK.

7. Retirement Benefits

With effect from 1 January 2004 the Company fully adopted Financial Reporting Standard 17 – Retirement Benefits (FRS17).

The disclosures required under FRS17 have been calculated for all relevant plans by qualified independent actuaries based on the most recent full actuarial valuations updated to 31 December 2004 (the effective date of the full valuations ranges between 31 December 2002 and 31 December 2004). Actuarial gains and losses during the period reflect conditions at the balance sheet date and are recognised in the Statement of Total Recognised Gains and Losses.

The total charge for benefits under the Bank's retirement benefit schemes was $68 million (2003: $81 million), of which $37 million (2003: $38 million) was for defined benefit pension schemes, $33 million (2003: $29 million) was for defined contribution pension schemes and $1 million (2003: $2 million) was for post-retirement benefits other than pensions. The finance income was $3 million (2003: charge of $12 million).

Standard Chartered Bank
Notes to the Accounts

7. Retirement Benefits (continued)

The total loss recognised in the Statement of Total Recognised Gains and Losses before tax is $3m (2003: $71m).

UK Fund

The financial position of the Bank's principal retirement benefit scheme, the Standard Chartered Pension Fund (the "Fund") (a defined benefit scheme) is assessed in the light of the advice of an independent qualified actuary. The most recent actuarial assessment of the Fund for the purpose of funding was performed as at 31 December 2002 by T. Cunningham, Fellow of the Institute of Actuaries, of Lane, Clark and Peacock Actuaries, using the projected unit method. The assumptions having the most significant effect on the outcome of the valuation were:

Return from investments held for pensioners	5.0 per cent per annum
Return from investments held for non-pensioners before retirement	6.4 per cent per annum
Return from investments held for non-pensioners after retirement	5.2 per cent per annum
General increase in salaries	4.8 per cent per annum
Increase in pensions:	
In deferment (where applicable)	2.3 per cent per annum
In payment* (pre April 1997 service)	2.3 per cent per annum
In payment (post April 1997 service)	2.3 per cent per annum

*Applies to discretionary increases and some guaranteed increases.

Applying these assumptions, at the valuation date the market value of the assets of the Fund ($1,197 million) was sufficient to cover 97 per cent of the benefits that had accrued to members (84 per cent including the allowance for discretionary benefit increases). The Bank paid an additional contribution of $114 million into the Fund on 30 December 2003 to improve the financial position of the Fund. No further additional contributions were paid during 2004 and none are currently expected to be required until 1 January 2009.

Contributions payable to the Fund during 2004 totalled $14m (2003: $139m) and regular contributions were set at 22.5 per cent of pensionable salary for all United Kingdom and seconded staff and 38.4 per cent of pensionable salary for international staff. Due to the closure of the UK Fund to new entrants, the current service cost will increase as the members of the scheme approach retirement.

Pension costs for the purpose of these accounts were assessed using the same method, but the assumptions were different in several respects.

Standard Chartered Bank
Notes to the Accounts

7. **Retirement Benefits (continued)**

With effect from 1 July 1998 the Fund was closed to new entrants and new employees have subsequently been offered membership of a defined contribution scheme.

Overseas Schemes

The principal overseas defined benefit pension schemes operated by the Bank are in India and the United States. As a result of the local incorporation of the Bank's Hong Kong business it has not been included in the 2004 reporting. For the transitional reporting, under FRS17, in previous years only the two main countries, together with Hong Kong, were included. As part of the full introduction of FRS17 the reporting has been extended to include all defined benefit schemes operated by the Bank.

The disclosures required under 'FRS17' have been calculated by qualified independent actuaries based upon the most recent full actuarial valuations updated to 31 December 2004. (The effective date of the full valuations range between 31 December 2002 and 31 December 2004).

Separate figures are disclosed for the UK Fund, Overseas Schemes, Post Retirement Medical and Other Unfunded Schemes.

The financial assumptions used at 31 December 2004 were:

Funded Defined Benefit Schemes

	UK Fund			Overseas Schemes [2]		
	2004	2003	2002	**2004**	2003	2002
Price inflation	**2.80%**	2.80%	2.30%	**2.70-4.50%**	2.00-3.50%	1.50-3.50%
Salary increases	**5.30%**	5.30%	4.80%	**4.00-5.00%**	4.00-5.00%	4.00-7.00%
Pension increases	**2.40%**	2.40%[1]	2.30%	**N/A**	N/A	N/A
Discount rate	**5.40%**	5.50%	5.70%	**6.20-8.50%**	5.00-7.00%	5.00-8.50%
Post retirement medical trend rate	**N/A**	N/A	N/A	**N/A**	N/A	N/A

[1] Pension increased for the UK Fund range from 2.2 per cent to 2.6 per cent. The average has been stated. Deferred pension increases for the UK Fund are assumed to be 2.8 per cent.
[2] These range of assumptions shown are for the main overseas schemes only.

Unfunded Schemes

	Post Retirement Medical [1]			Other		
	2004	2003	2002	**2004**	2003	2002
Price inflation	**2.70%**	2.50%	1.75%	**2.00-6.00%**	2.50-3.50%	1.75-3.50%
Salary increases	**4.00%**	4.00%	4.00%	**4.00-8.00%**	4.00-5.30%	4.00-7.00%
Pension increases	**N/A**	N/A	N/A	**0.00-2.40%**	0.00-2.40%	0.00-2.30%
Discount rate	**6.20%**	6.25%	6.75%	**3.00-10.0%**	5.50-7.00%	5.70-8.50%
Post retirement medical trend rate	**9% in 2004 reducing by 1% per annum to 5% in 2008**	10% in 2003 reducing by 1% per annum to 5% in 2008	10% in 2002 reducing by 1% per annum to 5% in 2007	**N/A**	N/A	N/A

[1] These values only cover the Post-Retirement Medical Plan in the United States.

Standard Chartered Bank
Notes to the Accounts

7. Retirement Benefits (continued)

The assets and liabilities of the schemes, attributable to defined benefit members, at the year end were:

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas Schemes		Post Retirement Medical		Other	
31 December 2004	Expected return on assets %	Value $ m	Expected return on assets %	Value $ m	Expected return on assets %	Value $ m	Expected return on assets %	Value $ m
Equities	8.4%	649	7.0-9.59%	36	N/A	N/A	N/A	N/A
Bonds	4.76-5.4%	916	6.0-7.0%	29	N/A	N/A	N/A	N/A
Property	N/A	-	N/A	-	N/A	N/A	N/A	N/A
Others	4.6%	31	1.75-7.0%	17	N/A	N/A	N/A	N/A
Total market value of assets		1,596		82		N/A		N/A
Present value of the schemes' liabilities		(1,679)		(98)		(11)		(43)
Deficit recognised*		(83)		(16)		(11)		(43)
Related deferred tax asset		25		4		3		13
Net pension asset/(liability)		(58)		(12)		(8)		(30)

* No scheme contains a surplus that is non-recoverable

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas Schemes		Post Retirement Medical		Other	
31 December 2003	Expected return on assets %	Value $ m	Expected return on assets %	Value $ m	Expected return on assets %	Value $ m	Expected return on assets %	Value $ m
Equities	8.6%	543	7.0-9.5%	104	N/A	N/A	N/A	N/A
Bonds	4.8-5.5%	813	6.0-7.0%	76	N/A	N/A	N/A	N/A
Property	6.7%	1	N/A	-	N/A	N/A	N/A	N/A
Others	4.9%	73	2.5-7.0%	6	N/A	N/A	N/A	N/A
Total market value of assets		1,430		186		N/A		N/A
Present value of the schemes liabilities		(1,509)		(226)		(12)		(34)
Deficit recognised*		(79)		(40)		(12)		(34)
Related deferred tax asset		24		11		4		8
Net pension asset/(liability)		(55)		(29)		(8)		(26)

* No scheme contains a surplus that is non-recoverable.

Standard Chartered Bank
Notes to the Accounts

7. Retirement Benefits (continued)

31 December 2002	Funded Defined Benefit Schemes: UK Fund Expected return on assets %	UK Fund Value $ m	Overseas Schemes Expected return on assets %	Overseas Schemes Value $ m	Unfunded Schemes: Post Retirement Medical Expected return on assets %	Post Retirement Medical Value $ m	Other Expected return on assets %	Other Value $ m
Equities	8.3%	237	7.0-9.5%	78	N/A	N/A	N/A	N/A
Bonds	4.5%	855	6.0-8.5%	73	N/A	N/A	N/A	N/A
Property	6.4%	1	N/A	-	N/A	N/A	N/A	N/A
Others	4.6%	35	1.75-7.0%	4	N/A	N/A	N/A	N/A
Total market value of assets		1,128		155		N/A		N/A
Present value of the schemes liabilities		(1,235)		(221)		(14)		(16)
Deficit recognised*		(107)		(66)		(14)		(16)
Related deferred tax asset		32		20		4		5
Net pension asset/(liability)		(75)		(46)		(10)		(11)

*No scheme contains a surplus that is non-recoverable.

The pension expense for defined benefit schemes on the FRS17 basis was:

Year ended 31 December 2004	Funded Defined Benefit Schemes: UK Fund $ m	Overseas $ m	Unfunded Schemes: Post Retirement Medical $ m	Other $ m	Total $ m
Current service cost	15	11	-	8	34
Past service cost	1	1	-	1	3
Total charge to operating profit	16	12	-	9	37
Expected return on pension scheme assets	(91)	(6)	-	-	(97)
Interest on pension scheme liabilities	84	7	1	2	94
Credit to investment income	(7)	1	1	2	(3)
Total charge to profit before deduction of tax	9	13	1	11	34
(Gain)/loss on assets*	(20)	(2)	-	-	(22)
Experience gain on liabilities	-	3	(1)	(1)	1
Loss on change of assumptions	23	1	-	-	24
Total loss/(gain) recognised in Statement of Total Recognised Gains and Losses before tax	3	2	(1)	(1)	3
Deferred taxation	(1)	-	-	-	(1)
Total loss/(gain) after tax	2	2	(1)	(1)	2

* In excess of expected return

Standard Chartered Bank
Notes to the Accounts

7. Retirement Benefits (continued)

Year ended 31 December 2003	Funded Defined Benefit Schemes		Unfunded Schemes		
	UK Fund $ m	Overseas $ m	Post Retirement Medical $ m	Other $ m	Total $ m
Current service cost	11	16	-	4	31
Past service cost	(2)	-	-	8	6
Loss on settlement & curtailments	-	1	-	-	1
Total charge to operating profit	9	17	-	12	38
Expected return on pension scheme assets	(59)	(12)	-	-	(71)
Interest on pension scheme liabilities	69	12	1	1	83
Credit to investment income	10	-	1	1	12
Total charge to profit before deduction of tax	19	17	1	13	50
(Gain)/loss on assets*	(42)	(14)	-	-	(56)
Experience gain on liabilities	15	(5)	(3)	2	9
Loss on change of assumptions	109	5	1	3	118
Total loss/(gain) recognised in Statement of Total Recognised Gains and Losses before tax	82	(14)	(2)	5	71
Deferred taxation	(24)	4	1	(2)	(21)
Total loss/(gain) after tax	58	(10)	(1)	3	50

* In excess of expected return

Movement in the pension schemes and post-retirement medical deficit during the year comprise:

Year ended 31 December 2004	**Funded Defined Benefit Schemes**		**Unfunded Schemes**		
	UK Fund $ m	**Overseas $ m**	**Post Retirement Medical $ m**	**Other $ m**	**Total $ m**
Surplus/(deficit) at beginning of year	**(79)**	**(40)***	**(12)**	**(34)***	**(165)**
Contributions	**14**	**40**	**1**	**1**	**56**
Current service cost	**(15)**	**(11)**	**-**	**(8)**	**(34)**
Past service cost	**(1)**	**(1)**	**-**	**(1)**	**(3)**
Other finance income	**7**	**(1)**	**(1)**	**(2)**	**3**
Actuarial loss	**(3)**	**(2)**	**1**	**1**	**(3)**
Exchange rate adjustment	**(6)**	**(1)**	**-**	**-**	**(7)**
Surplus/(deficit) at the end of the year	**(83)**	**(16)**	**(11)**	**(43)**	**(153)**

Standard Chartered Bank
Notes to the Accounts

7. Retirement Benefits (continued)

Year ended 31 December 2003	Funded Defined Benefit Schemes UK Fund $ m	Funded Defined Benefit Schemes Overseas $ m	Unfunded Schemes Post Retirement Medical $ m	Unfunded Schemes Other $ m	Total* $ m
Surplus/(deficit) at beginning of year	(107)	(66)	(14)	(16)	(203)
Contributions	139	28	1	1	169
Current service cost	(11)	(16)	-	(4)	(31)
Past service cost	2	-	-	(8)	(6)
Settlement/curtailment cost	-	(1)	-	-	(1)
Other finance income	(10)	-	(1)	(1)	(12)
Actuarial loss	(82)	14	2	(5)	(71)
Exchange rate adjustment	(10)	1	-	(1)	(10)
Surplus/(deficit) at the end of the year	(79)	(40)	(12)	(34)	(165)

*These numbers differ from the 31 December 2003 figures as they include a number of smaller arrangements excluded on grounds of materiality from last years transitional reporting under FRS17

The history of experience gains and losses for the financial year is as follows:

	2004	2003
(Gain)/loss on scheme assets		
Amount ($ million)	(22)	(56)
% of scheme assets at end of year	1.31%	3.47%
Experience loss/(gain) on scheme liabilities		
Amount ($ million)	1	9
% of scheme liabilities at end of year	0.05%	0.51%
Total actuarial loss recognised in year		
Amount ($ million)	3	71
% of scheme liabilities at end of year	0.16%	3.99%

8. Depreciation and Amortisation

	2004 $m	2003 $m
Goodwill	18	21
Premises	23	33
Equipment	122	148
	163	202

9. Staff Numbers

The average number of persons employed by the Company during the year was as follows:

	2004	2003
Managers	709	710
Clerical staff	17,207	17,220
	17,916	17,930

Standard Chartered Bank
Notes to the Accounts

10. Directors

Remuneration of directors

Remuneration of the directors is shown below.

	2004				2003			
	Salary $000	**Bonus $000**	**Benefits $000**	**Total $000**	Salary $000	Bonus $000	Benefits $000	Total $000
B K Sanderson	**577**	**916**	**2**	**1,495**	334	409	-	743
E M Davies	**1,369**	**2,576**	**68**	**4,013**	1,078	1,581	82	2,741
G R Bullock	**552**	**812**	**74**	**1,438**	470	531	57	1,058
M B DeNoma (c)	**731**	**1,329**	**504**	**2,564**	633	932	511	2,076
C A Keljik	**754**	**1,237**	**28**	**2,019**	646	818	25	1,489
R H Meddings	**731**	**1,224**	**35**	**1,990**	572	690	28	1,290
T J Miller (a)	**496**	**889**	**21**	**1,406**	-	-	-	-
K S Nargolwala (c)	**731**	**877**	**483**	**2,091**	633	545	584	1,762
A M G Rees (b) (c)	**641**	**1,833**	**499**	**2,973**	-	-	-	-
P A Sands	**859**	**1,649**	**51**	**2,559**	736	1,022	43	1,801
P T S Wong (d)	**466**	**-**	**324**	**790**	467	515	292	1,274
Total	**7,907**	**13,342**	**2,089**	**23,338**	5,569	7,043	1,622	14,234

Notes:

a) Mr Miller was appointed as a director on 26 November 2004.

b) Mr Rees was appointed as a director on 30 July 2004.

c) Expatriate directors carrying out their duties overseas have their remuneration adjusted to take into account local living costs. This adjustment is to put them in a position, after taking into account taxation differentials, where they are no worse off as a result of carrying out their duties overseas. The benefits column includes additional benefits such as allowances for working overseas or the provision of accommodation granted to directors working overseas. The benefits column includes amounts relating to car allowances and medical and life insurance benefits. The expatriate directors, Mr DeNoma, Mr Nargolwala and Mr Rees carry out their duties overseas and have their remuneration adjusted to take local living costs into account. This adjustment is to put them in a position, after taxation differentials, where they are no worse off as a result of carrying out their duties overseas. The benefits column for the expatriate directors includes additional benefits, such as allowances for working overseas, the provision of accommodation or education of children, granted to directors working overseas. For Mr DeNoma, Mr Nargolwala and Mr Rees these allowances and benefits amounted to $503,508 (2003: $510,940), $483,192 (2003: $583,608) and $499,266 (2003: nil) respectively.

d) Mr Wong resigned as a director resigned as a director on 19 November 2004.

Pensions of directors

All of the executive directors, except the Chairman, are eligible for retirement benefits. The Company policy is to provide a retirement benefit equivalent to two-thirds of base salary for those who have completed at least 20 years' service with the Company at retirement. The retirement benefits are provided through a combination of approved and/or unapproved defined benefit and cash structures depending upon when the executive director joined the Company and his geographical location. The defined benefit plans comprise a combination of the Standard Chartered Pension Fund, an approved non-contributory scheme, and an unapproved unfunded retirement benefit scheme. The approved unfunded retirement benefit scheme provides that part of the benefit which cannot be delivered through the approved scheme are designed to mirror the provisions of the Standard Chartered Pension Fund. Under the defined benefit plan, the increase in accrued pension during the year itemised in the table below is shown net of an allowance for inflation of 3.4 per cent (2003: 2.5 per cent).

Standard Chartered Bank
Notes to the Accounts

10. Directors (continued)

		2004				2003			
		Defined Contribution plans: contribution during the year $000	Defined benefit plan: increase in accrued pension during the year $000	Defined benefit plan: total accrued pension at year end $000	Defined benefit plan: transfer value of total accrued pension at year end $000	Defined contribution plans: contribution during the year $000	Defined benefit plan: increase in accrued pension during the year $000	Defined benefit plan: total accrued pension at year end $000	Defined benefit plan: transfer value of total accrued pension at year end $000
E M Davies	Age 52	-	64	188	3,657	27	51	107	1,956
G R Bullock	Age 51	-	28	77	1,407	65	25	43	690
M B DeNoma	Age 48	201	-	-	-	173	-	-	-
C A Keljik	Age 56	-	29	557	10,058	-	30	456	8,162
R H Meddings	Age 46	-	30	94	1,602	53	22	55	762
T J Miller	Age 47	-	17	41	845	-	-	-	-
K S Nargolwala	Age 54	-	48	96	1,918	-	41	41	818
AMG Rees	Age 48	-	7	167	3,327	-	-	-	-
P A Sands	Age 43	-	29	59	1,313	70	26	26	551
P T S Wong	Age 52	-	67	525	-	-	68	458	-
Total		201	319	1,804	24,127	388	263	1,186	12,939

Former directors

Amounts paid by the Company in addition to pension fund payments under the pension scheme to former directors or their dependants in respect of post-retirement benefits amounted to $307,199 (2003: $264,921). There were no other payments to former directors.

Transactions with directors, officers and others

As at 31 December 2004, the aggregate amounts of loans to directors and officers, to be disclosed pursuant to the Companies Act 1985 (the "Act") were as follows:

	2004		2003	
	Number	**$000**	Number	$000
Directors	-	-	3	5,578
Officers*	7	2,396	11	812

* *For this disclosure, the term 'officers' means band 1 senior management.*

On 27 August 2004, Standard Chartered Links (HK) Limited, a wholly owned subsidiary of the Company, completed the acquisition of the entire issued share capital of Advantage from Goland Investment Limited, Winsgreat Limited (a wholly owned subsidiary of Sun Hung Kai Properties Limited ('SHK')) and Warshall Holdings Limited.

Mr Raymond Kwok, one of the directors of Standard Chartered Bank (Hong Kong) Limited (a wholly owned subsidiary of the Company), is deemed to be interested (withing the meaning of the Hong Kong Securities and Futures Ordinance) in 44.96 per cent of the shares in SHK, which in turn owns all the shares in Winsgreat Limited. Accordingly, Winsgreat is an associate of Mr Know and the acquisition of Winsgreat's shares in Advantage is a connected transaction for the Company.

There were no other transactions, arrangements or agreements outstanding for any director, connected person or officer of the Company which have to be disclosed under the Act.

Standard Chartered Bank
Notes to the Accounts

11. Taxation

	2004 $m	2003* $m
Analysis of taxation charge in the year		
The charge for taxation based upon the profits for the period comprises:		
United Kingdom corporation tax at 30% (2003: 30 per cent)		
Current tax charge for the year	309	299
Adjustments in respect of prior periods	16	(11)
Double taxation relief	(292)	(240)
Foreign tax:		
Current tax on income for the year	342	307
Adjustments in respect of prior periods	(2)	(22)
Total current tax	373	333
Deferred tax:		
Origination/reversal of timing differences	(38)	55
Tax on profits on ordinary activities	335	388

Factors affecting the taxation charge for the current year

The current taxation charge for the year is lower that the standard rate of corporation tax in the United Kingdom, 30 per cent. The differences are explained below:

	2004 $m	2003* $m
Current tax reconciliation:		
Profit on ordinary activities before taxation	1,338	1,225
Current tax at 30 per cent (2003: 30 per cent)	401	368
Effects of:		
Goodwill amortisation not deductible for tax purposes	6	6
Higher taxes on overseas earnings	50	67
Adjustments to tax charge in respect of previous periods	14	(42)
Tax free disposal of subsidiaries	(30)	-
Other items	(68)	(66)
Total current taxation charge	373	333

* Comparative restated (see note 39 on page 45).

12. Dividends on Non-equity Preference Shares

	2004 $m	2003 $m
Non-cumulative $5 preference shares	29	30

Standard Chartered Bank
Notes to the Accounts

13. Dividends on Ordinary Equity Shares

	2004 $m	2003 $m
Interim Paid	630	300
Final	-	182
	630	482

14. Treasury Bills and Other Eligible Bills

	2004 $m	2003 $m
Dealing securities	83	104
Investment securities	1,425	4,853
	1,508	4,957

The estimated market value of treasury bills and similar securities held for investment purposes amounted to $1,423 million (2003: $4,855 million).

The change in the book amount of treasury bills and similar securities held for investment purposes comprised:

	Historical cost $m	Amortisation of discounts/ premiums $m	Book Amount $m
At 1 January 2004	4,805	48	4,853
Exchange translation differences	(16)	3	(13)
Additions	7,253	-	7,253
Maturities and disposals	(7,287)	(3)	(7,290)
Amortisation of discounts and premiums	-	9	9
Other movements	(3,400)	13	(3,387)
At 31 December 2004	1,355	70	1,425

At 31 December 2004 unamortised discounts on treasury bills and similar securities held for investment purposes amounted to $3 million (2003: $11 million) and unamortised premiums amounted to $1 million (2003: $1 million).

Standard Chartered Bank
Notes to the Accounts

15. Loans and Advances to Banks

	2004 $m	2003 $m
Repayable on demand	**2,432**	2,462
With a residual maturity of:		
- 3 months or less	**5,673**	4,275
- Between 3 months and 1 year	**3,395**	3,212
- Between 1 and 5 years	**636**	631
- Over 5 years	**591**	516
	12,727	11,096
Provisions for bad and doubtful debts (note 17)	**(53)**	(59)
Interest in suspense (note 18)	**(12)**	(9)
	12,662	11,028

Loans and advances to banks include balances with central banks and other regulatory authorities amounting to $1,494 million (2003: $1,098 million) which are required by local statute and regulation.

16. Loans and Advances to Customers

	2004 $m	2003 $m
Repayable on demand	**4,181**	5,110
With a residual maturity of:		
- 3 months or less	**12,146**	14,282
- Between 3 months and 1 year	**6,451**	7,465
- Between 1 and 5 years	**6,526**	10,136
- Over 5 years	**11,726**	15,194
	41,030	52,187
Provisions for bad and doubtful debts (note 17)	**(887)**	(1,504)
Interest in suspense (note 18)	**(327)**	(458)
	39,816	50,225

Other loans and advances to customers also include loans of $nil million (2003: $4 million) which are subordinated to the claims of other parties.

The Company's exposure to credit risk is concentrated in the Asia Pacific region. The Company is affected by the general economic conditions in the territories in which it operates. The Company sets limits on the exposure to any counterparty and credit risk is spread over a variety of different personal and commercial customers.

Standard Chartered Bank
Notes to the Accounts

17. Provisions for Bad and Doubtful Debts

	2004			2003		
	Specific	**General**	**Total**	Specific	General	Total
	$m	**$m**	**$m**	$m	$m	$m
Provision held at 1 January	**1,231**	**332**	**1,563**	1,319	374	1,693
Exchange translation differences	**6**	**-**	**6**	20	1	21
Amounts utilised	**-**	**(39)**	**(39)**	-	(33)	(33)
Amounts written off	**(396)**	**-**	**(396)**	(678)	-	(678)
Recoveries of amounts previously written off	**55**	**-**	**55**	60	-	60
Other	**(284)**	**(127)**	**(411)**	82	-	82
New provisions	**416**	**-**	**416**	711	-	711
Recoveries and provisions no longer required	**(254)**	**-**	**(254)**	(283)	(10)	(293)
Net charge against profit	**162**	**-**	**162**	428	(10)	418
Provisions held at 31 December	**774**	**166**	**940**	1,231	332	1,563
Loans and advances to banks (note 15)	**52**	**1**	**53**	59	-	59
Loans and advances to customers (note 16)	**722**	**165**	**887**	1,172	332	1,504
	774	**166**	**940**	1,231	332	1,563

18. Interest in Suspense

	2004	2003
	$m	$m
At 1 January	**547**	616
Exchange translation differences	**15**	(4)
Withheld from profit	**37**	109
Amounts written off	**(145)**	(206)
Other	**(77)**	32
At 31 December	**377**	547
Total interest in suspense relating to:		
- Loans and advances to customers (note 16)	**327**	458
- Loans and advances to banks (note 15)	**12**	9
- Prepayments and accrued income	**38**	80
	377	547

Standard Chartered Bank
Notes to the Accounts

19. Non-performing Loans and Advances

	2004 $m	2003 $m
Loans and advances on which interest is suspended	1,502	2,357
Specific provisions for bad and doubtful debts	(774)	(1,231)
Interest in suspense	(339)	(467)
	389	659

20. Debt securities and other Fixed Income Securities

	2004			
	Book amount			Valuation
	Investment securities $m	Dealing securities $m	Total debt securities $m	Investment securities $m
Issued by public bodies				
Government securities	6,016	1,606	7,622	6,011
Other public sector securities	765	-	765	763
	6,781	1,606	8,387	6,774
Issued by banks				
Certificates of deposit	4,674	60	4,734	4,670
Other debt securities	3,132	320	3,452	3,148
	7,806	380	8,186	7,818
Issued by other issuers				
Other debt securities	1,486	898	2,384	1,494
	1,486	898	2,384	1,494
Total debt securities	16,073	2,884	18,957	16,086
Of which:				
- Listed on a recognised UK exchange	4,364	-	4,364	4,387
- Listed elsewhere	3,516	1,446	4,962	3,518
- Unlisted	8,193	1,438	9,631	8,181
	16,073	2,884	18,957	16,086

Standard Chartered Bank
Notes to the Accounts

20. Debt Securities *(continued)*

	2003			
	Book amount			Valuation
	Investment securities $m	Dealing securities $m	Total debt securities $m	Investment securities $m
Issued by public bodies				
Government securities	5,983	735	6,718	6,046
Other public sector securities	455	-	455	457
	6,438	735	7,173	6,503
Issued by banks				
Certificates of deposit	3,137	65	3,202	3,124
Other debt securities	2,260	337	2,597	2,257
	5,397	402	5,799	5,381
Issued by other issuers				
Bills discountable with recognised markets	-	17	17	-
Other debt securities	2,581	1,020	3,601	2,577
	2,581	1,037	3,618	2,577
Total debt securities	14,416	2,174	16,590	14,461
Of which:				
- Listed on a recognised UK exchange	3,667	-	3,667	3,658
- Listed elsewhere	2,656	933	3,589	2,694
- Unlisted	8,093	1,241	9,334	8,109
	14,416	2,174	16,590	14,461

Debt securities include $680 million (2003: $219 million) of securities sold subject to sale and repurchase transactions. $8,816 million (2003: $8,758 million) of the Company's debt securities mature within one year.

The valuation of listed investments is at market value and of unlisted investments at directors' estimate.

The change in the book amount of debt securities held for investment purposes comprised:

	Historical Cost $m	**Amortisation of discounts/ premiums $m**	**Book amount $m**
At 1 January 2004	**14,531**	**(115)**	**14,416**
Exchange translation differences	**420**	**6**	**426**
Acquisitions	**19,434**	**-**	**19,434**
Amortisation of discounts and premiums	**-**	**(70)**	**(70)**
Maturities and disposals	**(18,245)**	**112**	**(18,133)**
At 31 December 2004	**16,140**	**(67)**	**16,073**

Standard Chartered Bank
Notes to the Accounts

20. Debt Securities (continued)

At 31 December 2004 unamortised premiums on debt securities held for investment purposes amounted to $132 million (2003: $157 million) and unamortised discounts amounted to $3 million (2003: $28 million).

21. Equity Shares and Other Variable Yield Securities

	2004		2003	
	Book Amount $m	Valuation $m	Book Amount $m	Valuation $m
Investment securities				
Listed	48	52	259	369
Unlisted	35	36	39	42
Total equity shares	83	88	298	411

The valuation of listed investments is at market value and of unlisted investments at directors' estimate.

Income from listed equity shares amounted to $3 million (2003: $2 million) and income from unlisted equity shares amounted to $3 million (2003: $5 million).

The change in the book amount of equity shares and variable yield securities held for investment purposes comprised:

	Historical Cost $m	Provisions $m	Book Amount $m
At 1 January 2004	306	(8)	298
Translation	7	(1)	6
Additions	22	-	22
Disposals	(163)	-	(163)
Other movements	(80)	-	(80)
At 31 December 2004	92	(9)	83

The Company consolidates two Trusts into its annual results - the 1995 Employees' Share Ownership Plan Trust ('the 1995 trust'), and the Standard Chartered 2004 Employee Benefit Trust ('the 2004 trust').

Equity shares shown above include 452,013 shares (2003: 4,779,502) shares held in Standard Chartered PLC at a cost of $8 million (2003: $60 million) for the purpose of satisfying awards made by the Group.

Bedell Cristin Trustees Limited is the trustee of both the 1995 trust, which is an employee benefit trust used in conjunction with some of the Company's employee share schemes, and the 2004 trust which is an employee benefit trust used in conjunction with the Company's deferred bonus plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements the Company funds, from time to time, the trust to enable the trustee to acquire shares to satisfy these awards.

Standard Chartered Bank
Notes to the Accounts

21. Equity Shares and Other Variable Yield Securities (continued)

The 1995 trust has acquired, at market value, 12,127,841 (2003: 9,513,386) Standard Chartered PLC shares which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Share Option Schemes. The purchase of these shares has been fully funded by the Company.

At 31 December 2004, the 1995 trust held 12,127,841 (2003: 9,513,386) shares, of which 11,854,754 (2003: 4,733,884) have vested unconditionally. The balance of 273,087 (2003: 4,779,502) shares has been included in the Company balance sheet within Equity shares at a cost of $5 million (2003: $60 million). The market value of the unvested shares at 31 December 2004 was $5 million (2003: $79 million). 273,087 (2003: 4,585,901) shares have been conditionally gifted to employees.

The 2004 trust has acquired, at market value, 178,926 (2003: nil) Standard Chartered PLC shares which are held in a pool for the benefit of participants under the Company's deferred bonus plan. The purchase of these shares has been fully funded by the Company.

At 31 December 2004, the 2004 trust held 178,926 (2003: nil) shares, all of which were unvested. These shares have been included in the Company balance sheet within Equity shares at cost of $3 million (2003: nil). The market value of the unvested shares at 31 December 2004 was $3 million. The shares are used to satisfy awards under the Company's deferred bonus plan.

22. Investments in Subsidiary Undertakings

	Historical cost $m	Provision $m	Revaluation reserve $m	Loans $m	Total $m
At 1 January 2004	8,441	(153)	198	417	8,903
Prior year adjustments*	-	-	(6)	-	(6)
	8,441	(153)	192	417	8,897
Exchange translation differences	272	(9)	4	31	298
Additions	3,593	-	-	695	4,288
Disposals	(1,465)	-	126	-	(1,339)
Increase in net assets of Group undertakings	-	-	472	-	472
At 31 December 2004	10,841	(162)	794	1,143	12,616

* Comparative restated (see note 39 on page 45)

The Company has made several acquisitions in 2004. In August, it acquired 100 per cent of Advantage Group ("PrimeCredit"), a consumer finance business in Hong Kong, and acquired Standard Chartered Bank Nepal Limited in September 2004.

With effect from 1 July 2004, the Company locally incorporated it's business in Hong Kong. This involved the establishment of a wholly-owned subsidiary in Hong Kong, (Standard Chartered Bank (Hong Kong) Limited) to operate the banking businesses previously carried out by Standard Chartered Bank Hong Kong Branch. In addition to the core banking operations, the following subsidiaries were also merged into Standard Chartered Bank (Hong Kong) Limited:

- Manhattan Card Company Limited
- Standard Chartered Finance Limited
- Chartered Capital Corporation Ltd
- Standard Chartered International Trade Products Limited

Standard Chartered Bank
Notes to the Accounts

22. Investments in Subsidiary Undertakings (continued)

At 31 December 2004 the principal subsidiary undertakings, all principally engaged in the business of banking and provision of other financial services, in which the Bank directly or indirectly owns the ordinary share capital were as follows:

Country and place of incorporation or registration	Main areas of operation	
Standard Chartered Bank (Hong Kong) Limited, Hong Kong*	Hong Kong	100%
Standard Chartered Bank Malaysia Berhad, Malaysia	Malaysia	100%
Standard Chartered Nakornthon Bank Public Company Limited, Thailand*	Thailand	75%
Banco Standard Chartered, Peru*	Peru, Venezuela, Colombia and Americas	100%
SC Capital Management (Jersey) LLC*, Jersey	United States	100%
SC Receivables (UK) Ltd*, United Kingdom	United Kingdom	100%
SC Financial Investments Ltd*, United Kingdom	United Kingdom	100%
SC Debt Trading Ltd*, United Kingdom	Hong Kong	100%
Advantage Group	Hong Kong	100%
Standard Chartered Bank Nepal Limited	Nepal	25%

* *Held directly by the Company*

23. Interests in Joint Ventures

	Historical cost $m	Revaluation reserve $m	Total $m
At 1 January 2004	-	-	-
Additions	185	-	185
Increase in net assets of Group undertakings	-	2	2
At 31 December 2004	**185**	**2**	**187**

In December 2004, Standard Chartered Bank completed a 31.5% acquisition in PT Bank Permata Tbk.

24. Intangible Fixed Assets

	Goodwill $m
Cost	
At 1 January 2004	282
Additions	15
Transfer of Hong Kong	(114)
At 31 December 2004	183
Provisions for amortisation	
At 1 January 2004	105
Amortisation charged in the year	18
Less: Balance on Hong Kong Branch	(22)
At 31 December 2004	101
Net book value at 31 December 2004	**82**
Net book value at 31 December 2003	177

Purchased goodwill in respect of acquisitions in 1999 is amortised on a straight line basis over 10 years and for acquisitions from 2000 is amortised on a straight line basis over 20 years.

As a result of the incorporation of the Hong Kong Branch, effective 1 July 2004, the net book value of the goodwill of $92m was transferred to the new entity.
During the year, ANZ Project Finance was purchased at a goodwill of $15m.

Standard Chartered Bank
Notes to the Accounts

25. Tangible Fixed Assets

	Premises $m	Equipment $m	Total $m
Cost or valuation			
At 1 January 2004	453	656	1,109
Exchange translation differences	4	9	13
Additions	19	67	86
Disposals and fully depreciated assets written off	(52)	(132)	(184)
Intercompany transfers	(176)	(189)	(365)
Other movements	6	(8)	(2)
At 31 December 2004	254	403	657
Depreciation			
Accumulated at 1 January 2004	100	340	440
Exchange translation differences	1	6	7
Charge for the year	23	122	145
Intercompany transfers	(41)	(104)	(145)
Attributable to assets sold or written off	(13)	(128)	(141)
Other movements	1	(1)	-
Accumulated at 31 December 2004	71	235	306
Net book value 31 December 2004	183	168	351
Net book value 31 December 2003	353	316	669

	2004 $m	2003 $m
Premises cost or valuation:		
- At cost	158	154
At valuations made:		
- 1999	13	13
- 2002	83	286
	254	453
Premises analysis of net book value:		
- Freehold	71	100
- Long leasehold	61	62
- Short Leasehold	51	191
	183	353

Standard Chartered Bank
Notes to the Accounts

25. Tangible Fixed Assets (continued)

	2004 $m	2003 $m
On the historical cost basis, the book amount of premises amounted to:		
-Cost	225	509
-Accumulated depreciation	(75)	(118)
	150	391

Valuations were carried out on an open market existing use basis by the directors based upon the advice of independent professional valuers.

The net book value of premises occupied by the Company for its own activities at 31 December 2004 was $183 million (2003: $353 million).

Cost or valuation of premises subject to depreciation at 31 December 2004 was $185 million (2003: $366 million).

26. Future Rental Commitments Under Operating Leases

The Company's future annual rental commitments under operating leases are as follows:

	2004		2003	
	Premises $m	Equipment $m	Premises $m	Equipment $m
Annual rental on operating leases expiring:				
- Within 1 year	8	1	8	6
- Between 1 and 5 years	21	1	33	4
- Over 5 years	24	-	22	-
	53	2	63	10

The majority of leases relating to premises are subject to rent reviews.

27. Other Assets

	2004 $m	2003* $m
Mark-to-market adjustments arising on forgein exchange and interest rate contracts	6,430	7,752
Hong Kong SAR Government certificates of indebtedeness (note 48)	-	2,249
Deferred Tax	195	144
Other	1,259	1,405
	7,884	11,550

* Comparative restated (see note 39 on page 45)

Standard Chartered Bank
Notes to the Accounts

28. Deposits by Banks

	2004 $m	2003 $m
Repayable on demand	3,676	4,206
With agreed maturity dates or periods of notice, by residual maturity:		
- 3 months or less	7,836	4,516
- Between 3 months and 1 year	1,977	1,451
- Between 1 and 5 years	755	335
	14,244	10,508

29. Customer Accounts

	2004 $m	2003 $m
Repayable on demand	13,710	27,357
With agreed maturity dates or periods of notice, by residual maturity:		
- 3 months or less	21,034	28,111
- Between 3 months and 1 year	3,499	4,202
- Between 1 and 5 years	930	612
- Over 5 years	30	2
	39,203	60,284

30. Debt Securities in Issue

	2004 $m	2003 $m
By residual maturity:		
- 3 months or less	2,888	1,917
- Between 3 months and 1 year	907	1,502
- Between 1 and 5 years	929	1,858
- Over 5 years	102	99
	4,826	5,376

Standard Chartered Bank
Notes to the Accounts

31. Other Liabilities

	2004 $m	2003 $m
Mark-to-market adjustments arising on forgein exchange and interest rate contracts	6,231	7,768
Notes in circulation (note 48)	-	2,249
Short positions in treasury bills	-	5
Short positions in debt securities	663	461
Current taxation	324	271
Proposed dividends	7	-
Other Liabilities*	4,859	2,380
	12,084	13,134

* Comparative restated (see note 39 on page 45)

32. Deferred Taxation

	2004 $m	2003* $m
Deferred taxation comprises:		
- Accelerated tax depreciation	(21)	(5)
- Provisions for bad debts	(82)	(101)
Other timing differences	(137)	(85)
	(240)	(191)
Changes in deferred taxation balances during the year comprised:		
- At 1 January	(191)	(173)
- Impact of prior year restatement	-	(63)
- Translation	(11)	(10)
- (Credit)/debit to profit	(38)	55
At 31 December	(240)	(191)

	2004 $m	2003* $m
No account has been taken of the following potential deferred taxation assets/(liabilities):		
- Tax depreciation	25	-
- Provisions for bad debts	20	20
- Other	172	137
	217	157

* Comparative restated (see note 39 on page 45).

$195 million (2003: $144 million) of the net deferred tax asset is included in other assets (note 27), the balance of $45 million (2003: $47 million) is included in the post retirement net of deferred tax (see note 34).

No provision is made for any tax liability which might arise on the disposal of subsidiary undertakings at the amounts stated in these accounts, other than in respect of disposals which are intended in the foreseeable future. As it is expected that substantially all such assets will be retained by the Company, it is considered that no useful purpose would be served by attempting to quantify the unprovided potential liability.

Standard Chartered Bank
Notes to the Accounts

33. Provisions for Contingent Liabilities and Charges

	Other provisions $m	Provision for contingent liabilities and commitments $m	Total $m
At 1 January 2004	3	8	11
Exchange translation differences	-	4	4
Charge against profit	6	(1)	5
Provision utilised	(2)	-	(2)
Other	(3)	31	28
At 31 December 2004	4	42	46

34. Pension and Post Retirement Liabilities (Net of Deferred Tax)

	2004 $m
At 1 January 2004	(79)
Restatement of prior year	200
Balance at 1 January 2004	121
Exchange translation differences	8
Charge against profit	68
Other	2
Provision utilised	(87)
At 31 December 2004	112

Included in the Pension and Post Retirement Liabilities is $4 million (2003: $3 million) relating to defined contribution plans.

Standard Chartered Bank
Notes to the Accounts

35. Subordinated Loan Capital

	2004 $m	2003 $m
Undated		
Primary Capital Floating Rate Notes:		
- US$400 million	400	400
- US$300 million (Series 2)	300	300
- US$400 million (Series 3)	400	400
- US$200 million (Series 4)	200	200
- £150 million	288	268
	1,588	1,568
Dated		
£200 million Step-up Notes 2022	373	346
£30 million Floating Rate Notes 2009	57	53
£300 million 6.75 per cent Notes 2009	518	480
€600 million 5.375 per cent Notes 2009	730	676
US$25 million Floating Rate Notes 2004/2009	-	25
US$325 million Floating Rate Notes 2005/2010	313	312
€575 million 4.5 per cent Notes 2005/2010	771	714
€500 million 8.16% Non-cumulative Trust Preferred Securities 2010	674	624
US$700 million 8.0 per cent notes 2031	620	621
£300 million 8.103% Step-up Callable Perpetual Preferred Securities 2016	572	531
	4,628	4,382
Dated subordinated loan capital – repayable:		
- Less than one year	771	25
- Between two and five years	1,305	1,026
- Over 5 years	2,552	3,331
	4,628	4,382
Total Subordinated Debt	6,216	5,950

All dated and undated loan capital described above is unsecured, unguaranteed and subordinated to the claims of other creditors including, without limitation, customer deposits and deposits by banks.

On 11 May 2001 the Bank issued Tier 1 Capital £300 million of 8.103 per cent Step-up Callable Perpetual Preferred Securities. These are redeemable at the option of Standard Chartered Bank ('the Bank') on 11 May 2016 or on any coupon payment date thereafter. Dividends are set at a rate of 8.103 per cent per annum until 2016. Thereafter they will be reset every five years at the aggregate of 4.275 per cent and the five year benchmark gilt-rate. The preferred securities may, at the Bank's option, be either exchanged or their terms varied so that they become Upper Tier 2 securities, upon the occurrence of certain tax or regulatory events.

On 30 October 2000, the Bank issued £200 million Undated Subordinated Step-Up Notes. These are redeemable at the option of the Bank at par on 31 January 2022. The coupon is 7.75 per cent fixed until 31 January 2022, when the rate will be re-fixed.

Standard Chartered Bank
Notes to the Accounts

35. Subordinated Loan Capital (continued)

On 17 March 2000 the Bank issued at par €575 million of 4.5 per cent Subordinated Guaranteed Convertible Bonds via a Jersey incorporated subsidiary, Standard Chartered Finance (Jersey) Ltd. The bondholders have the right to convert each bond (denominated in units of €1,000 face value) into one fully paid €1,000 preference share in Standard Chartered Finance (Jersey) Ltd at any time on or after 26 April 2000. These will be exchanged immediately for ordinary shares in Standard Chartered PLC at a price of 1,018.70 pence per ordinary share (the 'exchange price', which is subject to adjustment as set out in the offering circular). Unless previously redeemed, purchased and cancelled or converted, bonds will be redeemed on 30 March 2010, although they may be redeemed at Standard Chartered's option after 15 April 2005. They may be redeemed earlier if 85 per cent of the bonds have been converted.

The Group's policy is to manage its capital. As part of this activity, subordinated debt issues may be bought back on the open market. The amounts stated are net of the repurchases.

On 3 February 2005, Standard Chartered Bank issued at an issue price of 99.43 per cent €750 million subordinated Lower Tier II notes ("Euro notes") and $500 million subordinated Lower Tier II notes ("Dollar notes") at an issue price of 99.86 per cent. Interest is payable annually on the Euro notes at a fixed rate of 3.625 per cent until 3 February 2012 when variable rate interest of 3 month Euribor plus 87 basis points will be paid. The Euro notes will mature on 3 February 2017. The Euro notes are callable on 3 February 2012 and at each subsequent interest date. Interest is payable quarterly on the Dollar notes at a variable rate of Libor plus 30 basis points until 4 February 2010 when the rates will increase to Libor plus 80 basis points. The Dollar notes will mature on 3 February 2015. The Dollar notes are callable on 4 February 2010 and at each subsequent interest date.

36. Called-up Share Capital

Authorised

The authorised share capital of the Company at 31 December 2004 was $3,099 million (2003: $3,099 million) made up of 3,094 million ordinary shares of $1 each (2003: 3,094 million ordinary shares of $1 each) and 1 million non-cumulative preference shares of $5 each (2003: 1 million non-cumulative preference shares of $5 each).

Allotted, called up and fully paid	Preference shares of $5 each Number of shares ('000)	Ordinary shares of $1 each Number of shares ('000)	Total $m
At 1 January 2004	1,000	3,086,004	3,091
Issued during the year	-	-	-
At 31 December 2004	1,000	3,086,004	3,091

On 10 January 2005, the Company allotted 2,004,975,270 new ordinary shares at a price of US$ 1 each at par. The shares were issued on 14 January 2005 raising net proceeds of approximately $2,005 million. The purpose of the share issue was to aid the funding of the purchase of the entire share capital of Korea First Bank for approximately $3.3 billion in cash.

Standard Chartered Bank
Notes to the Accounts

37. Shareholders' Funds

	2004						2003
	Share Capital $m	Share Premium Account $m	Capital Reserve $m	Revaluation Reserve $m	Profit and loss account $m	Total Shareholders' Funds $m	Total Shareholders' Funds $m
At 1 January previously published	3,091	968	35	212	3,520	7,826	7,297
Prior year adjustment (note 38)	-	-	-	(6)	(180)	(186)	(159)
At 1 January 2004 restated	3,091	968	35	206	3,340	7,640	7,138
Exchange translation differences	-	-	-	(7)	75	68	(3)
Realised on disposal of premises/ subsidiaries	-	-	-	168	(168)	-	-
Total gains/losses recognised under FRS17	-	-	-	-	(2)	(2)	(50)
Increase/(Decrease) in net assets of Group undertakings	-	-	-	472	-	472	230
Retained profit for the year	-	-	-	-	344	344	325
At 31 December	3,091	968	35	839	3,589	8,522	7,640

Equity interests	7,553	6,671
Non equity interests	969	969
At 31 December	8,522	7,640

A substantial part of the Company's reserves are held in overseas branches principally to support local operations or to comply with local regulations. If these overseas reserves were to be remitted, further unprovided taxation liabilities might arise.

Standard Chartered Bank
Notes to the Accounts

38. Contingent Liabilities and Commitments

The table below shows, for the Company, the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Service Authority's guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2004			2003		
	Contract or underlying principle amount $m	Credit equivalent amount $m	Risk weighted amount $m	Contract or Underlying Principal amount $m	Credit Equivalent Amount $m	Risk Weighted Amount $m
Contingent liabilities						
Acceptances and endorsements	834	834	792	598	598	533
Guarantees and irrevocable letters of credit	12,119	7,813	6,032	11,803	8,131	5,370
Other contingent liabilities	2,764	2,073	941	4,632	3,260	2,111
	15,717	10,720	7,765	17,033	11,989	8,014
Commitments						
Documentary credits and short term traded-related transactions	2,559	512	438	1,983	397	371
Forward asset purchases and forward deposits placed	2	2	-	6	6	1
- 1 year and over	7,592	3,796	3,502	6,796	3,398	3,121
- Less than 1 year	7,775	-	-	4,135	-	-
- Unconditionally cancellable	8,662	-	-	22,846	-	-
	26,590	4,310	3,940	35,766	3,801	3,493

Under the Basel Accord, credit equivalent amounts, obtained by applying credit conversion factors to the contract amount, are risk weighted according to the nature of the counterparty. Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

Standard Chartered Bank
Notes to the Accounts

39. Restatement of comparative figures

a) The cost recognition policy for the Group has been revised for share schemes to reflect their usage as long term incentive plans, in accordance with the Urgent Issues Task Force 17 Employee Share Schemes.

In previous years costs have been recognised on an up front basis. From 2004, the Group will spread the cost of share schemes over the performance/vesting period. The effect of this change on the profit and loss account for the year ended 31 December 2004 has been to reduce staff costs by $14 million before tax (2003: $4 million increase before tax). Shareholders' funds have been increased by $10 million (2003: $16 million).

b) The Company has fully adopted the accounting requirements of FRS17 – Retirement Benefits. FRS17 replaces Statement of Standard Accounting Practice (SSAP) 24 and Urgent Task Force (UITF) Abstract 6 as the accounting standard dealing with post-retirement benefits. The standard is being introduced in the UK in stages, starting with disclosures in the notes to the accounts. The full requirements of the standard are not mandatory until reporting periods starting 1 January 2005, however early adoption is encouraged. The Company has adopted the standard one year early as there is now more certainty that similar requirements will be incorporated within IFRS, under which the Group will report from 2005.

The new standard required the Group to include the assets of its defined benefit schemes on its balance sheet together with the related liability to make benefit payments net of deferred tax. The profit and loss account includes a charge in respect of the cost of accruing benefits for current employees and any benefit improvements. The expected return of the schemes' assets is included within other income less a charge in respect of unwinding of the discount applied to the scheme's liabilities.

Under SSAP24 the profit and loss account included a charge in respect of the cost of accruing surplus benefits for the current employees offset by a credit respecting the amortisation of the surplus in the Company's defined benefit schemes. A net pension prepayment was included in the Company's balance sheet.

A prior year adjustment has been made reducing shareholders' funds at 31 December 2003 by $196 million to reflect the revised policy.

The effect of this change on the profit and loss account for the year ended 31 December 2004 has been to introduce other finance income of $3 million (31 December 2003: $12 million charge), and to decrease administrative expenses by $34 million (31 December 2003: $34 million). Profit before tax has been increased by $37 million (31 December 2003: $22 million).

The effect on the Company's balance sheet at 31 December 2004 has been to reflect a net post retirement benefit liability of $112 million (31 December 2003: $121 million), to reduce other assets by $51 million (31 December 2003: $49 million) and to reduce shareholders' funds by $180 million (31 December 2003: $196 million).

A prior year adjustment of $6 million has been reducing both investment in subsidiary undertakings and shareholders' funds. This reflects the impact of FRS17 on the subsidiary undertakings.

c) An adjustment of $93 million was made to the 2003 inter-company balances. This was due to a change in net down methodology which utilised the right of offset that had not previously been used. This adjustment was made to ensure prior year results are consistent with the current year.

Standard Chartered Bank
Notes to the Accounts

40. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Company's derivative financial instruments. Notional principal amounts are the amount of principal underlying the contract at the reporting date. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the profit and loss account for non-trading items.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short term rates or price movements.

Fair values at the period end are representative of the Company's typical position during the period.

	2004			2003		
	Notional principal amount $m	**Positive fair value $m**	**Negative fair value $m**	Notional Principal amount $m	Positive fair value $m	Negative fair value $m
Trading book						
Forward foreign exchange contracts	**473,563**	**7,434**	**7,209**	418,618	9,049	8,649
Foreign exchange derivative contracts						
Currency swaps and options	**118,344**	**2,617**	**2,566**	127,909	2,017	2,005
Exchange traded futures and options	**238**	**-**	**-**	426	-	-
Total	**118,582**	**2,617**	**2,566**	128,335	2,017	2,005
Interest rate derivative contracts						
Swaps	**418,384**	**3,417**	**3,150**	261,218	2,891	3,000
Forward rate agreements and options	**58,419**	**105**	**129**	65,192	90	81
Exchange traded futures and options	**95,668**	**54**	**53**	106,875	23	26
Total	**572,471**	**3,576**	**3,332**	433,285	3,004	3,107
Total trading derivative contracts	**1,164,616**	**13,627**	**13,107**	980,238	14,070	13,761
Effect of netting	**-**	**(7,563)**	**(7,563)**	-	(7,507)	(7,507)
	1,164,616	**6,064**	**5,544**	980,238	6,563	6,254

Standard Chartered Bank
Notes to the Accounts

40. Fair Values (continued)

Non-trading activities are defined as positions held with respect to the management of the Company's assets and liabilities and related hedges.

	2004			2003		
	Notional principal amount $m	Positive fair value $m	Negative fair value $m	Notional Principal amount $m	Positive fair value $m	Negative fair value $m
Non-trading book						
Forward foreign exchange contracts	370	-	-	-	-	-
Forgein exchange derivate contracts						
Currency swaps and options	4,253	98	302	2,397	39	77
Interest rate derivative contracts						
Swaps	2,282	16	4	28	-	2
Forward rate agreements and options	-	-	-	92	-	-
Exchange traded futures and options	-	-	-	2,634	2	1
Total	2,282	16	4	2,754	2	3
Commodity derivatives	6,030	33	33	866	1	1
Total non-trading book derivative financial instruments	12,935	147	339	6,017	42	81

	2004		2003	
	Book Value $m	Market Value $m	Book Value $m	Market Value $m
Listed and publicly traded securities:				
Financial assets	9,353	9,380	11,276	11,401
Preference shares	969	1,087	969	1,072
Other financial liabilities	9,771	10,078	10,418	10,623
Financial liabilities	10,740	11,165	11,387	11,695

Financial assets includes treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Company enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates. Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

Standard Chartered Bank
Notes to the Accounts

41. Credit Exposure in Respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 31 December 2004 and 2003 for trading and non-trading purposes is set out below:

	2004				2003			
	Under one year $m	One to five years $m	Over five years $m	Total $m	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts								
Notional principal amount	544,807	46,840	4,883	596,530	501,808	42,695	4,421	548,924
Net replacement cost	8,286	1,626	237	10,149	9,731	1,234	140	11,105
Interest rate derivative contracts								
Notional principal amount	250,734	192,052	36,299	479,085	171,118	125,360	30,052	326,530
Net replacement cost	538	1,827	1,173	3,538	485	1,567	929	2,981
Commodity derivatives								
Notional principal amount	1,094	4,348	588	6,030	445	421	-	866
Net replacement cost	3	23	7	33	-	1	-	1
Counterparty risk								
Financial institutions				12,419				13,256
Non-financial institutions				1,301				831
Total replacement cost				13,720				14,087

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive, together with an estimate for the potential future change in the value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values.

The Company applies a loan equivalent risk methodology to manage counterparty credit exposure associated with derivative transactions. As at 31 December 2004, there were no significant concentrations of individual counterparties, or of groups of closely related counterparties, or countries.

Standard Chartered Bank
Notes to the Accounts

42. Interest Rate Sensitivity Gap for the Non-trading Book

This table shows the extent to which the Company's interest rate exposures on assets and liabilities are matched but does not take into account the currency of the exposure or the effect of interest rate options used by the Company to hedge these exposures. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and maturity date.

	2004 Non-trading book							
	Three months or less	Between three months and six months	Between six months and one year	Between one year and five years	More than five years	Non-interest bearing	Trading book	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets								
Cash/cheques in course of collection	409	-	-	-	-	523	-	932
Treasury bills and other eligible bills	893	272	143	117	-	-	83	1,508
Loans and advances to banks	7,656	2,146	975	644	121	425	695	12,662
Loans and advances to customers	23,645	6,767	1,907	4,454	2,903	-	140	39,816
Debt securities and equity shares	6,297	2,503	3,208	3,595	458	12,898	2,884	31,843
Other assets	49	-	2	21	8	5,105	7,237	12,422
Total assets	38,949	11,688	6,235	8,831	3,490	18,951	11,039	99,183
Liabilities								-
Deposits by banks	9,195	2,323	949	205	-	920	652	14,244
Customer accounts	28,587	1,465	1,595	745	23	6,433	355	39,203
Debt securities in issue	2,867	137	644	619	91	-	468	4,826
Other liabilities	1,107	-	2	20	7	17,326	7,710	26,172
Loan capital and other subordinated liabilities	771	-	-	1,305	4,140	-	-	6,216
Minority interests and shareholders' funds	-	-	-	-	-	8,522	-	8,522
Total liabilities	42,527	3,925	3,190	2,894	4,261	33,201	9,185	99,183
Off balance sheet items	495	102	(176)	(352)	(69)	-		
Interest rate sensitivity gap	(3,083)	7,865	2,869	5,585	(840)	(14,250)		
Cumulative gap	(3,083)	4,782	7,651	13,236	12,396	(1,854)		

Standard Chartered Bank
Notes to the Accounts

42. Interest Rate Sensitivity Gap for the Non-trading Book (continued)

	2003 Non-trading book							
	Three months $m	Between three and six months $m	Between six months and one year $m	Between one and five years $m	More than five years $m	Non-interest bearing $m	Trading book $m	Total $m
Assets								
Cash/cheques in course of collection	312	-	-	-	-	1,299	-	1,611
Treasury and other eligible bills	2,975	1,161	526	191	-	-	104	4,957
Loans and advances to banks	6,301	2,076	1,251	454	193	409	344	11,028
Loans and advances to customers	38,093	5,086	1,363	3,467	1,981	-	235	50,225
Debt securities and equity shares	5,640	2,475	3,203	2,369	714	9,210	2,174	25,785
Other assets	8	-	140	172	8	7,374	8,151	15,853
Total assets	53,329	10,798	6,483	6,653	2,896	18,292	11,008	109,459
Liabilities								
Deposits by banks	6,529	653	780	316	19	2,102	109	10,508
Customer accounts	48,102	2,169	1,921	627	2	7,443	20	60,284
Debt securities in issue	1,890	442	1,031	1,629	99	-	285	5,376
Other liabilities	116	-	166	201	6	11,721	7,491	19,701
Loan capital and other subordinated liabilities	-	-	-	337	5,660	(47)	-	5,950
Minority interests and shareholders' funds	-	-	-	-	-	7,640	-	7,640
Total liabilities	56,637	3,264	3,898	3,110	5,786	28,859	7,905	109,459
Off-balance sheet items	2,070	(447)	(1,493)	(130)	-	-		
Interest rate sensitivity gap	(1,238)	7,087	1,092	3,413	(2,890)	(10,567)		
Cumulative gap	(1,238)	5,849	6,941	10,354	7,464	(3,103)		

Standard Chartered Bank
Notes to the Accounts

42. Interest Rate Sensitivity Gap for the Non-trading Book (continued)

The Company's policy is to maintain a conservative balance sheet and strong capital base.

Responsibility for asset and liability management policies lies with the Group Asset and Liability Committee (GALCO) whose members are the Group's Executive Directors. The Committee oversees the management of the Company's capital, the size and composition of the Company's balance sheet, market risk and liquidity. Each country has an Asset and Liability Committee chaired by the local Chief Executive, operating within guidelines set by GALCO.

Liquidity management is directed towards ensuring that all Company operations can meet their funding needs, whether this is to replace existing funding as it matures, or is withdrawn, or is to satisfy the demands of customers for additional borrowings.

The concentration of funding requirements at any one date or from any one source is managed continuously.

43. Non-structural Currency Exposures

The Company does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investment in overseas subsidiary undertakings and their related funding.

44. Structural Currency Exposure

The Company's structural currency exposures as at 31 December 2004 were as follows:

		2004			2003	
Functional currency of business units	Net investments in overseas units $m	Borrowings in functional currency of the units concerned hedging the net investment in the unit $m	Structural currency exposures $m	Net investments in overseas units $m	Borrowings in functional currency of the units concerned hedging the net investment in the unit $m	Structural currency exposures $m
Malaysian ringgit	509	-	509	428	-	428
Thai baht	180	-	180	(1)	-	(1)
Singapore dollar	1,080	-	1,080	9	-	9
UAE dirhams	271	-	271	241	-	241
Indian rupees	650	-	650	482	-	482
Hong Kong dollar	2,920	-	2,920	(1)	-	(1)
Sterling	952	(952)	-	842	(832)	10
Korean Won	117	-	117	88	-	88
Indonesian Rupiah	291	-	291	118	-	118
Other non US dollar	883	-	883	832	-	832
Total	7,853	(952)	6,901	3,038	(832)	2,206

Standard Chartered Bank
Notes to the Accounts

44. Structural Currency Exposure (continued)

The Company's main operations in non US Dollar units are in Asia, Africa, India and the United Kingdom. The main operating (or "functional") currencies of its businesses therefore include US dollar, Hong Kong dollar, Malaysian ringgit and Singapore dollar. As the Company prepares its accounts in US Dollars, it follows that the balance sheet is affected by movements in the exchange rates between functional currencies and the US Dollar. These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the statement of total recognised gains and losses.

The Company does not hedge the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, it is the Directors' view that the Company's reserves are sufficient to absorb any foreseeable adverse currency depreciation. The effect of exchange rate movements on the risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same rate movements.

45. Market Risk for the Trading Book

	12 months to 31.12.04			31.12.04	12 months to 31.12.03			31.12.03
	Average	High	Low	Actual	Average	High	Low	Actual
Daily value at risk	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	3.3	4.4	2.2	3.4	2.7	4.0	1.8	2.9
Foreign exchange risk	2.4	4.5	1.2	3.0	1.6	3.8	0.9	1.3
Total	4.2	6.0	3.1	5.1	3.4	6.7	2.0	3.2

The Group measures the risk of losses arising from potential future adverse movements in interest and exchange rates, prices and volatilities using a VaR methodology. The Group uses historic simulation as its VaR methodology.

The total Group Trading book VaR shown in the table above is not a sum of the interest rate and exchange rate risks due to offset. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are likely to be experienced six times per year.

The historic simulation method is used with an observation period of 250 days and involves the revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio.

Standard Chartered Bank
Notes to the Accounts

45. Market Risk for the Trading Book (continued)

The Group recognises that there are limitations to the VaR methodology. These limitations include the fact that the historical data may not be the best proxy for future price movements, either because the observation period does not include representative price movements or, in some cases, because of incomplete market data.

The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. To manage the risk arising from events which the VaR methodology does not capture, the Group regularly stress tests its main market risk exposures. Stress testing involves valuing portfolios at prices which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the Group Risk Committee.

46. Hedging Instruments - Unrecognised Gains and Losses on Derivative Hedges

Gains and losses on derivatives used for hedging are recognised and reported in the profit and loss account and balance sheet in line with the underlying items which are being hedged.

	2004			2003		
	Gains $m	Losses $m	Net gains/ (losses) $m	Gains $m	Losses $m	Net gains/ (losses) $m
Unrecognised gains and losses at 1 January	42	81	(39)	20	18	2
Exchange translation differences	-	-	-	1	1	-
Gains and losses arising in previous years recognised in the year	-	(2)	2	(14)	(15)	1
Gains and losses arising in the year but not recognised	54	227	(173)	35	77	(42)
Unrecognised gains and losses at 31 December	96	306	(210)	42	81	(39)
Of which:						
Gains and losses expected to be recognised within 1 year	42	68	(26)	17	25	(8)
Gains and losses expected to be recognised within in more than 1 year	54	238	(184)	25	56	(31)
	96	306	(210)	42	81	(39)

Standard Chartered Bank
Notes to the Accounts

47. Segmental Information by Geographic Segment

	2004				
	Asia Pacific $m	Americas $m	Middle East & S Asia $m	UK & Head Office $m	Total $m
Interest receivable	1,782	265	1,052	969	4,068
Interest payable	(826)	(190)	(445)	(932)	(2,393)
Net interest income	956	75	607	37	1,675
Dividend income	123	13	34	36	206
Fees and commissions receivable, net	454	105	289	76	924
Dealing profits and exchange	283	17	145	45	490
Other operating income	9	14	21	95	139
Other finance income	-	-	-	3	3
Net revenue	1,825	224	1,096	292	3,437
Total operating expenses	(995)	(158)	(589)	(183)	(1,925)
Profit before charge for debts	830	66	507	109	1,512
Charge for debts and contingencies	(131)	30	(39)	(21)	(161)
Amounts written off fixed asset investments	-	-	3	-	3
Income from Joint Venture	2	-	-	-	2
Goodwill	-	-	-	(18)	(18)
Profit before taxation	701	96	471	70	1,338
Total assets employed	50,738	13,615	26,267	23,997	114,617
Net assets employed	3,331	830	2,031	2,330	8,522

Total interest receivable and total interest payable include intrabank interest of $616 million and total assets employed include intrabank items of $7,871 million and balances of $7,563 million which are netted in the balance sheet. The geographic segment is based on office location.

	2003				
	Asia Pacific $m	Americas $m	Middle East & S Asia $m	UK & Head Office $m	Total $m
Interest receivable	2,456	154	937	719	4,266
Interest payable	(998)	(96)	(391)	(637)	(2,122)
Net interest income	1,458	58	546	82	2,144
Dividend income	77	8	21	24	130
Fees and commissions receivable, net	553	85	213	56	907
Dealing profits and exchange	195	20	99	33	347
Other operating income	50	6	76	13	145
Other finance income	(6)	(1)	(2)	(3)	(12)
Net revenue	2,327	176	953	205	3,661
Total operating expenses	(1,281)	(140)	(460)	(112)	(1,993)
Profit before charge for debts	1,046	36	493	93	1,668
Charge for debts and contingencies	(340)	34	(53)	(59)	(418)
Amounts written off fixed asset investments	-	-	(4)	-	(4)
Goodwill	-	-	-	(21)	(21)
Profit before taxation	706	70	436	13	1,225
Total assets employed	78,819	8,892	20,262	21,037	129,010
Net assets employed	4,155	536	1,254	1,695	7,640

Total interest receivable and total interest payable include intrabank interest of $1,829 million and total assets employed include intrabank items of $12,044 million and balances of $7,507 million which are netted in the balance sheet. The geographic segment is based on office location.

Standard Chartered Bank
Notes to the Accounts

47. Segmental Information by Class of Business (continued)

	2004				2003			
	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated $m	Total $m	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated $m	Total $m
Operating Profit before provisions	758	705	49	1,512	944	724	-	1,668
Charge for debts and contingent liabilities	(169)	8	-	(161)	(363)	(55)	-	(418)
Trading Profit	589	713	49	1,351	581	669	-	1,250
Amortisation of goodwill	-	-	(18)	(18)	-	-	(21)	(21)
Amounts written off fixed asset investments	-	3	-	3	-	-	(4)	(4)
Income from Joint venture	1	1	-	2	-	-	-	-
Profit before taxation	590	717	31	1,338	581	669	(25)	1,225
Total assets employed*	18,456	80,727	-	99,183	30,470	78,989	-	109,459

Operating expenses are attributed or allocated to classes of business on an appropriate basis. Company central expenses have been distributed between segments in proportion to their direct costs. Company capital (representing net assets employed), and the benefit of the Company's capital have been distributed between segments in proportion to their risk weighted assets. Assets held at the centre have been distributed between segments in proportion to their total assets employed.

* Prior periods have been restated to net down intra group items.

48. Secured Liabilities

	2004 $m	2003 $m
Notes in circulation (note 31)	-	2,249

The notes in circulation in 2003 were held in the Hong Kong Branch which, with effect from 1 July 2004, was locally incorporated. These were secured by the deposit of funds of $2,249 million in respect of which Hong Kong Government certificates of indebtedness were held (note 27).

49. Capital Commitments

Capital expenditure approved by the directors but not provided for in these accounts amounted to:

	2004 $m	2003 $m
Contracted	-	3
Not Contracted	1	4

50. Ultimate Holding Company

Standard Chartered PLC, a company registered in England and Wales, is the ultimate holding company.

The only group in which the results of the Company are consolidated is that headed by Standard Chartered PLC. The consolidated accounts are available from its registered office located at 1 Aldermanbury Square, London, EC2V 7SB.

FILE NUMBER 82-5188

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number ZC18

Company Name in full Standard Chartered Bank

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	26 11 2004
† Date of Birth (Day Month Year)	13 10 1957
Appointment as director	X
as secretary	
NAME * Style / Title	Mr
* Honours etc	
Forename(s)	Timothy John
Surname	Miller
Previous forename(s)	
Previous surname(s)	
Usual residential address	St Margaret's Lodge, 48 Ledborough Lane
Post town	Beaconsfield
Postcode	HP9 2DD
County / Region	Bucks
Country	
† Nationality	British
† Business occupation	Group Head of Human Resources
† Other directorships (additional space next page)	See attached schedule

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

RECEIVED NOV 10 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 199

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 30-11-2004

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed J. Bamford **Date** 30-11-2004

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

BLUEPRINT 2000

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Name Timothy John Miller

Company Name	Resignation
BWA Dependents Limited	
Standard Chartered FURBS Trustee Limited	
Standard Chartered Share Trustees Limited	

FILE NUMBER 82-5188

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

	Day	Month	Year
Date of termination of appointment	0 5	0 5	2 0 0 5

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr   * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Christopher Avedis

Surname: Keljik

	Day	Month	Year
† Date of Birth	0 1	1 0	1 9 4 8

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 06-05-2005

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director/~~secretary~~/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

	Day	Month	Year
Date of termination of appointment	19	11	2004

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Peter Tung Shun

Surname: Wong

	Day	Month	Year
† Date of Birth	24	11	1951

A serving director, secretary etc must sign the form below.

Signed J. Bernford **Date** 19 November 2004

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE NUMBER 82-5188

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number ZC18

Company Name in full Standard Chartered Bank

Date of this return
The information in this return is made up to

Day	Month	Year
1 0	0 4	2 0 0 5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office
Show here the address **at the date of this return.**

1 ALDERMANBURY SQUARE

*Any change of registered office **must** be notified on form 287.*

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6512

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company No ZC18

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

1 ALDERMANBURY SQUARE

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

1 ALDERMANBURY SQUARE

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Company type

Please tick the appropriate box

Public limited company	
Private company limited by shares	X
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): Julie

Surname: Bamford

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

18 Abbey Road

Post town: Exeter

County / Region: Devon

UK Postcode: EX4 7BG

Country:

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	20 11 1953
Forename(s)	Gareth Richard
Surname	Bullock

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	47 Kingston Lane
Post town	Teddington
County / Region	Middlesex
UK Postcode	TW11 9HN
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	21 11 1952
Forename(s)	Evan Mervyn
Surname	Davies

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	1 Drayton Gardens
Post town	
County / Region	London
UK Postcode	SW10 9RY
Country	
Nationality	British
Business occupation	Director

Company No ZC18

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 16 Month 04 Year 1956

Forename(s): Michael Bernard

Surname: DeNoma

Address: 33 Beechwood Grove

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region: UK Postcode:

Country: Singapore 738102 **Nationality**: American

Business occupation: Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 01 Month 10 Year 1948

Forename(s): Christopher Avedis

Surname: Keljik

Address: 62A Flood Street

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region: UK Postcode: SW3 5TE

Country: **Nationality**: British

Business occupation: Banker

Company No ZC18

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	MR
Date of birth (Day Month Year)	12 03 1958
Forename(s)	Richard Henry
Surname	Meddings

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	SLIP MILL, SLIP MILL LANE, HAWKHURST		
Post town	CRANBROOK		
County / Region	KENT	UK Postcode	TN18 5AB
Country	United Kingdom	**Nationality**	British
Business occupation	Company Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	13 10 1957
Forename(s)	Timothy John
Surname	Miller

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	St. Margaret's Lodge, 48 Ledborough Lane		
Post town	Beaconsfield		
County / Region	Buckinghamshire	UK Postcode	HP9 2DD
Country		**Nationality**	British
Business occupation	Group Head of Human Resources		

Company No ZC18

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth (Day Month Year): 2 2 0 4 1 9 5 0

Forename(s): Kaikhushru Shiavax

Surname: Nargolwala

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

11 White House Park

Post town:

County / Region:

UK Postcode:

Country: Singapore 257630

Nationality: British

Business occupation: Banker

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth (Day Month Year): 1 3 0 2 1 9 5 6

Forename(s): Alun Michael Guest

Surname: Rees

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

4B Rochiale Drive

Post town:

County / Region:

UK Postcode: 248262

Country: Singapore

Nationality: British

Business occupation: Banker

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	14 10 1940
Forename(s)	Bryan Kaye
Surname	Sanderson
Address	40 Netherhall Gardens, Hampstead
Post town	London
County / Region	
UK Postcode	NW3 5TP
Country	
Nationality	British
Business occupation	Company Director

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	08 01 1962
Forename(s)	Peter Alexander
Surname	Sands
Address	14 Highbury Terrace
Post town	London
County / Region	
UK Postcode	N5 1UP
Country	
Nationality	British
Business occupation	Finance Director

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Company No ZC18

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedule		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	X	
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed J. Bamford **Date** 10 May 2005

~~† a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 3 continuation sheets.
(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB

Tel 020 7280 7169

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

Issued share capital Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Currency US Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
NON-CUMULATIVE PREFERENCE	1,000,000	US$5,000,000.00
ORDINARY	5,090,979,221	US$5,090,979,221 .00
Totals	5,091,979,221	5,095,979,221.00

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* — Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Standard Chartered PLC Address: 1 ALDERMANBURY SQUARE, LONDON, ENGLAND UK postcode: EC2V 7SB	US$5.00 NON-CUMULATIVE PREFERENCE Shares Held 1,000,000		
Name: Address: UK postcode:			
Name: Address: UK postcode:			

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Standard Chartered Holdings Limited Address 1 ALDERMANBURY SQUARE, LONDON, ENGLAND UK postcode EC2V 7SB	US$1.00 ORDINARY Shares Held 5,090,979,221		
Name Address UK postcode			
Name Address UK postcode			

FILE NUMBER 82-5188

FILE

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 23 Month 03 Year 2005

Name * Style / Title: MR * Honours etc:

Forename(s): Richard Henry

Surname: Meddings

† Date of Birth — Day 12 Month 03 Year 1958

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

SLIP MILL, SLIP MILL LANE, HAWKHURST

Post town: CRANBROOK

County / Region: KENT Postcode: TN18 5AB

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 23 March 2005

(** ~~director/~~ Assistant secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE NUMBER 82 - 5188

G

CHFP010.

Please do not write in this margin

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Pursuant to section 123 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number ZC18

Name of company

* Insert full name of company

* Standard Chartered Bank

Gives notice in accordance with section 123 of the above Act that by resolution of the company dated 13 January 2005

the nominal capital of the company has been increased by £ 3,106,019,106

beyond the registered capital of £ 3,093,980,894

§ the copy must be printed or in some other form approved by the Registrar

A copy of the resolution authorising the increase is attached.§

The conditions (eg voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

To rank pari passu in all respects with the existing Ordinary shares in the capital of the Company.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed J. Bamford Designation ‡ Secretary Date 03-03-2005

Presentor's name, address and reference (if any):

Standard Chartered PLC
Group Secretary's Dept
1 Aldermanbury Sq
London EC2V 7SB

For official use General section	Post room

ROYAL CHARTER, BYE-LAWS

AND RULES

OF

STANDARD CHARTERED BANK

1 January 1985

Royal Charter last amended 22 March 2005
Bye-Laws and Rules last amended 28 June 2001

ELIZABETH THE SECOND by the Grace of God of the United Kingdom of Great Britain and Northern Ireland and of Our other Realms and Territories Queen Head of the Commonwealth Defender of the Faith

To all to whom these presents shall come

Greeting!

WHEREAS by a Royal Charter under the Great Seal bearing date at Westminster the 29th day of December in the 17th year of the Reign of Her Majesty Queen Victoria (hereinafter referred to as "the Original Charter") a Company (hereinafter referred to as "the Company") was incorporated by the name of The Chartered Bank of India, Australia and China with a Common Seal for the purpose of carrying on in London under the management of a Court of Directors by means of Banks and Branch Banks the business of Banking in certain parts of the Commonwealth and elsewhere as therein mentioned subject nevertheless to such restrictions and provisions as were in the Original Charter contained or referred to for the period of Twenty-one years from the date of the Original Charter:

AND WHEREAS by numerous Supplemental Charters under the Great Seal granted by Her said Majesty by His Majesty King Edward the Seventh and by His Majesty King George the Fifth on divers dates (all of which Supplemental Charters are hereinafter referred to collectively as "the revoked Supplemental Charters") various alterations and modifications were from time to time made in the provisions of the Original Charter and of certain of the revoked Supplemental Charters and the period during which the said Company should continue incorporated was extended to Thirty years from the 12th day of July 1909:

AND WHEREAS by a Deed of Settlement (hereinafter called "the said Deed of Settlement") dated the 20th day of March 1854 and made between the subscribers for upwards of one-half of the original capital of the Company of the one part and the Company of the other part and entered into pursuant to the directions contained in the Original Charter and approved by the Commissioners of Her said Majesty's Treasury as thereby required provisions were made for the carrying on of the business of the Company and for the management of its affairs so far as not provided for by the Original Charter: And by the said Deed of Settlement it was provided (Clause 53) that two extraordinary general meetings of the shareholders of the Company held at an interval of at least 14 days might (*inter alia*) with the approval of the Commissioners of the Treasury and in accordance with the Original Charter annul or alter all or any of the provisions of the said Deed of Settlement and adopt or authorise the Court of Directors to adopt any other provisions in lieu thereof to be subject to be from time to time annulled or altered in like manner.

And with the like approval might authorise and adopt any Supplemental Deed of Settlement. And with the like approval might authorise make and establish all proper and necessary or expedient laws, bye-laws, rules and regulations for the government of the Company and the observance thereof by the individual members of the Company not contrary to the Laws of Her Majesty's Realm or Colonies:

AND WHEREAS by the Supplemental Charter of the 10th day of November 1874 it was declared that it should be lawful for the Company from and after the 29th day of December 1874 for the period therein mentioned to carry on the business of banking as authorised by the Original Charter and Supplemental Charter of the 20th day of July 1861 and the said Deed of Settlement and Supplemental Deed of Settlement then already executed or such other deed or modification thereof as the Company might thereafter without reference to the Treasury from time to time determine but absolutely freed and discharged from all duties obligations or responsibilities by the Original Charter or the revoked Supplemental Charter or by the said Deed of Settlement or the said Supplemental Deed of Settlement created between the Commissioners of the Treasury and the Company save as therein otherwise provided and by the Supplemental Charter now in statement provision was made for requiring the assent of the Commissioners of the Treasury to certain matters and thinks therein specified which did not in any way relate to the alteration of the said Deed of Settlement or to the adoption of a Supplemental Deed of Settlement:

AND WHEREAS in pursuance of the authorities conferred by the said Deed of Settlement and the said Supplemental Charter of the 10th day of November 1874 certain of the original provisions of the Deed of Settlement have from time to time been annulled and new provisions substituted therefor and embodied or recorded in further Supplemental Deeds of Settlement dated the 9th day of May 1902 and the 2nd day of May 1923 and lastly by resolutions duly passed and confirmed at extraordinary general meetings of the Company duly convened and constituted in accordance with the provisions of the said Deed of Settlement and by a further Supplemental Deed of Settlement dated the 6th day of May 1930 (hereinafter called "the 1930 Deed of Settlement") and executed by the Company pursuant to authority conferred by the said resolutions so to do all the then subsisting provisions of the said Deed of Settlement and Supplemental Deeds of Settlement were annulled and new provisions in the form of Bye-laws and Rules (as set out in the Schedule to the 1930 Deed of Settlement) were adopted for regulating the carrying on of the business of the Company and the management of its affairs so far as not regulated by the provisions of the Original and revoked Supplemental Charters:

AND WHEREAS by a further Supplemental Charter under the Great Seal granted by His Majesty King George the Fifth on the 12th day of September 1932 (hereinafter referred to as "the Consolidating Charter") all clauses and provisions of the Original Charter and the revoked Supplemental Charters (except those incorporating and continuing the incorporation of the Company with perpetual succession and a Common Seal) were revoked and

determined and the provisions of the Consolidating Charter were substituted therefor:

AND WHEREAS by the Consolidating Charter it was declared that the Company might from time to time by Special Resolution (as therein defined) of its Shareholders without the execution by the Company of any Supplemental Deed of Settlement alter or add to its Bye-laws and Rules as set out in the 1930 Deed of Settlement and that any alteration or addition so made should be as valid and effective for all purposes and be binding upon the Shareholders of the Company for the time being in the same manner as if such alteration or addition had been contained in the then present Bye-laws and Rules and should itself be subject in like manner to alteration by Special Resolution as aforesaid:

AND WHEREAS by a further Supplemental Charter under the Great Seal granted by His late Majesty King George the Sixth on the 5th day of July 1939 (hereinafter called "the 1939 Supplemental Charter") various alterations and modifications were made in the provisions of the Consolidating Charter and the period during which the Company should continue incorporated was extended to thirty years from the 12th day of July 1939:

AND WHEREAS pursuant to the authorities in that behalf conferred by the Original Charter the revoked Supplemental Charters and the Consolidating Charter and the Bye-laws and Rules of the Company the original share capital of the Company has been increased from time to time and the shares in its capital have been sub-divided and converted into Stock and the capital of the Company is now £3,500,000 Stock all issued and fully paid up:

AND WHEREAS the Company notwithstanding its names has never had any Branch in Australia:

AND WHEREAS the Company has presented to Us a petition in which it has represented to Us that it is desirable that certain provisions of the Consolidating Charter and the 1939 Supplemental Charter should be amended or cancelled and that certain new provisions be introduced and in particular has prayed that alterations be made to effect the following:-

(A) That the Company may continue to be incorporated and established for ever unless and until this Our Charter shall be revoked or made void in manner hereinafter mentioned.

(B) That the Company may be empowered to carry on the business of a banker in any part of the world provided that it shall not establish a Branch or Agency in any territory in which it has not at the date when this Our Charter takes effect established a Branch or (as the case may be) an Agency excepting with the previous sanction of and subject to such conditions as may be imposed by the Government of the Territory in which such Branch or Agency is established.

(C) That the Company may be empowered with the consent of the Commissioners of Our Treasury to change the name of the Company.

(D) That the power of the Company to make issue re-issue and circulate notes should be restricted to the Colony of Hong Kong and that it should be obligatory for the Company to keep deposited in manner hereinafter provided coin or bullion or legal tender notes or securities or certificates or indebtedness or other direct obligations of the Government of the said Colony equal in value to the whole of the notes issued by the Company and actually in circulation.

(E) That the Company may be empowered in connection with the matters aforesaid to promote companies for the purpose of carrying on any part of the business or exercising any of the powers of the Company or for the purpose of carrying on or exercising any business or power which the Company is authorised to carry on or exercise or which in the opinion of the Company may conveniently and advantageously be combined with any business which the Company is authorised to carry on and to enter into arrangements for sharing profits, joint adventure, amalgamation and other like matters.

(F) That the Company may be empowered to subscribe to support or become a member of any Chamber of Commerce or other institution or association having among its objects the promotion or protection of the interests of persons engaged in banking commerce or industry.

(G) That the Company should be empowered to purchase or otherwise acquire the whole or any part of the business property and liabilities of any person or Company carrying on any business which the Company has power to carry on or any shares securities or obligations of any Company carrying on any such business.

(H) That the Company should have power from time to time to change its Common Seal and also to adopt for use in any territory district or place not within the United Kingdom one or more official seals which should be facsimiles of the Common Seal with the addition on the face thereof the name of the territory district or place where it is to be used.

(I) That the provisions of the Charter requiring certain special provisions to be contained in the Bye-laws of the Company should include provision for –

(i) a Bye-law requiring the yearly audit of the accounts of the Company by one or more Auditors not being Directors

thereof in place of the requirement of the Consolidating Charter of two or more such Auditors.

(ii) a Bye-law requiring the appointment of a Secretary of the Company.

(J) That the Company may be empowered to divide its capital into shares or stock of different classes to convert any of its fully paid up shares into stock and to exercise certain other powers with regard to its capital and the shares therein and that the Company may be deemed always to have had such power.

(K) That the Company may be empowered with the consent of the Commissioners of Our Treasury by Special Resolution to reduce the capital of the Company in any way.

(L) That the obligations of the Proprietors of any share or stock unit in the capital in the Company to contribute to the payment of the debts and liabilities of the Company in the winding up of its affairs any amount in excess of the amounts subscribed or so much thereof as shall not previously have been paid up should be cancelled.

(M) That it should be lawful for Us Our Heirs or Successors at any time to revoke and make void Our Charter or to add such modifications provisions or restrictions thereto as We, Our Heirs or Successors shall think fit.

AND WHEREAS the Company has further represented to Us by its said Petition that it is desirable that the Consolidating Charter and the 1939 Supplemental Charter should be replaced by a Charter consolidating such of the provisions thereof as are still operative together with the further powers and provisions for which the Company has prayed Us in the said Petition:

AND WHEREAS the Company has further represented to Us by its said Petition that it is desirable to provide that the Company should be regulated by regulations to be known as the Rules and Bye-laws of the Company in place of the provisions of its present Rules and Bye-laws and that the new Rules and Bye-laws as at the date when this Our Charter takes effect should (without prejudice to the Company's power of altering them) be Scheduled to this Our Charter and such Rules and Bye-laws are Scheduled hereto accordingly:

NOW KNOW YE that as well upon the prayer of the Company as also of Our Special Grace certain knowledge and mere motion WE HAVE WILLED AND ORDAINED AND DO BY THESE PRESENTS WILL AND ORDAIN as follows:-

1. The provisions of this Our Charter shall have effect as from the date when We have caused these OUR LETTERS to be made patent.

2. In this Our Charter the following words and expressions shall unless repugnant to the context have the following meanings namely:-

See footnote 1

"The Existing Charters" means and includes the Original the Consolidating and all the Supplemental Charters.

The "Treasury" means the Commissioners for the time being of Our Treasury.

See footnote 2

"Special Resolution" means special resolution as defined by Section 141 of the Companies Act, 1948, or any Statutory provision hereafter substituted for the said Section and for the time being in force which shall be regarded as repeated herein with the substitution of references to the Bye-laws and Rules of the Company for references to Articles of Association.

See footnote 3

3. The Company may by Special Resolution change its name but no such resolution shall be effective until it has received the sanction of the Treasury. Provided that a change of the name of the Company shall not affect any rights or obligations of the Company or render defective any legal proceedings by or against the Company and any legal proceedings that might have been continued or commenced against it by its former name may be continued or commenced against it by its new name.

4. All clauses and provisions of the Existing Charters (other than and except those incorporating and continuing the incorporation of the Company with perpetual succession and a common seal) shall be and the same are hereby revoked and determined and the provisions of this Our Charter shall henceforth be substituted therefor. Provided that notwithstanding such revocation and determination of the provisions of the existing Charters (except as aforesaid) everything done or suffered thereunder previously to the date of this Our Charter shall be and continue of the same force and effect as if the said revoked and determined provisions had continued in full force and effect.

Note 1 : The following definition was added to Article 2 by Supplemental Charter on 12 February 1997: "Hong Kong" means the territory currently knows as the Colony of Hong Kong and to be known as the Hong Kong Special Administrative Region of the People's Republic of China.

Note 2 : The words "Section 141 of the Companies Act 1948" were replaced by Section 378 of the Companies Act 1985" by Supplemental Charter of 12 February 1997.

Note 3 : By Special Resolution passed on 5 December 1956 and sanctioned by the Treasury the name of the Company was changed to "The Chartered Bank". Under Clause (3(1)(b) of the Standard Chartered Bank Act 1984 the name of the Chartered Bank was changed to Standard Chartered Bank with effect from 1st January 1985.

5. The Company is and shall subject to the provisions of this Our Charter continue to be incorporated and established for ever unless and until this Our Charter shall be revoked or made void in manner hereinafter provided for the following objects or purposes namely:-

(i) To carry on in London under the management of a Court of Directors by means of Banks and Branch Banks the business of banking in the United Kingdom the Commonwealth and elsewhere throughout the World.

(ii) To carry on in any part of the world trustee and executor business that is to say: To act as executors and administrators and trustees and to undertake and execute trusts of all kinds, whether private or public including religious and charitable trusts and to transact all kinds of trust and agency business either with or if the Company so desires without remuneration and in particular and without limiting the generality of the above to act wherever the Company may lawfully so do as judicial and custodian trustees, trustees for the holders of debentures and debenture stock administrators of the property of convicts receivers managers and liquidators and to perform and discharge the duties and functions incident thereto.

See footnote (iii) To carry on in any part of the world any other business which may, in the opinion of the Court of Directors, conveniently and advantageously be combined with any business which the Company is authorised to carry on.

6. The Company has and shall continue whilst incorporated to have and may exercise the following powers namely:-

(i) The Company may establish Branches or Agencies in any places where such Branches or Agencies may be found to be desirable in connection with the business of its Head Office or other establishments Provided that the Company shall not establish a Branch or Agency in any territory in which it has not at the date when this Our Charter takes effect established a Branch or (as the case may be) an Agency except with the previous sanction of and subject to such conditions as may be imposed by the Government of the territory in which such Branch or Agency is established.

Note : Article 5(iii) was inserted by Order of Her Majesty the Queen in Council on 22 March 2005.

See footnote 1

(ii) The Company may make issue re-issue and circulate at and from its Branch Bank in Hong Kong and at Branch Banks elsewhere in the world bank-notes payable to bearer on demand or otherwise.

Provided that the power of the Company to make issue re-issue and circulate bank-notes payable to bearer in Hong Kong without prejudice to the generality of the provisions of clause 9 of this Our Charter be subject to the following restrictions namely:-

(A) All such bank-notes shall bear date at the place of issue and shall be payable to bearer on demand.

(B) If such bank-notes at any time are not legal tender in Hong Kong they shall be made payable in coin or notes being legal tender in the United Kingdom or coin or notes lawfully current in Hong Kong.

See footnote 2

(iii) The Company may from time to time and at all timeshereafter purchase take hold and enjoy as well in the United Kingdom as in any other part of the world such houses, offices, buildings, lands and other hereditaments without restriction as to the value or annual value thereof as shall or may from time to time be actually and *bona fide* necessary and proper for the purpose of managing conducting and carrying on the business of the Company but not for any other purpose (except as hereinafter specified) and to sell, grant, demise, exchange, convey and dispose of the same or any of them respectively.

(iv) The Company may manage demise and let and receive the rents and profits of such portions of any houses, offices, buildings, lands and other hereditaments now owned or from time to time acquired by it as for the time being it may not actually occupy for the purposes of its business.

(v) The Company may notwithstanding any other provision hereof accept any lands, houses or other real or any personal estate in satisfaction, liquidation or payment of any debt absolutely and *bona fide* due and owing to the Company and may also take any mortgage or other security on real or personal property as aforesaid as a security for any moneys due owing or payable or to become due owing or payable to the Company or for the due performance or

---

Note 1 : Article 6-clause (ii), the proviso to clause (ii) and paragraphs A and B of that proviso were amended by Supplemental Charter on 12 February 1997.

Note 2 : Clause (iii) of Article 6 was amended by Supplemental Charter on 12 February 1997.

discharge of any other liabilities or obligations whether arising or incurred before or after the taking of such security and may hold such lands, houses and other property for such reasonable time (but for such reasonable time only) after the Company shall have acquired an absolute interest therein as shall be necessary for selling and disposing of and converting the same into money.

(vi) The Company may sell or otherwise convert into money any goods, wares or merchandise which shall or may be taken by it in satisfaction, liquidation or payment of any debt and may sell and convey any lands, houses and other real property whatsoever or any goods wares or merchandise which it may acquire in manner aforesaid.

(vii) The Company may give pensions and gratuities to directors, officers or servants of the Company or to persons who have been directors, officers or servants of the Company and the wives, families or dependants of any such persons and may establish maintain support or subscribe to pension, superannuation and other funds for the benefit or advantage of any such directors, officers, servants or other such persons and may also make payments towards insurance and may make contributions to national educational, scientific, benevolent, religious or charitable institutions or objects and may subscribe to support or become a member of any Chamber of Commerce institution or association having among its objects the promotion or protection of the interests of persons engaged in banking commerce or industry and subscribe towards or guarantee the expense of or otherwise take part in the promotion of any exhibition and may give or contribute to any testimonial gift or fund whether in the United Kingdom or any other part of the world.

(viii) The Company may promote or join in promoting companies or associations in any part of the world for the purpose of carrying on any part of the business or exercising any of the powers of the Company or for the purpose of carrying on or exercising any business or power which the Company is authorised to carry on or exercise or which in the opinion of the Company may conveniently and advantageously be combined with any business which the Company is authorised to carry on or for the purpose of acquiring all or any of the property, rights and liabilities of the Company.

(ix) The Company may purchase or otherwise acquire for such consideration as may be thought fit (including the issue

of shares, securities or other obligations of the Company credited as fully or partly paid up) the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company has power to carry on or any shares, securities or other obligations of any Company carrying on any such business.

(x) The Company may enter into arrangements for sharing profits, joint adventure amalgamation with any company carrying on the business of banking or any other business which the Company has power to carry on or which can in the opinion of the Company conveniently and advantageously be combined with any business which the Company has power to carry on and subscribe for or otherwise acquire for such consideration as may be thought fit any shares stock or other securities of any such company or of an amalgamating company and may enter into any arrangements incidental to any of the matters aforesaid.

See footnote

(xi) The Company may do all things incidental or conducive to the carrying on of any business which is consistent with the objectives of the Company.

7. This Our Charter and the Common Seal of the Company shall be kept at the place of business of the Court of Directors and such seal shall not be affixed to any instrument except as authorised by the Bye-laws and Rules of the Company for the time being in force.

8. The Company may from time to time vary and change at its pleasure the Common Seal of the Company and may also adopt for use in any territory, district or place not within the United Kingdom one or more official seals which shall be facsimiles of the Common Seal with the addition on the face thereof of the name of the territory district or place where it is to be used. Documents sealed with an official seal shall bind the Company in like manner as if they had been sealed with the Common Seal. The Court of Directors shall provide for the authorisation of persons to affix an official seal (including provisions for the protection of third parties against the revocation or determination of such authority) and for the method of attesting or certifying the affixing thereof.

Note : Article 6(xi) was inserted by Order of Her Majesty the Queen in Council on 22 March 2005.

9. In carrying on managing and conducting its business the Company shall conform to such general laws as are now in force or as may from time to time be in force or be hereafter enacted in the United Kingdom or in any part of the Commonwealth or elsewhere where the business of the Company shall be established and conducted on the subject of banking and currency and in relation to the making or publication of periodical returns in the same manner and form as other Banks are or shall be required by law to do.

See footnote

10. The Company shall not at any time purchase any shares in the Company or make advances of money or securities for money to any person on the security of any shares in the Company nor discount or in any manner advance money upon Bills of Exchange, Promissory Notes or other Negotiable Paper in or upon which the name of any Director or Officer of the Company shall appear as drawer or acceptor either on his individual or separate account or jointly with any Partner or Partners or otherwise than as a Director or Officer of the Company to an amount exceeding one-third of the amount of the sum for the time being under discount or advanced by the Company.

11. The capital of the Company at the date upon which this Our Charter first takes effect is £3,500,000 comprising £3,500,000 Stock. Any of the shares of the Company from time to time created may be issued with and any of the said Stock or any other shares or stock of the Company may have attached thereto such preferred deferred or other special rights or such restrictions whether in regard to dividend return of capital voting or otherwise as the Company may from time to time by Special Resolution determine but so that the special rights attached to any shares conferring preferred or other special rights shall not be varied or abrogated except with such sanction as is provided by the Bye-laws and Rules of the Company in the Schedule hereto or other the Bye-laws and Rules of the Company for the time being.

12. The Members of the Company in General Meeting may by Special Resolution from time to time:-

(i) Increase the share capital of the Company by such sum divided into shares of such amount as may be authorised by such Special Resolution without any restriction or limitation on the total amount to which the same may be so increased; and

Note: Article 10 was amended by Supplemental Charter on 12 February 1997.

(ii) Consolidate and divide all or any of its shares whether issued or unissued and whether forming part of its present or increased capital into shares of larger amount than the existing shares: and

(iii) Sub-divide the shares in the capital of the Company or any of them whether issued or unissued and whether forming part of its present or increased capital into shares of smaller amount than the amount of the shares to be sub-divided as aforesaid so however that in the sub-division the proportion between the amount paid and the amount if any unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(iv) Convert any paid up shares into stock and reconvert any stock into paid up shares of any denomination; and

(v) Cancel any shares which at the date of the passing of the resolution in that behalf have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares cancelled; and

(vi) With the approval of the Treasury reduce the capital of the Company in any way.

PROVIDED ALWAYS that the Members of the Company shall be individually liable for the debts obligations and liabilities of the Company but to the extent only of the amounts (if any) for the time being unpaid on the shares in the Company held by them respectively.

13. The carrying on of the business of the Company and the management of its affairs (so far as not regulated by this Our Charter) shall be regulated by the said Bye-laws and Rules set forth in the Schedule to this Our Charter or other the Bye-laws and Rules of the Company for the time being in force. The said Bye-laws and Rules for the time being in force shall contain all such provisions as are necessary or usual in like cases and in particular shall provide for the following matters namely:-

(i) the carrying on the business of the Company by a Board or Court of Directors;

(ii) the payment to or by the Shareholders of all monies to become due in respect of their shares in the Company;

(iii) the holding of Annual General Meetings of the Company once at least in every year;

(iv) the holding of Extraordinary General Meetings of the Company upon the requisition of nine Members or more holding in the whole Shares or Stock in the Company of the nominal amount of at least £20,000;

(v) the election appointment and qualification of the Directors;

(vi) the retirement of at least one-fourth of the Directors of the Company yearly;

(vii) the yearly audit of the accounts of the Company by one or more Auditors not being Directors thereof;

(viii) the yearly communication of the Auditors' Report and of a Balance Sheet and Profit and Loss Account to every member;

(ix) the appointment of a Secretary and Officers.

14. The Company may from time to time by Special Resolution without reference to Ourselves or to the Treasury or any other person alter or add to its present Bye-laws and Rules as set out in the Schedule to this Our Charter and any alteration or addition so made shall be as valid and effective and be binding upon the Members of the Company for the time being in the same manner as if such alteration or addition had been contained in the said present Bye-laws and Rules and shall itself be subject in like manner to alteration by Special Resolution.

15. The several regulations contained in this Our Charter and in the said Bye-laws and Rules of the Company as from time to time altered or added to as aforesaid shall be taken to be the existing regulations of the Company except so far as the same may be repugnant to the Laws of the United Kingdom or of any part of the World wherein the Company shall carry on business.

16. Every alteration of or addition to the said Bye-laws and Rules shall within six months from the date of the Special Resolution effecting such alteration or addition be enrolled in the Central Office of Our Supreme Court of Judicature.

17. On any suspension of the payments of the Company for any continuous period of sixty days or for any number of days at intervals which shall amount altogether to sixty days within any one year or if it shall be reported unto Us by the Treasury that the Company have not well and truly maintained abided by performed and observed all and every the Rules, Orders, Provisions and Directions contained and set forth herein or in the Bye-laws and Rules of the Company for the time being in force or if it appears to

Us, Our Heirs or Successors that any other good and sufficient reason exists for revoking and making void this Our Charter Then and in any such cases it shall be lawful for Us, Our Heirs and Successors if We or They shall be so minded by writing under the Great Seal at Our or Their discretion and without any further or other proceeding to revoke and make void this Our Charter and the existing Charters so far as still remaining unrevoked and if force and every matter and thing herein and therein contained.

18. In the event of any such revocation of this Our Charter and after notice of such revocation shall have been left at the Office or Principal Office in London of the Company it shall not be lawful for the Company to continue to carry on business under this Our Charter for any longer period than may be required for giving the necessary notices thereof to the various Establishments of the Company.

19. If at any time it appears to Us, Our Heirs or Successors that good and sufficient reasons exist for adding to or amending the terms of this Our Charter it shall be lawful for Us, Our Heirs or Successors by writing under the Great Seal at any time to add such modifications, conditions or provisions thereto as We, Our Heirs or Successors shall think fit.

20. In the event of any general revocation of this Our Charter or the cessation of the powers and privileges hereby conferred under the provisions hereinbefore contained the property of the Company shall be converted into money and the debts due to the Company collected and got in with all convenient speed and all monies which shall be so received and all other assets of the Company and if necessary all monies then remaining unpaid by the Members on account of their shares (which shall forthwith be called for and paid) shall be applied in paying and satisfying the debts and liabilities of the Company in due course of Law and the surplus (if any) shall be divided among the Members of the Company in accordance with their rights and priorities and all the powers and privileges and authorities in this Our Charter contained shall notwithstanding any such general revocation or cessation thereof as aforesaid continue to be vested in and exercisable by the Company so far but so far only as required for the purpose of winding up the affairs of the Company in manner hereinbefore set forth.

21. When all the assets of the Company (including such calls as herein mentioned) shall have been got in and converted into money as aforesaid and the debts due by the Company shall have been paid so far as such assets shall extend and the surplus (if any) divided among the Members as aforesaid it shall be lawful or Us Our Heirs or Successors upon the representation of the Treasury that it is expedient so to do by writing under the Great

Seal absolutely to revoke and make void this Our Charter and the existing Charters so far as not revoked hereby and every matter and thing herein and therein contained and the Company shall be absolutely dissolved.

See footnote 22. The Company may from time to time by Special Resolution alter, add to or revoke any of the provisions of this Our Charter or any Supplemental Charter granted to the Company and such alteration, addition or revocation shall when allowed by Us Our Heirs or Successors in Council become effectual so that the relevant Charter shall thenceforth continue to operate as if it had been originally granted and made accordingly.

Note : Article 22 was inserted by Supplemental Charter on 12 February 1997.

IN WITNESS whereof We have caused these Our Letters to be made Patent.

WITNESS Ourself at Westminster the twenty-fifth day of June In the fifth Year of Our Reign

COLDSTREAM

BY WARRANT UNDER THE QUEEN'S SIGN MANUAL

GREAT
SEAL

The Bye-laws and Rules comprising the Schedule to this Our Royal Charter are annexed hereto.

INDEX
TO
THE BYE-LAWS AND RULES

BYE-LAWS AND RULES
OF
STANDARD CHARTERED BANK

I – PRELIMINARY

1. In these Bye-Laws and Rules, if not inconsistent with the subject or context, the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof.

Words	**Meanings**
The Company	Standard Chartered Bank
The Charters	The Royal Charters incorporating the Company and regulating its affairs as for the time being in force
The Presents	These Bye-laws and Rules as originally frames or as form time to time altered by Special Resolution
Special Resolution	The meaning for the time being attached thereto by the Charters
The Act	The Companies Act 1948
The Court	The Court or Board of Directors of the Company
Office	The Head Office or principal place of business of the Company for the time being
Seal	The Common Seal of the Company
The United Kingdom	Great Britain and Northern Ireland
Year	Year from the 1 January to 31 December inclusive
In Writing	Written, produced by any substitute for writing or partly one and partly another
US dollars or US$	The lawful currency of the United States of America

And the expression "Secretary" shall include a temporary or assistant Secretary and any person appointed by the Directors to perform any of the duties of the Secretary.

Save as aforesaid all expressions defined in the Charters or any of them shall, if not inconsistent with the subject or context, bear the same meanings in these presents.

2. The Head Office or principal place of business of the Company shall be at such place in the City of London or the City of Westminster as shall from time to time be determined by the Court.

3. No part of the funds of the Company shall be employed in the purchase of or in loans upon the security of the Company's shares.

II - CAPITAL

4. The capital of the Company at the date of the adoption of these Bye-laws and Rules is £3,500,000 Stock.

5. The shares in the capital of the Company other than shares converted into Stock shall be numbered, each share being distinguished by its appropriate number.

6. Any of the shares of the Company from time to time created may be issued with any of the said Stock or any other shares or Stock of the Company may have attached thereto such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of capital, voting or otherwise as the Company may from time to time by Special Resolution determine, but so that the special rights attached to any shares conferring preferred or other special rights shall not be varied or abrogated except with such sanction as is provided by these presents.

III – MEMBERS AND MEMBERSHIP

7. The members of the Company shall be those persons who have agreed or shall hereafter agree to become shareholders in the Company and whose names are or shall hereafter be entered in the Register of Members hereinafter mentioned.

8. The Company shall keep in one or more books a register of its members and enter therein the following particulars:-

   (a) The names and addresses of the members of the number of shares held by each member distinguishing each share by its number, and the amount paid on the shares of each member.

   (b) The date on which each person was entered in the register as a member.

(c) The date on which any person ceased to be member.

Provided that where the Company has converted any of its shares into stock, the register shall show the amount of Stock held by each member instead of the amount of shares and the particulars relating to shares specified in paragraph (a) of this Bye-law.

9. All provisions of these presents and of the Charters shall be binding upon the members for the time being as though these presents had been signed and sealed by each member and contained covenants on the part of each member his executors and administrators to observe all the provisions of the Charters and these presents and every member by becoming such shall be deemed to have entered into such covenant accordingly.

IV – VARIATION OF RIGHTS

10. Whenever the capital of the Company is divided into different classes of shares the special rights attached to any class, may either with the consent in writing of the holders of three-fourths in nominal amount of the issued shares of the class, or with the sanction of an Extraordinary Resolution (as defined by the Act) passed at a separate meeting of such holders (but not otherwise), be varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate meeting all the provisions of these presents relating to General Meetings and as to votes and voting thereat shall, *mutatis mutandis*, apply except that the necessary quorum shall be two persons at least holding or representing by proxy one-third in nominal amount of the issued shares of the class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those members who are present shall be a quorum), and that the holders of shares of the class shall on a poll have the same rights as to voting as are specified in Bye-Law 68. The special rights conferred upon the holders of any shares or class of shares issued with preferred or other special rights shall not, unless otherwise expressly provided by the conditions of issue thereof, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

V – SHARES

11. The shares or other interest of any member in the Company shall be personal estate transferable in manner hereinafter provided.

12. No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or recognise any equitable contingent future or partial interest in any shares or any interest in any fractional part of a share, or (except only as by the Charters or these presents otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

13. Every person whose name is entered as a member in the register of members shall be entitled without payment to one certificate for all his shares, or upon payment of such sum, not exceeding 1s., for every certificate after the first as the Court shall from time to time determine, to several certificates, each for one or more of his shares provided always that no charge shall be made in respect of any Balance Certificate issued to a member on the sale or transfer of part only of his holding of shares in the Company. Every certificate shall be issued under the Seal and bear the signature of any one Director or any one General Manager and shall be counter-signed by the Secretary or such other official of the Company as shall from time to time be designated by the Court for the purpose and every such signature shall be autographic unless there shall be for the time being in force a resolution of the Court adopting some method of mechanical signature which is controlled by the Auditors or Transfer Auditors of the Company in which event the signature of a Director or General Manager or the Secretary or such other official of the Company as shall from time to time be designated by the Court for the purpose (if authorised by such resolution) may be effected by the method so adopted. Every certificate shall specify the shares to which it relates and the nominal amount of each share Provided that in the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of the certificate for a share to one of several joint holders shall be sufficient delivery to all.

14. If a share certificate be defaced, lost or destroyed, it may be removed on payment of such fee (if any) not exceeding 1s., and on such terms (if any) as to evidence and indemnity as the Directors think fit.

15. Every such certificate shall be *prima facie* evidence of the title of the person named therein to the shares specified in such certificate.

VI – LIEN

16. The Company shall have a lien on every share not being a fully paid share for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company, and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest in any person other than such member and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends payable thereon.

17. The Company may sell, in such manner as the Court think fit, any shares on which the Company has a lien, but no sale shall be made unless

some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, shall have been given to the holder for the time being of the share or the person entitled by reason of his death or bankruptcy to the share.

18. The net proceeds of sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. The purchaser shall be registered as the holder of the shares and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

VII – CALLS ON SHARES

19. The Court may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the amount of the shares or by way of premium), and each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments and may be revoked or postponed as the Court may determine.

20. A call shall be deemed to have been made at the time when the resolution of the Court authorising the call was passed.

21. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

22. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 5 per cent. per annum, as the Court determine, but the Court shall be at liberty to waive payment of such interest wholly or in part.

23. Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in the case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call made and notified.

24. The Court may make arrangements on the issue of shares for a difference between the holders in the amounts of calls to be paid, and in the times of payment.

25. The Court may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced, may (until the same would but for such advance become presently payable), pay or allow in advance interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) 5 per cent. per annum, as may be agreed upon between the Court and the member paying such sum in advance.

VIII – TRANSFER OF SHARES

26. Subject to the provisions of these presents any member may transfer all or any of his shares.

27. Shares in the Company shall be transferred by transfer in the usual common form or in any other form and approved by the Court.

See footnote 28. The instrument of transfer of a share shall be signed by or on behalf of the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

29. The Court may, in their discretion, and without assigning any reason therefor, decline to register any transfer of shares (not being fully paid shares) to a person of whom they shall not approve, and they may also decline to register any transfer of shares on which the Company has a lien.

30. All instruments of transfer of shares which shall be registered will be retained by the Company and the Court shall cause particulars thereof to be entered in a book to be kept under the supervision of the Court and to be called the "Register of Transfers".

See footnote 31. The Court may also decline to recognise any instrument of transfer, unless

(A) Such fee, not exceeding 2s. 6d., as the Court may from time to time require shall have been paid to the Company in respect thereof; and

---

Note : Bye-law 28 was modified by the Stock Transfer Act 1963 (q.r.).

Note : Bye-law 31; Registration fees abolished by resolution of the Court 30th October 1963.

(B) The instrument of transfer is deposited at the office or such other place as the Court may appoint accompanied by the certificate of the shares to which it relates, and such other evidence as the Court may reasonably require to show the right of the transferor to make the transfer.

(C) The instrument of transfer is in respect of only one class of share.

32. The Register of Transfers may be closed at such times and for such period as the Court may from time to time determine, provided always that it shall not be closed for more than thirty days in any year.

33. There shall be paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares such fee, not exceeding 2s. 6d., as the Court may from time to time require or prescribe.

34. Nothing in these presents shall preclude the Court from recognising the renunciation of the allotment of any share by the allottee in favour of some other person.

IX - TRANSMISSION OF SHARES

35. In case of the death of a member the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

36. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member, may, upon such evidence as to this title being produced as may from time to time be required by the Court, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

37. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions or these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by such member.

38. A person becoming entitled to a share in consequence of the death or bankruptcy of a member shall be entitled to receive and may give a discharge for all dividends and other moneys payable in respect of the

shares, but he shall not be entitled to receive notices of or to attend or vote at meetings of the Company or save as aforesaid to any of the rights or privileges of a member until he shall have become a member in respect of the share. Provided always that the Court may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within ninety days the Court may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of notice have been complied with.

X – FORTEITURE OF SHARES

39. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Court may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued.

40. The notice shall name a further day on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed the shares on which the call was made will be liable to be forfeited.

41. If the requirements of any such notice as aforesaid are not complied with any share in respect of which such notice has been given may at any time thereafter before payment of all calls and interest and expenses due in respect thereof has been made be forfeited by a resolution of the Court to that effect and such forfeiture shall include all dividends which shall have been declared on the forfeited shares and not actually paid before the forfeiture.

42. Where any share has been forfeited, an entry to that effect shall be made in the Register of Members opposite the forfeited shares and notice of the forfeiture shall forthwith be given to the holder of the share or person entitled to the share by reason of the death or bankruptcy of the holder (as the case may be) but no forfeiture shall be in any manner invalidated by any omission or neglect to make such entry or give such notice as aforesaid.

43. A forfeited share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Court shall think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Court think fit.

44. A member whose share have been forfeited shall cease to be a member in respect of the forfeited shares, but shall notwithstanding the forfeiture remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with interest thereon at seven per cent. per annum from the

date of forfeiture until payment, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

45. A statutory declaration in writing that the declarant is a Director, General Manager, or Secretary of the Company and that a share has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal therefor shall constitute a good title to the share, and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment, or disposal of the share.

XI – STOCK

46. (A) The Company may by Special Resolution convert any paid up shares into stock and re-convert any stock into paid-up shares of any denomination.

(B) The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but no stock shall be transferable except in the sums of US$1 or multiples of US$1.

(C) The holders of stock shall, according to the amount of the stock held by them, have the same rights privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose but no such privilege or advantage (except participation in dividends and profits and in assets on a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

(D) All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock and the words "share" and "member" therein shall include "stock" and "stockholder".

XII – INCREASE OF CAPITAL

See footnote 47. The Company in general meeting may from time to time by Special Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

48. The Company may by the resolution increasing the capital direct that the new shares, or any of them shall be offered in the first instance either at par or at a premium to all the then members or to any class thereof for the time being, in proportion to the number of shares or shares of the class held by them respectively, or make any other provisions as to the issue of the new shares. In default of any such direction or so far as the same shall not extend, the new shares shall be at the disposal of the Court, who may allot, grant options over, or otherwise dispose of them to such persons and on such terms as they shall think fit.

49. The new shares shall be subject to the same provisions with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, as the shares in the present capital.

XIII – OTHER ALTERATIONS OF CAPITAL

50. The Company may by Special Resolution:-

(A) Consolidate and divide all or any of its shares into shares of larger amount than its existing shares; and

(B) Sub-divide its shares, or any of them, into shares of smaller amount than the amount of the shares to be sub-divided but so however that in the sub-division the proportion between the amount paid and the amount if any unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(C) Cancel any shares which at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled; and

---

Note: (i) At an Extraordinary General Meeting of the Stockholders held on 9 November 2000, the authorised ordinary share capital of the Company was reduced, with effect from 18 January 2001, by cancelling all of the issued and unissued ordinary shares of £1 each and increased with effect from 18 January 2001, to US$3,093,980,894.

(ii) At an Extraordinary General Meeting of the Shareholder held on 28 June 2001, the capital of the Company was increased from US$3,093,980,894 to US$3,098,980,894 by the creation of 1,000,000 non-cumulative preference shares of US$5.00 each.

(iii) At an Extraordinary General Meeting of the Shareholder held on 13 January 2005, the capital of the Company was increased from US$3,093,980,894 to US$6,200,000,000 by the creation of an additional 3,106,019,106 ordinary shares of US$1 each.

(D) With the approval of the Treasury reduce its share capital in any way.

XIV – GENERAL MEETINGS

51. A General Meeting shall be held in every year, at such time and place as may be determined by the Court. The general meetings referred to in this Bye-law shall be called Annual General Meetings. All other general meetings shall be called extraordinary.

52. The Court may call an Extraordinary Meeting whenever they think fit, and shall convene such a meeting on the requisition of not less than nine members holding between them not less than £20,000 (nominal amount) of shares or stock in the Company (or on the requisition of not less than nine members holding between them not less than US$20,000 (nominal amount) of shares or stock in the Company denominated in US dollars. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Office and may consist of several documents in the like form each signed by one or more of the requisitionists.

53. If the Court do not within twenty-one days from the date of the requisition being so deposited proceed duly to convene the meeting, the requisitionists or a majority of them may themselves convene the meeting, but any meeting so convened shall not be held after the expiration of three months from the date of the deposit, and shall be held only for the objects stated in the requisition.

54. Any meeting so convened by the requisitionists shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Court.

XV – NOTICE OF GENERAL MEETINGS

See footnote 55. In the case of an Annual General Meeting or a Meeting convened to pass a Special Resolution twenty-one clear days' notice at the least, and in any other case fourteen clear days' notice at the least, shall be given either by advertisement in manner hereinafter mentioned or in writing to all such members as are under the provisions in these presents contained entitled to receive notices from the Company and to the Auditors of the Company.

Note : Bye-law 55 amended by Special Resolution on 21 July 1977.

PROVIDED THAT a Meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this regulation be deemed to have been duly called if it is so agreed:

(A) in the case of a Meeting called as the Annual General Meeting, by all the members entitled to attend and vote thereat; and

(B) in the case of any other Meeting, by a majority number of the members having a right to attend and vote at the Meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

55. The accidental omission to give notice to, or the non-receipt of notice by any person, shall not invalidate the proceedings at any general meeting.

56. Every notice of Meeting shall specify the place, the day and the hour of meeting, and in case of special business the general nature of such business. The notice convening an Annual General Meeting of the Company shall specify it as such, and the notice convening a Meeting to pass a Special Resolution shall also specify the intention to propose the Resolution as a Special Resolution.

XVI – PROCEEDINGS AT GENERAL MEETINGS

58. All business shall be deemed special that is transacted at an Extraordinary Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of declaring dividends, the consideration of the accounts and balance sheet and the ordinary reports of the Court and Auditors and other documents required to be annexed to the balance sheet, and the election of Directors and Auditors and other officers in the place of those retiring by rotation or otherwise and the fixing of the remuneration of the Auditors.

See footnote 59. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. One member present in person or by representative shall be a quorum for all purposes.

60. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of or by members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day and place as the Court may determine and if at such adjourned meeting a quorum is not present within fifteen minutes form the time appointed for holding the meeting, the members present shall be a quorum.

Note : Bye-law 59 amended by Special Resolution on 5 June 2000.

61. The Chairman (if any) of the Court and in his absence the deputy chairman (if any) shall preside as chairman at every General Meeting of the Company. If there be no such officers, or if at any meeting neither be present within fifteen minutes after the time appointed for holding the meeting, or be willing to act as chairman, the members present shall choose some Director present to be chairman, or if no Director be present, or if all the Directors present decline to take the chair, they shall choose some member present to be chairman.

62. The Chairman may, with the consent of any meeting at which a quorum is present adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for twenty-one days or more, notice of the adjourned meeting shall be given as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or any member present in person or by representative. Unless a poll is so demanded, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

64. Subject as in Bye-law 66 provided if a poll is duly demanded, it shall be taken in such manner as the chairman may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

66. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the chairman directs.

67. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. A demand for a poll may be withdrawn.

XVII – VOTES OF MEMBERS

68. Subject to any special rights or restrictions as to voting attached to any shares by or in accordance with the Charters and these presents on a show of hands every member, who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member, shall have one vote. Subject as aforesaid on a poll a member holding shares or stock of less than the nominal amount of US$25 shall not have any vote, but every other member who is present in person or by proxy shall have votes in accordance with the following scale:-

Nominal amount of Shares or Stock held		Number of Votes
US$25 or more but less than	US$50	1 vote
US$50 or more but less than	US$100	2 votes
US$100 or more but less than	US$250	3 votes
US$250 or more but less than	US$375	4 votes
US$375 or more but less than	US$500	5 votes
US$500 or more but less than	US$750	6 votes
US$750 or more but less than	US$1,000	7 votes
US$1,000 or more but less than	US$1,250	8 votes
US$1,250 or more but less than	US$1,500	9 votes
US$1,500 or more		10 votes

69. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members.

70. A member of unsound mind, or in respect of whom an order has been made by any Court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis* or other person in the nature of a committee, receiver or *curator bonis* appointed by such Court, and such committee, receiver, *curator bonis* or other person may on a poll vote by proxy, provided that such evidence as the Court may require of the authority of the person claiming to vote shall have been deposited at the office not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which such person claims to vote.

71. No member shall be entitled to vote at any general meeting if any call or other sum presently payable by him in respect of shares in the Company is a month or upwards in arrear.

72. On a poll votes may be given either personally or by proxy.

73. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation either under the common seal or under the hand of an officer or attorney so authorised.

74. A proxy need not be a member of the Company.

75. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the office not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after expiration of twelve months from the date named in it as the date of its execution.

76. An instrument of proxy may be in the following form, or in any other form which the Court shall approve.

See footnote to Clause 3 of the Charter

STANDARD CHARTERED BANK

I of

Being a member of the above named Company hereby appoint

of as my proxy to vote for me, and on my behalf, at the Annual [or Extraordinary as the case may be] General Meeting of the Company to be held on the day of 20 , and at any adjournment thereof.

Signed this day of 20 .

Instruments of proxy need not be witnessed.

77. The Court may at the expense of the Company send by post or otherwise, to the members instruments of proxy (with or without stamped envelopes for their return), for use at any General Meeting or at any meeting of any class of members of the Company, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

78. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given provided that no intimation in

writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

XVIII – CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

79. Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

XIX - DIRECTORS

See footnote 80. The Directors shall be not less than four nor more than twenty four in number. Within these limits the number shall from time to time be determined by the Court.

81. Any Director who by request performs special services, or goes or resides abroad as Inspector or in any other capacity or for any purposes of the Company, may be paid such extra remuneration by way of salary, percentage of profits or otherwise as the Court may determine, which shall be charged at part of the Company's ordinary working expenses.

82. A Director shall not be required to hold any shares of the Company by way of qualification.

83. The office of a Director shall be vacated in any of the following events, namely:-

   (A) If he resigns his office by writing under his hand left at the office.

   (B) If he becomes bankrupt or compound with his creditors.

   (C) If he be found lunatic or becomes of unsound mind.

   (D) If he be absent (otherwise than upon the business of the Company) from meetings of the Court for six months without leave, and the Court resolve that his office be vacated.

Note : At an Extraordinary General Meeting held on 9 November 2000 in was resolved within one of the sub-resolutions that the previous Bye-law 81 be deleted and that all subsequent Bye-laws and reference thereto be renumbered accordingly.

See footnote 1 (E) **[Deleted]**

See footnote 2 (F) If he be requested in writing by a majority of his Co-Directors to resign.

84. A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director, and no Director or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any such other office or place of profit, or as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established, but the nature of his interest shall be disclosed by him at the meeting of the Court at which the contract or arrangement is determined on, if his interest then exists, or in any other case at the first meeting of the Court after the acquisition of his interest. Provided, nevertheless, that a Director shall not vote in respect of any contract or arrangement in which he is so interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any arrangement for giving any Director any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company, nor to any contract by a Director to subscribe for shares debentures or other securities of the Company not to any contract or dealing with a corporation where the sole interest of a Director is that he is a director officer or member or creditor of such corporation and it may at any time be suspended or relaxed to any extent, and either generally or in respect of any particular contract, arrangement or transaction, by the Company in General Meeting.

85. A general notice in writing given to the Court by any Director to the effect that he is a member of any specified company of firm, and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall (if such Director shall give the same at a meeting of the Court or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Court after it is given) be deemed a sufficient declaration of interest in relation to any contract so made.

Note 1 : Paragraph (E) was deleted from Bye-law 83 at an Extraordinary General Meeting of the Stockholders held on 24th June, 1970.

Note 2 : Paragraph (F) of Bye-law 84 was deleted and replaced with a new paragraph (F) by Special Resolution on 2 May 1989.

86. The Court may on behalf of the Company pay a gratuity or pension or allowance on or at any time after the death or retirement of any Director or other person who has held any salaried office or place of profit with the Company to any such former Director or to any such other person or to their widows or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

87. Any director may continue to be or become a director, managing director, manager or other officer or member of any other company in which this Company may be interested, and no such Director shall be accountable for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such company. The Court may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, managers or other officers of such company, or voting or providing for the payment of remuneration to the directors, managing directors, managers or other officers of such company.

See footnote 87 (a) Any Director may by writing under his hand appoint any person approved by the Court, whether a member of the Company or not, to be an alternate director of the Company in his place and every such alternate director shall be entitled to attend and vote at meetings of the Court in the place of the Director appointing him and shall have and exercise all the powers, rights, duties and authorities of the Director appointing him but shall not be required to hold or acquire a share qualification, provided always that no such appointment shall be operative unless or until the approval of the Court shall have been given and entered in the Minute Book. A Director may at any time revoke the appointment of an alternate appointed by him and, subject to such approval as aforesaid, appoint another person in his place, and if a Director shall die or cease to hold the office of Director the appointment of his alternate shall thereupon cease and determine; provided nevertheless that if a Director retires by rotation and is re-elected by the meeting at which such retirement took effect any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired.

Note : Bye-law 87(a) inserted by Special Resolution on 28th October 1986.

See footnote 87 (b) Every person active as an alternate for a Director shall be an officer of the Company and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of such or for the Director appointing him. The remuneration of any such alternate shall be payable out of the remuneration payable to the Director appointing him, and shall consist of such portion of the last mentioned remuneration as shall be agreed between the alternate and the Director appointing him.

XX – POWERS OF DIRECTORS

88. The business and affairs of the Company shall be managed by the Court, who may exercise all such powers of the Company as are not by the Charters or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Charters, and to such regulations, being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in General Meeting but no regulation made by the Company in General Meeting shall invalidate any prior act of the Court which would have been valid if such regulation had not been made. The general powers given by this Bye-law shall not be limited or restricted by any special authority or power given to the Court by any other Bye-law.

89. Without prejudice to the generality of the powers conferred by the preceding Bye-law, the Court may appoint one or more General Managers or Assistant General Managers upon such terms as to remuneration and otherwise as the Court shall think fit and may delegate to any such General Manager or Assistant General Manager such of the powers of the Court (including power to sub-delegate) as they shall think fit.

90. The Court may establish any local boards for managing any of the affairs of the Company, and may appoint any persons to be members of such local boards, or to be local directors or inspectors or general or local managers or agents, and may fix their remuneration, and may delegate to any local board, local director or inspector, or general or local manager or agent any of the powers, authorities and discretions vested in the Court, with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Court may think fit, and the Court may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Note : Bye-law 87(b) inserted by Special Resolution on 28th October 1986.

91. The Court may from time to time and at any time by power of attorney under the seal appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Court, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Court under these presents) and for such period and subject to such conditions as they may think fit

92. Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Court may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

XXI – ROTATION OF DIRECTORS

See footnote 93. **[Deleted]**

See footnote 94. **[Deleted]**

95. The Company at the meeting at which a Director retires in manner aforesaid shall fill up the vacated office by electing a person thereto, and in default the retiring Director shall be deemed to have been re-elected, unless the Court in the notice convening the meeting, with a view to reducing the number of Directors within the limits fixed by Bye-law 80 hereof, shall have recommended that such vacated office be not filled up.

96. No person other than a Director retiring at the meeting shall, unless recommended by the Court for election, be eligible for the office of a Director at any General Meeting unless not less than seven clear days before the day appointed for the meeting there shall have been given to the Secretary notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for election, and also notice in writing signed by the person to be proposed of his willingness to be elected.

97. The Court shall have power at any time and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Court, but so that the total number of Directors shall not at any time exceed the maximum number fixed by these presents. Any Director so appointed shall hold office only until the next following Annual General Meeting, and shall then be eligible for re-election.

Note : Bye-laws 93 and 94 deleted by Special Resolution on 2 May 1989.

98. The Company may by Special Resolution remove any Director before the expiration of his period of office, and may by an Ordinary resolution appoint another person in his stead. The person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

XXII – PROCEEDINGS OF DIRECTORS

99. The Court may meet together for the dispatch of business, adjourn and otherwise regulate their meeting as they think fit. Questions arising at any meetings shall be determined by a majority of votes. In case of any equality of votes the chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Court. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom.

See footnote 99A. A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he wishes, to address all of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communications equipment (whether in use when this Bye-Law was adopted or not) or by a combination of those methods.

A meeting held in this way is deemed to take place at the place from where the chairman of the meeting participates.

100. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed at any other number shall be two.

101. The continuing Directors may act notwithstanding any vacancies in the Court, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these presents, the continuing Directors may act for the purpose of filling up vacancies in the Court or of summoning general meetings of the Company, but not for any other purpose.

Note : Bye-law 99A was inserted by Special Resolution passed on 5 June 2000.

102. The Directors may elect a chairman and deputy chairman of their meetings and determine the periods for which they are to hold office, but if no such chairman or deputy chairman be elected, or if at any meeting neither be present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

103. A meeting of the Court, at which a quorum is present, shall be competent to exercise all powers and discretions for the time being exercisable by the Court.

104. The Court may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Court.

105. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these presents regulating the meetings and proceedings of the Court so far as the same are applicable and are not superseded by any regulations made by the Court under the last preceding Bye-law.

106. All acts done by any meeting of the Court, or of a committee of the Court, or by any person acting as a Director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director, or person acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed, and was qualified and had continued to be a Director.

XXIII – SECRETARY

107. The Secretary shall be appointed by the Court for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary may be removed by the Court.

108. Anything required or authorised to be done by or to the Secretary may , if the office is vacant or if there is for any reason no secretary capable of acting, be done by or to any assistant or deputy secretary, or if there is no assistant or deputy secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Court.

XXIV – THE SEAL

109. The Court shall provide a Common Seal for the Company with such device thereon as the Court may determine, but with the Corporate name of the Company engraved thereon, and the Seal may at any time be destroyed and a new Seal substituted therefor.

110. The Seal shall be under the charge of the Court, who shall provide for the safe custody thereof.

See footnote 111. The Seal shall (subject to Bye-Law 13) be used and affixed in accordance with regulations made by the Court.

112. The Company may exercise the powers conferred by the Charters with regard to having one or more official seals for use abroad, and such power shall be vested in the Court.

XXV – MINUTES

113. The Court shall cause minutes to be made in books provided for the purpose:-

(A) Of all appointments of officers made by the Court

(B) Of the names of the Directors present at each meeting of the Court and of any committee of Directors.

(C) Of all resolutions and proceedings at all meetings of the Company and separate meetings of classes of members and of the Court and of committees of the Court.

114. Any such minute if purporting to be signed by the chairman of the meeting at which the proceedings were had or by the chairman of the next succeeding meeting of the Company or the Court or the committee of the Court (as the case may be) shall be sufficient evidence of the proceedings thereat and until the contrary is proved every meeting of the Company or of the Court or of a committee of Directors in respect of the proceedings whereat minutes have been so made shall be deemed to have been duly convened and held and all resolutions and proceedings stated in the said minutes to have been passed and had thereat shall be deemed to have been duly passed and had.

XXVI – DIVIDENDS AND RESERVES

115. The profits of the Company available for dividend and resolved to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and priorities. The Company in general meeting may declare dividends accordingly.

116. No dividend shall be payable except out of the profits of the Company, or in excess of the amount recommended by the Court.

Note : The original Bye-law 111 was deleted and a new Bye-law inserted by Special Resolution passed on 22 June 1982.

117. Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but no amount paid on a share in advance of calls shall be treated for the purposes of this Bye-law as paid on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. But if any share is issued on terms providing that it shall rank for dividend as if paid up (in whole or in part) as from a particular date, such share shall rank for dividend accordingly.

118. The Court may from time to time pay to the members such interim dividends as appear to the Court to be justified by the profits of the Company.

119. The Court may from time to time set aside out of the profits of the Company (including therein premiums obtained on the issue of shares) and carry to reserve or reserves such sums as they think proper, which shall, at the discretion of the Court, be applicable for any purpose to which the profits of the Company may properly be applied, and pending such application may at the like discretion, either be employed in the business of the Company, or be invested in such investments (other than shares of the Company) as the Court may from time to time think fit and without its being necessary to keep investments of the reserve separate from other investments of the Company. The Court may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

120. The Court may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

121. No dividend shall bear interest as against the Company.

See footnote 121(A). Any general meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other company or in any one or more such ways, and the Court shall give effect to such resolution and where any difficulty arises in regard to such distribution, the Court may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Court.

Note : Bye-law 121A was inserted by Special Resolution passed on 25th May 1976.

122. Any dividend on or moneys payable in respect of a share may be paid by cheque or warrant sent through the post to such person and to such address as the holder or all the joint holders shall in writing direct or, in default of any such directions, to the registered address of the member or person entitled thereto, and in case of joint holders to any one of such joint holders. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant, if purporting to be duly endorsed shall be a good discharge to the Company.

123. If several persons are registered as joint holders of any share, any one of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

XXVII – CAPITALISATION OF PROFITS

124. The Company may by Ordinary Resolution, upon the recommendation of the Court, resolve that it is desirable to capitalise any undivided profits of the Company (including profits carried and standing to any reserve or reserves or other special account), and accordingly that the Court be authorised and directed to appropriate the profits resolved to be capitalised to the members in proportion to the amounts paid up on the shares held by them respectively, and to apply such profits on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on the shares held by such members respectively, or in paying up in full unissued shares of the Company of a nominal amount equal to such profits, such shares to be allotted and distributed, credited as fully paid up, to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other.

125. Whenever such a resolution as aforesaid shall have been passed the Court shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Court to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares becoming distributable in fractions.

XXVIII – ACCOUNTS

126. The Court shall cause to be kept such books or accounts as are necessary to exhibit and explain the transactions and financial position of the Company and to give a true and fair view of the state of its affairs, and in particular (but without limiting the generality of the foregoing provision) proper books of account with respect to:-

(A) All sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure takes place.

(B) All sales and purchases by the Company

(C) The assets and liabilities of the Company

127. The books of account shall be kept at the office or (subject to the provisions of section 147(3) of the Act), at such other place as the Court think fit, and shall at all times be open to inspection by the Court. No member (other than a Director or Auditor) shall have any right of inspecting any account or book or document of the Company, except as conferred by the statutes or authorised by the Court or by the Company in general meeting.

128. The Court shall from time to time in accordance with the provisions of the Act so far as the same shall be applicable to the Company cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets signed on behalf of the Court by three Directors, group accounts (if any) and reports as are specified by the Act so far as applicable.

129. A printed copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting and of the Directors' and Auditors' reports shall, at least twenty-one days previously to the meeting be delivered or sent by post to every member and debenture holder of the Company of whose address the Company is aware (or in the case of joint holders of any share or debenture to one or the joint holders), and to the Company's Auditors, and three copies of each of these documents shall at the same time be forwarded to the Secretary of the Share and Loan Department, The Stock Exchange, London.

130. The Court shall cause to be prepared on the first Monday in February and the first Tuesday in August in every year a statement in the form set out in the Thirteenth Schedule to the Act and shall cause a copy of such statement to be put up in a conspicuous place in the Office and in every branch office or place where the business of the Company is carried on. Every member and every creditor of the Company shall be entitled to a copy of any such statement on paying such sum not exceeding sixpence per copy as the Court shall think fit.

131. If at any time the Board of Trade shall modify or relax in relation to the Company any of the requirements of the Act such modification or relaxation shall be regarded as extended to the corresponding provision (if any) of these presents.

XXIX -AUDIT

132. The Company shall at every Annual General Meeting appoint one or more Auditors to hold office from the close of that until the close of the next ensuing Annual General Meeting.

133. Neither an officer nor servant of the Company, nor a partner or person in the employment of an officer or servant of the Company, nor a body corporate, nor a person who is not qualified for appointment under

section 161 of the Act shall be capable of being appointed Auditor of the Company.

134. At any Annual General Meeting, a retiring Auditor, however appointed shall be re-appointed without any resolution being passed unless:-

(A) He is not qualified for re-appointment; or

(B) A resolution has been passed at that meeting either incompliance with Bye-law 136 appointing some-body instead of him or providing expressly that he shall not be re-appointed; or

(C) He has given the company notice in writing of his unwillingness to be re-appointed.

Provided that where notice is given of an intended resolution to appoint some person or persons in place of a retiring Auditor, and by reason of the death, incapacity or disqualification of that person or of all those persons, as the case may be, the resolution cannot be proceeded with, the retiring Auditor shall not be automatically re-appointed by virtue of this Bye-law.

135. The Directors may fill any casual vacancy in the office of Auditor, but while any such vacancy continues the surviving or continuing Auditor or Auditors (if any) may act.

136. The remuneration of the Auditors shall be fixed by the Company in general meeting or in such manner as the Company in General Meeting may determine, except that the remuneration of any Auditors appointed to fill a casual vacancy, may be fixed by the Directors.

137. A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an Annual General Meeting, unless notice of an intention to nominate that person to the office of Auditor has been given by a member to the Company not less than twenty-eight days before the meeting, and the Company shall send a copy of any such notice to the retiring Auditor, and shall give notice thereof to the members at the same time and in the same manner as it gives notice of the meeting, or if that is not practicable shall give notice thereof either by advertisement in accordance with Bye-law 149 or in any other mode authorised by these presents not less than twenty-one days before the meeting, provided that if, after notice of the intention to nominate an Auditor has been so given, an Annual General Meeting is called for a date twenty-eight days or less after the notice has been given, the notice, though not given within the time required by this Bye-law shall be deemed to have been properly given for the purposes thereof, and the notice to be given by the Company, may instead of being given within the time required by this Bye-law, be given at the same time as the notice of the meeting.

138. The Auditors' report to the members made pursuant to the provisions as to audit contained in the Act shall be read before the Company in general

meeting and shall be open to inspection by any member who shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and Auditors' report in accordance with section 158(2) of the Act.

139. Subject as in the Act provided and without prejudice to the provisions of the foregoing Bye-laws, the Auditors shall be appointed and their duties regulated in accordance with sections 159 to 162 (inclusive) of the Act.

XXX – WINDING UP

140. In case the Company shall upon the recommendation of the Court resolve by Special Resolution that the business of the Company be discontinued and its affairs wound up, or in case of the general revocation pursuant to the provisions of the Charters of the powers and privileges thereby conferred upon the Company the affairs of the Company shall be wound up as provided by the Charters with all convenient dispatch and as and when the affairs of the Company shall have been fully wound up the Company shall be dissolved.

141. The Court shall have full power in any such case to carry the winding up of the affairs of the Company into effect by all necessary ways and means and all powers and authorities vested in or exercisable by the Court under these presents or otherwise shall (subject to the provisions of the Charters) remain vested in and exercisable by the Court and remain in full force so far as may be necessary for the purpose of winding up the affairs of the Company.

142. For the purposes of any such winding up the Court may from time to time in their discretion call up and enforce payment by the members of all moneys (if any) which they may respectively be liable to pay towards the discharge of the Company's liabilities and may execute and do all such deeds and things as shall be necessary or convenient for getting in and disposing of the property of the Company and discharging its debts and liabilities, so far as the assets of the Company will extend, and for distributing the surplus assets if any amongst the members in accordance with their respective rights and priorities and finally winding up and closing the affairs of the Company and putting an end thereto as the Court shall think requisite or Counsel shall advise.

143. If the affairs of the Company shall be wound up as aforesaid the Court may with the sanction of a Special Resolution divide amongst the members *in specie* the whole or any part of the assets of the Company available for distribution amongst them and may with the like sanction vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the Court with the like sanction shall think fit.

XXXI –INDEMNITY

144. The Directors, General Managers, Secretary, Inspectors, Auditors and other officers for the time being of the Company and the Trustees (if any)

for the time being acting in relation to any of the affairs of the Company, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in, or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own wilful neglect or default respectively, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of the Company shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of the Company shall be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, except the same shall happen by or through their own wilful neglect or default respectively.

XXXII – ALTERATIONS OF BYE-LAWS AND RULES

145. These presents may be altered or added to in such manner as shall for the time being be authorised or prescribed by the Charters, or (in absence of any provision in the Charters as to how such alterations or additions may or shall be made) by Special Resolution. Any alteration or addition so made shall be as valid and effective and be binding upon the members for the time being in the same manner as if such alteration or addition had originally been contained in these presents and shall itself be subject in like manner to alteration.

XXXIII – NOTICES

146. Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the register of members. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the register of members, and notice so given shall be sufficient notice to all the joint holders.

147. Any member described in the register of members by an address not within the United Kingdom who shall from time to time give to the Company an address within the United Kingdom at which notices may be served upon him shall be entitled to have notices served upon him at such address, but save as aforesaid no member other than a registered member described in the register of members by an address within the United Kingdom shall be entitled to receive any notice from the Company.

148. Any notice of General Meeting of the Company which is given by advertisement shall be advertised once in the *London Gazette* and in two leading London Daily morning newspapers to be selected by the Court,

and any notice so given shall be deemed to be served on all the members on the day on which such advertisement or the last of such advertisements appear.

149. Any notice or other document, if served by post, shall be deemed to have been served at the expiration of twenty-four hours after the letter containing the same is posted, and in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed, stamped and posted.

150. Any notice or document delivered or sent by post to or left at the registered address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt, and whether or not the Company have notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such member as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the register of members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

Reference No. ZC18

Resolution

OF

STANDARD CHARTERED BANK

(Incorporated by Royal Charter, 1853)

Passed 9 November 2000

At an EXTRAORDINARY GENERAL MEETING of the Stockholder of Standard Chartered Bank held at 1 Aldermanbury Square, London EC2V 7SB on Thursday 9 November 2000 the following Resolution was passed:

SPECIAL RESOLUTION

THAT Forthwith and contingently upon the reduction of capital of Standard Chartered PLC resolved upon by special resolution of Standard Chartered PLC passed on 11 May, 2000 (the "PLC Reduction of Capital") taking effect:

(A) the ordinary share capital of the Company be reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of £1 each, the shares to be cancelled and extinguished being those in existence at 6.00 p.m. on the day before the date on which the Court Order confirming the PLC Reduction of Capital is made (the "Existing Ordinary Shares!);

(B) the authorised share capital of the Company be increased by an amount in US dollars (the "US$ Amount") divided into new ordinary shares of US$1 each (the "New Ordinary Shares"), the US$ Amount to be an amount equals to US$1 multiplied by the number of Existing Ordinary Shares which are cancelled by the said reduction of capital, such New Ordinary Shares to have the rights attached thereto under the Byelaws of the Company;

(C) the reserve created in the Company's books by the cancellation of the issued Existing Ordinary Shares be converted from pounds sterling into US dollars at a spot exchange rate for the purchase of US dollars with pounds sterling quoted on the London Foreign Exchange Market, at or about 4.00 p.m. on the last business days before the day on which the Court Order confirming the PLC Reduction of

Capital is registered by the Registrar or Companies, as selected by the directors (the "Exchange Rate");

(D) the Court be authorised and directed to appropriate the sum standing in the books of the Company as a result of the conversion referred to in sub-paragraph (C) above (the "Cancellation Reserve"), or so much thereof as shall be required for the purpose, and to apply such sum in accordance with Article 125 of the Byelaws of the Company (but subject to sub-paragraphs (E) and (F) below) in or towards paying up in full at par a number of New Ordinary Shares equal to the number of issued Existing Ordinary Shares (the "Required Number", such New Ordinary Shares (together with such New Ordinary Shares, if any, as may be allotted and issued pursuant to sub-paragraph (F)(ii) below) to be allotted and issued credited as fully paid to the holders of issued Existing Ordinary Shares on the register of member of the Company immediately before the time at which the Court Order confirming the PLC Reduction of Capital is registered by the Registrar of Companies, on the basis of one New Ordinary Share for each Existing Ordinary Shares then held;

(E) if the Cancellation Reserve shall exceed the amount required to up the Required Number of New Ordinary Shares in full at par, the balance shall be transferred to a capital reserve in the books of the Company (the "Capital Reserve") and, forthwith upon the Required Number of New Ordinary Shares having been allotted pursuant to sub-paragraph above:

(i) the authorised share capital of the Company be increased by a further amount equal to the Capital Reserve rounded down to the nearest whole US dollar, divided into a number of New Ordinary Shares equal to the number of US dollars in such amount (the "**Additional Number**"), such New Ordinary Shares to have the rights attached thereto under Byelaws of the Company; and

(ii) the Court be authorised and directed to appropriate the Capital and Reserve and to apply the Capital Reserve in accordance with Article 125 of the Byelaws of the Company in or towards paying up in full at par a number of New Ordinary Shares equal to the Additional Number, such New Ordinary Shares to be allotted and issued to Standard Chartered Holdings Limited **PROVIDED THAT** if there would otherwise be any amount in the Capital Reserve once the Additional Number of New Ordinary Shares have been paid up in full at par the Court be authorised in accordance with Article 126 of the Byelaws of the Company to make

provision for once of the such New Ordinary Shares to be paid up at a premium;

(F) if the Cancellation Reserve shall not be sufficient to pay up the Required Number of New Ordinary Shares in full at par:

(i) The Court be authorised and director to appropriate the Cancellation Reserve and to apply the Cancellation Reserve in or towards paying up as many as possible New Ordinary Shares in full at par PROVIDED THAT if there would otherwise be any amount in the Cancellation Reserve once as many as possible New Ordinary Shares have been paid up in full at par the Court be authorised in accordance with Article 126 of the Byelaws of the Company make provision for one of such New Ordinary Shares to b e paid up at a premium equal to such amount; and

(ii) there shall be converted into US dollars at the Exchange Rate, and the Court be authorised and directed to appropriate and apply separately in paying up New Ordinary Shares in full at par, such part of the share premium account or other reserves of the company (as the directors may decide) as may be required to pay up in full at par such number of New Ordinary Shares as is equal to the number by which the number paid up pursuant to sub-paragraphs (F)(i) above is less than the Required Number, such New Ordinary Shares to be allotted, paid up and issued in accordance with sub-paragraph (D) above; and

(G) the Court be authorised, generally and without conditions, to allot New Ordinary Shares of a maximum total nominal amount equal to the greater of:

(i) the Required Number multiplied by US$1; and

(ii) the Cancellation Reserve rounds down to the nearest whole US dollar

such authority to be in addition to and not top affect any other power given to the Court to allot shares and to last until the end of next year's Annual General Meeting.

(H) the following amendments be made to the Bye-laws of the Company:

(i) the following definition shall be inserted in Bye-law 1 after the definition of "In writing" therein:

"US dollars' or 'US$'. The lawful currency of the United States of America.

(ii) the reference to pounds sterling ("£") in each of Bye-law 46(B) and 68 be deleted and replaced with reference to US dollars ("US$") in each of the places in which they appear..

(iii) the words "(or on the requisition of not less than nine members holding between them not less than US$20,000 (nominal amount) of shares or stock in the Company denominated in US dollars)" shall be inserted immediately after the "shares or stock in the Company" in Bye-law 52.

(iv) Bye-law 81 to be deleted and all subsequent Bye-laws and references thereto be renumbered accordingly.

L E Young
Company Secretary

Reference No. ZC18

Resolution

OF

STANDARD CHARTERED BANK

(Incorporated by Royal Charter, 1853)

Passed 28 June 2001

At an EXTRAORDINARY GENERAL MEETING of the Stockholder of Standard Chartered Bank held at 1 Aldermanbury Square, London EC2V 7SB on Thursday 28 June 2001 the following Resolution was passed:

SPECIAL RESOLUTION

THAT the authorised share capital of the Company be and is hereby increased by US$5,000,000 to US$3,098,980,894 by the creation of 1,000,000 8.9% non-cumulative dollar preference shares of US$5 each having the rights, and subject to the restrictions, attaching to the 8.9% non-cumulative dollar preference shares of US$5 each (the "PLC Preference Shares") of Standard Chartered PLC ("PLC") set out in the Articles of Association of the PLC, as may from time to time be amended, (the "PLC Articles") and as set out on pages 57 to 61 of the listing particulars of PLC dated 21st June, 2001 (the "Listing Particulars") including, to the extent applicable, the definitions set out on pages 4 and 5 of the Listing Particulars (the "Listing Particulars Rights") and, together with the rights attaching to the PLC Preference Shares set out in the PLC Articles, being the "PLC Share Rights") *mutatis mutandis* save that:

(A) the paragraph under the headings "1. General", "7. Form" and "9. Paying and Settlement Agent" and the paragraph under the number "(viii)" under the heading "2. Dividends" in the Listing Particulars Rights shall be deleted and the following will be added I substitution under the paragraph headed "1. General":

"The Preference Shares will have a nominal value of US$5 each and will be issued fully paid for cash.

The Preference Shares will be in registered form, and will rank pari passu inter se and in priority to the Ordinary Shares. The Preference Shares may be transferred by an instrument of transfer in any usual form or in any other form which the Court may approve. The Court may, in its

absolute discretion and without giving any reason for so doing, decline to register any transfer unless:

(i) the instrument of transfer is lodged with the Company accompanied by the certificate (if any) for the shares to which it relates and/or such other evidence as the Court may reasonably require to show the right of transferor to make the transfer;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to which the share is to be transferred does not exceed four";

(B) in the paragraph number "(i)" under the heading "2. Dividends" in the Listing Particulars Rights the words from (and including) "but *pari passu* with" to (and including) "as regards payment of such dividends" shall be deleted;

(C) the paragraph under the number "(v) under the heading "2. Dividends" in the Listing Particulars Rights shall be deleted;

(D) in the first paragraph under the heading "3. Capital" in the Listing Particulars Rights, the words ", *pari passu* with the holders of the Existing Preference Shares" shall be deleted;

(E) in the first paragraph under the heading "4. Redemption" in the Listing Particulars Rights:

(i) the words "and the Treasury" shall be included after the word "Authority" in the second line;

(ii) the second sentence shall be deleted;

(F) in the last line under the heading "6. Purchaser" in the Listing Particulars Rights the words "and the Treasury" shall be included after the word "Authority" in the last line;

(G) in the definition set out on pages 4 and 5 of the Listing Particulars:

(i) in the definition of "Preference Shares", the words "offered pursuant to this Offering Circular" shall be deleted;

(ii) in the definition of "Standard Chartered" and "Group", each occurrence of the words " the Issuer" shall be deleted and substituted by the words "Standard Chartered PLC";

(H) references in the PLC Share Rights to "the Companies Act 1985" or "the Companies Acts" shall be substituted by references to "the laws of England and Wales"; and

(l) and the expression "*mutatis mutandis*" shall require, without limitation, that references in the PLC Share Rights:

(i) to the "Issuer", the "Company" or the "company" shall be substituted by references to the Company;

(ii) to the "Board" or the "board" shall be substituted by reference to the Court of Directors of the Company

(iii) to "shares" or to "shares" of a particular class, shall be substituted by references to shares (or share of that class) in the Company;

(iv) to 'shareholders" or the holders of "shares" shall be substituted by references to the holders of shares in the Company; and

(v) (subject as set out above) to the "Articles" shall be substituted by references to the Bye-Laws and Rules of the Company.

L E Young
Company Secretary

STANDARD CHARTERED BANK

MINUTES OF AN EXTRAORDINARY GENERAL MEETING HELD AT 1 ALDERMANBURY SQUARE, LONDON EC2V 7SB ON THURSDAY 13 JANUARY 2005

Present: Mr D J Brimacombe (in the Chair)
(Representing Standard Chartered Holdings Limited)

NOTICE

It was reported that Standard Chartered Holdings Limited, being the holder of 100% of the nominal value of the Company's ordinary shares and therefore being the only member entitled to attend and vote at this meeting, had consented to this meeting being held on short notice.

The notice convening the meeting was taken as read

INCREASE IN SHARE CAPITAL

It was resolved as a special resolution:-

> THAT the authorised ordinary share capital of the Company be increased from US$3,093,980,894 to US$6,200,000,000 by the creation of an additional 3,106,019,106 ordinary shares of US$1 each.

AUTHORITY TO ALLOT SHARES

It was resolved as an ordinary resolution:-

> THAT the Directors be generally and unconditionally authorised to exercise all the powers of the Company to allot ordinary shares in the Company up to an aggregate nominal amount equal to the authorised share capital remaining unissued at the conclusion of this Extraordinary General Meeting, provided that this authority shall expire five years from the date of this resolution save that the Company may before such expiry make an offer or agreement which would or might require ordinary shares to be allotted after such expiry and the Directors may allot ordinary shares under such offer or agreement as if the power conferred by this resolution had not expired.

There being no further business the meeting closed.

....
for and on behalf of Standard Chartered Holdings Limited

FILE NUMBER 82-5188


Chartered

2005 Interim Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all or some of your ordinary shares before Wednesday 17 August 2005, but those shares are included in the number shown in box (1) on your election form or statement of shareholding/ShareCare statement, you should contact the person who arranged the sale or transfer without delay for advice on the action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Standard Chartered

CONTENTS

PAGE

Standard Chartered

2 September 2005

Dear Shareholder

I am writing to tell you about the arrangements for the 2005 interim dividend.

If you held ordinary shares in Standard Chartered PLC (the "Company") at the close of business on Friday 19 August 2005, you are entitled to the 2005 interim dividend of 18.94 US cents per ordinary share.

Cash and Share Dividend

Your cash dividend will be paid to you in sterling unless you choose to receive it in either US dollars or Hong Kong dollars. In addition to offering these three currencies, I am very pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid ordinary shares instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in sterling, you do not need to do anything (unless you have a standing instruction in place to receive US dollars, Hong Kong dollars or shares).

If you want to receive your dividend in shares, US dollars or Hong Kong dollars, please read the following document carefully.

If you have a standing instruction in place to receive shares, US dollars or Hong Kong dollars, this remains in place and you do not need to do anything if you want to continue receiving your dividends in the same way.

Share Dividend Calculation Period

I would also like to tell you about a change we have made to the way we implement our share dividend scheme. Following a review of current market practice, we are changing the period over which the price of the new shares offered to you under the scheme is calculated. This change means that we can tell you in your election form both the offer price of the new shares, as well as the number of new shares that you will be entitled to receive instead of the cash dividend. We believe this change is in the best interests of our shareholders and of the Company as a whole. The following document explains this change in more detail and the other arrangements for calculating and paying the cash and share dividend.

The method by which we calculate the US dollar/sterling and US dollar/Hong Kong dollar exchange rates for the cash dividend remains unchanged and those exchange rates will be set on Friday 30 September 2005 and published on the Company's website on or around that date.

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

Donation to Seeing is Believing

As you may know, the Company supports Seeing is Believing, a fundraising and community investment programme which aims to raise funds for one million sight restorations. You can support this programme by making donations through your share dividend account. Details are available on page 10 of this document. Thank you.

Audio Version of 2005 Interim Dividend Document

An audio version of this document is available on either audiocassette or CD. If you require an audio version, please contact our registrars with your full name and postal address, and specifying whether you wish to receive an audiocassette or a CD.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 5.00pm, Monday to Friday. The telephone number is 0870 702 0138.

Yours sincerely

Bryan K. Sanderson

Bryan K Sanderson CBE
Chairman

tandard Chartered PLC
Aldermanbury Square
ɔndon EC2V 7SB

ɔgistered Office as above
ɔgistered in England 966425

Timetable

Wednesday 17 August 2005

Date that the ordinary shares were quoted ex-dividend.

If you bought the Company's ordinary shares on or after this date you will not be entitled to the 2005 interim dividend on them.

Wednesday 17 August to Tuesday 23 August 2005

Dealing days for calculating the sterling offer price of the new ordinary shares to be offered to you under the scheme (the "share dividend price").

Friday 19 August 2005

Record date for the interim dividend.

You will receive the interim dividend on the number of ordinary shares registered in your name at the close of business in London on this date.

Tuesday 23 August 2005

US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am on this date was used to convert the sterling share dividend price into US dollars.

Thursday 22 September 2005

If you want to alter a standing instruction to receive part of your dividend in cash or in shares, you need to write to our registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new election form. Therefore, your cancellation letter must reach them by 3.00pm on this date.

Monday 26 September 2005

Your election form or other instructions about this dividend payment must reach our registrars by 3.00pm on this date.

To cancel a standing instruction to receive your dividend wholly in cash or in shares you must write to the registrars and your letter must be received by them by 3.00pm on this date.

Friday 30 September 2005

US dollar/sterling and US dollar/Hong Kong dollar forward exchange rates quoted by Standard Chartered Bank at or around 11.00am on this dat will be used for calculating the sterling and Hong Kong dollar cash dividend.

These exchange rates and the sterling and Hong Kong dollar cash values of the interim dividend will be published on the Company's website on or around 30 September 2005.

Thursday 13 October 2005

Dividend cheques and share certificates posted.

Friday 14 October 2005

Cash dividend paid and CREST accounts credited with new shares. Expected first day of dealings in new shares.

When you are deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 30 September 200 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price. Further details on this are give on page 7 in the section headed "Deciding whether to elect for, or continue to elect for, the share dividend".

We are sending this circular to registered holders of preference shares for information only.

Terms of the share dividend

You may choose to receive new ordinary shares instead of some or all of the cash dividend.

The basis of your entitlement to new ordinary shares is based on the US dollar equivalent of the share dividend price. The share dividend price is the average closing price for the Company's ordinary shares on the London Stock Exchange for the five dealing days commencing on Wednesday 17 August 2005, the dealing day on which the Company's ordinary shares were first quoted ex-dividend. The US dollar equivalent of the share dividend price is US$21.3578. That figure was calculated using the US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am on Tuesday 23 August 2005. If you elect for the share dividend you will receive one new ordinary share for every 112.77 ordinary shares you hold.

To qualify for the share dividend you therefore need to have held 113 (112.77 rounded up to the nearest whole number) ordinary shares as at 19 August 2005 (the "record date"). If you held insufficient ordinary shares on the record date, you will not be able to receive the share dividend on this occasion and your dividend will be paid to you in cash unless you have a standing instruction in place to receive new shares in which case your dividend payment will be carried forward to the next dividend payment.

You can only receive a whole number of new shares. We will not issue fractions of a share. If you choose to take shares for only some of your dividend, the rest will be paid to you in cash. The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars or Hong Kong dollars.

Once we receive your election form for this dividend you cannot cancel it.

Deciding whether to elect for, or continue to elect for, the share dividend

When you are deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 30 September 2005 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price (as a result of share price movement and/or movement in the US dollar/sterling exchange rate and/or movement in the US dollar/Hong Kong dollar exchange rate). Whether or not it is to your advantage to elect to receive new ordinary shares in lieu of a cash dividend or to elect to receive payment in US dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. Standard Chartered PLC does not accept any responsibility for your decision. If you are not sure what to do, please contact an appropriate independent professional adviser.

How the share dividend helps you and the Company

You

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

The Company

The Company's reserves increase as a result of the Company issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves which can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the charge to the Company's reserves will be approximately US$248.4 million.

f all shareholders choose to receive new shares in lieu of the cash dividend, the Company would issue approximately 11.6 million new shares, an ncrease of approximately 0.89 per cent in its existing issued ordinary share capital.

What to do

i. If you want your dividend in sterling

If you want to receive the 2005 interim cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in sterling.

If you do have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, and you want to receive the 2005 interim cash dividend in sterling, please write to our registrars and ensure your correspondence is received by 3.00pm on Monday 26 September 2005 to cancel your existing standing instruction.

The amount in sterling that you will get will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am on Friday 30 September 2005. We will show this rate on our website on or around that date.

As an example, if we had used the exchange rate quoted on Tuesday 23 August 2005 (being the last practicable date prior to the printing of this circular) 1.7981, the dividend in sterling would have been approximately 10.53 pence per share.

We can pay your cash dividend in sterling straight into your bank or building society account provided your account is held with a bank or building society in the UK. Please contact our registrars for a form if you do not already have these arrangements in place.

2. **If you want your dividend in US dollars**

If you have a standing instruction in place to receive your cash dividend in US dollars, you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2005 interim cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box D on the election form enclosed with this document. We will then send you your cash dividend in US dollars. If you want your cash dividend paid directly into a US dollar account, we can arrange this for you, provided your account is held with a bank in the US. Please contact our registrars for a form.

Please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 26 September 2005. If your standing instructions are not received by this deadline your cash dividend will be paid to you in accordance with your existing standing instructions.

3. **If you want your dividend in Hong Kong dollars**

If you have a standing instruction in place to receive your cash dividend in Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in Hong Kong dollars.

If you want to receive the 2005 interim cash dividend and future dividends in Hong Kong dollars and you do not have a standing instruction in place to receive your dividend in Hong Kong dollars, you need to tick box E on the election form enclosed with this document. We will then send you your cash dividend in Hong Kong dollars. If you want your cash dividend paid directly into a Hong Kong dollar account, we can arrange this for you, provided your account is held with a bank in Hong Kong. Please contact our registrars for a form.

Please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 26 September 2005. If your standing instructions are not received by this deadline your cash dividend will be paid to you in accordance with your existing standing instructions.

The amount in Hong Kong dollars that you will get will be calculated using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am on Friday 30 September 2005. We will show this rate on our website on or around that date.

As an example, if we had used the exchange rate quoted on Tuesday 23 August 2005 (being the last practicable date prior to the printing of this circular) 7.7737, the dividend in Hong Kong dollars would have been approximately 1.4723 dollars per share.

4. **If you have a standing instruction in place to receive your dividend wholly in new shares, but you want cash**

If you have a standing instruction in place to receive your dividend wholly in new shares but want to receive part or all of your dividend in cash, you will need to cancel your existing standing instructions.

To cancel a standing instruction to receive your dividend wholly in new shares, you must write to the registrars to cancel your existing standing instruction and your letter must be received by them by 3.00pm on Monday 26 September 2005.

If you want to alter a standing instruction so that you receive part of your dividend in new shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new election form. Your letter must therefore reach them by 3.00pm on Thursday 22 September 2005. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 26 September 2005.

5. **If you want new shares instead of all of your cash dividend**

If you have a standing instruction in place to receive new shares, you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 10 for details).

If you do not have a standing instruction in place, please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 26 September 2005. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividend in future, please tick box B on your election form to put a standing instruction in place.

6. **If you want new shares instead of only some of your cash dividend**

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask our registrars to send you an election form. Please complete this and write in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the dividend on the rest of your shares in cash. The registrars require 48 hours' notice to arrange the cancellation of an existing standing instruction and to complete and return a new election form. In order for our registrars to deal with this request your letter must reach them by 3.00pm on Thursday 22 September 2005. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 26 September 2005.

If you do not have a standing instruction in place, please complete the election form enclosed with this document by writing in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box D on the election form showing that you want to receive it in US dollars or box E showing that you want to receive it in Hong Kong dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am on Friday 30 September 2005. We can pay your cash straight into your bank account in sterling if you have a bank or building society account with a bank in the UK, or in US dollars if you have a bank account with a bank in the US, or in Hong Kong dollars if you have a bank account with a bank in Hong Kong. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box (5) a number of shares which is more than the number shown in box (1) we will treat your election as though it were based on the number of shares shown in box (1).

All election forms must be returned to our registrars and must reach them by 3.00pm on Monday 26 September 2005.

7. **If the number of shares you own is less than the amount needed to qualify for the share dividend**

The US dollar equivalent of the share dividend price (i.e. the price of each new ordinary share offered to you under the share dividend scheme) is US$21.3578. You therefore need to hold 113 or more ordinary shares to qualify for the share dividend on this occasion. The number of shares you need to hold (as at the record date) to qualify for the share dividend is a cash-based calculation and not a ratio-based calculation. It is calculated by dividing the US dollar equivalent of the share dividend price by the US dollar cash value of the interim dividend. An example of this calculation can be found on page 13. If you do not qualify for the share dividend on this occasion your dividend will be paid to you in accordance with your existing standing instructions.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment if the number of shares you own is less than the amount needed to qualify for the share dividend. If you would like your dividend in cash, please write to our registrars to cancel your existing standing instruction. Your letter must reach them by 3.00pm on Monday 26 September 2005.

If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash if the number of shares you own is less than the amount needed to qualify for the share dividend. Your cash dividend will be sent to you in sterling unless you tick either box D on your election form showing that you want it in US dollars or box E showing that you want it in Hong Kong dollars.

General information

1. **Sending in your forms**

Please return the election form to our registrars in the reply-paid envelope provided (for use in the UK only). Letters to request gifts to charity (see below) should be sent to our registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, to reach them by 3.00pm on Monday 26 September 2005. If you wish to cancel an existing standing instruction to receive your dividend wholly in cash or in shares, you must write to our registrars and your letter must be received by them by this time and date. To alter a standing instruction to receive part of your dividend in shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new election form. Your letter therefore must reach them by 3.00pm on Thursday 22 September 2005. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 26 September 2005.

All forms and letters are sent at your own risk. We are not able to acknowledge receipt. If we do not receive your form on time, and you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash.

2. **Helpline**

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrar's helpline on 0870 702 0138 between 9.00am and 5.00pm, Monday to Friday.

3. **If you have recently bought or sold shares**

The Company's shares were quoted ex-dividend on Wednesday 17 August 2005. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2005 interim dividend on them.

If you bought or sold shares in the Company before Wednesday 17 August 2005, and this is not reflected in the number of shares shown in box (1) on your election form or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale, without delay. Appropriate arrangements can then be made to transfer the dividend.

4. **Payment of cash balances**

Any accumulated cash balances will be sent to you (without interest) if:

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars or Hong Kong dollars.

5. **Giving to charity**

Seeing is Believing is Standard Chartered's fundraising and community investment programme which aims to raise funds for one million sight restorations. In partnership with Sight Savers International, ORBIS International and VISION 2020 – the international body for the elimination of avoidable blindness – Standard Chartered has identified 12 flagship projects in 10 countries. There are 37 million people who are blind in the world, but the real tragedy is that three quarters of this blindness could be prevented or cured, simply and cheaply. For instance, a donation of just US$30 could restore the sight of someone with a cataract and transform their life, so any donation you make will help us in our fight against avoidable blindness.

Following payment of the share dividend any residual cash balances are paid to you or carried forward to the next dividend payment in accordance with your existing standing instructions. However, you can also choose to donate your cash balance to Seeing is Believing. To support Seeing is Believing in this way, please tick box C on your election form. If you tick this box, Sight Savers International will write to you with a gift aid declaration form. If you are eligible for gift aid, please complete and return the signed declaration to Sight Savers International and they will be able to reclaim the basic rate of income tax on your donation from HM Revenue & Customs, making your donation worth an additional 28 per cent to the charity, at no extra cost to you.

The funds raised will go towards cataract operations, training of eye care doctors, building of training facilities and vision centres.

6. **Standing instructions**

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this, complete the election form and tick boxes A and B. Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions for the share dividend can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to charity).
- If you wish to receive new shares instead of only some of your dividend, do not complete a standing instruction.
- If you set up a standing instruction, we will send you a statement when the next dividend is paid which shows the number of shares registered in your name which qualify for the dividend, and the amount of any cash balance carried forward.
- If you sell some of your shares or buy more, your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them. The registrars must receive your letter by 3.00pm on Monday 26 September 2005.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. New share certificates

The Company will apply to the UK Listing Authority and to the Listing Committee of The Stock Exchange of Hong Kong Limited for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. The new shares will be the same as the shares you hold already and give you the same rights and future dividends.

You may hold your shares in certificated form (where they are usually registered in your own name) or in uncertificated form through CREST (where they are usually registered in the name of a nominee).

If your shares are registered in your own name, your new share certificate and/or your dividend cheque for any cash amount will be sent to you at your risk on Thursday 13 October 2005. If your shares are held in uncertificated form, CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Friday 14 October 2005.

Dealings in the new shares should begin on Friday 14 October 2005. However, if the new shares are not listed and admitted to trading on the London Stock Exchange and The Stock Exchange of Hong Kong Limited, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find enclosed with this document a ShareCare election form or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Friday 14 October 2005.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form, so you will no longer have to worry about keeping your share certificate(s) safe.

If you join ShareCare, you will still be invited to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on 0870 702 0138.

Cancellation of the share dividend offer

The directors may cancel the share dividend offer in accordance with the relevant provisions of the Articles of Association of the Company at any time before the new shares have been allotted. If the directors decide to do this, we will write to you.

Tax

Details of the tax implications for you if you are resident in the United Kingdom or United States are given in the Appendix on pages 14 and 15 of this document.

If you are unsure about how your tax position is affected, please contact an appropriate independent professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met or that any necessary agreements are obtained.

All references to time in this document are to UK time, unless otherwise indicated.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and the election forms from our registrars until Monday 26 September 2005.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless an exemption from registration is available. Shares may be sold or transferred outside the US in accordance with Regulation S under the Securities Act. An individual person resident in California or Georgia may not receive the share dividend. Any entity located in California or Georgia that chooses to elect the share dividend in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account), qualified institutional buyer as defined in Rule 144A, 501(c)(3) an organisation which has total assets of not less than US$5 million, any corporation with a net worth on a consolidated basis of not less than US$14 million, any wholly-owned subsidiary of any of the foregoing or (in Georgia only) a real estate investment trust or small business investment corporation (SBIC).

If you are a US shareholder you should consider the possible adverse tax consequences described in the Appendix.

Hong Kong shareholders

The share dividend is available to shareholders whose shares are registered on the Company's Hong Kong share register. Shareholders in Hong Kong have been sent a separate circular and election form.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 18.94 US¢ per share**
- **The price of one new share is US$21.3578**
- **A holding of 1,500 shares is assumed in the following examples**

Example 1

You choose to receive all of your dividend in new shares.

Cash value of your dividend =
1,500 shares x 18.94 US¢ = US$284.10*
Number of new shares = US$284.10* ÷ US$21.3578 = 13.302 new shares
Rounded down to 13 new shares
Value of new shares = 13 x US$21.3578 = US$277.65

In this case the cash balance of US$6.45 will be carried forward to the next dividend or, if you choose, paid to charity.

*Add this to any cash balance brought forward from the previous dividend.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Cash value of your dividend =
750 shares x 18.94 US¢ = US$142.05*
Number of new shares = US$142.05* ÷ US$21.3578 = 6.65 new shares
Rounded down to 6 new shares
Value of new shares = 6 x US$21.3578 = US$128.15

In this case, unless you have asked to receive your cash balance in US dollars or Hong Kong dollars, the cash balance of US$13.90 will be added to your cash dividend and US$155.95 will be converted to sterling using the forward US dollar/sterling exchange rate on Friday 30 September 2005 and paid to you by cheque or direct into your bank or building society account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or Hong Kong dollars for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars to be received by them by 3.00pm on Monday 26 September 2005.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place please complete the election form and tick boxes A and B to do so.



Do you want your dividend in shares?
YES
NO
Do you have a standing instruction to receive shares?
YES
NO
You do not need to do anything. We will give you shares in line with your standing instruction.
f you want to receive all of this dividend in shares.
Tick box A on your election form. ign, date and return the form.
If you want to receive all of this dividend and future dividends in shares.
Tick boxes A and B on your election form. Sign, date and return the form.
If you want to receive some of the dividend in cash and some in shares.
Enter in box (5) on the election form, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balances in US dollars you should tick box D, or for Hong Kong dollars tick box E on your election form. Sign, date and return the form.
Do you have a standing instruction to receive shares?
YES
NO
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars must receive your letter by 3.00pm on Monday 26 September 2005.
If you want to receive your cash dividend in sterling, and you have not previously asked for US dollars or Hong Kong dollars, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive your cash dividend in US dollars you should tick box D, or for Hong Kong dollars tick box E on your election form. Sign, date and return the form.

Appendix

Taxation

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash equivalent of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. Generally, the cash equivalent of the new shares is an amount equal to the cash dividend that you would have received had you not chosen to take the share dividend, subject to what is said in "Substitution of values for calculation of tax" below.

If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (i.e. £28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability (whether you elect to receive the share dividend or the cash dividend).

For capital gains tax purposes, the shares you receive instead of the cash dividend will be treated as a separate holding of shares from your existing shareholding and the base cost of this new holding will be the cash equivalent of the new shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 40 per cent will be liable to pay tax on dividend income at the currently applicable rate (32.5 per cent) on the gross amount of the dividend (as described above).

The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend).

Stamp duty and stamp duty reserve tax

If you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of your new shares.

Substitution of values for calculation of tax

If the difference between, on the one hand, the amount of the cash dividend that you would have received had you not chosen to take the share dividend and, on the other hand, the market value of the new shares on the first day when dealing in the new shares begins on the London Sto Exchange is 15 per cent or more of that market value, then that market value is used to value the shares for the purpose of calculating how mu tax you have to pay. If this is the case, we will inform to you.

Accounting statement

You will be sent an accounting statement with the new share certificates which will show the gross cash value of the share dividend and the amount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of issue.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate or trust subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular, it does not consider your position if you are not resident in the UK or the US for tax purposes or the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity. This summary does not address the tax treatment of the receipt by you of any cash balances.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult an appropriate independent professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
Number 966425

FILE NUMBER 82-5188



2004 Final Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Standard Chartered

CONTENTS

PAGE

Standard Chartered

14 March 2005

Dear Shareholder

I am writing to tell you about the arrangements for the 2004 final dividend.

If you held shares in Standard Chartered PLC at the close of business on Friday 25 February 2005, you are entitled to the 2004 final dividend of 40.44 US cents per share.

Your cash dividend will be paid to you in sterling unless you choose to receive it in either US dollars or Hong Kong dollars. In addition to offering these three currencies, I am very pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid shares instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in sterling, you do not need to do anything (unless you have a standing instruction in place to receive US dollars, Hong Kong dollars or shares).

If you want to receive your dividend in US dollars, Hong Kong dollars or shares, please read the following document carefully.

If you have a standing instruction in place to receive shares, US dollars or Hong Kong dollars, this remains in place and you do not need to do anything if you want to continue to receive your dividends in the same way.

The price of the new shares to be issued instead of the 2004 final cash dividend will be calculated over a five-day period in April 2005. This is the closest practicable period to the payment date for the cash dividend and was chosen to reduce the risk of share price movement adversely affecting the share dividend alternative between the announcement of the dividend and the payment date. The following document gives details of the arrangements for calculating and paying the dividend.

The share dividend alternative is an easy way for you to increase your shareholding in the Company without paying dealing charges.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 5.00pm Monday to Friday. The telephone number is 0870 702 0138.

Yours sincerely

Bryan K Sanderson CBE
Chairman

As at the date of this document, the Board of Directors of the Company comprises:

Executive Directors:	Bryan Kaye Sanderson CBE, Evan Mervyn Davies CBE, Michael Bernard DeNoma, Christopher Avedis Keljik, Richard Henry Meddings, Kaikhushru Shiavax Nargolwala, Peter Alexander Sands; and
Independent Non-Executive Directors:	Sir CK Chow, James Frederick Trevor Dundas, Valerie Frances Gooding, Ho KwonPing, Rudoph Harold Peter Markham, Ruth Markland, Hugh Edward Norton, Paul David Skinner and Oliver Henry James Stocken.

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Timetable

Wednesday 23 February 2005

Date that the ordinary shares were quoted ex-dividend.

If you bought Standard Chartered PLC shares on or after this date you will not be entitled to the 2004 final dividend on them.

Friday 25 February 2005

Record date for the final dividend.

You will receive the dividend on the number of shares registered in your name at the close of business in London on this date.

Friday 15 April 2005

Your election form or other instructions about this dividend payment must reach our registrars by 3.00pm on this date.

To cancel a standing instruction to receive your dividend wholly in cash or in shares you must write to the registrars and your letter must be received by them by 3.00pm on Friday 15 April 2005. If you want to alter a standing instruction to receive part of your dividend in cash or in shares, you need to write to our registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new election form. Your letter must reach them by 3.00pm on Wednesday 13 April 2005.

Monday 18 April to Friday 22 April 2005

Dealing days for calculating the share dividend price in sterling.

Friday 22 April 2005

US dollar/sterling and US dollar/Hong Kong dollar exchange rates on this date used for calculating the sterling and Hong Kong dollar cash dividend and the US dollar equivalent of the share dividend price.

Thursday 12 May 2005

Dividend cheques and share certificates posted.

Friday 13 May 2005

Cash dividend paid, CREST accounts credited with new shares, new shares listed and dealing in new shares starts.

When you are deciding whether you want cash or shares, please remember that the price of Standard Chartered PLC shares can go down as well as up. If you are not sure what to do, please contact an appropriate independent professional adviser.

We are sending this circular to registered holders of preference shares for information only.

Terms of the share dividend

You may choose to receive new shares instead of some or all of the cash dividend.

The price of each new share for this dividend will be the US dollar equivalent of the average of the closing share price on the London Stock Exchange for the five consecutive dealing days commencing Monday 18 April 2005. The US dollar equivalent will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 22 April 2005. Once the price for each new share is determined, we will calculate the number of shares you needed to have had at the record date in order to qualify for the share dividend. If you held insufficient shares, you will receive the cash dividend. These details and a further announcement confirming the share dividend price will be available on our website, at www.standardchartered.com/investors, on or around Tuesday 26 April 2005.

You can only receive a whole number of new shares. We will not issue fractions of a share. If you choose to take shares for only some of your dividend, the rest will be paid to you in cash. The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars or Hong Kong dollars.

Once we receive your election form for this dividend you cannot cancel it.

How the share dividend helps you and the Company

You

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

The Company

The Company's reserves increase as a result of the Company issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves which can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the cost would be approximately US$524.5 million.

For illustrative purposes only, if all shareholders choose to receive new shares, and assuming a calculation price equal to the closing price of the Company's shares on Monday 28 February 2005 (being the last practicable date prior to the printing of this circular) and using the US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on that day to calculate the US dollar equivalent of the calculation price, the Company would issue approximately 28.6 million new shares, an increase of approximately 2.20 per cent in its existing issued ordinary share capital.

What to do

1. **If you want your dividend in sterling**

   If you want to receive the 2004 final cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in sterling.

   If you do have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, and you want to receive the 2004 final cash dividend in sterling, please write to our registrars and ensure your correspondence is received by 3.00pm on Friday 15 April 2005 to cancel your standing instruction.

   The amount in sterling that you will get will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 22 April 2005. We will show this rate on our website on or around Tuesday 26 April 2005.

   As an example, if we had used the exchange rate quoted on Monday 28 February 2005 (being the last practicable date prior to the printing of this circular) 1.9244, the dividend in sterling would have been approximately 21.01 pence per share.

   We can pay your cash dividend in sterling straight into your bank or building society account provided your account is held with a bank or building society in the UK. Please contact our registrars for a form if you do not already have these arrangements in place.

2. **If you want your dividend in US dollars**

   If you have a standing instruction in place to receive US dollars, you do not need to do anything. We will send you your cash dividend in US dollars.

   If you want to receive the 2004 final cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box D on the election form enclosed with this document. We will then send you your cash dividend in US dollars. If you want your cash dividend paid directly into a US dollar account, we can arrange this for you, provided your account is held with a bank in the US. Please contact our registrars for a form.

3. **If you want your dividend in Hong Kong dollars**

If you have a standing instruction in place to receive Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in Hong Kong dollars.

If you want to receive the 2004 final cash dividend and future dividends in Hong Kong dollars and you do not have a standing instruction in place to receive your dividend in Hong Kong dollars, you need to tick box E on the election form enclosed with this document. We will then send you your cash dividend in Hong Kong dollars. If you want your cash dividend paid directly into a Hong Kong dollar account, we can arrange this for you, provided your account is held with a bank in Hong Kong. Please contact our registrars for a form.

The amount in Hong Kong dollars that you will get will be calculated using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 22 April 2005. We will show this rate on our website on or around Tuesday 26 April 2005.

As an example, if we had used the exchange rate quoted on Monday 28 February 2005 (being the last practicable date prior to the printing of this circular) 7.7991, the dividend in Hong Kong dollars would have been approximately 3.15 dollars per share.

4. **If you have a standing instruction in place to receive your dividend in shares, but you want cash**

Please write to our registrars to cancel your standing instruction. Your letter must reach them by 3.00pm on Friday 15 April 2005.

To cancel a standing instruction to receive your dividend wholly in cash or in shares, you must write to the registrars and your letter must be received by them by 3.00pm on Friday 15 April 2005. If you want to alter a standing instruction to receive part of your dividend in cash or in shares, you need to write to the registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new election form. Your letter must reach them by 3.00pm on Wednesday 13 April 2005.

5. **If you want new shares instead of all of your cash dividend**

If you have a standing instruction in place to receive new shares, you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 5 for details).

If you do not have a standing instruction in place, please complete your election form and send it to our registrars to reach them by 3.00pm on Friday 15 April 2005. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividend in future, please tick box B on your election form to put a standing instruction in place.

6. **If you want new shares instead of only some of your cash dividend**

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask the registrars to send you an election form. Please complete this and write in box (3) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash. The registrars require 48 hours' notice to arrange the cancellation of an existing standing instruction and to complete and return a new election form. In order for the registrars to deal with this request your letter must reach them by 3.00pm on Wednesday 13 April 2005.

If you do not have a standing instruction in place, please complete the election form enclosed with this document by writing in box (3) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box D on the election form showing that you want to receive it in US dollars or box E showing that you want to receive it in Hong Kong dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 22 April 2005. We can pay your cash straight into your bank account in sterling if you have a bank or building society account with a bank in the UK, or in US dollars if you have a bank account with a bank in the US or in Hong Kong dollars if you have a bank account with a bank in Hong Kong. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box (3) a number of shares which is more than the number shown in box (1) we will treat your election as though it were based on the number of shares shown in box (1).

All election forms must be returned to our registrars and must reach them by 3.00pm on Friday 15 April 2005.

7. **If the number of shares you own is less than the amount needed to qualify for the share dividend**

If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash. Your cash dividend will be sent to you in sterling unless you tick either box D on your election form showing that you want it in US dollars or box E showing that you want it in Hong Kong dollars.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment. If you would like your dividend in cash you should write to our registrars to cancel your standing instruction. Your letter must reach them by 3.00pm on Friday 15 April 2005.

General information

1. **Sending in your forms**

Please return the election form to our registrars in the reply-paid envelope provided. Letters to request gifts to charity (see below) should be sent to our registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, to reach them by 3.00pm on Friday 15 April 2005. If you wish to cancel an existing standing instruction to receive your dividend wholly in cash or in shares, you must write to our registrars to be received by them by this time and date. To alter a standing instruction to receive part of your dividend in cash or in shares, you must to write to our registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new election form. Your letter must reach them by 3.00pm on Wednesday 13 April 2005.

All forms and letters are sent at your risk. We are not able to acknowledge receipt. If we do not receive your form on time, and you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash.

2. **Helpline**

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrars' helpline on 0870 702 0138 between 9.00am and 5.00pm, Monday to Friday.

3. **If you have recently bought or sold shares**

The Company's shares were quoted ex-dividend on Wednesday 23 February 2005. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2004 final dividend on them.

If you bought or sold shares in the Company before Wednesday 23 February 2005, and this is not reflected in the number of shares shown in box (1) on your election form or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale, without delay. Appropriate arrangements can then be made to transfer the dividend.

4. **Payment of cash balances**

Any accumulated cash balances will be sent to you (without interest) if:

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars or Hong Kong dollars.

5. **Giving to charity**

You may give your cash balance to charity instead of carrying it forward to the next dividend.

The charity to benefit is Sight Savers International (SSI). Standard Chartered has a project, in partnership with SSI, called "Seeing is Believing" which aims to restore sight to people around the world. US$30 for a cataract operation can let someone see again.

To give your cash balance to charity, please tick box C on your election form or, if you have a standing instruction in place, please write to our registrars.

6. **Standing instructions**

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this, complete the election form and tick boxes A and B. Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions for the share dividend can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to charity).
- If you wish to receive new shares instead of only some of your dividend, do not complete a standing instruction.
- If you set up a standing instruction, we will send you a statement when the next dividend is paid which shows the number of shares registered in your name which qualify for the dividend, and the amount of any cash balance carried forward.
- If you sell some of your shares or buy more, your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them. The registrars must receive your letter by 3.00pm on Friday 15 April 2005.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. **New share certificates**

The Company will apply to the UK Listing Authority and to the Listing Committee of The Stock Exchange of Hong Kong Limited for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. The new shares will be the same as the shares you hold already and give you the same rights and future dividends.

You may hold your shares in certificated form (where they are usually registered in your own name) or in uncertificated form through CREST (where they are usually registered in the name of a nominee).

If your shares are registered in your own name, your new share certificate and/or your dividend cheque for any cash amount will be sent to you at your risk on Thursday 12 May 2005. If your shares are held in uncertificated form, CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Friday 13 May 2005.

Dealings in the new shares should begin on Friday 13 May 2005. However, if the new shares are not listed and admitted to trading on the London Stock Exchange and the Hong Kong Stock Exchange, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find enclosed with this document an election form or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Friday 13 May 2005.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form, so you will no longer have to worry about keeping your share certificate(s) safe.

If you join ShareCare, you will be invited to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on 0870 702 0138.

Cancellation of the share dividend offer

The directors may cancel the share dividend offer in accordance with the relevant provisions of the Articles of Association of the Company at any time before new shares have been allotted. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you are resident in the United Kingdom or United States are given in the Appendix.

If you are unsure about how your tax position is affected, please contact an appropriate independent professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met that necessary agreements are obtained.

All references to time in this document are to London time, unless otherwise indicated.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and the election forms from our registrars until Friday 15 April 2005.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless an exemption from registration is available. Shares may be sold or transferred outside the US in accordance with Regulation S under the Securities Act. An individual person resident in California or Georgia may not receive the share dividend. Any entity located in California or Georgia that chooses to elect the share dividend in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account), qualified institutional buyer as defined in Rule 144A, 501(c)(3) an organization which has total assets of not less than $5 million, any corporation with a net worth on a consolidated basis of not less than $14 million, any wholly-owned subsidiary of any of the foregoing or (in Georgia only) a real estate investment trust or small business investment corporation (SBIC).

If you are a US shareholder you should consider the possible adverse tax consequences *described in the Appendix.*

Hong Kong shareholders

The share dividend is available to shareholders whose shares are registered on the Company's Hong Kong share register. Shareholders in Hong Kong have been sent a separate circular and election forms.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

Examples

Note: the examples below are for illustrative purposes only.

- The cash dividend is 40.44 US¢ per share
- The price of one new share for the purposes of the following examples, is US$18.37
- A holding of 1,500 shares is assumed for the following examples

Example 1

You choose to receive all of your dividend in new shares.

Value of your cash dividend =
1,500 shares x 40.44 US¢ = US$606.60*
Number of new shares = US$606.60* ÷ US$18.37 = 33.021 shares
Rounded down to 33 new shares
Value of new shares = 33 x US$18.37 = US$606.21

In this case the cash balance of US$0.39 will be carried forward to the next dividend or, if you choose, paid to charity.

*Add this to any cash balance brought forward from the previous dividend.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Value of your cash dividend =
750 shares x 40.44 US¢ = US$303.30*
Number of new shares = US$303.30* ÷ US$18.37 = 16.51 shares
Rounded down to 16 new shares
Value of new shares = 16 x US$18.37 = US$293.92

In this case, unless you have asked to receive your cash balance in US dollars or Hong Kong dollars the cash balance of US$9.38 will be added to your cash dividend and US$312.68 will be converted to sterling using the US dollar/sterling exchange rate on Friday 22 April 2005 and paid to you by cheque or direct into your bank or building society account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or Hong Kong dollars for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars to be received by them by 3.00pm on Friday 15 April 2005.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place please complete the election form and tick boxes A and B to do so.



Do you want your dividend in shares?
YES
NO
Do you have a standing instruction to receive shares?
YES
NO
You do not need to do anything. We will give you shares in line with your standing instruction.
If you want to receive all of this dividend in shares.
If you want to receive all of this dividend and future dividends in shares.
If you want to receive some of the dividend in cash and some in shares.
Tick box A on your election form. Sign, date and return the form.
Tick boxes A and B on your election form. Sign, date and return the form.
Enter in box (3) on the election form, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balances in US dollars you should tick box D, or for Hong Kong dollars tick box E on your election form. Sign, date and return the form.
Do you have a standing instruction to receive shares?
YES
NO
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars must receive your letter by 3.00pm on Friday 15 April 2005.
If you want to receive your cash dividend in sterling, and you have not previously asked for US dollars or Hong Kong dollars, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive your cash dividend in US dollars you should tick Box D, or for Hong Kong dollars tick box E on your election form. Sign, date and return the form.

Appendix

Taxation

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash equivalent of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. Generally, the cash equivalent of the new shares is an amount equal to the cash dividend that you would have received had you not chosen to take the share dividend, subject to the Inland Revenue seeking to re-value the new shares (as described below).

If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (ie. £28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability (whether you elect to receive the share dividend or the cash dividend).

For capital gains tax purposes, the shares you receive instead of the cash dividend will be treated as a separate holding of shares from your existing shareholding and the base cost of this new holding will be the cash equivalent of the new shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 40 per cent will be liable to pay tax on dividend income at the currently applicable rate (32.5 per cent) on the gross amount of the dividend (as described above).

The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend).

Stamp duty and stamp duty reserve tax

f you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of ·our new shares.

;ubstitution of values

f the difference between, on the one hand, the amount of the cash dividend that you would have received had you not chosen to take the share lividend and, on the other hand, the market value of the new shares on the first day when dealing in the new shares begins on the London Stock xchange is 15 per cent or more of that market value, then that market value will be used by the Inland Revenue to value the shares for the ›urpose of calculating how much tax you have to pay. If this is the case, we will write to you.

.ccounting statement

ou will be sent an accounting statement with the new share certificates which will show the gross cash value of the share dividend and the mount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of issue.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate or trust subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular, it does not consider your position if you are not resident in the UK or the US for tax purposes nor the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity. This summary does not address the tax treatment of the receipt by you of any cash balance (referred to on pages 4 to 7) of this document.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult an appropriate independent professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number 966425

FILE NUMBER 82-5188



Notice of Annual General Meeting 2005

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document, together with the Report and Accounts or Annual Review and (if applicable) the proxy form, to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

本文件之中文譯本可向香港中央證券登記有限公司索取，地址：香港皇后大道東183號合和中心46樓。

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Notice of the Annual General Meeting of Standard Chartered PLC to be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 5 May 2005 at 12.00 noon (London time) is set out on pages 5 to 7 of this document.

Whether or not you propose to attend the Annual General Meeting, if you are an ordinary shareholder please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

March 2005

Standard Chartered

Standard Chartered

14 March 2005

Dear Shareholder

I am pleased to be writing to you with details of our Annual General Meeting ('AGM'), which we are holding on Thursday 5 May 2005 at 12.00 noon (London time) (7.00pm Hong Kong time) at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. The formal notice of our AGM starts on page 5 of this document.

At the AGM, I will present a review of the year's results and current business, and you will have an opportunity to ask any relevant questions relating to the Company's performance and the resolutions set out in the notice.

If you would like to vote on the resolutions but cannot come to the AGM, please fill in the proxy form (or voting instruction form for ShareCare members) sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 12.00 noon (London time) (7.00pm Hong Kong time) on Tuesday 3 May 2005.

Final dividend

Shareholders are being asked to approve a final dividend of 40.44 US cents per ordinary share for the year ended 31 December 2004. If you approve the recommended final dividend, this will be paid on 13 May 2005 to all ordinary shareholders who were on the register of members on 25 February 2005. Payment will be made in either sterling, US dollars, Hong Kong dollars or in shares, according to each individual shareholder's choice.

Board Changes

We have appointed two new independent non-executive directors to the Board during the year. Mr Oliver Stocken and Miss Valerie Gooding were appointed on 1 June 2004 and 1 January 2005 respectively. They will both stand for election at this year's AGM and their biographical details can be found on page 45 of the 2004 Annual Report and Accounts.

As mentioned in the Annual Report and Accounts, Mr Christopher A Keljik will retire at the end of this year's AGM and will not be seeking re-election.

New Articles of Association

We are also asking shareholders to approve a number of amendments to our articles of association. We have taken this opportunity to adopt new articles of association, which not only reflect the changes required by The Stock Exchange of Hong Kong but also bring the articles up to date with best practice. An explanation of the main changes between the proposed and the existing articles of association may be found in the appendix on page 14 of this document.

Explanatory notes on all the business to be considered at this year's AGM appear on pages 10 to 13 of this document. The directors consider that all the resolutions to be put to the meeting are in the best interests of the Company and its shareholders. Your Board will be voting in favour of them and unanimously recommend that you do so as well.

Yours sincerely

Bryan K Sanderson

Bryan K Sanderson CBE
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Notice of Annual General Meeting 2005

This year's annual general meeting will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 5 May 2005 at 12.00 noon (London time). You will be asked to consider and pass the resolutions below. Resolutions 15 to 18 (inclusive) will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions

1. To receive the annual report and accounts for the year ended 31 December 2004.

2. To declare a final dividend of 40.44 US cents per ordinary share for the year ended 31 December 2004.

3. To approve the directors' remuneration report for the year ended 31 December 2004, as set out on pages 54 to 67 of the annual report and on pages 39 to 52 of the annual review.

4. To elect Miss V F Gooding, who was appointed as a non-executive director by the Board during the year.

5. To elect Mr O H J Stocken, who was appointed as a non-executive director by the Board during the year.

6. To re-elect Sir C K Chow, a non-executive director retiring by rotation.

7. To re-elect Mr Ho KwonPing, a non-executive director retiring by rotation.

8. To re-elect Mr R H Meddings, an executive director retiring by rotation.

9. To re-elect Mr K S Nargolwala, an executive director retiring by rotation.

10. To re-elect Mr H E Norton, a non-executive director retiring by rotation.

11. To re-appoint KPMG Audit Plc as auditor to the Company until the end of next year's annual general meeting.

12. To authorise the Board to set the auditor's fees.

13. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985), such authority to be limited to:

    (a) the allotment (otherwise than under (b) or (c) below) of relevant securities up to a total nominal value of US$129,701,049 (being not greater than 20 per cent of the issued ordinary share capital of the Company as at the date of this resolution);

    (b) the allotment (when combined with any allotment made under (a) above) of relevant securities up to a total nominal value of US$233,412,206 in connection with:

        (i) an offer of relevant securities open for a period decided on by the Board:

            (A) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

            (B) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

        and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

        (ii) a scrip dividend scheme or similar arrangement implemented in accordance with the articles of association of the Company; and

(iii) the issue of ordinary shares in respect of exchangeable securities issued by the Company or any of its subsidiary undertakings prior to the date of this meeting;

(c) the allotment of relevant securities pursuant to the terms of any existing share scheme of the Company or any of its subsidiary undertakings adopted prior to the date of this meeting;

(d) (in substitution for the authority to allot non-cumulative preference shares of £1.00 each ("sterling preference shares") granted in 2000) the allotment of sterling preference shares up to a total nominal value of £304,715,000;

(e) (in substitution for the authority to allot non-cumulative preference shares of US$5.00 each ("dollar preference shares") granted in 2001) the allotment of dollar preference shares up to a total nominal value of US$1,498,358,060; and

(f) (in substitution for the authority to allot non-cumulative preference shares of €1,000 each ("euro preference shares") granted in 2000) the allotment of euro preference shares up to a total nominal value of €1,000,000,000,

such authorities to apply in the case of (a), (b) and (c) for the period from 5 May 2005 until the earlier of the end of next year's annual general meeting and 4 August 2006 and in the case of (d), (e) and (f) from 5 May 2005 to 5 May 2010 unless previously cancelled or varied by the Company in general meeting, but, in each such case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

14. That the authority granted to the Board to allot relevant securities up to a total nominal value of US$129,701,049 pursuant to paragraph (a) of resolution 13 set out above be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 16 set out below.

Special Resolutions

15. That if resolution 13 is passed as an ordinary resolution, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution and/or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

(a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

(i) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

(ii) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$32,425,262,

such power to apply from 5 May 2005 until the earlier of the end of next year's annual general meeting and 4 August 2006 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

16. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 each provided that:

(a) the Company does not purchase more than 129,701,049 shares under this authority;

(b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of US dollars with such other currency as displayed on the appropriate page of the Reuters screen at or around 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(c) the Company does not pay more for each share (before expenses) than 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 5 May 2005 until the earlier of the end of next year's annual general meeting and 4 August 2006 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority had not ended.

17. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of up to 328,388 dollar preference shares and up to 195,285,000 sterling preference shares provided that:

(a) the Company does not pay less for each share (before expenses) than the nominal value of the share (or the equivalent in the currency in which the purchase is made, calculated by reference to the spot exchange rate for the purchase of the currency in which the relevant share is denominated with such other currency as displayed on the appropriate page of the Reuters screen at or around 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(b) the Company does not pay more:

(i) for each sterling preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares; and

(ii) for each dollar preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 5 May 2005 until the earlier of the end of next year's annual general meeting and 4 August 2006 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of shares in accordance with any such agreement as if the authority had not ended.

18. That the articles of association produced to the meeting and signed by the Chairman of the meeting for the purposes of identification be adopted as the new articles of association of the Company.

By order of the Board

D J Brimacombe
Group Secretary
14 March 2005

Registered Office:
1 Aldermanbury Square
London EC2V 7SB

Notes

Audio Version of Notice of AGM
We have produced an audio version of our Notice of AGM; copies are available (in limited numbers) on either audiocassette or CD. If you require an audio version, you should contact our registrars, Computershare Investor Services PLC, on 0870 702 0138. Please specify whether you wish to receive an audiocassette or a CD. Also, please provide them with your full name and postal address and they will arrange for a copy to be sent to you.

Ordinary Shareholders
If you are an ordinary shareholder you may attend and vote at the AGM or choose one or more other people (proxies) to attend the AGM and vote for you. A proxy does not need to be a shareholder of the Company. Your proxy form must reach our registrars in Bristol or Hong Kong, as appropriate, by 12.00 noon (London time) (7.00pm Hong Kong time) on Tuesday 3 May 2005. If you send in a completed proxy form you may still attend the AGM and vote in person. If you are a shareholder on the UK register of members, you may alternatively choose to submit your proxy form electronically – details are set out below under the heading 'Electronic Proxy Voting'. Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

If you want to attend the AGM and vote, you must be on the Company's register of members in the UK by 10.00pm (London time) on Tuesday 3 May 2005 or on the Company's branch register of members in Hong Kong by 5.00am (Hong Kong time) on Wednesday 4 May 2005. This will also allow us to confirm how many votes you have on a poll. If the AGM is adjourned to a time after 10.00pm (London time) on Thursday 5 May 2005, you must be on the appropriate register of members of the Company 48 hours before the time of the adjourned meeting. This will also allow us to confirm how many votes you will have on a poll called at such a meeting. If we give you notice of an adjourned meeting we will tell you in the notice when you need to be on the register to be able to attend and vote.

ShareCare
If you hold your shares in ShareCare, we will send you a voting instruction form. You must make sure that you return the completed form to our registrars in Bristol by 12.00 noon (London time) on Tuesday 3 May 2005. You may also choose to appoint a proxy electronically – details are set out below under the heading "Electronic Proxy Voting".

Electronic Proxy Voting
Shareholders on the UK register of members may appoint a proxy electronically. If you wish to submit your proxy form electronically, you will need an internet-enabled PC with an Internet Explorer 4 or Netscape 4 web browser, or a more recent release of those browsers. You will also need your Shareholder Reference Number (SRN) or ShareCare number (SCN), as appropriate, and Personal Identification Number (PIN) (both of which are printed on the enclosed proxy form or voting instruction form) to access the service. Your PIN will expire at 12.00 noon on Tuesday 3 May 2005.

Before you can appoint a proxy electronically, you will be asked to agree to the terms and conditions for electronic proxy appointment. It is important that you read these terms and conditions carefully, as they will govern the electronic appointment of your proxy.

You may choose to use the electronic proxy appointment service or, if you wish, you can instead continue to submit your proxy form or voting instruction form by post.

Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

Electronic Proxy Voting through CREST
If you are a CREST member and wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service, you may do so by following the procedures described in the CREST manual. If you are a CREST Personal Member or other CREST sponsored member or a CREST member who has appointed a voting service provider, you should refer to your CREST sponsor or voting service provider, who will be able to take the appropriate action on your behalf.

In order for your proxy appointment using CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for these instructions, as described in the CREST manual. The message must be transmitted so as to be received by our agent (ID 3RA50) by 12.00 noon on Tuesday 3 May 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which our agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

You should note that CRESTCo does not make special procedures available in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is your responsibility to take any necessary action to ensure that messages are transmitted through the CREST system in time. In this connection, you should look at those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001, which regulates instructions containing incorrect information and instructions that are improperly sent.

Voting
On a show of hands every ordinary shareholder present in person and every proxy appointed by such shareholder (other than the chairman) and present at the meeting has one vote. On a poll, every ordinary shareholder present in person or by proxy has one vote for every US$2.00 nominal value of ordinary shares held. The nominal value of each ordinary share being US$0.50, means that a member needs to hold four ordinary shares to register one vote on a poll.

Voting results
You can obtain the results of the meeting by telephoning our registrars on or after 6 May 2005. The results of the meeting will be announced to the UK Listing Authority and The Stock Exchange of Hong Kong and will appear on our website www.standardchartered.com/investors on 6 May 2005.

Preference shareholders
Only ordinary shareholders may attend and vote at the AGM. This document is sent to holders of preference shares for information only.

Inspection of documents
The following documents will be available for inspection at 1 Aldermanbury Square, London EC2V 7SB and at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong from the date of this notice until the time of the AGM and at Merchant Taylors' Hall from 15 minutes before the AGM until it ends:

- A statement containing particulars of loans and quasi-loans made by the Company in favour of the directors and people connected with them.
- A report prepared by our auditor, KPMG Audit Plc on the statement referred to above.
- Copies of the executive directors' service contracts.
- Copies of letters of appointment of non-executive directors.
- The register of directors' interests and the interests of their connected persons in the share capital of the Company.
- The new articles of association of the Company, showing the changes to the current articles proposed in resolution 18.

Interests in shares
The Company had not been notified before 23 February 2005 (less than one month before the date of this notice) of any changes in the directors' interests or the substantial shareholders' interests in the Company's ordinary shares from those shown in the annual report and annual review.

Please also refer to the published version of this announcement in the South China Morning Post and the Economic Journal dated 14 March 2005.

In the case of any conflict between any translation and this English text, this English text shall prevail.

Explanatory notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of the proposed resolutions.

Resolutions 1 to 14 (inclusive) are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 15 to 18 (inclusive) are proposed as special resolutions. This means that, for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Please note that a "vote withheld" (as appears on the proxy form) is not a vote in law and will not be counted in the calculation of the proportion of votes "for" or "against" a resolution.

Resolution 1: Report and Accounts
The directors are required by law to present, for each financial year, the directors' report, the audited accounts and the independent auditor's report to shareholders at a general meeting.

Resolution 2: Declaration of the final dividend (including share dividend alternative)
Final dividends must be approved by shareholders but cannot be more than the amount recommended by directors. If the meeting approves resolution 2 the final dividend of 40.44 US cents per ordinary share will be paid on 13 May 2005 to those shareholders registered on the UK register at the close of business (London time) on 25 February 2005 and to those shareholders registered on the branch register in Hong Kong at the opening of business (Hong Kong time) on 25 February 2005 in respect of each ordinary share. United Kingdom registered shareholders will receive their dividends in sterling unless they choose to receive US dollars, Hong dollars or shares. Hong Kong registered shareholders will receive their dividends in Hong Kong dollars unless they choose to receive sterling, US dollars or shares. Please see the separate document entitled "2004 Final Dividend".

Resolution 3: Directors' Remuneration Report
The Company is required by law to seek the approval of shareholders of its annual report on remuneration policy and practice. Shareholders are invited to vote on the Directors' Remuneration Report, which may be found on pages 54 to 67 of the annual report and on pages 39 to 52 of the annual review.

Resolutions 4 to 10: Election / Re-election of directors
The Company's articles of association require any director newly appointed by the Board to retire at the first annual general meeting after their appointment. You are therefore asked to elect as directors Miss V F Gooding and Mr O H J Stocken, who were appointed by the Board since last year's annual general meeting.

Under the articles of association all directors of the Company who held office at the time of the two preceding annual general meetings and who did not retire at either of them must also retire at the annual general meeting and at every general meeting at least one-third of the existing directors must retire. All of the directors are eligible to seek re-election by shareholders at the annual general meeting, if they so wish.

Sir C K Chow, Mr Ho KwonPing, Mr R H Meddings and Mr K S Nargolwala are each retiring by rotation and will submit themselves for re-election at this AGM.

Mr C A Keljik will retire at the end of this AGM and not submit himself for re-election.

In accordance with the Combined Code, any non-executive director who has served nine years or more on the Board must vacate his office and submit himself for re-election at every AGM. Mr H E Norton has served nine years on the Board of the Company as a non-executive director. He will therefore also be retiring by rotation and will submit himself for re-election at this AGM.

Miss V F Gooding, Mr O H J Stocken, Sir C K Chow, Mr Ho KwonPing and Mr H E Norton are all non-executive directors and therefore do not have service contracts.

Mr R H Meddings and Mr K S Nargolwala each have a service contract with a notice period of one year.

All of the directors submitting themselves for re-election are highly experienced and have a broad understanding of the financial services industry. In view of this experience, the Board considers that they will each continue to make a valuable contribution to the Company.

In addition, Mr O H J Stocken, who was appointed an independent non-executive director in June 2004 and is now standing for election, has significant international and financial experience. Miss V F Gooding, who was appointed an independent non-executive director in January 2005 and is now standing for election, has significant experience in the marketing and service delivery industries. The Board considers that both Mr O H J Stocken and Miss V F Gooding will make valuable contributions to the Board going forward.

Biographical details of each of the directors standing for election or re-election are as follows:

Valerie Frances Gooding CBE†
Appointed to the Board on 1 January 2005. She is Chief Executive Officer of BUPA and a non-executive director of Compass Group PLC. She was previously Director, Asia Pacific with British Airways, a non-executive director of BAA and of Cable & Wireless Communications plc and on the Board of the Association of British Insurers. Age 54.

Oliver Henry James Stocken†
Appointed to the Board on 1 June 2004. He is Deputy Chairman of 3i plc and a non-executive director of Pilkington plc, The Rank Group PLC and GUS plc. Previously he was Group Finance director of Barclays PLC. Age 63.

Sir C K Chow†
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of MTR Corporation Limited of Hong Kong and is non-executive Chairman of Standard Chartered Bank (Hong Kong) Limited. Previously he was Chief Executive Officer of GKN plc and Brambles Industries plc. He is a fellow of the Royal Academy of Engineering, the City and Guilds of London Institute and the Institute of Chemical Engineering. He was formerly a president of the Society of British Aerospace Companies. Age 54.

Ho KwonPing†
Appointed to the Board on 22 October 1996. He is Chairman of Banyan Tree Holdings Pte Ltd. He is also Chairman of the Wah-Chang Group. In addition, he is Chairman of Singapore Management University, Chairman of MediaCorp and a board director of Singapore Airlines Limited. He is based in Singapore. Age 52.

Richard Henry Meddings*
Appointed to the Board on 16 November 2002. He is responsible for Risk, Group Special Asset Management, Legal and Compliance. From March 2005 he will also be responsible for governance in Africa, the Middle East, Pakistan, the United Kingdom, Europe and the Americas. Prior to his appointment, he was Chief Operating Officer, Barclays Private Clients at Barclays PLC. He was Group Finance Director of The Woolwich plc, before it was acquired by Barclays, where his responsibilities also included risk, compliance and treasury. Age 46.

Kaikhushru Shiavax Nargolwala*
Appointed to the Board on 7 May 1999. He is Chairman of the Group's Wholesale Banking business with responsibility for business strategy, performance and development of relationships with the Group's key corporate and institutional clients globally. He is responsible for corporate governance across the Asia Pacific region and India and from March 2005 he will also be responsible for governance in Afghanistan, Bangladesh and Sri Lanka. He is a non-executive director of Tate & Lyle PLC and is on the Visa International Asia Pacific Regional Board. He joined Standard Chartered in 1998 as Group Head of Sales. He is based in Singapore. Age 54.

Hugh Edward Norton†
Appointed to the Board on 7 August 1995. He was formerly a Managing Director of British Petroleum. Age 68.

† Independent non-executive director
* Executive director

None of the directors standing for election or re-election has any relationship with any other director, member of senior management or substantial or controlling shareholder of the Company.

The directors standing for election or re-election have the following interests in the ordinary shares of the Company as at 23 February 2005, the latest practicable date for determining such information:

Director	Personal interests	Family interests	Other interests	Total
V F Gooding	0	0	0	0
O H J Stocken	1,250	0	3,750	5,000
Sir C K Chow	0	0	15,664	15,664
Ho KwonPing	2,375	0	0	2,375
R H Meddings	11,412	0	0	11,412
K S Nargolwala	0	0	111,870	111,870
H E Norton	0	0	4,000	4,000

None of the above directors has an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

Current basic annual fees for non-executive directors are $100,804 with additional fees for ordinary membership or chairmanship of a Board committee as follows:

Committee	Ordinary membership	Chairmanship
Audit and Risk	$18,328	$64,148
Nomination	$5,499	N/A*
Remuneration	$18,328	$45,820

B K Sanderson is chairman of the Nomination Committee. As Group Chairman, he does not receive any fees in his capacity as a member of the Nomination Committee.

Mr R H Meddings and Mr K S Nargolwala both have an annual basic salary of $761,000 each with effect from 1 April 2004. In addition, they are eligible to receive a discretionary annual bonus and a long term incentive award as more fully described on pages 56 to 61 of the annual report and pages 41 to 46 of the annual review.

Resolutions 11 and 12: Reappointment of auditor and setting of auditor's fees
At each general meeting at which accounts are presented, the Company is required to appoint an auditor to hold office until the end of the next such meeting. KPMG Audit Plc has said that they are willing to continue as the Company's auditor for another year. You are asked to reappoint them and, following normal practice, to authorise the Board to set their fees.

Resolutions 13 and 14: Directors' authority to allot shares
Under section 80 of the Companies Act 1985, the directors may only allot shares, or rights to shares, if shareholders in general meeting have given them power to do so. The power given to the directors at last year's annual general meeting to allot ordinary shares or rights to shares will expire at the end of this year's annual general meeting.

Resolution 13(a) asks for a new authority to be given to allow the directors to allot shares or rights to shares up to a maximum nominal amount of US$129,701,049, being approximately 20 per cent of the issued ordinary share capital of US$648,505,246 as at 23 February 2005 (which is less than one month before the date of this notice). The Hong Kong Listing Rules do not permit the directors to allot, on a non pre-emptive basis, shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date on which the resolution granting them a general authority to allot is passed. Accordingly, resolution 13(a) also restricts the authority of the directors to the 20 per cent threshold.

The directors are also authorised to make allotments, which exceed the 20 per cent authority, in connection with offers to shareholders (such as rights issues), by way of scrip dividend and in respect of exchangeable securities issued by the Company or its subsidiary undertakings prior to the date of this meeting, but only up to a maximum aggregate nominal amount (when combined with any allotments made under the general authority) of US$233,412,206. This is approximately 36 per cent of the issued ordinary share capital as at 23 February 2005 (which is less than one month before the date of this notice). Of this 36 per cent, approximately 2.7 per cent is to satisfy the Company's obligations to issue ordinary shares in respect of exchangeable securities issued by the Group prior to the date of this meeting. The balance of the authority is for approximately 33.3 per cent of the issued ordinary share capital.

As noted in respect of resolution 15 below, there are legal, regulatory and practical reasons why, under an offer to shareholders, such as a rights issue, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 13(b)(i) makes it clear that the authority to make allotments in connection with offers to shareholders covers any such offers in respect of which the directors may make arrangements to deal with such difficulties, and also with fractions of shares.

Notwithstanding the authority to be granted by resolution 13(b), any rights issue or open offer to shareholders will also need to comply with the applicable Hong Kong Listing Rules, and specific shareholder approval for such issues will therefore be obtained if necessary, in accordance with these requirements.

The directors are also authorised under resolution 13(c) to make allotments pursuant to the Company's existing share schemes or those of its subsidiary undertakings adopted prior to the date of the annual general meeting.

Resolution 13(d) asks for a new authority to be given to allow the directors to allot sterling preference shares up to a maximum nominal amount of £304,715,000 (195,285,000 sterling preference shares were in issue as at 23 February 2005). This resolution is being sought as the five year allotment authority in relation to sterling preference shares granted at the 2000 AGM will shortly expire.

Resolution 13(e) asks for a new authority to be given to allow the directors to allot dollar preference shares up to a maximum nominal amount of US$1,498,358,060 (328,388 dollar preference shares were in issue as at 23 February 2005). Although the five year allotment authority granted at the 2001 AGM in relation to dollar preference shares still has a year to run, this resolution is being sought to bring the authority into line with the sterling preference shares and the euro preference shares.

Resolution 13(f) asks for a new authority to be given to allow the directors to allot euro preference shares up to a maximum nominal amount of €1,000,000,000 (no euro preference shares were in issue as at 23 February 2005). This resolution is being sought as the five year allotment authority in relation to euro preference shares granted at the 2000 AGM will shortly expire.

The new authority will continue in the case of 13(a), 13(b) and 13(c) until the earlier of the end of next year's AGM and 4 August 2006. The new authority will continue in the case of 13(d), 13(e) and 13(f), until 5 May 2010.

The directors have no intention at present to issue shares during the next year, except as scrip dividends instead of cash dividends, following the exercise of options and awards under the Company's share schemes and following the exercise of conversion and exchange rights under securities issued by the Group prior to the date of this meeting.

In accordance with the Hong Kong Listing Rules, resolution 14 seeks to extend the directors' authority to allot shares pursuant to paragraph (a) of resolution 13 to include the shares repurchased by the Company under the authority to be sought by resolution 16.

Resolution 15: Power to allot equity securities for cash without certain formalities
This resolution renews the authority conferred on the directors to allot equity securities for cash, without the need first to offer such shares to existing shareholders in proportion to their shareholdings. Your right to be offered equity securities first in this way is known as a "pre-emption right". The Company's ordinary shares (including any such shares which are held by the Company as treasury shares) and rights to them are "equity securities" as defined in section 94(2) of the Companies Act 1985. If the directors wish to allot or, in the case of any treasury shares, sell equity securities paid for entirely in cash (other than to an employee share scheme), section 89(1) of the Companies Act 1985 requires that the equity securities must first be offered to existing shareholders in proportion to their shareholdings.

In certain circumstances, it may be in the interests of the Company for the directors to be able to allot or, in the case of any treasury shares, sell some equity securities for cash (other than to an employee share scheme) without having to offer them to existing shareholders first. Before this can happen, the shareholders must give up their pre-emption rights.

Resolution 15 deals with this, but only for equity securities up to a maximum total nominal value of US$32,425,262, which was equal to approximately 5 per cent of the Company's issued ordinary share capital as at 23 February 2005 (which is less than one month before the date of this notice) and represents 64,850,524 ordinary shares of US$0.50 each.

There are legal, regulatory and practical reasons why, under a rights issue or other pre-emptive offer, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 15 also asks for your authority for the directors to make arrangements to deal with such difficulties when making these offers and also for the directors to deal with fractions of shares.

Resolution 16: Authority to purchase ordinary shares
The effect of this resolution is to renew the authority granted to the Company to purchase its own shares up to a maximum of 129,701,049 ordinary shares until the Annual General Meeting in 2006. This is approximately 10 per cent of the Company's issued ordinary share capital as at 23 February 2005 (which is less than one month before the date of this notice). No repurchases of shares will be conducted on The Stock Exchange of Hong Kong.

The directors believe that it is in the best interests of the Company and all of its shareholders to have a general authority for the Company to buy back its ordinary shares in the market. The directors intend to keep under review the potential to purchase ordinary shares. Purchases will only be made if the directors consider that the purchase would be for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Companies Act 1985 now permits the Company to hold any such bought back shares in treasury as an alternative to immediately cancelling them. If the Company purchases any of its ordinary shares and holds them in treasury, the Company may sell these shares (or any of them) for cash, transfer these shares (or any of them) for the purposes of or pursuant to an employees' share scheme, cancel these shares (or any of them) or continue to hold them in treasury. Holding such shares in treasury gives the Company the ability to reissue them quickly and cost effectively and provide additional flexibility in the management of the Company's capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, shares held in treasury. The directors intend to decide how to deal with shares held in treasury based on the interests of the Company and shareholders as a whole at the relevant time.

The total number of options to subscribe for ordinary shares outstanding at 23 February 2005 was 50,970,468, which represented 3.9 per cent of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding at 23 February 2005 would represent approximately 4.4 per cent of the issued ordinary share capital.

The Company held no shares in treasury as at 23 February 2005 (which is less than one month before the date of this notice).

Resolution 17: Authority to purchase preference shares
The effect of this resolution is to renew the authority granted to the Company to purchase up to 328,388 dollar preference shares and up to 195,285,000 sterling preference shares. During the past year, the directors repurchased 3,000 dollar preference shares. No sterling preference shares were repurchased in that period.

Whilst it is important to have a capital base which is adequate to allow the business to grow in all areas and which appears to offer an appropriate balance between risk and profitability, it is equally important that the Company does not carry excessive amounts of capital and that it uses the most appropriate mix of capital instruments in the balance sheet. Having the authority to buy back all the preference shares would provide the Company with further flexibility in managing the capital base. Accordingly, the directors believe that it is in the best interests of the Company and its shareholders as a whole to have the authority sought by this resolution.

The directors intend to keep under review the potential to buy back preference shares, taking into account other investment and funding opportunities. The authority will be exercised only if the directors believe that to do so would be in the interests of shareholders generally. As noted above, the Companies Act 1985 now permits the Company to hold any such bought back shares in treasury as an alternative to immediately cancelling them. Accordingly, if the Company purchases any of its preference shares, those shares may be cancelled or held in treasury by the Company. The directors intend to make such decision at the time of purchase based on the interests of the Company and shareholders generally.

Resolution 18: Adoption of new articles of association
It is proposed in resolution 18 to adopt new articles of association (the "New Articles") in order to update the Company's current articles of association (the "Current Articles") to take account of changes in English company law, best practice, the UK Listing Rules and the requirements of The Stock Exchange of Hong Kong.

There are several changes introduced in the New Articles of a material nature, which are summarised in the Appendix to this notice. Other changes, which are of a minor, technical or of a clarifying nature, or are made to remove provisions in the Current Articles which duplicate English company law have not been noted in the Appendix. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 9 of this document.

The directors recommend all shareholders to vote in favour of all the resolutions, as the directors intend to do so in respect of their own shares, and consider that the resolutions are in the best interests of the Company and shareholders as a whole.

Appendix

Explanatory notes of material changes to the Company's articles of association

Shares held in treasury
Articles 9, 36, 104, 116, 134, 135 and 149 have been amended to reflect recent changes to the UK Listing Rules and the Companies Acts relating to shares held in treasury.

Article 14(E) – Uncertificated Shares
This sub-Article now states that the Company is entitled to assume that its records of uncertificated securities, if maintained in accordance with the relevant legislation and regularly reconciled with the operatorís register, are a complete and accurate reproduction of the operatorís register.

Article 22 – Calls on Shares
This Article clarifies that a person upon whom a call is made on shares remains jointly and severally liable with successors in title to those shares.

Article 36(i) – Suspension of Rights where non-disclosure of interests
This sub-Article clarifies that the Company can serve a restriction notice on shares not only where there is a failure to comply with a statutory notice but also where purported compliance involves a false or inadequate statement.

Article 56(B) – Omission or Non-receipt of Notice
This sub-Article now states that a person present in person or by proxy at a general meeting shall be deemed to have received notice of the meeting and, where applicable, notice of the purpose of that meeting.

Article 69 – Method of Voting
This Article clarifies that the chairman of a general meeting can demand a poll prior to a vote on a show of hands.

Article 70 – Votes not to be counted
In line with the Hong Kong Listing Rules, this Article clarifies that, where members vote on a resolution at a general meeting of the Company in contravention of any restriction on the right to vote, such votes shall not be counted.

Article 74 – Votes on a Poll
This Article clarifies that a member need not cast all his votes in the same way on a poll vote.

Article 78 – No Right to Vote where Sums Overdue on Shares
This Article extends the prohibition on voting in such circumstances to attending the relevant meeting.

Article 81 – Receipt of Proxies
This Article now explicitly states that the Company may specify the address for electronic communications of proxy appointments in any electronic communication it issues. It also states that proceedings at a general meeting shall not be invalidated where an appointment of a proxy has been properly delivered but cannot be read by the recipient because of a technical problem.

Article 92 – Identity of Directors to Retire
In line with the Combined Code, this Article 92 now expressly requires non-executive directors to retire at an annual general meeting if they have held such non-executive position for a period of nine years or more at the date of that meeting.

Article 102 – Expenses
As a result of the changes in law brought about by sections 19 and 20 of the Companies (Audit, Investigations and Community Enterprise) Act 2004 and which are expected to come into force by the time of the AGM, this Article now states that the Company can fund a directorís expenditure on defending legal proceedings as provided in the Companies Acts.

Article 104(F), (G) and (H) – Permitted Interests and Voting
These sub-Articles have been amended to reflect recent changes to the Hong Kong Listing Rules relating to the ability of a director to vote at board meetings on matters in which persons associated with that director are interested.

In addition, sub-Article 104(G) now states expressly that an alternate director shall be treated as having (in addition to any personal interests) the interests of his appointer.

Article 134(k) – Scrip Dividends
This sub-Article expressly gives the board the discretion to apportion the costs incurred in making new shares available in lieu of a cash dividend, including deciding to deduct such amounts from shareholders' entitlements.

Article 141(B) – Service of Notices
This new sub-Article states that if on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the Company and supplied in writing to the Company a new registered address, or a postal address within the United Kingdom for the service of notices, or shall have informed the Company, in such manner as may be specified by the Company, of an address for the service of notices by electronic communications.

Article 145 – When Notice deemed Served
This Article now states that when notice or any other document is placed on a Company's website, it shall be deemed to be received the day following the day on which a notice of availability was sent.

Article 148 – Presumptions where Documents Destroyed
This Article now emphasises that the Company must comply with the Uncertificated Securities Regulations to the extent that they limit its ability t[o] destroy the documents relating to uncertificated shares.

Article 150 – Indemnity of Directors
This Article, which was formerly headed 'Indemnity of officers', has been amended to reflect the changes in law brought about by the Companies (Aud[it,] Investigations and Community Enterprise) Act 2004 which are expected to come into force by the time of the AGM. The indemnity in relation to defending proceedings has been deleted (however see the notes above on Article 102 (Expenses)). The restrictions on providing indemnities to auditor[s] set out in section 310 of the Companies Act 1985 are not changed by the Companies (Audit, Investigations and Community Enterprise) Act 2004.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Principal Place of Business in
Hong Kong:
32nd Floor,
4-4A Des Voeux Road
Central
Hong Kong

Registered in England
number 966425


Standard Chartered
起 START

2004 Interim Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or about the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Standard Chartered

CONTENTS

Standard Chartered

20 August 2004

Dear Shareholder

I am writing to tell you about the arrangements for the 2004 interim dividend.

If you held shares in Standard Chartered PLC at the close of business on Friday 13 August 2004, you are entitled to the 2004 interim dividend of 17.06 US cents per share.

Your cash dividend will be paid to you in sterling unless you choose to receive it in either US dollars or Hong Kong dollars. In addition to offering these three currencies, I am very pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid shares instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in sterling, you do not need to do anything (unless you have a standing instruction in place to receive US dollars, Hong Kong dollars or shares).

If you want to receive your dividend in US dollars, Hong Kong dollars or shares, please read the following document carefully.

If you have a standing instruction in place to receive shares, US dollars or Hong Kong dollars, this remains in place and you do not need to do anything if you still want to take shares or US dollars or Hong Kong dollars.

The price of the new shares to be issued instead of the 2004 interim cash dividend will be calculated over a five-day period in September. This is the closest practicable period to the payment date for the cash dividend and was chosen to reduce the risk of share price movement adversely affecting the share dividend alternative between the announcement of the dividend and the payment date. The following document gives details of the arrangements for calculating and paying the dividend.

The share dividend alternative is an easy way for you to increase your shareholding in the Company without paying dealing charges.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 5.00pm Monday to Friday. The telephone number is 0870 702 0138.

Yours sincerely

Bryan K. Sanderson

Bryan K Sanderson CBE
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Timetable

Wednesday 11 August 2004

Date that the ordinary shares were quoted ex-dividend.

If you bought Standard Chartered PLC shares on or after this date you will not be entitled to the 2004 interim dividend on them.

Friday 13 August 2004

Record date for the interim dividend.

You will receive the dividend on the number of shares registered in your name on this date.

Wednesday 15 September 2004

Your form of election or other instructions about this dividend payment must reach our registrars by 3.00pm on this date.

To cancel a standing instruction to receive your dividend wholly in cash or in shares you must write to the registrars, to be received by them by this time on this date. If you want to alter a standing instruction to receive part of your dividend in cash or in shares, you need to write to the registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new form of election. Your letter must reach them by 3.00pm on Monday 13 September 2004.

Friday 17 September to Thursday 23 September 2004

Dealing days for calculating the share dividend price in sterling.

Thursday 23 September 2004

US dollar/sterling and US dollar/Hong Kong dollar exchange rates on this date used for calculating the sterling and Hong Kong dollar cash dividend and the US dollar equivalent of the share dividend price.

Thursday 7 October 2004

Dividend cheques and share certificates posted.

Friday 8 October 2004

Cash dividend paid, CREST accounts credited with new shares, new shares listed and dealings in new shares start.

When you are deciding whether you want cash or shares, please remember that the price of Standard Chartered PLC shares can go down as well as up. If you are not sure what to do, please contact an appropriate independent professional adviser.

We are sending this circular to registered holders of preference shares for information only.

Terms of the share dividend

You may choose to receive new shares instead of some or all of the cash dividend.

The price of each new share for this dividend will be the US dollar equivalent of the average of the closing share price on the London Stock Exchange for the five consecutive dealing days commencing Friday 17 September 2004. The US dollar equivalent will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Thursday 23 September 2004. Once the price for each new share is determined, we will calculate the number of shares you needed to have had at the record date in order to qualify for the share dividend. If you held insufficient shares, you will receive the cash dividend. These details and a further announcement confirming the share dividend price will be published on our website, at www.standardchartered.com/investors, after Monday 27 September 2004.

You can only receive a whole number of new shares. We will not issue fractions of a share. If you choose to take shares for only some of your dividend, the rest will be paid to you in cash. The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars or Hong Kong dollars.

Once we receive your form of election for this dividend you cannot cancel it.

How the share dividend helps you and the Company

You

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

The Company

The Company's reserves increase as a result of the Company issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves which can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the cost would be approximately US$200.8 million.

For illustrative purposes only, if all shareholders choose to receive new shares, and assuming a calculation price equal to the closing price of the Company's shares on Thursday 5 August 2004 (being the last practicable date prior to the printing of this circular) and using the US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on that day to calculate the US dollar equivalent of the calculation price, the Company would issue approximately 11.7 million new shares, an increase of approximately 1.00 per cent in its existing issued ordinary share capital.

What to do

1. If you want your dividend in sterling

If you want to receive the 2004 interim cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in sterling.

If you do have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, and you want to receive the 2004 interim cash dividend in sterling, please write to our registrars to cancel your standing instruction. This must reach them by 3.00pm on Wednesday 15 September 2004.

The amount in sterling that you will get will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Thursday 23 September 2004. We will show this rate on our website after Monday 27 September 2004.

As an example, if we had used the exchange rate quoted on Thursday 5 August 2004 (being the last practicable date prior to the printing of this circular) (1.8242), the dividend in sterling would have been approximately 9.35 pence per share.

We can pay your cash dividend in sterling straight into your bank or building society account provided your account is held with a bank in the UK. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want your dividend in US dollars

If you have a standing instruction in place to receive US dollars, you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2004 interim cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box B on the form of election enclosed with this document. We will then send you your cash dividend in US dollars. If you want your cash dividend paid directly into a US dollar account, we can arrange this for you provided your account is held with a bank in the US. Please contact our registrars for a form.

3. If you want your dividend in Hong Kong dollars

If you have a standing instruction in place to receive Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in Hong Kong dollars.

If you want to receive the 2004 interim cash dividend and future dividends in Hong Kong dollars and you do not have a standing instruction in place to receive your dividend in Hong Kong dollars, you need to tick box C on the form of election enclosed with this document. We will then send you your cash dividend in Hong Kong dollars. If you want your cash dividend paid directly into a Hong Kong dollar account, we can arrange this for you provided your account is held with a bank in Hong Kong. Please contact our registrars for a form.

The amount in Hong Kong dollars that you will get will be calculated using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at 11.00am on Thursday 23 September 2004. We will show this rate on our website after Monday 27 September 2004.

As an example, if we had used the exchange rate quoted on Thursday 5 August 2004 (being the last practicable date prior to the printing of this circular) (7.7992), the dividend in Hong Kong dollars would have been approximately 1.33 dollars per share.

4. If you have a standing instruction in place to receive your dividend in shares, but you want cash

Please write to our registrars to cancel your standing instruction. This must reach them by 3.00pm on Wednesday 15 September 2004.

To cancel a standing instruction to receive your dividend wholly in cash or in shares, you must write to the registrars to be received by them by this time on this date. If you want to alter a standing instruction to receive part of your dividend in cash or in shares, you need to write to the registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new form of election. Your letter must reach them by 3.00pm on Monday 13 September 2004.

5. If you want new shares instead of all of your cash dividend

If you have a standing instruction in place to receive new shares, you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 5 for details).

If you do not have a standing instruction in place, please complete your form of election and send it to our registrars to reach them by 3.00pm on Wednesday 15 September 2004. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividends in future, please tick box A(ii) on your form of election to put a standing instruction in place.

6. If you want new shares instead of only some of your cash dividend

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask the registrars to send you a form of election. Please complete this and write in box (3) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash. The registrars require 48 hours' notice to arrange the cancellation of an existing standing instruction and to complete and return a new form of election. In order for the registrars to deal with this request your letter must reach them by 3.00pm on Monday 13 September 2004.

If you do not have a standing instruction in place, please complete the form of election enclosed with this document by writing in box (3) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box B on the form of election showing that you want to receive it in US dollars or box C showing that you want to receive it in Hong Kong dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Thursday 23 September 2004. We can pay your cash straight into your bank account in sterling if you have a bank or building society account with a bank in the UK, or in US dollars if you have a bank account with a bank in the US or in Hong Kong dollars if you have a bank account with a bank in Hong Kong. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box (3) a number of shares which is more than the number shown in box (1) we will treat your election as though it were based on the number of shares shown in box (1).

All forms of election must be returned to our registrars and must reach them by 3.00pm on Wednesday 15 September 2004.

7. If the number of shares you own is less than the amount needed to qualify for the share dividend

If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash. Your cash dividend will be sent to you in sterling unless you tick either box B on your form of election showing that you want it in US dollars or box C showing that you want it in Hong Kong dollars.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment. If you would like your dividend in cash you should write to our registrars to cancel your standing instruction. This must reach them by 3.00pm on Wednesday 15 September 2004.

General information

1. Sending in your forms

Please return the form of election to the address printed on the back of the form. Letters to request gifts to charity (see below) should be sent to our registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, to reach them by 3.00pm on Wednesday 15 September 2004. If you wish to cancel an existing standing instruction to receive your dividend wholly in cash or in shares, you must write to our registrars to be received by them by this time and date. To alter a standing instruction to receive part of your dividend in cash or in shares, you need to write to our registrars to cancel your existing standing instruction. The registrars need 48 hours' notice to arrange the cancellation and to issue a new form of election. Your letter must reach them by 3.00pm on Monday 13 September 2004.

All forms and letters are sent at your risk. We are not able to acknowledge receipt. If we do not receive your form on time we will send you your dividend in cash.

2. Helpline

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrars' helpline on 0870 702 0138 between 9.00am and 5.00pm, Monday to Friday.

3. If you have recently bought or sold shares

The Company's shares were quoted ex-dividend on Wednesday 11 August 2004. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2004 interim dividend on them.

If you bought or sold shares in the Company before Wednesday 11 August 2004, and this is not reflected in the number of shares shown in box (1) on your form of election or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale, without delay. Appropriate arrangements can then be made to transfer the dividend.

4. Payment of cash balances

Any accumulated cash balances will be sent to you (without interest) if:

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars or Hong Kong dollars.

5. Giving to charity

You may give your cash balance to charity instead of carrying it forward to the next dividend.

The charity to benefit is Sight Savers International (SSI). Standard Chartered has a project, in partnership with SSI, called "Seeing is Believing" which aims to restore sight to people around the world. US$30 for a cataract operation can let someone see again.

To give your cash balance to charity, please tick box A(iii) on your form of election or, if you have a standing instruction in place, please write to our registrars.

6. Standing instructions

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this, complete the form of election and tick box A(ii). Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions for the share dividend can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to charity).
- If you wish to receive new shares instead of only some of your dividend, do not complete a standing instruction.

- If you set up a standing instruction, we will send you a statement when the next dividend is paid which shows the number of shares registered in your name which qualify for the dividend and the amount of any cash balance carried forward.

- If you sell some of your shares or buy more, your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them. The registrars must receive your letter by 3.00pm on Wednesday 15 September 2004.

- We will cancel a standing instruction if a shareholder dies.

- We will cancel your standing instruction if you sell or transfer all of your shares.

7. New share certificates

The Company will apply to the UK Listing Authority and to the Listing Committee of The Stock Exchange of Hong Kong Limited for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. The new shares will be the same as the shares you hold already and give you the same rights and future dividends.

You may hold your shares in certificated form (where they are usually registered in your own name) or in uncertificated form through CREST (where they are usually registered in the name of a nominee).

If your shares are registered in your own name, your new share certificate and/or your dividend cheque for any cash amount will be sent to you at your risk on Thursday 7 October 2004. If your shares are held in uncertificated form, CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Friday 8 October 2004.

Dealings in the new shares should begin on Friday 8 October 2004. However, if the new shares are not listed and admitted to trading on the London Stock Exchange and the Hong Kong Stock Exchange, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find enclosed with this document, a form of election or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Friday 8 October 2004.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form, so you will no longer have to worry about keeping your share certificates safely.

If you join ShareCare, you will be invited to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on 0870 702 0138.

Cancellation of the share dividend offer

The directors may cancel the share dividend offer in accordance with the relevant provisions of the Articles of Association of the Company at any time before new shares have been allotted. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you are resident in the United Kingdom or United States are given in the Appendix.

If you are unsure about how your tax position is affected, please contact a professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met or any necessary agreements obtained.

All references to time in this document are to London time, unless otherwise indicated.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and forms of election from our registrars until Wednesday 15 September 2004. Your completed form must be returned to them by 3.00pm on this date.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless an exemption from registration is available. Shares may be sold or transferred outside the US in accordance with Regulations under the Securities Act. Residents of California or Georgia who choose to take the share dividend will be deemed to have confirmed that they are institutional investors eligible to make the election under the relevant state securities law.

If you are a US shareholder you should consider the possible adverse tax consequences described in the Appendix.

Hong Kong shareholders

The share dividend is available to shareholders whose shares are registered on the Company's Hong Kong share register. Shareholders in Hong Kong have been sent a separate circular and forms of election.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 17.06 US¢ per share**
- **The price of one new share for the following examples is US$17.08**
- **A holding of 1,500 shares is assumed for the following examples**

Example 1

You choose to receive all of your dividend in new shares.

Value of your cash dividend =
1,500 shares x 17.06 US¢ = US$255.90*
Number of new shares = US$255.90* ÷ US$17.08 = 14.98 shares
Rounded down to 14 new shares
Value of new shares = 14 x US$17.08 = US$239.12

In this case the cash balance of US$16.78 will be carried forward to the next dividend or, if you choose, paid to charity.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Value of your cash dividend =
750 shares x 17.06 US¢ = US$127.95*
Number of new shares = US$127.95* ÷ US$17.08 = 7.49 shares
Rounded down to 7 new shares
Value of new shares = 7 x US$17.08 = US$119.56

*Add this to any cash balance brought forward from the previous dividend.

In this case, unless you have asked to receive your cash balance in US dollars or Hong Kong dollars the cash balance of US$8.39 will be added to your cash dividend and US$136.34 will be converted to sterling using the US dollar/sterling exchange rate on Thursday 23 September 2004 and paid to you by cheque or direct into your bank or building society account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or Hong Kong dollars for all of your future divididends. You will then need to cancel the standing instruction by writing to our registrars to reach them by 3.00pm on Wednesday 15 September 2004.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place, please complete the form of election and tick box A(ii) to do so.



Do you want your dividend in shares?
YES
Do you have a standing instruction to receive shares?
YES
You not need to do anything. We will give you shares in line with your standing instruction.
NO
If you want to receive all of this dividend in shares
Tick box A(i) on your form of election. Sign, date and return the form.
If you want to receive all of this dividend and future dividends in shares
Tick boxes A(i) and A(ii) on your form of election. Sign, date and return the form.
If you want to receive some of the dividend in cash and some in shares
Enter in box (3) on the form of election, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balances in US dollars you should tick box B, or for Hong Kong dollars tick box C on your form of election. Sign, date and return the form.
NO
Do you have a standing instruction to receive shares?
YES
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars must receive your letter by 3.00pm on Wednesday 15 September 2004.
NO
If you want to receive your cash dividend in sterling, and you have not previously asked for US dollars or Hong Kong dollars, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive your cash dividend in US dollars you should tick box B, or for Hong Kong dollars tick box C on your form of election. Sign, date and return the form.

Appendix

Taxation

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash equivalent of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. Generally, the cash equivalent of the new shares is an amount equal to the cash dividend that you would have received had you not chosen to take the share dividend, subject to the Inland Revenue seeking to re-value the new shares (as described below).

If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (ie. £28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability (whether you elect to receive the share dividend or the cash dividend).

For capital gains tax purposes, the shares you receive instead of the cash dividend will be treated as a separate holding of shares from your existing shareholding and the base cost of this new holding will be the cash equivalent of the new shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 40 per cent will be liable to pay tax on dividend income at the currently applicable rate (32.5 per cent) on the gross amount of the dividend (as described above).

The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend).

Stamp duty and stamp duty reserve tax

If you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of your new shares.

Substitution of values

If, on the first day when dealing in the new shares begins on the London Stock Exchange, the market value of the new shares is substantially different from the amount of the cash dividend that you would have received had you not chosen to take the share dividend, then that market value may be used by the Inland Revenue to value the shares for the purpose of calculating how much tax you have to pay. The Inland Revenue's current practice is to interpret "substantially" as being an increase or decrease in the market value of at least 15 per cent. If the Inland Revenue wants to revalue the shares for tax calculations, we will write to you.

Accounting statement

You will be sent an accounting statement with the new share certificates which will show the gross cash value of the share dividend and the amount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of issue.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate or trust subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular, it does not consider your position if you are not resident in the UK or the US for tax purposes nor the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity. This summary does not address the tax treatment of the receipt by you of any cash balance (referred to on pages 4, 5 and 6) of this document.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult your professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number 966425

FILE NUMBER 82-5188

Interim Report 2005


Chartered

Leading the way in Asia, Africa and the Middle East

Standard Chartered

[illegible]

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

Reported Results

- Profit before tax up 20 per cent to $1,333 million, compared with $1,107 million* in H1 2004 (H2 2004: $1,144 million*)
- Income up 19 per cent to $3,236 million from $2,725 million* (H2 2004: $2,657 million*)
- Total assets up 54 per cent to $203.9 billion from $132.6 billion (H2 2004: $147.1 billion) including $46 billion on the acquisition of Korea First Bank (KFB)

Underlying Results**

- Profit before tax up 15 per cent to $1,249 million, compared with $1,082 million* in H1 2004 (H2 2004: $1,143 million*)
- Income up 14 per cent to $2,978 million from $2,615 million* (H2 2004: $2,628 million*)
- Expenses up 12 per cent to $1,562 million from $1,392 million*; (H2 2004: $1,415 million*)
- Loan impairment charge up 19 per cent to $166 million from $139 million (H2 2004: $71 million)

Key Metrics

- Normalised earnings per share up 32 per cent at 75.2 cents (H1 2004: 57.1 cents*; H2 2004: 67.5 cents*)
- Normalised return on ordinary shareholders' equity is 18.4 per cent* (H1 2004: 18.0 per cent;* H2 2004: 18.6 per cent*)
- Interim dividend per share increased 11 per cent to 18.94 cents
- Cost income ratio improves to 52.6 per cent (H1 and H2 2004: 54.0 per cent).

Significant achievements

- Underlying income in Consumer and Wholesale Banking both grew at 14 per cent
- Record profits in Consumer Banking, up 24 per cent, underlying up 14 per cent
- Record profits in Wholesale Banking, up 23 per cent, underlying up 17 per cent
- Completed acquisition of Korea First Bank; good progress on integration
- 2004 acquisitions and alliances delivering ahead of expectations

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"This is a strong set of results. We are making good progress. We are on course to achieve our strategic goals, building on our track record of performance."

*Comparative restated in the transition to IFRS (see note 35 on page 76).
** Underlying income and costs excludes the post acquisition results of KFB and one-off items [redacted] in 2004.

STANDARD CHARTERED PLC - TABLE OF CONTENTS

On 1 January 2005 the Group adopted European Union (EU) endorsed International Financial Reporting Standards (IFRSs). The comparative amounts presented have accordingly been restated to comply with IFRSs that have been endorsed by the EU, and those that are expected to be endorsed in 2005, with the exception of IAS 32/39. The impact of the restatement was published by the Group on 12 May 2005. Copies of this announcement are available from the Group's website at http://investors.standardchartered.com The Group has taken advantage of the transition rules of IFRS 1, First time adoption of International Financial Reporting Standards to apply IAS 32/39 with effect from 1 January 2005. (see note 35 on page 76).

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
RESULTS			
Operating income	**3,236**	2,725	2,657
Impairment losses on loans and advances	**(194)**	(139)	(75)
Profit before taxation	**1,333**	1,107	1,144
Profit attributable to shareholders	**971**	756	822
Profit attributable to ordinary shareholders	**956**	727	793
BALANCE SHEET			
Total assets	**203,927**	132,648	147,078
Total equity	**12,494**	8,862	10,069
Capital base	**15,753**	12,595	13,786
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cents
Earnings per share - normalised basis	**75.2**	57.1	67.5
- basic	**74.7**	62.1	67.5
Dividend per share	**18.94**	17.06	40.44
Net asset value per share	**830.0**	676.5	715.2
RATIOS	**%**	%	%
Post-tax return on equity – normalised basis	**18.4**	18.0	18.6
Cost income ratio – normalised basis	**52.6**	54.0	54.0
Capital ratios:			
Tier 1 capital	**7.3**	9.2	8.6
Total capital	**13.0**	15.6	15.0

Results on a normalised basis reflect the Group's (Standard Chartered PLC and its subsidiaries) results excluding items presented in note 11 on page 55.

STANDARD CHARTERED PLC – CHAIRMAN'S STATEMENT

I am pleased to report another strong half-year performance for Standard Chartered.

Our performance is showing the benefits of our investments in organic growth, and the strategic alliances and acquisitions we have made.

Our acquisition of Korea First Bank (KFB) was completed ahead of schedule in April 2005, and we are making good progress on the integration.

2005 First Half Results

We continue to build on our track record of performance, with broadly based income growth in almost all our geographies and across both businesses. Our loan impairment performance has, once again, been strong, as the benign credit environment continues in many of our markets, and as we benefit from our robust risk management processes.

We continue to pace expenses growth in line with income, and have shown improvement in our cost income ratio. Normalised earnings per share is up 32 per cent.

At the half year, the Board has approved an interim dividend of 18.94 cents per share, up 11 per cent.

Economic Environment

In our markets of Asia, Africa and the Middle East, the overall economic outlook is good.

While global rates of growth look set to slow during the second half of 2005, growth rates in our markets are forecast to remain above those of OECD countries.

There are challenges. Oil and commodity prices look set to remain high, although moderating in 2006 to match the potential slowdown in global growth.

This will benefit many of our markets, although some – particularly those with low foreign exchange reserves – may feel increased inflationary pressures.

In Asia, China's recent decision to change the renminbi regime is a major policy step and is good news for the Chinese economy. We believe it is also good news for the global economy. This is a further sign of China's emergence as a global economic player.

The immediate market implications are:

- Stronger Asian currencies versus dollar;
- Countries whose currencies strengthen may well opt for lower interest rates;
- There may be some impact on US long bond yields but this is hard to predict.

Longer-term, we also expect a deepening of Asian financial markets, as central banks across the region gradually start to increase their holdings in other Asian currencies.

We are in growing markets, and we are executing our strategy well. Our geographic diversity is helping us to deliver a consistently good performance.

Strategic Approach

Our strategic focus is on organic growth. Where we consider acquisitions, we will take a very disciplined approach. Any acquisition must deliver shareholder value and allow us to do something that we cannot do organically.

So far this year, we have made a number of investments, either extending our geographic or customer reach, or broadening our product range:

- the purchase of Thailand's Financial Institutions Development Fund's 24.97 per cent shareholding in Standard Chartered Nakornthon Bank;
- the agreement to acquire a minority stake in Travelex, the world's largest non-bank foreign exchange specialist;
- the purchase of an 8.56 per cent minority stake in Asia Commercial Bank in Vietnam, one of the two joint stock banks in the country; and
- the agreement to acquire the commercial banking business of American Express Bank Limited in Bangladesh.

And, of course, we have completed the acquisition of KFB – the largest in the Group's history, and the largest foreign investment in Korea's financial services sector.

Our results show clearly that our strategy is delivering results. Standard Chartered is growing – our businesses are growing, our presence in our markets is growing.

But size itself is not the objective. The objective is, and always will be, to create shareholder value.

The Board is very focused on ensuring the Group achieves its strategic objectives.

Corporate Governance

As Chairman, one of my most important responsibilities is to ensure proper governance.

Good governance is the assurance to our shareholders of a well-run organisation.

Good governance compels clear accountabilities, ensures strong controls, instils the right behaviours, and reinforces good performance.

The Group is committed to ensuring the integrity of governance throughout our network, with particular emphasis on controls, management systems, and strategy.

In Summary

We are making good progress towards our performance goals for 2005. While there are some challenges in our markets, the economic outlook remains positive, and we are well-placed to benefit from their strength.

We have a vigorous governance culture supported by strong processes and systems.

This is a strong set of results. We are making good progress. We are on course to achieve our strategic goals, building on our track record of performance.

Bryan Sanderson CBE
Chairman
8 August 2005

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

We have had another strong set of results for the first half of 2005.

We now have a track record for good performance and for keeping our promises to our shareholders. We will continue to do so.

In the first half of 2005, we delivered against a balanced scorecard of growth and performance. Profit before tax, including KFB, was $1,333 million, a 20 per cent increase from $1,107 million. On an underlying basis, profit before tax was up 15 per cent. On a normalised basis, cost-income ratio improved to 52.6 per cent. Earnings per share saw an increase from 57.1 cents to 75.2 cents.

Our Progress

At the beginning of the year, we set out our top priorities for 2005:

- Expand Consumer Banking customer segments and products;
- Continue Wholesale Banking transformation;
- Integrate Korea First Bank and deliver growth;
- Accelerate growth in India and China;
- Deliver further technology benefits;
- Embed Outserve into our culture.

We are making real progress in achieving our priorities.

As a Group, we have come a long way in the past few years, doubling profits and earnings per share in three years, and achieving our target return on equity.

We have changed the shape of our business:

- While Hong Kong remains a key market, it is now part of a bigger, geographically balanced bank.
- Eleven of our geographies now deliver over USD100 million in income.
- Profits in the Middle East and South Asia region (MESA), including the United Arab Emirates (UAE), have grown sevenfold over the past 10 years.

The momentum in both businesses remains strong, with income and profit growth across almost all our markets.

We have confidence that this performance will continue, as we focus on our markets, our products, our service, our people, and on delivering good returns from our acquisitions and alliances.

Our Markets

There are opportunities in nearly all of our markets. To take three examples:

India

We are the largest international bank, we hold top five positions in many of our market segments, and we are the third most profitable multinational. Our service centre in Chennai is a leader in business processing.

Our acquisition of Grindlays in 2000 gave us scale, and we have added to this. We now have 78 branches in 30 cities. In the first half of 2005, our operating profit has exceeded the profits we made for the full year of 2001.

We are continuing to invest in growing our footprint to benefit from the scale and potential in India.

China

In China we have a three-strand growth strategy – organic growth, selective strategic investment, and taking advantage of the many opportunities in the Pearl River Delta, one of the world's fastest growing economic zones.

Our Consumer Banking business was launched in 2003 and is already on track to break even this year. In the past six months, we have launched 12 new products, trebled our assets over end 2004, and doubled the number of permanent staff – from less than 200 to almost 400 this June – to meet the demand we see in the market.

We now provide Consumer Banking services in Shanghai, Shenzhen, Beijing and Guangzhou - amongst some of the most important and wealthy cities in China.

Wholesale Banking has been profitable for the last two years in China. Income is up approximately 50 per cent, year on year. We are now expanding corporate advisory and other Global Markets services.

But it is not only the giant economies of India and China that are contributing to our growth.

Middle East and South Asia
The economies in the Middle East and South Asia region are doing very well, partly due to strong commodities and oil prices.

We are very pleased with our performance in MESA. We made a decision to invest in both infrastructure and talent, to strengthen our wealth management business, and to upgrade our project finance and debt capital markets capabilities. These investments are paying off.

Our income in the first half this year grew 25 per cent over the same period last year.

As countries like the UAE and Qatar look to increase their role in the world, we see further growth opportunities.

We also have opportunities in capturing the trade and investment flows between our markets. The pattern of trade flows is changing with rapid growth in intra-Asia and Afro-Asia trade.

The Asian regional financial hubs of Hong Kong and Singapore remain core to these opportunities.

We have seen a return to growth in Hong Kong, where tight discipline on expenses and risks has delivered record growth in operating profit.

Singapore is a very challenging market with a highly competitive environment leading to strong margin compression.

We are taking action to reposition our business in Singapore while taking the lead in product innovation to win market share.

Our Products

Product innovation has become a driver of our organic growth.

So far this year, we have launched 200 new product variations across 15 markets in Consumer Banking, ranging from Small and Medium Sized Enterprises (SME) loans in Pakistan to personal loans in South Africa.

Time to market is vital and we are shortening this. Our "M wallet", launched earlier this year in India, is the first mobile phone credit card in the country, and took just 90 days from concept to launch.

A fresh approach to traditional products can also help give us competitive advantage in mature markets. Singapore's e-saver is an on-line savings product, and a first of its kind in the market. The product has no minimum balance, no monthly fees, no fixed term, no passbook – but a very competitive interest rate. The overwhelming response from customers has enabled us to reach our 18 month target in just two weeks. This is just one of 15 new products launched in Singapore in the first half.

In Wholesale Banking, we have launched over 30 products in over 20 markets including Fund Services, Yield Enhancing FX Solutions and Renewal Energy Financing.

An example of a product we invested in a few years ago and is now paying off is B2BeX, our award-winning Internet platform for trade services. It was launched at the end of 2002, when many other institutions were viewing trade banking as in decline.

In the first six months of 2005, more than 80,000 purchase orders and 5,000 letters of credit issuances, with a value of about USD750 million, were sent over the platform. Transaction activity is up approximately 50 per cent over the same period a year earlier.

In an increasingly commoditised industry, where some products are under margin pressure, you have to keep innovating. These are just three examples. But having the right products in the right markets needs to be matched with the right service levels.

Our Service

Outserve is our initiative to improve service through the effective measurement and use of customer feedback to drive process improvements.

There are over 400 process improvement initiatives completed or in progress this year throughout the Group, in sales, risk, finance, middle office and operations functions.

Over 600 staff have already been trained in our process improvement methodology, and 90 per cent of all staff worldwide have completed their introductory Outserve training.

One example of how this is adding value is in Thailand, where Consumer Banking has completed an Outserve project with one of our SME loan products. As a result of this project, they have improved their processing time dramatically, increasing fivefold the percentage of loans they can process within the target time. In the first month, loan volumes for the product increased nearly 40 per cent.

Outserve is becoming a part of our culture and is already contributing to the bottom line today, but we still have more to do.

Our People

You can only create innovative products and give the right service, if you have the right people.

We spend a huge amount of time on developing people. Any growing company needs a relentless focus on talent management, whether it is recruitment, development, or succession planning.

The Group is a very diverse organisation. We are in 56 countries and territories, have 80 nationalities among our staff and 45 nationalities in our senior management team, giving us a multi-lingual, multi-national, multi-cultural mix that is a huge advantage.

Having strong general managers, able to move across businesses and across countries, is critical. Last year we made 200 cross border moves around the group at senior manager level, and so far this year we have already moved over 170 people.

We not only have a wealth of talent in the company. We are also able to attract strong people from the marketplace, and at all levels.

We spend at least a day each quarter on succession planning for the top 100 jobs in the company. The next generation of this Group's top management has been identified, and they are very strong. We have great talent across the organisation - that's what really gives us confidence in our continued performance.

Our Investments

In the last 12 months, we have supplemented organic growth with selective acquisitions and alliances that extend our customer or geographic reach, or broaden our product range. Let me update you on how three of these – PT Bank Permata Tbk (Bank Permata), Standard Chartered Nakornthon Bank, and Asia Commercial Bank - are performing.

Bank Permata

As part of a consortium with PT Astra International Tbk, we took a controlling interest in Bank Permata to extend our market penetration in Indonesia. Bank Permata is a key investment because it is a strong consumer bank with over one million customers, more than 300 branches, as well as other distribution channels including

mobile, internet and call centres. Bank Permata's first half results for this year are very encouraging – it has contributed $35 million of income and $11 million of operating profit to our Group's results.

It is a well-managed bank, and we have now appointed a new Chief Executive who is one of our very senior international bankers with experience in Indonesia. We will be introducing further products and our own management infrastructure to allow us to grow assets and returns.

Standard Chartered Nakornthon Bank
It has been six years now since we bought a majority stake in Nakornthon Bank in Thailand. In May this year we purchased the 24.97 per cent owned by Thailand's Financial Institutions Development Fund, taking our total ownership to over 99 per cent.

We have recently announced our plan to integrate our branch into Standard Chartered Nakornthon Bank.

With the integration, we will have a strong competitive advantage as one of only two international banks with a meaningful domestic branch network.

It is encouraging to see income growth of over 40 per cent and profits growing over 20 per cent across a range of products already in Thailand.

We have ambitious plans for the future.

Asia Commercial Bank
In June, we purchased a minority stake in Asia Commercial Bank (ACB), one of the two joint stock banks in Vietnam. With a population of over 80 million people, Vietnam is one of the fastest growing economies in Asia, enjoying GDP growth of over seven per cent.

It is an attractive consumer market, fast-growing albeit from a small base. ACB gives us a foothold, and a great opportunity to learn and grow with the marketplace.

Korea First Bank

Our most important strategic step this year has been the acquisition of Korea First Bank (KFB). We have said KFB will be EPS accretive in 2006, and we will deliver on this.

Since completing the acquisition ahead of schedule in April 2005, we have made a good start on integration.

We are clear on the areas we must address:

- We are aligning both management and governance;
- We are integrating two cultures – and this includes building productive working relationships with our key stakeholders;
- We are expanding the product range at KFB, and moving quickly and effectively to bring new products to the market.

Management and governance
We have implemented our management model for Consumer and Wholesale Banking, and filled most key roles. We have put in place our assessment processes for performance management, and Korea is now part of our Group-wide monthly performance tracking reviews.

The Asset and Liability Committee is reshaping the balance sheet, focusing on integrating policies, and reviewing capital and liquidity structures. The Risk Committee has already finalised the risk governance framework for KFB.

This is a good beginning.

Culture
After extensive consultation with our staff and customers, we have announced our new brand name, and in September (subject to regulatory approvals), KFB will become SC First Bank and we will rebrand our 400 branches.

We integrated both communications networks on Day One, and all KFB staff now receive the same communications as all our Standard Chartered staff.

We have begun a staff engagement programme around the Group's brand and shared values, with a number of joint events for Standard Chartered and Korea First Bank staff such as celebrating Korea Day around our network, and holding a Family Day in Korea for staff and families.

We are clear about the challenges of integration and it will take time to embed our processes and standards and to get the culture right. So far, our engagement of key stakeholders is going well. Our regulatory relationships are in good shape. Our relationship with the union is important to us. I have had the opportunity to meet many staff and many of our key customers, and we are receiving very positive response from both.

Products
There are gaps in product offerings, and we have moved quickly to address the most immediate of these.

In Wholesale Banking, the new dealing room – the largest in Korea – has gone live with our international standard risk controls and processes in place. We have extended new FX limits, we are launching a full suite of Global Markets products by year-end, and we are linking KFB's domestic cash management channels with Standard Chartered's international transaction banking network.

In Consumer Banking, we launched KFB's first Personal Loan product on 18 July. It is the first of its kind in Korea to provide immediate approval by mobile phone and has been very well received. We have identified offshore mutual funds, foreign currency deposits, and Bancassurance as immediate opportunities to expand our presence in Wealth Management.

And, we are building on KFB's excellent reputation in mortgages with our newest product that combines a mortgage loan with insurance. All of these actions are already having a positive impact on KFB results.

We have made a good start, with staff and customers engaged. KFB is a strong bank with great potential.

Outlook

Standard Chartered is performing well and we are taking advantage of the momentum in our businesses.

We are confident in our ability to continue to drive forward performance despite challenges to global business from terrorism, high liquidity affecting margins, oil price uncertainty, and asset bubbles, mainly in real estate, in certain parts of the world.

There is cause to remain cautious on the outlook for risk. However, the economic environment in our markets is good.

Overall:

- We are well-placed in growing markets;
- The balance of our businesses and products has never been better; and
- Our acquisitions and alliances are doing well. In particular, we are already seeing progress with KFB.

We are showing we have the ability to consistently deliver performance across a range of market conditions. We look forward to continuing this in the second half.

Mervyn Davies CBE
Group Chief Executive
8 August 2005

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The Group has delivered another strong performance in the six months ended 30 June 2005. Operating profit before tax of $1,333 million was up 20 per cent on the equivalent period last year. Normalised earnings per share has grown by 32 per cent to 75.2 cents. (Refer to note 11 on page 55 for the details of basic and diluted earnings per share).

On 15 April 2005 the Group acquired 100 per cent of Korea First Bank (KFB).

The impact of including the post acquisition results of KFB in 2005 together with significant one-off items in the first half of 2004, make the comparability of the results for the six months to June 2005 with the equivalent period in 2004 complex. The underlying results are analysed in the table below to assist with an understanding of the underlying trends excluding these two components.

	6 months ended 30.06.05			6 months ended 30.06.04			6 months ended 31.12.04			
	KFB $m	**Under-lying $m**	**As reported $m**	*One off items $m	Under-lying $m	As reported $m	Acquisitions $m	*One off items $m	Under-lying $m	As reported $m
Net interest income	**214**	**1,758**	**1,972**	-	1,551	1,551	27	-	1,604	1,631
Fees and commissions income, net	**22**	**705**	**727**	-	663	663	1	-	668	669
Net trading income	**12**	**397**	**409**	-	333	333	2	-	316	318
Other operating income	**10**	**118**	**128**	110	68	178	1	(2)	40	39
	44	**1,220**	**1,264**	110	1,064	1,174	4	(2)	1,024	1,026
Operating income	**258**	**2,978**	**3,236**	110	2,615	2,725	31	(2)	2,628	2,657
Operating expenses	**(146)**	**(1,562)**	**(1,708)**	(18)	(1,392)	(1,410)	(19)	(5)	(1,415)	(1,439)
Operating profit before provisions	**112**	**1,416**	**1,528**	92	1,223	1,315	12	(7)	1,213	1,218
Impairment losses on loans and advances	**(28)**	**(166)**	**(194)**	-	(139)	(139)	(4)	-	(71)	(75)
Other impairment	**-**	**(1)**	**(1)**	(67)	(2)	(69)	-	-	1	1
Operating profit before taxation	**84**	**1,249**	**1,333**	25	1,082	1,107	8	(7)	1,143	1,144

* See note 11 on page 55

Operating Income and Profit

Underlying profit before tax was $1,249 million, up 15 per cent.

Operating income including the acquisition of KFB increased by 19 per cent to $3,236 million compared to the first half of last year. Of this increase, $258m arose from the inclusion of KFB. The underlying income growth, excluding KFB and 2004 one-off items was 14 per cent to $2,978 million. On an underlying basis Consumer Banking and Wholesale Banking continued to deliver double-digit income growth. Business momentum is strong.

Net interest income grew by 27 per cent to $1,972 million. Underlying growth was 13 per cent. Interest margins have remained broadly stable at 2.6 per cent with the growth driven by an increase in average earning assets.

Fees and commissions increased by 10 per cent from $663 million to $727 million. Underlying growth of six per cent was driven by wealth management, mortgages, trade and corporate advisory services.

GROUP SUMMARY (continued)

Net trading income grew by 23 per cent from $333 million to $409 million. Underlying growth was 19 per cent largely driven by customer led foreign exchange dealing.

Other operating income at $128 million compares to $178 million for the same period last year. This reduction is primarily due to inclusion of income from the sale of shares in KorAm and Bank of China (Hong Kong) in the first half of 2004. On an underlying basis there has been strong growth driven by asset and liability management.

Operating expenses increased from $1,410 million to $1,708 million. Of this increase, $146 million arose from the inclusion of KFB.

The underlying expense increase was 12 per cent, which was lower than the underlying income growth. As such the normalised cost income ratio has fallen from 54.0 per cent in the first half of 2004 to 52.6 per cent. The Group's investments in market expansion, new products, distribution outlets and sales capabilities have been paying off in good double-digit income growth. This investment continued in 2005 together with increased expenditure on the Group's technology and operations platforms and support infrastructure.

Impairment losses on loans and advances rose by 40 per cent from $139 million to $194 million an increase of $55 million, of which KFB accounted for $28 million. The underlying increase in impairment losses was 19 per cent reflecting mainly asset growth in Consumer Banking and changes in provisioning due to IAS 39. Wholesale Banking continued to benefit from a benign credit environment and strong recoveries.

The investments made in Travelex, Asia Commercial Bank Vietnam and the commercial banking business of American Express Limited in Bangladesh have had no impact on the first half results.

CONSUMER BANKING

Including the acquisition of KFB, Consumer Banking grew operating profit by 24 per cent to $642 million compared to the first half of 2004. Of the $123 million incremental profit, KFB accounted for $52 million. Underlying growth was 14 per cent.

Consumer Banking has maintained its strong revenue momentum with income up 29 per cent to $1,723 million. Underlying growth was up 14 per cent to $1,525 million. The accelerated investment in growth opportunities in the second half of 2004 is delivering sustained results. Excluding KFB, assets grew 31 per cent outside Hong Kong and Singapore. Businesses acquired in 2004, including Prime Credit and Bank Permata, contributed to income growth. Bank Permata accounted for $35 million of income and $11 million of profit before tax in the first half of 2005. Over 200 new products and variants were launched in the last six months.

Reflecting the rising interest rate environment, the revenue mix has changed with narrower margins in asset products offset by strong growth in fee and interest income in Wealth Management.

Excluding KFB, total expense growth to sustain income momentum was 14 per cent, broadly in line with income growth for the period. Efficiencies in support and operational functions have allowed Consumer Banking to invest in new businesses such as Bank Permata and Prime Credit, launch new products and extend distribution in fast growing markets like India, MESA and China. KFB accounted for $117 million, or just over half of the $209 million first half expense growth.

Overall, Consumer Banking impairment losses on loans and advances rose to $193 million from $137 million reflecting the impact of asset growth, KFB and IAS 39. On the back of this asset growth, impairment losses on loans and advances grew by 20 per cent to $164 million excluding KFB. The charge in Hong Kong fell

CONSUMER BANKING (continued)

by half due to the improving economic environment. Bankruptcy charges in Hong Kong reduced from $40 million in 2004 to $21 million in 2004.

Hong Kong delivered an increase in operating profit of nine per cent to $254 million. This was largely driven by a lower impairment charge and tight expense control. Income growth was broadly flat year on year but up four per cent on the second half of 2004 reflecting a good performance in Wealth Management and SME, offset by lower asset margins across the market. Customer assets grew by two per cent. Costs were kept flat as investment for growth was funded from the actions taken to reconfigure the cost base towards the end of 2004.

In Singapore, income was slightly down on the first half of 2004, but up on the second half. Singapore is an intensively competitive environment, primarily in Mortgage lending. Income from other products showed good growth driven by better margins and volumes in Wealth Management and SME.

Operating profit in Malaysia was up nine per cent to $38 million with strong performance across all products. Income grew by 15 per cent. Continued margin pressure in the Mortgage portfolio was offset by higher volume. Wealth Management income increased significantly, driven by investment product sales. Cards and Loans enjoyed good growth in both volume and income through the introduction of new products.

In Other Asia Pacific excluding KFB, operating profit grew 117 per cent to $78 million. Income grew at 69 per cent, expense growth was 49 per cent, underpinned by asset growth of 45 per cent.

There was good income and profit growth in Taiwan fuelled by Cards and Loans. Wealth Management, business and personal loans helped contribute to income growth of 49 per cent and 40 per cent respectively in Indonesia and Thailand. Income in China grew by 70 per cent.

The Consumer Banking division of KFB earned $52 million of operating profit on an operating income of $198 million. This is a broadly based business with income from Wealth Management showing steady growth, a high quality Mortgage portfolio growing strongly but facing margin pressure and a significant but stable Cards and Loans portfolio. The product range will be expanded by the Group in the remainder of 2005.

In India, 15 per cent income growth was achieved through excellent Wealth Management growth offset by significant compression in asset margins. Mortgage lending assets grew 54 per cent. Expenses increased by $16 million to $86 million as a result of continued investment to support rapid business growth coupled with an enhanced risk management and control infrastructure.

Operating profit in the UAE increased by $5 million to $35 million with income up by 25 per cent, driven by credit cards and personal loans, SME and Wealth Management. Expenses were higher by $6 million, reflecting continued investment in distribution and technology. Elsewhere MESA operating profit grew by 38 per cent to $44 million with strong performance in Pakistan.

In Africa, operating profit nearly doubled to $21 million with income up by 16 per cent to $124 million, largely fuelled by 42 per cent asset growth. This was particularly strong in Botswana, Kenya and Uganda in SME, credit cards and personal loans. Wealth Management revenue also grew strongly as margins improved.

The Americas, UK and Group Head Office saw a decrease in operating profit from $10 million to $6 million, largely driven by continued reconfiguration of the Jersey business.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CONSUMER BANKING (continued)

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

6 months ended 30.06.05

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Income	**483**	**163**	**101**	**502**	**143**	**74**	**103**	**124**	**30**	**1,723**
Expenses	**(201)**	**(62)**	**(46)**	**(285)**	**(86)**	**(31)**	**(53)**	**(100)**	**(24)**	**(888)**
Loan impairment	**(28)**	**(17)**	**(17)**	**(87)**	**(27)**	**(8)**	**(6)**	**(3)**	**-**	**(193)**
Operating profit	**254**	**84**	**38**	**130**	**30**	**35**	**44**	**21**	**6**	**642**

6 months ended 30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Income	489	168	88	180	124	59	81	107	39	1,335
Expenses	(201)	(59)	(45)	(113)	(70)	(25)	(44)	(93)	(29)	(679)
Specific	(55)	(20)	(8)	(31)	(11)	(4)	(5)	(3)	-	(137)
General	-	-	-	-	-	-	-	-	-	-
Loan impairment	(55)	(20)	(8)	(31)	(11)	(4)	(5)	(3)	-	(137)
Operating Profit	233	89	35	36	43	30	32	11	10	519

6 months ended 31.12.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Income	465	162	87	220	134	65	91	111	30	1,365
Expenses	(215)	(58)	(41)	(124)	(83)	(26)	(49)	(103)	(22)	(721)
Specific	(33)	(20)	(10)	(38)	(18)	(6)	(6)	(3)	-	(134)
General	11	6	4	3	2	1	1	-	1	29
Loan impairment	(22)	(14)	(6)	(35)	(16)	(5)	(5)	(3)	1	(105)
Operating Profit	228	90	40	61	35	34	37	5	9	539

* Includes post acquisition results of KFB (income $198 million, expenses $117 million, loan impairment $29 million and operating profit of $52 million). See page 20.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CONSUMER BANKING (continued)

An analysis of Consumer Banking income by product is set out below:

	6 months ended 30.06.05			6 months ended	6 months ended
Income by product	**Total**	**KFB**	**Underlying**	30.06.04	31.12.04
	$m	**$m**	**$m**	$m	$m
Cards and Loans	**677**	**77**	**600**	538	579
Wealth Management / Deposits	**634**	**53**	**581**	425	466
Mortgages and Auto Finance	**350**	**66**	**284**	351	287
Other	**62**	**2**	**60**	21	33
	1,723	**198**	**1,525**	1,335	1,365

Including KFB, Cards and Loans have delivered a solid performance with 26 per cent growth in income to $677 million in an increasingly competitive environment. Underlying assets have grown by 22 per cent outside of Hong Kong. Loans now contribute nearly half of total underlying Cards and Loans outstandings with a 27 per cent growth in assets. This is a result of continued investment in products and sales channels. Despite a seven per cent decline in Card outstandings Hong Kong has had strong growth in profitability.

Overall Wealth Management income has increased by 49 per cent to $634 million driven by strong fee income growth in investment products and improved deposit margins. Innovation in core and structured products has boosted sales in Singapore, India, MESA and China. Fee income in KFB is growing.

Total Mortgages and Auto Finance income including KFB is flat at $350 million. Underlying growth was affected by significant margin compression in Hong Kong, Singapore and India, in spite of record new sales. Proactive repricing by the Group has helped to offset margin compression. However, margins are down as much as half on the same period in 2004.

WHOLESALE BANKING

Wholesale Banking's performance continued to reflect the successful execution of its strategy, delivering strong client driven growth across multiple geographies, products and customer segments.

Including KFB, operating profit was up 23 per cent to $691 million. Underlying growth was 17 per cent to $659 million. This was achieved through targeted development of new businesses such as project finance, local corporates, and by deepening core banking relationships whilst keeping a tight hold on expenses. Total income increased by 18 per cent to $1,513 million. Underlying growth was up 14 per cent to $1,453 million. Client revenues grew at 16 per cent.

The strong performance in the first half of 2005 was driven by Global Markets and Cash Management.

Expenses in Wholesale Banking increased by 15 per cent to $820 million. Underlying expense growth was 11 per cent. Expense growth was focused on increased investment in corporate finance, local corporates and geographic expansion, with increased spend on credit risk infrastructure and controls together with an increase in performance driven compensation.

The loan impairment charge in the first half of 2005 was $1 million, compared to a charge of $2 million in 2004. New provisions were up by 28 per cent and recoveries up by 36 per cent. This reflected continued enhancement of risk management processes, success in recoveries, together with a favourable credit environment. It also includes the successful resolution of the Loan Management Agreement (LMA) in Thailand.

WHOLESALE BANKING (continued)

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

6 months ended 30.06.05

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	264	98	56	330	159	87	124	131	264	1,513
Expenses	(116)	(61)	(27)	(178)	(57)	(32)	(42)	(95)	(212)	(820)
Loan impairment	(41)	(17)	3	64	4	1	(2)	(27)	14	(1)
Other impairment	(1)	-	-	-	1	-	-	-	(1)	(1)
Operating profit	106	20	32	216	107	56	80	9	65	691

6 months ended 30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	201	97	51	222	136	75	95	163	240	1,280
Expenses	(114)	(60)	(30)	(136)	(47)	(26)	(37)	(75)	(188)	(713)
Specific	(37)	3	7	17	-	4	7	4	(7)	(2)
General	-	-	-	-	-	-	-	-	-	-
Loan impairment	(37)	3	7	17	-	4	7	4	(7)	(2)
Other impairment	-	-	-	-	-	-	-	-	(2)	(2)
Operating profit	50	40	28	103	89	53	65	92	43	563

6 months ended 31.12.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	215	86	44	203	95	72	110	203	266	1,294
Expenses	(112)	(51)	(28)	(145)	(51)	(23)	(39)	(89)	(175)	(713)
Specific	(17)	(5)	4	5	3	2	-	(10)	22	4
General	6	3	1	4	2	2	2	-	6	26
Loan impairment	(11)	(2)	5	9	5	4	2	(10)	28	30
Other impairment	-	-	-	-	2	-	-	-	(1)	1
Operating profit	92	33	21	67	51	53	73	104	118	612

* Includes post acquisition profits of KFB (income $60 million, expenses $29 million, loan impairment recovery $1million and operating profit of $32 million). See page 20

WHOLESALE BANKING (continued)

In Hong Kong, income grew by 31 per cent from $201 million to $264 million. Growth was driven by Global Markets and Cash Management on the back of strong local corporates volumes and rising interest rates. Expenses were up two per cent at $116 million with investment focused on the local corporates segment.

Income in Singapore was flat at $98 million. Strong customer income was offset by a decline in income from asset and liability management. Expenses also remained flat with productivity improvements absorbing investments.

In Malaysia, income increased 10 per cent from $51 million to $56 million with good growth in Global Markets products. Expenses were lower by 10 per cent at $27 million.

The Other Asia Pacific region delivered strong results with excellent contributions from all countries. Income grew by 49 per cent to $330 million, including $60 million income from KFB. The underlying increase of 22 per cent was broadly spread across geographies, products and segments. Expenses increased by 31 per cent to $178 million, reflecting investment in product capability in the region together with $29 million of KFB expenses. Underlying expense growth was 10 per cent.

The Wholesale Banking division of KFB earned $32 million of operating profit on an operating income of $60 million. The current business is focused on trade, clearing services and lending and a limited range of Global Markets products. Integration activities to date have contributed to income through winning an asset backed securities mandate, moving US dollar clearings to the Group, expanding the product range and sales capacity in Global Markets and reshaping of the balance sheet.

In India, income grew by 17 percent with strong client income growth partially offset by lower trading income. The increase in expenses of 21 per cent to $57 million is the result of investment in a broader product mix and increased staffing to capture further growth opportunities.

In the UAE, income increased by 16 per cent to $87 million, driven largely by corporate finance, cash management and debt capital markets. Elsewhere in the MESA region income grew 31 per cent to $124 million, led by strong growth in the large local corporates and financial institutions segments. The increase in expenses of 14 per cent in the region was due to investment in new products, infrastructure and continued strengthening of risk and governance functions.

In Africa, income at $131 million was 20 per cent lower than in 2004. Lower income in key markets together with a marked deterioration in Zimbabwe have contributed to this result. A hyper-inflationary charge of $44 million has been taken in Zimbabwe reflecting the rapid exchange devaluation. This was largely borne by Wholesale Banking. The difficult trading environment was further affected by margin compression in some product areas. Expenses grew by $20 million, mainly due to inflationary pressure and broad based expansion, including South Africa.

The Americas, UK and Group Head Office has seen income increase by 10 per cent to $264 million.

WHOLESALE BANKING (continued)

An analysis of Wholesale Banking income by product is set out below:

Income by product	6 months ended 30.06.05 Total $m	KFB $m	Underlying $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Trade and Lending	**437**	**25**	**412**	433	435
Global Markets	**757**	**32**	**725**	618	599
Cash Management and Custody	**319**	**3**	**316**	229	260
	1,513	**60**	**1,453**	1,280	1,294

Trade and Lending income was broadly flat at $437 million. Trade finance grew on the back of a 21 per cent volume increase, underpinned by strong intra-Asian trade flow, but this was offset by a decline in lending.

Global Markets income has grown strongly at 22 per cent. Underlying growth was 17 per cent. Investment in new product capability and expansion in corporate finance, options and fixed income have delivered good returns. Income from asset and liability management was strong.

Cash Management and Custody revenue was up by 39 per cent to $319 million. Cash Management grew on the back of rising interest rates coupled with steady volumes and new client acquisitions.

ACQUISITION OF KOREA FIRST BANK

On 15 April 2005 the Group acquired 100 per cent of KFB. The post-acquisition profit has been included in the Group results within Other Asia Pacific geographic segment.

The following table provides an analysis of KFB's post acquisition results by business segment.

Consumer Banking	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Income	**1,723**	**198**	**1,525**	1,335
Expenses	**(888)**	**(117)**	**(771)**	(679)
Loan impairment	**(193)**	**(29)**	**(164)**	(137)
Operating profit	**642**	**52**	**590**	519

KFB Consumer Banking income was broadly based with fee income growth in Wealth Management and Mortgage volume growth. The portfolio quality continues to improve.

Wholesale Banking	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Income	**1,513**	**60**	**1,453**	1,280
Expenses	**(820)**	**(29)**	**(791)**	(713)
Loan impairment	**(1)**	**1**	**(2)**	(2)
Other impairment	**(1)**	**-**	**(1)**	(2)
Operating profit	**691**	**32**	**659**	563

KFB Wholesale Banking income is largely based on trade services and a quality lending portfolio, together with an increasing contribution from Global Markets products as the balance sheet is reshaped.

Other Asia Pacific – Total	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Income	**832**	**258**	**574**	402
Expenses	**(463)**	**(146)**	**(317)**	(249)
Loan impairment	**(23)**	**(28)**	**5**	(14)
Operating profit	**346**	**84**	**262**	139

Operating profit from KFB for the two and half months since taking control on 15 April 2005 was $84 million. Operating income for the period was $258 million, expenses were $146 million and loan impairment was $28 million.

ACQUISITION OF KOREA FIRST BANK (continued)

Other Asia Pacific – Total Loans and Advances	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Mortgages	19,687	18,792	895	714
Other	6,634	3,394	3,240	2,241
Small and medium enterprises	4,932	4,616	316	124
Consumer Banking	31,253	26,802	4,451	3,079
Wholesale Banking	12,608	5,929	6,679	5,085
Portfolio impairment provision	(164)	(88)	(76)	-
Total loans and advances to customers	43,697	32,643	11,054	8,164

Non-Performing Loans and Advances – Consumer Banking	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Loans and advances - Gross non-performing	1,252	707	545	583
Individual impairment provision	(438)	(242)	(196)	(138)
Non-performing loans and advances net of individual impairment provision	814	465	349	445
Portfolio impairment provision	(220)	(46)	(174)	-
Interest in suspense	-	-	-	(63)
Net non-performing loans	594	419	175	382
Cover Ratio	53%	41%	68%	34%

Non-Performing Loans and Advances – Wholesale Banking	6 months ended 30.06.05			6 months ended 30.06.04
	Total $m	KFB $m	Underlying $m	$m
Loans and advances - Gross non-performing	1,548	92	1,456	2,917
Individual impairment provision	(1,236)	(15)	(1,221)	(1,395)
Non-performing loans and advances net of individual impairment provision	312	77	235	1,522
Portfolio impairment provision	(127)	(42)	(85)	-
Interest in suspense	-	-	-	(521)
Net non-performing loans	185	35	150	1,001
Cover Ratio	88%	62%	90%	66%

RISK

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst business, regulatory, operational and reputational risks are normal consequences of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

The basic principles of risk management followed by the Group include:

- ensuring that business activities are controlled on the basis of risk adjusted return;
- managing risk within agreed parameters with risk quantified wherever possible;
- assessing risk at the outset and throughout the time that we continue to be exposed to it;
- abiding by all applicable laws, regulations, and governance standards in every country in which we do business;
- applying high and consistent ethical standards to our relationships with all customers, employees and other stakeholders; and
- undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework

Ultimate responsibility for the effective management of risk rests with the Company's Board of Directors. The Audit and Risk Committee reviews specific risk areas and monitors the activities of the Group Risk Committee and the Group Asset and Liability Committee.

All the Executive Directors of Standard Chartered PLC, members of the Standard Chartered Bank Court and the Group Head of Risk and Group Special Asset Management are members of the Group Risk Committee which is chaired by the Group Executive Director responsible for Risk ("GED Risk"). Group standards and policies for risk measurement and management, and also delegating authorities and responsibilities to various sub committees.

The committee process ensures that standards and policy are cascaded down through the organisation from the Board through the Group Risk Committee and the Group Asset and Liability Committee to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group, to provide assurance that standards and policies are being followed.

The GED Risk manages an independent risk function which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities subject to oversight;
- validates risk models; and
- recommends risk appetite and strategy.

Individual Group Executive Directors are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the Group Risk Committee across all business activity;
- managing risk in line with appetite levels agreed by the Group Risk Committee; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The GED Risk, together with Group Internal Audit, provides independent assurance that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfolios on the banking and trading books.

Clear responsibility for credit risk is delegated from the Board to the Group Risk Committee. Standards and policies are determined by the Group Risk Committee which also delegates credit authorities through the GED Risk to independent Risk Officers at Group and at the Wholesale Banking and Consumer Banking business levels.

Procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. The Risk Officers are located in the businesses to maximise the efficiency of decision-making, but have an independent reporting line into the GED Risk.

Within the Wholesale Banking business, credit analysis includes a review of facility detail, credit grade determination and financial spreading/ratio analysis. The Group uses a numerical grading system for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure with customers analysed against a range of quantitative and qualitative measures.

There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or Regional level Credit Committee. This Committee receives its authority and delegated responsibilities from the Group Risk Committee.

The businesses, working with the Risk Officers, take responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies, and business strategy.

For Consumer Banking, standard credit application forms are generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have increased by 69 per cent during the year to $108 billion. Of this increase, KFB accounts for $33 billion. In Consumer Banking growth has resulted from increases in the mortgage book, mainly in Singapore, Malaysia and India. In Wholesale Banking growth was across all regions.

Approximately 59 per cent (30 June 2004: 51 per cent; 31 December 2004: 49 per cent) of the portfolio relates to Consumer Banking, predominantly retail mortgages. Other Consumer Banking covers credit cards, personal loans and other secured lending.

Approximately 48 per cent of the Group's loans and advances are short term in nature and have a maturity of one year or less. The Wholesale Banking portfolio is predominantly short term, with 74 per cent of loans and advances having a maturity of one year or less. In Consumer Banking, 64 per cent of the portfolio is in the mortgage book, traditionally longer term in nature.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio (continued)

The following tables set out by maturity the amount of customer loans net of provisions:

	30.06.05			
	One year or less $m	**One to five years $m**	**Over five years $m**	**Total $m**
Consumer Banking				
Mortgages	**5,016**	**10,432**	**25,555**	**41,003**
Other	**6,262**	**5,079**	**1,838**	**13,179**
SME	**7,114**	**415**	**1,941**	**9,470**
Total	**18,392**	**15,926**	**29,334**	**63,652**
Wholesale Banking	**32,898**	**8,011**	**3,715**	**44,624**
Portfolio impairment provision				**(347)**
Loans and advances to customers	**51,290**	**23,937**	**33,049**	**107,929**

	30.06.04			
	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking				
Mortgages	1,937	4,256	14,379	20,572
Other	4,440	3,347	360	8,147
SME	1,342	333	2,188	3,863
Total	7,719	7,936	16,927	32,582
Wholesale Banking	25,547	4,211	1,789	31,547
General provision				(386)
Loans and advances to customers	33,266	12,147	18,716	63,743

	31.12.04			
	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking				
Mortgages	1,865	4,156	15,985	22,006
Other	4,779	3,880	403	9,062
SME	1,940	440	2,050	4,430
Total	8,584	8,476	18,438	35,498
Wholesale Banking	27,670	5,227	4,099	36,996
General provision				(335)
Loans and advances to customers	36,254	13,703	22,537	72,159

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio (continued)

The following tables set out an analysis of the Group's loans and advances net of impairment as at 30 June 2005, 30 June 2004 and 31 December 2004 by the principal category of borrowers, business or industry and/or geographical distribution:

30.06.05

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,599	4,416	2,559	19,687	1,390	-	81	85	186	41,003
Other	1,967	1,087	538	6,634	1,269	872	183	413	216	13,179
Small and medium enterprises	761	1,618	705	4,932	281	24	1,057	92	-	9,470
Consumer Banking	15,327	7,121	3,802	31,253	2,940	896	1,321	590	402	63,652
Agriculture, forestry and fishing	-	19	54	78	15	1	19	146	283	615
Construction	64	240	10	92	99	98	104	47	31	785
Commerce	1,765	948	189	1,152	270	924	449	339	894	6,930
Electricity, gas and water	507	21	90	309	108	-	185	31	636	1,887
Financing, insurance and business services	1,450	909	628	3,447	605	1,185	370	170	1,956	10,720
Loans to governments	-	1,520	1,270	279	-	-	72	-	506	3,647
Mining and quarrying	-	31	30	231	9	30	103	106	729	1,269
Manufacturing	1,531	288	273	4,398	837	308	1,119	423	2,220	11,397
Commercial real estate	1,181	629	1	1,590	9	-	1	33	1	3,445
Transport, storage and communication	296	299	75	480	220	51	298	127	1,051	2,897
Other	18	68	52	552	59	51	150	12	70	1,032
Wholesale Banking	6,812	4,972	2,672	12,608	2,231	2,648	2,870	1,434	8,377	44,624
Portfolio impairment provision	(37)	(29)	(23)	(164)	(33)	(12)	(17)	(10)	(22)	(347)
Total loans and advances to customers	22,102	12,064	6,451	43,697	5,138	3,532	4,174	2,014	8,757	107,929
Total loans and advances to banks	3,667	2,956	474	4,400	195	432	734	199	7,898	20,955

* Other Asia Pacific includes the following amounts relating to KFB: Mortgages, $18,792 million, other, $3,394 million, small and medium enterprises, $4,616 million, total Consumer Banking, $26,802 million, total Wholesale Banking, $5,929 million, total loans and advances to customers, $32,731 million, and total loans and advances to banks, $1,147 million.

Under "Loans to individuals - Other", $1,165 million (30 June 2004: $1,250 million; 31 December 2004: $1,270 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $4,362 million (30 June 2004: $3,289 million; 31 December 2004: $3,586 million).

The Wholesale Banking portfolio is well diversified across both geography and industry, with no concentration in exposure to sub-industry classification levels in manufacturing, financing, insurance and business services, commerce and transport, storage and communication.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio (continued)

	30.06.04									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,342	4,086	2,126	714	903	-	78	40	283	20,572
Other	1,983	1,152	390	2,241	1,082	718	176	298	107	8,147
Small and medium enterprises	663	1,359	465	124	156	2	1,017	77	-	3,863
Consumer Banking	14,988	6,597	2,981	3,079	2,141	720	1,271	415	390	32,582
Agriculture, forestry and fishing	-	33	54	62	22	-	40	143	325	679
Construction	56	29	19	63	63	91	100	21	5	447
Commerce	1,327	790	154	791	160	710	384	343	737	5,396
Electricity, gas and water	421	53	23	227	111	1	117	166	98	1,217
Financing, insurance and business services	1,656	876	375	718	335	720	292	41	1,032	6,045
Loans to governments	-	1,045	1,155	53	-	-	13	11	232	2,509
Mining and quarrying	-	1	66	40	-	98	79	40	345	669
Manufacturing	1,504	587	258	2,537	902	204	1,119	391	1,646	9,148
Commercial real estate	457	680	176	344	-	-	1	11	18	1,687
Transport, storage and communication	385	223	230	126	99	33	248	139	1,539	3,022
Other	48	86	137	124	30	36	184	19	64	728
Wholesale Banking	5,854	4,403	2,647	5,085	1,722	1,893	2,577	1,325	6,041	31,547
General Provision									(386)	(386)
Total loans and advances to customers	20,842	11,000	5,628	8,164	3,863	2,613	3,848	1,740	6,045	63,743
Total loans and advances to banks	4,608	799	47	4,140	128	458	718	155	6,334	17,387

Loan Portfolio (continued)

	31.12.04									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,189	5,064	2,422	737	1,194	-	75	63	262	22,006
Other	2,097	651	488	3,103	1,201	819	170	431	102	9,062
Small and medium enterprises	731	1,622	578	200	230	13	980	76	-	4,430
Consumer Banking	15,017	7,337	3,488	4,040	2,625	832	1,225	570	364	35,498
Agriculture, forestry and fishing	-	26	55	56	15	-	19	171	314	656
Construction	154	27	6	34	105	103	136	46	4	615
Commerce	1,560	804	136	895	262	824	378	353	1,113	6,325
Electricity, gas and water	387	40	71	271	104	-	119	102	300	1,394
Financing, insurance and business services	1,914	1,608	554	762	497	951	411	47	2,268	9,012
Loans to governments	-	306	1,551	-	-	-	16	7	225	2,105
Mining and quarrying	-	65	63	122	1	92	57	95	1,032	1,527
Manufacturing	1,343	423	269	2,512	814	236	1,031	404	2,294	9,326
Commercial real estate	984	721	2	388	-	-	-	29	2	2,126
Transport, storage and communication	366	280	128	321	226	56	243	165	1,177	2,962
Other	19	128	51	354	43	38	205	24	86	948
Wholesale Banking	6,727	4,428	2,886	5,715	2,067	2,300	2,615	1,443	8,815	36,996
General Provision									(335)	(335)
Total loans and advances to customers	21,744	11,765	6,374	9,755	4,692	3,132	3,840	2,013	8,844	72,159
Total loans and advances to banks	2,852	2,072	349	3,351	171	237	655	374	7,321	17,382

Problem Credits

The Group employs a variety of tools to monitor the loan portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process involving senior risk officers and representatives from the specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Until 31 December 2004, a general provision was held to cover the inherent risk of losses, which, although not identified, were known by experience to be present in a loan portfolio and to other material uncertainties where specific provisioning is not appropriate. It was not held to cover losses arising from future events.

At 31 December 2004, the balance of general provision stood at $335 million, 0.5 per cent of Loans and Advances to Customers.

With the adoption of IAS 39 from 1 January 2005, the Group holds a portfolio impairment provision.

Consumer Banking

Provisions are raised on a formulaic basis depending on the product. For secured lending provisions are generally raised at 150 days past due for mortgages and 90 days past due for other secured products on the difference between the outstanding amount of the loan and the present value of the estimated cash flows. For unsecured products loans are charged off at 150 days past due.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in the loan portfolio. The provision is set with reference to past experience using flow rate methodology as well as taking account of judgemental factors such as the economic environment in our core markets, and a range of portfolio indicators. At 30 June 2005 the portfolio impairment provision was $220 million, 0.3 per cent of the Consumer Bank portfolio. This includes $46 million relating to KFB.

The relatively low Consumer Banking cover ratio reflects the fact that for a number of products the underlying loan is secured.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out the non-performing portfolio in Consumer Banking:

30.06.05

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	69	124	162	771	42	13	24	16	31	1,252
Individual impairment provision	(28)	(29)	(61)	(267)	(12)	(11)	(18)	(7)	(5)	(438)
Non-performing loans net of individual impairment provision	41	95	101	504	30	2	6	9	26	814
Portfolio impairment provision										(220)
Net non-performing loans and advances										594
Cover ratio										53%

* Other Asia Pacific includes net non performing loans and advances net of individual impairment provision relating to KFB of $465 million (see page 21).

30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	101	125	170	61	42	13	24	20	27	583
Impairment provision	(38)	(19)	(26)	(15)	(10)	(11)	(8)	(6)	(5)	(138)
Interest in suspense	(1)	(3)	(22)	(8)	(9)	(2)	(8)	(8)	(2)	(63)
Net non-performing loans and advances	62	103	122	38	23	-	8	6	20	382
Cover ratio										34%

31.12.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	72	146	181	94	42	14	28	24	46	647
Impairment provision	(32)	(24)	(28)	(47)	(12)	(11)	(11)	(9)	(5)	(179)
Interest in suspense	(1)	(4)	(24)	(7)	(8)	(2)	(13)	(8)	(7)	(74)
Net non-performing loans and advances	39	118	129	40	22	1	4	7	34	394
Cover ratio										39%

Wholesale Banking

Loans are designated as impaired as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised and full payment of either interest or principal becomes questionable. Where customer accounts are recognised as impaired, management control is passed to a specialist unit which is independent of the main businesses of the Group. Where the principal, or a portion thereof, is considered uncollectible and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised.

The provision is measured as the difference between the loan carrying amount and the present value of estimated future cash flows.

In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in any loan portfolio. The provision is not held to cover losses arising from future events.

In the Wholesale Bank, the provision is set with reference to past experience using expected loss and judgement factors such as the economic environment and key portfolio indicators. At 30 June 2005 the portfolio impairment provision was $127 million, 0.3 per cent of the Wholesale Banking portfolio of which KFB is $42 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables set out the total non-performing portfolio in Wholesale Banking.

30.06.05

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	356	135	50	258	79	39	57	85	489	1,548
Individual Impairment provision	(300)	(116)	(47)	(163)	(69)	(27)	(57)	(50)	(407)	(1,236)
Non-performing loans and advances net of individual impairment provision	56	19	3	95	10	12	-	35	82	312
Portfolio impairment provision										(127)
Net non-performing loans and advances										185

* Other Asia Pacific includes net non-performing loans and advances net of individual impairment provision relating to KFB of $77 million (see page 21).

30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	404	183	170	957	69	52	166	90	826	2,917
Impairment provision	(247)	(86)	(98)	(333)	(24)	(35)	(83)	(40)	(449)	(1,395)
Interest in suspense	(92)	(53)	(46)	(55)	(28)	(13)	(62)	(40)	(132)	(521)
Net non-performing loans and advances	65	44	26	569	17	4	21	10	245	1,001

31.12.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	409	185	117	558	68	49	126	104	674	2,290
Impairment provision	(257)	(89)	(68)	(256)	(29)	(31)	(69)	(46)	(435)	(1,280)
Interest in suspense	(92)	(56)	(35)	(54)	(26)	(13)	(55)	(42)	(127)	(500)
Net non-performing loans and advances	60	40	14	248	13	5	2	16	112	510

Wholesale Banking Cover Ratio

The following tables show the Wholesale Banking cover ratio. At 88 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

In the comparative period, the non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Refer to note 14 on page 57.

Claims under the LMA were settled in the first half of 2005 and accordingly, the balances reported under SCNB have reduced to nil in the June 2005 table below.

	30.06.05		
	Total $m	**SCNB (LMA) $m**	**Total excl LMA $m**
Loans and advances – Gross non-performing	**1,548**	**-**	**1,548**
Impairment provision	**(1,363)**	**-**	**(1,363)**
Net non-performing loans and advances	**185**	**-**	**185**
Cover ratio			**88%**

The June 2005 cover ratio of 88 per cent above includes KFB. Excluding KFB, the June 2005 cover ratio is 90 per cent. The cover ratios as at June 2004 and December 2004 shown below were calculated on a UK GAAP basis which includes interest in suspense as part of the cover.

	30.06.04		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	2,917	711	2,206
Impairment provision	(1,395)	(108)	(1,287)
Interest in suspense	(521)	-	(521)
Net non-performing loans and advances	1,001	603	398
Cover ratio			82%

	31.12.04		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	2,290	351	1,939
Impairment provision	(1,280)	(115)	(1,165)
Interest in suspense	(500)	-	(500)
Net non-performing loans and advances	510	236	274
Cover ratio			86%

Group

The following tables set out the movements in the Group's total individual specific impairment provisions against loans and advances.

6 months ended 30.06.05

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2005	289	113	96	303	41	42	80	55	440	1,459
Adjusted for adoption of IAS 39	5	6	31	17	2	1	2	9	17	90
Restated provision held at 1 January 2005	294	119	127	320	43	43	82	64	457	1,549
Exchange translation differences	2	(4)	-	(10)	-	-	(2)	(4)	(6)	(24)
Amounts written off	(48)	(9)	(36)	(151)	(30)	(15)	(12)	(21)	(30)	(352)
Recoveries of amounts previously written off	17	3	5	16	11	4	2	2	5	65
Acquisitions	-	-	-	258	37	-	-	-	-	295
Discount unwind	(3)	(2)	(2)	(11)	-	-	1	(3)	(3)	(23)
Other	-	-	4	(4)	-	-	-	-	-	-
New provisions	92	56	26	103	57	10	15	28	2	389
Recoveries/provisions no longer required	(26)	(18)	(16)	(91)	(37)	(4)	(11)	(9)	(13)	(225)
Net charge against/(credit to) profit	66	38	10	12	20	6	4	19	(11)	164
Provisions held at 30 June 2005	328	145	108	430	81	38	75	57	412	1,674

*Other Asia Pacific provisions at 30 June 2005 includes $257 million relating to KFB.

6 months ended 30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2004	268	123	144	390	55	51	107	58	465	1,661
Exchange translation differences	(1)	(1)	-	(4)	-	-	(1)	-	2	(5)
Amounts written off	(87)	(37)	(25)	(58)	(39)	(5)	(12)	(12)	(13)	(288)
Recoveries of amounts previously written off	13	3	4	6	12	3	2	1	-	44
Other	-	-	-	-	(5)	(3)	(3)	-	(7)	(18)
New provisions	128	26	14	46	54	6	10	9	11	304
Recoveries/provisions no longer required	(36)	(9)	(13)	(32)	(43)	(6)	(12)	(10)	(4)	(165)
Net charge against/(credit to) profit	92	17	1	14	11	-	(2)	(1)	7	139
Provisions held at 30 June 2004	285	105	124	348	34	46	91	46	454	1,533

Group (continued)

	6 months ended 31.12.04									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 July 2004	285	105	124	348	34	46	91	46	454	1,533
Exchange translation differences	1	4	-	6	2	(3)	-	2	6	18
Acquisitions	-	-	-	36	-	-	-	-	-	36
Amounts written off	(67)	(25)	(38)	(84)	(26)	(8)	(17)	(9)	(45)	(319)
Recoveries of amounts previously written off	16	4	6	6	12	-	2	3	2	51
Other	4	-	(2)	(6)	4	3	(2)	-	9	10
New provision	79	34	22	49	52	9	18	18	24	305
Recoveries/provisions no longer required	(29)	(9)	(16)	(16)	(37)	(5)	(12)	(5)	(46)	(175)
Net charge against/(credit to) profit	50	25	6	33	15	4	6	13	(22)	130
Provisions held at 31 December 2004	289	113	96	339	41	42	80	55	404	1,459

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

This covers the risk that:

- the sovereign borrower of a country may be unable or unwilling to fulfil its foreign currency or cross-border contractual obligations; and/or
- a non-sovereign counterparty may be unable to fulfil its contractual obligations as a result of currency shortage due to adverse economic conditions or actions taken by the government of the country.

The Group Risk Committee approves country risk policy and procedures and delegates the setting and management of country limits to the Group Head, Credit and Country Risk.

The business and country Chief Executive Officers manage exposures within these set limits and policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border assets is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Country Risk (continued)

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	30.06.05				30.06.04			
	Public sector $m	**Banks $m**	**Other $m**	**Total $m**	Public sector $m	Banks $m	Other $m	Total $m
USA	**1,676**	**830**	**2,637**	**5,143**	1,558	891	2,170	4,619
Korea	**15**	**1,644**	**2,228**	**3,887**	19	1,534	632	2,185
Hong Kong	**2**	**218**	**2,731**	**2,951**	38	150	2,537	2,725
France	**164**	**2,032**	**194**	**2,390**	4	1,331	182	1,517
Singapore	**1**	**173**	**2,075**	**2,249**	1	853	937	1,791
India	**49**	**885**	**1,252**	**2,186**	37	1,146	917	2,100
China	**41**	**903**	**1,233**	**2,177**	62	652	692	1,406
Netherlands*	**-**	**-**	**-**	**-**	-	2,091	308	2,399
Germany*	**-**	**-**	**-**	**-**	-	1,372	300	1,672

	31.12.04			
	Public sector $m	Banks $m	Other $m	Total $m
USA	824	745	2,660	4,229
Hong Kong	4	199	2,719	2,922
Netherlands	-	2,639	406	3,045
Korea	47	1,258	698	2,003
India	74	1,132	867	2,073
Singapore	-	325	1,939	2,264
France	149	1,243	183	1,575
China	101	686	902	1,689

* Less than one per cent of total assets at 30 June 2005

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the banking book. Trading and Banking books are defined as per the Financial Services Authority (FSA) Handbook IPRU (Bank). Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. Group Market Risk approves the limits within delegated authorities and monitors exposures against these limits.

Group Market Risk complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and banking books combined at 30 June 2005 was $12.9 million (30 June 2004: $13.6 million; 31 December 2004: $15.4 million).

Interest rate related VaR was $14.0 million (30 June 2004: $13.5 million; 31 December 2004: $15.6 million) and foreign exchange related VaR was $1.4 million (30 June 2004: $2.5 million; 31 December 2004: $3.0 million). The total VaR recognises offsets between interest rate and foreign exchange risks. Additional information is given in note 32 on page 74

The average total VaR for trading and banking books during the six months to 30 June 2005 was $14.3 million (30 June 2004: $15.1 million; 31 December 2004: $15.8 million) with a maximum exposure of $20.6 million.

VaR for interest rate risk in the banking books of the Group totalled $10.8 million at 30 June 2005 (30 June 2004: $13.2 million; 31 December 2004: $16.7 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market risk related activities was $4.5 million, compared with $3.8 million during 2004.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and banking foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily revenue from foreign exchange trading businesses during the six months ended 30 June 2005 was $2.1 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and banking interest rate exposures.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

The average daily revenue from interest rate trading businesses during the six months ended 30 June 2005 was $2.4 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 32 on page 74 for further information on Market Risk.

Hedging

In accounting terms, hedges are classified into three typical types: *Fair value hedges*, where fixed rates of interest or foreign exchange are exchanged for floating rates; *cash flow hedges*, where variable rates of interest or foreign exchange are exchanged for fixed rates, and; *hedges of net investments* in overseas operations translated to the parent company's functional currency, US dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation. The Group seeks to match assets denominated in foreign currencies with corresponding liabilities in the same currencies.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk

The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group is in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made.

Liquidity risk management is governed by the Group Asset and Liability Committee (GALCO). This Committee, chaired by the Group Executive Director Finance and with authority derived from the Board, is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee (LMC) with regional and country Asset and Liability Committees (ALCO).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations and Group policy and maintaining a Country Liquidity Crisis Contingency Plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO oversees the structural foreign exchange and interest rate exposures that arise within the Group. Policies and terms of reference are set within which Group Corporate Treasury manage these exposures on a day-to-day basis.

Policies and guidelines for the setting and maintenance of capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk

Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of technology, processes, infrastructure, personnel and other risks having an operational impact. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

An independent Group operational risk function is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. They are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Business Risk

Business risk is the risk of failing to achieve business targets due to inappropriate strategies, inadequate resources or changes in the economic or competitive environment and is managed through the Group's management processes. Regular reviews of the performance of Group businesses by the Group Management Committee, comprising Group Executive Directors and other senior management are used to assess business risks and agree management action. The reviews include corporate financial performance measures, capital usage, resource utilisation and risk statistics to provide a broad understanding of the current business position.

Compliance and Regulatory Risk

Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk

Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk.

The Group manages legal risk through the Group Legal Risk Committee, Legal risk policies and procedures and effective use of its internal and external lawyers.

Reputational Risk

Reputational risk is defined as the risk that any action taken by the Group or its employees creates a negative perception in the external market place.

This includes the Group's and/or its customers' impact on the environment.

The Group Risk Committee examines issues that are considered to have reputational repercussions for the Group and issues guidelines or policies as appropriate. It also delegates responsibilities for the management of legal/regulatory and reputational risk to the business through business risk committees. In Wholesale Banking, potential reputational risks resulting from transactions or policies and procedures are reviewed and actioned through the Wholesale Banking Reputational Risk Committee. Consumer Banking's Product and Reputational Risk Committee provides similar assurance.

Independent Monitoring

Group Internal Audit is an independent Group function that reports directly to the Group Chief Executive and the Audit and Risk Committee. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CAPITAL

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7 - 9 per cent and 12 - 14 per cent respectively.

	30.06.05 $m	*30.06.04 $m	*31.12.04 $m
Tier 1 capital:			
Called up ordinary share capital and preference shares	**5,964**	3,778	3,818
Eligible reserves	**5,466**	4,244	4,617
Minority interests	**84**	93	111
Innovative Tier 1 securities	**1,458**	1,142	1,246
Less: Restriction on innovative Tier 1 securities	**(125)**	(42)	(68)
Goodwill and other intangible assets	**(4,233)**	(1,895)	(1,900)
Unconsolidated associated companies	**180**	9	30
Other regulatory adjustments	**95**	81	110
Total Tier 1 capital	**8,889**	7,410	7,964
Tier 2 capital:			
Eligible revaluation reserves	**94**	-	-
Portfolio impairment provision (2004: general provision)	**347**	386	335
Qualifying subordinated liabilities:			
Perpetual subordinated debt	**2,618**	1,572	1,961
Other eligible subordinated debt	**4,027**	3,209	3,525
Less: Amortisation of qualifying subordinated liabilities	**(237)**	-	-
Restricted innovative Tier 1 securities	**125**	42	68
Total Tier 2 capital	**6,974**	5,209	5,889
Investments in other banks	**(24)**	(20)	(33)
Other deductions	**(86)**	(4)	(34)
Total capital base	**15,753**	12,595	13,786
Banking book:			
Risk weighted assets	**95,856**	59,999	69,438
Risk weighted contingents	**16,576**	13,525	14,847
	112,432	73,524	84,285
Trading book:			
Market risks	**6,091**	4,576	4,608
Counterparty/settlement risk	**3,008**	2,877	3,231
Total risk weighted assets and contingents	**121,531**	80,977	92,124
Capital ratios			
Tier 1 capital	**7.3%**	9.2%	8.6%
Total capital	**13.0%**	15.6%	15.0%

* As previously reported under UK GAAP

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2005

	Notes	Excluding KFB $m	KFB acquisition $m	**6 months ended 30.06.05 $m**	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Interest income		3,183	495	**3,678**	2,568	2,744
Interest expense		(1,425)	(281)	**(1,706)**	(1,017)	(1,113)
Net interest income		1,758	214	**1,972**	1,551	1,631
Fees and commissions income		818	50	**868**	793	821
Fees and commissions expense		(113)	(28)	**(141)**	(130)	(152)
Net trading income	4	397	12	**409**	333	318
Other operating income	5	118	10	**128**	178	39
		1,220	44	**1,264**	1,174	1,026
Operating income		2,978	258	**3,236**	2,725	2,657
Staff costs		(910)	(80)	**(990)**	(793)	(766)
Premises costs		(169)	(12)	**(181)**	(158)	(163)
Other administrative expenses		(380)	(37)	**(417)**	(336)	(395)
Depreciation and amortisation	8	(103)	(17)	**(120)**	(123)	(115)
Operating expenses		(1,562)	(146)	**(1,708)**	(1,410)	(1,439)
Operating profit before provisions and taxation		1,416	112	**1,528**	1,315	1,218
Impairment losses on loans and advances and other credit risk provisions	2, 3, 13	(166)	(28)	**(194)**	(139)	(75)
Other impairment	9	(1)	-	**(1)**	(69)	1
Profit before taxation	2, 3	1,249	84	**1,333**	1,107	1,144
Taxation	7	(342)	(25)	**(367)**	(331)	(299)
Profit for the period		907	59	**966**	776	845
Loss/(profit) attributable to minority interest	24	1	4	**5**	(20)	(23)
Profit attributable to parent company's shareholders		908	63	**971**	756	822
Dividends on equity preference shares				**(15)**	(29)	(29)
Profits attributable to ordinary shareholders				**956**	727	793
Dividends on ordinary equity shares				**(519)**	(429)	(201)
Retained profit attributed to ordinary shareholders				**437**	298	592
Basic earnings per ordinary share	11			**74.7c**	62.1c	67.5c
Diluted earnings per ordinary share	11			**73.2c**	61.1c	66.3c

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET
As at 30 June 2005

	Notes	30.06.05 $m	30.06.04 $m	31.12.04 $m
Assets				
Cash and balances at central banks		**5,667**	3,447	3,960
Treasury bills and other eligible bills		**13,011**	5,978	4,425
Loans and advances to banks	2, 13	**20,955**	17,387	17,382
Derivative financial instruments	30	**10,704**	-	-
Loans and advances to customers	2, 13	**107,929**	63,743	72,159
Debt securities	15	**30,877**	28,900	32,842
Equity shares	16	**945**	179	253
Intangible assets		**4,233**	2,154	2,353
Property, plant and equipment		**1,614**	525	555
Deferred tax assets		**320**	251	272
Other assets		**5,763**	8,817	11,597
Prepayments and accrued income		**1,909**	1,267	1,280
Total assets		**203,927**	132,648	147,078
Liabilities				
Deposits by banks	2, 18	**21,653**	16,999	15,814
Derivative financial instruments	30	**10,388**	-	-
Customer accounts	2, 19	**108,770**	78,219	85,458
Debt securities in issue	2, 20	**27,955**	9,985	11,627
Current tax liabilities		**275**	258	295
Other liabilities		**11,222**	11,259	15,542
Accruals and deferred income		**1,854**	1,006	1,321
Provisions for liabilities and charges		**81**	50	61
Retirement benefit liabilities		**397**	87	123
Other borrowed funds	21	**8,838**	5,923	6,768
Total liabilities		**191,433**	123,786	137,009
Equity				
Share capital	22	**5,614**	3,762	3,802
Reserves and retained earnings	23	**5,569**	4,470	5,303
Total shareholders' equity		**11,183**	8,232	9,105
Minority interests	24	**1,311**	630	964
Total equity		**12,494**	8,862	10,069
Total equity and liabilities		**203,927**	132,648	147,078

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES
For the six months ended 30 June 2005

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Profit for the period	**966**	776	845
Exchange differences on translation of foreign operations	**(71)**	(66)	162
Actuarial (losses)/gains on retirement benefits	**(36)**	15	(20)
Available for sale investments:			
Valuation gains taken to equity	**12**	-	-
Transferred to income on disposal	**(74)**	-	-
Cash flow hedges:			
Losses taken to equity	**(28)**	-	-
Transferred to income for the period	**(19)**	-	-
Deferred tax on items taken directly to reserves	**37**	(5)	6
Other	**(37)**	24	(5)
Total recognised income and expenses for the period	**750**	744	988
Attributable to:			
Shareholders	**755**	724	965
Minority interests	**(5)**	20	23
	750	744	988

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2005

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Cash flow from operating activities			
Profit before taxation	**1,333**	1,107	1,144
Adjustment for items not involving cash flow or shown separately			
Depreciation and amortisation of premises, plant and equipment	**60**	123	115
Gain on disposal of property plant and equipment	**(1)**	(5)	1
Gain on disposal of investment securities	**(74)**	(159)	(5)
Amortisation of investments	**63**	18	(59)
Loss on disposal of subsidiary undertakings	**-**	(4)	4
Loan impairment losses	**194**	139	75
Other impairment	**62**	69	(1)
Debts written off, net of recoveries	**(287)**	(74)	(430)
Increase/(decrease) in accruals and deferred income	**577**	(178)	258
(Decrease)/increase in prepayments and accrued income	**(918)**	(197)	33
Net increase/(decrease) in mark to market adjustment	**341**	473	(732)
Interest paid on subordinated loan capital	**177**	253	85
UK and overseas taxes paid	**(278)**	(271)	(302)
Net (decrease)/increase in cheques in the course of collection	**(505)**	(83)	38
Net (decrease)/increase in treasury bills and other eligible bills	**(170)**	52	(130)
Net decrease in loans and advances to banks and customers	**(3,944)**	(6,927)	(5,072)
Net increase in deposits from banks, customer accounts/debt securities in issue	**8,633**	12,103	2,901
Net decrease in dealing securities	**(361)**	(286)	(1,832)
Net (decrease)/increase in other accounts	**(1,824)**	105	3,010
Net cash from/(used in) operating activities	**3,078**	6,258	(899)
Net cash flows from investing activities			
Purchase of property plant and equipment	**(37)**	(95)	(145)
Acquisition of subsidiaries, net of cash acquired	**(989)**	-	(333)
Acquisition of treasury bills	**(7,542)**	(6,346)	(2,842)
Acquisition of debt securities	**(16,315)**	(33,931)	(41,422)
Acquisition of equity shares	**(77)**	(42)	(79)
Disposal of subsidiaries, associated undertakings and branches	**-**	6	-
Disposal of property plant and equipment	**-**	53	(2)
Disposal and maturity of treasury bills	**5,625**	5,363	5,415
Disposal and maturity of debt securities	**19,444**	31,788	39,694
Disposal of equity shares	**71**	352	4
Net cash from/(used in) investing activities	**180**	(2,852)	290
Net cash (outflow)/inflow from financing activities			
Issue of ordinary share capital	**1,975**	4	13
Purchase of own shares, net of exercise, for share option awards	**(41)**	(127)	32
Interest paid on subordinated loan capital	**(177)**	(253)	(85)
Gross proceeds from issue of subordinated loan capital	**3,362**	4	495
Repayment of subordinated liabilities	**(731)**	(21)	(4)
Dividends and payments to minority interests and preference shareholders	**(195)**	(32)	(43)
Dividends paid to ordinary shareholders	**(474)**	(396)	(191)
Net cash from/(used in) financing activities	**3,719**	(821)	217
Net increase/(decrease) in cash and cash equivalents	**6,977**	2,585	(392)
Cash and cash equivalents at beginning of period	**24,023**	21,773	24,319
Effect of exchange rate changed on cash and cash equivalents	**(371)**	(39)	96
Cash and cash equivalents at end of period (note 25)	**30,629**	24,319	24,023

STANDARD CHARTERED PLC – NOTES

1. Basis of Preparation

On 1 January 2005, the Group adopted European Union (EU) endorsed International Financial Reporting Standards (IFRSs) and the next annual financial statements of the Group will be prepared in accordance with IFRSs adopted for use in the EU. The results for 2005 have been presented in accordance with IFRSs that have been endorsed and those that are expected to be endorsed by the end of the year. The comparative amounts have similarly been restated except that the Group has taken advantage of the transition rules of IFRS1, First-Time Adoption of International Financial Reporting Standards, to adopt IAS 32 and IAS 39 with effect from 1 January 2005.

The Group has adopted the Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option and Amendment to IAS19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures with effect from 1 January 2005, ahead of their effective dates, on the assumption that they will be endorsed by the EU.

These interim financial statements comply with all current IFRSs as published by the IASB and have been prepared in accordance with IAS 34 Interim Financial Reporting on this basis.

Additional information is set out in note 35 on page 76.

2. Segmental Information by Geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the six month periods ended 30 June 2005, 30 June 2004 and 31 December 2004.

6 months ended 30.06.05

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	*Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest income	752	425	223	1,151	330	169	220	284	726	4,280
Interest expense	(283)	(286)	(115)	(594)	(174)	(79)	(84)	(104)	(589)	(2,308)
Net interest income	469	139	108	557	156	90	136	180	137	1,972
Fees and commissions income, net	171	63	30	137	73	49	63	76	65	727
Net trading income	81	54	17	117	41	21	25	(2)	55	409
Other operating income	26	5	2	21	32	1	3	1	37	128
Operating income	747	261	157	832	302	161	227	255	294	3,236
Operating expenses	(317)	(123)	(73)	(463)	(143)	(63)	(95)	(195)	(236)	(1,708)
Operating profit before provisions	430	138	84	369	159	98	132	60	58	1,528
Impairment losses on loans and advances	(69)	(34)	(14)	(23)	(23)	(7)	(8)	(30)	14	(194)
Other impairment	(1)	-	-	-	1	-	-	-	(1)	(1)
Operating profit before taxation	360	104	70	346	137	91	124	30	71	1,333
Loans and advances to Customers - average	22,363	12,012	6,245	23,856	5,060	3,486	4,114	2,038	9,109	88,283
Net interest margins (%)	2.2	1.2	2.3	2.5	3.3	2.8	3.8	7.3	0.6	2.6
Loans and advances to Customers – period end	22,102	12,064	6,451	43,697	5,138	3,532	4,174	2,014	8,757	107,929
Loans and advances to banks – period end	3,667	2,956	474	4,400	195	432	734	199	7,898	20,955
Total assets employed	55,626	23,764	9,329	75,988	10,856	6,957	7,848	5,827	57,839	254,034
Total risk weighted assets and contingents	20,820	13,289	4,773	43,393	6,276	4,099	4,860	2,410	24,025	123,945

*Other Asia Pacific includes the post-acquisition results of KFB (see page 20 and 21).
See note a) to d) on page 48.

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

	6 months ended 30.06.04									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest income	678	324	165	394	260	92	141	265	709	3,028
Interest expense	(220)	(165)	(74)	(169)	(114)	(20)	(41)	(90)	(584)	(1,477)
Net interest income	458	159	91	225	146	72	100	175	125	1,551
Fees and commissions income, net	166	57	29	99	57	43	53	65	94	663
Net trading income	55	46	17	75	38	18	21	28	35	333
Other operating income	47	3	2	3	(2)	1	2	2	120	178
Operating income	726	265	139	402	239	134	176	270	374	2,725
Operating expenses	(333)	(119)	(75)	(249)	(117)	(51)	(81)	(168)	(217)	(1,410)
Operating profit before provisions	393	146	64	153	122	83	95	102	157	1,315
Impairment losses on loans and advances	(92)	(17)	(1)	(14)	(11)	-	2	1	(7)	(139)
Other impairment	-	-	-	-	-	-	-	-	(69)	(69)
Operating profit before taxation	301	129	63	139	111	83	97	103	81	1,107
Loans and advances to customers-average	21,530	10,330	4,912	7,829	3,444	2,356	3,629	1,596	8,332	63,958
Net interest margin (%)	2.3	1.7	2.5	2.4	3.8	3.3	3.5	8.3	0.6	2.7
Loans and advances to customers-period end	20,842	11,000	5,628	8,164	3,863	2,613	3,848	1,740	6,045	63,743
Loans and advances to banks-period end	4,608	799	47	4,140	128	458	718	155	6,334	17,387
Total assets employed	49,637	18,488	7,853	21,016	8,639	5,409	6,574	5,051	41,136	163,803
Total risk weighted assets and contingents	19,823	12,405	4,098	9,916	5,604	3,648	4,464	2,302	20,519	82,779

See note a) to d) on page 48.

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

6 months ended 31.12.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest income	710	396	178	423	281	112	183	271	816	3,370
Interest expense	(241)	(243)	(85)	(159)	(140)	(33)	(68)	(95)	(675)	(1,739)
Net interest income	469	153	93	264	141	79	115	176	141	1,631
Fees and commissions Income, net	157	57	22	97	54	44	63	88	87	669
Net trading profit	44	35	13	46	29	15	21	46	69	318
Other operating income	10	3	3	16	3	(1)	2	4	(1)	39
Operating income	680	248	131	423	227	137	201	314	296	2,657
Operating expenses	(327)	(109)	(70)	(269)	(135)	(49)	(89)	(192)	(199)	(1,439)
Operating profit before provisions	353	139	61	154	92	88	112	122	97	1,218
Impairment losses on loans and advances	(33)	(16)	(1)	(26)	(11)	(1)	(3)	(13)	29	(75)
Other impairment	-	-	-	-	2	-	-	-	(1)	1
Operating profit before taxation	320	123	60	128	83	87	109	109	125	1,144
Loans and advances to customers - average	21,608	10,398	5,272	8,360	3,841	2,582	3,743	1,833	7,430	65,067
Net interest margin (%)	2.1	1.4	2.3	2.6	3.1	1.9	3.5	6.9	0.6	2.7
Loans and advances to customers – period end	21,744	11,765	6,374	9,755	4,692	3,132	3,840	2,013	8,844	72,159
Loans and advances to banks – period end	2,852	2,072	349	3,351	171	237	655	374	7,321	17,382
Total assets employed	48,466	20,420	7,130	22,496	8,609	6,371	6,493	6,403	57,054	183,442
Total risk weighted assets and contingents	20,337	13,892	4,411	13,344	6,413	4,150	4,611	2,749	24,895	94,802

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

a) Total interest receivable and total interest payable include intra-group interest of $602 million (30 June 2004: $460 million; 31 December 2004: $626 million).

b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

c) Total assets employed include intra-group items of $50,107 million (30 June 2004: $26,780 million; 31 December 2004: $28,801 million) and balances of $nil million (30 June 2004: $4,375 million; 31 December 2004: $7,563 million) which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

d) Total risk weighted assets and contingents include $2,414 million (30 June 2004: $1,802 million; 31 December 2004: $2,678 million) of balances which are netted in calculating capital ratios.

e) In 2004 other operating income includes profits and losses arising from corporate decisions to dispose of investments in KorAm Bank ($95 million in Americas, UK & Group Head Office) and BOC Hong Kong (Holdings) Limited ($36 million in Hong Kong) and the premium on repurchase of surplus subordinated debt ($23 million in India). Costs include $18 million related to the incorporation of the Hong Kong business (Hong Kong) and the $5 million donation to the Tsunami relief effort (Malaysia, India, Other APR and Other MESA). These decisions resulted in non-recurring gains and charges of $85 million. They are included in the Geographic segmental information, but are not allocated to businesses in the Business segmental information shown in note 3.

f) The Group considers its primary segment to be by Business, and Geography as a secondary segment.

2. Segmental Information by Geographic Segment (continued)

The following tables set out the structure of Standard Chartered's deposits by principal geographic region where it operates at 30 June 2005, 30 June 2004 and 31 December 2004.

30.06.05

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Non interest bearing current and demand accounts	1,471	2,064	983	1,707	1,796	1,155	1,186	1,168	1,004	12,534
Interest bearing current and demand accounts	14,024	2,336	120	11,121	3	689	387	1,472	3,542	33,694
Savings deposits	6	849	435	2,900	1,263	250	1,161	379	-	7,243
Time deposits	17,152	10,970	3,839	18,413	3,411	3,448	1,822	771	11,938	71,764
Other deposits	28	42	787	2,719	8	179	318	75	1,032	5,188
Total	32,681	16,261	6,164	36,860	6,481	5,721	4,874	3,865	17,516	130,423
Deposits by banks	1,544	3,654	1,374	5,983	1,045	1,549	467	122	5,915	21,653
Customer accounts	31,137	12,607	4,790	30,877	5,436	4,172	4,407	3,743	11,601	108,770
	32,681	16,261	6,164	36,860	6,481	5,721	4,874	3,865	17,516	130,423
Debt securities in issue	963	790	727	20,566	758	-	-	79	4,072	27,955
Total*	33,644	17,051	6,891	57,426	7,239	5,721	4,874	3,944	21,588	158,378

* Other Asia Pacific includes $41,341 million relating to KFB.

30.06.04

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Non interest bearing current and demand accounts	3,015	1,703	930	1,437	1,298	1,268	1,018	991	471	12,131
Interest bearing current and demand accounts	14,456	1,776	103	2,213	5	298	482	1,174	3,642	24,149
Savings deposits	7	494	433	1,015	873	227	1,183	488	22	4,742
Time deposits	13,599	10,290	2,803	5,291	2,781	2,390	1,565	881	10,863	50,463
Other deposits	27	59	561	1,954	4	160	200	68	700	3,733
Total	31,104	14,322	4,830	11,910	4,961	4,343	4,448	3,602	15,698	95,218
Deposits by banks	1,977	3,230	429	3,550	683	1,012	403	165	5,550	16,999
Customer accounts	29,127	11,092	4,401	8,360	4,278	3,331	4,045	3,437	10,148	78,219
	31,104	14,322	4,830	11,910	4,961	4,343	4,448	3,602	15,698	95,218
Debt securities in issue	2,007	444	364	856	391	-	-	1	5,922	9,985
Total	33,111	14,766	5,194	12,766	5,352	4,343	4,448	3,603	21,620	105,203

STANDARD CHARTERED PLC – NOTES (continued)

2. Segmental Information by Geographic Segment (continued)

	31.12.04									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Non interest bearing current and demand accounts	3,602	2,040	989	1,228	1,224	1,114	1,146	1,159	16	12,518
Interest bearing current and demand accounts	15,300	2,329	130	2,999	2	661	429	1,603	3,920	27,373
Savings deposits	24	528	437	1,861	970	249	1,350	512	9	5,940
Time deposits	13,155	9,847	3,423	6,751	3,441	2,529	1,657	679	10,410	51,892
Other deposits	2	50	569	904	2	187	215	69	1,551	3,549
Total	32,083	14,794	5,548	13,743	5,639	4,740	4,797	4,022	15,906	101,272
Deposits by banks	1,204	3,150	813	3,362	1,109	1,007	355	110	4,704	15,814
Customer accounts	30,879	11,644	4,735	10,381	4,530	3,733	4,442	3,912	11,202	85,458
	32,083	14,794	5,548	13,743	5,639	4,740	4,797	4,022	15,906	101,272
Debt securities in issue	1,508	758	401	1,063	469	-	-	1	7,427	11,627
Total	33,591	15,552	5,949	14,806	6,108	4,740	4,797	4,023	23,333	112,899

STANDARD CHARTERED PLC – NOTES (continued)

3. Segmental Information by Class of Business

	6 months ended 30.06.05			6 months ended 30.06.04			
	*Consumer Banking $m	*Wholesale Banking $m	Total $m	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated $m	Total $m
Net interest income	1,249	723	1,972	958	593	-	1,551
Other income	474	790	1,264	377	687	110	1,174
Operating income	1,723	1,513	3,236	1,335	1,280	110	2,725
Operating expenses	(888)	(820)	(1,708)	(679)	(713)	(18)	(1,410)
Operating profit before provisions	835	693	1,528	656	567	92	1,315
Impairment losses on loans and advances	(193)	(1)	(194)	(137)	(2)	-	(139)
Other impairment	-	(1)	(1)	-	(2)	(67)	(69)
Operating profit before taxation	642	691	1,333	519	563	25	1,107
Total assets employed	68,257	135,670	203,927	34,169	98,479	-	132,648
Total risk weighted assets and contingents	51,726	69,805	121,531	25,154	55,823	-	80,977

*includes post acquisition results of KFB (see page 20)

	6 months ended 31.12.04			
	Consumer Banking $m	Wholesale Banking $m	Corporate items not allocated $m	Total $m
Net interest income	1,001	629	1	1,631
Other income	364	665	(3)	1,026
Operating income	1,365	1,294	(2)	2,657
Operating expenses	(721)	(713)	(5)	(1,439)
Operating profit before provisions	644	581	(7)	1,218
Impairment losses on loans and advances	(105)	30	-	(75)
Other impairment	-	1	-	1
Operating profit before taxation	539	612	(7)	1,144
Total assets employed	38,154	108,924	-	147,078
Total risk weighted assets and contingents	28,069	64,055	-	92,124

See note 2b), 2c) and 2e) on page 48.

4. Net Trading Income

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Gains less losses arising from dealing in foreign currencies	**302**	255	239
Gains less losses arising from dealing securities	**(18)**	4	16
Other dealing profits	**125**	74	63
	409	333	318

5. Other Operating Income

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Other operating income includes:			
Gains less losses on disposal of investment securities	**-**	159	5
Gains less losses on disposal of available for sale financial assets	**74**	-	-
Dividend income	**9**	6	5
Premium paid on repurchase of subordinated debt	**-**	(21)	(2)

6. Retirement Benefit Obligations

The effective date of the latest full valuation of each material defined benefit scheme ranges between 31 December 2002 and 31 December 2004. To provide the disclosures at 31 December 2004 the results of these valuations were updated by qualified independent actuaries.

In addition, the expected costs for the year to 31 December 2005 were calculated. These costs have been used for the charges to profit for the six months ended at 30 June 2005.

The assumptions adopted for the 31 December 2004 disclosures have been reviewed in the light of the changed market conditions applying at 30 June 2005.

Where material revised assumptions have been adopted, the resulting actuarial gains during the period are recognised in the Statement of Recognised Income and Expenses.

The total charge for benefits for the Group's retirement benefit schemes was $51 million (30 June 2004: $45 million; 31 December 2004: $37 million), of which $26 million (30 June 2004: $23 million; 31 December 2004: $12 million) was defined benefit pension schemes, $23 million (30 June 2004: $21 million; 31 December 2004: $24 million) was for defined contribution pension schemes and $2 million (30 June 2004: $1 million; 31 December 2004: $1 million) was for post-retirement benefits other than pensions.

6. Retirement Benefits Obligations (continued)

The assets and liabilities of the defined benefit and other retirement schemes were:

	30.06.05 $m	30.06.04 $m	31.12.04 $m
Total market value of assets	**1,836**	1,700	1,913
Present value of the schemes' liabilities	**(2,216)**	(1,820)	(2,069)
Deficit	**(380)**	(120)	(156)
Related deferred tax asset	**68**	39	46

Pension expenses for defined benefit schemes were:

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Current service cost	**30**	26	21
Past service cost	**-**	-	3
Loss on settlement and curtailments	**-**	-	(5)
Expected return on assets less interest on obligation	**(4)**	(3)	(7)
Total charge to profit before deduction of tax	**26**	23	12
Actual less expected return on assets	**(28)**	28	(50)
Experience gain on liabilities	**-**	-	(2)
Increase/(decrease) in liabilities on update of assumptions	**64**	(43)	72
Total (gain)/loss recognised in Statement of Recognised Income and expenses before tax	**36**	(15)	20
Deferred tax	**(11)**	5	(6)
	25	(10)	14

7. Taxation

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Analysis of taxation charge in the period			
The charge for taxation based upon the profits for the period comprises:			
United Kingdom corporation tax at 30% (30 June 2004: 30%; 31 December 2004: 30%):			
Current tax on income for the period	**158**	190	217
Adjustments in respect of prior periods	**-**	-	18
Double taxation relief	**(150)**	(187)	(170)
Foreign tax:			
Current tax on income for the period	**314**	292	267
Adjustments in respect of prior periods	**(8)**	8	(21)
Total current tax	**314**	303	311
Deferred tax:			
Origination/reversal of temporary differences	**53**	28	(12)
Tax on profits on ordinary activities	**367**	331	299
Effective tax rate	**27.5%**	29.9%	26.2%

Overseas taxation includes taxation on Hong Kong profits of $78 million (30 June 2004: $45 million; 31 December 2004: $47 million) provided at a rate of 17.5 per cent (30 June 2004: 17.5 per cent; 31 December 2004: 17.5 per cent) on the profits assessable in Hong Kong.

8. Depreciation and Amortisation

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Premises	**27**	21	19
Equipment	**33**	40	35
Intangibles:			
Software	**55**	62	61
Arising on business combinations	**5**	-	-
	120	123	115

9. Other Impairment

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Goodwill	**-**	67	-
Other	**1**	2	(1)
	1	69	(1)

10. Dividends on Ordinary Equity Shares

The 2005 interim dividend of 18.94 cents per share will be paid in either sterling, Hong Kong dollars or US dollars on 14 October 2005 to shareholders on the UK register of members at the close of business on 19 August 2005 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 19 August 2005.

It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend will be sent to shareholders on or around 2 September 2005.

11. Earnings per Ordinary Share

	6 months ended 30.06.05			6 months ended 30.06.04			6 months ended 31.12.04		
	Profit $m	**Weighted average number of shares ('000)**	**Per share amount cents**	Profit $m	Weighted average number of shares ('000)	Per share amount cents	Profit $m	Weighted average number of shares ('000)	Per share amount cents
Basic earnings per ordinary share	**956**	**1,279,432**	**74.7**	727	1,170,699	62.1	793	1,175,143	67.5
Effect of dilutive potential ordinary shares:									
Convertible bonds	**7**	**20,578**		11	34,488		12	34,488	
Options	**-**	**15,366**		-	2,252		-	3,444	
Diluted earnings per share	**963**	**1,315,376**	**73.2**	738	1,207,439	61.1	805	1,213,075	66.3

The Group measures earnings per share on a normalised basis. This differs from earnings defined in International Accounting Standard 3, Earnings per share. The table below provides a reconciliation.

	6 months ended 30.06.05 $m	6 months ended 30.06.04 $m	6 months ended 31.12.04 $m
Profit attributable to ordinary shareholders	**956**	727	793
Profit on sale of shares in — KorAm	**-**	(95)	-
— Bank of China	**-**	(36)	-
Premium and costs paid on repurchase of subordinated debt	**-**	21	2
Costs of Hong Kong incorporation	**-**	18	-
Tsunami donation	**-**	-	5
Other impairment	**-**	67	-
"One-off" items	**-**	(25)	7
Amortisation of intangible assets arising on business combinations	**5**	-	-
Profit less losses on disposal of investment securities held at cost	**-**	(28)	(5)
Profit on sale of property, plant and equipment	**-**	(4)	-
Profit on disposal of subsidiary undertakings	**-**	(4)	-
Other impairment	**1**	2	(1)
Normalised earnings	**962**	668	794
Normalised earnings per ordinary share	**75.2c**	57.1c	67.5c

STANDARD CHARTERED PLC – NOTES (continued)

11. Earnings per Ordinary Share (continued)

EPS has grown by 32 per cent. With the adoption of IAS 39, the Group no longer normalises gains and losses on disposal of investment securities as these are now held in an available for sale portfolio at fair value.

Had this policy been adopted in the first half of 2004 normalised earnings per share would have been 59.5 cents and EPS growth would have been 26 per cent.

12. Financial Instrument Classification Summary

On 1 January 2005, the Group adopted IAS 39 which requires the classification of financial instruments between five recognition principles: trading, designated at fair value through profit and loss, available for sale, held to maturity and loans and receivables. The Group's classification is summarised below:

	30.06.05					
	Trading $m	Designated at fair value $m	Available for sale $m	Loans and receivables $m	Held to maturity $m	Total $m
Treasury bills and other eligible bills	**1,905**	**-**	**11,106**	**-**	**-**	**13,011**
Loans and advances to banks	**1,081**	**-**	**-**	**19,874**	**-**	**20,955**
Loans and advances to customers	**706**	**165**	**21**	**107,037**	**-**	**107,929**
Debt securities	**4,560**	**30**	**25,217**	**455**	**615**	**30,877**
Equity shares	**12**	**-**	**933**	**-**	**-**	**945**
Total at 30.06.05	**8,264**	**195**	**37,277**	**127,366**	**615**	**173,717**
Total at 01.01.05	**6,064**	**1,902**	**30,451**	**88,952**	**1,040**	**128,409**

13. Loans and Advances

	30.06.05		30.06.04		31.12.04	
	Loans to banks $m	**Loans to customers $m**	Loans to banks $m	Loans to customers $m	Loans to banks $m	Loans to customers $m
Gross loans and advances	**21,003**	**109,902**	17,453	66,180	17,446	74,463
Interest in suspense	**-**	**-**	(12)	(572)	(12)	(562)
	21,003	**109,902**	17,441	65,608	17,434	73,901
Individual impairment provision	**(48)**	**(1,626)**	(54)	(1,479)	(52)	(1,407)
Portfolio impairment provision	**-**	**(347)**	-	-	-	-
General provision	**-**	**-**	-	(386)	-	(335)
	20,955	**107,929**	17,387	63,743	17,382	72,159

The movement in provisions for impairment losses on loans and advances and other credit risks is set out below:

13. Loans and Advances – (continued)

	6 months ended 30.06.05	6 months ended 30.06.04		6 months ended 31.12.04	
	Total $m	Specific $m	General $m	Specific $m	General $m
Provisions held at beginning of period	*1,782	1,661	425	1,533	386
Exchange translation differences	(28)	(5)	-	18	-
Acquisitions	383	-	-	36	-
Amount utilised	-	-	(39)	-	-
Amounts written off	(352)	(288)	-	(319)	-
Recoveries of amounts previously written off	65	44	-	51	-
Discount unwinding	(23)				
Other	-	(18)	-	10	4
New provisions	438	304	-	305	-
Recoveries/provisions no longer required	(244)	(165)	-	(175)	(55)
Net charge against/(credit to) profit	** 194	139	-	130	(55)
Provisions held at end of period	***2,021	1,533	386	1,459	335

* The opening balance at 1 January 2005 was adjusted with the adoption of IAS 39. The individual impairment provision increased by $90 million. The general provision recorded under UK GAAP was reversed. Under IAS 39, a portfolio provision of $233 million was created.
** The net charge of $194 million comprises $164 million individual impairment charge and $30 million portfolio impairment charge.
*** The provision of $2,021 million held at 30 June 2005 comprises $1,674 million individual impairment provision and $347 million portfolio impairment provision.

14. Non-Performing Loans and Advances

	30.06.05			30.06.04			31.12.04		
	SCNB (LMA) $m	Other $m	Total $m	SCNB (LMA) $m	Other $m	Total $m	SCNB (LMA) $m	Other $m	Total $m
Non performing loans and advances	-	2,800	2,800	711	2,789	3,500	351	2,586	2,937
Impairment provision	-	(2,021)	(2,021)	(108)	(1,425)	(1,533)	(115)	(1,344)	(1,459)
Interest in suspense				-	(584)	(584)	-	(574)	(574)
	-	779	779	603	780	1,383	236	668	904

Net non-performing loans and advances comprises loans and advances to banks $34 million (30 June 2004: $83 million; 31 December 2004: $55 million) and loans and advances to customers $745 million (30 June 2004: $1,300 million; 31 December 2004: $849 million).

The Group acquired Standard Chartered Nakornthon Bank (SCNB) in September 1999. Under the terms of the acquisition, non-performing loans were subject to a Loan Management Agreement (LMA) with a Thai Government Agency (The Financial Institutions Development Fund) which guaranteed certain losses. The LMA expired in 2004 and the losses guaranteed by FIDF have been settled through the first six months of 2005. Accordingly, the balances have been derecognised and are shown as nil under SCNB in the table above.

Impairment provisions cover 72 per cent of non-performing lending to customers. (Excluding the SCNB non-performing loan portfolio, subject to the LMA, specific provisions and interest in suspense together cover 30 June 2004: 72 per cent; 31 December 2004: 74 per cent of total non-performing lending to customers.)

15. Debt Securities

	30.06.05						
	Trading $m	Designated at fair value $m	Available for sale $m	Held to maturity $m	Loans and receivables $m	Total book amount $m	Total Valuation $m
Issued by public bodies:							
Government securities	1,769	-	8,094	615	-	10,478	10,478
Other public sector securities	7	-	1,815	-	-	1,822	1,822
	1,776	-	9,909	615	-	12,300	12,300
Issued by banks:							
Certificates of deposit	624	2	6,596	-	-	7,222	7,222
Other debt securities	764	-	6,025	-	-	6,789	6,789
	1,388	2	12,621	-	-	14,011	14,011
Issued by corporate entities and other issuers:							
Other debt securities	1,396	28	2,687	-	455	4,566	4,561
	1,396	28	2,687	-	455	4,566	4,561
Total debt securities	4,560	30	25,217	615	455	30,877	30,872
Of which:							
Listed on a recognised UK exchange	237	12	4,681	388	-	5,318	5,318
Listed elsewhere	938	12	7,003	5	-	7,958	7,959
Unlisted	3,385	6	13,533	222	455	17,601	17,595
	4,560	30	25,217	615	455	30,877	30,872
Of which:							
One year or less	1,245	25	14,711	450	341	16,772	16,768
One to five years	2,205	5	9,007	136	112	11,465	11,463
More than five years	1,110	-	1,499	29	2	2,640	2,641
	4,560	30	25,217	615	455	30,877	30,872

Debt securities include $1,555 million (30 June 2004: $419 million; 31 December 2004: $1,068 million) of securities sold subject to sale and repurchase transactions.

The valuation of listed investments is at market value and of unlisted investments at directors' estimate.

15. Debt Securities (continued)

	30.06.04			
	Book amount Investment securities $m	Book amount Dealing securities $m	Book amount Total debt securities $m	Valuation Investment securities $m
Issued by public bodies:				
Government securities	7,879	1,250	9,129	7,925
Other public sector securities	484	9	493	483
	8,363	1,259	9,622	8,408
Issued by banks:				
Certificates of deposit	5,646	159	5,805	5,639
Other debt securities	6,177	606	6,783	6,181
	11,823	765	12,588	11,820
Issued by corporate entities and other issuers:				
Other debt securities	5,891	799	6,690	5,825
	5,891	799	6,690	5,825
Total debt securities	26,077	2,823	28,900	26,053
Of which:				
Listed on a recognised UK exchange	6,011	-	6,011	6,015
Listed elsewhere	8,222	734	8,956	8,176
Unlisted	11,844	2,089	13,933	11,862
	26,077	2,823	28,900	26,053
Book amount investment securities:				
One year or less	13,821			
One to five years	10,698			
More than five years	1,558			
	26,077			

15. Debt Securities (continued)

	31.12.04			
	Book amount Investment securities $m	Book amount Dealing securities $m	Book amount Total debt securities $m	Valuation Investment securities $m
Issued by public bodies:				
Government securities	8,477	1,792	10,269	8,575
Other public sector securities	1,263	1	1,264	1,257
	9,740	1,793	11,533	9,832
Issued by banks:				
Certificates of deposit	6,076	82	6,158	6,068
Other debt securities	6,678	777	7,455	6,694
	12,754	859	13,613	12,762
Issued by corporate entities and other issuers:				
Other debt securities	6,675	1,021	7,696	6,693
	6,675	1,021	7,696	6,693
Total debt securities	29,169	3,673	32,842	29,287
Of which:				
Listed on a recognised UK exchange	5,651	-	5,651	5,671
Listed elsewhere	6,700	1,505	8,205	6,723
Unlisted	16,818	2,168	18,986	16,893
	29,169	3,673	32,842	29,287
Book amount investment securities:				
One year or less	14,908			
One to five years	10,942			
More than five years	3,319			
	29,169			

15. Debt Securities (continued)

The change in the book amount of debt securities held for investment purposes comprised:

				6 months ended 30.06.05	6 months ended 30.06.04	6 months ended 31.12.04
	Available for sale $m	Held to Maturity $m	Loans and advances $m	Book amount $m	Book amount $m	Book amount $m
Opening				29,169		
Adoption of IAS 39				(1,571)		
Opening	26,272	983	343	27,598	20,801	26,077
Exchange translation differences	(779)	(40)	-	(819)	(266)	250
Acquisitions	2,382	-	-	2,382	37,316	42,497
Additions	16,402	-	171	16,573	-	-
Maturities and disposals	(19,033)	(316)	(63)	(19,412)	(31,759)	(39,693)
Provisions	-	-	1	1	-	-
Changes in fair value	19	-	-	19	-	-
Amortisation of discounts and premiums	(46)	(12)	3	(55)	(15)	38
Closing	25,217	615	455	26,287	26,077	29,169

From 1 January 2005, debt securities are classified in accordance with IAS 39 (see note 12 on page 56).

At 30 June 2005, unamortised premiums on debt securities held for investment purposes amounted to $177 million (30 June 2004: $123 million; 31 December 2004: $135 million) and unamortised discounts amounted to $35 million (30 June 2004: $15 million; 31 December 2004: $356 million).

16. Equity Shares

	30.06.05			30.06.04		31.12.04	
	Trading $m	**Available for sale $m**	**Total book amount $m**	Book amount Investment securities $m	Valuation Investment securities $m	Book amount Investment securities $m	Valuation Investment securities $m
Listed on a recognised UK exchange	**-**	**-**	**-**	1	1	-	-
Listed elsewhere	**12**	**504**	**516**	69	70	88	107
Unlisted	**-**	**429**	**429**	109	112	165	188
	12	**933**	**945**	179	183	253	295

From 1 January 2005, all equity investments are at fair value.

The valuation of listed securities is at market value and of unlisted securities at directors' estimate. Income from listed equity shares amounted to $4 million (30 June 2004: $2 million; 31 December 2004: $4 million) and income from unlisted equity shares amounted to $5 million (30 June 2004: $3 million; 31 December 2004: $7 million).

The change in the book amount of equity shares held for investment purposes comprised:

	***6 months ended 30.06.05 $m**
Opening	**253**
Adoption of IAS 39	**39**
Opening	**292**
Exchange translation differences	**(2)**
Acquisitions	**295**
Additions	**450**
Disposals (sale and redemption)	**(95)**
Changes in fair value	**(7)**
Closing	**933**

	6 months ended 30.06.04			6 months ended 31.12.04		
	Historical Cost $m	Provisions $m	Book amount $m	Historical cost $m	Provisions $m	Book amount $m
Opening	398	(39)	359	220	(41)	179
Exchange translation differences	(2)	-	(2)	4	(1)	3
Acquisitions	42	-	42	79	-	79
Disposals	(218)	(2)	(220)	(2)	(6)	(8)
Closing	220	(41)	179	301	(48)	253

*From 1 January 2005 all equity investments are held at fair value in accordance with IFRS, with corresponding opening adjustments.

17. Business Combinations

On 15 April 2005, the Group acquired 100 per cent of the share capital of Korea First Bank, a major banking group in the Republic of South Korea. The acquired business contributed revenues of $258 million and profit before tax of $84 million to the Group for the period from 15 April 2005 to 30 June 2005. If the acquisition had occurred on 1 January 2005, KFB would have added approximately $550 million to Group income and $150 million to profit before tax for the period.

Details of net assets acquired and goodwill are as follows:	$m
Purchase consideration:	
- cash paid	**3,338**
- direct costs relating to the acquisition	**29**
Total purchase consideration	**3,367**
Fair value of net assets acquired	**1,742**
Goodwill	**1,625**

The goodwill is attributable to the profitability of the acquired business and the significant synergies expected to arise after the Group's acquisition of Korea First Bank.

The assets and liabilities arising from the acquisition are as follows:

	Fair value $m	Acquiree's carrying amount $m
Cash and balances at central banks*	2,321	2,321
Treasury bills and other eligible bills	5,468	5,468
Loans and advances to banks	890	890
Derivative financial instruments	27	27
Loans and advances to customers	32,003	31,983
Debt securities	2,382	2,376
Equity shares	295	295
Intangibles other than goodwill	216	58
Deferred tax assets	25	15
Property, plant and equipment	1,087	1,109
Other assets	890	884
Total assets	45,604	45,426
Deposits by banks	2,782	2,782
Derivative financial instruments	240	240
Customer accounts	19,333	19,328
Debt securities in issue	16,992	17,243
Other liabilities	2,608	2,239
Subordinated liabilities and other borrowings	1,581	1,514
Total liabilities	43,536	43,346
Minority interest	326	298
Net assets acquired	1,742	1,782
Purchase considerations settled in cash	3,367	
Cash and cash equivalents in subsidiary acquired	(2,378)	
Cash outflow on acquisition	989	

*Cash balances with central banks include certain amounts subject to regulatory restrictions.

18. Deposits by Banks

	30.06.05 $m	30.06.04 $m	31.12.04 $m
Repayable on demand	**4,656**	3,124	2,588
With agreed maturity dates or periods of notice, by residual maturity:			
Three months or less	**12,706**	9,014	8,964
Between three months and one year	**3,058**	2,207	2,268
Between one and five years	**784**	2,654	1,994
Over five years	**449**	-	-
	21,653	16,999	15,814

19. Customer Accounts

	30.06.05 $m	30.06.04 $m	31.12.04 $m
Repayable on demand	**43,294**	33,478	37,033
With agreed maturity dates or periods of notice, by residual maturity:			
Three months or less	**49,004**	38,574	41,529
Between three months and one year	**12,639**	5,246	5,652
Between one and five years	**3,104**	877	1,205
Over five years	**729**	44	39
	108,770	78,219	85,458

20. Debt Securities in Issue

	30.06.05			30.06.04		
	Certificates of deposit of $100,000 or more $m	**Other debt securities in issue $m**	**Total $m**	Certificates of deposit of $100,000 or more $m	Other debt securities in issue $m	Total $m
By residual maturity:						
Three months or less	**6,220**	**2,960**	**9,180**	1,087	2,581	3,668
Between three and six months	**4,293**	**2,609**	**6,902**	622	876	1,498
Between six months and one year	**3,858**	**3,485**	**7,343**	732	1,449	2,181
Between one and five years	**1,174**	**2,901**	**4,075**	1,620	679	2,299
Over five years	**60**	**395**	**455**	17	322	339
	15,605	**12,350**	**27,955**	4,078	5,907	9,985

	31.12.04		
	Certificates of deposit of $100,000 or more $m	Other debt securities in issue $m	Total $m
By residual maturity:			
Three months or less	1,707	3,268	4,975
Between three and six months	701	1,093	1,794
Between six months and one year	637	1,757	2,394
Between one and five years	1,013	1,051	2,064
Over five years	21	379	400
	4,079	7,548	11,627

21. Other Borrowed Funds

	30.06.05 $m	30.06.04 $m	31.12.04 $m
Dated loan capital	**6,210**	4,351	5,180
Undated loan capital	**2,278**	1,572	1,588
Other undated borrowings	**350**	-	-
Total	**8,838**	5,923	6,768
Dated loan capital residual maturity:			
Within one year	**313**	715	1,084
Between one and five years	**2,549**	1,508	1,805
Over five years	**3,348**	2,128	2,291
	6,210	4,351	5,180

Upon adoption of IAS 32 on 1 January 2005, the Group's £100 million 7⅜ and £100 million 8¼ per cent irredeemable £1 preference shares were reclassified from equity to other borrowed funds.

£200 million Step-Up Notes 2022 and £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities were reclassified as other equity instruments.

Of total dated loan capital and other borrowings $5,414 million is at fixed interest rates (30 June 2004: $3,945 million; 31 December 2004: $3,234 million).

On 3 February 2005, the Group issued €750 million subordinated Lower Tier II notes ("Euro Notes") at an issue price of 99.43 per cent and $500 million of subordinated Lower Tier II notes ("Dollar notes") at an issue price of 99.86 per cent.

The Euro notes will mature on 3 February 2017. The Euro notes are callable on 3 February 2012 and at each subsquent interest date.

Interest is payable annually on the Euro notes at a fixed rate of 3.625 per cent until 3 February 2012 when a variable rate of interest of 3 month Euribor plus 87 basis points will be paid.

The Dollar notes will mature on 3 February 2015. The Dollar notes are callable on 4 February 2010 and at each subsequent interest date.

Interest is payable quarterly on the Dollar notes at a variable rate of US$ Libor plus 30 basis points until 4 February 2010 when the rates will increase to Libor plus 80 basis points.

$1,255 million of dated loan capital was added with the acquisition of KFB.

On 18 April 2005, the Group called back the €575 million convertible debt at par.

On 17 June 2005, the bank issued £400 million Undated Callable Step Up Subordinated Upper Tier 2 notes ("GBP Notes") at an issue price of 98.642 per cent. Interest is payable annually on the GBP notes at a fixed rate of 5.375 per cent until 14 July 2020 when variable rate interest of 3 month £ Libor plus 189 basis points will be paid.

22. Share Capital

	Number of ordinary shares (millions)	Ordinary share capital $m	Preference share capital $m	Share premium account $m	Total $m
At 1 January 2004	1,175	588	351	2,813	3,752
Exchange translation differences	-	-	4	-	4
Shares issued, net of expenses	2	1	-	3	4
Capitalised on exercise of share options	-	-	-	2	2
At 30 June 2004	1,177	589	355	2,818	3,762
Exchange translation differences	-	-	22	-	22
Shares issued, net of expenses	2	1	-	12	13
Capitalised on exercise of share options	-	-	-	5	5
At 31 December 2004	1,179	590	377	2,835	3,802
Adoption of IAS 32 and 39	-	-	(375)	-	(375)
At 1 January 2005	**1,179**	**590**	**2**	**2,835**	**3,427**
Capitalised on scrip dividend	**3**	**1**	**-**	**(1)**	**-**
Shares issued, net of expenses	**129**	**65**	**-**	**2,122**	**2,187**
At 30 June 2005	**1,311**	**656**	**2**	**4,956**	**5,614**

The 7⅜ per cent and 8¼ per cent preference shares of £1 each were reclassified to other borrowed funds from 1 January 2005 upon adoption of IAS 32.

On 14 January 2005, the Company issued 117,902,943 new ordinary shares at a price of 920 pence per share representing approximately 9.99 per cent of the Company's existing issued ordinary share capital. The net proceeds of the placing were approximately GBP 1,071 million ($2.0 billion). The purpose of the share issue was to aid the funding of the purchase of the entire share capital of KFB for approximately KRW 3.4 trillion ($3.3 billion) in cash.

On 16 February 2005, the Company repurchased $3 million of 8.9 per cent non-cumulative preference shares. The preference shares were repurchased at a price of 107.90 per cent. The 3,000 repurchased preference shares were cancelled leaving 328,388 dollar preference shares in issue.

On 23 May 2005, the Company issued 11,700,000 new ordinary shares at a price of 985.6 pence per share (GBP 115 million, $211 million) to the Employee Benefit Trust towards satisfaction of the vested shares under the Company's discretionary share schemes.

The 1995 Employees' Share Ownership Trust ("the 1995 trust") has acquired, at market value, 19,503,732 (30 June 2004: 15,383,963; 31 December 2004: 12,127,841) Standard Chartered PLC shares which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Share Option Schemes. The purchase of these shares has been fully funded by the Group. At 30 June 2005, the 1995 trust held 19,503,732 (30 June 2004: 15,383,963; 31 December 2004: 12,127,841) shares, of which 16,793,958 (30 June 2004: 10,573,696; 31 December 2004: 11,854,754) have vested unconditionally.

The Standard Chartered 2004 Employee trust has acquired, at market value, 429,012 (30 June 2004: 178,926; 31 December 2004: 178,926) Standard Chartered PLC shares, which are held in a pool for the benefit of participants under the Group's deferred bonus plan. The purchase of these shares has been fully funded by the Group. At 30 June 2005, the 2004 trust held 429,012 (30 June: 178,926; 31 December 2004: 178,926) Standard Chartered Bank PLC shares, of which 7,333 (30 June 2004: nil; 31 December 2004: nil) have vested unconditionally.

23. Reserves and Retained Earnings

	Capital Reserve $m	Capital Redemption Reserve $m	Available for sale reserve $m	Cash flow hedge reserve $m	Premises revaluation reserve $m	Translation adjustment $m	Retained earnings $m	Total $m
At 1 January 2004	5	11	-	-	57	-	4,122	4,195
Recognised income and expenses	-	-	-	-	24	(66)	762	720
Dividend declared and/or paid	-	-	-	-	-	-	(429)	(429)
Net own shares adjustment	-	-	-	-	-	-	(14)	(14)
Capitalised on exercise of share options	-	-	-	-	-	-	(2)	(2)
At 30 June 2004	5	11	-	-	81	(66)	4,439	4,470
Recognised income and expenses	-	-	-	-	(5)	162	816	973
Dividend declared/paid	-	-	-	-	-	-	(201)	(201)
Net own shares adjustment	-	-	-	-	-	-	66	66
Capitalised on exercise of share options	-	-	-	-	-	-	(5)	(5)
At 31 December 2004	5	11	-	-	76	96	5,115	5,303
Adoption of IAS 32 and 39	-	-	**73**	**42**	-	-	**(4)**	**111**
At 1 January 2005	**5**	**11**	**73**	**42**	**76**	**96**	**5,111**	**5,414**
Recognised income and expenses	-	-	**(54)**	**(29)**	-	**(71)**	**909**	**755**
Net own shares adjustment	-	-	-	-	-	-	**(167)**	**(167)**
Share option expense and related taxation	-	-	-	-	-	-	**56**	**56**
Dividends and other appropriations, net scrip	-	-	-	-	-	-	**(489)**	**(489)**
At 30 June 2005	**5**	**11**	**19**	**13**	**76**	**25**	**5,420**	**5,569**

24. Minority Interests

	£200m 2022 Step-Up Notes $m	£300m 8.103% Step-Up Callable Perpetual Trust $m	$300m 7.267% Hybrid Tier-1 Securities $m	Other minority interests $m	Total $m
At 31 December 2004 previously published	-	-	-	**964**	**964**
Adoption of IAS 32 and 39:	**396**	**598**	-	**(4)**	**990**
At 1 January 2005	**396**	**598**	-	**960**	**1,954**
Appropriation in respect of exchange translation	**(25)**	**(38)**	-	-	**(63)**
Other profits attributable to minority	**14**	**23**	**4**	**17**	**58**
Recognised income and expenses	**(11)**	**(15)**	**4**	**17**	**(5)**
Reductions	-	-	-	**(875)**	**(875)**
Arising on acquisition	-	-	**326**	-	**326**
Distributions	**(27)**	**(44)**	-	**(18)**	**(89)**
At 30 June 2005	**358**	**539**	**330**	**84**	**1,311**

Following additional investments in the Global Liquidity Fund by third parties, the Group's interest is no longer treated as a subsidiary and the minority interest has been reduced. In May 2005, the Group purchased a further 24.97 per cent of Nakornthon Bank in Thailand, further reducing the minority interest.

25. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprises of the following balances with less than three months maturity from the date of acquisition.

	30.06.05 $m	30.06.04 $m	31.12.04 $m
Cash and balances with central banks*	**5,667**	3,447	3,960
Treasury bills and other eligible bills	**4,686**	2,924	3,665
Loans and advances to banks	**13,769**	10,750	10,345
Trading securities	**6,507**	7,198	6,053
Total	**30,629**	24,319	24,023

* Cash balances with central banks include certain amounts subjected to regulatory restrictions.

26. Net Interest Margin and Interest Spread

	6 months ended 30.06.05 %	6 months ended 30.06.04 %	6 months ended 31.12.04 %
Net interest margin	**2.6**	2.7	2.7
Interest spread	**2.4**	2.4	2.6

	$m	**$m**	**$m**
Average interest earning assets	**151,540**	115,419	119,181
Average interest bearing liabilities	**138,973**	100,632	113,246

27. Remuneration

The Group employed 42,100 staff at 30 June 2005 (30 June 2004: 31,300; 31 December 2004: 33,300).

Within the authority delegated by the Board of Directors, the Board Remuneration Committee is involved in determining the remuneration policy of Standard Chartered Group but specifically for agreeing the individual remuneration packages for executive directors and other highly remunerated individuals. No executive directors are involved in deciding their own remuneration. The Group's remuneration policy is to:

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of the shareholders;
- Maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented employees of the highest quality internationally.

The success of the Group depends upon the performance and commitment of talented employees. In terms of applying this policy:

- Base salaries are set at the median of the Group's key international competitors.
- Annual bonus awards are made wholly on the basis of Group and individual performance and also an individual's adherence to the Group's values.

Standard Chartered believes strongly in encouraging employee share ownership at all levels in the organisation. The Group operates certain discretionary share plans, which are designed to provide competitive long-term incentives. Of these plans, the Performance Share Plan and the Executive Share Option Scheme are only exercisable upon the achievement of tough performance criteria. In addition, the Group operates two all-employee sharesave schemes in which 40 per cent of employees participate.

28. Charge on Group Assets

Group assets include $2,498 million (30 June 2004: $2,564 million; 31 December 2004: $2,532 million) relating to Hong Kong SAR Government certificates of indebtedness which are subordinated to the claims of other parties.

29. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.

The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	30.06.05			30.06.04		
	Contract or underlying principal amount $m	**Credit equivalent amount $m**	**Risk weighted amount $m**	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities						
Acceptances and endorsements*	-	-	-	914	914	745
Guarantees and irrevocable letters of credit	**17,002**	**12,434**	**9,327**	14,505	10,384	6,689
Other contingent liabilities	**4,809**	**3,871**	**2,883**	4,071	2,869	1,998
	21,811	**16,305**	**12,210**	19,490	14,167	9,432
Commitments						
Documentary credits and short term trade-related transactions	**3,700**	**740**	**603**	2,213	443	414
Forward asset purchases and forward deposits placed	**87**	**87**	**17**	77	77	15
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	**9,837**	**4,918**	**3,708**	7,861	3,931	3,664
Less than one year	**17,955**	-	-	8,020	-	-
Unconditionally cancellable	**27,375**	-	-	26,652	-	-
	58,954	**5,745**	**4,328**	44,823	4,451	4,093

* Acceptances and endorsements are recorded on balance sheet with the adoption of IAS 39.

29. Contingent Liabilities and Commitments (continued)

	31.12.04		
	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities			
Acceptances and endorsements	976	976	842
Guarantees and irrevocable letters of credit	15,942	9,976	8,146
Other contingent liabilities	3,139	2,414	1,221
	20,057	13,366	10,209
Commitments			
Documentary credits and short term trade-related transactions	2,924	585	494
Forward asset purchases and forward deposits placed	54	54	11
Undrawn formal standby facilities, credit lines and other commitments to lend:			
One year and over	9,140	4,570	4,133
Less than one year	8,903	-	-
Unconditionally cancellable	25,933	-	-
	46,954	5,209	4,638

30. Fair Values

On 1 January 2005, the Group adopted IAS 39. It requires all derivatives to be recognised as trading and recorded at fair value, with all revaluation gains recognised in profit and loss (except where cash flow hedging has been achieved). For the comparatives UK GAAP has been applied. Derivatives held for hedging purposes are classified as non-trading and are not recorded on the balance sheet at fair value.

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short-term rates or price movements. The risk section of the Financial Review on pages 36 and 37 explains the Group's risk management of derivative contracts.

	30.06.05		
	Notional principal amounts $m	**Positive fair value $m**	**Negative fair value $m**
Trading book			
Forward foreign exchange contracts	**440,305**	**4,700**	**4,522**
Foreign exchange derivative contracts			
Currency swaps and options	**152,627**	**2,286**	**2,367**
Exchange traded futures and options	**127**	**1**	**1**
Total	**152,754**	**2,287**	**2,368**
Interest rate derivative contracts			
Swaps	**448,998**	**3,617**	**3,323**
Forward rate agreements and options	**94,913**	**92**	**167**
Exchange traded futures and options	**270,262**	**-**	**-**
Total	**814,173**	**3,709**	**3,490**
Equity and stock index options	**333**	**3**	**3**
Commodity derivative contracts	**5,699**	**5**	**5**
Total derivative financial instruments	**1,413,264**	**10,704**	**10,388**
Effect of netting		**-**	**-**
		10,704	**10,388**

30. Fair Values (continued)

	30.06.04			31.12.04		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Trading book						
Forward foreign exchange contracts	411,031	3,628	3,632	409,003	6,789	6,500
Foreign exchange derivative contracts						
Currency swaps and options	138,782	1,555	1,473	116,734	2,592	2,532
Exchange traded futures and options	353	1	7	238	-	-
Total	139,135	1,556	1,480	116,972	2,592	2,532
Interest rate derivative contracts						
Swaps	344,993	2,577	2,794	409,418	3,359	3,125
Forward rate agreements and options	64,667	110	110	57,475	101	127
Exchange traded futures and options	129,562	54	53	96,282	54	54
Total	539,222	2,741	2,957	563,175	3,514	3,306
Total trading book derivative financial instruments	1,089,388	7,925	8,069	1,089,150	12,895	12,338
Effect of netting		(4,375)	(4,375)		(7,563)	(7,563)
		3,550	3,694		5,332	4,775

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges under UK GAAP for 2004.

	30.06.04			31.12.04		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m	Notional principal amounts $m	Positive Fair value $m	Negative Fair value $m
Non-trading book						
Interest rate derivative contracts						
Swaps	1,142	1	5	2,304	17	4
Forward rate agreements and options	53	-	-	495	-	-
Exchange traded futures and options	1,694	-	-	-	-	-
Total	2,889	1	5	2,799	17	4
Equity and stock derivatives	1	-	-	-	-	-
Commodity derivative contracts	617	-	-	6,030	33	33
Total non-trading book derivative financial instruments	3,507	1	5	8,829	50	37

30. Fair Values (continued)

	30.06.05		30.06.04		31.12.04	
	Book value $m	Market value $m	Book value $m	Market value $m	Book value $m	Market value $m
Listed and publicly traded securities:						
Financial assets	**26,804**	**26,804**	18,566	18,562	16,627	16,689
Preference shares	**1,190**	**1,448**	655	774	676	856
Other financial liabilities	**36,794**	**35,913**	10,901	11,053	12,013	11,833
Financial liabilities	**37,984**	**37,361**	11,556	11,827	12,689	12,689

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

31. Credit Exposures in respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 30 June 2005, 30 June 2004 and 31 December 2004 for trading (and for 2004, non-trading) purposes is set out below:

	30.06.05				30.06.04			
	Under One Year $m	One to five years $m	Over five years $m	Total $m	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts								
Notional principal amount	**525,738**	**57,407**	**9,787**	**592,932**	498,725	47,880	3,208	549,813
Net replacement cost	**5,473**	**1,786**	**(273)**	**6,986**	4,171	922	90	5,183
Interest rate derivative contracts								
Notional principal amount	**273,035**	**226,938**	**43,938**	**543,911**	212,724	165,612	32,519	410,855
Net replacement cost	**549**	**1,864**	**1,296**	**3,709**	512	1,453	723	2,688
Equity and stock index								
Notional principal amount	**314**	**7**	**12**	**333**	1	-	-	1
Net replacement cost	**3**	**-**	**-**	**3**	-	-	-	-
Commodity derivative contracts								
Notional principal amount	**1,364**	**4,335**	**-**	**5,699**	308	309	-	617
Net replacement cost	**-**	**1**	**4**	**5**	-	-	-	-
Counterparty risk								
Financial institutions				**10,182**				6,242
Non financial institutions				**521**				1,629
Total net replacement cost				**10,703**				7,871

31. Credit Exposures in respect of Derivative Contracts (continued)

	31.12.04			
	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts				
Notional principal amount	479,468	41,409	4,860	525,737
Net replacement cost	7,640	1,504	237	9,381
Interest rate derivative contracts				
Notional principal amount	243,369	189,548	36,775	469,692
Net replacement cost	519	1,782	1,176	3,477
Commodity derivative contracts				
Notional principal amount	1,094	4,348	588	6,030
Net replacement cost	3	23	7	33
Counterparty risk				
Financial institutions				11,532
Non financial institutions				1,359
Total net replacement cost				12,891

The risk section of the Financial Review on pages 36 and 37 explains the Group's risk management of derivative contracts.

32. Market Risk

	6 months ended 30.06.05			**30.06.05**
Trading book	**Average $m**	**High $m**	**Low $m**	**Actual $m**
Daily value at risk:				
Interest rate risk	**4.1**	**5.5**	**3.1**	**3.6**
Foreign exchange risk	**1.6**	**2.8**	**1.0**	**1.4**
Total	**4.4**	**5.9**	**3.5**	**3.9**

	6 months ended 30.06.04			30.06.04	6 months ended 31.12.04			31.12.04
Trading book	Average $m	High $m	Low $m	Actual $m	Average $m	High $m	Low $m	Actual $m
Daily value at risk:								
Interest rate risk	3.1	4.1	2.2	3.1	3.5	4.4	2.7	3.4
Foreign exchange risk	2.7	4.5	1.3	2.5	2.2	3.6	1.2	3.0
Total	4.4	6.0	3.1	4.5	4.1	5.5	3.2	5.1

32. Market Risk (continued)

This note should be read in conjunction with the market risk section of the Financial Review on pages 36 and 37 which explains the Group's market risk management.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using a VaR methodology. The Group uses historic simulation as its VaR methodology.

The total Group Trading book VaR shown in the table above is not a sum of the interest rate and exchange rate risks due to offset. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are likely to be experienced six times per year.

The historic simulation method is used with an observation period of one year and involves the revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio.

The Group recognises that there are limitations to the VaR methodology. These limitations include the fact that the historic data may not be the best proxy for future price movements, either because the observation period does not include representative price movements or, in some cases, because of incomplete market data.

The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. To manage the risk arising from events, which the VaR methodology does not capture, the Group regularly stress tests its main market risk exposures. Stress testing involves valuing portfolios at prices, which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the Group Risk Committee.

33. Statutory Accounts

The information in this interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This document was approved by the Board on 8 August 2005. The comparative figures for the financial year end 31 December 2004 are not the Company's statutory accounts for that financial year.

These statutory accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

34. Forward Looking Statements

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered.

They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

35. Transition to EU Endorsed IFRS

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied, which are as set out below, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the directors have assumed that the following IFRSs issued by the International Accounting Standards Board will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 December 2005:

- Amendment to IAS 19 Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures
- Amendments to IAS 39 - Financial Instruments: Recognition and Measurement The Fair Value Option

The adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

Application of IFRS 1: First-time adoption of International Financial Reporting standards

The Group's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these interim consolidated financial statements is 30 June 2005. The Group's IFRS adoption date is 1 January 2005.

In preparing these interim consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application elected by the Group

The Group has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations exemption

The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

(b) Fair value as deemed cost exemption

The Group has elected to deem as cost certain items of property, plant and equipment held at valuation as at 1 January 2004.

(c) Cumulative translation differences exemption

The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004.

(d) Exemption from restatement of comparatives for IAS 32 and IAS 39

The Group elected to apply this exemption. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 have been determined and recognised at 1 January 2005.

(e) Share-based payment transaction exemption

As the Group has not previously published information regarding the fair value of employee rewards, it has been required to apply the share-based payment exemption. It applied IFRS 2 from 1 January 2004 to those equity settled share awards that were issued after 7 November 2002 but that have not vested by 1 January 2005.

35. Transition to EU Endorsed IFRS (continued)

Exceptions from full retrospective application followed by the Group

The Group has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not chose to apply the IAS 39 derecognition criteria to an earlier date.

(b) Estimates exception

Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous UK GAAP, unless there is evidence that those estimates were in error.

(c) Assets held for sale and discontinued operations exception

Management has applied IFRS 5 prospectively from 1 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 1 January 2005.

Reconciliations between IFRS and UK GAAP

The following reconciliations provide details of the impact of the transition on:
- equity at 1 January 2004 (excluding IAS 32/39)
- equity at 30 June 2004 (excluding IAS 32/39)
- equity at 31 Dec 2004 (excluding IAS 32/39)
- equity at 1 January 2005 (including IAS 32/39)
- profit and loss 30 June 2004 (including IAS 32/39)
- profit and loss 31 December 2004 (excl IAS 32/39)

An explanation of the adjustments and the Group's accounting policies under IFRS is set out in the presentation and press release entitiled "Standard Chartered PLC Results for 2004 Restated Under International Financial Reporting Standards" dated 12 May 2005. Copies of this document are available from the Group's website at:
http://investors.standardchartered.com

STANDARD CHARTERED PLC – NOTES (continued)

35. Transition to EU Endorsed IFRS (continued)

Reconciliation of equity

01.01.04

	Share capital/ premium and redemption reserve $m	Premises revaluation $m	Own shares held in ESOP Trusts $m	Retained earnings $m	Minority interest $m	**Total equity $m**
UK GAAP	3,768	(2)	(60)	3,823	614	**8,143**
Dividends	-	-	-	439	-	**439**
Fixed Assets	-	81	-	(84)	-	**(3)**
Share options	-	-	-	(3)	-	**(3)**
Consolidation	-	-	-	25	6	**31**
Tax	-	(22)	-	(9)	-	**(31)**
Other	-	-	-	(9)	-	**(9)**
IFRS	3,768	57	(60)	4,182	620	**8,567**

30.06.04

	Share capital/ premium and redemption reserve $m	Premises revaluation $m	Own shares held in ESOP Trusts $m	Retained earnings $m	Minority interest $m	**Total equity $m**
UK GAAP	3,778	-	(74)	4,301	626	**8,631**
Dividends	-	-	-	208	-	**208**
Goodwill	-	-	-	21	-	**21**
Fixed Assets	-	81	-	(84)	-	**(3)**
Share options	-	-	-	10	-	**10**
Consolidations	-	-	-	17	4	**21**
Tax	-	-	-	(4)	-	**(4)**
Other	-	-	-	(22)	-	**(22)**
IFRS	3,778	81	(74)	4,447	630	**8,862**

31.12.04

	Share capital/ premium and redemption reserve $m	Premises revaluation $m	Own shares held in ESOP Trusts $m	Retained earnings $m	Minority interest $m	**Total equity $m**
UK GAAP	3,818	(5)	(8)	4,630	956	**9,391**
Dividends	-	-	-	532	-	**532**
Goodwill	-	-	-	114	-	**114**
Fixed Assets	-	81	-	(84)	-	**(3)**
Share options	-	-	-	16	-	**16**
Consolidations	-	-	-	27	8	**35**
Tax	-	-	-	(4)	-	**(4)**
Other	-	-	-	(12)	-	**(12)**
IFRS	3,818	76	(8)	5,219	964	**10,069**

STANDARD CHARTERED PLC – NOTES (continued)

35. Transition to EU Endorsed IFRS (continued)

01.01.05	Share capital/premium and redemption reserve $m	Other equity instruments $m	AFS reserves $m	Cash flow hedge reserve $m	Premises revaluation $m	Retained earnings $m	Minority interest $m	Total equity $m
IFRS (ex IAS 32/39)	3,818	-	-	-	76	5,211	964	10,069
Debt/Equity	(375)	994	-	-	-	20	-	639
Effective Yield	-	-	-	-	-	109	-	109
Derivatives/hedging	-	-	-	61	-	58	(4)	115
Asset classification/ fair values	-	-	87	-	-	(27)	-	60
Other	-	-	-	-	-	(142)	-	(142)
Impairment	-	-	-	-	-	33	-	33
Tax	-	-	(14)	(19)	-	(55)	-	(88)
IFRS	3,443	994	73	42	76	5,207	960	10,795

Reconciliation of profit and loss

Profit attributable to shareholders	6 months ended 30.06.04 $m	12 months ended 31.12.04 $m
UK GAAP	746	1,479
Goodwill	21	114
Share options	(12)	(23)
Consolidations	2	3
Tax	7	7
Other	(8)	(2)
IFRS	756	1,578

36. UK and Hong Kong Accounting Requirements

On 1 January 2005 the Group converted from UK GAAP to International Accounting Standards endorsed by the EU, or those that are expected to be endorsed by 31 December 2005. The consolidated financial statements of the Group for the six months ended 30 June 2005, including 2004 comparatives, have been prepared accordingly, except that the 2004 comparatives exclude the effects of IAS 32 and 39. Where applicable for 2004, the principles of UK GAAP have been applied. On 1 January 2005 Hong Kong GAAP adopted an accounting standard on financial instruments similar to IAS 39. There would be no material differences between the accounting conventions except as set out below:

Investments in Securities

2004 IFRS excluding IAS 32/39

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for impairment. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the profit and loss account. Securities other than investment securities are classified as dealing securities and are stated at market value.

2004 Hong Kong GAAP

Under Hong Kong Statement of Standard Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its 2004 comparative financial statements under Hong Kong SSAP24 there would have been a net charge to the profit and loss account for the six months ended 30 June 2004 of $24 million and $9 million for the 12 months ended 31 December 2004, an increase in the book amount of investment in securities of $25 million as at 30 June 2004 and $46 million as at 31 December 2004 and a credit to reserves of $18 million at 30 June 2003 and $32 million at 31 December 2003.

Share Awards – Additional Information

1994 Executive Share Option Schemes
As at 1 January 2005, there were options outstanding over 2,252,949 ordinary shares under the schemes. During the first half of the year, options over 54,000 ordinary shares lapsed and options over 567,538 ordinary shares were exercised at various prices from 387 pence to 888 pence. There were no options granted under these schemes during the year.

As at 30 June 2005, there were options outstanding over 1,631,411 ordinary shares which may be exercised on various dates up to 2009 under the rules of the schemes.

Supplemental Executive Share Options Scheme
As at 1 January 2005, there were options outstanding over 379,819 ordinary shares under the scheme. During the year 379,819 options over ordinary shares lapsed and there were no exercises.

The exercise of these options were linked to performance criteria. As at 30 June 2005, there were no options outstanding under the scheme.

1997 Restricted Share Scheme
As at 1 January 2005, there were awards outstanding over 5,396,020 ordinary shares. During the first half of the year, awards over 1,016,807 ordinary shares were exercised and awards over 97,907 ordinary shares lapsed.

The following awards were made:

Date award made	Number of shares awarded	Exercise period
9 March 2005	2,527,452	2007 - 2012
14 June 2005	37,393	2007 - 2012

As at 30 June 2005, there were awards outstanding over 6,846,151 ordinary shares.

2000 Executive Share Option Scheme
As at 1 January 2005, there were options outstanding over 30,707,971 ordinary shares under the scheme. During the first half of the year, options over 362,764 ordinary shares lapsed and 2,604,914 ordinary shares options were exercised at various prices from 722.8 pence to 935.5 pence.

The following options were granted under the scheme:

Date option granted:	Option price per share	Number of shares under option	Exercise period
9 March 2005	971.0	752,938	2008 – 2015
14 June 2005	1039.5	153,839	2008 – 2015

The exercise of options granted during the year will be linked to performance criteria.

As at 30 June 2005, there were options outstanding over 28,647,070 ordinary shares which may be exercised at various dates up to 2015 under the rules of the scheme.

2001 Performance Share Plan
At 1 January 2005, there were awards outstanding over 3,066,957 ordinary shares.

The following awards were granted under the Plan:

Date award made	Number of shares awarded	Exercise period
9 March 2005	1,497,179	2008 – 2015

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION (continued)

Share Awards – Additional Information (continued)

The awards granted under the 2001 performance share plan are nil cost options. The exercise of awards granted during the year will be linked to performance criteria. During the first half of the year awards over 401,401 ordinary shares were exercised and awards over 82,583 ordinary shares lapsed.

At 30 June 2005, there were awards outstanding over 4,080,152 ordinary shares.

Savings Related Share Option Schemes

UK Schemes

At 1 January 2005, there were options outstanding over 1,380,980 ordinary shares under these schemes. During the first half of the year, options were exercised over 28,699 ordinary shares at prices from 559.5 to 743 pence and 48,095 options lapsed. No options were granted under the schemes.

At 30 June 2005, there were options outstanding over 1,304,186 ordinary shares, which may be exercised at various dates up to 2010 under the rules of the schemes.

International Schemes

At 1 January 2005, there were 8,273,070 options outstanding under the schemes. During the first half of the year, options were exercised over 167,653 ordinary shares at prices from 334 pence to 743 pence and 487,640 options lapsed. No options were granted under the schemes.

At 30 June 2005, there were options outstanding over 7,617,777 ordinary shares which may be exercised on various dates up to 2010 under the rules of the schemes.

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION (continued)

Directors' interests in Ordinary Shares – Additional Information

Director	At 1 January 2005 Total interests	Personal interests	Family interests	Other interests (e)	At 30 June 2005 Total interests
B K Sanderson	101,617	132,423	11,159	26,062	169,644
E M Davies	124,538	109,291	-	51,602	160,893
Sir CK Chow	15,664	15,664	-	-	15,664
M B DeNoma	53,172	103,107	-	24,941	128,048
J F T Dundas	2,100	2,100	-	-	2,100
V F Gooding	-	2,049	-	-	2,049
Ho KwonPing	2,375	2,429	-	-	2,429
R H P Markham	2,232	2,282	-	-	2,282
R Markland	2,019	2,065	-	-	2,065
R H Meddings	17,947	11,669	-	24,081	35,750
K S Nargolwala	116,917	147,340	-	24,941	172,281
H E Norton	4,000	4,000	-	-	4,000
P A Sands	24,238	15,503	-	30,961	46,464
P D Skinner	3,029	3,097	-	-	3,097
O H J Stocken	5,000	10,000	-	-	10,000

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

(d) Miss Gooding was appointed as an independent non-executive director on 1 January 2005.

(e) The shares shown in this column are Deferred Bonus Plan shares. Under the 2004 Deferred Bonus Plan, shares are awarded instead of all or part of the director's annual cash bonus. The shares are held in trust and automatically vest one year after the date of purchase; no exercise is necessary.

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION (continued)

Directors' interests in Ordinary Shares (continued)

Director	Scheme	At 1 January 2005	Granted	Exercised	Lapsed	At 30 June 2005	Weighted average exercise price (pence)	Period of Exercise
B K Sanderson	2000 Scheme	142,055	49,433[a]	-	-	191,488	822.5	2006-2015
	Sharesave	2,472		-	-	2,472	641	2008-2009
E M Davies	2000 Scheme	1,138,426	154,479(a)	-	-	1,292,905	796.65	2005-2015
	Sharesave	2,957	-	-	-	2,957	559.5	2007-2008
	Supplemental Scheme	26,832	-	-	26,832	-	-	-
	1994 Scheme	132,848	-	-	-	132,848	754.02	2005-2009
M B DeNoma	2000 Scheme	622,473	64,109(a)	316,828[b]	-	369,754	795.8	2006-2015
	Sharesave	2,397	-	2,397[b]	-	-	-	-
	Supplemental Scheme	36,585	-	-	36,585	-	-	-
	1994 Scheme	33,783	-	33,783[b]	-	-	-	-
R H Meddings	2000 Scheme	302,805	74,794(a)	-	-	377,599	817.99	2005-2015
	Sharesave	1,439	-	-	-	1,439	641	2006-2007
K S Nargolwala	2000 Scheme	580,819	64,109(a)	-	-	644,928	829.16	2005-2015
	Supplemental Scheme	54,878	-	-	54,878	-	-	-
	1994 Scheme	99,063	-	-	-	99,063	757.1	2005-2009
P A Sands	2000 Scheme	500,580	97,837(a)	-	-	598,417	835.54	2005-2015
	Sharesave	2,957	-	-	-	2,957	559.5	2007-2008

Notes

(a) Exercise Price: 971p

(b) Market value on date of exercise (21 June 2005) 1039p.

(c) 2000 Executive Share Option Scheme (the 2000 Scheme). Executive share options are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is at least the share price at the date of grant and options can normally only be exercised if an earnings per share (EPS) linked performance condition is satisfied. For awards granted in 2005, there is a sliding scale EPS performance condition. EPS must increase by a minimum of 15 per cent over the performance period for partial vesting, and by 30 per cent for full vesting.

(d) Sharesave. Sharesave is an all employee share scheme in which staff across the Group, including the executive directors, are eligible to participate. There are two schemes - the UK Sharesave Scheme and the International Sharesave Scheme.

Under Sharesave participants have a choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, participants may purchase ordinary shares in the Company. The price at which they may purchase shares is typically at a 20 per cent discount to the share price at the date of invitation. There are no performance conditions attached to awards under the Sharesave schemes.

(e) 1997 Supplemental Executive Share Option Scheme (the Supplemental Scheme). No awards have been made under the Supplemental Scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances.

To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if, firstly, the share price over 20 consecutive days exceeds the share price at grant by at least 50 per cent plus RPI and, secondly, EPS increases by at least 25 per cent plus RPI. All subsisting awards under this scheme have now lapsed.

(f) 1994 Executive Share Option Scheme (the 1994 Scheme) (closed). No awards have been made under the 1994 Scheme since August 1999 as it was replaced by the 2000 Scheme.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

Further details of the share schemes mentioned above, can be found in the Company's 2004 Report and Accounts, which is available on the Company's website: http://investors.standardchartered.com

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION (continued)

Directors' interests in Ordinary Shares (continued)

		Options where market price greater than exercise price			Options where market price lower than exercise price		
Director	**Type of Scheme***	**At 30 June 2005**	**Weighted exercise price (pence)**	**Expiry date**	**At 30 June 2005**	**Weighted exercise price (pence)**	**Expiry date**
B K Sanderson	Executive Schemes	191,488	822.5	2015	-	-	-
	Sharesave	2,472	641	2009	-	-	-
E M Davies	Executive Schemes	1,425,753	792.68	2007-2015	-	-	-
	Sharesave	2,957	559.5	2008	-	-	-
M B DeNoma	Executive Schemes	369,754	795.80	2013-2015	-	-	-
R H Meddings	Executive Schemes	377,599	817.99	2012-2015	-	-	-
	Sharesave	1,439	641	2007	-	-	-
K S Nargolwala	Executive Schemes	743,991	819.56	2008-2015	-	-	-
P A Sands	Executive Schemes	598,417	835.54	2012-2015	-	-	-
	Sharesave	2,957	559.50	2008	-	-	-

*Executive Schemes includes the 1994 Executive Share Option Scheme and the 2000 Executive Share Option Scheme

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION (continued)

Directors' interests in Ordinary Shares (continued)

Director	Scheme	At 1 January 2005	Granted	Exercised	Lapsed	At 30 June 2005	Period of vesting
B K Sanderson	Performance Share Plan	32,068	-	-	-	32,068	2007
	Performance Share Plan	-	57,672(a)	-	-	57,672	2008
	Restricted Share Scheme	40,404	-	20,202(b)	-	20,202	2005
E M Davies	Performance Share Plan	83,010	-	-	-	83,010	2005
	Performance Share Plan	86,893	-	-	-	86,893	2006
	Performance Share Plan	69,481	-	-	-	69,481	2007
	Performance Share Plan	70,575	-	-	-	70,575	2007
	Performance Share Plan	-	154,479(a)	-	-	154,479	2008
M B DeNoma	Performance Share Plan	30,713	-	28,409(c)	2,304	-	-
	Performance Share Plan	55,032	-	-	-	55,032	2006
	Performance Share Plan	42,757	-	-	-	42,757	2007
	Performance Share Plan	21,715	-	-	-	21,715	2007
	Performance Share Plan	-	74,794(a)	-	-	74,794	2008
R H Meddings	Performance Share Plan	38,015	-	-	-	38,015	2006
	Performance Share Plan	37,413	-	-	-	37,413	2007
	Performance Share Plan	9,500	-	-	-	9,500	2007
	Performance Share Plan	-	74,794(a)	-	-	74,794	2008
	Restricted Share Scheme	45,319	-	-	-	45,319	2004-2005
K S Nargolwala	Performance Share Plan	51,189	-	47,349(d)	3,840	-	-
	Performance Share Plan	55,032	-	-	-	55,032	2006
	Performance Share Plan	42,757	-	-	-	42,757	2007
	Performance Share Plan	21,715	-	-	-	21,715	2007
	Performance Share Plan	-	74,794(a)	-	-	74,794	2008
P A Sands	Performance Share Plan	52,216	-	48,299(e)	3,917	-	-
	Performance Share Plan	65,170	-	-	-	65,170	2006
	Performance Share Plan	48,102	-	-	-	48,102	2007
	Performance Share Plan	36,644	-	-	-	36,644	2007
	Performance Share Plan	-	97,837(a)	-	-	97,837	2008
	Restricted Share Scheme	52,216	-	-	-	52,216	2004-2005

Notes

(a) Market value on date of award (9 March 2005) was 971p.

(b) Market value on date of exercise (10 June 2005) was 1042.5p.

(c) Market value on date of exercise (21 June 2005) was 1039p.

(d) Market value on date of exercise (11 May 2005) was 973p.

(e) Market value on date of exercise (23 May 2005) was 989p.

(f) 2001 Performance Share Plan (the Plan). Under the Plan awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant.

Before any award can be exercised under the Plan, certain performance conditions need to be met. The performance conditions are set at the time of the award. 50 per cent of each award is subject to the satisfaction of a relative total shareholder return performance target. The remaining 50 per cent of the award is subject to the satisfaction of an EPS performance target. Further details of the performance conditions can be found in the Company's 2004 Report and Accounts, which is available on the Company's website: http://investors.standardchartered.com

(g) 1997 Restricted Share Scheme (the Restricted Share Scheme). The awards under the Restricted Share Scheme are nil cost options and are not normally granted to executive directors except upon their appointment. Fifty per cent of the award vests two years after the date of grant and the remainder after three years. There are no performance conditions attached to awards under the Restricted Share Scheme.

Further details of the share schemes mentioned above, can be found in the Company's 2004 Report and Accounts, which is available on the Company's website: http://investors.standardchartered.com

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION

Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.

Securities transactions

The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Listing Rules of the Hong Kong Stock Exchange, and that the directors of the Company have complied with this code of conduct throughout the period.

Share price information

The middle market price of an ordinary share at the close of business on 30 June 2005 was 1020 pence. The share price range during the first half of 2005 was 924.5 pence to 1043 pence (based on the closing middle market prices).

Substantial shareholders

The Company and its shareholders have been granted partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance ("SFO").

As a result of this exemption, shareholders no longer have an obligation under the SFO to notify the Company of substantial shareholding interests, and the Company is no longer required to maintain a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests made in the UK.

Dividend and interest payment dates

2005 Interim dividend

Ex dividend date	17 August 2005
Record date for dividend	19 August 2005
Dividend payment date	14 October 2005

2005 Final dividend	**(provisional only)**
Results and dividend announced	2 March 2006

Preference shares	**Next half- yearly dividend**
7⅜ per cent Non-Cumulative Irredeemable preference shares of £1each	1 October 2005
8¼ per cent Non-Cumulative Irredeemable preference shares of £1each	1 October 2005
8.9 per cent Non-Cumulative preference shares of $5 each:	Dividends paid on the 1st of each calendar quarter

Previous dividend payments

Dividend and financial year	Payment date	Cash dividend per ordinary share	Cost of one new ordinary share under the share dividend scheme
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82c/8.6856p	No offer
Final 2001	17 May 2002	29.10c/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10c/9.023p	£6.537/$10.215
Final 2002	13 May 2003	32.9c/20.692p/ HK$2.566	£6.884/$10.946
Interim 2003	10 October 2003	15.51c/9.3625p/HK$1.205	£8.597/$14.242
Final 2003	14 May 2004	36.49c/20.5277p/HK$2.8448	£8.905/$15.830
Interim 2004	8 October 2004	17.06c/9.4851p/HK$1.3303	£9.546/$17.16958
Final 2004	13 May 2005	44.44c/21.145p/HK$3.15156	£9.384/$17.947

ShareCare

ShareCare is available to shareholders on the United Kingdom share register who have a resident address in the United Kingdom. Sharecare allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Bankers' Automated Clearing System (BACS)

Dividends and loan stock interest can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and shareholder enquiries

If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom share register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138.

If you hold your shares on the Hong Kong branch register and you have enquiries, please contact Computershare Hong Kong Investor Services Limited at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong. You can check your shareholding at: www.computershare.com

Chinese translation

If you would like a Chinese version of this Interim Report please contact: Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong.

中期報告之中文譯本可向香港中央證券登記有限公司索取，地址：香港皇后大道東 183 號合和中心 46 樓。

Shareholders on the Hong Kong branch register who have asked to receive corporate communications in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Interim Report, the English text shall prevail.

Taxation

Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong and the United States will be sent to you with your dividend documents.

Electronic communications

If you hold your shares on the United Kingdom share register and in future you would like to receive the Report and Accounts and Interim Reports electronically rather than by post, please register online at: www.standardchartered.com/investors.

Then click on Update **Shareholder Details** and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Independent review report by KPMG Audit Plc to Standard Chartered PLC

Introduction

We have been engaged by the company to review the financial information set out on pages 41 to 80 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the group will be prepared in accordance with IFRSs adopted for use in the European Union. This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting as described in Note 1 and the requirements of IFRS 1 First-time Adoption of International Financial Reporting Standards relevant to interim reports.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
London
8 August 2005

Financial Calendar

Ex-dividend date	17 August 2005
Record date	19 August 2005
Posting to shareholders of 2005 Interim Report	2 September 2005
Payment date – interim dividend on ordinary shares	14 October 2005

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
+44 20 7280 7708

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Cindy Tang, Head of Media Relations
+44 207 280 6170

The following information will be available on our website

- *A live webcast of the interim results analyst presentation (available from 10:45am BST)*
- *A pre-recorded webcast and Q/A session of analyst presentation in London (available 1:00pm BST)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director available from 9:00am BST.*
- *Slides for the Group's presentations (available after 1:00pm BST)*

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to Corporate Responsibility is available at http://www.standardchartered.com/corporateresponsibility

The 2005 Interim Report will be made available on the website of the Stock Exchange of Hong Kong and on our website www.standardchartered.com as soon as is practicable.


We have
a vision
Seeing is
Believing

Seeing is Believing

Standard Chartered aims to raise funds for one million sight restorations.

There are 37 million blind people in the world today, but a staggering 75 per cent of this blindness is avoidable. Through Seeing is Believing, we aim to raise enough funds to contribute to one million sight restorations by World Sight Day 2006.

In partnership with Sight Savers International, ORBIS International and VISION 2020 – the international body for the elimination of avoidable blindness – Standard Chartered has identified 12 flagship projects in 10 countries.

The funds collected will go towards cataract operations, training of eye care doctors, building of training facilities and vision centres.

Together, with your support, we believe that we can make a significant difference.

Give someone the power of sight. Join us today to make a difference.

If you would like to support Seeing is Believing, please contact:
Jerry Ngo, Public Affairs Manager seeingis.believing@uk.standard-chartered.com
Telephone: +44 (0)20 7280 7184

For further information on Seeing is Believing
visit www.seeingisbelieving.org.uk

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business
in Hong Kong:
32nd Floor, 4-4A Des Voeux Road,
Central, Hong Kong

Registered in England
number: 966425

ORBIS saving sight worldwide
sightsavers INTERNATIONAL
UK Registered Charity No. 207544
VISION 2020 THE RIGHT TO SIGHT
Standard Chartered

www.standardchartered.com

FILE NUMBER 82-5188

Standard Chartered

STANDARD CHARTERED PLC

(Registered in England and Wales number 966425)

STOCK CODE: 2888

ACQUISITION OF KOREA FIRST BANK

DISCLOSEABLE TRANSACTION

THIS CIRCULAR IS FOR YOUR INFORMATION AND, OTHER THAN AS DESCRIBED IN THE FIRST PARAGRAPH BELOW, REQUIRES NO ACTION ON YOUR PART.

If you have sold or transferred all your shares in Standard Chartered PLC, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

The Placing Shares (as defined on page 6 of this circular) have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

1 February 2005

CONTENTS | PAGE

This circular includes "forward-looking statements". All statements other than statements of historical facts included in this circular, including, without limitation, those regarding the Company's financial position, business strategy, markets, plans and objectives of management for future operations (including plans for the integration and development of Korea First Bank and other development plans and objectives relating to the Company's products and services), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of the Company or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment (including, in respect of Korea First Bank, economic and market conditions in Korea) in which the Company will operate in the future and such assumptions may or may not prove to be correct. These forward-looking statements speak only as at the date of this circular. The Company expressly disclaims any obligation (other than pursuant to the Listing Rules of the UK Listing Authority (being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) or the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Standard Chartered

1 February 2005

Dear Shareholder

ACQUISITION OF KOREA FIRST BANK

On 10 January 2005, Standard Chartered PLC ("Standard Chartered" or the "Company") announced that Standard Chartered Bank had entered into an agreement on that day to acquire the entire share capital of Korea First Bank for approximately KRW3.4 trillion (US$3.3 billion) in cash. The acquisition, which is subject to certain conditions including regulatory consents, is expected to be completed by the end of April 2005.

The acquisition constitutes a discloseable transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

The purpose of this circular is to give you further information regarding the acquisition and other information required by the Hong Kong Listing Rules for a discloseable transaction. This circular also complies with the Listing Rules of the UK Listing Authority (being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) (the "UK Listing Rules").

INTRODUCTION

A stated strategic objective for Standard Chartered is to build a bigger presence in the Republic of Korea (South Korea, hereafter referred to as "Korea") which is the world's 10th largest economy, Asia's third largest and is expected to grow by 4.3% in 2005. Korea's banking sector generates a revenue pool estimated to be worth approximately US$44 billion, over three times the size of Hong Kong, according to Standard Chartered estimates.

The acquisition of Korea First Bank will significantly increase Standard Chartered's presence in Korea, increasing the revenue contribution to 16% of Standard Chartered's total revenue, based on figures for the first half of 2004.

The acquisition will also result in an increase in Standard Chartered's assets in Korea, making Korea Standard Chartered's second largest market, by assets, after Hong Kong.

Korea First Bank is the seventh largest banking group in Korea by assets, with a market share of approximately 6% and over three million retail customers. Korea First Bank has one of the lowest ratios of non-performing loans in Korea (1.4%: September 2004).

The purchase price represents approximately 1.87 times the net asset value of Korea First Bank as at 30 September 2004.

Based on Standard Chartered's forecasts for business growth and transaction benefits, the acquisition of Korea First Bank is expected to be earnings per share accretive in 2006.

Standard Chartered will finance the acquisition using the proceeds of an institutional placing of new Standard Chartered ordinary shares, which was completed on 14 January 2005 and raised net proceeds of approximately GBP1,071 million, together with other funding resources.

DESCRIPTION OF KOREA FIRST BANK

Korea First Bank is a Korean retail and wholesale bank with a national network of branches. It is the seventh largest nationwide commercial bank in Korea, as measured by assets, and the fifth largest as measured by branches.

Historically Korea First Bank was a wholesale-based bank but, following a change of control in December 1999, the bank was substantially restructured and refocused as a mortgage-led consumer business. Based on unaudited data as at 30 September 2004, mortgages made up 45% of total loans. The bank has been restructured through a number of initiatives including implementing a new operating platform, setting up shared service centres, centralising risk management and creating a focus on profitability rather than volume.

Korea First Bank is a nationally networked bank with:

- a Korean banking market share of around 6%
- approximately 400 branches
- approximately 2,100 ATMs and cash deposit machines
- 68,000 corporate and public customers
- 3.3 million retail customers
- over 1.1 million credit cards in circulation
- 2.6 million e-banking clients
- over 5,000 employees

As at 30 September 2004, using unaudited data, Korea First Bank had:

- total assets of KRW44.1 trillion (US$41.9 billion)
- total loans of KRW31.5 trillion (US$30.0 billion)

- net assets of KRW1.8 trillion (US$1.7 billion)
- a total capital adequacy ratio of 12.1% and a tier 1 ratio of 7.0%

For the nine months ended 30 September 2004, unaudited revenues were KRW785 billion (US$747 million) and unaudited profits before tax were KRW134 billion (US$127 million). Audited profits before tax were KRW95 billion (US$90 million) in 2002 and KRW93 billion (US$88 million) in 2003. Korea First Bank recorded audited profits after tax and extraordinary items of KRW102 billion (US$97 million) in 2002 and an audited loss after tax and extraordinary items of KRW13 billion (US$12 million) in 2003. Unaudited net assets of Korea First Bank were KRW1,733 billion (US$1,649 million) at 30 June 2004 and KRW1,803 billion (US$1,716 million) at 30 September 2004.

DESCRIPTION OF STANDARD CHARTERED

Standard Chartered employs over 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising some 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both consumer and wholesale banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered in Korea

Standard Chartered first opened in Korea in the late 19th century and was the first European bank to be invited back into the country in 1968. It operates today through a branch in Seoul, with total assets of approximately US$3.3 billion supported by 170 employees and about 300 direct sales agents. Standard Chartered's business has historically focused on commercial banking, treasury and debt capital markets. In September 2003, Standard Chartered opened a consumer banking business, which it has grown organically.

ACQUISITION

Details of the Acquisition

Under the terms of the share purchase agreement dated 10 January 2005 between Standard Chartered Bank and KFB Newbridge Holdings (Private) Limited ("KFB Newbridge"), KFB Newbridge will exercise its rights to require the other shareholders of Korea First Bank (being the Ministry of Finance and Economy of the Republic of

Korea and the Korea Deposit Insurance Corporation (the "Government Shareholders")) to accede to the share purchase agreement and sell to Standard Chartered Bank 100% of the shares in Korea First Bank. KFB Newbridge is a company established to hold the investment of private equity investors in Korea First Bank.

The total consideration payable in cash to the shareholders of Korea First Bank is approximately KRW3.4 trillion (approximately US$3.3 billion). The transaction, which is subject to certain conditions including regulatory consents, is expected to be completed by the end of April 2005. Unless otherwise approved by the parties, such approval not to be unreasonably withheld or delayed, completion must take place within 150 days after 10 January 2005, failing which the agreement will terminate.

In addition to the share purchase agreement, Standard Chartered Bank has entered into a transition agreement with Korea First Bank dated 10 January 2005 in relation to, among other things, the carrying on of business by Korea First Bank prior to completion of the transaction.

To the best of the knowledge, information and belief of Standard Chartered's directors (the "Directors") having made all reasonable enquiry, KFB Newbridge, the Government Shareholders and Korea First Bank are third parties independent of Standard Chartered and connected persons (as defined in the Hong Kong Listing Rules) of Standard Chartered.

Acquisition Rationale and Benefits

Korea's banking sector has a revenue pool of approximately US$44 billion, according to Standard Chartered estimates. Korea First Bank represents a robust platform for growth in both wholesale and consumer banking.

Standard Chartered expects to leverage Korea First Bank's nationwide platform to capture new product and customer segments and increase earnings. Korea First Bank has been restructured by its current management team and would now benefit from the product and management breadth brought by an international partner which is expected to facilitate significant growth. This acquisition will provide additional diversification of Standard Chartered's earnings base.

Korea is one of the largest consumer and wholesale banking markets in the world and there is opportunity to create value by the introduction of more sophisticated banking products.

The acquisition presents an opportunity to acquire a well-managed bank with a sizeable national distribution network that would serve as a strong platform for growth. Based on Standard Chartered's forecasts for business growth and transaction benefits, the acquisition is expected to be earnings per share accretive in 2006.

Standard Chartered will look to grow Korea First Bank in ways that will include:

In Consumer Banking

- building relationships focused on market segments e.g. for small and medium-sized enterprises ("SMEs") and wealth management products;
- cross-selling to mortgage and personal loan customers;
- product development and innovation in trade and cash management for SMEs, mortgages, deposit and investment products;
- sharing best practice techniques in customer segmentation, credit scoring and risk management.

In Wholesale Banking

- leveraging Standard Chartered's international network to realise opportunities in trade finance, global markets, and regional cash management;
- expanding the client base in multinational corporations, financial institutions and middle market companies;
- broadening the range of fee-based products across global market and commercial banking products;
- restructuring funding utilising Standard Chartered's offshore funding capability.

Financial Impact of the Acquisition on Standard Chartered

Standard Chartered has agreed, after arm's length negotiations with KFB Newbridge, to pay approximately KRW3.4 trillion (approximately US$3.3 billion) for a 100% interest in Korea First Bank. The agreed purchase price represents approximately 1.87 times the net asset value of Korea First Bank as at 30 September 2004.

Assuming the acquisition and the placing referred to in the subsection headed "Funding" below had completed as at 30 June 2004, Standard Chartered's tier 1 ratio would have been in the range of 7.4% to 7.7% and its core equity ratio would have been in the range of 5.7% to 6.0%.

Based on Standard Chartered's forecasts for business growth and transaction benefits, the acquisition is expected to be earnings per share accretive in 2006. The acquisition will result in an increase of Standard Chartered's assets in Korea, making Korea Standard Chartered's second largest business, by assets, after Hong Kong. The effect on net assets of Standard Chartered will also be positive based on the unaudited net assets of Korea First Bank as at 30 September 2004.

Funding

The consideration for the acquisition will be partly met out of the proceeds of an institutional placing of new Standard Chartered ordinary shares representing approximately 9.99% of Standard Chartered's existing ordinary shares, and partly with other funding resources. The placing of 117,902,943 new Standard Chartered ordinary shares ("Placing Shares") at a price of 920 pence (approximately HK$134.49) per Placing Share was completed and the Placing Shares issued on 14 January 2005. The placing raised net proceeds of approximately GBP1,071 million (approximately HK$15.66 billion). Pursuant to applications made by Standard Chartered, the Placing Shares were admitted by the UK Listing Authority to its Official List and by the London Stock Exchange to trading on the London Stock Exchange's market for listed securities and the Hong Kong Stock Exchange approved the listing of and granted permission to deal in the Placing Shares on the Hong Kong Stock Exchange on 14 January 2005. Dealings in the Placing Shares commenced in London on 14 January 2005 and in Hong Kong on 17 January 2005. The Placing Shares rank pari passu in all respects with the other issued ordinary shares of Standard Chartered, including the right to receive all dividends and other distributions declared, made or paid after 14 January 2005. All the Placing Shares were issued in uncertificated form.

CONCLUSION

The Directors consider the terms of the acquisition to be fair and reasonable and in the interests of the Company and its shareholders as a whole.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours sincerely

Bryan K. Sanderson

On behalf of the Board
Bryan K Sanderson CBE
Chairman

As at the date of this circular, the Board of Directors of the Company comprises:

Executive Directors:	Bryan Kaye Sanderson CBE, Evan Mervyn Davies CBE, Michael Bernard DeNoma, Christopher Avedis Keljik, Richard Henry Meddings, Kaikhushru Shiavax Nargolwala, Peter Alexander Sands; and
Independent Non-Executive Directors:	Sir C K Chow, James Frederick Trevor Dundas, Valerie Frances Gooding, Ho KwonPing, Rudolph Harold Peter Markham, Ruth Markland, Hugh Edward Norton, Paul David Skinner and Oliver Henry James Stocken.

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

A. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules and the UK Listing Rules for the purpose of giving information with regard to the Company and the acquisition disclosed above. The Directors, whose names appear on page 6 of this circular, collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

B. DISCLOSURE OF INTERESTS

The Company and its Directors, chief executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the SFO. As a result of this exemption, Directors, chief executives and shareholders no longer have an obligation under the SFO to notify the Company of shareholding interests, and the Company is no longer required to maintain a register of Directors' and chief executives' interests under section 352 of the SFO nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests made in the UK. As at 25 January 2005, the Directors, chief executives and substantial shareholders of the Company held the following interests based on the disclosure of interests made in the UK:

(i) Directors' Interests in Shares and Options

	Total interest in ordinary shares	Total interest in ordinary shares under option	Range of option exercise prices	Range of option exercise periods
B K Sanderson	101,617	216,999	Nil – 935.5p	2005 – 2015
E M Davies	124,538	1,611,022	Nil – 935.5p	2005 – 2015
Sir C K Chow	15,664	–	n/a	n/a
M B DeNoma	53,172	845,455	Nil – 935.5p	2005 – 2015
J F T Dundas	2,100	–	n/a	n/a
V F Gooding	–	–	n/a	n/a
Ho Kwon Ping	2,375	–	n/a	n/a
C A Keljik	164,177	835,059	Nil – 935.5p	2005 – 2015
R H P Markham	2,232	–	n/a	n/a
R Markland	2,019	–	n/a	n/a
R H Meddings	17,947	434,491	Nil – 935.5p	2005 – 2015
K S Nargolwala	116,917	905,453	Nil – 935.5p	2005 – 2015
H E Norton	4,000	–	n/a	n/a
P A Sands	24,238	757,885	Nil – 935.5p	2005 – 2015
P D Skinner	3,029	–	n/a	n/a
O H J Stocken	5,000	–	n/a	n/a

(ii) Substantial Shareholders' Interests in Shares

As far as the Directors are aware, there were no shareholders as at 25 January 2005 with an interest of more than 10% in the Company's issued ordinary share capital.

As at 25 January 2005, the Company had recorded in its register of interests the following interests of 3% or more in its issued ordinary share capital:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Fidelity Investments	70,900,914	5.47
The estate of Tan Sri Khoo Teck Puat	61,663,304	4.75
Goodwood Park Hotel Limited*	64,180,842	4.95
Glen Holdings (Private) Limited*	60,762,549	4.68
The Capital Group Companies Inc	55,370,193	4.27
Legal and General Investment Management Limited	39,250,232	3.03

* Glen Holdings (Private) Limited is 100% owned by Goodwood Park Hotel Limited, therefore the notifiable interest shown for Goodwood Park Hotel Limited includes the number of shares shown for Glen Holdings (Private) Limited.

C. SERVICE CONTRACTS

All of the Group Executive Directors, excluding Mr B K Sanderson, are entitled to receive and required to give, 12 months' notice. Each contract is subject to 12 months' rolling notice but, in any event, terminates automatically at the first annual general meeting following the executive director's 60th birthday. The contracts contain payment in lieu of notice (PILON) provisions which can be exercised at Standard Chartered Bank's discretion. The PILON would comprise an amount equal to 12 months' base salary, pension contributions/entitlement and certain benefits and allowances (such as life assurance and car allowance). The amount of any bonus payable as part of the PILON is determined taking into consideration individual and Group performance. Any payment under the PILON would be paid in quarterly instalments and be subject to mitigation.

Mr B K Sanderson has a 12 month rolling contract which in any event expires on 14 October 2008. His contract contains clauses specifying payments in the event of early termination by Standard Chartered Bank. In such circumstances the contract provides for payment that would take account of his base salary and certain allowances but exclude non-cash benefits and performance related bonus for the relevant period of notice.

The Independent Non-executive Directors do not have service contracts.

D. DIRECTORS' COMPETING INTERESTS

None of the Directors or their respective associates had, as at 25 January 2005, any interest in a business which competes, or is likely to compete, either directly or indirectly, with the business of the Company and its subsidiaries as required to be disclosed pursuant to the Hong Kong Listing Rules.

E. LITIGATION

As at 25 January 2005, neither the Company nor any of its subsidiaries was engaged in any litigation, arbitration or claim of material importance and no litigation, arbitration or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

F. GENERAL

(i) The secretary of the Company is David John Brimacombe, a solicitor of the Supreme Court of England and Wales.

(ii) The qualified accountant of the Company is Averina Anita Snow, an Associate of the Institute of Chartered Accountants in England and Wales.

(iii) The branch share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(iv) In the event of any inconsistency between the English text and the Chinese text of this circular, the English version shall prevail.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Principal Place of Business
in Hong Kong:
32nd Floor, 4-4A Des Voeux Road,
Central, Hong Kong

Registered in England
Number: 966425

註冊辦事處：
1 Aldermanbury Square
London EC2V 7SB
電話：020 7280 7500
www.standardchartered.com

香港主要營業地點：
香港
德輔道中4-4A號32樓

在英國註冊
註冊編號：966425

D. 董事的競爭權益

於2005年1月25日，董事或彼等各自的聯繫人士概無於與公司或其附屬公司業務直接或間接構成或可能構成競爭的任何業務中擁有任何權益，而須要按照香港上市規則的規定作出披露。

E. 訴訟

於2005年1月25日，公司或其任何附屬公司並無涉及任何重大訴訟、仲裁或索償，而就董事所知，公司或其任何附屬公司並無尚未解決或面臨威脅的重大訴訟、仲裁或索償。

F. 一般事項

(i) 公司的秘書為David John Brimacombe，彼為英格蘭及威爾斯最高法院的律師。

(ii) 公司的合資格會計師為Averina Anita Snow，彼為英格蘭及威爾斯特許會計師公會會員。

(iii) 公司於香港的股份過戶登記分處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(iv) 本通函的中英文版本如有任何歧異，概以英文本為準。

(ii) 主要股東於股份的權益

就董事所知悉，於2005年1月25日概無股東於公司已發行普通股本中擁有超過10%的權益。

於2005年1月25日，公司於其權益登記冊內記錄下列股東擁有於其已發行普通股本中3%或以上的權益：

股東	普通股數目	已發行普通股本百分比
Fidelity Investments	70,900,914	5.47
The estate of Tan Sri Khoo Teck Puat	61,663,304	4.75
Goodwood Park Hotel Limited*	64,180,842	4.95
Glen Holdings (Private) Limited*	60,762,549	4.68
The Capital Group Companies Inc	55,370,193	4.27
Legal and General Investment Management Limited	39,250,232	3.03

* 由於Glen Holdings (Private) Limited由Goodwood Park Hotel Limited全資擁有，因此Goodwood Park Hotel Limited所顯示的須申報權益包含Glen Holdings (Private) Limited所顯示的股份數目。

C. 服務合約

本集團所有執行董事（B K Sanderson先生除外）均有權接受及須作出12個月解約通知。各合約將會持續，惟可以12個月通知終止，惟在任何情況下，將於執行董事年屆60歲後的首個股東週年大會上自動終止。合約載有付款代替通知（代通知金）條文，可由渣打銀行酌情行使。代通知金將包括相等於12個月基本薪金、公積金供款／權益及若干利益及津貼（如人壽保險及汽車津貼）的金額。作為部份代通知金的任何應付花紅將按照個人及集團表現而釐定。代通知金項下的任何付款將按季分期支付並可予調低。

B K Sanderson先生擁有可以12個月通知終止的持續合約，並無論如何於2008年10月14日屆滿。其合約訂明如由渣打銀行提早終止合約所需支付的款項的條文。在該情況下，根據合約須支付的款項將按照其基本薪金及若干津貼而釐定，但不計及有關通知期間的非現金利益及與表現掛鈎花紅。

獨立非執行董事並無訂有任何服務合約。

A. 責任聲明

本通函乃遵照香港上市規則及英國上市規則的規定而提供有關公司及上文披露的收購的詳情。名列本通函第6頁的董事就本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及深信本通函並無遺漏任何其他事實，足以令本通函所載的任何陳述產生誤導。

B. 權益披露

公司及其董事、主要行政人員及股東得到部份豁免根據證券及期貨條例第XV部之披露要求。由於獲得此項部份豁免，董事、主要行政人員及股東再無須根據證券及期貨條例通知公司其持股權益，而公司亦無須設置證券及期貨條例第352條規定的董事及主要行政人員權益登記冊，或證券及期貨條例第336條規定的主要股東權益登記冊。然而，公司仍須就任何在英國作出的權益披露於香港聯交所存檔。於2005年1月25日，根據於英國作出的權益披露，公司董事、主要行政人員及主要股東持有下列權益：

(i) 董事於股份及購股權的權益

	於普通股的權益總計	購股權項下普通股的權益總計	購股權行使價範圍	購股權行使期
B K Sanderson	101,617	216,999	無至935.5便士	2005年-2015年
戴維思	124,538	1,611,022	無至935.5便士	2005年-2015年
周松崗爵士	15,664	–	不適用	不適用
M B DeNoma	53,172	845,455	無至935.5便士	2005年-2015年
J F T Dundas	2,100	–	不適用	不適用
V F Gooding	–	–	不適用	不適用
何光平	2,375	–	不適用	不適用
C A Keljik	164,177	835,059	無至935.5便士	2005年-2015年
R H P Markham	2,232	–	不適用	不適用
R Markland	2,019	–	不適用	不適用
R H Meddings	17,947	434,491	無至935.5便士	2005年-2015年
K S Nargolwala	116,917	905,453	無至935.5便士	2005年-2015年
H E Norton	4,000	–	不適用	不適用
P A Sands	24,238	757,885	無至935.5便士	2005年-2015年
P D Skinner	3,029	–	不適用	不適用
O H J Stocken	5,000	–	不適用	不適用

資金來源

收購代價將部份以向機構配售新發行渣打普通股(約相當於渣打未進行配售前已發行普通股的9.99%)的所得款項和部份以其他資金來源支付。以每股配售股份920便士(約134.49港元)的價格配售117,902,943股新發行渣打普通股(「配售股份」)一事已經完成,而配售股份已於2005年1月14日發行。配售所得款項淨額約為10.71億英鎊(約156.6億港元)。根據渣打作出的申請,配售股份獲准於英國上市管理局(UK Listing Authority)的正式牌價表掛牌,並獲倫敦證券交易所批准於其上市證券市場買賣,且獲香港聯交所批准於2005年1月14日在香港聯交所上市及買賣。配售股份已在2005年1月14日在倫敦買賣及在2005年1月17日在香港買賣。配售股份在所有方面均與渣打其他已發行普通股享有同等權益,包括收取於2005年1月14日以後所宣派、作出或派付的所有股息及其他分派。所有配售股份均以無股票證書形式發行。

結論

董事認為收購的條款屬公平合理,且符合公司及其股東的整體利益。

其他資料

務請　閣下垂注載於本通函附錄內的其他資料。

此　致

列位股東　台照

代表董事會
主席
Bryan K Sanderson CBE
謹啟

2005年2月1日

於本通函刊發之日,公司董事會成員分別為:

執行董事: Bryan Kaye Sanderson, CBE, 戴維思, CBE, Michael Bernard DeNoma, Christopher Avedis Keljik, Richard Henry Meddings, Kaikhushru Shiavax Nargolwala, Peter Alexander Sands;及

獨立非執行董事: 周松崗爵士, James Frederick Trevor Dundas, Valerie Frances Gooding, 何光平, Rudolph Harold Peter Markham, Ruth Markland, Hugh Edward Norton, Paul David Skinner及Oliver Henry James Stocken。

Standard Chartered PLC
(渣打集團有限公司)
1 Aldermanbury Square
London EC2V 7SB

註冊辦事處地址同上
在英國註冊,註冊編號:966425

渣打將採取以下措施促使韓國第一銀行發展壯大：

於個人銀行業務方面

- 以市場行業劃分為重點建立關係，例如提供針對中小型企業(「中小型企業」)和財富管理的產品；
- 向按揭和個人貸款客戶交叉出售；
- 為中小型企業、按揭、存款和投資產品開發產品和進行交易和現金管理方面的創新；
- 分享在客戶行業、信用積分和風險管理方面的最佳實務技巧。

於商業銀行業務方面

- 利用渣打的國際網絡以在貿易融資、全球市場及區域現金管理方面實現機遇；
- 增加多國公司、金融機構和中級市場公司方面的客戶來源；
- 拓寬全球市場和商業銀行產品方面收費產品的範圍；
- 利用渣打的海外集資能力重組資金。

收購對渣打的財務影響

渣打同意就收購韓國第一銀行的全部權益支付約3.4兆韓圓(約33億美元)的款項。此代價由渣打集團與KFB Newbridge公平磋商釐定。雙方商定的購買價約為韓國第一銀行於2004年9月30日的資產淨值的1.87倍。

假設下文「資金來源」分節項下之收購和配售於2004年6月30日已完成，渣打的第一層比率應在7.4%至7.7%之間，核心股本比率則應在5.7%至6.0%之間。

根據渣打對業務增長和交易利益的預測，預期收購將於2006年開始錄得每股盈利。收購將增加渣打於韓國的資產，令韓國成為僅次於香港的渣打第二大業務(按資產計算)。根據韓國第一銀行於2004年9月30日的未經審計淨資產，渣打的淨資產將受正面的影響。

Economy of the Republic of Korea)和韓國存款保險公司(Korea Deposit Insurance Corporation))(「政府股東」)加入股份購買協議，向渣打出售韓國第一銀行100%的股份。KFB Newbridge為一家為了持有私人股本投資者在韓國第一銀行中的投資而設立的公司。

應以現金支付給韓國第一銀行的股東的總代價約為3.4兆韓圜(約33億美元)。在滿足某些條件(包括監管同意)的前提下，交易預期於2005年4月底前完成。除非經各方另行批准(各方不應無理拒絕給予或延遲給予該批准)，收購必須在2005年1月10日後起計150日內完成，否則協議將予終止。

除了股份購買協議外，渣打銀行與韓國第一銀行於2005年1月10日簽訂了一份過渡協議。該協議規定了韓國第一銀行在收購完成前應如何從事業務的事項。

在作出所有合理查詢後，據渣打董事(「董事」)所知、所悉和所信，KFB Newbridge、政府股東和韓國第一銀行均為獨立於渣打集團及其關連人士(定義見香港上市規則)的第三方。

收購理據和利益

根據渣打估計，韓國銀行業的總收入約為440億美元。韓國第一銀行是商業和個人銀行業務強勁增長的平台。

渣打期望利用韓國第一銀行的全國性平台吸納新產品和消費者並增加利潤。韓國第一銀行目前的管理層曾對該行進行過重組。韓國第一銀行將得益於新的國際夥伴帶來的廣泛產品範圍和管理視野，預期這將促進該行的重大增長。本次收購使渣打的盈利來源更加多元化。

韓國是世界上最大的個人和商業銀行業務市場之一。如果在該市場內推出更多精細的銀行產品，將有機會創造更大的價值。

本次收購提供購買管理完善、具規模性全國分配網絡及強勁增長平台的銀行的機會。根據渣打對業務增長和交易利益的預測，收購預期將於2006年開始錄得每股盈利。

- 1.8兆韓圓(17億美元)的淨資產
- 總資本充足率為12.1%，第一層比率為7.0%

在截止2004年9月30日的九個月內，該行的未經審計收入為7,850億韓圓(7.47億美元)，未經審計稅前利潤為1,340億韓圓(1.27億美元)。2002年的經審計稅前利潤為950億韓圓(9,000萬美元)；2003年的經審計稅前利潤為930億韓圓(8,800萬美元)。韓國第一銀行在2002年錄得的經審計稅後及特殊項目後的盈利為1,020億韓圓(9,700萬美元)；在2003年錄得的經審計稅後和特殊項目後的虧損為130億韓圓(1,200萬美元)。韓國第一銀行於2004年6月30日的未經審計淨資產為17,330億韓圓(16.49億美元)；於2004年9月30日的未經審計淨資產為18,030億韓圓(17.16億美元)。

渣打介紹

渣打在亞太區、南亞、中東、非洲、英國和美洲的50多個國家500多個地點擁有30,000多名員工，管理層由來自約70個國家的人員構成，是世界上最國際化的銀行之一。

渣打分別在倫敦證券交易所和香港聯合交易所有限公司(「香港聯交所」)上市，按市值計算在FTSE-100英國倫敦金融時報百種指數的公司中名列前25名之內。

渣打提供個人和商業銀行客戶服務。個人銀行業務包括為個人和中小型企業提供信用卡、個人貸款、按揭、存款和理財服務。商業銀行業務包括為公司和機構客戶提供交易融資、現金管理、貸款、托管、外匯、債券資本市場和公司融資。

渣打在韓國

渣打於十九世紀後期已經在韓國開業，並是在1968年獲邀重返該國的第一間歐洲銀行。渣打目前通過在漢城的分行經營業務，總資產約為33億美元，員工170人，共有約300個直接銷售代理。在以往，渣打的業務重點是商業銀行業務、資金和債券資本市場。渣打於2003年9月開設了個人銀行業務，並促使該業務有系統地成長。

收購

收購詳情

根據2005年1月10日由渣打銀行與KFB Newbridge Holdings (Private) Limited(「KFB Newbridge」)簽訂的股份購買協議的條款，KFB Newbridge將行使其要求韓國第一銀行其他股東(即大韓民國財政及經濟部(Ministry of Finance and

購買價約為韓國第一銀行於2004年9月30日的資產淨值的1.87倍。

根據渣打對業務增長和交易利益的預測，韓國第一銀行的收購預期將於2006年開始錄得每股盈利。

渣打將以向機構配售新發行渣打普通股(該配售已於2005年1月14日完成，並籌得所得款項淨額約為10.71億英鎊)的所得款項和其他資金來源為收購提供資金。

韓國第一銀行介紹

韓國第一銀行是一間從事個人和商業銀行業務的韓國銀行，在全國設有分行網絡。該行按資產計算為韓國第七大全國性商業銀行集團，按分行數目計算為全國第五大銀行。

歷史上，韓國第一銀行主要從事商業銀行業務，但是，在1999年12月變更控制權後，該行進行了重大重組，重新定位為以個人按揭銀行業務為主導。根據截至2004年9月30日的未經審計數據，按揭佔總貸款的45%。該行通過採取多項行動進行了重組，包括實施新的經營平台、建立共用的服務中心、統一進行風險管理和確立重視盈利而非數量的經營策略。

韓國第一銀行在全國設有網點，具有以下特點：

- 在韓國銀行市場的佔有率約為6%
- 擁有約400間分行
- 擁有約2,100個自動櫃員機和現金自動存款機
- 擁有68,000個公司和公共客戶
- 擁有330萬零售客戶
- 擁有超過110萬流通信用卡
- 擁有260萬網上銀行客戶
- 擁有超過5,000名僱員

截至2004年9月30日，根據未經審計的資料，韓國第一銀行擁有：

- 44.1兆韓圓(419億美元)的總資產
- 31.5兆韓圓(300億美元)的總貸款

Standard Chartered

敬啟者：

收購韓國第一銀行

於2005年1月10日，渣打集團有限公司(「渣打」或「公司」)宣布渣打銀行於該日簽署一項協議，以約3.4兆韓圓(33億美元)現金收購韓國第一銀行(Korea First Bank)的全部股本。在滿足某些條件(包括監管同意)的前提下，此項收購預期在2005年4月底前完成。

此項收購構成香港聯合交易所有限公司證券上市規則(「香港上市規則」)項下公司的須予披露交易。

本通函旨在向　閣下提供有關此項收購的進一步資料及香港上市規則所規定有關須予披露交易的其他資料。本通函亦遵守英國上市管理局(UK Listing Authority)(根據英國2000年金融服務及市場法第VI部分，以主管機構身份行事的金融服務監管局)上市規則(「英國上市規則」)之規定。

緒言

渣打的公開戰略目標之一是擴大其在大韓民國(南韓，以下簡稱「韓國」)的業務。韓國是世界第十大、亞洲第三大的經濟體系，2005年的預計經濟增長率為4.3%。根據渣打的估計，韓國的銀行業所創造的總收入預計大約為440億美元，超過香港的規模三倍多。

收購韓國第一銀行將很大程度地擴大渣打在韓國的業務。根據2004年上半年的數字計算，韓國業務帶來的收入將佔渣打總收入的16%。

此項收購亦將增加渣打於韓國的資產，令韓國成為僅次於香港的渣打第二大市場(按資產計算)。

韓國第一銀行按資產計算是韓國第七大銀行集團，市場佔有率約為6%，擁有300多萬零售客戶。韓國第一銀行是韓國不良貸款比率最低的銀行之一(1.4%：2004年9月)。

目錄 **頁次**

本通函包括「前瞻性陳述」。除了歷史性事實陳述外，本通函中所有陳述，包括但不限於那些有關公司的財政狀況、業務策略、市場、管理層對於未來營運的計劃及目標(包括有關韓國第一銀行的整合及發展的計劃及與公司的產品及服務有關之其他發展計劃及目標)的陳述均為前瞻性陳述。這些前瞻性陳述涉及可能導致公司或有關市場及經濟的實際業績、表現或成果跟這些前瞻性陳述明示或暗示的未來業績、表現或成果有重大差異的一些已知及未知的風險、不確定因素及其他重要因素。這些前瞻性陳述是基於若干有關公司的現時及未來業務策略及公司的未來經營環境之假設(包括就韓國第一銀行而言，有關韓國的經濟及市場情況的假設)作出的，而這些假設最終可能被證明為正確，也可能被證明為不正確。這些前瞻性陳述僅參照本通函日期當日的情況作出。公司明確聲明其沒有任何義務(依據英國上市管理局(UK Listing Authority)(根據英國2000年金融服務及市場法第VI部分，以主管機構身份行事的金融服務監管局)上市規則或香港聯合交易所有限公司證券上市規則所需履行的義務除外)或承諾就載於本通函的任何前瞻性陳述發布任何更新或修訂版本，以反映公司對這些陳述的期望之任何改變或任何這些陳述所依據的事件、條件或情況之任何改變。

Standard Chartered

STANDARD CHARTERED PLC
(渣打集團有限公司)

(於英格蘭及威爾士註冊，編號966425)

股份代號：2888

收購韓國第一銀行

須予披露交易

本通函僅供　閣下參考，除下文第一段所述者外，　閣下毋須採取任何行動。

閣下如已經出售或轉讓名下所有渣打集團有限公司之股份，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

配售股份(定義見本通函第6頁)未有及將不會根據經修訂之《1933年美國證券法》登記，而除非已登記或獲豁免登記要求，否則不得在美國就配售股份提出要約或出售配售股份。

2005年2月1日